As filed with the Securities and Exchange Commission on January 29, 2024

Registration No. 333-267464

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 4

TO

FORM S-11

FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933

OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES

AMERICAN HEALTHCARE REIT, INC.

(Exact Name of Registrant as Specified in its Governing Instruments)

18191 Von Karman Avenue, Suite 300

Irvine, California 92612

(949) 270-9200

(Address, Including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

Danny Prosky

Chief Executive Officer, President and Director

18191 Von Karman Avenue, Suite 300

Irvine, California 92612

(949) 270-9200

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Edward F. Petrosky Bartholomew A. Sheehan Jason A. Friedhoff Sidley Austin LLP 787 Seventh Avenue New York, New York 10019 (212) 839-5300	Lauren B. Prevost, Esq. Seth K. Weiner, Esq. Morris, Manning & Martin, LLP 3343 Peachtree Road, NE 1600 Atlanta Financial Center Atlanta, Georgia 30326 (404) 504-7744	Scott C. Chase Goodwin Procter LLP 100 Northern Avenue Boston, Massachusetts 02210 (617) 570-1000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act: ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated January 29, 2024

PROSPECTUS

56,000,000 Shares

American Healthcare REIT, Inc.

Common Stock

American Healthcare REIT, Inc. is a self-managed real estate investment trust that acquires, owns and operates a diverse portfolio of clinical healthcare real estate properties, focusing primarily on medical office buildings, senior housing, skilled nursing facilities, hospitals and other healthcare-related facilities. We are offering 56,000,000 shares of our common stock as described in this prospectus. All of the shares of our common stock offered by this prospectus are being sold by us. We currently expect the public offering price to be between $12.00 and $15.00 per share. We have been approved, subject to official notice of issuance, to have our common stock offered by this prospectus listed on the New York Stock Exchange under the ticker symbol “AHR.” Currently, our common stock is not traded on a national securities exchange, and this will be our first listed public offering of securities.

We were formed as a Maryland corporation in January 2015 and have elected to be taxed as a real estate investment trust for U.S. federal income tax purposes commencing with our taxable year ended December 31, 2016. Shares of our common stock are subject to ownership limitations that are primarily intended to assist us in maintaining our qualification for taxation as a real estate investment trust. Our charter provides that, subject to limited exceptions, no person may beneficially or constructively own shares of common stock in excess of 9.9% (in value or in number of shares of common stock, whichever is more restrictive) of the aggregate of our outstanding shares of common stock. In addition, our charter contains various other restrictions on the ownership and transfer of shares of our stock. See “Description of Capital Stock—Restrictions on Ownership and Transfer” beginning on page  270 of this prospectus.

Investing in our common stock involves risk. See “Risk Factors” beginning on page 35 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount (1)	$	$
Proceeds, before expenses, to us	$	$

(1)

Danny Prosky, our Chief Executive Officer and President, and Mathieu B. Streiff, one of our directors, intend to purchase shares of our common stock sold in this offering, at the public offering price per share, with an aggregate purchase price of $2,000,000. No underwriting discount will be paid in respect of these purchases. See “Underwriting” for a complete description of the compensation payable to the underwriters.

We have granted the underwriters the option to purchase an additional 8,400,000 shares of our common stock on the same terms and conditions set forth above within 30 days after the date of this prospectus to cover overallotments, if any.

None of the Securities and Exchange Commission, any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of our common stock on or about    , 2024.

Lead Book-Running Managers

BofA Securities	Morgan Stanley

Bookrunners

KeyBanc Capital Markets		Citigroup

RBC Capital Markets	Barclays	Truist Securities

Co-Managers

JMP Securities	Fifth Third Securities	Regions Securities LLC
A CITIZENS COMPANY

Credit Agricole CIB

The date of this prospectus is     , 2024

American Healthcare REIT$4.6 BILLION IN TOTAL ASSETS A LEADING DIVERSIFIED HEALTH CARE REIT WITH A STRONG TRACK RECORD ACROSS MARKET CYCLES 4.5 MILLION SQ.FT. MEDICAL OFFICE 10,237 SENIOR HOUSING BEDS 9,437 SKILLED NURSING BEDS 298 PROPERTIES * All data presented as of September 30, 2023American Healthcare REIT$4.6 BILLION IN TOTAL ASSETS A LEADING DIVERSIFIED HEALTH CARE REIT WITH A STRONG TRACK RECORD ACROSS MARKET CYCLES 4.5 MILLION SQ.FT. MEDICAL OFFICE 10,237 SENIOR HOUSING UNITS 9,437 SKILLED NURSING BEDS 298 PROPERTIES * All data presented as of September 30, 2023

$4.5 BILLION IN TOTAL ASSETS A LEADING DIVERSIFIED HEALTHCARE REIT WITH A STRONG TRACK RECORD ACROSS MARKET CYCLES 5 MILLION SQ. FT. MEDICAL OFFICE 11,273 SENIOR HOUSING BEDS 9,635 SKILLED NURSING BEDS 313 PROPERTIES

You should rely only on the information contained in this prospectus, in any free writing prospectus prepared by us and in the documents incorporated by reference herein. We have not, and the underwriters have not, authorized anyone to provide you with different or additional information. If anyone other than us provides you with different or additional information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus, in any free writing prospectus prepared by us and in the documents incorporated by reference herein is accurate only as of the respective dates of such documents or on the date or dates specified therein. Our business, financial condition, liquidity, results of operations, FFO (as defined below), Normalized FFO (as defined below), EBITDA (as defined below), Adjusted EBITDA (as defined below) and prospects may have changed since those dates.

Market, Industry and Other Data

We use market, industry and other data throughout this prospectus that was obtained from publicly available information and industry publications. We have also obtained the information in “Industry and Market Data,” as well as certain information in “Prospectus Summary,” “Our Business and Properties,” and in other sections of this prospectus where indicated, from the market study prepared for us by Jones Lang LaSalle

i

Americas Inc. (“JLL”), an independent third-party real estate advisory and consulting services firm. Such information is included herein in reliance on JLL’s authority as an expert on such matters. See “Experts.” These sources (other than JLL) generally state that the information they provide has been obtained from sources believed to be reliable, but the accuracy and completeness of such information are not guaranteed. The market data, including information from JLL, includes forecasts and projections that are based on industry surveys and the preparers’ experiences in the industry, and there is no assurance that any of the forecasts or projections will be achieved. We believe that the surveys and market research others, including JLL, have performed are reliable, but we have not independently investigated or verified this information.

Capitalization, Reverse Stock Split and Conversion

As of January 19, 2024, we had 19,552,425 shares of Class T common stock, 46,673,320 shares of Class I common stock and no shares of unclassified common stock outstanding.

We effected a one-for-four reverse split of our common stock on November 15, 2022 and a corresponding reverse split of OP units (as defined below). As a result of the reverse common stock and OP unit splits, every four shares of our common stock (including our Class T common stock and Class I common stock) and OP units were automatically combined and converted into one issued and outstanding share of our common stock (of the applicable class) or OP unit, as applicable, rounded to the nearest 1/100th share or OP unit. The reverse common stock and OP unit splits impacted all classes of common stock and OP units proportionately and had no impact on any stockholder’s or limited partner’s percentage ownership of the issued and outstanding shares of common stock of any individual class or of all classes or the OP units. Unless otherwise indicated, the information in this prospectus gives effect to the reverse common stock and OP unit splits.

We have been approved, subject to official notice of issuance, to have the common stock offered by this prospectus listed on the NYSE (as defined below), and, upon listing, such common stock will be freely tradeable unless held by our affiliates. Our Class T common stock and Class I common stock are identical to our common stock offered by this prospectus, including with respect to voting and distribution rights, except that (1) we do not intend to list our Class T common stock or Class I common stock on the NYSE or any other national securities exchange at the time of this offering or for a period of time thereafter as described below and (2) our charter provides, upon the listing of our common stock offered by this prospectus on the NYSE (or such later date not exceeding 12 months from the date of listing as may be approved by our Board), each share of our Class T common stock and Class I common stock will automatically, and without any stockholder action, convert into one share of our listed common stock. Our Board has approved the 180th day after the date of the listing of our common stock offered by this prospectus on the NYSE as the date on which our Class T common stock and Class I common stock will automatically convert into our listed common stock.

Pro Rata Information

As of September 30, 2023, we owned and/or operated our 125 integrated senior health campuses through entities of which we owned 74.0% of the ownership interests and 10 other buildings through entities of which we owned 86.0% to 98.0% of the ownership interests. Because we have a controlling interest in these entities, these entities and the properties these entities own are consolidated in our financial statements in accordance with GAAP (as defined below). However, while such properties are presented in our financial statements on a consolidated basis, we are only entitled to our pro rata share of the net cash flows generated by such properties. As a result, we have presented certain property information in this prospectus based on our pro rata ownership interest as of the applicable date in properties included in these entities and not on a consolidated basis. In such instances, information is noted as being presented on a “pro rata share” basis. We believe this presentation is useful to investors, as it conveys our economic interest in properties included in these entities.

Unless otherwise indicated, throughout this prospectus we have assumed that we do not exercise our option to acquire the remaining 24.0% minority membership interest held by our joint venture partner in Trilogy

REIT Holdings, LLC (“Trilogy Holdings”) (the entity that indirectly owns and/or operates our 125 integrated senior health campuses) that we do not currently own. See “Our Business and Properties—Recent Developments—Option to Acquire Minority Joint Venture Partner’s Membership Interest in Trilogy Holdings.” If we exercise this option and consummate the purchase, our indirect interest in the relevant assets would increase from the 74.0% used in presenting the pro rata share basis information herein to 97.4% (assuming that there are no changes in the equity capitalization of Trilogy prior to consummation of the purchase).

Certain Defined Terms Used in this Prospectus

Unless the context otherwise requires, the following terms and phrases are used throughout this prospectus as described below:

•	“Adjusted EBITDA” means Adjusted EBITDA as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures—EBITDA and Adjusted EBITDA”;

•	“Affiliated MOB” means an MOB (as defined below) that, as of a specified date, has 25.0% or more of its square footage occupied by at least one healthcare system;

•

“AHI Acquisition” means the October 2021 acquisition by the Operating Partnership (as defined below) in the Merger (as defined below) of a newly formed entity (“NewCo”) that owned substantially all of the business and operations of American Healthcare Investors, LLC (“AHI”) as well as (1) all of the equity interests in a subsidiary of AHI that served as the external advisor of GAHR III (as defined below) and (2) all of the equity interests in a subsidiary of AHI that served as our external advisor;

•	“Annual Base Rent” means contractual base rent for the applicable year (or portion thereof);

•	“Annualized Base Rent” means contractual base rent for the last month of the applicable period multiplied by 12;

•

“Annualized Base Rent / Annualized NOI” means, when used as the denominator of a percentage, the aggregate of (1) Annualized Base Rent from leases as of September 30, 2023 for our MOBs, senior housing—leased, SNFs (as defined below) and hospitals and (2) Annualized NOI (as defined below) as of September 30, 2023 for our SHOP (as defined below) and integrated senior health campuses;

•

“Annualized NOI” means the applicable propert(y)(ies) revenue accruing for the last month of the applicable period (as determined in accordance with GAAP and adjusted to eliminate the straight lining of rent revenue) minus the amount of all property operating expenses for such month (as determined in accordance with GAAP and adjusted to eliminate the straight lining of rent expense) incurred in connection with and directly attributable to the ownership and operation of such propert(y)(ies) multiplied by 12;

•	“Board” means the board of directors of American Healthcare REIT, Inc.;

•	“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act;

•	“Code” means the Internal Revenue Code of 1986, as amended;

•	“CON” means a certificate of need or other limitation imposed by an applicable governmental organization on the number of licensed skilled nursing operators and/or beds in a particular area;

•

“Credit Facility” means the unsecured credit facility pursuant to the Amended and Restated Credit Agreement by and among us, the Operating Partnership, certain of our subsidiaries and the lenders dated as of January 19, 2022, and amended pursuant to the First Amendment to the Amended and Restated Credit Agreement dated as of March 1, 2023;

•

“EBITDA” means earnings before interest, taxes, depreciation, and amortization as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures—EBITDA and Adjusted EBITDA;

•

“EIK” means an eligible independent contractor (within the meaning of Section 856(d)(9) of the Code), which is an independent contractor that, at the time such contractor enters into a management or other agreement with a TRS (as defined below) to operate a “qualified health care property,” is actively engaged in the trade or business of operating “qualified health care properties” for a person not related to the TRS or applicable REIT (as defined below);

•	“Exchange Act” means the Securities and Exchange Act of 1934, as amended;

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“FFO” means funds from operations as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures—Funds from Operations and Normalized Funds from Operations”;

•	“GAAP” means generally accepted accounting principles as promulgated from time to time by the Financial Accounting Standards Board in the United States of America;

•	“GAHR II” means Griffin-American Healthcare REIT II, Inc., a Maryland corporation;

•	“GAHR III” means Griffin-American Healthcare REIT III, Inc., a Maryland corporation;

•	“GDP” means gross domestic product;

•	“GLA” means gross leasable area;

•

“Grant Income” means stimulus funds granted to us through various federal and state government programs, such as the CARES Act, established for eligible healthcare providers to preserve liquidity in response to lost revenues and/or increased healthcare expenses associated with the COVID-19 pandemic; such grants are not loans and, as such, are not required to be repaid, subject to certain conditions;

•	“Investment Company Act” means the Investment Company Act of 1940, as amended;

•	“ISHC” means integrated senior health campuses as described in “Prospectus Summary—Company Overview—Integrated Senior Health Campuses”;

•	“Listing Equity Awards” means the restricted common stock to be granted to our directors, executive officers and employees upon completion of this offering;

•

“Merger” means the October 2021 merger of GAHR III into GAHR IV (as defined below) and of the Operating Partnership into the GAHR III operating partnership. While GAHR IV (i.e., us) was the legal acquiror of GAHR III in the Merger, GAHR III was determined to be the accounting acquiror in the Merger. Thus, the financial information set forth herein subsequent to the consummation of the Merger reflects results of the combined companies, and the financial information set forth herein prior to the Merger reflects GAHR III’s results;

•	“MGCL” means the Maryland General Corporation Law;

•	“MOBs” means medical office buildings;

•	“NAV” means net asset value;

•	“NOI” means net operating income as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures—Net Operating Income”;

•

“Normalized FFO” means Normalized FFO as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures—Funds from Operations and Normalized Funds from Operations”;

•	“NYSE” means the New York Stock Exchange;

•

“OP units” means units of limited partnership interest in the Operating Partnership, which are redeemable for cash or, at our election, shares of our common stock on a one-for-one basis, subject to certain adjustments;

•

“Operating Partnership” means American Healthcare REIT Holdings, LP, a Delaware limited partnership, through which we conduct substantially all of our business and of which Continental Merger Sub, LLC, a Delaware limited liability company and our wholly-owned subsidiary, is the sole general partner;

•	“REIT” means real estate investment trust, as defined under the Code;

•

“RIDEA structure” means a structure permitted by the REIT Investment Diversification and Empowerment Act of 2007, pursuant to which we lease certain healthcare real estate properties to a wholly-owned TRS, which in turn contracts with an EIK to operate such properties for a fee. Under this structure, the EIK receives management fees, and the TRS receives revenue from the operation of the healthcare real estate properties and retains, as profit, any revenue remaining after payment of expenses (including intercompany rent paid to us and any taxes at the TRS level) necessary to operate the property. Through the RIDEA structure, in addition to receiving rental revenue from the TRS, we retain any after-tax profit from the operation of the healthcare real estate properties and benefit from any improved operational performance while bearing the risk of any decline in operating performance at the properties;

•

“Same-Store” means properties that were owned, consolidated and operational for the entirety of all relevant periods presented and were not otherwise excluded. SHOP, senior housing—leased, SNFs and hospital properties that have undergone operator or business model transitions will be included in Same-Store once operating under consistent operating structures for the entirety of all relevant periods presented. Properties are excluded from Same-Store if they were: (1) sold, classified as held for sale, or properties whose operations were classified as discontinued operations in accordance with GAAP; (2) impacted by materially disruptive events such as flood or fire; (3) for SHOP, properties that are undergoing a materially disruptive redevelopment during a period presented; and (4) for the SHOP and senior housing—leased, SNFs and hospital segments, properties that are scheduled to undergo operator or business model transitions, or have transitioned operators or business models after the start of the earliest period presented;

•	“SEC” means the U.S. Securities and Exchange Commission;

•	“Securities Act” means the Securities Act of 1933, as amended;

•	“SHOP” means senior housing operating properties;

•	“SNFs” means skilled nursing facilities;

v

•	“Trilogy” means Trilogy Investors, LLC, one of our consolidated joint ventures, in which we indirectly owned a 74.0% interest as of September 30, 2023;

•	“Trilogy Manager” means Trilogy Management Services, LLC, an independent third-party operator that qualifies as an EIK and manages all of our integrated senior health campuses;

•	“triple-net lease” means a lease where the tenant is responsible for making rent payments, maintaining the leased property and paying property taxes and other expenses;

•	“TRS” means taxable REIT subsidiary; and

•

“we,” “our,” “us,” and “Company” mean American Healthcare REIT, Inc. (previously known as Griffin-American Healthcare REIT IV, Inc. (“GAHR IV”)), a Maryland corporation, together with its consolidated subsidiaries, including the Operating Partnership; provided, however, that statements relating to the issuer of our common stock and statements as to our qualification for taxation as a REIT refer solely to American Healthcare REIT, Inc.

PROSPECTUS SUMMARY

This summary highlights some of the information included elsewhere in this prospectus. It does not contain all of the information that you should consider before making a decision to invest in the shares of our common stock offered by this prospectus. You should read carefully the more detailed information set forth under the heading “Risk Factors” and the other information, including the financial statements and related notes, included in this prospectus or incorporated by reference herein. Unless otherwise indicated, the information contained in this prospectus assumes that the shares of common stock to be offered by this prospectus are sold at $13.50 per share, which is the midpoint of the price range set forth on the front cover of this prospectus, and that the underwriters do not exercise their overallotment option to purchase up to an additional 8,400,000 shares of our common stock.

Company Overview

We are a self-managed REIT that acquires, owns and operates a diversified portfolio of clinical healthcare real estate properties, focusing primarily on MOBs, senior housing, SNFs, hospitals and other healthcare-related facilities. We have built a fully-integrated management platform, with 112 employees, that operates clinical healthcare properties throughout the United States, the United Kingdom and the Isle of Man. As of September 30, 2023, we had approximately $4.6 billion of total assets and were the ninth largest public reporting healthcare REIT (based on total assets). As of September 30, 2023, we owned and/or operated 298 buildings and integrated senior health campuses, representing an aggregate of approximately 18,875,000 square feet of GLA.

Our long-standing track record of execution and expertise across multiple clinical healthcare asset classes is the foundation upon which we have built a strong, diversified portfolio of assets with a broad geographic footprint. Members of our management team have overseen the acquisition of approximately $9.6 billion in healthcare real estate investments (based on aggregate contract purchase price) over the last 17 years, on behalf of us and three other prior public reporting REITs. This long-standing track record of execution has allowed us to develop and foster deep operator, tenant and industry relationships, which we believe, in turn, have allowed us to access attractive investments and deliver favorable risk-adjusted returns. We believe that we are effectively positioned to grow over the near- and long-term through multiple operating segments, which include six reportable business segments—MOBs, integrated senior health campuses, SHOP, senior housing—leased, SNFs and hospitals.

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MOBs. We value the stable and reliable cash flows our MOBs provide our portfolio, which we believe are particularly valuable during market disruptions and recessionary periods. As of September 30, 2023, we owned 90 MOBs that we lease to third parties, accounting for approximately 31.3% of our portfolio (based on aggregate contract purchase price on a pro rata share basis). These properties are similar to commercial office buildings, but typically require specialized infrastructure to accommodate physicians’ offices and examination rooms, as well as some ancillary uses, including pharmacies, hospital ancillary service space and outpatient services, such as diagnostic centers, rehabilitation clinics and outpatient-surgery operating rooms. As of September 30, 2023 and based on square feet on a pro rata share basis, approximately 75.0% of our MOBs were on-campus or adjacent to hospitals or Affiliated MOBs. Our MOBs are typically multi-tenant properties leased to healthcare providers (hospitals and physician practices) under leases that generally provide for recovery of certain operating expenses and certain capital expenditures and have initial terms of five to 10 years with fixed annual rent escalations (historically ranging from 2% to 3% per year).

•	Integrated Senior Health Campuses. Integrated senior health campuses are a valuable component of our portfolio because of their ability to provide a continuum of care as residents require increasing levels of care. As of September 30, 2023, we owned and/or operated 125 integrated senior health campuses, accounting for approximately 35.5% of our portfolio (based on aggregate contract purchase price on a pro rata share basis). These facilities allow residents to “age-in-place” by providing independent living, assisted living, memory care, skilled nursing and certain ancillary services, all within a single campus setting. Integrated senior health campuses predominantly focus on need-driven segments of senior care (i.e., assisted living, memory care and skilled nursing) and charge market rents in lieu of entry fees, as is commonly the case with continuing care retirement communities. Predominantly all of our integrated senior health campuses are operated utilizing a RIDEA structure, allowing us to participate in the upside from any improved operational performance while bearing the risk of any decline in operating performance.

All of our integrated senior health campuses are held by Trilogy, one of our consolidated joint ventures in which we indirectly owned a 74.0% interest as of September 30, 2023, and are managed by a third-party operator, the Trilogy Manager. The management agreement between Trilogy and the Trilogy Manager limits the Trilogy Manager’s ability to compete with us and our portfolio and provides us exclusive rights to future opportunities identified by the Trilogy Manager, including future developments.

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SHOP. Our SHOP segment has the potential for growth through the ongoing recovery from the COVID-19 pandemic and demand growth from an aging U.S. population. As of September 30, 2023, we owned and operated 46 senior housing facilities in our SHOP segment, accounting for approximately 17.9% of our portfolio (based on aggregate contract purchase price on a pro rata share basis). Senior housing facilities cater to different segments of the elderly population based upon their personal needs and include independent living, assisted living and memory care facilities. Residents of assisted living facilities typically require limited medical care but need assistance with eating, bathing, dressing and/or medication management. Services provided by operators at these facilities are primarily paid for by the residents directly or through private insurance and are therefore less reliant on government reimbursement programs, such as Medicaid and Medicare. The facilities in our SHOP segment are operated utilizing RIDEA structures, allowing us to participate in the upside from any improved operational performance while bearing the risk of any decline in operating performance.

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Senior Housing—Leased. As of September 30, 2023, we owned 20 senior housing facilities that we lease to third parties within our senior housing—leased segment, accounting for approximately 4.4% of our portfolio (based on aggregate contract purchase price on a pro rata share basis). Each facility is leased to a single tenant under a triple-net lease structure with an initial term typically ranging from approximately 12 to 15 years, fixed annual rent escalations (historically ranging from 2% to 3% per year) and requiring minimum lease coverage ratios. We commonly structure senior housing—leased assets under a single master lease covering multiple facilities in order to diversify our master tenant’s sources of rent and mitigate risk.

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SNFs. As of September 30, 2023, we owned 15 SNFs that we lease to third parties, accounting for approximately 5.5% of our portfolio (based on aggregate contract purchase price on a pro rata share basis). SNF residents are generally higher acuity and need assistance with eating, bathing, dressing and/or medication management and also require available 24-hour nursing care. SNFs offer restorative, rehabilitative and custodial nursing care for people who cannot live independently but do not require the more extensive and sophisticated treatment available at hospitals. Skilled nursing services provided by our tenants in SNFs are paid for either by private sources or through the Medicare and Medicaid programs. Each SNF is leased to a single tenant under a triple-net lease, with an initial term typically ranging from 12 to 15 years, fixed annual rent escalations (historically ranging from 2% to 3% per year) and requiring minimum lease coverage ratios. We commonly structure SNFs under a master lease with multiple facilities in order to diversify our master tenant’s sources of rent and mitigate risk. We typically focus on SNF investments in states that require a CON in order to develop new SNFs, which we believe reduces the risk of over-supply.

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Hospitals. As of September 30, 2023, we had one wholly-owned hospital and one hospital in which we owned an approximately 90.6% interest, which together account for approximately 3.2% of our portfolio (based on aggregate contract purchase price on a pro rata share basis). Services provided by operators and tenants in our hospitals are paid for by private sources, third-party payors (e.g., insurance and health maintenance organizations) or through the Medicare and Medicaid programs. Our hospital properties include acute care, long-term acute care, specialty and rehabilitation services and are leased to single tenants or operators under triple-net lease structures.

Competitive Strengths

We believe we possess the following competitive strengths that enable us to implement our business objectives and growth strategies and distinguish us from other market participants:

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Favorable Industry Tailwinds Primarily Driven by an Aging Demographic. An aging U.S. population is expected to drive significant incremental demand for healthcare and the real estate needed to support it. According to JLL, the biggest consumers of healthcare services in the United States are individuals aged 65 years and older—accounting for 35.0% of healthcare spending yet making up only 17.0% of the population. JLL projects that over the next decade the cohort of individuals in the United States age 80+ will grow by nearly 50% and the cohort of individuals ages 75 to 79 will grow by 36%. Consequently, healthcare expenditures in the United States as a share of total GDP are expected to continue to grow. Moreover, according to JLL, at nearly $13,500 per person during 2022, the United States spent more per capita on healthcare services than any other country. In addition to increased demand from the expected growth in the size of the older population, JLL expects longer life expectancy, aided by advances in medicine and greater demand for life-saving innovations, to drive increased demand for services among all age groups over the next decade. In turn, JLL expects these factors to drive increased demand for all types of healthcare real estate, including MOBs, senior housing and SNFs. Furthermore, according to JLL, outpatient sites have become the dominant sites of care for all age groups, and this trend has increased over the past ten years since outpatient visits exceeded inpatient admissions in 2011. JLL expects outpatient volume to grow across all sites of care, with the largest growth in areas such as physical therapy and lab services. Accordingly, we expect that an aging demographic, anticipated increases in healthcare expenditures and a shift in site of care to emphasize outpatient facilities will drive incremental demand for superior healthcare real estate.

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Diversified Portfolio of High-Quality Properties with National Footprint to Provide Stability. We believe that we have a high-quality portfolio that is diversified by clinical healthcare asset class, segment, geography, market and tenant, and is cross-diversified within each asset class (e.g., property-type diversification within a geographic area). As discussed above, we believe that each of our clinical healthcare asset classes will benefit from demographic trends, driving the need for additional healthcare services. We also believe that each of these clinical healthcare asset classes has qualities, including the relatively non-discretionary nature of healthcare spending, that support operating performance throughout market cycles and reduce the risks posed by economic slowdowns. We believe that our diversified portfolio provides us with acquisition flexibility, positioning us for potential significant growth, and mitigates the risks inherent in a concentration in one or a limited number of clinical healthcare asset classes, segments, geographies, markets or tenants, including risks presented by adverse industry trends, the ongoing COVID-19 pandemic, economic downturns in a particular geographic area and tenant bankruptcies.

The below charts illustrate our clinical healthcare asset class and segment diversification as of September 30, 2023 (based on aggregate contract purchase price on a pro rata share basis).

Clinical Healthcare Asset Class Diversification	AHR Segment Diversification

We believe our SHOP and integrated senior health campus exposure provides significant upside potential through the ongoing COVID-19 recovery and compelling demographics (see “—Growth Potential from COVID-19 Recovery in SHOP and Integrated Senior Health Campuses Portfolios” below). We believe our significant MOB exposure increases the stability of our portfolio, as MOBs are relatively stable in terms of utilization and occupancy levels. Services provided at MOBs are, to a significant degree, often non-discretionary and, for that reason, we believe MOBs exhibit resilience during market cycles and economic slowdowns. The occupancy of our MOB portfolio was 89.9% as of March 31, 2020, prior to the impact of the COVID-19 pandemic, has not been below 88.0% since then, and was 89.7% as of September 30, 2023. Additionally, we believe MOB tenants tend to renew leases at a higher rate than traditional office tenants, due to their need for proximity to associated healthcare systems and patient populations and need for specialized property features.

We focus on maintaining a diversified portfolio of properties that are strategically located or otherwise important to the tenant’s business. As of September 30, 2023, we leased our properties to a diversified group of 545 tenants across a broad range of the healthcare industry, including both private and government-affiliated tenants. In addition, we have a geographically diversified portfolio of properties located in 36 states, the United Kingdom and the Isle of Man.

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Growth Potential from COVID-19 Recovery in SHOP and Integrated Senior Health Campuses Portfolios. As illustrated in the chart below, as of September 30, 2023, approximately 54% our portfolio (based on aggregate contract purchase price on a pro rata share basis) consisted of SHOP and integrated senior health campuses operated utilizing RIDEA structures, where we indirectly benefit from positive operating performance, if any, at such properties and are indirectly adversely impacted by negative operating performance, if any, at such properties.

RIDEA Expsoure

While the COVID-19 pandemic materially and adversely affected the senior housing industry broadly, we have seen steady recovery within our portfolio. Beginning in the first quarter of 2020, the NOI of our SHOP and integrated senior health campuses portfolios experienced pandemic-driven decreases, with the NOI (excluding Grant Income) for our Pre-Pandemic Same-Store SHOP Portfolio and our Pre-Pandemic Same-Store ISHC Portfolio (each as defined in the charts below) reaching pandemic-era lows during the three months ended June 30, 2021 and December 31, 2020, respectively. Such pandemic-driven decreases were principally due to declines in occupancy, as many people were unable, or chose not, to move into our properties during the pandemic, and declines in margins, particularly as a result of higher labor costs, inflation and pandemic-related costs. Since then, our Pre-Pandemic Same-Store SHOP Portfolio and our Pre-Pandemic Same-Store ISHC Portfolio have shown improvement. We believe the recovery of our SHOP and integrated senior health campus performance from the impact of the COVID-19 pandemic (as illustrated by the below charts) will generally continue over time and that recovery towards pre-pandemic levels will drive our overall portfolio performance. No assurance can be given that this will be the case. See “Risk Factors” and “Our Business and Properties” for important additional information.

SHOP Recovery Opportunity

(1)	Represents resident occupancy of the available beds/units. Percentage is based on the weighted average resident occupancy during the period presented.
(2)

Calculated as NOI (excluding Grant Income) divided by net revenue (excluding Grant Income), on a pro rata share basis. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures—Net Operating Income” included elsewhere in this prospectus for a reconciliation of NOI (excluding Grant Income) to net income (loss).

(3)	Calculated as NOI (excluding Grant Income) on a pro rata share basis for the three months of the applicable period multiplied by four.
(4)

As of September 30, 2023, our SHOP segment consisted of 46 buildings with 4,064 beds/units (our “SHOP Portfolio”), which we divide into the portfolio of properties that we owned as of the first quarter of 2020 and have not undergone subsequent redevelopment or operator transitions (the “Pre-Pandemic Same-Store SHOP Portfolio”) and the portfolio of properties not in the Pre-Pandemic Same-Store SHOP Portfolio. As of September 30, 2023, the Pre-Pandemic Same-Store SHOP Portfolio consisted of 20 buildings with 1,957 beds/units. The portfolio of properties not in the Pre-Pandemic Same-Store SHOP Portfolio consisted of 26 buildings with 2,107 beds/units.

Integrated Senior Health Campuses Recovery Opportunity

(1)

Represents resident occupancy of the available beds/units. Percentage is based on the weighted average resident occupancy during the period presented. We changed the measurement for senior housing occupancy in our integrated senior health campuses from beds to units beginning August 1, 2023. As a result, all historical occupancies were updated to units.

(2)

Calculated as NOI (excluding Grant Income) divided by net revenue (excluding Grant Income), on a pro rata share basis. Excludes ancillary income. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures—Net Operating Income” included elsewhere in this prospectus for a reconciliation of NOI (excluding Grant Income) to net income (loss).

(3)	Calculated as NOI (excluding Grant Income) on a pro rata share basis for the three months of the applicable period multiplied by four. Excludes ancillary income.
(4)

As of September 30, 2023, our integrated senior health campuses segment consisted of 125 campuses with 12,614 beds/units (our “ISHC Portfolio”). We divide the ISHC Portfolio into the portfolio of campuses that we owned as of the first quarter of 2020 and have not undergone subsequent redevelopment (the “Pre-Pandemic Same-Store ISHC Portfolio”) and the portfolio of properties not in the Pre-Pandemic Same-Store ISHC Portfolio. As of September 30, 2023, the Pre-Pandemic Same-Store ISHC Portfolio consisted of 79 campuses with 7,823 beds/units. The portfolio of properties not in the Pre-Pandemic Same-Store ISHC Portfolio consisted of 46 campuses with 4,791 beds/units.

In addition, we believe that favorable demographic characteristics in many of the markets in which our assets are located will further support occupancy and revenue growth. We also believe our SHOP and integrated senior health campuses assets provide a valuable hedge against inflation, as the short-term nature of resident leases (typically for a term of one year or less) creates the opportunity for operators to adjust rents to reflect current market conditions.

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Demonstrated Flexible Capital Allocation and Portfolio Growth. Our substantial experience in multiple clinical healthcare asset classes allows us to dynamically adjust our acquisition focus on the asset classes that we believe will provide the most attractive risk-adjusted returns at any point in time to take advantage of the most compelling market pricing in each asset class and continue to grow when other asset classes may have unattractive terms. We believe this broadens our investment opportunities and prospects for sustained growth. Members of our management team have overseen the acquisition of approximately $9.6 billion in healthcare real estate investments (based on aggregate contract purchase price) over the last 17 years, on behalf of us and three other prior public reporting REITs. As reflected in the below chart, from the inception of GAHR III (the company that we merged with in the Merger) in February 2014 through September 30, 2023, we and GAHR III acquired and developed assets with an aggregate contract purchase price or construction cost (including licensing and furniture and fixture expenditures), respectively, of approximately $5.0 billion.

We believe that we maintain a competitive advantage in acquiring properties because of the scale of our business and the experience of our management team, particularly its experience in investing in properties in multiple clinical healthcare asset classes. We believe this experience allows us to identify off-market investment opportunities and investment opportunities that are strategically marketed to a limited number of investors, providing us with the opportunity to purchase assets outside of broadly-marketed, competitive bidding processes. In addition, while we have significant scale, we believe that our smaller asset size relative to certain other similar publicly traded companies potentially allows for more rapid growth at lower transaction volumes.

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Cohesive Management Team with Experience through Market Cycles. Certain members of our management team have been together for 17 years or more, and our senior management team (consisting of eight executives) has an average of approximately 27 years of healthcare industry or real estate industry experience per person, including at two of the three largest publicly traded healthcare REITs—Healthpeak Properties, Inc. (NYSE: PEAK) and Ventas, Inc. (NYSE: VTR). Danny Prosky, our Chief Executive Officer and President, has over 31 years of experience within the healthcare and real estate industries. He has significant knowledge of, and relationships within, these industries, due in part to his work at another publicly traded healthcare REIT and other healthcare companies. Our management team has a proven track record of successfully acquiring and managing portfolios of clinical healthcare assets and operating public reporting REITs (including handling SEC reporting, compliance and proactively monitoring the requisite internal controls) through various market cycles. In particular, our management team has built and managed four public healthcare REITs since 2006, including building our current portfolio since February 2014 and, for GAHR II, raising approximately $2.8 billion of equity, completing approximately $3.0 billion of gross investments, and, five years after launch, selling GAHR II for $4.0 billion to NorthStar Realty Finance Corp. (now known as DigitalBridge Group, Inc. (NYSE: DBRG)). We benefit from the significant experience of our management team and its ability to effectively navigate changing market conditions in an effort to seek to achieve attractive risk-adjusted returns.

We believe our management team’s depth of experience in the healthcare and real estate industries (including underwriting debt and equity investments in clinical healthcare assets), operations and finance provides us with significant perspective in underwriting potential investments. Our rigorous investment underwriting process focuses on both healthcare and real estate operations, and includes a detailed analysis of the property, including historical and projected cash flow and capital needs, visibility of location, quality of construction, and local economic, demographic and regulatory factors. Our investment underwriting process also includes an analysis of the financial strength and operational experience of the healthcare tenant or operator and, if applicable, its management team. We believe our underwriting process will support our ability to seek to achieve attractive risk-adjusted returns for our stockholders.

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Deep Operator, Tenant and Industry Relationships. Over the past 17 years, our management team has developed an extensive network of relationships with high-quality operators, tenants and other participants in the healthcare and real estate industries. We seek to maintain and develop relationships with partners that possess local market knowledge, have demonstrated hands-on management and have proven track records. Our long-term participation in the healthcare and real estate industries and reputation as an experienced and collaborative partner across multiple clinical healthcare asset classes has allowed us to expand many of our existing relationships through new investments and allows us to develop new relationships with high quality operators and tenants. We believe these relationships will continue to provide us with off-market investment opportunities and investment opportunities that are strategically marketed to a limited number of investors, providing us with the opportunity to purchase assets outside of broadly-marketed, competitive bidding processes. The below chart shows our top 10 tenants and operators as of September 30, 2023 (based on our pro rata share of Annualized Base Rent / Annualized NOI).

Top 10 Tenants and Operators

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Our Trilogy Investment Creates an Opportunity to Invest in Unique Integrated Senior Health Campuses that have Demonstrated Compelling Post-Pandemic Growth. All of our integrated senior health campuses are held in Trilogy, one of our consolidated joint ventures in which we indirectly owned a 74.0% interest as of September 30, 2023. These facilities allow residents to “age-in-place” by providing independent living, assisted living, memory care, skilled nursing and certain ancillary services, all within a single campus setting. Since investing in Trilogy in December 2015, we have grown our portfolio of integrated senior health campuses from 97 to 125 properties as of September 30, 2023, primarily by developing and managing purpose-built facilities that include both assisted living and skilled nursing units and often include independent living and memory care. Since our Trilogy occupancy reached a low point during the pandemic in the fourth quarter of 2020, our Trilogy occupancy has grown from 70.0% for the three months ended December 31, 2020 to 86.2% for the three months ended September 30, 2023. In addition, from the first quarter of 2021 to the third quarter of 2023, our quarterly net loss decreased by 68.2%, our quarterly NOI (excluding Grant Income) increased by 59.2%, and our quarterly Trilogy NOI (excluding Grant Income) grew by 700.7%. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures—Net Operating

Income” included elsewhere in this prospectus for a reconciliation of NOI (excluding Grant Income) to net income (loss). All of these facilities are managed by the Trilogy Manager, an independent third-party operator of senior living communities founded in 1997, with approximately 17,000 employees as of September 30, 2023. The Trilogy Manager has a well-established track record of high-quality care that drives performance at these facilities. The management agreement between Trilogy and the Trilogy Manager limits the Trilogy Manager’s ability to compete with us and our portfolio.

Key drivers of the success of our Trilogy investment include: (1) providing residents with the ability to “age-in-place” and increase their level of care without changing facilities; (2) providing both assisted living and skilled nursing units within the same facility, resulting in operational efficiencies and cost savings; (3) using size and geographic concentrations to seek efficiencies (for example, the Trilogy Manager leverages centralized key business functions, such as recruiting, marketing and compliance, for use by multiple facilities, and the Trilogy Manager has developed an “internal agency” of nurses, called Flex Force, that can work as needed at different facilities, eliminating the need for costly third-party staffing agencies and increasing the ability to maintain consistent high-quality service); (4) newer buildings with an average age of 8.9 years (as compared to the industry average of 42.1 years for SNFs and 21.2 years for senior housing, according to JLL Research, NIC Map Data Services); (5) emphasizing post-acute skilled nursing, which provides a source of future assisted living residents; and (6) utilizing the Trilogy Manager development teams to identify, source and manage the ground-up development of facilities (for example, over the past seven years the Trilogy Manager has sourced three to five facilities for Trilogy annually, which we believe is scalable and will provide potential opportunities for future growth).

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Robust Operating Platform and Proactive Portfolio Management with Institutional Scale. As the ninth largest public reporting healthcare REIT (based on total assets as of September 30, 2023), we have a significant operating platform, with 112 employees and with sophisticated internal systems to manage our properties. We have a proactive approach to asset and property management that we believe enhances the performance of our portfolio. We seek to identify and address issues that may adversely affect our assets, such as deterioration in local real estate fundamentals, operating deficiencies, credit deterioration and general market disruption (e.g., such as from the COVID-19 pandemic or regulatory developments).

We actively monitor our portfolio through a variety of methods, which include regular and ongoing contact with our tenants and operators to closely track financial and operating performance by, among other things, reviewing financial statements that our counterparties are contractually obligated to provide to us, reviewing operating performance and clinical outcome data for our facilities, and participating in meetings and joint strategic planning sessions with facility management teams to seek to optimize outcomes. We believe this level of engagement, combined with our management team’s experience in the healthcare and real estate industries, allow us to adopt risk mitigation strategies for troubled tenants and operators (which could include their replacement and sale of non-core properties), anticipate changes in economic, market and regulatory conditions and make appropriate adjustments to our portfolio. Our regular focus on asset management enables us to identify strategic opportunities to complete capital expenditures designed to enhance a facility and improve its market position, occupancy and growth prospects.

Business Objectives and Growth Strategies

Our business objectives are to grow our cash flows, maintain financial flexibility, increase the value of our portfolio, make regular cash distributions to our stockholders, and generate attractive risk-adjusted returns through the following growth strategies:

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Capture Growth from COVID-19 Recovery through Leasing and Expense Controls at Our Senior Housing Facilities, Integrated Senior Health Campuses and SNFs. Occupancy at senior housing facilities, integrated senior health campuses and SNFs has generally been recovering from declines brought on by the COVID-19 pandemic. We believe that the high-quality residential experience delivered by the operators and tenants at our senior housing facilities, integrated senior health campuses and SNFs will, over time, support a continuing recovery in occupancy towards pre-pandemic levels and potentially increase value. See “—Competitive Strengths—Growth Potential from COVID-19 Recovery in SHOP and Integrated Senior Health Campuses Portfolios.” Additionally, our operators and tenants have increasingly focused on expense controls, with specific emphasis on reducing reliance on “agency” staffing, which is often inefficient and reduces the ability to maintain consistent high-quality staffing. Finally, as senior housing resident leases expire, which typically occurs annually, our operators and tenants have the opportunity to increase rates, which we believe is a valuable quality in an inflationary environment. We believe that occupancy trends, expense control initiatives and the ability to seek rent increases when relatively short-term resident leases expire in senior housing will improve performance at our integrated senior health campus and SHOP segments and increase rent coverage and the stability of our rental revenue in our senior housing—leased and SNF segments over time.

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External Growth through Disciplined and Targeted Acquisitions to Expand Our Diversified Portfolio. We plan to continue our disciplined and targeted acquisition strategy of identifying healthcare real estate investments that are individually compelling and contribute to our portfolio’s overall diversification by healthcare asset class, geography, market, tenant and operator. We intend to focus primarily on MOBs, senior housing facilities and SNF investments. When making MOB investments, we will continue to focus on strong hospital system affiliations, as well as high-quality properties with creditworthy tenants. When making senior housing facility and SNF investments, we focus on assets that we believe are located in areas that have characteristics supporting demand, such as growing senior populations. We work closely with numerous strong tenants and operators in order to identify acquisition and other investment opportunities in their local markets, as well as selective new markets. Many of our tenants and operators have demonstrated a desire, as well as the resources, to grow, and we expect our strong relationships with these tenants and operators to continue to lead to additional investment opportunities. We will also look to establish new tenant and operator relationships with local and regional operators with experienced management teams that we believe are highly qualified and meet our investment and operating standards.

We are highly focused on growing our business where we believe that we can capture the most attractive opportunities across different clinical healthcare asset classes while maintaining our portfolio’s overall diversification. We intend to execute our external growth strategy in our existing markets and selectively in new markets that we believe have attractive demographic and competitive trends. We believe our reputation, in-depth market knowledge and extensive network of established relationships in the healthcare and real estate industries will continue to provide us access to attractive investment opportunities.

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Continue to Develop Integrated Senior Health Campuses through Experienced Development Partner. Through Trilogy, as of September 30, 2023, we have invested in the development of 28 integrated senior health campuses. The nine most recently opened integrated senior health campuses developed and owned by Trilogy that have stabilized had a weighted average cost of approximately $17,900,000 per facility, or $158,471 per bed/unit, and a weighted average stabilized yield on cost of 11.2%. See “Our Business and Properties—Trilogy and the Trilogy Manager—Trilogy—Trilogy Developments” for more information and for how we define “stabilized” and “yield on cost.” As a result of these developments and other expansions and investments, we have added approximately 3,706 beds/units to our portfolio since our investment in Trilogy in December 2015, a 35.4% increase in number of beds/units. We, through Trilogy, have exclusive rights to opportunities identified by the Trilogy Manager, including future developments. Trilogy has long-standing relationships in the industry, and we intend to continue to seek to expand our portfolio by leveraging those relationships in order to develop integrated senior housing campuses. We work closely with the Trilogy Manager to identify acquisition, development, and other investment opportunities in its existing markets, as well as selective new markets.

As reflected in the table below, as of September 30, 2023, Trilogy had under construction (1) four expansions expected to add an aggregate of approximately 61 beds/units, to be completed in 2023 and the third quarter of 2024, and to have an aggregate estimated cost of approximately $10,635,000 and (2) five new developments expected to consist of an aggregate of approximately 597 beds/units, to be completed in 2023 and 2024, and to have an aggregate estimated construction cost of approximately $127,872,000. There can be no assurance that these expansion or development projects will be completed on the timeline and terms described or at all, or that returns we receive will be similar to those achieved on our past expansion and development investments, including the yield on cost set forth in the prior paragraph with respect to recently stabilized developments. See “Risk Factors—Risks Related to Investments in Real Estate—Inaccuracies in our underwriting assumptions and/or delays in the selection, acquisition, expansion or development of real properties may materially and adversely affect us.”

Location	Beds/Units Added	Total Estimated Cost (in thousands)	Planned Opening Date
Expansions
Crawfordsville, IN	17	$353	Q4 2023
Lafayette, IN	14	339	Q4 2023
Kokomo, IN	20	6,400	Q3 2024
Washington, IN	10	3,543	Q3 2024

Expansions Total	61	$10,635

Developments (1)
Liberty Township, OH	120	$23,280	Q4 2023
Bowling Green, OH	116	22,905	Q4 2023
Hudsonville, MI	124	26,616	Q2 2024
Muskegon, MI	124	27,565	Q2 2024
Lancaster, OH	113	27,506	Q2 2024

Developments Total	597	$127,872

Total	658	$138,507

(1)

These five developments as of September 30, 2023 are being conducted through a joint venture, in which Trilogy owns an approximately 49.0% interest. Trilogy has purchase options on these five developments once they are completed at fair market value. This joint venture has no future commitments or plans to conduct more developments.

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Provide Sustained Stability through Consistent MOB Performance with Opportunity for Revenue Growth Driven by Occupancy Gains and Improving Lease Spreads. Our MOB segment has historically provided the most stable cash flows of our segments. We expect our diverse MOB portfolio to continue to provide stable cash flows to help support an attractive dividend to our stockholders. We will also seek to increase MOB occupancy and rental rates to unlock additional rental revenue. Our experienced leasing professionals are dedicated to increasing tenant retention and releasing spreads, as well as entering into leases with new tenants, and executing leases with attractive terms, such as favorable rent escalation clauses. As of September 30, 2023, our MOBs were 89.7% leased. Based on our view of the generally favorable supply/demand dynamic, which continues to improve with increased construction costs, and current leasing activity, we believe that we can increase our overall MOB occupancy and rental rates to grow rental revenue. Additionally, most of our MOB leases benefit from contractual rent escalation provisions that provide organic rent growth in addition to potential gains that may be achieved through leasing activity.

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Actively Position our Balance Sheet for Growth. Upon completion of this offering, we believe we will be well positioned to grow our portfolio by opportunistically pursuing acquisitions in a disciplined manner, while maintaining a flexible balance sheet. As of September 30, 2023, on a pro forma basis after the use of the net proceeds from this offering to repay certain indebtedness, we had total debt of approximately $1,817,498,000, 11.4% of which was unsecured, and $911,038,000 of total liquidity, comprised of $875,860,000 of undrawn capacity under our lines of credit and $35,178,000 of cash and cash equivalents. We believe our leverage profile, which we believe has a well-laddered maturity schedule, and liquidity position us to pursue attractive external growth opportunities in a prudently capitalized manner. We believe that becoming a publicly traded REIT will enable us over time to access multiple forms of equity and debt capital currently not available to us, potentially further enhancing our financial flexibility to fund attractive external growth opportunities.

Our Properties

As of September 30, 2023, we owned and/or operated 298 buildings and integrated senior health campuses. The following table presents certain additional information about our real estate investments as of September 30, 2023.

(dollars and square feet in thousands)
							Pro Rata Share Basis		Consolidated Basis
	Number of Buildings/ Campuses (1)(2)	GLA (sq ft)	% of GLA	Leased% (3)	Wtd Avg Lease Term (in years)	Aggregate Contract Purchase Price	Annualized Base Rent/ Annualized NOI (4)	% of Annualized Base Rent/ Annualized NOI	Annualized Base Rent/ Annualized NOI (4)	% of Annualized Base Rent/ Annualized NOI
Integrated Senior Health Campuses	125	9,218	48.9%	86.2%	—	$1,943,134	$112,993	40.4%	$152,698	47.6%
MOBs	90	4,517	23.9	89.7	5.0	1,270,474	100,576	36.0	101,089	31.5
SHOP	46	3,388	17.9	79.3	—	729,767	22,759	8.1	22,933	7.1
Senior Housing—Leased	20	673	3.6	100	7.6	179,285	12,426	4.4	12,426	3.9
SNFs	15	906	4.8	100	9.0	223,500	22,291	8.0	22,291	7.0
Hospitals	2	173	0.9	100	13.1	139,780	8,591	3.1	9,336	2.9

Total/weighted average (5)	298	18,875	100%	92.6%	6.2	$4,485,940	$279,636	100%	$320,773	100%

(1)

As of September 30, 2023, we owned and/or operated 100% of our properties, with the exception of our investments through Trilogy, Lakeview IN Medical Plaza, Southlake TX Hospital, Pinnacle Beaumont ALF, Pinnacle Warrenton ALF and Louisiana Senior Housing Portfolio.

(2)

We own fee simple interests in all of our land, buildings and campuses except for (a) 19 MOB buildings (28.4% of MOB GLA) for which we own fee simple interests in the buildings and other improvements on such properties subject to ground leases, (b) five integrated senior health campuses (4.4% of the GLA for integrated senior health campuses and 4.2% of beds/units) for which we own fee simple interests in the buildings and other improvements on such properties subject to ground leases, (c) one SNF (14.8% of SNF GLA) for which we own a fee simple interest in the building and other improvements on such property subject to a ground lease and (d) 20 integrated senior health campuses (14.6% of the GLA for integrated senior health campuses and 15.3% of beds/units) that were leased to Trilogy by third parties.

(3)

Leased percentage includes all third-party leased space of the properties included in the respective segment (including master leases) as of September 30, 2023, except for our SHOP and integrated senior health campuses where leased percentage represents resident occupancy of the available beds/units therein for the three months ended September 30, 2023.

(4)

With the exception of our SHOP and integrated senior health campuses, amount is based on Annualized Base Rent (on a pro rata share or consolidated basis, as applicable) from leases as of September 30, 2023. For our SHOP and integrated senior health campuses, amount is based on Annualized NOI (on a pro rata share or consolidated basis, as applicable) due to the characteristics of the RIDEA structure.

(5)	Weighted average leased percentage excludes our SHOP and integrated senior health campuses.

The following table presents information on our beds/units as of September 30, 2023.

	Consolidated Beds/Units (1)
Reportable Segment	Senior Housing	SNF	Total	% of Total Beds/Units
Integrated Senior Health Campuses	5,380	7,234	12,614	64.1%
MOBs	N/A	N/A	N/A	N/A
SHOP	3,929	135	4,064	20.7
Senior Housing—Leased	928	—	928	4.7
SNFs	—	2,061	2,061	10.5
Hospitals	N/A	N/A	N/A	N/A

Total	10,237	9,430	19,667	100%

(1)	Represents actual available beds/units and not licensed beds/units.

Geographic Diversification

The following map shows our 298 buildings and integrated senior health campuses as of September 30, 2023.

The following charts show our regional diversification as of September 30, 2023 based on percentage of Annualized Base Rent / Annualized NOI on a pro rata share basis.

Regional Diversification (1)

(1)

Based on the aggregate of (a) Annualized Base Rent (on a pro rata share basis) from leases as of September 30, 2023 for our MOBs, senior housing—leased, SNFs and hospitals and (b) Annualized NOI (on a pro rata share basis) as of September 30, 2023 for our SHOP and integrated senior health campuses.

Diversification by State (1)

(1)

Based on the aggregate of (a) Annualized Base Rent (on a pro rata share basis) from leases as of September 30, 2023 for our MOBs, senior housing—leased, SNFs and hospitals and (b) Annualized NOI (on a pro rata share basis) as of September 30, 2023 for our SHOP and integrated senior health campuses.

The following table shows the percentage of each of our top 10 states’ Annualized Base Rent / Annualized NOI on a pro rata share basis that is applicable to each of our reportable segments.

Reportable Segment Composition of Top 10 States (1)

State	Integrated Senior Health Campuses	MOBs	SHOP	Senior Housing— Leased	Hospitals	SNFs	Total
1. Indiana	97.5%	5.9%	(3.4%)	—	—	—	100%
2. Ohio	90.5%	9.5%	—	—	—	—	100%
3. Michigan	61.9%	14.3%	0.9%	22.9%	—	—	100%
4. Texas	—	47.8%	20.7%	—	31.5%	—	100%
5. Missouri	—	43.1%	5.2%	—	—	51.7%	100%
6. Massachusetts	—	36.3%	—	—	—	63.7%	100%
7. Pennsylvania	—	31.4%	68.6%	—	—	—	100%
8. Georgia	—	100%	—	—	—	—	100%
9. North Carolina	—	21.1%	78.9%	—	—	—	100%
10. Illinois	—	63.3%	—	36.7%	—	—	100%

(1)

Based on the aggregate of (a) Annualized Base Rent (on a pro rata share basis) from leases as of September 30, 2023 for our MOBs, senior housing—leased, SNFs and hospitals and (b) Annualized NOI (on a pro rata share basis) as of September 30, 2023 for our SHOP and integrated senior health campuses.

Tenant and Operator Diversification

The following table provides certain information regarding our portfolio’s top 10 tenants and operators as of September 30, 2023.

Tenants / Operators	Property Segment	% of Annualized Base Rent / Annualized NOI on a Pro Rata Share Basis (1)
Trilogy Manager (operator)	Integrated Senior Health Campuses	40.4%
Heritage Senior Living (operator)	SHOP	3.2
Reliant Care Management (tenant and operator)	SNF	3.0
Bane Care Management (tenant and operator)	SNF	3.0
Christus Good Shepherd Health System (tenant)	MOBs	2.7
Methodist Health System (tenant and operator)	Hospitals	2.6
Cogir Senior Living (operator)	SHOP	2.4
Vista Springs (tenant and operator)	Senior Housing—Leased	1.9
Senior Solution Management Group, Texas Portfolio (operator)	SHOP	1.8
TL Management (tenant and operator)	SNF	1.7

Total		62.7%

(1)

Represents the percentage of the aggregate of (a) Annualized Base Rent (on a pro rata share basis) from leases as of September 30, 2023 for our MOBs, senior housing—leased, SNFs and hospitals and (b) Annualized NOI (on a pro rata share basis) as of September 30, 2023 for our SHOP and integrated senior health campuses.

Lease Expirations

Substantially all of our leases with residents at our SHOP and integrated senior health campuses are for a term of one year or less. The following table presents information about the expirations of our Annual Base Rent by segment as of September 30, 2023, excluding our SHOP and integrated senior health campuses.

	Annual Base Rent of Expiring Leases (1) and
(dollars in thousands)	% of Total Annual Base Rent Represented by Expiring Leases
Year	MOBs		Hospitals		Senior Housing – Leased (2)		SNFs		Interest Income (3)		Total
2023	$5,085	4.5%	$—	—%	$—	—%	$—	—%	$—	—%	$5,085	3.1%
2024	11,113	9.7	—	—	—	—	—	—	—	—	11,113	6.7
2025	17,093	15.0	—	—	—	—	—	—	4,011	100	21,104	12.8
2026	4,871	4.3	—	—	—	—	—	—	—	—	4,871	3.0
2027	10,646	9.3	—	—	—	—	—	—	—	—	10,646	6.5
Thereafter	65,294	57.2	11,745	100	7,699	100	27,144	100	—	—	111,882	67.9

Total	$114,102	100%	$11,745	100%	$7,699	100%	$27,144	100%	$4,011	100%	$164,701	100%

Weighted Average Lease Term (in years) (4)	5.0		13.1		7.6		9.0				6.2

(1)	Amount is based on the total Annual Base Rent expiring in the applicable year, based on leases as of September 30, 2023. Month-to-month leases are included as expirations in 2023.
(2)	Our Michigan ALF Portfolio transitioned to SHOP on November 1, 2023 and is excluded from senior housing—leased.
(3)

Interest income from debt security investment. As of September 30, 2023, the carrying amount of the debt security investment was $85,922,000. The debt security bears an interest rate on the stated principal amount thereof equal to 4.24% per annum, the terms of which security provide for monthly interest-only payments. The debt security matures on August 25, 2025 at a stated amount of $93,433,000, resulting in an anticipated yield-to-maturity of 10.0% per annum.

(4)	Lease term is weighted based on GLA of expiring leases and excludes interest income.

Segment Information

The following table provides certain historical information regarding our six segments:

(dollars in millions, except annual base rent per sq. ft.)	As of and for the Three Months Ended			As of and for the Years Ended December 31,
	September 30, 2023	June 30, 2023	March 31, 2023	2022	2021	2020
Integrated Senior Health Campuses
Leased Percentage (1)	86.2%	84.8%	84.2%	82.0%	73.5%	76.2%
Revenue	$372	$363	$362	$1,255	$1,026	$983
NOI Margin (2)	9.9%	9.4%	9.2%	9.7%	8.0%	5.4%
SHOP
Leased Percentage (1)	79.3%	76.8%	75.7%	73.8%	71.3%	75.2%
Revenue	$44	$48	$47	$157	$144	$154
NOI Margin (2)	11.1%	8.2%	10.8%	6.0%	9.5%	19.3%
MOBs
Leased Percentage (3)	89.7%	89.7%	88.7%	89.0%	92.0%	90.3%
Annual Base Rent Per Sq Ft	$24.95	$24.99	$24.85	$24.64	$24.23	$23.78
NOI Margin (2)	61.6%	62.0%	61.6%	62.1%	63.5%	63.7%
SNFs
Leased Percentage (3)	100%	100%	100%	100%	100%	100%
Tenant Occupancy (1)	91.5%	90.8%	91.5%	88.3%	86.0%	82.4%
Revenue (4)	$6	$6	$7	$26	$26	$28
NOI Margin (2)	94.3%	93.8%	92.9%	91.7%	92.5%	92.4%
Hospitals
Leased Percentage (3)	100%	100%	100%	100%	100%	100%
Tenant Occupancy (1)	N/A	N/A	N/A	N/A	N/A	N/A
Revenue	$2	$2	$2	$10	$10	$11
NOI Margin (2)	96.5%	95.1%	95.2%	95.5%	95.4%	95.9%
Senior Housing—Leased
Leased Percentage (3)	100%	100%	100%	100%	100%	100%
Tenant Occupancy (1)	78.2%	76.8%	75.3%	74.3%	77.5%	76.9%
Revenue (5)	$5	$5	$5	$21	$23	$23
NOI Margin (2)	91.8%	95.8%	96.2%	96.7%	96.0%	96.0%

(1)

Represents resident occupancy of the available beds/units therein. Percentage is based on the weighted average resident occupancy during the period presented. We changed the measurement for senior housing occupancy in our integrated senior health campuses from beds to units beginning August 1, 2023. As a result, all historical occupancies were updated to units.

(2)

Calculated as NOI divided by net revenue excluding Grant Income. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures—Net Operating Income” included elsewhere in this prospectus for a reconciliation of NOI (excluding Grant Income) to net income (loss).

(3)	Includes all third-party leased space of the properties included in the respective segment (including master leases).
(4)	Excludes impact of a full amortization of $8,073,000 of above-market leases related to the transition of SNFs within our Central Wisconsin Senior Care Portfolio to a RIDEA structure in March 2023.
(5)	Excludes impact of a full amortization of $2,756,000 of above-market leases related to the transition of senior housing—leased within our Michigan ALF Portfolio to a RIDEA structure.

The following chart provides certain historical information regarding the revenue per occupied unit/bed of our SHOP and integrated senior health campuses segments.

Revenue Per Occupied Unit/Bed

(1)	Excludes disposed assets.
(2)

We changed the measurement for senior housing occupancy in our integrated senior health campuses from beds to units beginning August 1, 2023. As a result, all historical occupancies were updated to units.

Recent Developments

Option to Acquire Minority Joint Venture Partner’s Membership Interest in Trilogy Holdings

On November 3, 2023, we entered into a Membership Interest Purchase Agreement, (the “Trilogy Holdings Option Agreement”) with subsidiaries of NorthStar Healthcare Income, Inc. (together with its subsidiaries, “NorthStar”), which provides us with the option to purchase their 24.0% minority membership interest in Trilogy Holdings. If we exercise this purchase option, we will own 100% of Trilogy Holdings, which (assuming that there are no changes in the equity capitalization of Trilogy prior to consummation of the purchase) will in turn cause us to indirectly own 97.4% of Trilogy rather than the 74.0% that is currently reflected in any information in this prospectus presented on a “pro rata share basis.” Subject to our first satisfying certain closing conditions described in “Our Business and Properties—Recent Developments—Option To Acquire Minority Joint Venture Partner’s Membership Interest in Trilogy Holdings—Trilogy Holdings Option Agreement,” the option is exercisable for a closing before September 30, 2025 assuming that we exercise both extension options described below. If we exercise our purchase option, the all cash purchase price would be $240,500,000 if we consummate the purchase on or before March 31, 2024, would increase to $247,000,000 if we consummate the purchase from April 1, 2024 to and including December 31, 2024 and would further increase to $260,000,000 if we consummate the purchase on or after January 1, 2025.

The Trilogy Holdings Option Agreement also allows us (at our election), instead of paying all cash, to consummate the purchase transaction by using a combination of cash and the issuance of new Series A Cumulative Convertible Preferred Stock, $0.01 par value per share (our “Convertible Preferred Stock”), as purchase price consideration. We must pay at least a minimum amount of the purchase price in cash, in which case we would pay the remaining amount in shares of our Convertible Preferred Stock. The minimum cash amount (the “Minimum Cash Consideration”) will be $24,050,000 if we consummate the purchase on or before March 31, 2024, $24,700,000 if we consummate the purchase from April 1, 2024 to and including December 31, 2024 or $26,000,000 if we consummate the purchase on or after January 1, 2025. For example, if we were to elect to pay for the purchase using only the Minimum Cash Consideration, we would pay for the remaining portion of the purchase price consideration by issuing 9,360,000 shares of our Convertible Preferred Stock to NorthStar, with each such share having a liquidation preference per share of $25.00 (the “Liquidation Preference”).

If issued, our Convertible Preferred Stock will be perpetual, will have a cumulative cash dividend with an initial annual rate of 4.75% (on the Liquidation Preference amount) and will be redeemable by us at any time. The annual dividend rate will increase over time, and the redemption price will vary based on the date of redemption. In addition, holders of shares of our Convertible Preferred Stock will have the right, at any time on or after July 1, 2026 and from time to time, to convert some or all of such shares into shares of our common stock, subject to certain customary exceptions.

See “Our Business and Properties—Recent Developments—Option To Acquire Minority Joint Venture Partner’s Membership Interest in Trilogy Holdings” for more detail regarding the Trilogy Holdings Option Agreement and the terms of our potential Convertible Preferred Stock (including potential registration rights that may be applicable) and for more information regarding this transaction.

Senior Housing Portfolio Investment

On November 30, 2023, we entered into an agreement to acquire 12 senior housing campuses located throughout the state of Oregon (the “Oregon Senior Housing Portfolio”). The purchase price for these assets is anticipated to be approximately $94,461,000, based on an expected closing during the first quarter of 2024, which will be satisfied by assuming the existing debt on the Oregon Senior Housing Portfolio, plus transaction fees and closing costs. We believe that the assets are being acquired at an attractive basis, with a price per bed equaling approximately $110,000. We have already initiated the process of replacing the current operator of the Oregon Senior Housing Portfolio with one of our existing operating partners, and we believe that a regionally-focused operator and active asset management will provide an opportunity for significant operational improvement. The transaction is subject to typical closing conditions and is expected to close during the first quarter of 2024. However, no assurance can be given that this acquisition will be consummated on the terms described herein or at all, that we will achieve the anticipated operational improvements at the Oregon Senior Housing Portfolio or that the post-acquisition performance of the Oregon Senior Housing Portfolio will be similar to the post-acquisition performance of the Texas portfolio described below.

We have seen an uptick in opportunities to acquire senior housing assets from distressed sellers, and we believe current conditions support our view that there will continue to be such opportunities in 2024. We expect well-capitalized, opportunistic senior housing investors will be able to pursue these opportunities that are being driven predominately by upcoming loan maturities and a tight senior housing debt market. We believe that we are well-positioned to evaluate and capitalize on these opportunities on a selective basis, as demonstrated by our recent agreement to acquire the Oregon Senior Housing Portfolio and our investment in a senior housing portfolio in the state of Texas described below.

In December 2022, we acquired a portfolio of seven senior housing assets located in Texas from a distressed seller. We immediately executed on a strategy of replacing the operator with one of our existing operating partners. With a stronger operator and active asset management, we realized rapid and significant operating performance at the portfolio. Occupancy of the portfolio increased by over 300 basis points during the second and third quarters of 2023 and by over 800 basis points since the consummation of the acquisition through September 30, 2023.

Texas Senior Housing Portfolio Investment

Updated Leased Percentage and Tenant Occupancy Information

The below table provides certain leased percentage and tenant occupancy information for the three weeks ended January 19, 2024 for our six segments. Our independent registered public accounting firm has not audited, reviewed or performed any procedures with respect to such information and, accordingly, does not express an opinion or any other form of assurance with respect to such information.

	For the three weeks ended January 19, 2024
	Total Portfolio	Same-Store Portfolio
Integrated Senior Health Campuses
Leased Percentage (1)	86.6%	86.8%
SHOP
Leased Percentage (1)	80.8%	83.0%
MOBs
Leased Percentage (3)(4)	89.2%	89.2%
SNFs
Leased Percentage (4)	100%	100%
Tenant Occupancy (1)	93.1%	93.1%
Hospitals
Leased Percentage (4)	100%	100%
Tenant Occupancy (1)	N/A	N/A
Senior Housing—Leased
Leased Percentage (4)	100%	100%
Tenant Occupancy (1)(2)	84.1%	84.1%

(1)	Represents resident occupancy of the available beds/units therein. Percentage is based on the weighted average resident occupancy during the period presented.
(2)	Our Michigan ALF Portfolio transitioned to SHOP on November 1, 2023 and is excluded from senior housing—leased.
(3)	Excludes Naperville MOB Portfolio disposed on October 3, 2023.
(4)	Includes all third-party leased space of the properties included in the respective segment (including master leases).

2019 Trilogy Credit Facility Extension

On December 21, 2023, we extended the maturity date of a senior secured revolving credit facility with an aggregate maximum principal amount of $400,000,000 (the “2019 Trilogy Credit Facility”) to June 5, 2025 and paid an extension fee of $745,000.

Industry Overview and Market Opportunity

Unless otherwise indicated, all information in this section is derived from the market study prepared for us by JLL. See “Industry and Market Data” for more information.

Healthcare is one of the largest industries in the United States and is expected to be the fastest-growing major industry over the next five years in terms of employment, underscoring the scale and essential nature of the services provided. Total healthcare expenditures reached $4.5 trillion in 2022 and are forecasted by the CMS to grow by 60.7% by 2031 to $7.2 trillion, driving demand for MOBs, nursing care facilities and senior housing.

Annual Healthcare Expenditures are Predicted to Reach $7.2 Trillion

by 2031, Accounting for 19.6% of U.S. GDP

Source: JLL Research, Centers for Medicare & Medicaid Services, Office of the Actuary, National Health Statistics Group; GDP forecast assumes 1% annual GDP growth annually through 2030

Older populations are projected to grow faster than any other age cohort in the United States over the next 10 years. Specifically, the 80+ population is expected to grow by nearly 50% in the next decade, driving a demographic surge of demand for the healthcare property sector. As the healthcare industry heals and recovers from the disruptions associated with the pandemic, the demographic tidal wave of the aging population will continue to drive outsized growth for these healthcare asset classes.

The 80+ Population is Forecasted to Grow 49.7% in the Next Ten Years, Compared

with Just 5% Overall

Source: JLL Research, Census, EMSI

Relative to other major U.S. corporate sectors, healthcare is among the safest from a creditworthiness perspective. Average credit ratings suggest healthcare service providers, hospitals and medical operators pose a lower risk of default than corporate entities in other sectors.

The Healthcare Sector Tenant Base is Among the Most Creditworthy in the U.S.

Note: Among constituent bonds of the Bloomberg U.S. Corporate Aggregate and High Yields Indices

Source: JLL Research, Bloomberg Finance L.P.

MOBs are one of the most stable asset classes in terms of utilization and occupancy levels. Occupancy has historically averaged between 91.0% and 93.0% compared with the traditional office market, where occupancy dropped steadily after the onset of the pandemic from 86.0% to about 80.0%, where it remains. Occupancy continues to tick upward across the three key healthcare asset classes, driving rent growth. Senior housing and nursing care recorded 5.5% and 4.6% annual rent growth, respectively, with additional rent growth anticipated amid tightening market conditions. MOB rent growth has also increased to 2.6% after historically building at a consistent rate of close to 2.0% a year.

The MOB, nursing care and senior housing sectors are institutionalizing, and this wave will continue as alternative real estate asset classes continue to attract new entrants. From 2010-2012, 9.3% of MOB acquisitions volume was attributed to large institutional investors. MOB acquisitions by institutional investors rose to 28.9% in the period from 2020 through the first quarter of 2023. Similarly in the nursing care and senior housing sectors, institutional volume share rose from 7.8% to 17.8% across the same periods. The increased presence of deep-pocketed institutional investors in the sector has supported price gains over the last decade and provided a stronger liquidity pool for current asset owners.

Structure of Our Company

Capitalization, Reverse Stock Split and Conversion

Our charter authorizes us to issue up to 1,200,000,000 shares of stock, of which 1,000,000,000 shares are designated as common stock at $0.01 par value per share and 200,000,000 shares are designated as preferred stock at $0.01 par value per share. Of the 1,000,000,000 shares of common stock authorized, 200,000,000 shares are classified as Class T common stock, 100,000,000 shares are classified as Class I common stock, and 700,000,000 shares are unclassified common stock. As of January 19, 2024, we had 19,552,425 shares of Class T common stock, 46,673,320 shares of Class I common stock, and no shares of unclassified common stock outstanding.

We effected a one-for-four reverse split of our common stock on November 15, 2022 and a corresponding reverse split of OP units. As a result of the reverse common stock and OP unit splits, every four shares of our common stock (including our Class T common stock and Class I common stock) and OP units were automatically combined and converted into one issued and outstanding share of our common stock (of the applicable class) or OP unit, as applicable, rounded to the nearest 1/100th share or OP unit. The reverse common stock and OP unit splits impacted all classes of common stock and OP units proportionately and had no impact on any stockholder’s or limited partner’s percentage ownership of the issued and outstanding shares of common stock of any individual class or of all classes or the OP units. Unless otherwise indicated, the information in this prospectus gives effect to the reverse common stock and OP unit splits.

We have been approved, subject to official notice of issuance, to have the common stock offered by this prospectus listed on the NYSE, and, upon listing, such common stock will be freely tradeable unless held by our affiliates. Our Class T common stock and Class I common stock are identical to our common stock offered by this prospectus, including with respect to voting and distribution rights, except that (1) we do not intend to list our Class T common stock or Class I common stock on the NYSE or any other national securities exchange at the time of this offering or for a period of time thereafter as described below, and (2) our charter provides, upon the listing of our common stock offered by this prospectus on the NYSE (or such later date not exceeding 12 months from the date of listing as may be approved by our Board), each share of our Class T common stock and Class I common stock will automatically, and without any stockholder action, convert into one share of our listed common stock. Our Board has approved the 180th day after the date of the listing of our common stock offered by this prospectus on the NYSE as the date on which our Class T common stock and Class I common stock will automatically convert into our listed common stock.

Listing Equity Awards

Our Board has authorized 972,222 Listing Equity Awards to be granted to our directors, executive officers and employees under our Second Amended and Restated 2015 Incentive Plan (our “incentive plan”) upon completion of this offering. The Listing Equity Awards vest ratably over four years and are subject to continuous service through the vesting dates.

The Operating Partnership

Substantially all of our business is conducted through the Operating Partnership. We will contribute the net proceeds received by us from this offering to the Operating Partnership in exchange for OP units. Our interest in the Operating Partnership generally entitles us to share in cash distributions from, and in the profits and losses of, the Operating Partnership in proportion to our percentage ownership. Through a wholly-owned subsidiary that is the sole general partner of the Operating Partnership, we have the exclusive power under the partnership agreement to manage and conduct the business and affairs of the Operating Partnership, subject to certain limited approval and voting rights of the limited partners. After giving effect to this offering, we directly or indirectly controlled 97.2% of the OP units as of January 19, 2024. The currently outstanding OP units will be subject to the 180-day lock-up period described in “Underwriting—No Sales of Similar Securities.”

In general, beginning on and after the date that is one year after the issuance of OP units to a limited partner, such limited partner will have the right to require the Operating Partnership to redeem part or all of such OP units for cash, based upon the value of an equivalent number of shares of our common stock at the time of the redemption, or, at our election, shares of our common stock on a one-for-one basis, subject to certain adjustments and the restrictions on ownership and transfer of our stock set forth in our charter and described under “Description of Capital Stock—Restrictions on Ownership and Transfer.” Each redemption of OP units will increase our percentage ownership interest in the Operating Partnership and our share of its cash distributions and profits and losses. See “The Operating Partnership and the Partnership Agreement” for more information.

Structure Chart

The following chart sets forth, as of January 19, 2024, information about us, the Operating Partnership, and certain related parties upon completion of this offering. Ownership percentages below assume that the underwriters’ overallotment option to purchase additional shares of our common stock is not exercised and include the Listing Equity Awards.

(1)

Includes 145,993 shares of unvested restricted Class T common stock and 972,222 Listing Equity Awards. Excludes (a) 2,434,654 shares of our common stock available for future issuance under our incentive plan, (b) 156,604 shares of Class T common stock underlying unvested time-based restricted stock units (“RSUs”) and (c) 141,503 shares of Class T common stock underlying unvested performance-based RSUs (such number of shares assumes that we issue shares of our common stock underlying such unvested performance-based awards at maximum levels for performance and market conditions that have not yet been achieved; to the extent that performance or market conditions do not meet maximum levels, the actual number of shares of our common stock issued under our incentive plan would be less than the amount reflected above). Additionally, this chart does not reflect the issuance of any shares of our Convertible Preferred Stock that we may issue as part of the purchase price consideration if we elect to exercise our option to purchase the remaining 24.0% minority membership interest held by our joint venture partner in Trilogy Holdings or any shares of our common stock that may be issued upon conversion of any shares of such Convertible Preferred Stock. See “Our Business and Properties—Recent Developments—Option to Acquire Minority Joint Venture Partner’s Membership Interest in Trilogy Holdings.”

Corporate Responsibility—Environmental, Social and Governance (ESG)

We are committed to conducting our business in a manner that benefits all of our stakeholders and ensures a lasting and positive impact from our operations. As a result, we measure our success not only by our ability to generate profits but also our ability to reduce our impact on the environment, affect positive social change in our community and conduct our operations in accordance with the highest ethical standards. To achieve this, we are developing a comprehensive environmental, social and corporate governance (“ESG”) strategy and related ESG policy, to which we intend to rigorously adhere. The Nominating and Corporate Governance Committee has been delegated the authority to provide oversight and guidance to our Board regarding ESG trends and best practices. This ESG policy, which we intend to update regularly as applicable, will be posted on our website, www.AmericanHealthcareREIT.com, and will contain more detailed information once available. See “Our Business and Properties—Corporate Responsibility—Environmental, Social and Governance.” Information contained on, or accessible through, our website is not incorporated by reference into and does not constitute a part of this prospectus.

We believe that one of the keys to our success is our ability to benefit from a wide range of opinions and experiences. We believe the best way to accomplish this is through promoting racial, gender, and generational diversity across all layers of our organization. As of September 30, 2023, 72.3% of our employees were minorities and 58.0% were females. Generationally, our organization was composed of 8.9% Generation Z, 36.6% Millennials, 48.2% Generation X and 6.3% Baby Boomers.

We have structured our corporate governance in a manner we believe closely aligns our interests with those of our stockholders. Notable features of our corporate governance structure include the following:

•

our Board is not classified and each of our directors is subject to election annually, and, upon completion of this offering, our charter will provide that we may not elect to be subject to the provision of the MGCL that would permit us to classify our Board, unless we receive prior approval from stockholders;

•	we have fully independent audit, compensation and nominating and corporate governance committees;

•

at least one of our directors qualifies as an “audit committee financial expert” under applicable SEC regulations and all members of the Audit Committee are financially literate in accordance with the NYSE listing rules and requirements;

•

our Board has opted out of the business combination statute in the MGCL (provided that such business combination is first approved by our Board) and, pursuant to our bylaws, we have opted out of the control share acquisition statute in the MGCL;

•

we do not have a stockholder rights plan, and do not intend to adopt a stockholder rights plan in the future without (1) the approval of our stockholders or (2) seeking ratification from our stockholders within 12 months of adoption of the plan if our Board determines, in the exercise of the directors’ duties under applicable law, that it is in our best interests to adopt a rights plan without the delay of seeking prior stockholder approval;

•	our Corporate Governance Guidelines require our directors and officers to own certain minimum amounts of our common stock; and

•	upon completion of this offering, none of our directors or stockholders (or their respective designees) will have the right to be nominated to our Board.

Our Tax Status

We have elected to be taxed as a REIT for U.S. federal income tax purposes commencing with our taxable year ended December 31, 2016. We believe that we have been organized and operated, and we intend to continue to operate, in conformity with the requirements for qualification and taxation as a REIT under the Code. Our qualification as a REIT, and maintenance of such qualification, will depend on our ability to meet, on a continuing basis, various complex requirements under the Code relating to, among other things, the sources of our gross income, the composition and values of our assets, our distribution levels and the concentration of ownership of our stock.

As a REIT, we generally are not subject to U.S. federal income tax on the REIT taxable income that we currently distribute to our stockholders. Under the Code, REITs are subject to numerous organizational and operational requirements, including a requirement that they distribute annually at least 90.0% of their REIT taxable income to their stockholders. If we fail to qualify as a REIT in any calendar year and do not qualify for certain statutory relief provisions, our REIT taxable income would be subject to U.S. federal income tax at the regular corporate rate, and we would likely be precluded from qualifying for treatment as a REIT until the fifth calendar year following the year in which we fail to qualify. Accordingly, our failure to qualify as a REIT could have a material adverse effect on us. Even if we qualify as a REIT, we may still be subject to certain U.S. federal, state and local taxes on our income and assets and to U.S. federal income and excise taxes on our undistributed REIT taxable income. In addition, subject to maintaining our qualification as a REIT, a portion of our business has been, and is likely to continue to be, conducted through, and a portion of our income may be earned in, one or more TRSs that are themselves subject to regular corporate income taxation.

In connection with this offering, we will receive an opinion from Sidley Austin LLP to the effect that commencing with our REIT taxable year ended December 31, 2016, we have been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and that our current and proposed method of operation will enable us to continue to meet the requirements for qualification and taxation as a REIT. See “Material U.S. Federal Income Tax Considerations.”

Distribution Policy

We intend to make quarterly distributions to holders of shares of our common stock, including those offered by this prospectus, when, as and if authorized by our Board, out of legally available funds based on a quarterly distribution rate of $0.25 per share of common stock, with the distributions relating to the shares of common stock offered by this prospectus beginning with the first quarter of 2024. On an annualized basis, this would be $1.00 per share of common stock, or an annualized distribution rate of approximately 7.4% based on an assumed public offering price of $13.50 per share, which is the midpoint of the price range set forth on the front cover of this prospectus. We plan to maintain our intended distributions for the 12 months following the completion of this offering unless our results of operations, FFO, Normalized FFO, EBITDA, Adjusted EBITDA, liquidity, cash flows, financial condition or prospects, economic conditions or other factors differ materially from the assumptions used in calculating our intended distribution rate.

U.S. federal income tax law generally requires that a REIT distribute annually at least 90.0% of its REIT taxable income and that it pay tax at the regular corporate rate to the extent that it annually distributes less than 100% of its REIT taxable income. As a result, in addition to the intended distribution amounts specified above and in order to satisfy the requirements for us to qualify and maintain our qualification as a REIT for U.S. federal income tax purposes and generally not be subject to U.S. federal income and excise tax, we intend to make distributions of at least 100% of our REIT taxable income to holders of our common stock out of legally-available funds in each taxable year. We do not intend to reduce the annualized distributions per share of common stock if the underwriters exercise their overallotment option to purchase additional shares of our common stock.

Any distributions we make to our stockholders will be at the sole discretion of our Board, and their form, timing and amount will depend upon a number of factors, including our actual and projected results of operations, FFO, Normalized FFO, EBITDA, Adjusted EBITDA, liquidity, cash flows and financial condition, the revenue we actually receive from our properties, our operating expenses, our debt service requirements, our capital expenditures, prohibitions and other limitations under our financing arrangements, our REIT taxable income, the annual REIT distribution requirements, applicable law and such other factors as our Board deems relevant.

Restrictions on Ownership and Transfer of Our Common Stock

Our charter contains restrictions on the ownership and transfer of our common stock, preferred stock and other stock that are intended, among other purposes, to assist us in maintaining our qualification for taxation as a REIT for U.S. federal income tax purposes. The relevant sections of our charter provide that, subject to limited exceptions, no person may beneficially or constructively own (1) shares of common stock in excess of 9.9% (in value or in number of shares of common stock, whichever is more restrictive) of the aggregate of our outstanding shares of common stock or (2) shares of stock in excess of 9.9% in value of the aggregate of our outstanding shares of stock (which we refer to collectively as our “ownership limits”).

Our Board, in its sole discretion, may exempt (prospectively or retroactively) a person or entity from either or both of the ownership limits and may establish or increase an excepted holder limit for such person if certain conditions are satisfied.

Our charter also prohibits any person from, among other matters:

•

beneficially or constructively owning shares of our stock to the extent that such beneficial or constructive ownership of our shares would result in our being “closely held” within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year), or otherwise cause us to fail to qualify as a REIT; and

•

transferring shares of our stock that, if effective, would result in our shares of our stock being beneficially owned by fewer than 100 persons (determined under the principles of Section 856(a)(5) of the Code).

Our charter also provides that if any transfer of shares of our stock would result in any person beneficially or constructively owning shares of our stock in violation of the foregoing restrictions, then that number of shares of our stock the beneficial or constructive ownership of which otherwise would cause such person to violate the foregoing restrictions will be automatically transferred to a charitable trust for the benefit of a charitable beneficiary, except if any transfer of our stock would result in shares of our stock being beneficially owned by fewer than 100 persons (determined under the principles of Section 856(a)(5) of the Code), then any such purported transfer will be void and of no force or effect and the intended transferee will acquire no rights in the shares. See “Description of Capital Stock—Restrictions on Ownership and Transfer.”

Corporate Information

Our principal executive offices are located at 18191 Von Karman Avenue, Suite 300, Irvine, California 92612, and our telephone number is (949) 270-9200. We maintain a web site at www.AmericanHealthcareREIT.com, where investors can find additional information about us. The contents of that website are not incorporated by reference in, or otherwise a part of, this prospectus.

Summary of Risk Factors

An investment in our common stock involves risks. You should carefully consider the risks discussed below and described more fully along with other risks in “Risk Factors” for factors you should consider before making a decision to invest in the shares of our common stock offered by this prospectus.

Risks Related to Our Business and Financial Results

•

The COVID-19 pandemic and economic impact of the pandemic have adversely impacted, and continue to adversely impact, our business and financial results, and the ultimate long-term impact of the pandemic will depend on future developments, which are highly uncertain and cannot be predicted with accuracy.

•	We have experienced net losses in the past and we may experience additional losses in the future.
•	Our prior performance may not be an accurate predictor of our ability to achieve our business objectives or of our future results.

•

Our success is dependent on the performance and continued contributions of certain of our key personnel and, in the event they are no longer employed by us, we could be materially and adversely affected.

•

Our financial results, our ability to make distributions to our stockholders, and our ability to dispose of our investments are subject to international, national and local market conditions we cannot control or predict.

•

All of our integrated senior health campuses are managed by the Trilogy Manager and account for a significant portion of our revenues and operating income. Adverse developments in the Trilogy Manager’s business or financial strength could have a material adverse effect on us.

Risks Related to Investments in Real Estate

•	Uncertain market conditions could lead our real estate investments to decrease in value or may cause us to sell our properties at a loss in the future.
•	Most of our costs, such as operating and general and administrative expenses, interest expense and real estate acquisition and construction costs, are subject to inflation and may not be recoverable.
•	Our high concentrations of properties in particular geographic areas magnify the effects of negative conditions affecting those geographic areas.
•

Our real estate investments may be concentrated in MOBs, senior housing, SNFs, hospitals or other healthcare-related facilities, making us more vulnerable to negative factors affecting these classes than if our investments were diversified beyond the healthcare industry.

•	Our business, tenants, residents and operators may face litigation and experience rising liability and insurance costs, which may materially and adversely affect us.

Risks Relating to Real Estate-Related Investments

•

Unfavorable real estate market conditions and delays in liquidating defaulted mortgage loan investments may negatively impact mortgage loans in which we have invested and may invest, which could result in losses to us.

•	We expect a portion of our real estate-related investments to be illiquid, and we may not be able to adjust our portfolio in a timely manner in response to changes in economic and other conditions.

Risks Related to the Healthcare Industry

•

The healthcare industry is heavily regulated and new laws or regulations, changes to existing laws or regulations, loss of licensure or failure to obtain licensure could result in the inability of our tenants to make rent payments to us or adversely affect our operators’ ability to operate facilities held in RIDEA structures.

•

Reductions in reimbursement from third-party payors, including Medicare and Medicaid, could adversely affect the operations of our tenants and their ability to make rental payments to us or our operators’ ability to operate facilities held in RIDEA structures, either of which could materially and adversely affect us.

•	If seniors delay moving to senior housing facilities until they require greater care or forgo moving to senior housing facilities altogether, such action could have a material adverse effect on us.
•	Adverse trends in healthcare provider operations may materially and adversely affect us.
•

We, our tenants and our operators for our senior housing facilities and SNFs may be subject to various government reviews, audits and investigations that could materially and adversely affect us, including an obligation to refund amounts previously paid to us, potential criminal charges, the imposition of fines and/or the loss of the right to participate in Medicare and Medicaid programs.

Risks Related to Joint Ventures

•

Property ownership through joint ventures could limit our control of those investments or our decisions with respect to other investments, restrict our ability to operate and finance properties on our terms and reduce their expected return.

•

If we serve as a managing member, general partner or controlling party with respect to investments or joint ventures (like Trilogy), we may be subject to risks and liabilities that we would not otherwise face.

Risks Related to Debt Financing

•	We have substantial indebtedness and may incur additional indebtedness in the future, which could materially and adversely affect us.
•

To the extent we borrow funds at floating interest rates, we will be adversely affected by rising interest rates unless fully hedged. Rising interest rates will also increase our interest expense on future fixed-rate debt.

•	Lenders may require us to enter into restrictive covenants that could adversely affect our business.

Risks Related to Our Corporate Structure and Organization

•	The limit on the percentage of shares of our common stock or capital stock that any person may own may discourage a takeover or business combination that may have benefited our stockholders.

Risks Related to Taxes and Our REIT Status

•

Failure to maintain our qualification as a REIT for U.S. federal income tax purposes would subject us to U.S. federal income tax on our REIT taxable income at the regular corporate rate, which would substantially reduce our ability to make distributions to our stockholders.

•	We may be subject to adverse legislative or regulatory tax changes that could increase our tax liability or reduce our operating flexibility.
•	If the Merger does not qualify as a tax-free reorganization, there may be adverse tax consequences to us.

Risks Related to this Offering

•	There is currently no public trading market for shares of our common stock, and we cannot assure you that a public trading market will develop, will be maintained or will be liquid.
•

The estimated per share NAV of our common stock may not be an accurate reflection of fair value of our assets and liabilities and likely will not represent the amount of net proceeds that would result if we were liquidated or dissolved or completed a merger or other sale of our company.

•	The market price and trading volume of shares of our common stock may be volatile and decline significantly.
•

Because we have a large number of stockholders and shares of our common stock have not been listed on a national securities exchange prior to this offering, there may be significant pent-up demand to sell shares of our common stock (including our Class T common stock and Class I common stock). Significant sales of shares of our common stock, or the perception that significant sales of such shares could occur, may cause the price of shares of our common stock to decline significantly.

•

Future offerings of debt securities, which would be senior to our common stock, or equity securities, which would dilute our existing stockholders and may be senior to our common stock, may adversely affect our stockholders.

•	We may be unable to raise additional capital on favorable terms, or at all, needed to grow our business.

The Offering

Common stock offered by us	56,000,000 shares (or 64,400,000 shares if the underwriters exercise in full their overallotment option to purchase additional shares)

Total common stock outstanding prior to the completion of this offering (1)(2)(3)	66,225,745 shares

Class T common stock (2)	19,552,425 shares

Class I common stock	46,673,320 shares

Total common stock (including Class T common stock and Class I common stock) to be outstanding upon completion of this offering (1)(2)(3)(4)	123,197,967 shares

Total OP units outstanding and held by third parties prior to the completion of this offering	3,501,976 OP units

Total common stock (including Class T common stock and Class I common stock) and OP units held by third parties to be outstanding upon completion of this offering (2)(3)(4)	126,699,943 shares and OP units

Conversion rights	Our charter provides that upon the listing of our common stock offered by this prospectus on the NYSE (or such later date not exceeding 12 months from the date of listing as may be approved by our Board), each share of our Class T common stock and Class I common stock will automatically, and without any stockholder action, convert into one share of our listed common stock. Our Board has approved the 180th day after the date of the listing of our common stock offered by this prospectus on the NYSE as the date on which our Class T common stock and Class I common stock will automatically convert into our listed common stock.

Dividend rights	Our listed common stock, our Class T common stock, and our Class I common stock will share equally in any dividends authorized by our Board and declared by us.

Voting rights	Each share of our listed common stock, our Class T common stock, and our Class I common stock will entitle its holder to one vote per share.

Use of proceeds	We estimate that the net proceeds we will receive from this offering, after deducting the underwriting discount and our estimated offering expenses, will be approximately $703.8 million (or approximately $810.4 million if the underwriters exercise their overallotment option in full), assuming a public offering price of $13.50 per share, which is the midpoint of the price range set forth on the front cover of this prospectus.

We will contribute the net proceeds from this offering to the Operating Partnership in exchange for OP units. We expect the Operating Partnership to use the net proceeds received from us to repay $703.8 million of the amount outstanding under our Credit Facility. See “Use of Proceeds.”

Risk factors	Investing in our common stock involves risks. Before you make a decision to invest in our common stock being offered by this prospectus, you should carefully consider the risk factors set forth under the heading “Risk Factors” beginning on page 35, together with all of the other information included or incorporated by reference in this prospectus.

NYSE symbol	“AHR”

(1)	Excludes 3,501,976 shares of our common stock that may be issued for redeeming OP units.
(2)

As of January 19, 2024. Includes 145,993 shares of unvested restricted Class T common stock. Excludes 156,604 shares of Class T common stock underlying unvested time-based RSUs and 141,503 performance-based RSUs (such number of shares assumes that we issue shares of our common stock underlying such unvested performance-based awards at maximum levels for performance and market conditions that have not yet been achieved; to the extent that performance or market conditions do not meet maximum levels, the actual number of shares of our common stock issued under our incentive plan would be less than the amount reflected above).

(3)

Does not include shares of our common stock that may be issued upon conversion of any shares of our Convertible Preferred Stock that we may elect to issue if we exercise our option to acquire the remaining 24.0% minority membership interest held by our joint venture partner in Trilogy Holdings. See “Our Business and Properties—Recent Developments—Option to Acquire Minority Joint Venture Partner’s Membership Interest in Trilogy Holdings.”

(4)

Includes 972,222 Listing Equity Awards. Excludes (a) up to 8,400,000 shares of our common stock that may be issued by us upon exercise of the underwriters’ overallotment option and (b) 2,434,654 shares of our common stock available for future issuance under our incentive plan.

Summary Selected Consolidated Financial and Other Data

Our consolidated balance sheet data as of December 31, 2022 and 2021 and consolidated operating data for the years ended December 31, 2022, 2021 and 2020 have been derived from our audited consolidated financial statements incorporated by reference in this prospectus. Our consolidated balance sheet data as of December 31, 2020 has been derived from our audited consolidated financial statements not incorporated by reference in this prospectus. The below information also includes our unaudited condensed consolidated balance sheet data as of September 30, 2023 and our unaudited condensed consolidated operating data for the nine months ended September 30, 2023 and 2022, which have been derived from our unaudited condensed consolidated financial statements incorporated by reference in this prospectus. The unaudited condensed consolidated balance sheet data as of September 30, 2022 has been derived from our unaudited condensed consolidated financial statements not incorporated by reference in this prospectus. The unaudited condensed consolidated financial statements were prepared on a basis consistent with our audited consolidated financial statements and include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the financial information contained in those statements. Our consolidated financial data included below and set forth elsewhere or incorporated by reference in this prospectus are not necessarily indicative of our future performance.

The unaudited pro forma condensed consolidated balance sheet data as of September 30, 2023, gives effect to this offering and the related use of the net proceeds as if they had been consummated on September 30, 2023. The unaudited pro forma condensed consolidated operating data for the nine months ended September 30, 2023 and the year ended December 31, 2022 give effect to this offering and the related use of the net proceeds as if they had been consummated on January 1, 2022. The preparation of the unaudited pro forma condensed consolidated financial statements requires management to make estimates and assumptions deemed appropriate. The unaudited pro forma condensed consolidated financial statements are not intended to represent, or be indicative of what our actual financial position and results of operations would have been as of the date and for the period indicated, nor does it purport to represent our future financial position or results of operations.

In connection with the Merger, we were the legal acquiror, and GAHR III was the accounting acquiror for financial reporting purposes. Thus, the financial information included or incorporated by reference herein subsequent to the Merger reflects results of the combined company, and the financial information included or incorporated by reference herein prior to the Merger reflects GAHR III’s results. You should read the following summary selected consolidated financial and other data together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Our Business and Properties” herein and our consolidated financial statements and related notes incorporated by reference in this prospectus.

	As of and for the Nine Months Ended September 30,			As of and for the Years Ended December 31,
(in thousands, except per share amounts)	2023 (Pro Forma)	2023	2022	2022 (Pro Forma)	2022	2021	2020
Operating Data:
Total revenues and Grant Income	$1,384,037	$1,384,037	$1,190,592	$1,643,175	$1,643,175	$1,282,254	$1,244,301
Property operating expenses	(1,117,298)	(1,117,298)	(920,706)	(1,281,526)	(1,281,526)	(1,030,193)	(993,727)
Rental expenses	(44,422)	(44,422)	(44,800)	(59,684)	(59,684)	(38,725)	(32,298)
General and administrative	(38,630)	(36,169)	(31,673)	(46,699)	(43,418)	(43,199)	(27,007)
Business acquisition expenses	(2,244)	(2,244)	(2,161)	(4,388)	(4,388)	(13,022)	(290)
Depreciation and amortization	(138,644)	(138,644)	(122,704)	(167,957)	(167,957)	(133,191)	(98,858)
Total net other expense	(55,792)	(90,413)	(92,132)	(136,499)	(158,999)	(76,237)	(86,336)
Income tax (expense) benefit	(775)	(775)	(499)	(586)	(586)	(956)	3,078

Net (loss) income	$(13,768)	$(45,928)	$(24,083)	$(54,164)	$(73,383)	$(53,269)	$8,863

Net (loss) income attributable to controlling interest	$(13,821)	$(44,044)	$(33,771)	$(64,551)	$(81,302)	$(47,794)	$2,163
Comprehensive (loss) income	$(13,702)	$(45,862)	$(25,247)	$(54,888)	$(74,107)	$(53,334)	$9,110

	As of and for the Nine Months Ended September 30,			As of and for the Years Ended December 31,
(in thousands, except per share amounts)	2023 (Pro Forma)	2023	2022	2022 (Pro Forma)	2022	2021	2020
Comprehensive (loss) income attributable to controlling interest	$(13,755)	$(43,978)	$(34,945)	$(65,275)	$(82,026)	$(47,752)	$2,410
Per Share Data:
Net (loss) income per share of common stock attributable to controlling interest—basic and diluted	$(0.11)	$(0.67)	$(0.51)	$(0.53)	$(1.24)	$(0.95)	$0.05
Common stock distributions declared per share	$0.75	$0.75	$1.20	$1.60	$1.60	$0.69	$0.86
Weighted-average number of shares of common stock outstanding—basic and diluted	122,360,327	66,036,253	65,735,176	121,807,868	65,807,868	50,081,140	44,979,210
Balance Sheet Data:
Real estate investments, net	$3,430,640	$3,430,640	$3,526,591		$3,581,609	$3,514,686	$2,330,000
Total assets	$4,584,271	$4,588,917	$4,758,646		$4,786,698	$4,580,339	$3,234,937
Mortgage loans payable, net	$1,221,238	$1,221,238	$1,159,159		$1,229,847	$1,095,594	$810,478
Lines of credit and term loans, net	$573,316	$1,277,076	$1,292,043		$1,281,794	$1,226,634	$843,634
Total liabilities	$2,351,488	$3,055,248	$3,033,271		$3,137,335	$2,750,768	$2,160,114
Redeemable noncontrolling interests	$59,961	$59,961	$85,869		$81,598	$72,725	$40,340
Total stockholders’ equity	$2,013,358	$1,314,244	$1,467,280		$1,400,091	$1,581,293	$866,108
Noncontrolling interests	$159,464	$159,464	$172,226		$167,674	$175,553	$168,375
Total equity	$2,172,822	$1,473,708	$1,639,506		$1,567,765	$1,756,846	$1,034,483
Other Operational Data: (1)
FFO attributable to controlling interest	$89,703	$57,075	$91,830	$115,523	$94,577	$69,678	$95,675
Normalized FFO attributable to controlling interest	$102,819	$67,549	$106,584	$156,960	$131,934	$78,153	$94,908
NOI	$222,317	$222,317	$225,086	$301,965	$301,965	$213,336	$218,276

(1)

For definitions of these metrics, reconciliations of these metrics to the most directly comparable GAAP financial measure and a statement of why our management believes the presentation of these metrics provides useful information to investors and any additional purposes for which management uses these metrics, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”

RISK FACTORS

Investing in our common stock involves risks. Before you make a decision to invest in our common stock, you should carefully consider the risk factors below, together with all of the other information included or incorporated by reference in this prospectus including our historical and pro forma consolidated financial statements and the notes thereto. If any of the risks discussed in this prospectus were to occur, our business, financial condition, liquidity, results of operations, FFO, Normalized FFO, EBITDA, Adjusted EBITDA and prospects, and our ability to service our debt and make distributions to our stockholders at a particular rate, or at all, could be materially and adversely affected (which we refer to collectively as “materially and adversely affecting us” or having “a material adverse effect on us” and comparable phrases), and, as a result, the market price of our common stock could be highly volatile and decline significantly and you could lose all or part of your investment in our common stock. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. See the section titled “Cautionary Statement Concerning Forward Looking Statements.”

Risks Related to Our Business and Financial Results

The COVID-19 pandemic and economic impact of the pandemic have adversely impacted, and continue to adversely impact, our business and financial results, and the ultimate long-term impact of the pandemic will depend on future developments, which are highly uncertain and cannot be predicted with accuracy.

Our residents, tenants, operating partners and managers, our industry and the U.S. economy continue to be adversely affected by the COVID-19 pandemic and related supply chain disruptions, inflation and labor shortages. While the immediate effects of the COVID-19 pandemic have subsided, the timing and extent of the recovery towards pre-pandemic norms is dependent upon many factors, including the emergence and severity of future COVID-19 variants, the effectiveness and frequency of booster vaccinations, the duration and implications of ongoing or future restrictions and safety measures, the availability of ongoing government financial support to our tenants, operating partners and managers and the overall pace of economic recovery, among others. As an owner and operator of healthcare facilities, we expect to continue to be adversely affected by the long-term effects of the COVID-19 pandemic for some period of time; however, it is not possible to predict the full extent of its future impact on us, our residents, tenants, operating partners and managers, the operations of our properties or the markets in which they are located, or the overall healthcare industry. COVID-19 is particularly dangerous among the senior population and results in heightened risk to our senior housing and SNFs, and we continue to work diligently to maintain aggressive protocols at such facilities as well as actively collaborate with our tenants, operating partners and managers to respond and take action to mitigate the impact of the COVID-19 pandemic.

The COVID-19 pandemic resulted in a significant decline in resident occupancy at our senior housing—leased facilities, SNFs, SHOP and integrated senior health campuses and an increase in COVID-19 related operating expenses. Among other things, due to the shortage of healthcare personnel, the pandemic caused higher labor costs that continue to adversely affect us, including those related to greater reliance on agency staffing and more costly short-term hires. Expenses also increased due to pandemic-related costs (e.g., heightened cleaning and sanitation protocols) and the ongoing inflationary environment. This has, in general, resulted in decreased NOI and margin at these properties relative to pre-pandemic levels. Therefore, our focus continues to be on improving occupancy and managing operating expenses. Resident occupancy for our other properties has been improving, but labor costs continue to remain elevated, and we have had difficulty filling open positions and retaining existing staff. The timing and extent of any further improvement in occupancy or relief from these labor pressures remains unclear. No assurance can be given that recent improvements in our occupancy, margin or NOI will be maintained or will continue at the same pace or at all, or that our occupancy, margin or NOI will ever return to pre-pandemic levels.

As a result of the federal government’s COVID-19 public health emergency declaration in January 2020 and its COVID-19 national emergency declaration in March 2020, certain federal and state pandemic-related relief measures, such as funding, procedural waivers and/or reimbursement increases, became available to us and some of our tenants and operators. These declarations expired on May 11, 2023 and April 10, 2023, respectively, and certain relief measures have been wound-down and others are being phased out. It is unclear what pandemic-related relief measures, including funding, waiver and reimbursement programs, that we and certain of our tenants and operators benefited from will continue to be available or the extent they will be available. The impact on individual SNF operators will vary, and therefore it is not possible to predict or quantify the financial impact it will have on resident occupancies.

We have experienced net losses in the past and we may experience additional losses in the future.

Historically, we have experienced net losses (calculated in accordance with GAAP) and we may not be profitable or realize growth in the value of our investments. Many of our losses can be attributed to start-up costs, general and administrative expenses, depreciation and amortization, as well as acquisition expenses incurred in connection with purchasing properties or making other investments. For a further discussion of our operational history and the factors affecting our net losses, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical and pro forma consolidated financial statements and the notes thereto included elsewhere or incorporated by reference in this prospectus.

Our prior performance may not be an accurate predictor of our ability to achieve our business objectives or of our future results.

You should not rely on our past performance to predict our future results. You should review our prospects in light of the risks, uncertainties and difficulties frequently encountered by companies that have a limited operating history, many of which may be beyond our control. For example, due to challenging economic conditions in the past, distributions to stockholders were reduced. Therefore, to be successful in this market, we must, among other things:

•	identify and acquire investments that further our business objectives and growth strategies;

•	attract, integrate, motivate and retain qualified personnel to manage our day-to-day operations;

•	respond to competition both for investment opportunities and potential investors’ investment in us; and

•	build and expand our operational structure to support our business.

We cannot guarantee that we will succeed in achieving these goals, and our failure to do so could materially and adversely affect us and the market price of our common stock could be highly volatile and decline significantly and stockholders could lose all or a portion of their investment.

Our success is dependent on the performance and continued contributions of certain of our key personnel and, in the event they are no longer employed by us, we could be materially and adversely affected.

Our success depends, to a significant degree, upon the continued contributions of our executives and key officers. In particular, Danny Prosky would be difficult to replace. Mr. Prosky currently serves as our Chief Executive Officer and one of our directors. In the event that Mr. Prosky or one of our other executives or key executive officers are no longer employed by us, for any reason, it could have a material adverse effect on us and we may not be able to attract and hire equally capable individuals to replace them. If we were to lose the benefit of the experience, efforts and abilities of one or more of our executives or other key officers, we could be materially and adversely affected.

Our financial results, our ability to make distributions to our stockholders, and our ability to dispose of our investments are subject to international, national and local market conditions we cannot control or predict.

We are subject to the risks of an international or national economic slowdown or downturn and other changes in international, national and local market conditions. The following factors may have affected, and may continue to affect, income from our properties, our ability to acquire and dispose of properties, and our overall financial results and ability to make distributions to our stockholders:

•

poor economic times may result in defaults by tenants of our properties due to bankruptcy, lack of liquidity or operational failures. We may provide rent concessions, tenant improvement expenditures or reduced rental rates to maintain or increase occupancy levels;

•

fluctuations as a result of supply and demand imbalances and reduced occupancies and rental rates may cause the properties that we own to decrease in value. Consequently, we may not be able to recover the carrying amount of our properties, which may require us to recognize an impairment charge or record a loss on sale in our financial results;

•

reduced values of our properties may limit our ability to dispose of assets at attractive prices or to obtain or maintain debt financing secured by our properties and may reduce the availability of unsecured loans;

•	constricted access to credit may result in tenant defaults or non-renewals under leases;

•	layoffs may lead to a lower demand for medical services and cause vacancies to increase and a lack of future population and job growth may make it difficult to maintain or increase occupancy levels;

•

disruptions in the financial markets, deterioration in economic conditions or a public health crisis, such as the COVID-19 pandemic, have resulted, and may continue to result, in lower occupancy in our facilities, increased vacancy rates for commercial real estate due to generally lower demand for rentable space, as well as an oversupply of rentable space;

•	governmental actions and initiatives, including risks associated with the impact of a prolonged government shutdown or budgetary reductions or impasses; and

•

increased insurance premiums, real estate taxes or utilities or other expenses, such as inflation costs, will decrease our financial results and may reduce funds available for distribution to our stockholders or, to the extent such increases are passed through to tenants, may lead to tenant defaults. Also, any such increased expenses may not coincide with our ability to increase rents to tenants on turnover, which would adversely impact our financial results.

The length and severity of any economic slowdown or downturn cannot be predicted with confidence at this time. We have been, and we expect may continue to be, negatively impacted to the extent an economic slowdown or downturn is prolonged or becomes more severe.

We face significant competition for the acquisition and disposition of MOBs, senior housing, SNFs, hospitals and other healthcare-related facilities, which may impede our ability to take, and increase the cost of, such actions, which may materially and adversely affect us.

We face significant competition from other entities engaged in real estate investment activities for acquisitions and dispositions of MOBs, senior housing, SNFs, hospitals and other healthcare-related facilities, some of whom may have greater resources, lower costs of capital and higher risk tolerances than we do. Increased competition makes it more challenging for us to identify and successfully capitalize on opportunities that meet our business objectives and could improve the bargaining power of our counterparties, thereby impeding our investment, acquisition and disposition activities. If we pay higher prices per property or receive lower prices for dispositions of our MOBs, senior housing, SNFs, hospitals or other healthcare-related facilities as a result of such competition, we may be materially and adversely affected.

Our investments in, and acquisitions of, MOBs, senior housing, SNFs, hospitals and other healthcare-related facilities may be unsuccessful or fail to meet our expectations.

Some of our acquisitions may not prove to be successful. We could encounter unanticipated difficulties and expenditures relating to any acquired properties, including contingent liabilities, and acquired properties might require significant management attention that would otherwise be devoted to our ongoing business. Such expenditures may negatively affect our results of operations. Investments in and acquisitions of MOBs, senior housing, SNFs, hospitals and other healthcare-related facilities entail risks associated with real estate investments generally, including risks that the investment will not achieve expected returns, that the cost estimates for necessary property improvements will prove inaccurate or that the tenant or operator will fail to meet performance expectations. Furthermore, there can be no assurance that our anticipated acquisitions and investments, the completion of which is subject to various conditions, will be consummated in accordance with anticipated timing, on anticipated terms, or at all. In addition, we may not be able to identify off-market or other investment opportunities or investment opportunities that are strategically marketed to a limited number of investors at the rate that we anticipate or at all. We may be unable to obtain or assume financing for acquisitions on favorable terms or at all. Healthcare properties are often highly customizable and the development or redevelopment of such properties may require costly tenant-specific improvements. We may experience delays and disruptions to property redevelopment as a result of supply chain issues and construction material and labor shortages. We also may be unable to quickly and efficiently integrate new acquisitions, particularly acquisitions of portfolios of properties, into our existing operations, and this could have a material adverse effect on us. Acquired properties may be located in new markets, either within or outside the United States, where we may face risks associated with a lack of market knowledge or understanding of the local economy, lack of business relationships in the area, costs associated with opening a new regional office, and unfamiliarity with local governmental and permitting procedures. As a result, we cannot assure you that we will achieve the economic benefit we expect from acquisitions, investment, development and redevelopment opportunities and may lead to impairment of such assets.

We are uncertain of all of our sources of debt or equity for funding our capital needs. If we cannot obtain funding on favorable terms, our ability to acquire, and make necessary capital improvements to, properties may be impaired or delayed, which could have a material adverse effect on us.

We have not identified all of our sources of debt or equity for funding, and such sources of funding may not be available to us on favorable terms or at all. If we do not have access to sufficient funding on favorable terms in the future, we may not be able to acquire new properties, make necessary capital improvements to our existing properties, pay our funding obligations and other expenses, exercise our option to purchase the remaining 24.0% minority membership interest held by our joint venture partner in Trilogy Holdings (the purchase price of which must include at least the Minimum Cash Consideration) or expand our business when desired, or at all, which would have a material adverse effect on us.

We are dependent on tenants for our revenue, and lease terminations could reduce our ability to make distributions to our stockholders.

The successful performance of our real estate investments is materially dependent on the financial stability of our tenants. Lease payment defaults by tenants would cause us to lose the revenue associated with such leases and could reduce our ability to make distributions to our stockholders. If a property is subject to a mortgage, a default by a significant tenant on its lease payments to us may result in a foreclosure on the property if we are unable to find an alternative source of revenue to meet our mortgage payments. In the event of a tenant default, we may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment and re-leasing our property. Further, we cannot assure our stockholders that we will be able to re-lease the property for the rent previously received, if at all, or that lease terminations will not cause us to sell the property at a loss.

All of our integrated senior health campuses are managed by the Trilogy Manager and account for a significant portion of our revenues and operating income. Adverse developments in the Trilogy Manager’s business or financial strength could have a material adverse effect on us.

As of September 30, 2023, the Trilogy Manager managed all of the day-to-day operations for all of our integrated senior health campuses pursuant to a long-term management agreement. These integrated senior health campuses accounted for approximately 35.5% of our portfolio (based on aggregate contract purchase price on a pro rata share basis) as of September 30, 2023 and contributed approximately 40.4% of our Annualized Base Rent / Annualized NOI (on a pro rata share basis) as of such date. Although we have various rights as the joint venture owner of these integrated senior health campuses under our management agreement, we rely on the Trilogy Manager’s personnel, expertise, technical resources and information systems, proprietary information, good faith and judgment to manage our integrated senior health campuses operations efficiently and effectively, and to identify and manage development opportunities for new integrated senior health campuses. We also rely on the Trilogy Manager to provide accurate campus-level financial results for our integrated senior health campuses in a timely manner and to otherwise operate our integrated senior health campuses in compliance with the terms of our management agreement and all applicable laws and regulations. We depend on the Trilogy Manager’s ability to attract and retain skilled personnel to provide these services. A shortage of nurses or other trained personnel or general inflationary pressures may force the Trilogy Manager to enhance its pay and benefits package to compete effectively for such personnel, the cost of which we would bear in proportion to our joint venture interest, but it may not be able to offset these added costs by increasing the rates charged to residents. As such, any adverse developments in the Trilogy Manager’s business or financial strength, including its ability to retain key personnel, could impair its ability to manage our integrated senior health campuses efficiently and effectively and could have a material adverse effect on us. In addition, if the Trilogy Manager experiences any significant financial, legal, accounting or regulatory difficulties due to a weak economy, industry downturn, or otherwise, such difficulties could result in, among other adverse events, acceleration of its indebtedness, impairment of its continued access to capital, the enforcement of default remedies by its counterparties, or the commencement of insolvency proceedings by or against it under the U.S. Bankruptcy Code. Any one or a combination of these risks could have a material adverse effect on us. If we exercise our option to purchase the remaining 24.0% minority membership interest held by our joint venture partner in Trilogy Holdings, our indirect ownership of the assets managed by the Trilogy Manager would increase from 74.0% to 97.4%, and the portion of our Annualized Base Rent / Annualized NOI (on a pro rata share basis) attributable to these assets would increase from approximately 40.4% to 47.2% (in all cases assuming that there are no changes in the equity capitalization of Trilogy prior to consummation of the purchase).

In the event that our management agreement with the Trilogy Manager is terminated or not renewed, we may be unable to replace the Trilogy Manager with another suitable operator, or, if we were successful in locating such an operator, we cannot guarantee that it would manage the integrated senior health campuses efficiently and effectively or that any such transition would be completed timely, which may have a material adverse effect on us.

In the event we were to contemplate pursuing any existing or future contractual rights or remedies under our management agreement with the Trilogy Manager, including termination rights (see “Our Business and Properties—Trilogy and the Trilogy Manager—Trilogy Manager Management Agreement—Term and Termination”), we would consider numerous factors, including legal, contractual, regulatory, business and other relevant considerations. In the event that we exercise our rights to terminate the management agreement with the Trilogy Manager for any reason or such agreements are not renewed upon expiration of their terms, we would attempt to reposition the affected integrated senior health campuses with another operator. Although we believe that other qualified national and regional operators would be interested in managing our integrated senior health campuses, we cannot provide any assurance that we would be able to locate another suitable operator or, if we were successful in locating such an operator, that it would manage the integrated senior health campuses efficiently and effectively or that any such transition would be completed timely or would not require substantial capital expenditures. Any such transition would likely result in disruption of the operation of such facilities, including matters relating to staffing and reporting. Moreover, the transition to a replacement operator may require approval by the applicable regulatory authorities and, in most cases, one or more of our lenders, including the mortgage lenders for certain of the integrated senior health campuses, and we cannot provide any assurance that such approvals would be granted on a timely basis, if at all. Any inability to replace, or delay in replacing, the Trilogy Manager as the operator of integrated senior health campuses with a highly qualified successor on favorable terms could have a material adverse effect on us.

The financial deterioration, insolvency or bankruptcy of one or more of our major tenants, operators, borrowers or other obligors could have a material adverse effect on us.

A downturn in any of our tenants’, operators’, borrowers’ or other obligors’ businesses could ultimately lead to voluntary or involuntary bankruptcy or similar insolvency proceedings, including but not limited to assignment for the benefit of creditors, reorganization, liquidation or winding-up. Bankruptcy and insolvency laws afford certain rights to a defaulting tenant, operator or borrower that has filed for bankruptcy or reorganization that may render certain of our remedies unenforceable or, at the least, delay our ability to pursue such remedies and realize any related recoveries. A debtor has the right to assume, or to assume and assign to a third party, or to reject its executory contracts and unexpired leases in a bankruptcy proceeding. If a debtor were to reject its leases with us, obligations under such rejected leases would cease. The claim against the rejecting debtor would be an unsecured claim, which would be limited by the statutory cap set forth in the U.S. Bankruptcy Code, and there may be insufficient assets to satisfy all unsecured claims, even ones limited by the statutory cap. This statutory cap may be substantially less than the remaining rent actually owed under the lease. In addition, a debtor may also assert in bankruptcy proceedings that leases should be re-characterized as financing agreements, which could result in our being deemed a lender instead of a landlord. A lender’s rights and remedies, as compared to a landlord’s, generally are materially less favorable, and our rights as a lender may be subordinated to other creditors’ rights.

Furthermore, the automatic stay provisions of the U.S. Bankruptcy Code would preclude us from enforcing our remedies unless we first obtain relief from the court having jurisdiction over the bankruptcy case. This would effectively limit or delay our ability to collect unpaid rent or interest payments, and we may ultimately not receive any payment at all. In addition, we would likely be required to fund certain expenses and obligations to preserve the value of our properties, avoid the imposition of liens on our properties, or transition our properties to a new tenant or operator. Additionally, we lease many of our properties to healthcare providers who provide long-term custodial care to the elderly. Evicting operators for failure to pay rent while the property is occupied typically involves specific procedural or regulatory requirements and may not be successful. Even if eviction is possible, we may determine not to do so due to reputational or other risks. Bankruptcy or insolvency proceedings typically also result in increased costs to the operator, significant management distraction, and performance declines. If we are unable to transition affected properties, they would likely experience prolonged operational disruption, leading to lower occupancy rates and further depressed revenues. Publicity about the operator’s financial troubles and bankruptcy or insolvency proceedings may also negatively impact their and our reputations, decreasing customer demand and revenues. Any or all of these risks could have a material adverse effect on us.

We may incur additional costs in re-leasing properties with specialized uses, which could materially and adversely affect us.

Some of the properties we have acquired and will seek to acquire are healthcare properties designed or built primarily for a particular tenant of a specific type of use known as a single-user facility. If we or our tenants terminate the leases for these properties or our tenants default on their lease obligations or lose their regulatory authority to operate such properties, we may not be able to locate suitable replacement tenants to lease the properties for their specialized uses. Alternatively, we may be required to spend substantial amounts to adapt the properties to other uses or incur other significant re-leasing costs. Any loss of revenues or additional capital expenditures required as a result may have a material adverse effect on us.

We may be unable to secure funds for future tenant or other capital improvements, which could limit our ability to attract, replace or retain tenants, pay our expenses and make distributions to our stockholders.

When tenants do not renew their leases or otherwise vacate their space, in order to attract replacement tenants, we have expended, and may be required to expend in the future, substantial funds for tenant improvements and leasing commissions related to the vacated space. Such tenant improvements have required, and may continue to require, us to incur substantial capital expenditures. If we have not established capital reserves for such tenant or other capital improvements, we will have to obtain financing from other sources and we have not identified any sources for such financing. We may also have future financing needs for other capital improvements to refurbish or renovate our properties. If we need to secure financing sources for tenant or other capital improvements in the future, but are unable to secure such financing or are unable to secure financing on terms we feel are acceptable, we may be unable to make tenant and other capital improvements or we may be required to defer such improvements. If this happens, it may cause one or more of our properties to suffer from a greater risk of obsolescence or a decline in value, or a greater risk of decreased cash flows as a result of fewer potential tenants being attracted to the property or our existing tenants not renewing their leases. If we do not have access to sufficient funding in the future, we may also not be able to pay our expenses or make distributions to our stockholders.

A breach of information technology systems on which we rely could materially and adversely impact us.

We and our tenants and operators rely on information technology systems, including the internet and networks and systems maintained and controlled by third-party vendors and other third parties, to process, transmit and store information and to manage or support our business processes. Third-party vendors collect and hold personally identifiable information and other confidential information of our tenants, operators, patients, stockholders and employees. We also maintain confidential financial and business information regarding us and persons and entities with which we do business on our information technology systems. While we and our tenants and operators take steps to protect the security of the information maintained in our information technology systems, including the use of commercially available systems, software, tools and monitoring to provide security for processing, transmitting and storing of the information, it is possible that such security measures will not be able to prevent human error or the systems’ improper functioning, or the loss, misappropriation, disclosure or corruption of personally identifiable information or other confidential or sensitive information, including information about our tenants and employees. Cybersecurity breaches, including physical or electronic break-ins, computer viruses, phishing scams, attacks by hackers, breaches due to employee error or misconduct and similar breaches, can create, and in some instances in the past have resulted in, system disruptions, shutdowns or unauthorized access to information maintained on our information technology systems or the information technology systems of our third-party vendors or other third parties or otherwise cause disruption or negative impacts to occur to our business and materially and adversely affect us. While we and, we believe, most of our tenants and operators maintain cyber risk insurance to provide some coverage for certain risks arising out of cybersecurity breaches, there is no assurance that such insurance would cover all or a significant portion of the costs or consequences associated with a cybersecurity breach. As our reliance on technology increases, so will the risks posed to our information systems, both internal and those we outsource. In addition, as the techniques used to obtain unauthorized access to information technology systems become more varied and sophisticated and the occurrence of such breaches becomes more frequent, we and our third-party vendors and other third parties may be unable to adequately anticipate these techniques or breaches and implement appropriate preventative measures. There is no guarantee that any processes, procedures and internal controls we have implemented or will implement will prevent cyber intrusions. Any failure to prevent cybersecurity breaches and maintain the proper function, security and availability of our or our third-party vendors’ and other third parties’ information technology systems could interrupt our operations, damage our reputation and brand, damage our competitive position, make it difficult for us to attract and retain tenants, and subject us to liability claims or regulatory penalties, which could materially and adversely affect us. Additionally, as increased regulatory compliance for cybersecurity protocols and disclosures are required by state or federal authorities, the increased amount of resources, both time and expense, could also materially and adversely affect us.

Risks Related to Investments in Real Estate

Uncertain market conditions could lead our real estate investments to decrease in value or may cause us to sell our properties at a loss in the future.

Our management, subject to the oversight of our Board, may exercise its discretion as to whether and when to sell a property, and we have no obligation to sell properties at any particular time or at all. We cannot predict with any certainty the various market conditions affecting real estate investments that will exist at any particular time in the future. As such, we may be purchasing our properties at a time when capitalization rates are at historically low levels and purchase prices are high. In addition, we may be required to expend funds to correct defects or to make improvements before a property can be sold. We may not have adequate funds available to correct such defects or to make such improvements. Moreover, in acquiring a property, we may agree to restrictions that prohibit the sale of that property for a period of time or impose other restrictions, such as a limitation on the amount of debt that can be placed or repaid on that property. We cannot predict the length of time needed to find a willing purchaser and to close the sale of a property. The value of our properties may not increase over time, which may restrict our ability to sell our properties, or in the event we are able to sell such properties, may lead to sale prices less than the prices that we paid to purchase the properties or the price at which we value the property. Additionally, we may incur prepayment penalties in the event we sell a property subject to a mortgage earlier than we otherwise had planned. Accordingly, our ability to realize potential appreciation on our real estate investments and make distributions to our stockholders will, among other things, be dependent upon uncertain market conditions.

Most of our costs, such as operating and general and administrative expenses, interest expense and real estate acquisition and construction costs, are subject to inflation and may not be recoverable.

A significant portion of our operating expenses is sensitive to inflation. These include expenses for property-related costs such as insurance, utilities and repairs and maintenance. We also have ground lease expenses in certain of our properties. Ground lease costs are contractual, but in some cases, lease payments reset every few years based on changes on consumer price indexes.

Operating expenses on our non-RIDEA properties, with the exception of ground lease rental expenses, are typically recoverable through our lease arrangements, which allow us to pass through substantially all expenses associated with property taxes, insurance, utilities, repairs and maintenance, and other operating expenses (including increases thereto) to our tenants. As of September 30, 2023, the majority of our existing leases were either triple-net leases or leases that allow us to recover certain operating expenses and certain capital expenditures. Our remaining leases are generally modified gross leases, or base year, leases, which only provide for recoveries of operating expenses above the operating expenses from the initial year within each lease. During inflationary periods, we expect to recover increases in operating expenses from our triple-net leases and our gross leases. For our RIDEA properties, increases in operating expenses, including labor, that are caused by inflationary pressures will generally be passed through to us and may materially and adversely affect us.

Our general and administrative expenses consist primarily of compensation costs, as well as professional and legal fees. Annually, our employee compensation is adjusted to reflect merit increases; however, to maintain our ability to successfully compete for the best talent, rising inflation rates has required and may continue to require us to provide compensation increases beyond historical annual merit increases, which may significantly increase our compensation costs. Similarly, professional and legal fees are also subject to the impact of inflation and expected to increase proportionately with increasing market prices for such services. Consequently, inflation is expected to increase our general and administrative expenses over time and may materially and adversely affect us.

Also, during inflationary periods, interest rates have historically increased, which would have a direct effect on the interest expense of our borrowings. Our exposure to increases in interest rates is limited to our variable-rate borrowings, which consist of borrowings under our credit facilities and variable-rate mortgage loans payable. As of September 30, 2023, on a pro forma basis after the use of the net proceeds from this offering to repay certain indebtedness, our outstanding variable-rate borrowings aggregated $909,498,000, of which 39.5% was unhedged. In January 2023, we entered into an interest rate swap contract to hedge $275,000,000 of our floating rate term loan under our Credit Facility, and, in August 2023, we entered into an additional interest rate swap contract to hedge the remaining $275,000,000 of our floating-rate term loan under our Credit Facility. In addition, in December 2023, we entered into an interest rate swap contract to hedge $200,000,000 of borrowings under our 2019 Trilogy Credit Facility. Rising interest rates will also increase our interest expense on future fixed-rate borrowings. Therefore, a significant increase in inflation rates would have a material adverse impact on our financing costs and interest expense.

We have long-term lease agreements with our tenants that contain effective annual rent escalations that were either fixed or indexed based on a consumer price index or other index. We believe our annual lease expirations allow us to reset these leases to market rents upon renewal or re-leasing and that annual rent escalations within our long-term leases are generally sufficient to offset the effect of inflation on non-recoverable costs, such as general and administrative expenses and interest expense. However, it is possible that during higher inflationary periods, like the one beginning in 2021 and continuing to date, the impact of inflation will not be adequately offset by the resetting of rents from our renewal and re-leasing activities and our annual rent escalations. As a result, during periods when the impact of inflation exceeds the annual rent escalation percentages in our current leases and the percentage increase in rents in new leases, our financial results will be impaired, potentially significantly.

Additionally, inflationary pricing may have a negative effect on the real estate acquisitions and construction costs necessary to complete our development and redevelopment projects, including, but not limited to, costs of construction materials, labor and services from third-party contractors and suppliers. Higher acquisition and construction costs could adversely impact our net investments in real estate and expected yields in our development and redevelopment projects, which may make otherwise lucrative investment opportunities less profitable to us. Any of these matters may materially and adversely affect us over time.

Our real estate assets may decline in value and be subject to significant impairment losses, which may reduce our net income.

We periodically evaluate long-lived assets, primarily consisting of investments in real estate that are carried at historical cost less accumulated depreciation, for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. In our evaluation of impairment, we consider indicators such as significant negative industry or economic trends, significant underperformance relative to historical or projected future operating results and a significant change in the extent or manner in which the asset is used or significant physical change in the asset. If indicators of impairment of long-lived assets are present, we evaluate the carrying value of the related real estate investment in relation to the future undiscounted cash flows of the underlying operations. In performing this evaluation, we consider market conditions and our current intentions with respect to holding or disposing of the asset. If we determine that an impairment has occurred, we would be required to make a downward adjustment to the net book value of the property, which could have a material adverse effect on us in the period in which the impairment charge is recorded. We have recorded impairment charges related to certain properties for the years ended December 31, 2022, 2021 and 2020 and for the nine months ended September 30, 2023, and may record future impairments based on actual results and changes in circumstances, including the impairments recognized subsequent to September 30, 2023. Negative developments in the real estate market may cause management to reevaluate the business and macro-economic assumptions used in its impairment analysis. Changes in management’s assumptions based on actual results may have a material impact on our financial statements. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Estimates—Impairment of Long-Lived Assets.”

Our high concentrations of properties in particular geographic areas magnify the effects of negative conditions affecting those geographic areas.

We have a concentration of properties in particular geographic areas; therefore, any adverse situation that disproportionately effects one of those areas would have a magnified adverse effect on our portfolio. As of September 30, 2023, properties located in Indiana, Ohio, Michigan, Texas and Missouri accounted for approximately 31.3%, 12.5%, 8.8%, 7.3% and 5.1%, respectively, of our total consolidated property portfolio’s Annualized Base Rent / Annualized NOI. Accordingly, there is a geographic concentration of risk subject to fluctuations in each such state’s economy, real estate and other market conditions.

Our real estate investments may be concentrated in MOBs, senior housing, SNFs, hospitals or other healthcare-related facilities, making us more vulnerable to negative factors affecting these classes than if our investments were diversified beyond the healthcare industry.

As a REIT, we invest primarily in real estate. Within the real estate industry, we have acquired, and may continue to acquire, or selectively develop and own MOBs, senior housing, SNFs, hospitals and other healthcare-related facilities. As of September 30, 2023, our asset class concentrations (based on aggregate contract purchase price on a pro rata share basis) were senior housing (36.9%), MOBs (31.3%), SNFs (26.5%), hospitals (3.2%) and a debt investment (2.1%). We are subject to risks inherent in concentrating investments in real estate. These risks resulting from a lack of diversification become even greater as a result of our business objectives and growth strategies, which involve investing substantially all of our assets in clinical healthcare real estate.

A downturn in the commercial real estate industry generally could significantly adversely affect the value of our properties. A downturn in the healthcare industry could negatively affect our lessees’ ability to make lease payments to us and our operators’ ability to manage our properties efficiently and effectively. These matters could materially and adversely affect us and could be more pronounced than if we diversified our investments outside of real estate or if our portfolio did not include a substantial concentration in MOBs, senior housing, SNFs, hospitals or healthcare-related facilities.

Our buildings that are subject to ground leases could restrict our use of such facilities.

Our buildings that are subject to ground leases could restrict our use of such facilities. We own fee simple interests in all of our land, buildings and campuses except for the following properties that are located on land that is subject to ground leases: (a) 19 MOB buildings (28.4% of MOB GLA); (b) five integrated senior health campuses (4.4% of the GLA for integrated senior health campuses and 4.2% of beds/units); and (c) one SNF (14.8% of SNF GLA), in each case, for which we own fee simple interests in the building and other improvements on such properties. Additionally, we operate 20 integrated senior health campuses (14.6% of the GLA for integrated senior health campuses and 15.3% of beds/units) that were leased to Trilogy by third parties. These ground leases contain certain restrictions. These restrictions include limits on our use of the facilities and ability to lease, sell or obtain mortgage financing secured by the facilities. There can be no assurance that the ground leases can be extended beyond the stated terms. These restrictions and term limitations could affect our returns on these facilities, which, in turn, could materially and adversely affect us. As a ground lessee we are also exposed to the risk of reversion of the property upon expiration of the ground lease term or an earlier breach of the ground lease, which could materially and adversely affect us.

Our use of property-level rent coverages to measure the credit quality of our tenants may not be accurate.

To assist in our determination of a tenant’s credit quality, we evaluate a lease’s property-level rent coverage ratio. Our calculations of rent coverage ratios are unaudited and are based on financial information provided to us by our tenants without independent verification on our part, and we must assume the appropriateness of estimates and judgments that were made by the party preparing the financial information. Our review of rent coverages may not adequately assess the risk of an investment, and, if our calculations are not accurate, we may be unaware that we have tenants that may be unable to make payments under their leases. If our assessment of credit quality proves to be inaccurate, we may be subject to defaults, and investors may view our cash flows as less stable.

Terrorist attacks, acts of violence or war, political protests and unrest or public health crises have affected and may affect the markets in which we operate and have a material adverse effect on us.

Terrorist attacks, acts of violence or war, political protests and unrest or public health crises (including the COVID-19 pandemic) have negatively affected, and may continue to negatively affect, our operations and our stockholders’ investments. We have acquired, and may continue to acquire, real estate assets located in areas that are susceptible to terrorist attacks, acts of violence or war, political protests or public health crises. These events may directly impact the value of our assets through damage, destruction, loss or increased security costs. Although we may obtain terrorism insurance, we may not be able to obtain sufficient coverage to fund any losses we may incur. Risks associated with potential acts of terrorism could sharply increase the premiums we pay for coverage against property and casualty claims. Further, certain losses resulting from these types of events are uninsurable or not insurable at reasonable costs. In addition, other than any reserves we may establish, we have no source of funding to repair or reconstruct any uninsured damaged property, and we cannot assure our stockholders that any such sources of funding will be available to us for such purposes in the future. Also, to the extent we must pay unexpectedly large amounts for uninsured losses, our cash flows could be impaired in a manner that would result in little or no cash being distributed to our stockholders. More generally, any terrorist attack, other act of violence or war, political protest and unrest or public health crisis could result in increased volatility in, or damage to, the United States and worldwide financial markets and economy, all of which could adversely affect our tenants’ ability to pay rent on their leases with us, our operators’ ability to manage our properties efficiently and effectively and our ability to borrow money or issue capital stock on favorable terms, which could have a material adverse effect on us.

Our business, tenants, residents and operators may face litigation and experience rising liability and insurance costs, which may materially and adversely affect us.

We currently intend to pursue insurance recovery for any losses caused by the COVID-19 pandemic, but there can be no assurance that coverage will be available under our existing policies or if such coverage is available, which and how much of our losses will be covered and what other limitations may apply. Due to the likely increase in claims as a result of the impact of the COVID-19 pandemic, insurance companies may limit or stop offering coverage to companies like ours for pandemic related claims and/or significantly increase the cost of insurance so that it is no longer available at commercially reasonable rates.

With respect to our SHOP and integrated senior health campuses, we are ultimately responsible for operational risks and other liabilities of the facility, other than those arising out of certain actions by our operator, such as gross negligence or willful misconduct. As such, operational risks include, and our resulting revenues therefore depend on, the availability and cost of general and professional liability insurance coverage or increases in insurance policy deductibles. Furthermore, because we bear such operational risks and liabilities related to our SHOP and integrated senior health campuses, we may be directly adversely impacted by potential litigation or investigations related to the COVID-19 pandemic that have occurred or may occur at those facilities, and our insurance coverage may not cover or may not be sufficient to cover any potential losses.

Additionally, as a result of the COVID-19 pandemic, the cost of insurance for our tenants, operators and residents is expected to increase as well, and such insurance may not cover certain claims related to COVID-19, which could impair their ability to pay rent to us. Our exposure to COVID-19 related litigation or investigation risk may be further increased if our operators or residents of such facilities are subject to bankruptcy or insolvency.

Any of these matters could materially and adversely affect us.

Inaccuracies in our underwriting assumptions and/or delays in the selection, acquisition, expansion or development of real properties may materially and adversely affect us.

Inaccuracies in our underwriting assumptions and/or delays we encounter in the selection, acquisition, expansion and development of real properties could materially and adversely affect us. In deciding whether to acquire, expand or develop a particular property, we make assumptions regarding the expected future performance of that property. In particular, we estimate the return on our investment based on expected construction costs, lease up velocity, occupancy, rental rates, operating expenses, capital costs and future competition. If our financial projections with respect to a new property are inaccurate, the property may fail to perform as we expected in analyzing our investment. Our development/expansion and construction projects are vulnerable to the impact of material shortages and inflation. For example, shortages and fluctuations in the price of lumber or in other important raw materials could result in delays in the start or completion of, or increase the cost of, developing one or more of our projects. Pricing for labor and raw materials can be affected by various national, regional, local, economic and political factors, including changes to immigration laws that impact the availability of labor or tariffs on imported construction materials.

In connection with our development, expansion and related construction activities, we may be unable to obtain, or suffer delays in obtaining, necessary zoning, land-use, building, occupancy and other required governmental permits and authorizations, or satisfactory tax rates, incentives or abatements. Operators of new facilities we construct may need to obtain Medicare and Medicaid certification and enter into Medicare and Medicaid provider agreements and/or third-party payor contracts. In the event that the operator is unable to obtain the necessary licensure, certification, provider agreements or contracts after the completion of construction, there is a risk that we will not be able to earn any revenues on the facility until either the initial operator obtains a license or certification to operate the new facility and the necessary provider agreements or contracts or we find and contract with a new operator that is able to obtain a license to operate the facility for its intended use and the necessary provider agreements or contracts.

One of our growth strategies is to develop new and expand existing clinical healthcare real estate; we may do this directly or indirectly through joint ventures, including through Trilogy. In particular, as of September 30, 2023, Trilogy was engaged in five new developments, with an aggregate estimated construction cost of approximately $127,872,000, and four expansions, with an aggregate estimated cost of approximately $10,635,000. See “Our Business and Properties—Trilogy and the Trilogy Manager—Trilogy—Trilogy Developments.” Expanding and, in particular, developing properties exposes us to increased risks beyond those associated with investing in stabilized, cash flowing real estate. For example, actual costs could significantly exceed estimates (particularly during periods of rapid inflation), construction and stabilization (i.e., substantial lease-up) could take longer than expected, and occupancy and/or rental rates could prove to be lower than expected or property operating expenses could be higher. Any of these events could materially reduce any returns we achieve, or result in losses, on expansion or development projects. For the developments we have completed to date, the time to stabilization has varied, in some cases significantly, and certain developments have not yet stabilized. There can be no assurance that our current or any future development or expansion projects will be completed in accordance with our budgeted expectations, that they will achieve our underwritten returns or result in yields on cost similar to those achieved on past investments, that they will be stabilized in accordance with our expectations or at all or that, if stabilization is achieved, such stabilization will be maintained. In addition, development and expansion projects undertaken indirectly through Trilogy are primarily overseen by the Trilogy Manager, and we do not have the same level of day-to-day involvement or control over such projects that we do in a project we undertake directly. Accordingly, with respect to projects undertaken through Trilogy, we rely on the development expertise of the Trilogy Manager.

Where properties are acquired prior to the start of construction or during the early stages of construction or when an existing property is expanded, it will typically take several months to complete construction and lease available space. Development and other construction projects, subject us to uncertainties associated with re-zoning for development, environmental concerns of governmental entities and/or community groups and our builder’s ability to build in conformity with plans, specifications, budgeted costs and timetables. If a builder fails to perform, we may resort to legal action to rescind the purchase or the construction contract or to compel performance. A builder’s performance may also be affected or delayed by conditions beyond the builder’s control. Delays in completion of construction could give tenants the right to terminate preconstruction leases for space at a newly developed project. We may incur additional risks if we make periodic progress payments or other advances to builders prior to completion of construction. These and other such factors can result in increased costs of a project or loss of our investment. In addition, we will be subject to normal lease-up risks relating to newly constructed projects. We also must rely on rental income and expense projections and estimates of the fair market value of property upon completion of construction when agreeing upon a price at the time we acquire the property. If our projections are inaccurate, we may pay too much for a property, and our return on our investment could suffer or result in a loss.

If we contract with a development company for newly developed property, our earnest money deposit made to the development company may not be fully refunded.

We may acquire one or more properties under development. We anticipate that if we do acquire properties that are under development, we will be obligated to pay a substantial earnest money deposit at the time of contracting to acquire such properties, and that we will be required to close the purchase of the property upon completion of the development of the property. We may enter into such a contract with the development company even if at the time we enter into the contract, we have not yet secured sufficient financing to enable us to close the purchase of such property. However, we may not be required to close a purchase from the development company, and may be entitled to a refund of our earnest money, generally in any of the following circumstances depending on the contract:

•	the development company fails to complete the development of the property according to contractual requirements;

•	all or a specified portion of the pre-leased tenants fail to take possession under their leases for any reason; or

•	we are unable to secure sufficient financing to pay the purchase price at closing.

The obligation of the development company to refund our earnest money deposit will be unsecured, and we may not be able to obtain a refund of such earnest money deposit from it under these circumstances since the development company may be an entity without substantial assets or operations.

We may not retain any profits resulting from the sale of our properties, or receive such profits in a timely manner, because we may provide financing to the purchaser of such property.

When we decide to sell one of our properties, we may provide financing to the purchasers. When we provide financing to purchasers, we will bear the risk that the purchaser may default on its obligations under the financing, which could negatively impact cash flows from operations. Even in the absence of a purchaser default, the distribution of sale proceeds or their reinvestment in other assets, will be delayed until the promissory notes or other property we may accept upon the sale are actually paid, sold, refinanced or otherwise disposed of. In some cases, we may receive initial down payments in cash and other property in the year of sale in an amount less than the selling price, and subsequent payments will be spread over a number of years. Additionally, if any purchaser defaults under a financing arrangement with us, it could negatively impact our ability to make distributions to our stockholders.

Representations and warranties made by us in connection with sales of our properties may subject us to liability that could materially and adversely affect us.

When we sell a property, we have been required, and may continue to be required, to make representations and warranties regarding the property and other customary items. In the event of a breach of such representations or warranties, the purchaser of the property may have claims for damages against us, rights to indemnification from us or otherwise have remedies against us. In any such case, we may incur liabilities that could materially and adversely affect us.

We face possible liability for environmental cleanup costs and damages for contamination related to properties we acquire, which could materially and adversely affect us.

Because we own and operate real estate, we are subject to various international, U.S. federal, state and local environmental laws, ordinances and regulations. Under these laws, ordinances and regulations, a current or previous owner or operator of real estate may be liable for the cost of removal or remediation of hazardous or toxic substances on, under or in such property. The costs of removal or remediation could be substantial. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Under such laws, a current owner or operator of property can be held liable for contamination on the property caused by the former owner or operator. Environmental laws also may impose restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures. Environmental laws provide for sanctions in the event of noncompliance and may be enforced by governmental agencies or, in certain circumstances, by private parties. Certain environmental laws and common law principles could be used to impose liability for release of and exposure to hazardous substances, including the release of asbestos-containing materials into the air, and third parties may seek recovery from owners or operators of real estate for personal injury or property damage associated with exposure to released hazardous substances. In addition, new or more stringent laws or stricter interpretations of existing laws could change the cost of compliance or liabilities and restrictions arising out of such laws. The cost of defending against these claims, complying with environmental regulatory requirements, conducting remediation of any contaminated property, or of paying personal injury claims could be substantial and could materially and adversely affect us. In addition, the presence of hazardous substances on a property or the failure to meet environmental regulatory requirements may materially impair our ability to use, lease or sell a property, or to use the property as collateral for borrowing.

Our current and future properties and our tenants may be unable to compete successfully, which could result in lower rent payments and could materially and adversely affect us.

Our current and future properties often will face competition from nearby properties that provide comparable services. Some of those competing properties are owned by governmental agencies and supported by tax revenues, and others are owned by nonprofit corporations and may be supported to a large extent by endowments and charitable contributions. These types of support are not available to our properties. Operators of competing properties may provide superior services than those provided by our operators, which could reduce the competitiveness of our properties, which could have a material adverse effect on us.

Similarly, our MOB and senior housing—leased tenants face competition from other medical practices in nearby hospitals and other medical facilities and their failure to compete successfully with these other practices could adversely affect their ability to make rental payments to us, which could materially and adversely affect us. Further, from time to time and for reasons beyond our control, referral sources, including physicians and managed care organizations, may change their lists of hospitals or physicians to which they refer patients or that are permitted to participate in the payor program. This could also adversely affect our tenants’ ability to make rental payments to us, which could materially and adversely affect us.

Ownership of property outside the United States may subject us to different or greater risks than those associated with our domestic operations.

As of September 30, 2023, we had $68,085,000 invested in the United Kingdom and the Isle of Man, or 1.5% of our portfolio, based on our aggregate purchase price of real estate investments. International development, ownership and operating activities involve risks that are different from those we face with respect to our domestic development, ownership and operating activities. For example, we have limited investing experience in international markets. If we are unable to successfully manage the risks associated with international expansion and operations, we may be materially and adversely affected.

Additionally, our ownership of properties in the United Kingdom and the Isle of Man currently subjects us to fluctuations in the exchange rates between U.S. dollars and the U.K. Pound Sterling, which may, from time to time, impact our financial condition, cash flows and results of operations. Revenues generated from any properties or other real estate-related investments we acquire or ventures we enter into relating to transactions involving assets located in markets outside the United States likely will be denominated in the local currency. Therefore, any investments we make outside the United States will subject us to foreign currency risk due to potential fluctuations in exchange rates between foreign currencies and the U.S. dollar, and there can be no assurance that any attempt to mitigate foreign currency risk through hedging transactions or otherwise will be successful. As a result, changes in exchange rates of any such foreign currency to U.S. dollars may materially and adversely affect us and the book value of our assets. In addition, changes in foreign currency exchange rates used to value a REIT’s foreign assets may be considered changes in the value of the REIT’s assets. These changes may adversely affect our status as a REIT. Further, bank accounts in a foreign currency which are not considered cash or cash equivalents may adversely affect our status as a REIT.

Acquired properties may expose us to unknown liability.

We may acquire properties or invest in joint ventures that own properties subject to liabilities and without any recourse, or with only limited recourse, against the prior owners or other third parties with respect to unknown liabilities. As a result, if a liability were asserted against us based upon ownership of those properties, we might have to pay substantial sums to settle or contest it, which could adversely affect our results of operations and cash flow. Unknown liabilities with respect to acquired properties might include liabilities for clean-up of undisclosed environmental contamination, claims by tenants, vendors or other persons against the former owners of the properties, liabilities incurred in the ordinary course of business, and claims for indemnification by general partners, directors and others indemnified by the former owners of the properties.

Severe weather events, natural disasters and the effects of climate change and regulatory and societal responses thereto could materially and adversely affect us.

Natural disasters and severe weather events, including earthquakes, fires, storms, tornados, floods, hurricanes, snow and freezing temperatures, could cause significant damage to our properties and the surrounding environment or area. Climate change is causing such events to become more frequent and increasingly severe in their effects, which could increase the costs to and impact on us and our operators over time. The effects of such events on our properties may include increased operational costs, including energy costs, delays and cost increases in our construction projects, damage to our facilities and periods when impacted facilities may be partially or wholly unoccupied, power outages and reputational damage.

Additionally, international, governmental, and societal responses to climate change may materially and adversely affect us or our operators, including through shifts in fuel sources leading to short- or long-term increases in energy costs and new and more stringent building codes pertaining to energy efficiency, reduced emissions, or weather resistance that may be more costly to comply with, any of which could increase our building costs and our and our operators’ capital expenditures, maintenance, and operating costs. These and other changes in federal, state, or local regulation or in societal expectations could materially and adversely affect us directly or indirectly through the impact on our operators.

Risks Related to Real Estate-Related Investments

Unfavorable real estate market conditions and delays in liquidating defaulted mortgage loan investments may negatively impact mortgage loans in which we have invested and may invest, which could result in losses to us.

The investment in mortgage loans or mortgage-backed securities we have made, and may continue to make, involve special risks relating to the particular borrower or issuer of the mortgage-backed securities and we will be at risk of loss on those investments, including losses as a result of defaults on our mortgage loan investments. These losses may be caused by many conditions beyond our control, including economic conditions affecting real estate values, tenant defaults and lease expirations, interest rate levels, and the other economic and liability risks associated with real estate. If we acquire property by foreclosure following defaults under our mortgage loan investments, we will have the economic and liability risks as the owner described above. We do not know whether the values of the property securing any of our mortgage loan investments will remain at the levels existing on the dates we initially make the related investment. If the values of the underlying properties drop, our risk will increase and the values of our interests may decrease. Furthermore, if there are defaults under our mortgage loan investments, we may not be able to foreclose on or obtain a suitable remedy with respect to such investments. Specifically, we may not be able to repossess and sell the underlying properties quickly, which could reduce the value of our investment. For example, an action to foreclose on a property securing a mortgage loan is regulated by state statutes and rules and is subject to many of the delays and expenses of lawsuits if the defendant raises defenses or counterclaims. Additionally, in the event of default by a mortgagor, these restrictions, among other things, may impede our ability to foreclose on or sell the mortgaged property or to obtain proceeds sufficient to repay all amounts due to us on the mortgage loan.

The commercial mortgage-backed securities in which we have invested, and may continue to invest, are subject to several types of risks.

Commercial mortgage-backed securities are securities which evidence interests in, or are secured by, a single commercial mortgage loan or a pool of commercial mortgage loans. Accordingly, the commercial mortgage-backed securities in which we have invested, and may continue to invest, are subject to all the risks of the underlying mortgage loans.

In a rising interest rate environment, the value of commercial mortgage-backed securities may be adversely affected when payments on underlying mortgages loan(s) do not occur as anticipated, resulting in the extension of the security’s effective maturity and the related increase in interest rate sensitivity of a longer-term instrument. The value of commercial mortgage-backed securities may also change due to shifts in the market’s perception of securitization sponsors and borrower sponsors and regulatory or tax changes adversely affecting the mortgage securities markets as a whole. In addition, commercial mortgage-backed securities are subject to the credit risk associated with the performance of the underlying mortgage properties.

Commercial mortgage-backed securities are also subject to several risks created through the securitization structuring process. Subordinate commercial mortgage-backed securities are paid to the extent that there are funds available to make payments. To the extent the collateral pool includes a large percentage of delinquent loans, there is a risk that payments on subordinate commercial mortgage-backed securities will not be fully paid. In addition, commercial mortgage-backed securities are also subject to greater credit risk than those commercial mortgage-backed securities of the same series that are more highly rated.

The mezzanine loans in which we have invested in the past, and may continue to invest, involve greater risks of loss than senior loans secured by income-producing real estate.

We have in the past, and may in the future, invest in mezzanine loans that take the form of subordinated loans secured by second mortgages on the underlying real estate or loans secured by a pledge of the ownership interests of either the entity owning the real estate or the entity that owns the interest in the entity owning the real estate. These types of investments involve a higher degree of risk than long-term senior mortgage lending secured by income-producing real estate because the investment may become unsecured as a result of foreclosure by the senior lender. In the event of a bankruptcy of the entity providing the pledge of its ownership interests as security, we may not have full recourse to the assets of such entity or the assets of the entity may not be sufficient to satisfy our mezzanine loan. If a borrower defaults on our mezzanine loan or debt senior to our loan or in the event of a borrower bankruptcy, our mezzanine loan will be satisfied only after the senior debt. As a result, we may not recover some or all of our investment. In addition, mezzanine loans may have higher loan-to-value ratios than conventional mortgage loans, resulting in less equity in the real estate and increasing the risk of loss of principal.

We expect a portion of our real estate-related investments to be illiquid, and we may not be able to adjust our portfolio in a timely manner in response to changes in economic and other conditions.

We may acquire real estate-related investments in connection with privately negotiated transactions which are not registered under the relevant securities laws, resulting in a prohibition against their transfer, sale, pledge or other disposition except in a transaction that is exempt from the registration requirements of, or is otherwise not subject to, those laws. As a result, our ability to vary our portfolio in response to changes in economic and other conditions may be relatively limited. The mezzanine and bridge loans we may purchase will be particularly illiquid investments due to their short life, their unsuitability for securitization, and the greater difficulty of recoupment in the event of a borrower’s default.

Bridge loans involve a greater risk of loss than traditional investment-grade mortgage loans with fully insured borrowers.

We have in the past, and may in the future, acquire bridge loans secured by first lien mortgages on a property to borrowers who are typically seeking short-term capital to be used in an acquisition, construction or rehabilitation of a property, or other short-term liquidity needs. The typical borrower under a bridge loan has usually identified an undervalued asset that has been under-managed and/or is located in a recovering market. If the market in which the asset is located fails to recover according to the borrower’s projections, or if the borrower fails to improve the quality of the asset’s management and/or the value of the asset, the borrower may not receive a sufficient return on the asset to satisfy the bridge loan, and we bear the risk that we may not recover some or all of our initial expenditure.

In addition, borrowers usually use the proceeds of a conventional mortgage to repay a bridge loan. A bridge loan therefore is subject to the risk of a borrower’s inability to obtain permanent financing to repay the bridge loan. Bridge loans are also subject to risks of borrower defaults, bankruptcies, fraud, losses, and special hazard losses that are not covered by standard hazard insurance. In the event of any default under bridge loans held by us, we bear the risk of loss of principal and non-payment of interest and fees to the extent of any deficiency between the value of the mortgage collateral and the principal amount and unpaid interest of the bridge loan. To the extent we suffer such losses with respect to our bridge loans, we may be materially and adversely affected.

If we sell real estate-related investments prior to their maturity, we may be forced to sell those investments on unfavorable terms or at a loss.

Our Board may choose to sell certain of our assets from time to time, including our real estate-related investments. If we plan to sell those investments prior to their maturity, we may be forced to do so at undesirable times and on unfavorable terms, which may result in losses. For instance, if we sell mortgage loans at a time when prevailing interest rates are higher than the interest rates of such mortgage loans, we would likely sell such loans at a discount to their stated principal values.

Risks Related to the Healthcare Industry

The healthcare industry is heavily regulated and new laws or regulations, changes to existing laws or regulations, loss of licensure or failure to obtain licensure could result in the inability of our tenants to make rent payments to us or adversely affect our operators’ ability to operate facilities held in RIDEA structures.

The healthcare industry is heavily regulated by federal, state and local governmental bodies. The tenants and operators of our healthcare facilities generally will be subject to laws and regulations covering, among other things, licensure, certification for participation in government programs and relationships with physicians and other referral sources. Changes in these laws and regulations, or a tenant’s or operator’s failure to comply with these laws and regulations, could adversely affect us. For example, such non-compliance could materially and adversely affect a tenant’s ability to make rent payments to us. Similarly, were an operator of a facility held in a RIDEA structure (where we benefit from positive operating performance, if any, at such properties) to fail to comply with a regulatory obligation, it could adversely affect the operating performance of the facility and our participation therein.

Many of our healthcare facilities and their tenants and operators require a license or CON. Failure to obtain a license or CON, or the loss of a required license or CON, would prevent a facility from operating in the manner intended by the tenant or operator. These events could materially and adversely affect a tenant’s ability to make rent payments to us or for an operator to operate a facility held in a RIDEA structure efficiently, either of which could have a material adverse effect on us. Similarly, state and local laws also may regulate expansion, including the addition of new beds/units or services or the acquisition of medical equipment at a facility, and the construction of healthcare-related facilities, by requiring a CON or other similar approval. State CON laws and other similar laws are not uniform throughout the United States and are subject to change. Restrictions on the expansion of our facilities could materially and adversely affect a tenant’s ability to make rent payments to us or for an operator to operate a facility held in a RIDEA structure efficiently, either of which could have a material adverse effect on us. We cannot predict the impact of state CON laws or similar laws on our development or expansion of facilities or the operations of our tenants or operators.

In addition, in certain areas state CON laws materially limit the ability of competitors to enter into the markets served by our facilities, thereby limiting competition. The repeal of CON laws could allow competitors to freely operate in previously closed markets. Any such increased competition could materially and adversely affect a tenant’s ability to make rent payments to us or for an operator to operate a facility held in a RIDEA structure efficiently, either of which could have a material adverse effect on us. These CON laws could also restrict our ability to expand in new markets.

In certain circumstances, loss of state licensure or certification or closure of a facility could ultimately result in loss of authority to operate the facility or provide services at the facility and require new CON authorization licensure and/or authorization or potential authorization from the Centers for Medicare and Medicaid Services (“CMS”) to re-institute operations. As a result, the value of the facility may be reduced, which could materially and adversely affect us.

Reductions in reimbursement from third-party payors, including Medicare and Medicaid, could adversely affect the operations of our tenants and their ability to make rental payments to us or our operators’ ability to operate facilities held in RIDEA structures, either of which could materially and adversely affect us.

Sources of revenue for our tenants and operators may include the federal Medicare program, state Medicaid programs, private insurance carriers and health maintenance organizations, among others. Efforts by such payors to reduce healthcare costs will likely continue, which may result in reductions or slower growth in reimbursement for certain services provided by some of our tenants and operators, which could have a material adverse effect on us. In addition, the healthcare billing rules and regulations are complex, and the failure of any of our tenants or operators to comply with various laws and regulations could jeopardize their ability to continue participating in Medicare, Medicaid, and other government sponsored payment programs. Moreover, the state and federal governmental healthcare payment programs are subject to reductions by state and federal legislative actions, and changes in reimbursement models may reduce our tenants’ and operators’ revenues and adversely affect our tenants’ ability to make rent payments to us or our operators’ ability to operate facilities held in RIDEA structures efficiently, either of which could have a material adverse effect on us.

The healthcare industry continues to face various challenges, including increased government and private payor pressure on healthcare providers to control or reduce costs. It is possible that our tenants and operators will continue to experience a shift in payor mix away from fee-for-service payors, resulting in an increase in the percentage of revenues attributable to reimbursement based upon value-based principles and quality-driven managed care programs, and general industry trends that include pressures to control healthcare costs. Pressures to control healthcare costs and a shift away from traditional health insurance reimbursement based upon a fee for service payment to payment based upon quality outcomes have increased the uncertainty of payments.

In addition, the Patient Protection and Affordable Care Act of 2010 (the “Healthcare Reform Act”) was passed with an intent to reduce the number of individuals in the United States without health insurance and effect significant other changes to the ways in which healthcare is organized, delivered and reimbursed. Included within the legislation is a limitation on physician-owned hospitals from expanding facility capacity, unless the facility satisfies very narrow federal exceptions to this limitation. Therefore, if our tenants are physicians that own and refer to a hospital, the hospital may be limited in its operations and expansion potential, which may limit the hospital’s services and resulting revenues and may impact the owner’s ability to make rental payments.

Furthermore, the Healthcare Reform Act included new payment models with new shared savings programs and demonstration programs that include bundled payment models and payments contingent upon reporting on satisfaction of quality benchmarks. The new payment models will likely change how physicians are paid for services. These changes could negatively affect some of our tenants and operators, which could have a material adverse effect on us.

On December 22, 2017, the Tax Cuts and Jobs Act of 2017 (“TCJA”) was signed into law and repealed the individual mandate financial penalty portion of the Healthcare Reform Act beginning in 2019. With the elimination of the individual mandate enforcement mechanism, several states brought suit seeking to invalidate the entire Healthcare Reform Act. On June 17, 2021, the U.S. Supreme Court dismissed this lawsuit without specifically ruling on the constitutionality of the law. In addition, President Biden issued an executive order initiating a special enrollment period as a result of the pandemic from February 15, 2021 through August 15, 2021 for purposes of obtaining health insurance coverage through the ACA marketplace. The executive order also instructed federal agencies to review and reconsider their existing policies and rules that limit access to healthcare. However, challenges to the Healthcare Reform Act may continue. If all or a portion of the Healthcare Reform Act, including the individual mandate, is eventually ruled unconstitutional, our tenants and operators may have more patients and residents who do not have insurance coverage, which may adversely impact the tenants’ and operators’ collections and revenues. Additionally, in October 2022, the Biden Administration announced new actions by CMS to strengthen accountability for nursing homes participating in the Special Focus Facilities, (“SFF”), an oversight program designed to monitor poor-performing nursing homes. These reforms include strengthened penalties for SFF nursing homes that fail to improve, increases in safety standards that SFF nursing homes must implement and increased communication between CMS and SFF nursing homes. The announcement further noted that the administration will continue to take administrative action to improve oversight of nursing homes moving forward. The financial impact on our tenants and operators could adversely affect a tenant’s ability to make rent payments to us or an operator’s ability to operate facilities held in RIDEA structures efficiently, either of which could have a material adverse effect on us.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. These changes included aggregate reductions to Medicare payments to providers of 2% per fiscal year, which went into effect on April 1, 2013, and, due to subsequent legislative amendments to the statute, some of which have changed the 2% amount for specific years or suspended the 2% for specific years, will remain in effect through 2032, unless additional Congressional action is taken. The financial impact on our tenants and operators could adversely affect a tenant’s ability to make rent payments to us or an operator’s ability to operate facilities efficiently, either of which could have a material adverse effect on us.

We cannot predict the ultimate content, timing or effect of any further healthcare reform legislation or the impact of potential legislation on us. We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare services, which may adversely impact our tenants’ ability to make rental payments to us or our operators’ ability to operate facilities held in RIDEA structures efficiently, either of, which could have a material adverse effect on us.

If seniors delay moving to senior housing facilities until they require greater care or forgo moving to senior housing facilities altogether, such action could have a material adverse effect on us.

Seniors have been increasingly delaying their moves to senior housing facilities, including to our senior housing—leased facilities and SHOP, until they require greater care and are increasingly forgoing moving to senior housing facilities altogether. Further, rehabilitation therapy and other services are increasingly being provided to seniors on an outpatient basis or in seniors’ personal residences in response to market demand and government regulation, which may increase the trend for seniors to delay moving to senior housing facilities. Such delays may cause decreases in occupancy rates and increases in resident turnover rates at our senior housing facilities. Moreover, seniors may have greater care needs and require higher acuity services, which may increase our tenants’ and operators’ cost of business, expose our tenants and operators to additional liability, or result in lost business and shorter stays at our leased and managed senior housing facilities if our tenants and operators are not able to provide the requisite care services or fail to adequately provide those services. These trends may negatively impact the occupancy rates and revenues at our leased and managed senior housing, which could have a material adverse effect on us. Further, if any of our tenants or operators are unable to offset lost revenues from these trends by providing and growing other revenue sources, such as new or increased service offerings to seniors, our senior housing facilities may be unprofitable, we may receive lower returns and rent, and the value of our senior housing facilities may decline.

Events that adversely affect the ability of seniors and their families to afford resident fees at our senior housing facilities could cause our occupancy rates and revenues to decline, which could have a material adverse effect on us.

Costs to seniors associated with independent and assisted living services are generally not reimbursable under Medicare, and the scope of services that may be covered by Medicaid varies by state. In many cases, only seniors with income or assets meeting or exceeding the comparable median in the regions where our facilities are located typically will be able to afford to pay the entrance fees and monthly resident fees, and a weak economy, depressed housing market or changes in demographics could adversely affect their continued ability to do so. If our tenants and operators are unable to retain and attract seniors with sufficient income, assets or other resources required to pay the fees associated with independent and assisted living services and other services provided by our tenants and operators at our healthcare facilities, our occupancy rates and revenues could decline, which could, in turn, materially and adversely affect us.

Some tenants and operators of our facilities will be subject to fraud and abuse laws, the violation of which could materially and adversely affect a tenant’s ability to make rent payments to us or an operator’s ability to operate a facility held in a RIDEA structure efficiently, either of which could have a material adverse effect on us.

There are various federal, foreign and state laws prohibiting fraudulent and abusive business practices by healthcare providers who participate in, receive payments from, or are in a position to make referrals in connection with government-sponsored healthcare programs, including Medicare and Medicaid. Our contractual arrangements with tenants and operators may also be subject to these fraud and abuse laws, including federal laws such as the Anti-Kickback Statute and the Stark Law. Moreover, our agreements with tenants and operators may be required to satisfy individual state law requirements that vary from state to state, which impacts the terms and conditions that may be negotiated in such agreements.

These federal and foreign laws include:

•

the Federal Anti-Kickback Statute, a criminal law which prohibits, among other things, the offer, payment, solicitation or receipt of any form of remuneration, directly or indirectly, overtly or covertly, in cash or in kind, in return for, or to induce, the referral of an individual for, or the purchase, order or recommendation of, any item or service for which payment may be made under a federal healthcare program such as Medicare and Medicaid;

•

the Federal Physician Self-Referral Prohibition, which, subject to specific exceptions, restricts physicians from making referrals for specifically designated health services for which payment may be made under federal healthcare programs to an entity with which the physician, or an immediate family member, has a financial relationship;

•

the False Claims Act, which prohibits any person from knowingly presenting, or causing to be presented, false or fraudulent claims for payment or approval that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government, including claims paid by the Medicare and Medicaid programs;

•

the Civil Monetary Penalties Law, which authorizes the U.S. Department of Health & Human Services to impose monetary penalties or exclusion from participating in state or federal healthcare programs for certain fraudulent acts;

•	the Health Insurance Portability and Accountability Act of 1996, as amended, which makes it a federal crime to defraud any health benefit plan, including private payors;

•

the Exclusions Law, which authorizes the U.S. Department of Health & Human Services to exclude persons or entities from participating in state or federal healthcare programs for certain fraudulent acts; and

•

the UK Bribery Act 2010, a criminal law which relates to any function of a public nature, connected with a business, performed in the course of a person’s employment or performed on behalf of a company or another body of persons, covering bribery both in the public and private sectors.

Each of these laws includes criminal and/or civil penalties for violations that range from punitive sanctions, damage assessments, penalties, imprisonment, denial of Medicare and Medicaid payments and/or exclusion from the Medicare and Medicaid programs. Monetary penalties associated with violations of these laws have been increased in recent years. Certain laws, such as the False Claims Act, allow for individuals to bring whistleblower actions on behalf of the government for violations thereof. Additionally, states in which the facilities are located may have similar fraud and abuse laws. Investigation by a federal or state governmental body for violation of fraud and abuse laws or imposition of any of these penalties upon one of our tenants or operators or a settlement relating to such matters, could materially and adversely affect a tenant’s ability to make rent payments to us or an operator’s ability to operate a facility held in a RIDEA structure efficiently, either of which could have a material adverse effect on us.

Efforts to ensure compliance with applicable healthcare laws and regulations may cause our tenants and operators to incur substantial costs that could materially and adversely affect a tenant’s ability to make rent payments to us or an operator’s ability to operate a facility held in a RIDEA structure efficiently, either of which could have a material adverse effect on us.

Adverse trends in healthcare provider operations may materially and adversely affect us.

The healthcare industry is currently experiencing:

•	changes in the demand for and methods of delivering healthcare services;

•	changes in third-party reimbursement policies;

•	significant unused capacity in certain areas, which has created substantial competition for patients among healthcare providers in those areas;

•	increased expenses for uninsured patients;

•	increased competition among healthcare providers;

•	increased liability insurance expenses;

•	continued pressure by private and governmental payors to reduce payments to providers of services;

•	increased scrutiny of billing, referral and other practices by federal and state authorities;

•	changes in federal and state healthcare program payment models;

•	increased emphasis on compliance with privacy and security requirements related to personal health information; and

•	increased instability in the Health Insurance Exchange market and lack of access to insurance plans participating in the exchange.

Additionally, in connection with the COVID-19 pandemic, many governmental entities relaxed certain licensure and other regulatory requirements relating to telemedicine, allowing more patients to virtually access care without having to visit a healthcare facility. Despite the end of the COVID-19 public health emergency, if governmental and regulatory authorities continue to allow for increased virtual healthcare, this may affect the demand for some of our properties, such as MOBs.

These factors may negatively affect the economic performance of some or all of our tenants and operators, which could have a material adverse effect on us.

Our tenants and operators may be affected by the financial deterioration, insolvency and/or bankruptcy of other companies in the healthcare industry.

Certain companies in the healthcare industry, including some key senior housing operators, are experiencing considerable financial, legal and/or regulatory difficulties which have resulted or may result in financial deterioration and, in some cases, insolvency and/or bankruptcy. The adverse effects on these companies could have a significant impact on the industry as a whole, including but not limited to negative public perception by investors, lenders, patients and residents. As a result, our tenants and properties managed by our operators could experience the damaging financial effects of a weakened industry sector driven by negative headlines, and we could be materially and adversely affected.

Our tenants and operators may be subject to significant legal and regulatory actions that could subject them to increased operating costs and substantial uninsured liabilities, which could have a material adverse effect on us.

Our tenants and operators may become subject to claims that their services have resulted in patient injury or other adverse effects. Healthcare providers have experienced an increasing trend in the frequency and severity of professional liability and general liability insurance claims and litigation asserted against them. The insurance coverage maintained by our tenants and operators may not cover all claims made against them nor continue to be available at a reasonable cost, if at all. In some states, insurance coverage for the risk of punitive damages arising from professional liability and general liability claims and/or litigation may not, in certain cases, be available to our tenants and operators due to state law prohibitions or limitations of availability. As a result, tenants and operators of our MOBs, senior housing, SNFs, hospitals and other healthcare-related facilities operating in these states may be liable for punitive damage awards that are either not covered or are in excess of their insurance policy limits. We also believe that there has been, and will continue to be, an increase in regulatory or other governmental investigations of certain healthcare providers, particularly in the area of Medicare/Medicaid false claims, as well as an increase in enforcement actions resulting from these investigations. Insurance may not always be available to cover such losses. Any adverse determination or settlement in a legal proceeding or regulatory or other governmental investigation, whether currently asserted or arising in the future, could negatively affect a tenant’s or operator’s business and financial strength. If a tenant or operator is unable to obtain or maintain insurance coverage, if judgments are obtained in excess of the insurance coverage, if uninsured punitive damages are required to be paid, or if an uninsurable government enforcement action is brought, the tenant or operator could be exposed to substantial additional liabilities, which may affect the tenant’s ability to pay rent to us or the operator’s ability to manage our properties efficiently and effectively, which could have a material adverse effect on us.

We, our tenants and our operators for our senior housing facilities and SNFs may be subject to various government reviews, audits and investigations that could materially and adversely affect us, including an obligation to refund amounts previously paid to us, potential criminal charges, the imposition of fines and/or the loss of the right to participate in Medicare and Medicaid programs.

We, our tenants and our operators for our senior housing facilities and SNFs are subject to various governmental reviews, audits and investigations to verify compliance with the Medicaid and Medicare programs and applicable laws and regulations. We, our tenants and our operators for our senior housing facilities and SNFs are also subject to audits under various government programs, including Recovery Audit Contractors, Unified Program Integrity Contractors, and other third party audit programs, in which third-party firms engaged by CMS conduct extensive reviews of claims data and medical and other records to identify potential improper payments under the Medicare and Medicaid programs. Private pay sources also reserve the right to conduct audits. An adverse review, audit or investigation could result in:

•	an obligation to refund amounts previously paid to us, our tenants or our operators pursuant to the Medicare or Medicaid programs or from private payors, in amounts that could be material to us;

•	state or federal agencies imposing fines, penalties and other sanctions on us, our tenants or our operators;

•	loss of our right, our tenants’ right or our operators’ right to participate in the Medicare or Medicaid programs or one or more private payor networks;

•	an increase in private litigation against us, our tenants or our operators; and

•	damage to our reputation in various markets.

While we, our tenants and our operators for our senior housing facilities and SNFs have always been subject to post-payment audits and reviews, more intensive “probe reviews” appear to be a permanent procedure with our fiscal intermediaries. If the government or a court were to conclude that such errors, deficiencies or disagreements constituted criminal violations or were to conclude that such errors, deficiencies or disagreements resulted in the submission of false claims to federal healthcare programs, or if the government were to discover other problems in addition to the ones identified by the probe reviews that rose to actionable levels, we, our officers and our tenants and operators and their officers might face potential criminal charges and/or civil claims, administrative sanctions and penalties for amounts that could be material to us. In addition, we, our officers and other key personnel and our tenants and operators and their officers and other key personnel could be temporarily or permanently excluded from future participation in state and federal healthcare reimbursement programs such as Medicaid and Medicare. In any event, it is likely that a governmental investigation alone, regardless of its outcome, would divert material time, resources and attention from our management team and our staff or those of our tenants and our operators and could materially and adversely affect us during and after any such investigation or proceedings.

In cases where claim and documentation review by any CMS contractor results in repeated poor performance, a facility can be subjected to protracted oversight. This oversight may include repeat education and re-probe, extended pre-payment review, referral to recovery audit or integrity contractors, or extrapolation of an error rate to other reimbursement outside of specifically reviewed claims. Sustained failure to demonstrate improvement towards meeting all claim filing and documentation requirements could ultimately lead to Medicare and Medicaid decertification, which materially and adversely affects us. Adverse actions by CMS may also cause third party payor or licensure authorities to audit our tenants or operators. These additional audits could result in termination of third-party payor agreements or licensure of the facility, which could have a material adverse effect on us.

In addition, our tenants and operators that accepted relief funds distributed to combat the adverse effects of COVID-19 and reimburse providers for unreimbursed expenses and lost revenues may be subject to certain reporting and auditing obligations associated with the receipt of such relief funds. If these tenants or operators fail to comply with the terms and conditions associated with relief funds, they may be subject to government recovery and enforcement actions. Furthermore, regulatory guidance relating to use of the relief funds, recordkeeping requirements and other terms and conditions continues to evolve and there is a high degree of uncertainty surrounding many aspects of the relief funds. This uncertainty may create compliance challenges for tenants and operators who accepted relief funds.

The Healthcare Reform Act and similar foreign laws impose additional requirements regarding compliance and disclosure.

The Healthcare Reform Act requires SNFs to have a compliance and ethics program that is effective in preventing and detecting criminal, civil and administrative violations and in promoting quality of care. The U.S. Department of Health and Human Services included in the final rule published on October 4, 2016 the requirement for operators to implement a compliance and ethics program as a condition of participation in Medicare and Medicaid. Long-term care facilities, including SNFs, had until November 28, 2019 to comply. If our operators fall short in their compliance and ethics programs and quality assurance and performance improvement programs, if and when required, their reputations and ability to attract patients and residents could be adversely affected, which could have a material adverse effect on us.

Similar requirements also apply to healthcare properties in the UK under national law and guidance. The Health & Care Professions Council, the regulator of health, psychological and care professionals in the UK, requires a qualification to demonstrate standards of proficiency and also set standards, hold a register, quality assure education and investigate complaints. They have set out an ethical framework with standards of conduct, performance and ethics including restrictions on confidentiality and the use of social media. If any of our operators in the UK fall short in their obligations, their reputations and ability to attract patients and residents may be adversely affect which might have a material adverse effect on their business and by extension us.

Risks Related to Joint Ventures

Property ownership through joint ventures could limit our control of those investments or our decisions with respect to other investments, restrict our ability to operate and finance properties on our terms and reduce their expected return.

In connection with the purchase of real estate, we have entered, and may continue to enter, into joint ventures with third parties. For instance, see “Our Business and Properties—Trilogy and the Trilogy Manager—Trilogy,” which describes our relationship with Trilogy, a joint venture accounting for approximately 35.5% of our portfolio (based on aggregate contract purchase price on a pro rata share basis) as of September 30, 2023 and contributing approximately 40.4% of our Annualized Base Rent / Annualized NOI (on a pro rata share basis) as of such date. We may also purchase or develop properties in co-ownership arrangements with the property sellers, developers or other parties. We may own properties through both consolidated and unconsolidated joint ventures. These structures involve participation in the investment by other parties whose interests and rights may not be the same as ours. Our joint ventures, and joint ventures we may enter into in the future, may involve risks not present with respect to our wholly owned properties, including the following:

•

we may share with, or even delegate decision-making authority to, our joint venture partners regarding certain major decisions affecting the ownership or operation of the joint venture and the joint venture property, such as, but not limited to, (1) additional capital contribution requirements, (2) obtaining, refinancing or paying off debt and (3) obtaining consent prior to the sale or transfer of our interest in the joint venture to a third party, which may prevent us from taking actions that are opposed by our joint venture partners;

•	our joint venture partners might become bankrupt and such proceedings could have an adverse impact on the operations of the joint venture;

•

our joint venture partners may have business interests or goals with respect to the joint venture property that conflict with our business interests and goals, which could increase the likelihood of disputes regarding the ownership, management or disposition of the property;

•

in some instances, we may enter into arrangements with our joint venture partners that may (1) require an acquisition opportunity to be allocated to the joint venture when we otherwise may have acquired the asset ourselves or (2) cause the joint venture to sell an asset at a time when we otherwise may not have initiated such a transaction;

•

disputes may develop with our joint venture partners over decisions affecting the joint venture property or the joint venture, which may result in litigation or arbitration that would increase our expenses and distract our officers from focusing their time and effort on our business, disrupt the day-to-day operations of the property, such as by delaying the implementation of important decisions until the conflict is resolved, have an adverse impact on the operations and profitability of the joint venture and possibly force a sale of the property if the dispute cannot be resolved;

•

our joint venture partners may be unable to or refuse to make capital contributions when due, or otherwise fail to meet their obligations, which could require us to fund the shortfall or forego our equity in the joint venture; and

•	the activities of a joint venture could adversely affect our ability to maintain our qualification as a REIT.

As noted above, as of September 30, 2023, we indirectly own a 74.0% interest in Trilogy, a consolidated joint venture representing approximately 35.5% of our portfolio (based on aggregate contract purchase price on a pro rata share basis) and contributing approximately 40.4% of our Annualized Base Rent / Annualized NOI (on a pro rata share basis) as of such date. Approximately 23.4% of Trilogy is indirectly owned by NorthStar with the remaining 2.6% primarily owned by affiliates of the Trilogy Manager, an EIK that manages the day-to-day operations of the joint venture. In addition to relying on the Trilogy Manager to manage the joint venture effectively, our investment in Trilogy exposes us to many of the risks described above with respect to joint venture investments generally. For example, other parties with interests in Trilogy have certain rights that could affect our investment in Trilogy. There are certain decisions that are deemed “major decisions” with respect to Trilogy’s business (such as terminating the management agreement with the Trilogy Manager, taking certain actions under the management agreement, making certain sales of the Trilogy properties, and taking certain other actions with respect to the Trilogy portfolio) that require the approval of NorthStar. It is possible that NorthStar will have interests that differ from ours, and our ability to pursue our interests we may be limited by their rights under the joint venture arrangements. Additionally, if we seek to transfer our indirect ownership interests in Trilogy, we are required to first offer such interests to NorthStar, which could delay our ability to sell such interests or adversely affect the price we receive in connection with a sale. In addition, in certain circumstances, we and NorthStar have the right to force the sale of all of Trilogy’s assets, provided that, if this right is triggered by a party, the non-triggering party has a right to elect to purchase the Trilogy assets. This could cause us to increase our investment in Trilogy or result in the sale of Trilogy at a time when we would not to choose to effect a sale.

We have the option to purchase the remaining 24.0% minority membership interest held by our joint venture partner in Trilogy Holdings. See “Our Business and Properties—Recent Developments—Option to Acquire Minority Joint Venture Partner’s Membership Interest in Trilogy Holdings.” Many factors, such as the historical and projected performance of the assets held by Trilogy Holdings, our expectations for the future performance of the assets held by Trilogy Holdings, our financial condition, results of operations and cash flows, and our access to attractive capital, among other factors, will influence whether or not we elect to exercise this option, the consideration mix we would select in connection with any such exercise and how we would finance the cash portion of the purchase price for any such exercise. Accordingly, no assurance can be given as to when, or if, we will exercise this option, or, if we do exercise this option, that we will consummate the purchase on the terms we expect or at all or that we will achieve the anticipated benefit from acquiring the remaining 24.0% minority membership interest held by our joint venture partner in Trilogy Holdings.

We may structure our joint venture relationships in a manner which limits the amount we participate in the cash flows or appreciation of an investment.

We have entered, and may continue to enter, into joint venture agreements, the economic terms of which may provide for the distribution of income to us otherwise than in direct proportion to our ownership interest in the joint venture. For example, while we and another joint venture party may invest an equal amount of capital in an investment, the investment may be structured such that one joint venture partner has a right to priority distributions of cash flows up to a certain target return while another joint venture partner may receive a disproportionately greater share of cash flows once such target return has been achieved. This type of investment structure may result in our joint venture partner receiving more of the cash flows, including any from appreciation, of an investment than we receive. If we do not accurately judge the appreciation prospects of a particular investment or structure the venture appropriately, we may incur losses on joint venture investments or have limited participation in the profits of a joint venture investment, either of which could reduce our ability to make distributions to our stockholders.

If we serve as a managing member, general partner or controlling party with respect to investments or joint ventures (like Trilogy), we may be subject to risks and liabilities that we would not otherwise face.

In certain circumstances, we may serve as managing member, general partner or controlling party with respect to investments and joint ventures. In such instances, we may face additional risks including, among others, the following:

•	we may have increased duties to the other investors or partners in the investment or venture;

•	in the event of certain events or conflicts, our partners may have recourse against us, including the right to monetary penalties, the ability to force a sale or exit the investment or venture;

•	our partners may have the right to remove us as the general partner or managing member in certain cases involving cause; and

•

our subsidiaries that would be the general partner or managing member of the investment or venture could be generally liable, under applicable law or the governing agreement of a venture, for the debts and obligations of the investment or venture, subject to certain exculpation and indemnification rights pursuant to the terms of the governing agreement.

Risks Related to Debt Financing

We have substantial indebtedness and may incur additional indebtedness in the future, which could materially and adversely affect us.

We have substantial indebtedness and may incur additional indebtedness in the future, which could materially and adversely affect us. As of September 30, 2023, on a pro forma basis after the use of the net proceeds from this offering to repay certain indebtedness, we had indebtedness of $1,817,498,000, which comprises $207,140,000 in unsecured debt under our Credit Facility and $1,610,358,000 in secured mortgage loans payable and a secured line of credit. As of September 30, 2023, on a pro forma basis after the use of the net proceeds from this offering to repay certain indebtedness, we had $911,038,000 of total liquidity, comprised of $875,860,000 of undrawn capacity under our lines of credit and $35,178,000 of cash and cash equivalents. As of September 30, 2023, on a pro forma basis after the use of the net proceeds from this offering to repay certain indebtedness, our aggregate borrowings represented approximately 38.4% of the combined market value of all of our real estate and other real estate-related investments (based on Stanger’s (as defined below) most recent calculation of our market value, which was calculated as of December 31, 2022). Though we anticipate that our overall leverage will approximate 50.0% of the combined fair market value of all of our properties and other real estate-related investments, as determined at the end of each calendar year, our organizational documents do not place a limitation on the amount of leverage that we may incur, and we could incur leverage substantially in excess of this amount.

We expect to fund a portion of our cash needs, including funding investment activity, with additional indebtedness. If we exercise our option to purchase the remaining 24.0% minority membership interest held by our joint venture partner in Trilogy Holdings, we may consummate the purchase transaction entirely in cash or in a combination of at least the Minimum Cash Consideration and newly issued shares of our Convertible Preferred Stock. If we elect to pay for the purchase entirely in cash, the all cash purchase price would be $240,500,000 if we consummate the purchase on or before March 31, 2024, would increase to $247,000,000 if we consummate the purchase from April 1, 2024 to and including December 31, 2024 and would further increase to $260,000,000 if we consummate the purchase on or after January 1, 2025. If, for example, we elect to pay for the purchase using only the Minimum Cash Consideration, we would pay for the remaining portion of the purchase price consideration by issuing to NorthStar 9,360,000 shares of our Convertible Preferred Stock. In all cases, an amount of cash will be required, and we may source our cash need from the proceeds of issuances of additional debt, equity (including preferred stock other than our Convertible Preferred Stock) and/or hybrid equity.

Also, if we exercise our option and elect to issue shares of our Convertible Preferred Stock, we would not be permitted to pay cash dividends on junior securities (such as our common stock) unless we were then current on all accumulated dividends owed on our Convertible Preferred Stock for past quarterly dividend periods. This means that we may have additional cash needs so long as our Convertible Preferred Stock is outstanding. We may also have cash needs in order to satisfy the redemption option that a holder of shares of our Convertible Preferred Stock may exercise after a fundamental change transaction (such as a change-in-control transaction involving us), which exercise would require us to repurchase that holder’s shares of our Convertible Preferred Stock or to exercise our option to redeem our Convertible Preferred Stock if financially advantageous to do so. As such, the credit rating agencies and our investors may view our Convertible Preferred Stock as effectively similar to debt or “mezzanine” financing. Our ability to access additional debt capital and the cost of other terms thereof will be significantly influenced by our creditworthiness and any rating assigned by a rating agency, as well as by general economic and market conditions. Significant secured and unsecured indebtedness adversely affects our creditworthiness and could prevent us from achieving an investment grade credit rating or cause a rating agency to lower a rating or to place a rating on a “watchlist” for possible downgrade. Deteriorations in our creditworthiness or in any ratings that we may achieve, or the perception that any such deterioration may occur, would adversely affect our ability to access additional debt capital and increase the cost of any debt capital that is available to us and may require us to accept restrictive covenants. A reduction in our access to debt capital, an increase in the cost thereof or our acceptance of restrictive covenants could limit our ability to achieve our business objectives and pursue our growth strategies.

Additionally, interest rates have significantly increased, and may continue to significantly increase, our interest costs. Expensive debt could reduce or limit our available cash flow to fund working capital, capital expenditures, acquisitions and development projects, reduce cash available for distributions to stockholders, hinder our ability to meet certain debt service ratios under our credit agreements or impose restrictions on our ability to incur additional debt for so long as certain debt service ratios are not met.

We may also incur mortgage debt and other property-level debt on properties that we already own in order to obtain funds to acquire additional properties or make other capital investments. In addition, we may borrow as necessary or advisable to ensure that we maintain our qualification as a REIT for U.S. federal income tax purposes, including borrowings to satisfy the REIT requirement that we distribute at least 90.0% of our annual REIT taxable income to our stockholders. However, we cannot guarantee that we will be able to obtain any such borrowings on favorable terms or at all.

If we mortgage a property and there is a shortfall between the cash flows from that property and the cash flows needed to service mortgage debt on that property, our financial results would be negatively affected and the amount of cash available for distributions to stockholders would be reduced. In addition, incurring mortgage debt increases the risk of loss of a property since defaults on indebtedness secured by a property may result in lenders initiating foreclosure actions. If any mortgages contain cross-collateralization or cross-default provisions, a default on a single property could affect multiple properties. In addition, lenders may have recourse to assets other than those specifically securing the repayment of indebtedness. For tax purposes, a foreclosure on any of our properties will be treated as a disposition of the property, which could cause us to recognize taxable income on foreclosure, without receiving corresponding cash proceeds. We may give full or partial guarantees to lenders of mortgage debt on behalf of the entities that own our properties. When we give a guaranty on behalf of an entity that owns one of our properties, we will be responsible to the lender for satisfaction of the debt if it is not paid by such entity.

A significant amount of debt subjects us to many risks that, if realized, would materially and adversely affect us, including the risk that:

•

our cash flow from operating activities could become insufficient to make required payments of principal and interest on our debt, which would likely result in (1) acceleration of the debt (and any other debt containing a cross-default or cross-acceleration provision), increasing the likelihood of further distress if refinancing is not available on favorable terms or at all, (2) our inability to borrow undrawn amounts under other existing financing arrangements, even if we have timely made all required payments under such arrangements, further compromising our liquidity and/or (3) the loss of some or all of our assets that are pledged as collateral in connection with our financing arrangements;

•

our debt may increase our vulnerability to adverse economic and industry conditions with no assurance that such debt will increase our investment returns in an amount sufficient to offset the associated risks relating to leverage;

•

we may be required to dedicate a substantial portion of our cash flow from operating activities to payments on our debt, thereby reducing funds available for operations, future business opportunities, stockholder distributions and/or other purposes; and

•

to the extent the maturity of certain debt occurs prior to the maturity of a related asset pledged or transferred as collateral for such debt, we may not be able to refinance that debt on favorable terms or at all, which may reduce available liquidity and/or cause significant losses to us.

To the extent we borrow funds at floating interest rates, we will be adversely affected by rising interest rates unless fully hedged. Rising interest rates will also increase our interest expense on future fixed-rate debt.

Interest we pay on our debt obligations reduces our financial results and cash available for distributions to our stockholders. Whenever we incur variable-rate debt, increases in interest rates would increase our interest expense unless fully hedged. In January 2023, we entered into an interest rate swap contract to hedge $275,000,000 of our floating-rate term loan under our Credit Facility, and, in August 2023, we entered into an additional interest rate swap contract to hedge the remaining $275,000,000 of our floating-rate term loan under our Credit Facility. In addition, in December 2023, we entered into an interest rate swap contract to hedge $200,000,000 of borrowings under our 2019 Trilogy Credit Facility. As of September 30, 2023, on a pro forma basis after the use of the net proceeds from this offering to repay certain indebtedness, our outstanding debt aggregated $1,817,498,000, of which 39.5% was unhedged variable-rate debt. Rising interest rates will also increase our interest expense on future fixed-rate debt. If we need to repay existing debt during periods of rising interest rates, which is currently the case, we could be required to sell one or more of our properties at times which may not permit realization of the maximum return on such investments, which could result in losses.

To the extent we borrow at fixed rates or enter into fixed interest rate swaps, we will not benefit from reduced interest expense if interest rates decrease.

We are exposed to the effects of interest rate changes primarily as a result of borrowings we have used to maintain liquidity and fund expansion and refinancing of our real estate investment portfolio and operations. To limit the impact of interest rate changes on earnings, prepayment penalties, and cash flows and to lower overall borrowing costs while taking into account variable interest rate risk, we have borrowed, and may continue to borrow, at fixed rates or variable rates depending upon prevailing market conditions. We have and may also continue to enter into derivative financial instruments such as interest rate swaps and caps in order to mitigate our interest rate risk on a related financial instrument. Therefore, to the extent we borrow at fixed rates or enter into fixed interest rate swaps, we will not benefit from reduced interest expense if interest rates decrease.

Hedging activity may expose us to risks.

We have used, and may continue to use, derivative financial instruments to hedge our exposure to changes in exchange rates and interest rates. If we use derivative financial instruments to hedge against exchange rate or interest rate fluctuations, we will be exposed to credit risk and legal enforceability risks. In this context, credit risk is the failure of the counterparty to perform under the terms of the derivative contract. If the fair value of a derivative contract is positive, the counterparty owes us, which creates credit risk for us. Legal enforceability risks encompass general contractual risks, including the risk that the counterparty will breach the terms of, or fail to perform its obligations under, the derivative contract. These derivative instruments are speculative in nature and there is no guarantee that they will be effective. If we are unable to manage these risks effectively, we could be materially and adversely affected.

Lenders may require us to enter into restrictive covenants that could adversely affect our business.

When providing financing, a lender may impose restrictions on us that affect our ability to incur additional debt, make distributions to our stockholders and operate our business. We have entered into, and may continue to enter into, loan documents that contain covenants that limit our ability to further mortgage the property or discontinue insurance coverage. These or other limitations may adversely affect our flexibility and our ability to achieve our business objectives.

Interest-only indebtedness may increase our risk of default, adversely affect our ability to refinance or sell properties and ultimately may reduce our funds available for distribution to our stockholders.

We may finance or refinance our properties using interest-only mortgage indebtedness. During the interest-only period, the amount of each scheduled payment will be less than that of a traditional amortizing mortgage loan. The principal balance of the mortgage loan will not be reduced (except in the case of prepayments) because there are no scheduled monthly payments of principal during this period. After the interest-only period, we will be required either to make scheduled payments of amortized principal and interest or to make a lump-sum or “balloon” payment at maturity. At the time such a balloon payment is due, we may or may not be able to refinance the balloon payment on terms as favorable as the original loan or sell the particular property at a price sufficient to make the balloon payment. Furthermore, these required principal or balloon payments will increase the amount of our scheduled payments and may increase our risk of default under the related mortgage loan. If the mortgage loan has an adjustable interest rate, the amount of our scheduled payments would likely increase at a time of rising interest rates, depending upon the adjustment terms. In addition, payments of principal and interest made to service our debt, including balloon payments, may leave us with insufficient cash to pay the distributions to our stockholders, including those that we are required to pay to maintain our qualification as a REIT. Any of these results could have a material adverse effect on us.

If we are required to make payments under any “bad boy” carve-out guaranties that we may provide in connection with certain mortgages and related loans, we could be materially and adversely affected.

In obtaining certain nonrecourse loans, we have provided, and may continue to provide, standard carve-out guaranties. These guaranties are only applicable if and when the borrower directly, or indirectly through agreement with an affiliate, joint venture partner or other third party, voluntarily files a bankruptcy or similar liquidation or reorganization action or takes other actions that are fraudulent or improper (commonly referred to as “bad boy” guaranties). Although we believe that “bad boy” carve-out guaranties are not guaranties of payment in the event of foreclosure or other actions of the foreclosing lender that are beyond the borrower’s control, some lenders in the real estate industry have recently sought to make claims for payment under such guaranties. In the event such a claim was made against us under a “bad boy” carve-out guaranty following foreclosure on mortgages or related loans, and such claim was successful, we could be materially and adversely affected.

Risks Related to Our Corporate Structure and Organization

The limit on the percentage of shares of our common stock or capital stock that any person may own may discourage a takeover or business combination that may have benefited our stockholders.

Our charter restricts the direct or indirect ownership by one person or entity to no more than 9.9% of the value of shares of our then outstanding capital stock (which includes common stock and any preferred stock we may issue) and no more than 9.9% of the value or number of shares, whichever is more restrictive, of our then outstanding common stock. This restriction may discourage a change of control of us and may deter individuals or entities from making tender offers for shares of our stock on terms that might be financially attractive to our stockholders or which may cause a change in our management. This ownership restriction may also prohibit business combinations that would have otherwise been approved by our Board and our stockholders. In addition to deterring potential transactions that may be favorable to our stockholders, these provisions may also decrease our stockholders’ ability to sell their shares of our common stock.

Our stockholders’ ability to control our operations is severely limited.

Our Board determines our major strategies, including our strategies regarding investments, financing, growth, capitalization, REIT qualification and distributions. Our Board may amend or revise these and other strategies without a vote of the stockholders. Under our charter and Maryland law, our stockholders have a right to vote only on the following matters:

•	the election or removal of directors;

•

the amendment of our charter, except that our Board may amend our charter without stockholder approval to change our name or the name of other designation or the par value of any class or series of our stock and the aggregate par value of our stock, increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we have the authority to issue, or effect certain reverse stock splits;

•	our dissolution; and

•	certain mergers, consolidations, conversions, statutory share exchanges and sales or other dispositions of all or substantially all of our assets.

All other matters are subject to the sole discretion of our Board.

Conflicts of interest could arise as a result of our officers’ other positions and/or interests outside of our company.

We rely on our management for implementation of our policies and our day-to-day operations. Although a majority of their business time is spent working for our company, they may engage in other investment and business activities in which we have no economic interest. Their responsibilities to these other entities could result in action or inaction that is detrimental to our business, which could harm the implementation of our growth strategies and achievement of our business strategies. They may face conflicts of interest in allocating time among us and their other business ventures and in meeting obligations to us and those other entities.

Certain provisions of Maryland law may make it more difficult for us to be acquired and may limit or delay our stockholders’ ability to dispose of their shares of our common stock.

Certain provisions of the MGCL, such as the business combination statute and the control share acquisition statute, are designed to prevent, or have the effect of preventing, someone from acquiring control of us. The MGCL prohibits “business combinations” between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder. An “interested stockholder” is defined generally as:

•	any person who beneficially owns, directly or indirectly, 10.0% or more of the voting power of the corporation’s outstanding voting stock; or

•	an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was an interested stockholder.

These prohibitions last for five years after the most recent date on which the interested stockholder became an interested stockholder. Thereafter, any business combination with the interested stockholder or an affiliate of the interested stockholder must be recommended by the corporation’s board and approved by the affirmative vote of at least 80.0% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation and two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder. These requirements could have the effect of inhibiting a change in control even if a change in control were in the best interests of our stockholders.

The control share acquisition statute of the MGCL provides that, subject to certain exceptions, holders of “control shares” of a Maryland corporation (defined as voting shares of stock that, if aggregated with all other such shares of stock owned by the acquiror or in respect of which the acquiror can exercise or direct voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing directors within specified ranges of voting power) acquired in a “control share acquisition” (defined as the acquisition of issued and outstanding control shares) have no voting rights except to the extent approved by our stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter. Shares of stock owned by the acquiror, by our officers or by our employees who are also our directors are excluded from shares entitled to vote on the matter.

Pursuant to the MGCL, our bylaws contain a provision exempting from the control share acquisition provisions of the MGCL any and all acquisitions by any person of shares of our stock, which eliminates voting rights for certain levels of shares that could exercise control over us, and our Board has adopted a resolution providing that any business combination between us and any other person is exempted from the business combination statute, provided that such business combination is first approved by our Board. However, if the bylaws provision exempting us from the control share acquisition statute or our Board resolution opting out of the business combination statute were repealed in whole or in part at any time, these provisions of the MGCL could delay or prevent offers to acquire us and increase the difficulty of consummating any such offers, even if such a transaction would be in the best interests of our stockholders.

The MGCL and our organizational documents limit our stockholders’ right to bring claims against our officers and directors.

The MGCL provides that a director has no liability in such capacity if he or she performs his or her duties in good faith, in a manner he or she reasonably believes to be in the corporation’s best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances. Our charter requires us, to the maximum extent permitted by Maryland law, to indemnify and advance expenses to our directors and officers and our subsidiaries’ directors and officers. Additionally, our charter limits, to the maximum extent permitted by Maryland law, the liability of our directors and officers to us and our stockholders for monetary damages. Moreover, we have entered into separate indemnification agreements with each of our directors and executive officers and intend to enter into indemnification agreements with each of our future directors and executive officers. Although our charter does not limit the liability of our directors and officers or allow us to indemnify our directors and officers to a greater extent than permitted under Maryland law, we and our stockholders may have more limited rights against our directors and officers than might otherwise exist under common law, which could reduce our stockholders’ and our recovery against them. In addition, we may be obligated to fund the defense costs incurred by our directors and officers in some cases, which would decrease the cash otherwise available for distribution to our stockholders.

Our stockholders’ investment return may be reduced if we are required to register as an investment company under the Investment Company Act. If we become subject to registration under the Investment Company Act, we may not be able to continue our business.

We do not intend to register as an investment company under the Investment Company Act. We monitor our operations and our assets on an ongoing basis in order to ensure that neither we, nor any of our subsidiaries, meet the definition of “investment company” under Section 3(a)(1) of the Investment Company Act. If we were obligated to register as an investment company, we would have to comply with a variety of substantive requirements under the Investment Company Act imposing, among other things: limitations on capital structure;

restrictions on specified investments; prohibitions on transactions with affiliates; compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations that would significantly change our operations; and potentially, compliance with daily valuation requirements.

To maintain compliance with our Investment Company Act exemption, we may be unable to sell assets we would otherwise want to sell and may need to sell assets we would otherwise wish to retain. Similarly, we may have to acquire additional income- or loss-generating assets that we might not otherwise have acquired or may have to forgo opportunities to acquire interests in companies that we would otherwise want to acquire and would be important to our investment strategy. Accordingly, our Board may not be able to change our investment policies as our Board may deem appropriate if such change would cause us to meet the definition of an “investment company.” In addition, a change in the value of any of our assets could negatively affect our ability to avoid being required to register as an investment company. If we were required to register as an investment company under the Investment Company Act, but failed to do so, we would be prohibited from engaging in our business, and criminal and civil actions could be brought against us. In addition, our contracts would be unenforceable unless a court were to require enforcement, and a court could appoint a receiver to take control of us and liquidate our business, which would result in our stockholders’ losing all of their investment in us.

Our structure may result in potential conflicts of interest with limited partners in the Operating Partnership whose interests may not be aligned with those of our stockholders.

Our directors and officers have duties to us and our stockholders under Maryland law and our charter in connection with their management of us. At the same time, the general partner of the Operating Partnership, of which we are the sole owner, has fiduciary duties under Delaware law to the Operating Partnership and to the limited partners in connection with the management of the Operating Partnership. The duties of the general partner to the Operating Partnership and its partners may come into conflict with the duties of our directors and officers to us and our stockholders. Under Delaware law, a general partner of a Delaware limited partnership owes its limited partners the duties of good faith and fair dealing. Other duties, including fiduciary duties, may be modified or eliminated in the partnership agreement. If there is a conflict in the fiduciary duties owed by us (as the sole member of the general partner) to our stockholders on one hand and by the general partner to any limited partners on the other, we shall be entitled to resolve such conflict in favor of our stockholders.

Additionally, the partnership agreement expressly limits our liability by providing that we and our officers, directors, stockholders, trustees, representatives, agents and employees will not be liable or accountable to the Operating Partnership for (1) any act or omission performed or failed to be performed, or for any losses, claims, costs, damages, or liabilities arising from any such act or omission, (2) any tax liability imposed on the Operating Partnership or (3) any losses due to the misconduct, negligence (gross or ordinary), dishonesty or bad faith of any agents of the Operating Partnership, if we or any such person acted consistent with the obligation of good faith and fair dealing and with applicable duties of care and loyalty. In addition, the Operating Partnership is required to indemnify us and our officers, directors, employees and designees to the extent permitted by applicable law from and against any and all claims arising from operations of the Operating Partnership, unless it is established that: (1) the act or omission was material to the matter giving rise to the proceeding and either was committed in bad faith or was the result of active and deliberate dishonesty; (2) the indemnified party received an improper personal benefit, in money, property or services; or (3) in the case of a criminal proceeding, the indemnified person had reasonable cause to believe that the act or omission was unlawful. The provisions of Delaware law that allow the fiduciary duties of a general partner to be modified by a partnership agreement have not been tested in a court of law, and we have not obtained an opinion of counsel covering the provisions set forth in the partnership agreement that purport to waive or restrict our fiduciary duties.

Risks Related to Taxes and Our REIT Status

Failure to maintain our qualification as a REIT for U.S. federal income tax purposes would subject us to U.S. federal income tax on our REIT taxable income at the regular corporate rate, which would substantially reduce our ability to make distributions to our stockholders.

We have elected to be taxed as a REIT under the Code commencing with our taxable year ended December 31, 2016. We believe that we have been, and, through the time of the Merger, GAHR III was, organized and operated, and we intend to continue to operate in conformity with the requirements for qualification and taxation as a REIT under the Code. To continue to maintain our qualification as a REIT, we, and our subsidiary REIT, Trilogy Real Estate Investment Trust (“Trilogy REIT”), must meet various requirements set forth in the Code concerning, among other things, the ownership of our, or Trilogy REIT’s, outstanding common stock, the nature of our, or Trilogy REIT’s, assets, the sources of our, or Trilogy REIT’s income, and the amount of our, or Trilogy REIT’s distributions to stockholders. In addition, if it is determined that GAHR III lost, in any year prior to the Merger, its qualification as a REIT without being entitled to any relief under the statutory provisions to preserve REIT status, we, as a “successor” to GAHR III under the REIT rules, will not be able to qualify as a REIT to the extent we are unable to avail ourselves of any relief under the statutory provisions to preserve REIT status. The REIT qualification requirements are extremely complex, and interpretations of the U.S. federal income tax laws governing qualification as a REIT are limited. In addition, the determination of various factual matters and circumstances not entirely within our control may affect our ability to continue to qualify as a REIT. Accordingly, we cannot be certain that we, or Trilogy REIT, will be successful in operating in compliance with the REIT rules in such manner as to allow us to maintain our qualification as a REIT. At any time, new laws, interpretations or court decisions may change the U.S. federal tax laws relating to, or the U.S. federal income tax consequences of, qualification as a REIT. It is possible that future economic, market, legal, tax or other considerations may cause our Board to determine that it is not in our best interests to maintain our qualification as a REIT, and to revoke our REIT election, which it may do without stockholder approval.

If we fail to maintain our qualification as a REIT for any taxable year, we will be subject to U.S. federal income tax on our REIT taxable income at the corporate rate and could also be subject to increased state and local taxes. In addition, we would generally be disqualified from treatment as a REIT for the four taxable years following the year of losing our REIT status unless the U.S. Internal Revenue Service (the “IRS”) grants us relief under certain statutory provisions. Losing our REIT status would reduce our net earnings available for investment and amounts available for distribution to our stockholders because of the additional tax liability. In addition, distributions would no longer qualify for the distributions paid deduction, and we would no longer be required to make distributions to our stockholders. If this occurs, we might be required to raise debt or equity capital or sell some investments in order to pay the applicable tax.

As a result of all these factors, our failure to maintain our qualification as a REIT could impair our ability to expand our business and raise capital, could materially and adversely affect the trading price of our common stock and would substantially reduce our ability to make distributions to our stockholders.

TRSs are subject to corporate-level taxes and our dealings with TRSs may be subject to a 100% excise tax.

A REIT may own up to 100% of the stock of one or more TRSs. Both the subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. A corporation of which a TRS directly or indirectly owns more than 35.0% of the voting power or value of the stock will automatically be treated as a TRS. Overall, no more than 20.0% (25.0% for taxable years beginning prior to January 1, 2018) of the gross value of a REIT’s assets may consist of stock or securities of one or more TRSs. A TRS may hold assets and earn income that would not be qualifying assets or income if held or earned directly by a REIT, including gross income from operations pursuant to management contracts. We lease our properties that are “qualified health care properties” to one or more TRSs which, in turn, contract with independent third-party management companies to operate those

“qualified health care properties” on behalf of those TRSs. In addition, we may use one or more TRSs generally to hold properties for sale in the ordinary course of a trade or business or to hold assets or conduct activities that we cannot conduct directly as a REIT. A TRS is subject to applicable U.S. federal, state, local and foreign income tax on its taxable income, as well as limitations on the deductibility of its interest expenses. In addition, the Code imposes a 100% excise tax on certain transactions between a TRS and its parent REIT that are not conducted on an arm’s-length basis.

If our “qualified health care properties” are not properly leased to a TRS or the operators of those “qualified health care properties” do not qualify as EIKs, we could fail to qualify as a REIT.

In general, under the REIT rules, we cannot directly operate any properties that are “qualified health care properties” and can only indirectly participate in the operation of “qualified health care properties” on an after-tax basis by leasing those properties to independent health care facility operators or to TRSs. A “qualified health care property” is any real property (and any personal property incident to that real property) which is, or is necessary or incidental to the use of, a hospital, nursing facility, assisted living facility, congregate care facility, qualified continuing care facility or other licensed facility which extends medical or nursing or ancillary services to patients and is operated by a provider of those services that is eligible for participation in the Medicare program with respect to that facility. Furthermore, rent paid by a lessee of a “qualified health care property” that is a “related party tenant” of ours will not be qualifying income for purposes of the two gross income tests applicable to REITs. However, a TRS that leases “qualified health care properties” from us will not be treated as a “related party tenant” with respect to our “qualified health care properties” that are managed by an EIK. If we incorrectly classified a property as a “qualified health care property” and leased it to a TRS, any rental income therefrom would likely not be qualifying income for purposes of the two gross income tests applicable to REITs.

An EIK is an independent contractor that, at the time such contractor enters into a management or other agreement with a TRS to operate a “qualified health care property,” is actively engaged in the trade or business of operating “qualified health care properties” for any person not related to us or the TRS. Among other requirements to qualify as an independent contractor, an operator must not own, directly or indirectly (or applying attribution provisions of the Code), more than 35.0% of the shares of our outstanding stock (by value), and no person or group of persons can own more than 35.0% of the shares of our outstanding stock and 35.0% of the ownership interests of the operator (taking into account only owners of more than 5.0% of our shares and, with respect to ownership interest in such operators that are publicly traded, only holders of more than 5.0% of such ownership interests). The ownership attribution rules that apply for purposes of the 35.0% thresholds are complex. There can be no assurance that the amount of our shares beneficially owned by our operators and their owners will not exceed the above thresholds. If a healthcare facility operator at one of our properties that uses the RIDEA structure was determined to not be an EIK, any rental income we receive from the TRS with respect to such property would likely not be qualifying income for purposes of the two gross income tests applicable to REITs.

If our leases with TRSs are not respected as true leases for U.S. federal income tax purposes, we likely would fail to qualify as a REIT.

To qualify as a REIT, we must satisfy two gross income tests, under which specified percentages of our gross income must be derived from certain sources, such as “rents from real property.” Rent paid by TRSs pursuant to the lease of our “qualified health care properties” will constitute a substantial portion of our gross income. For that rent to qualify as “rents from real property” for purposes of the REIT gross income tests, the leases must be respected as true leases for U.S. federal income tax purposes and not be treated as service contracts, joint ventures or some other type of arrangement. If our leases are not respected as true leases for U.S. federal income tax purposes, we may fail to qualify as a REIT.

We may be subject to adverse legislative or regulatory tax changes that could increase our tax liability or reduce our operating flexibility.

In recent years, numerous legislative, judicial and administrative changes have been made in the provisions of U.S. federal and state income tax laws applicable to investments similar to an investment in shares of our common stock. Additional changes to the tax laws are likely to continue to occur, and we cannot assure our stockholders that any such changes will not adversely affect our taxation and our ability to continue to qualify as a REIT or the taxation of a stockholder. Any such changes could have a material adverse effect on an investment in shares of our common stock or on the market price thereof or the resale potential of our assets. Our stockholders are urged to consult with their tax advisor with respect to the impact of recent legislation on their investment in our stock and the status of legislative, regulatory or administrative developments and proposals and their potential effect on an investment in shares of our common stock.

Although REITs generally receive better tax treatment than entities taxed as regular corporations, it is possible that future legislation would result in a REIT having fewer tax advantages, and it could become more advantageous for a company that invests in real estate to elect to be treated for U.S. federal and state income tax purposes as a regular corporation. As a result, our charter provides our Board with the power, under certain circumstances, to revoke or otherwise terminate our REIT election and cause us to be taxed as a regular corporation, without the vote of our stockholders. Our Board has fiduciary duties to us and our stockholders and could only cause such changes in our tax treatment if it determines in good faith that such changes are in the best interests of our stockholders.

In certain circumstances, we may be subject to U.S. federal, state and foreign income taxes even if we maintain our qualification as a REIT, which would reduce our cash available for distribution to our stockholders.

Even if we maintain our qualification as a REIT, we may be subject to U.S. federal income taxes, state income taxes or foreign income taxes. For example, net income from a “prohibited transaction” will be subject to a 100% tax. We may not be able to make sufficient distributions to avoid excise taxes applicable to REITs. We may also decide to retain capital gains we earn from the sale or other disposition of our property and pay income tax directly on such income. In that event, our stockholders would be treated as if they earned that income and paid the tax on it directly. However, our stockholders that are tax-exempt, such as charities or qualified pension plans, would have no benefit from their deemed payment of such tax liability. We may also be subject to state and local taxes or foreign taxes on our income or property, either directly or at the level of the companies through which we indirectly own our assets. Any U.S. federal, state or foreign taxes we pay will reduce our cash available for distribution to our stockholders.

Dividends payable by REITs generally do not qualify for the reduced tax rates on dividend income as compared to regular corporations, which could adversely affect the value of our shares.

The maximum U.S. federal income tax rate for certain qualified dividends payable to domestic stockholders that are individuals, trusts and estates generally is 20.0%. Dividends payable by REITs, however, are generally not eligible for these reduced rates for qualified dividends except to the extent the REIT dividends are attributable to “qualified dividends” received by the REIT itself. For taxable years beginning after December 31, 2017 and before January 1, 2026, U.S. individuals, trusts and estates are permitted a deduction for certain pass-through business income, including “qualified REIT dividends” (generally, dividends received by a REIT stockholder that are not designated as capital gain dividends or qualified dividend income), allowing them to deduct up to 20.0% of such amounts, subject to certain limitations. Although the reduced U.S. federal income tax rate applicable to dividend income from regular corporate dividends does not adversely affect the taxation of REITs or dividends paid by REITs, the more favorable rates applicable to qualified dividends from C corporations could cause investors who are individuals, trusts, and estates to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay qualified dividends, which could adversely affect the market price of the shares of common stock of REITs, including our shares of common stock.

Dividends on, and gains recognized on the sale of, shares by a tax-exempt stockholder may be subject to U.S. federal income tax as unrelated business taxable income.

If (1) we are a “pension-held REIT,” (2) a tax-exempt stockholder has incurred (or is deemed to have incurred) debt to purchase or hold our shares or (3) a holder of our shares is a certain type of tax-exempt stockholder, dividends on, and gains recognized on the sale of, shares by such tax-exempt stockholder may be subject to U.S. federal income tax as unrelated business taxable income under the Code.

Characterization of our sale-leaseback transactions may be challenged, which could jeopardize our REIT status or require us to make an unexpected distribution.

We have participated, and may continue to participate, in sale-leaseback transactions in which we purchase real estate investments and lease them back to the sellers of such properties. We believe we have structured and intend to structure any of our sale-leaseback transactions such that the lease will be characterized as a “true lease” and so that we will be treated as the owner of the property for U.S. federal income tax purposes. However, we cannot assure our stockholders that the IRS will not take the position that specific sale-leaseback transactions that we treated as leases be re-characterized as financing arrangements or loans for U.S. federal income tax purposes. In the event that any such sale-leaseback transaction is re-characterized as a financing transaction for U.S. federal income tax purposes, deductions for depreciation and cost recovery relating to such real estate investment would be disallowed or significantly reduced. If a sale-leaseback transaction is so re-characterized, we might fail to satisfy the REIT asset tests, income tests or distribution requirements and, consequently, lose our REIT status or be required to elect to distribute an additional distribution of the increased taxable income to avoid the loss of REIT status. This distribution would be paid to all stockholders at the time of declaration rather than the stockholders existing in the taxable year affected by the re-characterization.

Complying with the REIT requirements may cause us to forego otherwise attractive opportunities.

To maintain our qualification as a REIT for U.S. federal income tax purposes, we must continually satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to our stockholders and the ownership of shares of our common stock. We may be required to make distributions to our stockholders at disadvantageous times or when we do not have funds readily available for distribution, or we may be required to raise debt or equity capital or forego otherwise attractive investments in order to comply with the REIT tests. We may need to borrow funds to meet the REIT distribution requirements even if market conditions are not favorable for these borrowings. We cannot assure you that we will have access to such capital on favorable terms at the desired times, or at all. Thus, compliance with the REIT requirements could materially and adversely affect us and may hinder our ability to operate solely on the basis of maximizing our financial results.

If the Operating Partnership fails to maintain its status as a partnership and were to be treated as a corporation for U.S. federal income tax purposes, its income may be subject to taxation, which would reduce the cash available for distribution to stockholders and likely result in a loss of our REIT status.

We intend to maintain the status of the operating partnership as a partnership for U.S. federal income tax purposes. However, if the IRS were to successfully challenge the status of the operating partnership as a partnership for such purposes, it would be taxable as a corporation. In such event, this would reduce the amount of distributions that the operating partnership could make to us. This would also likely result in us losing REIT status, and, if so, becoming subject to a corporate level tax on our own income. This would substantially reduce any cash available to pay distributions. In addition, if any of the partnerships or limited liability companies through which the operating partnership owns its properties, in whole or in part, loses its characterization as a partnership and is otherwise not disregarded for U.S. federal income tax purposes, such partnership or limited liability company would be subject to taxation as a corporation, thereby reducing distributions to the operating partnership. Such a recharacterization of an underlying partnership or limited liability company could also threaten our ability to maintain our status as a REIT.

Foreign purchasers of shares of our common stock may be subject to FIRPTA tax upon the sale of their shares of our common stock or upon the payment of a capital gains dividend.

A foreign person disposing of a U.S. real property interest, including shares of stock of a U.S. corporation whose assets consist principally of U.S. real property interests, is generally subject to withholding pursuant to the Foreign Investment in Real Property Tax Act of 1980, as amended (“FIRPTA”), on the amount received from the disposition. However, foreign pension plans and certain foreign publicly traded entities are exempt from FIRPTA withholding. Further, such FIRPTA tax does not apply to the disposition of stock in a REIT if the REIT is “domestically controlled.” A REIT is “domestically controlled” if less than 50.0% of the REIT’s stock, by value, has been owned directly or indirectly by persons who are not qualifying U.S. persons during a continuous five-year period ending on the date of disposition or, if shorter, during the entire period of the REIT’s existence. We cannot assure our stockholders that we will qualify as a “domestically controlled” REIT. If we were to fail to so qualify, amounts received by foreign investors on a sale of shares of our common stock would be subject to FIRPTA tax, unless the shares of our common stock are regularly traded on an established securities market and the foreign investor did not at any time during a specified period directly or indirectly own more than 10.0% of the value of our outstanding common stock. Additionally, a foreign stockholder will likely be subject to FIRPTA upon the payment of any distribution by us that is attributable to gain from sales or exchanges of U.S. real property interests, unless the shares of our common stock are regularly traded on a U.S. established securities market and the foreign investor did not own at any time during the 1-year period ending on the date of such distribution more than 10.0% of such class of common stock.

If the Merger does not qualify as a tax-free reorganization, there may be adverse tax consequences to us.

The Merger was intended to qualify as a tax-free reorganization within the meaning of Section 368(a) of the Code. The closing of the Merger was conditioned on the receipt by us and GAHR III of an opinion of counsel to the effect that the Merger will qualify as a tax-free reorganization within the meaning of Section 368(a) of the Code. However, these legal opinions will not be binding on the IRS or on the courts. If, for any reason, the Merger were to fail to qualify as a tax-free reorganization, then there would be adverse tax implications to us and our stockholders, which could materially and adversely affect us.

Risks Related to this Offering

There is currently no public trading market for shares of our common stock, and we cannot assure you that a public trading market will develop, will be maintained or will be liquid.

Prior to this offering, there has been no public trading market for shares of our common stock, and we cannot assure you that a public trading market will develop, will be maintained or will be liquid. In the absence of a public trading market, a stockholder may be unable to sell his, her or its shares of our common stock when desired at an attractive price, or at all. The initial public offering price for shares of our common stock will be determined by agreement among us and the underwriters upon consideration of various matters described under “Underwriting—NYSE Listing,” and we cannot assure you that shares of our common stock will not trade below the initial public offering price following completion of this offering. Whether a public trading market for shares of our common stock will develop will depend on a number of factors, including the extent of institutional investor interest in us, the reputation of REITs generally and healthcare REITs specifically and the attractiveness of their equity securities in comparison to other equity securities (including securities issued by other real estate-based companies), our actual and projected financial results, our distribution policy and general stock and market conditions.

The estimated per share NAV of our common stock may not be an accurate reflection of fair value of our assets and liabilities and likely will not represent the amount of net proceeds that would result if we were liquidated or dissolved or completed a merger or other sale of our company.

On March 15, 2023, our Board, at the recommendation of the Audit Committee, which is comprised solely of independent directors, unanimously approved and established an updated estimated per share NAV of our Class T common stock and Class I common stock of $31.40 as of December 31, 2022. We provide this updated estimated per share NAV to assist broker-dealers in connection with their obligations under Financial Industry Regulatory Authority (“FINRA”) Rule 2231, with respect to customer account statements. The valuation was performed in accordance with the methodology provided in the Practice Guideline 2013-01, Valuations of Publicly Registered Non-Listed REITs, issued by the Institute for Portfolio Alternatives (“IPA”) in April 2013, in addition to guidance from the SEC. We do not plan to continue publishing these valuations.

The updated estimated per share NAV was determined after consultation with an independent third-party valuation firm, the engagement of which was approved by the Audit Committee. FINRA rules provide no guidance on the methodology an issuer must use to determine its estimated per share NAV. As with any valuation methodology, our independent valuation firm’s methodology was based upon a number of estimates and assumptions that may not have been accurate or complete. Different parties with different assumptions and estimates could derive a different estimated per share NAV, and these differences could be significant. Furthermore, as described under “Underwriting—NYSE Listing,” the initial public offering price in this offering will be determined by us and the underwriters based on various matters that differ from the aforementioned third-party valuation firm in determining our historical estimated per share NAV, and there can be no assurance that such initial public offering price per share of common stock will equal or exceed such historical estimated per share NAV.

The updated estimated per share NAV was not audited or reviewed by our independent registered public accounting firm and did not represent the fair value of our assets or liabilities according to GAAP. In addition, the updated estimated per share NAV was an estimate as of a given point in time and the value of shares of our common stock will fluctuate over time as a result of, among other things, the number of shares of our common stock outstanding, developments related to individual assets and changes in the real estate and capital markets. Accordingly, with respect to the updated estimated per share NAV, we can give no assurance that:

•	a stockholder would be able to resell his, her or its shares at our updated estimated per share NAV;

•	a stockholder would ultimately realize distributions per share equal to our updated estimated per share NAV upon liquidation of our assets and settlement of our liabilities or a sale of our company;

•	our shares of common stock would trade at any updated estimated per share NAV on a national securities exchange;

•

an independent third-party appraiser or other third-party valuation firm, other than the third-party valuation firm engaged by our Board to assist in its determination of the updated estimated per share NAV, would agree with our estimated per share NAV; or

•

the methodology used to estimate our updated per share NAV would be acceptable to FINRA or comply with reporting requirements under the Employee Retirement Income Security Act (“ERISA”), the Code or other applicable law.

Further, our Board has ultimately been responsible for determining the estimated per share NAV. Our independent valuation firm calculates estimates of the value of our assets, and our Board then determines the net value of assets and liabilities taking into consideration such estimate provided by the independent valuation firm. After any particular valuation, there are likely to be changes in the value of our assets that would not be reflected in the published estimated per share NAV.

For a full description of the methodologies used to value our assets and liabilities in connection with the calculation of the updated estimated per share NAV, see “Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.”

The market price and trading volume of shares of our common stock may be volatile and decline significantly.

The U.S. stock markets, including the NYSE on which we have been approved, subject to official notice of issuance, to have shares of our common stock listed, have experienced significant price declines and volume fluctuations. As a result, the market price of shares of our common stock is likely to be similarly volatile, and investors in shares of our common stock may experience a significant decrease in the market price of their shares, including decreases unrelated to our operating performance or prospects. We cannot assure you that the market price of shares of our common stock will not be volatile or decline significantly in the future.

In addition to the risks listed in this “Risk Factors” section, a number of factors could negatively affect the market price, or volatility of the market price, of our common stock, potentially significantly, or result in fluctuations in the trading volume of shares of our common stock, including:

•	the annual yield from distributions on shares of our common stock as compared to yields on other financial instruments;

•

equity issuances by us, or future sales of substantial amounts of shares of our common stock (including holders of our Class T common stock or Class I common stock or holders of our common stock upon conversion thereof) by our existing or future stockholders, or the perception that such issuances or future sales may occur;

•	increases in market interest rates or a decrease in our distributions to stockholders that lead purchasers of shares of our common stock to demand a higher yield;

•	changes in market valuations of similar companies;

•	fluctuations in stock market prices and volumes;

•	additions or departures of key management personnel;

•	our operating performance and the performance of other similar companies;

•	actual or anticipated differences in our quarterly operating results;

•	changes in expectations of future financial performance or changes in estimates of securities analysts;

•	our concentration in the healthcare industry and particular classes within it, as well as our geographic concentration;

•	publication of research reports about us or our industry by securities analysts;

•	failure to qualify as a REIT;

•	adverse market reaction to any indebtedness we incur in the future, or our level of secured or overall indebtedness;

•	strategic decisions by us or our competitors, such as acquisitions, divestments, spin offs, joint ventures, strategic investments or changes in business strategy;

•	the passage of legislation or other regulatory developments that adversely affect us, our tenants, our operators or the healthcare industry;

•	speculation or negative publicity in the press or investment community;

•	failure to satisfy the listing or other rules or requirements of the NYSE;

•	failure to comply with the requirements of the Sarbanes-Oxley Act of 2002;

•	actions by institutional stockholders;

•	changes in accounting principles or the necessity for accounting restatements or existence of other accounting problems; and

•	general market conditions, including factors unrelated to our operating performance and prospects.

In the past, securities class action litigation has often been instituted against companies following periods of volatility or a significant decline in the market price of their common stock. This type of litigation could result in substantial costs and divert our management’s attention and resources, which could have a material adverse effect on us.

Higher market interest rates may result in a decrease in the market price of shares of our common stock, potentially significantly.

One of the factors that will influence the market price of shares of our common stock will be the distribution yield on shares of our common stock (as a percentage of the price of shares of our common stock) relative to market interest rates. Higher market interest rates may lead prospective purchasers of shares of our common stock to expect a higher distribution yield and also would likely increase our borrowing costs and potentially decrease funds available for distribution to our stockholders. Thus, higher market interest rates could cause the market price of our common stock to decrease, potentially significantly.

Because we have a large number of stockholders and shares of our common stock have not been listed on a national securities exchange prior to this offering, there may be significant pent-up demand to sell shares of our common stock (including our Class T common stock and Class I common stock). Significant sales of shares of our common stock, or the perception that significant sales of such shares could occur, may cause the price of shares of our common stock to decline significantly.

As of January 19, 2024, we had (1) an aggregate of 66,225,745 shares of our Class T common stock and Class I common stock issued and outstanding, (2) an aggregate of 145,993 shares of unvested restricted Class T common stock issued and outstanding, (3) 156,604 shares of Class T common stock underlying unvested time-based RSUs, (4) 141,503 shares of Class T common stock underlying unvested performance-based RSUs (such number of shares assumes that we issue shares of our common stock underlying such unvested performance-based awards at maximum levels for performance and market conditions that have not yet been achieved; to the extent that performance or market conditions do not meet maximum levels, the actual number of shares of our common stock issued under our incentive plan would be less than the amount reflected above) and (5) 3,501,976 shares of our common stock that may be issued for redeeming OP units. In addition, after the issuance of the Listing Equity Awards, we will have the right to issue an additional 2,434,654 shares of our common stock under our incentive plan. Our share repurchase program, which, in any event, only allowed us in any 12-month period to repurchase up to 5.0% of the weighted average number of shares of our common stock outstanding during the prior calendar year, was fully suspended on November 14, 2022. Prior to this offering, our common stock, Class T common stock and Class I common stock were not listed on any national securities exchange and the ability of a stockholder to sell his, her or its shares was limited. Although shares of our Class T common stock and Class I common stock will not be listed on a national securities exchange at the same time as the common stock offered by this prospectus, these shares are not subject to transfer restrictions (other than the restrictions on ownership and transfer of stock set forth in our charter); therefore, such stock will be freely tradable, to extent that a market exists for such stock. As a result, it is possible that a market may develop for shares of our Class T common stock and Class I common stock, and sales of such shares, or the perception that such sales could occur, could have a material adverse effect on the per share trading price of shares of our common stock.

As provided by our charter, our Class T common stock and Class I common stock may not convert into shares of our listed common stock until a date up to 12 months from the listing of shares of our common stock for trading on a national securities exchange as approved by our Board and will remain subject to certain ownership and transfer restrictions contained in our charter. Our Board has approved the 180th day after the date of the listing of our common stock offered by this prospectus on the NYSE as the date on which our Class T common stock and Class I common stock will automatically convert into our listed common stock. As a result, there may be significant pent-up demand to sell shares of our common stock. Holders of shares of our Class T common stock and Class I common stock seeking to immediately sell his, her or its shares of our common stock could engage in immediate short sales of shares of our common stock prior to the date on which the shares of our Class T common stock and Class I common stock convert into shares of our common stock and use the shares of our common stock that they receive upon conversion of their Class T common stock and Class I common stock to cover these short sales in the future.

Additionally, if we exercise our option to purchase the remaining 24.0% minority membership interest held by our joint venture partner in Trilogy Holdings, we may consummate the purchase transaction entirely in cash or in a combination of cash and newly issued shares of our Convertible Preferred Stock. If we issue shares of our Convertible Preferred Stock as part of the purchase price consideration, a holder thereof, on or after July 1, 2026, may elect to convert those shares of our Convertible Preferred Stock into shares of our common stock. This conversion right may result in our issuing a substantial number of new shares of our common stock. We may also issue shares of our common stock or other equity or hybrid equity securities to fund our cash needs for any exercise of our option to purchase the remaining 24.0% minority membership interest held by our joint venture partner in Trilogy Holdings. See “Our Business and Properties—Recent Developments—Option to Acquire Minority Joint Venture Partner’s Membership Interest in Trilogy Holdings” and “Shares Eligible for Future Sale—Option to Acquire Minority Joint Venture Partner’s Membership Interest in Trilogy Holdings.” Our issuance of common stock upon a holder’s conversion of shares of our Convertible Preferred Stock, or our issuance of our Convertible Preferred Stock itself and/or the issuance of common stock or other equity or hybrid equity securities to fund the cash needs for any exercise of the option, or the mere perception that we may issue such securities, may adversely affect the market price of our common stock.

A large volume of sales of shares of our common stock could decrease the market price of shares of our common stock significantly and could impair our ability to raise additional capital through the sale of equity or hybrid securities in the future. Even if a substantial number of sales of shares of our common stock are not effected, the mere perception of the possibility of these sales could decrease the market price of shares of our common stock significantly and have a negative effect on our ability to raise capital in the future.

We may allocate the net proceeds from this offering in ways that you and other stockholders may not approve.

We will contribute the net proceeds from this offering to the Operating Partnership in exchange for OP units. We expect the Operating Partnership to use the net proceeds received from us to repay $703,760,000 of the amount outstanding under our Credit Facility. However, we have not yet committed to acquire any specific properties with the net proceeds from this offering that are not used to reduce our outstanding indebtedness, and you will be unable to evaluate the economic merits of any such acquisitions before making an investment decision to purchase shares of our common stock in this offering. We have broad authority to acquire real estate investments that we may identify in the future, and we may make investments with which you do not agree. In addition, our business objectives and growth strategies may be amended or revised from time to time without the approval of our stockholders. Our management has broad discretion in the use of certain of the net proceeds from this offering and could spend such net proceeds in ways that will not necessarily improve our operating results or enhance the market price of our common stock. These factors increase the uncertainty, and thus the risk, of an investment in shares of our common stock.

Future offerings of debt securities, which would be senior to our common stock, or equity securities, which would dilute our existing stockholders and may be senior to our common stock, may adversely affect our stockholders.

We may in the future attempt to increase our capital resources by offering debt or equity securities, including notes and classes of preferred or common stock. Debt securities or shares of preferred stock will generally be entitled to receive interest payments or distributions, both current and in connection with any liquidation or sale, prior to the holders of our common stock. We are not required to offer any such additional debt or preferred stock to existing common stockholders on a preemptive basis. Therefore, issuances of common stock or other equity securities will generally dilute the holdings of our existing stockholders. Because we may generally issue any such debt or preferred stock in the future without obtaining the approval of our stockholders, you will bear the risk of our future issuances reducing the market price of our common stock and diluting your proportionate ownership. Because our decision to issue debt or equity securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the form, amount, timing or nature of our future issuances.

If we exercise our option to purchase the remaining 24.0% minority membership interest held by our joint venture partner in Trilogy Holdings, we may consummate the purchase transaction entirely in cash or in a combination of at least the Minimum Cash Consideration and newly issued shares of our Convertible Preferred Stock. If we elect to pay for the purchase entirely in cash, the all cash purchase price would be $240,500,000 if we consummate the purchase on or before March 31, 2024, would increase to $247,000,000 if we consummate the purchase from April 1, 2024 to and including December 31, 2024 and would further increase to $260,000,000 if we consummate the purchase on or after January 1, 2025. If, for example, we elect to pay for the purchase using only the Minimum Cash Consideration, we would pay for the remaining portion of the purchase price consideration by issuing NorthStar 9,360,000 shares of our Convertible Preferred Stock. We may finance all or any portion of the cash purchase price associated with any exercise of this purchase option with new debt, and, in such case, principal and interest payments on such debt would be senior to the rights of holders of our common stock. Similarly, if we elect to issue shares of our new Convertible Preferred Stock in connection with our exercise of this purchase option, holders of such shares will be entitled to receive dividends as well as liquidation payments prior to holders of our common stock. Specifically, unless we are current on all accumulated dividends owed on shares of our Convertible Preferred Stock for past quarterly dividend periods, we may not pay any dividends on, or repurchase, any shares of our common stock or other junior securities, subject in each case only to limited exceptions. Additionally, we may be required to issue a significant number of shares of our common stock in connection with any future conversion of such Convertible Preferred Stock, and we may issue common stock or other equity or hybrid equity securities to fund all or a portion of the cash purchase price for our option exercise. In both cases, this would result in dilution of our stockholders’ equity investment in us. See “Our Business and Properties—Recent Developments—Option to Acquire Minority Joint Venture Partner’s Membership Interest in Trilogy Holdings—Impact on Us if Option is Exercised.”

In addition, subject to any limitations set forth under Maryland law, our Board may amend our charter to increase or decrease the number of authorized shares of stock, or the number of shares of any class or series of stock designated, or reclassify any unissued shares into other classes or series of stock without the necessity of obtaining stockholder approval. All such shares may be issued in the sole discretion of our Board. In addition, we have granted, and expect to grant in the future, equity awards under our incentive plan to our independent directors and certain of our employees, including our executive officers, which to date have consisted of our restricted stock and RSUs, which are exchangeable into shares of our common stock subject to satisfaction of certain conditions. Finally, we have OP units outstanding which are redeemable for cash or, at our election, exchangeable into shares of our common stock.

Therefore, existing stockholders will experience dilution of their equity investment in us as we (1) sell additional shares of our common stock in the future, (2) sell securities that are convertible into or exchangeable for shares of our common stock, including OP units, (3) issue restricted shares of our common stock, RSUs or other equity-based securities under our incentive plan or (4) issue shares of our common stock in a merger or to sellers of properties acquired by us in connection with an exchange of OP units.

Because the OP units may, at our election, be exchanged for shares of our common stock, any merger, exchange or conversion between the Operating Partnership and another entity ultimately could result in the issuance of a substantial number of shares of our common stock, thereby diluting the percentage ownership interest of other stockholders. Because of these and other reasons, our stockholders may experience substantial dilution in their equity investment in us.

We may be unable to raise additional capital on favorable terms, or at all, needed to grow our business.

We may not be able to increase our capital resources by engaging in additional debt or equity financings. Even if we complete such financings, they may not be on favorable terms. These circumstances could materially and adversely affect our financial results and impair our ability to achieve our business objectives. Additionally, we may be required to accept terms that restrict our ability to incur additional indebtedness or take other actions (including terms that require us to maintain specified liquidity or other ratios) that would otherwise be in the best interests of our stockholders.

We may be unable to make distributions at expected levels, which could result in a decrease in the market price of our common stock.

Our estimated initial annual distribution to our stockholders represents 146.6% of our estimated cash available for distribution attributable to our stockholders for the 12 months ending September 30, 2024 as calculated in “Distribution Policy.” Accordingly, we may be unable to pay our estimated initial annual distribution to our stockholders out of cash available for distribution. To the extent our actual cash available for distribution to our stockholders is not sufficient to pay our estimated initial annual distribution to our stockholders or if our operating cash flow does not increase, we may have to fund distributions from borrowings, sales of certain assets or use a portion of the net proceeds from this offering or reduce such distributions. If we borrow to fund distributions, our future interest expense would increase, thereby reducing our earnings and cash available for distribution from what they otherwise would have been. If cash available for distribution generated by our assets is less than our current estimate, or if such cash available for distribution decreases in future periods from expected levels, our inability to make the expected distributions could result in a decrease in the market price of our common stock. In the event the underwriters’ overallotment option to purchase additional shares is exercised, pending investment of the proceeds therefrom, our ability to pay such distributions out of cash from our operations may be further adversely affected.

If we make distributions from sources other than our cash flows from operations, we may not be able to sustain any prevailing distribution rate and we may have fewer funds available for acquisitions of healthcare properties and other assets.

Our organizational documents permit us to make distributions to our stockholders from any source without limit (other than those limits set forth under Maryland law). To the extent we fund distributions from sources other than our cash flows from operations, we will have fewer funds available for acquisitions of healthcare properties and other assets. At times, we may need to borrow funds or sell equity securities to make distributions to our stockholders, which could increase the costs to operate our business or dilute our stockholders’ investments in us, as the case may be. Furthermore, if we cannot cover our distributions to our stockholders with cash flows from operations, we may be unable to sustain any prevailing distribution rate.

Our distributions to stockholders may change, which could decrease the market price of shares of our common stock, potentially significantly.

All distributions made to our stockholders will be at the sole discretion of our Board and will depend upon our business, financial condition, liquidity, results of operations, FFO, Normalized FFO, EBITDA, Adjusted EBITDA, prospects, maintenance of our REIT qualification, and such other matters as our Board may deem relevant from time to time. We intend to evaluate our distribution policy from time to time, and it is possible that stockholders may not receive distributions equivalent to those previously paid by us for various reasons, including the following: we may not have enough cash to pay such distributions due to changes in our cash requirements, indebtedness, capital spending plans, operating cash flows or financial condition; decisions on whether, when, and in what amounts to make any future distributions will remain at all times entirely at the sole discretion of our Board, which reserves the right to change our distribution practices at any time and for any reason; our Board may elect to retain cash for investment purposes, working capital reserves or other purposes, or to maintain or improve our credit ratings; and the amount of distributions that our subsidiaries, joint ventures or investees may distribute to us may be subject to restrictions imposed by state law, state regulators and/or the terms of any current or future indebtedness or other financing that these entities may undertake. Stockholders have no contractual or other legal right to distributions that have not been authorized by our Board and declared by us. We cannot assure our stockholders that we will be able to pay any distributions or maintain the current level of distributions or that distributions will increase over time, nor can we give any assurance that incomes from the properties will increase or that the properties we buy will increase in value or support existing or increased distributions over time. We may need to fund such distributions from external sources, as to which no assurances can be given. In addition, as noted above, we may choose to retain operating cash flows, and these retained funds, although they may increase the value of our underlying assets, may not correspondingly increase the market price of shares of our common stock. Our failure to meet the market’s expectations with regard to the level of cash distributions to our stockholders likely would decrease the market price of shares of our common stock, potentially significantly.

The underwriters of this offering may waive or release parties to the lock-up agreements entered into in connection with this offering, which could decrease the market price of our common stock significantly and impair our ability to raise capital.

We, all of our directors and executive officers, and the holders of OP units have entered or will enter into lock-up agreements pursuant to which we and they will be subject to certain restrictions with respect to the sale or other disposition of shares of our common stock during the period ending 180 days after the date of listing of our common stock for trading on a national securities exchange. The underwriters, at any time and without notice, may release all or any portion of the shares of common stock subject to the foregoing lock-up agreements. See “Underwriting” for more information on these agreements. If the restrictions under the lock-up agreements are waived, then the shares of common stock, subject to compliance with the Securities Act or exceptions therefrom, will be available for sale into the public markets, which could cause the market price of shares of our common stock to decline significantly and impair our ability to raise capital.

If we fail to maintain an effective system of internal control over financial reporting and disclosure controls, we may not be able to accurately and timely report our financial results.

Effective internal control over financial reporting and disclosure controls are necessary for us to provide reliable financial reports, effectively prevent fraud and operate successfully as a public company. If we cannot provide reliable financial reports or prevent fraud, it could have a material adverse effect on us. We are currently required to perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting, and we will be required to have our independent registered public accounting firm attest to the same, as required by Section 404 of the Sarbanes-Oxley Act of 2002. To date, the audit of our consolidated financial statements by our independent registered public accounting firm has included a consideration of internal control over financial reporting as a basis of designing their audit procedures, but not for the purpose of expressing an opinion (as will be required pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002) on the effectiveness of our internal control over financial reporting. If a material weakness or significant deficiency was to be identified in the effectiveness of our internal control over financial reporting, we may also identify deficiencies in some of our disclosure controls and procedures that we believe require remediation. If we or our independent registered public accounting firm discover control issues, we will make efforts to improve our internal control over financial reporting and disclosure controls. However, there is no assurance that we will be successful. Any failure to maintain effective controls or timely effect any necessary improvement of our internal control over financial reporting and disclosure controls could harm operating results or cause us to fail to meet our reporting obligations, which could affect the listing of our common stock on NYSE. Ineffective internal control over financial reporting and disclosure controls could also cause investors to lose confidence in our reported financial information. Any of these matters could cause a significant decline in the market price of our common stock.

We have no operating history as a publicly traded company and may not be able to successfully operate as a publicly traded company.

We have no operating history as a publicly traded company. We cannot assure you that the past experience of our management team will be sufficient for us to successfully operate as a publicly traded company. Upon completion of this offering, we will be required to comply with NYSE listing rules and requirements, and this transition could place a significant strain on our management systems, infrastructure and other resources. Failure to operate successfully as a publicly traded company would have a material adverse effect on us.

If securities or industry analysts do not publish research or publish unfavorable research about our business, the market price and trading volume of our common stock could decline significantly.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause the market price and trading volume of our common stock to decline significantly. Moreover, if our operating results do not meet the expectations of the investor community, one or more of the analysts who cover our company may change their recommendations regarding our company, and the market price of our common stock could decline significantly.

CAUTIONARY STATEMENT CONCERNING FORWARD LOOKING STATEMENTS

Certain statements contained in this prospectus, other than historical facts, may be considered forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act, and the Private Securities Litigation Reform Act of 1995 (collectively with the Securities Act and Exchange Act, the “Acts”). We intend for all such forward-looking statements to be covered by the applicable safe harbor provisions for forward-looking statements contained in the Acts. Such forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “can,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” “continue,” “possible,” “initiatives,” “focus,” “seek,” “objective,” “goal,” “strategy,” “plan,” “potential,” “potentially,” “preparing,” “projected,” “future,” “long-term,” “once,” “should,” “could,” “would,” “might,” “uncertainty,” or other similar words. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this report is filed with the SEC.

Any such forward-looking statements are based on current expectations, estimates and projections about the industry and markets in which we operate, and beliefs of, and assumptions made by, our management and involve uncertainties that could significantly affect our financial results. Such statements include, but are not limited to: (1) statements about our plans, strategies, initiatives and prospects; (2) statements about the anticipated impact of the Merger; (3) statements about the COVID-19 pandemic, including its duration and potential or expected impact on our business and our view on forward trends; and (4) statements about our future results of operations, capital expenditures and liquidity. Such statements are subject to known and unknown risks and uncertainties, which could cause actual results to differ materially from those projected or anticipated, including, without limitation:

•	changes in economic conditions generally and the real estate market specifically;

•	the continuing adverse effects of the COVID-19 pandemic, including its effects on the healthcare industry, senior housing and SNFs and the economy in general;

•	use of proceeds of this offering;

•	legislative and regulatory changes, including changes to laws governing the taxation of REITs;

•	the availability of capital;

•	our ability to pay down, refinance, restructure or extend our indebtedness as it becomes due;

•	our ability to qualify and maintain our qualification as a REIT for U.S. federal income tax purposes;

•	changes in interest rates, including uncertainties about whether and when interest rates will continue to increase, and foreign currency risk;

•	competition in the real estate industry;

•	changes in GAAP policies and guidelines applicable to REITs;

•	the success of our investment strategy, including our ability to successfully identify, complete and integrate new acquisitions;

•

cybersecurity incidents and information technology failures, including unauthorized access to our computer systems and/or our vendors’ computer systems, and our third-party management companies’ computer systems and/or their vendors’ computer systems;

•	our ability to retain our executive officers and key employees;

•	unexpected labor costs and inflationary pressures; and

•

additional factors described in this prospectus under the headings “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Our Business and Properties.”

Should one or more of the risks or uncertainties described above or elsewhere in this prospectus occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this prospectus.

All forward-looking statements, expressed or implied, included in this prospectus or incorporated by reference herein are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that we or persons acting on their behalf may issue.

Except as required by law, we do not undertake any obligation to update or revise any forward-looking statements contained in this prospectus.

USE OF PROCEEDS

We estimate that the net proceeds we will receive from this offering, after deducting the underwriting discount and our estimated offering expenses, will be approximately $703.8 million (or approximately $810.4 million if the underwriters exercise their overallotment option in full), assuming a public offering price of $13.50 per share, which is the midpoint of the price range set forth on the front cover of this prospectus.

We will contribute the net proceeds from this offering to the Operating Partnership in exchange for OP units. We expect the Operating Partnership to use the net proceeds received from us to repay $703.8 million of the amount outstanding under our Credit Facility.

As of January 19, 2024, we had approximately $929.4 million outstanding under our Credit Facility and the weighted average interest rate on such amount outstanding was 7.08% per annum. The revolving loan portion of our Credit Facility matures on January 19, 2026, and may be extended for one 12-month period, subject to the satisfaction of certain conditions, and the term loan portion of our Credit Facility matures on January 19, 2027.

Pending the permanent use of the net proceeds from this offering, we intend to invest the net proceeds in interest-bearing, short-term investment-grade securities, money-market accounts or other investments that are consistent with our intention to qualify for taxation as a REIT for U.S. federal income tax purposes.

Certain affiliates of BofA Securities, Inc., KeyBanc Capital Markets Inc., Fifth Third Securities, Inc., Regions Securities LLC and Truist Securities, Inc. are acting as lenders under our Credit Facility and will receive their pro rata portion of the net proceeds from this offering used to repay amounts outstanding under the facility. See “Underwriting—Relationships.”

STRUCTURE OF OUR COMPANY

Capitalization, Reverse Stock Split and Conversion

Our charter authorizes us to issue up to 1,200,000,000 shares of stock, of which 1,000,000,000 shares are designated as common stock at $0.01 par value per share and 200,000,000 shares are designated as preferred stock at $0.01 par value per share. Of the 1,000,000,000 shares of common stock authorized, 200,000,000 shares are classified as Class T common stock, 100,000,000 shares are classified as Class I common stock, and 700,000,000 shares are unclassified common stock. As of January 19, 2024, we had 19,552,425 shares of Class T common stock, 46,673,320 shares of Class I common stock, and no shares of unclassified common stock outstanding.

We effected a one-for-four reverse split of our common stock on November 15, 2022 and a corresponding reverse split of OP units. As a result of the reverse common stock and OP unit splits, every four shares of our common stock (including our Class T common stock and Class I common stock) and OP units were automatically combined and converted into one issued and outstanding share of our common stock (of the applicable class) or OP unit, as applicable, rounded to the nearest 1/100th share or OP unit. The reverse common stock and OP unit splits impacted all classes of common stock and OP units proportionately and had no impact on any stockholder’s or limited partner’s percentage ownership of the issued and outstanding shares of common stock of any individual class or of all classes or the OP units. Unless otherwise indicated, the information in this prospectus gives effect to the reverse common stock and OP unit splits.

We have been approved, subject to official notice of issuance, to have the common stock offered by this prospectus listed on the NYSE, and, upon listing, such common stock will be freely tradeable unless held by our affiliates. Our Class T common stock and Class I common stock are identical to our common stock offered by this prospectus, including with respect to voting and distribution rights, except that (1) we do not intend to list our Class T common stock or Class I common stock on the NYSE or any other national securities exchange at the time of this offering or for a period of time thereafter as described below, and (2) our charter provides, upon the listing of our common stock offered by this prospectus on the NYSE (or such later date not exceeding 12 months from the date of listing as may be approved by our Board), each share of our Class T common stock and Class I common stock will automatically, and without any stockholder action, convert into one share of our listed common stock. Our Board has approved the 180th day after the date of the listing of our common stock offered by this prospectus on the NYSE as the date on which our Class T common stock and Class I common stock will automatically convert into our listed common stock.

Listing Equity Awards

Our Board has authorized 972,222 Listing Equity Awards to be granted to our directors, executive officers and employees under our incentive plan upon completion of this offering. The Listing Equity Awards vest ratably over four years and are subject to continuous service through the vesting dates.

The Operating Partnership

Substantially all of our business is conducted through the Operating Partnership. We will contribute the net proceeds received by us from this offering to the Operating Partnership in exchange for OP units. Our interest in the Operating Partnership generally entitles us to share in cash distributions from, and in the profits and losses of, the Operating Partnership in proportion to our percentage ownership. Through a wholly-owned subsidiary that is the sole general partner of the Operating Partnership, we have the exclusive power under the partnership agreement to manage and conduct the business and affairs of the Operating Partnership, subject to certain limited approval and voting rights of the limited partners. After giving effect to this offering, we directly or indirectly controlled 97.2% of the OP units as of January 19, 2024. The currently outstanding OP units will be subject to the 180-day lock-up period described in “Underwriting—No Sales of Similar Securities.”

In general, beginning on and after the date that is one year after the issuance of OP units to a limited partner, such limited partner will have the right to require the Operating Partnership to redeem part or all of such OP units for cash, based upon the value of an equivalent number of shares of our common stock at the time of the redemption, or, at our election, shares of our common stock on a one-for-one basis, subject to certain adjustments and the restrictions on ownership and transfer of our stock set forth in our charter and described under “Description of Capital Stock—Restrictions on Ownership and Transfer.” Each redemption of OP units will increase our percentage ownership interest in the Operating Partnership and our share of its cash distributions and profits and losses. See “The Operating Partnership and the Partnership Agreement” for more information.

Structure Chart

The following chart sets forth, as of January 19, 2024, information about us, the Operating Partnership, and certain related parties upon completion of this offering. Ownership percentages below assume that the underwriters’ overallotment option to purchase additional shares of our common stock is not exercised and include the restricted common stock Listing Equity Awards.

(1)

Includes 145,993 shares of unvested restricted Class T common stock and 972,222 Listing Equity Awards. Excludes (a) 2,434,654 shares of our common stock available for future issuance under our incentive plan, (b) 156,604 shares of Class T common stock underlying unvested time-based RSUs and (c) 141,503 shares of Class T common stock underlying unvested performance-based RSUs (such number of shares assumes that we issue shares of our common stock underlying such unvested performance-based awards at maximum levels for performance and market conditions that have not yet been achieved; to the extent that performance or market conditions do not meet maximum levels, the actual number of shares of our common stock issued under our incentive plan would be less than the amount reflected above). Additionally, this chart does not reflect the issuance of any shares of our Convertible Preferred Stock that we may issue as part of the purchase price consideration if we elect to exercise our option to purchase the remaining 24.0% minority membership interest held by our joint venture partner in Trilogy Holdings or any shares of our common stock that may be issued upon conversion of any shares of such Convertible Preferred Stock. See “Our Business and Properties—Recent Developments—Option to Acquire Minority Joint Venture Partner’s Membership Interest in Trilogy Holdings.”

DISTRIBUTION POLICY

We have elected to be taxed as a REIT for U.S. federal income tax purposes commencing with our taxable year ended December 31, 2016. U.S. federal income tax law generally requires that a REIT distribute annually at least 90.0% of its REIT taxable income and that it pay tax at the regular corporate rate to the extent that it annually distributes less than 100% of its REIT taxable income. As a result, we have made, and intend to continue to make, distributions each taxable year equal to at least 100% of our REIT taxable income.

Distributions, if any, will be authorized by our Board and declared by us at such times and in such amounts as our Board determines. If distributions are authorized by our Board with respect to our common stock, the record dates for purposes of such distributions will be determined and authorized by our Board in the last month of each calendar quarter until such time as our Board changes such policy. We intend to make quarterly distributions to holders of shares of our common stock, including those offered by this prospectus, when, as and if authorized by our Board and declared by us, out of legally available funds, based on a quarterly distribution rate of $0.25 per share of common stock, with the distributions relating to the shares of common stock offered by this prospectus beginning with the first quarter of 2024. On an annualized basis, this would be $1.00 per share of common stock, or an annualized distribution rate of approximately 7.4% based on an assumed public offering price of $13.50 per share, which is the midpoint of the price range set forth on the front cover of this prospectus. We estimate that this annual distribution rate will represent approximately 146.6% of our estimated cash available for distribution to stockholders for the 12 months ending September 30, 2024, assuming that the underwriters do not exercise their overallotment option to purchase up to an additional 8,400,000 shares of our common stock. We do not intend to reduce the annualized distributions per share of our common stock if the underwriters exercise their overallotment option to purchase additional shares. Our intended annual distribution rate has been established based on our estimate of cash available for distribution for the 12 months ending September 30, 2024, which we have calculated based on adjustments to our net loss for the 12 months ended September 30, 2023. This estimate was based on our historical operating results and does not take into account our long-term business and growth strategies, nor does it take into account any unanticipated expenditures we may have to make or any financings for such expenditures. In estimating our cash available for distribution for the 12 months ending September 30, 2024, we have also made certain assumptions as reflected in the table and footnotes below. We do not expect that the net effect of any exercise of our option to purchase the remaining 24.0% minority membership interest held by our joint venture partner in Trilogy Holdings will materially and adversely affect our estimated cash available for distribution or materially increase our payout ratio, in each case, for the 12 months ending September 30, 2024. See “Our Business and Properties—Recent Developments—Option to Acquire Minority Joint Venture Partner’s Membership Interest in Trilogy Holdings.” As such, we do not intend to reduce the annualized distributions per share of our common stock for the 12 months ending September 30, 2024 if we exercise this option.

Our estimate of cash available for distribution does not include the effect of any changes in our working capital resulting from changes in our working capital accounts. It also does not reflect the amount of cash estimated to be used for investing activities, financing activities or other activities, other than estimated capital expenditures, contractual obligations for tenant improvement costs, and leasing commissions and scheduled principal payments on debt. Any such investing, financing and/or other activities may have a material and adverse effect on our estimate of cash available for distribution.

Because we have made the assumptions described herein in estimating cash available for distribution for the 12 months ending September 30, 2024, we do not intend this estimate to be a projection or forecast of our actual results of operations, FFO, Normalized FFO, EBITDA, Adjusted EBITDA, liquidity or financial condition, and we have estimated cash available for distribution for the sole purpose of determining our estimated annual distribution amount applicable to our common stock. Our estimate of cash available for distribution should not be considered as an alternative to cash flows from operating activities (computed in accordance with GAAP) or as an indicator of our liquidity or our ability to make distributions to our common stockholders. In addition, the methodology upon which we made the adjustments described herein is not necessarily intended to be a basis for determining any future distributions.

We plan to maintain our intended distributions for the 12 months following the completion of this offering unless our business, financial condition, liquidity, results of operations, FFO, Normalized FFO, EBITDA, Adjusted EBITDA, prospects, economic conditions, or other factors differ materially from the assumptions used in calculating our intended distribution rate. We believe that our estimate of cash available for distribution constitutes a reasonable basis for setting our initial annual distribution rate with respect to our common stock. However, we cannot assure you that our estimate will prove accurate, and actual distributions, if any, may therefore be significantly below our intended distributions.

We cannot assure you that our intended distributions with respect to shares of our common stock will be made or sustained or that our Board will not change our distribution policy in the future. Any distributions we make to our common stockholders will be at the sole discretion of our Board, and their form, timing and amount, if any, will depend upon a number of factors, including our actual and projected business, financial condition, liquidity, results of operations, FFO, Normalized FFO, EBITDA, Adjusted EBITDA, prospects, the revenue we actually receive from our properties, our operating expenses, our debt service requirements, our capital expenditures, prohibitions and other limitations under our financing arrangements, our REIT taxable income, the annual REIT distribution requirements, applicable law, including restrictions on distributions under Maryland law, and such other factors as our Board deems relevant. For more information regarding risk factors that could materially and adversely affect us and our ability to make cash distributions, see “Risk Factors.” If our operations do not generate sufficient cash flow to enable us to pay our intended or REIT-required distributions, we may be required to fund distributions from working capital, borrow or raise equity, or reduce such distributions with respect to our common stock. In addition, our charter allows us to issue preferred stock that could have a preference on distributions and could prohibit or otherwise limit our ability to make distributions to our common stockholders. Additionally, under certain circumstances, agreements relating to our indebtedness could limit our ability to make distributions to our stockholders.

In addition to the annual distribution requirements described above, a REIT will be required to pay a 4.0% nondeductible excise tax on the amount, if any, by which the distributions it makes in a calendar year are less than the sum of 85.0% of its ordinary income, 95.0% of its capital gain net income and 100% of its undistributed income from prior years. For more information, see “Material U.S. Federal Income Tax Considerations.” We anticipate that our estimated cash available for distribution will be sufficient to enable us to meet the annual distribution requirements applicable to REITs and to avoid or minimize the imposition of corporate and excise taxes. However, under some circumstances, we may be required to make distributions in excess of cash available for distribution in order to meet these distribution requirements or to avoid or reduce the imposition of tax and we may need to borrow funds to make certain distributions.

The following table sets forth calculations relating to the estimated initial distribution after this offering based on our net loss for the 12 months ended September 30, 2023 and is provided solely for the purpose of illustrating the estimated initial distribution after this offering and is not intended to be a basis for future distributions.

Net loss for the year ended December 31, 2022	$(73,383,000)
Less: Net loss for the nine months ended September 30, 2022	24,083,000
Add: Net loss for the nine months ended September 30, 2023	(45,928,000)

Net loss for the 12 months ended September 30, 2023	$(95,228,000)

Add: Depreciation and amortization	184,063,000
Add: Non-cash impairment charges (1)	27,898,000
Less: Gain on re-measurement of previously held equity interest (2)	(726,000)
Add: Non-cash interest expense and loss on debt extinguishment	10,427,000
Add: Non-cash share-based compensation, net	5,494,000
Less: Adjustments related to acquisition and disposition activity (3)	(3,884,000)
Add: Amortization of loan and closing cost	267,000
Less: Gain in fair value of derivative financial instruments (4)	(8,200,000)

Less: Gain on foreign currency transactions (5)	(3,855,000)
Add: Transaction and acquisition expenses (6)	4,471,000
Add: Impairment of goodwill (7)	23,277,000
Less: Gain on the disposal of property, net	(32,462,000)
Less: Amortization of above- and below-market leases (8)	12,925,000
Less: Straight-line rental income and expense adjustments (9)	1,216,000
Less: Net (income) loss related to noncontrolling interest in consolidated joint ventures	3,653,000
Less: Capitalized interest (10)	(155,000)
Add: Adjustments related to unconsolidated joint ventures (11)	(360,000)
Less: Adjustments for noncontrolling interest (12)	(31,609,000)

Estimated cash flows from operating activities attributable to our stockholders and holders of OP units for the 12 months ending September 30, 2024.	$97,212,000

Less: Estimated capital expenditures, net of noncontrolling interest in consolidated joint ventures (13)	(13,252,000)
Less: Contractual obligations for tenant improvement costs and leasing commissions, net of noncontrolling interest in consolidated joint ventures (14)	(29,438,000)
Less: Scheduled principal payments on debt, net of noncontrolling interest in consolidated joint ventures (15)	(16,498,000)
Add: Interest expense savings, net (16)	48,489,000

Estimated cash available for distribution attributable to our stockholders and holders of OP units for the 12 months ending September 30, 2024	$86,513,000

Share of estimated cash available for distribution attributable to holders of OP units (17)	2.8%
Share of estimated cash available for distribution attributable to our stockholders (17)	97.2%
Total estimated initial annual distribution to our stockholders and to holders of OP units	$126,856,547
Total estimated initial annual distribution to holders of OP units (18)	$3,501,976
Total estimated initial annual distribution to our stockholders (18)	$123,354,571
Estimated initial annual distributions per share of our common stock	$1.00
Payout ratio based on our stockholders’ share of estimated cash available for distribution (19)	146.6%

(1)	Represents the elimination of non-cash impairment charges recognized on real estate properties for the 12 months ended September 30, 2023.
(2)	Adjustment due to the difference between the purchase price of an equity interest from a third party in an existing joint venture and the GAAP basis of such equity interest.
(3)

Represents the net change to cash available for distribution from property acquisitions and dispositions that (a) were consummated during the 12 months ended September 30, 2023 (calculated for each (i) acquisition by adjusting cash available for distribution for the portion of such period that such property was not owned by us based on annualized actual cash available for distribution attributable to such property and (ii) disposition by removing all cash available for distribution attributable to such property), (b) were consummated after September 30, 2023 through December 31, 2023 (calculated for each property by adjusting cash available for distribution for the portion of the 12 months ending September 30, 2024 that such property will not be owned by us based on annualized actual cash available for distribution attributable to such property) or (c) are subject to executed purchase and sale agreements that are scheduled to be consummated during the 12 months ending September 30, 2024 (calculated for each property by adjusting cash available for distribution for the portion of such period that such property will be owned by us based on (i) annualized actual cash available for distribution attributable such property in the case of a disposition and (ii) the annual rental rate in the applicable lease in the case of an acquisition). Provided that we have not adjusted for any change in cash available for distribution attributable to pending acquisitions relating to properties utilizing RIDEA structures, as any change in cash available for distribution attributable to such assets will depend upon the future operation of such assets.
(4)	Non-cash unrealized gain due to change in fair market value of our interest rate swap contracts.
(5)	Non-cash unrealized gain due to change in value in currency on the assets and liabilities within our properties in the United Kingdom.
(6)	Represents the elimination of non-capitalizable transaction expenses associated with the acquisition and disposition activity described in footnote 3 above.
(7)	Impairment was related to written off goodwill of our SHOP segment due to disposal or of several SHOP assets for the 12 months ended September 30, 2023.
(8)	Represents the elimination of non-cash amortization of above-market and below-market leases for the 12 months ended September 30, 2023.
(9)	Represents the elimination of adjustments from cash basis to straight-line accrual basis of revenue and expense recognition for the 12 months ended September 30, 2023.
(10)	Cash interest paid for construction loans that are capitalized during the period of construction.
(11)	Represents our pro rata share of the types of adjustments set forth in this table associated with properties owned through our unconsolidated joint ventures.
(12)	Represents the pro rata share of the types of adjustments set forth in this table relating to our noncontrolling interest.
(13)

For purposes of calculating the initial distribution in this table, we have assumed we will incur approximately $13,252,000 of capital expenditures for the 12 months ending September 30, 2024, which is based on our property-related capital expenditures during the 12 months ended September 30, 2023. Property-related capital expenditures are costs to maintain properties and their common areas.

(14)

For purposes of calculating the initial distribution in this table, we have assumed that between September 30, 2023 and September 30, 2024 we will incur approximately $29,438,000 of tenant improvement and leasing commission costs, which is based on tenant improvement and leasing commissions incurred during the 12 months ended September 30, 2023.

(15)

Represents scheduled amortizing principal payments of mortgage loans due during the 12 months ending September 30, 2024. Does not include $197,469,000 of indebtedness scheduled to mature during the 12 months ending September 30, 2024 based on the assumption that we will be able to fund these amounts under our Credit Facility at the current interest rates on such maturing debt.

(16)

Represents the interest expense savings due to the expected repayment of $703,760,000 of the amount outstanding under our Credit Facility with the net proceeds from this offering adjusted by the net change to interest expense associated with indebtedness (a) outstanding for a portion of the 12 months ended September 30, 2023 (calculated for indebtedness (i) incurred during such period by adjusting interest expense for the portion of such period that such indebtedness was not outstanding based on annualized actual interest expense attributable to such indebtedness and (ii) eliminated during such period by removing all interest expense attributable to such indebtedness), (b) incurred or eliminated after September 30, 2023 through December 31, 2023 (calculated by adjusting interest expense for the portion of the 12 months ending September 30, 2024 that such indebtedness will not be outstanding based on annualized actual interest attributable to such indebtedness) or (c) scheduled to mature or relating to executed purchase and sale agreements that are scheduled to be consummated during the 12 months ending September 30, 2024 (calculated by adjusting interest expense for the portion of such period that such indebtedness will be outstanding based on (i) annualized actual interest expense attributable to such indebtedness in the case of a scheduled maturity or relating to an executed sale agreement and (ii) the terms of the indebtedness set forth in the related purchase documentation relating to an executed purchase agreement). Provided that we have not adjusted for any change in interest expense attributable to indebtedness in connection with pending acquisitions relating to properties utilizing RIDEA structures, as we are not including any change in cash available for distribution in connection with such acquisitions elsewhere in the table as cash available for distribution attributable to such assets will depend upon the future operation of such assets.

(17)

Based on a total of (a) 3,501,976 OP units and (b) 123,354,571 shares of our common stock (including 972,222 Listing Equity Awards), shares of Class T common stock (including 145,933 shares of unvested restricted Class T common stock and 156,604 shares of Class T common stock underlying time-based RSUs), and shares of Class I common stock to be outstanding after this offering. Excludes 141,503 shares of Class T common stock underlying unvested performance-based RSUs (such number of shares assumes that we issue shares of our common stock underlying such unvested performance-based awards at maximum levels for performance and market conditions that have not yet been achieved; to the extent that performance or market conditions do not meet maximum levels, the actual number of shares of our common stock issued under our incentive plan would be less than the amount reflected above). If the underwriters exercise their overallotment option in full, (a) a total of 131,754,571 shares of our common stock (including Listing Equity Awards), shares of Class T common stock (including unvested restricted Class T common stock and Class T common stock underlying time-based RSUs), and shares of Class I common stock would be outstanding after this offering and (b) the share of estimated cash available for distribution attributable to holders of OP units and our stockholders would be 2.6% and 97.4%, respectively.

(18)

Based on a total of (a) 3,501,976 OP units and (b) 123,354,571 shares of our common stock (including 972,222 Listing Equity Awards), shares of Class T common stock (including 145,933 shares of unvested restricted Class T common stock and 156,604 shares of Class T common stock underlying time-based RSUs), and shares of Class I common stock to be outstanding after this offering. Excludes 141,503 shares of Class T common stock underlying unvested performance-based RSUs (such number of shares assumes that we issue shares of our common stock underlying such unvested performance-

based awards at maximum levels for performance and market conditions that have not yet been achieved; to the extent that performance or market conditions do not meet maximum levels, the actual number of shares of our common stock issued under our incentive plan would be less than the amount reflected above). If the underwriters exercise their overallotment option in full, (a) a total of 131,754,571 shares of our common stock (including Listing Equity Awards), shares of Class T common stock (including unvested restricted Class T common stock and Class T common stock underlying time-based RSUs), and shares of Class I common stock would be outstanding after this offering and (b) the total estimated initial annual distribution to our stockholders and to holders of OP units would increase by approximately $8,400,000.
(19)

Calculated as estimated initial annual distribution to our stockholders divided by our stockholders’ share of estimated cash available for distribution for the 12 months ending September 30, 2024, assuming the underwriters do not exercise their overallotment option to purchase up to an additional 8,400,000 shares of our common stock. If the underwriters’ overallotment option is exercised in full, the payout ratio based on our stockholders’ share of estimated cash available for distribution would be 156.3%. Our estimated initial annual distribution to our stockholders exceeds our estimated cash available for distribution attributable to our stockholders for the 12 months ending September 30, 2024. To the extent our actual cash available for distribution to our stockholders is not sufficient to pay our estimated initial annual distribution to our stockholders, if our operating cash flow does not increase, we may have to fund distributions from borrowings, sales of certain assets or additional offerings or use a portion of the net proceeds from this offering or reduce such distributions.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2023:

•	on a historical basis; and

•

on a pro forma basis to give effect to (1) the issuance by us of 56,000,000 shares of our common stock in this offering (assuming that the underwriters do not exercise their overallotment option to purchase up to an additional 8,400,000 shares of our common stock) at an assumed public offering price of $13.50 per share, which is the midpoint of the price range set forth on the front cover of this prospectus, (2) the issuance of 972,222 Listing Equity Awards, and (3) the use of the net proceeds from this offering as set forth in “Use of Proceeds.”

The following table does not reflect any adjustments that would be associated with our exercise of our option to purchase the remaining 24.0% minority membership interest held by our joint venture partner in Trilogy Holdings. See “Our Business and Properties—Recent Developments—Option to Acquire Minority Joint Venture Partner’s Membership Interest in Trilogy Holdings.”

You should read this table together with “Use of Proceeds,” “Structure of Our Company,” “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes thereto incorporated by reference in this prospectus.

	As of September 30, 2023
(in thousands)	Historical	Pro Forma
Cash, cash equivalents, and restricted cash:
Cash and cash equivalents	$35,178	$35,178
Restricted cash	46,978	46,978

Total cash, cash equivalents, and restricted cash	$82,156	$82,156

Debt:
Mortgage loans payable, net	$1,221,238	$1,221,238
Lines of credit and term loan, net	1,277,076	573,316

Total debt	2,498,314	1,794,554
Redeemable noncontrolling interests	59,961	59,961
Equity:
Stockholders’ equity:
Preferred stock, $0.01 par value per share	—	—
Common stock, $0.01 par value per share (1)	—	570	(3)
Class T common stock, $0.01 par value per share (1)(2)	194	194
Class I common stock, $0.01 par value per share (1)(2)	467	467
Additional paid-in capital (1)(2)	2,548,390	3,246,934	(3)
Accumulated deficit	(1,232,183)	(1,232,183)
Accumulated other comprehensive loss	(2,624)	(2,624)

Total stockholders’ equity	1,314,244	2,013,358
Noncontrolling interests	159,464	159,464

Total equity	1,473,708	2,172,822

Total capitalization	$4,031,983	$4,027,337

(1)	Excludes (a) 2,434,654 shares of our common stock available for future issuance under our incentive plan and (b) 3,501,976 shares of common stock that may be issued for redeeming OP units.

(2)

Includes 145,993 shares of unvested restricted Class T common stock. Excludes (a) 156,604 shares of Class T common stock underlying unvested time-based RSUs and (b) 141,503 shares of Class T common stock underlying unvested performance-based RSUs (such number of shares assumes that we issue shares of our common stock underlying such unvested performance-based awards at maximum levels for performance and market conditions that have not yet been achieved; to the extent that performance or market conditions do not meet maximum levels, the actual number of shares of our common stock issued under our incentive plan would be less than the amount reflected above).

(3)	Includes 972,222 Listing Equity Awards.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

Our consolidated balance sheet data as of December 31, 2022 and 2021 and consolidated operating data for the years ended December 31, 2022, 2021 and 2020 have been derived from our audited consolidated financial statements incorporated by reference in this prospectus. Our consolidated balance sheet data as of December 31, 2020, 2019 and 2018 and our consolidated operating data for the years ended December 31, 2019 and 2018 have been derived from our audited consolidated financial statements not incorporated by reference in this prospectus. The below information also includes our unaudited condensed consolidated balance sheet data as of September 30, 2023 and our unaudited condensed consolidated operating data for the nine months ended September 30, 2023 and 2022, which have been derived from our unaudited condensed consolidated financial statements incorporated by reference in this prospectus. The unaudited condensed consolidated balance sheet data as of September 30, 2022 has been derived from our unaudited condensed consolidated financial statements not incorporated by reference in this prospectus. The unaudited condensed consolidated financial statements were prepared on a basis consistent with our audited consolidated financial statements and include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the financial information contained in those statements. Our consolidated financial data included below and set forth elsewhere or incorporated by reference in this prospectus are not necessarily indicative of our future performance.

The unaudited pro forma condensed consolidated balance sheet data as of September 30, 2023, gives effect to this offering and the related use of the net proceeds as if they had been consummated on September 30, 2023. The unaudited pro forma condensed consolidated operating data for the nine months ended September 30, 2023 and the year ended December 31, 2022 give effect to this offering and the related use of the net proceeds as if they had been consummated on January 1, 2022. The preparation of the unaudited pro forma condensed consolidated financial statements requires management to make estimates and assumptions deemed appropriate. The unaudited pro forma condensed consolidated financial statements are not intended to represent, or be indicative of what our actual financial position and results of operations would have been as of the date and for the period indicated, nor does it purport to represent our future financial position or results of operations.

In connection with the Merger, we were the legal acquiror and GAHR III was the accounting acquiror for financial reporting purposes. Thus, the financial information included or incorporated by reference herein subsequent to the Merger reflects results of the combined company, and the financial information included or incorporated by reference herein prior to the Merger reflects GAHR III’s results. You should read the following selected consolidated financial and other data together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Our Business and Properties” herein and our consolidated financial statements and related notes incorporated by reference in this prospectus.

	As of and for the Nine Months Ended September 30,			As of and for the Years Ended December 31,
(in thousands, except per share amounts)	2023 (Pro Forma)	2023	2022	2022 (Pro Forma)	2022	2021	2020	2019	2018
Operating Data:
Total revenues and Grant Income	$1,384,037	$1,384,037	$1,190,592	$1,643,175	$1,643,175	$1,282,254	$1,244,301	$1,223,116	$1,135,260
Property operating expenses	(1,117,298)	(1,117,298)	(920,706)	(1,281,526)	(1,281,526)	(1,030,193)	(993,727)	(967,860)	(889,071)
Rental expenses	(44,422)	(44,422)	(44,800)	(59,684)	(59,684)	(38,725)	(32,298)	(33,859)	(34,823)
General and administrative	(38,630)	(36,169)	(31,673)	(46,699)	(43,418)	(43,199)	(27,007)	(29,749)	(28,770)
Business acquisition expenses	(2,244)	(2,244)	(2,161)	(4,388)	(4,388)	(13,022)	(290)	161	2,913
Depreciation and amortization	(138,644)	(138,644)	(122,704)	(167,957)	(167,957)	(133,191)	(98,858)	(111,412)	(95,678)
Total net other expense	(55,792)	(90,413)	(92,132)	(136,499)	(158,999)	(76,237)	(86,336)	(79,725)	(76,091)
Income tax (expense) benefit	(775)	(775)	(499)	(586)	(586)	(956)	3,078	(1,524)	797

Net (loss) income	$(13,768)	$(45,928)	$(24,083)	$(54,164)	$(73,383)	$(53,269)	$8,863	$(852)	$14,537

Net (loss) income attributable to controlling interest	$(13,821)	$(44,044)	$(33,771)	$(64,551)	$(81,302)	$(47,794)	$2,163	$(4,965)	$13,297
Comprehensive (loss) income	$(13,702)	$(45,862)	$(25,247)	$(54,888)	$(74,107)	$(53,334)	$9,110	$(547)	$13,948
Comprehensive (loss) income attributable to controlling interest	$(13,755)	$(43,978)	$(34,935)	$(65,275)	$(82,026)	$(47,752)	$2,410	$(4,660)	$12,708
Per Share Data:
Net (loss) income per share of common stock attributable to controlling interest— basic and diluted	$(0.11)	$(0.67)	$(0.51)	$(0.53)	$(1.24)	$(0.95)	$0.05	$(0.11)	$0.29
Common stock distributions declared per share	$0.75	$0.75	$1.20	$1.60	$1.60	$0.69	$0.86	$2.60	$2.60
Weighted-average number of shares of common stock outstanding—basic and diluted	122,360,327	66,036,253	65,735,176	121,807,868	65,807,868	50,081,140	44,979,210	45,482,826	46,319,329
Balance Sheet Data:
Real estate investments, net	$3,430,640	$3,430,640	$3,526,591		$3,581,609	$3,514,686	$2,330,000	$2,270,421	$2,222,681
Total assets	$4,584,271	$4,588,917	$4,758,646		$4,786,698	$4,580,339	$3,234,937	$3,172,289	$2,889,092
Mortgage loans payable, net	$1,221,238	$1,221,238	$1,159,159		$1,229,847	$1,095,594	$810,478	$792,870	$688,262
Lines of credit and term loans, net	$573,316	$1,277,076	$1,292,043		$1,281,794	$1,226,634	$843,634	$815,879	$738,048
Total liabilities	$2,351,488	$3,055,248	$3,033,271		$3,137,335	$2,750,768	$2,160,114	$2,069,521	$1,632,212
Redeemable noncontrolling interests	$59,961	$59,961	$85,869		$81,598	$72,725	$40,340	$44,105	$38,245
Total stockholders’ equity	$2,013,358	$1,314,244	$1,467,280		$1,400,091	$1,581,293	$866,108	$900,555	$1,060,507
Noncontrolling interests	$159,464	$159,464	$172,226		$167,674	$175,553	$168,375	$158,108	$158,128
Total equity	$2,172,822	$1,473,708	$1,639,506		$1,567,765	$1,756,846	$1,034,483	$1,058,663	$1,218,635
Other Operational Data: (1)
FFO attributable to controlling interest	$89,703	$57,075	$91,830	$115,523	$94,577	$69,678	$95,675	$91,159	$96,958
Normalized FFO attributable to controlling interest	$102,819	$67,549	$106,584	$156,960	$131,934	$78,153	$94,908	$98,426	$96,941
NOI	$222,317	$222,317	$225,086	$301,965	$301,965	$213,336	$218,276	$221,397	$211,366

(1)

For definitions of these metrics, reconciliations of these metrics to the most directly comparable GAAP financial measure and a statement of why our management believes the presentation of these metrics provides useful information to investors and any additional purposes for which management uses these metrics, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma condensed consolidated balance sheet as of September 30, 2023, and the unaudited pro forma condensed consolidated statements of operations for the nine months ended September 30, 2023 and the year ended December 31, 2022, present our financial information adjusted to give effect to this offering as if such transaction further described below was completed as of September 30, 2023 for purposes of the unaudited pro forma condensed consolidated balance sheet and as of January 1, 2022 for purposes of the unaudited pro forma condensed consolidated statements of operations for the nine months ended September 30, 2023 and the year ended December 31, 2022.

Offering

We will issue and sell 56,000,000 shares of our common stock in this offering and an additional approximately shares of our common stock if the underwriters exercise their overallotment option in full. We estimate that the net proceeds we will receive from this offering, after deducting the underwriting discount and our estimated offering expenses, will be approximately $703.8 million (or approximately $810.4 million if the underwriters exercise their overallotment option in full), assuming a public offering price of $13.50 per share, which is the midpoint of the price range set forth on the front cover of this prospectus. The unaudited pro forma condensed consolidated financial information assumes that the underwriters do not exercise their overallotment option to purchase additional shares.

Our Board has authorized 972,222 Listing Equity Awards to be granted to our directors, executive officers and employees under our incentive plan upon completion of this offering. The Listing Equity Awards vest ratably over four years and are subject to continuous service through the vesting dates. The unaudited pro forma condensed consolidated financial information includes adjustments for such Listing Equity Awards.

We will contribute the net proceeds from this offering to the Operating Partnership in exchange for OP units. We expect the Operating Partnership to use the net proceeds received from us to repay approximately $703.8 million of the amount outstanding under our Credit Facility.

The unaudited pro forma condensed consolidated financial information is provided for illustrative purposes only and does not purport to represent what the actual results of operations or financial condition would have been had the offering transaction actually occurred on September 30, 2023 for the balance sheet, or on January 1, 2022 for the statements of operations, nor does it purport to project the future results of operations or financial condition for any future period or as of any future date. The unaudited pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable under the circumstances. Actual results may differ materially from the assumptions within the accompanying unaudited pro forma condensed consolidated financial information. All pro forma adjustments and their underlying assumptions are described more fully in the notes to unaudited pro forma condensed consolidated financial information.

2022 and 2023 Investment Activity

For the nine months ended September 30, 2023, we completed the acquisition of certain properties and business combinations for an aggregate contract purchase price of $45,443,000, which contributed $10,641,000 in revenues for the period from the respective acquisition dates through September 30, 2023. For the year ended December 31, 2022, we completed the acquisition of certain properties and business combinations for an aggregate contract purchase price of $246,283,000, which contributed $135,913,000 in revenues and grant income for the period from the respective acquisition dates through December 31, 2022. Based on quantitative and qualitative considerations, such acquisitions and business combinations during the periods stated above were not material to us individually or in the aggregate and, therefore, the unaudited pro forma condensed consolidated financial information does not include adjustments for such acquisitions and business combinations.

For the nine months ended September 30, 2023, we completed the disposition of certain properties for an aggregate contract sales price of $176,840,000, which properties contributed $17,326,000 in revenue for the period from January 1, 2023 through the respective disposition dates. For the year ended December 31, 2022, we completed the disposition of certain properties for an aggregate contract sales price of $61,527,000, which properties contributed $18,794,000 in revenues and grant income for the period from January 1, 2022 through the respective disposition dates. Such dispositions described above were not considered discontinued operations as the transactions did not represent a strategic shift that had a major effect on our operations and financial results. Therefore, the unaudited pro forma condensed consolidated financial information does not include adjustments for such dispositions.

Option to Acquire Minority Joint Venture Partner’s Membership Interest in Trilogy Holdings

If we exercise our option under the Trilogy Holdings Option Agreement to purchase NorthStar’s membership interest in Trilogy Holdings, we may consummate the purchase transaction entirely in cash or in a combination of at least the Minimum Cash Consideration and newly issued shares of our Convertible Preferred Stock. If we elect to pay for the purchase entirely in cash, the all cash purchase price would be $240,500,000 if we consummate the purchase on or before March 31, 2024, would increase to $247,000,000 if we consummate the purchase from April 1, 2024 to and including December 31, 2024 and would further increase to $260,000,000 if we consummate the purchase on or after January 1, 2025. If, for example, we elect to pay for the purchase using only the Minimum Cash Consideration, we would pay for the remaining portion of the purchase price consideration by issuing NorthStar 9,360,000 shares of our Convertible Preferred Stock, which is the highest number of shares issuable in connection with our exercise of our purchase option. See “Our Business and Properties—Recent Developments—Option to Acquire Minority Joint Venture Partner’s Membership Interest in Trilogy Holdings.”

Because we have an option, but not the obligation, to purchase the remaining 24.0% minority membership interest held by our joint venture partner in Trilogy Holdings, the unaudited pro forma condensed consolidated financial information presented below does not include any adjustments relating to any future exercise.

UNAUDITED PRO FORMA

CONDENSED CONSOLIDATED BALANCE SHEET

As of September 30, 2023

(In thousands)

	Historical American Healthcare REIT, Inc.				Pro Forma
	As of September 30, 2023	Offering Transaction Accounting Adjustments			As of September 30, 2023
ASSETS
Real estate investments, net	$3,430,640	$			$3,430,640
Debt security investment, net	85,922				85,922
Cash and cash equivalents	35,178				35,178
Restricted cash	46,978				46,978
Accounts and other receivables, net	169,484				169,484
Identified intangible assets, net	196,884				196,884
Goodwill	234,942				234,942
Operating lease right-of-use assets, net	233,955				233,955
Other assets, net	154,934		(4,646)	3(a)	150,288

Total assets	$4,588,917		$(4,646)		$4,584,271

LIABILITIES, REDEEMABLE NONCONTROLLING INTERESTS AND EQUITY
Liabilities:
Mortgage loans payable, net	$1,221,238	$			$1,221,238
Lines of credit and term loan, net	1,277,076		(703,760)	3(a)	573,316
Accounts payable and accrued liabilities	233,925				233,925
Identified intangible liabilities, net	9,346				9,346
Financing obligations	38,181				38,181
Operating lease liabilities	231,148				231,148
Security deposits, prepaid rent and other liabilities	44,334				44,334

Total liabilities	3,055,248		(703,760)		2,351,488
Commitments and Contingencies
Redeemable noncontrolling interests	59,961				59,961
Equity:
Stockholders’ equity:
Preferred stock	—				—
Common stock	—		570	3(a)	570
Class T common stock	194				194
Class I common stock	467				467
Additional paid-in capital	2,548,390		698,544	3(a)	3,246,934
Accumulated deficit	(1,232,183)				(1,232,183)
Accumulated other comprehensive loss	(2,624)				(2,624)

Total stockholders’ equity	1,314,244		699,114		2,013,358
Noncontrolling interests	159,464				159,464

Total equity	1,473,708		699,114		2,172,822

Total liabilities, redeemable noncontrolling interests and equity	$4,588,917		$(4,646)		$4,584,271

See accompanying Notes to Unaudited Pro Forma Condensed Consolidated Financial Information.

UNAUDITED PRO FORMA

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

For the Nine Months Ended September 30, 2023

(In thousands, except share and per share amounts)

	Historical American Healthcare REIT, Inc.				Pro Forma
	Nine Months Ended September 30, 2023	Offering Transaction Accounting Adjustments			Nine Months Ended September 30, 2023
Revenues and grant income:
Resident fees and services	$1,235,458	$			$1,235,458
Real estate revenue	141,134				141,134
Grant income	7,445				7,445

Total revenues and grant income	1,384,037				1,384,037
Expenses:
Property operating expenses	1,117,298				1,117,298
Rental expenses	44,422				44,422
General and administrative	36,169		2,461	4(a)	38,630
Business acquisition expenses	2,244				2,244
Depreciation and amortization	138,644				138,644

Total expenses	1,338,777		2,461		1,341,238
Other income (expense):
Interest expense:
Interest expense (including amortization of deferred financing costs and debt discount/premium and loss on debt extinguishment)	(122,006)		34,621	4(b)	(87,385)
Gain in fair value of derivative financial instruments	8,200				8,200
Gain on dispositions of real estate investments, net	29,777				29,777
Impairment of real estate investments	(12,510)				(12,510)
Loss from unconsolidated entities	(924)				(924)
Gain on re-measurement of previously held equity interest	726				726
Foreign currency gain	372				372
Other income	5,952				5,952

Total net other expense	(90,413)		34,621		(55,792)

Loss before income taxes	(45,153)		32,160		(12,993)
Income tax expense	(775)				(775)

Net loss	(45,928)		32,160		(13,768)
Less: net loss attributable to noncontrolling interests	1,884		(1,937)	4(c)	(53)

Net loss attributable to controlling interest	$(44,044)		$30,223		$(13,821)

Net loss per share:
Basic	$(0.67)				$(0.11)	4(d)

Diluted	$(0.67)				$(0.11)	4(d)

Shares used in computing net loss per share:
Basic	66,036,253				122,360,327	4(d)

Diluted	66,036,253				122,360,327	4(d)

See accompanying Notes to Unaudited Pro Forma Condensed Consolidated Financial Information.

UNAUDITED PRO FORMA

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2022

(In thousands, except share and per share amounts)

	Historical American Healthcare REIT, Inc.				Pro Forma
	Year Ended December 31, 2022	Offering Transaction Accounting Adjustments			Fiscal Year Ended December 31, 2022
Revenues and grant income:
Resident fees and services	$1,412,156	$			$1,412,156
Real estate revenue	205,344				205,344
Grant income	25,675				25,675

Total revenues and grant income	1,643,175				1,643,175
Expenses:
Property operating expenses	1,281,526				1,281,526
Rental expenses	59,684				59,684
General and administrative	43,418		3,281	4(a)	46,699
Business acquisition expenses	4,388				4,388
Depreciation and amortization	167,957				167,957

Total expenses	1,556,973		3,281		1,560,254
Other income (expense):
Interest expense:
Interest expense (including amortization of deferred financing costs, debt discount/premium and loss on debt extinguishments)	(105,956)		22,500	4(b)	(83,456)
Gain in fair value of derivative financial instrument	500				500
Gain on dispositions of real estate investments, net	5,481				5,481
Impairment of real estate investments	(54,579)				(54,579)
Impairment of goodwill	(23,277)				(23,277)
Gain on re-measurement of previously held equity interest	19,567				19,567
Income from unconsolidated entities	1,407				1,407
Foreign currency loss	(5,206)				(5,206)
Other income	3,064				3,064

Total net other expense	(158,999)		22,500		(136,499)

Loss before income taxes	(72,797)		19,219		(53,578)
Income tax expense	(586)				(586)

Net loss	(73,383)		19,219		(54,164)
Net income attributable to noncontrolling interests	(7,919)		(2,468)	4(c)	(10,387)

Net loss attributable to controlling interest	$(81,302)		$16,751		$(64,551)

Net loss per share:
Basic	$(1.24)				$(0.53)	4(d)

Diluted	$(1.24)				$(0.53)	4(d)

Shares used in computing net loss per share:
Basic	65,807,868				121,807,868	4(d)

Diluted	65,807,868				121,807,868	4(d)

See accompanying Notes to Unaudited Pro Forma Condensed Consolidated Financial Information.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

1. Basis of Presentation

The unaudited pro forma condensed consolidated financial information has been prepared in accordance with SEC Regulation S-X Article 11 to present the pro forma effects of this offering and the related use of the net proceeds.

The unaudited pro forma condensed consolidated balance sheet as of September 30, 2023, gives effect to this offering and the related use of the net proceeds as if they had been consummated on September 30, 2023. The unaudited pro forma condensed consolidated statements of operations for the nine months ended September 30, 2023 and for the year ended December 31, 2022 give effect to this offering and the related use of the net proceeds as if they had been consummated on January 1, 2022.

The unaudited pro forma condensed consolidated financial information should be read in conjunction with:

•	these notes to the unaudited pro forma condensed consolidated financial information; and

•	our separate historical unaudited and audited financial statements incorporated by reference in this prospectus.

2. Significant Accounting Policies

The accounting policies used in the preparation of this unaudited pro forma condensed consolidated financial information are those set out in our audited financial statements as of and for the year ended December 31, 2022 and unaudited financial statements as of and for the nine months ended September 30, 2023.

3. Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet as of September 30, 2023

(a)

To reflect the estimated gross proceeds of approximately $756,000,000 from the sale of shares of our common stock in this offering and expected use of the related net proceeds to repay $703,760,000 of the amount outstanding under our Credit Facility. The specific incremental costs directly attributable to this offering will be recorded against the gross proceeds of this offering directly in equity issued, and offset by $4,646,000 in prepaid offering costs incurred as of September 30, 2023.

4. Notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations for the Nine Months Ended September 30, 2023 and for the Year Ended December 31, 2022

(a)	To record compensation expense for the Listing Equity Awards granted in connection with this offering.

(b)	To reduce our historical interest expense related to our Credit Facility that was partially repaid with the net proceeds from this offering.

(c)

To reflect the change in net (income)/loss attributable to noncontrolling interests resulting from the issuance of OP units to us in exchange for the contribution of the net proceeds from this offering.

(d)

Represents the pro forma basic and diluted loss per share calculated using the historical weighted average shares our common stock outstanding after giving effect to the shares issued in this offering and the Listing Equity Awards. The weighted average shares outstanding for the nine months ended September 30, 2023 include pro forma vested amounts of the Listing Equity Awards granted in connection with this offering. Such equity awards are not included in the weighted average shares outstanding for the year ended December 31, 2022 per their vesting schedule.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the risks described in “Risk Factors” and elsewhere in this prospectus and in the documents incorporated herein by reference. Our results of operations and financial condition, as reflected in the financial statements and related notes incorporated by reference in this prospectus, are subject to management’s evaluation and interpretation of business conditions, changing capital market conditions, and other factors that could affect the ongoing viability of our tenants. You should read the following discussion with “Cautionary Statement Concerning Forward Looking Statements,” “Our Business and Properties” and the pro forma consolidated financial statements and the notes thereto included elsewhere in this prospectus, as well as the historical consolidated financial statements and the notes thereto incorporated by reference in this prospectus.

Overview and Background

We are a self-managed REIT that acquires, owns and operates a diversified portfolio of clinical healthcare real estate properties, focusing primarily on MOBs, senior housing, SNFs, hospitals and other healthcare-related facilities. We have built a fully-integrated management platform, with 112 employees, that operates clinical healthcare properties throughout the United States, the United Kingdom and the Isle of Man. As of September 30, 2023, we had approximately $4.6 billion of total assets and were the ninth largest public reporting healthcare REIT (based on total assets). As of September 30, 2023, we owned and/or operated 298 buildings and integrated senior health campuses, representing an aggregate of approximately 18,875,000 square feet of GLA.

Merger

On October 1, 2021, we merged with GAHR III through the Merger and internalized our management through the AHI Acquisition. Following the Merger, the combined company was renamed American Healthcare REIT, Inc., and the Operating Partnership was renamed American Healthcare REIT Holdings, LP. The Merger was intended to qualify as a tax-free reorganization under, and within the meaning of, Section 368(a) of the Code. As a result of and at the effective time of the Merger, the separate corporate existence of GAHR III and our pre-Merger operating partnership ceased.

At the effective time of the Merger and prior to the reverse stock split, each issued and outstanding share of GAHR III’s common stock, $0.01 par value per share, converted into the right to receive 0.9266 shares of our Class I common stock. Further, at the effective time of the Merger and prior to the reverse stock split, (1) each OP unit outstanding immediately prior to the effective time of the Merger was converted automatically into the right to receive 0.9266 of a Class I OP unit, and (2) each unit of limited partnership interest in our pre-Merger operating partnership outstanding immediately prior to the effective time of the Merger was converted automatically into the right to receive one OP unit of like class.

AHI Acquisition

Also on October 1, 2021, immediately prior to the consummation of the Merger, GAHR III acquired NewCo (i.e., the AHI Acquisition), pursuant to a contribution and exchange agreement dated June 23, 2021 (the “Contribution Agreement”) between: GAHR III; the Operating Partnership; AHI; Griffin Capital Company, LLC (“Griffin Capital”); Platform Healthcare Investor T-II, LLC; Flaherty Trust; and Jeffrey T. Hanson, our non-executive Chairman of the Board, Danny Prosky, our Chief Executive Officer and President and director, and Mathieu B. Streiff, our director (collectively, the “AHI Principals”). NewCo owned substantially all of the business and operations of AHI as well as all of the equity interests in (1) a subsidiary of AHI that served as our external advisor and (2) a subsidiary of AHI that served as the external advisor of GAHR III.

Pursuant to the Contribution Agreement, AHI contributed substantially all of its business and operations to the Operating Partnership, including its interest in the external advisor of GAHR III and our external advisor, and Griffin Capital contributed its then-current ownership interest in the external advisor of GAHR III and our external advisor to the Operating Partnership. In exchange for these contributions, the Operating Partnership issued OP units. Subject to working capital and other customary adjustments, the total approximate value of these OP units at the time of consummation of the transactions contemplated by the Contribution Agreement, and prior to the reverse stock split, was approximately $131,674,000, with a reference value for purposes thereof of $8.71 per OP unit, such that the Operating Partnership issued 15,117,529 OP units as consideration. Following the consummation of the Merger and the AHI Acquisition, we became self-managed. Such OP units were owned by AHI Group Holdings, LLC (“AHI Group Holdings”), which was owned and controlled by: the AHI Principals; Platform Healthcare Investor T-II, LLC; Flaherty Trust; and a wholly owned subsidiary of Griffin Capital (collectively, the “NewCo Sellers”).

The AHI Acquisition was treated as a business combination for accounting purposes, with GAHR III as both the legal and accounting acquiror of NewCo. While we were the legal acquiror of GAHR III in the Merger, GAHR III was determined to be the accounting acquiror in the Merger in accordance with Financial Accounting Standards Board, Accounting Standards Codification (“ASC”), Topic 805, Business Combinations, after considering the relative share ownership and the composition of the governing body of us. Thus, the financial information set forth herein subsequent to the consummation of the Merger and the AHI Acquisition reflects results of the combined company, and the financial information set forth herein prior to the Merger and the AHI Acquisition reflects GAHR III’s results. For this reason, period to period comparisons may not be meaningful.

Operating Partnership and Former Advisor

We conduct substantially all of our operations through the Operating Partnership, and we are the sole general partner of the Operating Partnership. As of September 30, 2023, we owned 95.0% of the OP units, and the remaining 5.0% limited OP units were owned by the NewCo Sellers. Through September 30, 2021, we were externally advised by our former advisor pursuant to an advisory agreement, as amended (the “Advisory Agreement”), between us and our former advisor. Our former advisor, subject to the oversight and review of our Board, provided asset management, property management, acquisition, disposition, and other advisory services on our behalf consistent with our investment policies and objectives. Following the Merger and the AHI Acquisition, we became self-managed and are no longer externally advised. As a result, any fees that would have otherwise been payable to our former advisor are no longer being paid to a third party. Upon consummation of the AHI Acquisition, the Operating Partnership redeemed all 51 limited partnership units that our former advisor held in the Operating Partnership, as well as all 52 limited partnership units held by the former advisor of GAHR III in the operating partnership of GAHR III. Also, on October 1, 2021 and in connection with the AHI Acquisition, the Operating Partnership redeemed all 5,148 shares of our common stock owned by the former advisor of GAHR III and the 5,208 shares of our Class T common stock owned by our former advisor.

Prior to the Merger and the AHI Acquisition, our former advisor was 75.0% owned and managed by wholly owned subsidiaries of AHI, and 25.0% owned by a wholly owned subsidiary of Griffin Capital (collectively, our “former co-sponsors”). Prior to the AHI Acquisition, AHI was 47.1% owned by AHI Group Holdings, 45.1% indirectly owned by DigitalBridge Group, Inc. (NYSE: DBRG), and 7.8% owned by James F. Flaherty III. We were not affiliated with Griffin Capital, DigitalBridge Group, Inc., or Mr. Flaherty; however, we were affiliated with our former advisor, AHI and AHI Group Holdings. See the “—Merger” and “—AHI Acquisition” sections above for further discussion of our operations effective October 1, 2021.

Subsequent Events

The 2019 Trilogy Credit Facility was scheduled to mature on September 5, 2024. On December 21, 2023, we further amended such agreement to extend the maturity date to June 5, 2025 and paid an extension fee of $745,000.

On December 21, 2023, we, through Trilogy RER, LLC, entered into an interest rate swap transaction with Regions Bank with an effective date of January 5, 2024 and a maturity date of June 5, 2025. We entered into the swap transaction to mitigate the risk with respect to $200,000,000 of our borrowings under the 2019 Trilogy Credit Facility. Beginning on February 5, 2024, we are required to make monthly fixed-rate payments at a rate of 4.40% while the counterparty is obligated to make monthly floating-rate payments based on Term SOFR, as defined in the swap agreement.

Subsequent to the filing of our Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, we recognized an impairment loss of approximately $10,520,000 related to the write-off of trade name intangible assets at ancillary business units within Trilogy.

Public Offerings

As of September 30, 2023, after taking into consideration the Merger and the impact of the reverse stock split as discussed below, we had issued 65,445,557 shares for a total of $2,737,716,000 of common stock since February 26, 2014 in our initial public offerings and our dividend reinvestment plan (“DRIP”) offerings (which includes historical offering amounts sold by GAHR III and GAHR IV prior to the Merger). On November 15, 2022, we effected a one-for-four reverse stock split of our common stock and a corresponding reverse split of the OP units. All numbers of common shares and per share data, as well as the OP units, in this prospectus have been retroactively adjusted for all periods presented to give effect to the reverse common stock and OP unit splits.

On March 15, 2023, our Board, at the recommendation of the Audit Committee, which is comprised solely of independent directors, unanimously approved and established an updated estimated per share NAV of our common stock of $31.40 as of December 31, 2022. We provide this updated estimated per share NAV annually to assist broker-dealers in connection with their obligations under FINRA Rule 2231 with respect to customer account statements. The updated estimated per share NAV is based on the estimated value of our assets less the estimated value of our liabilities, divided by the number of shares outstanding on a fully diluted basis, calculated as of December 31, 2022. The valuation was performed in accordance with the methodology provided in Practice Guideline 2013-01, Valuations of Publicly Registered Non-Listed REITs, issued by the IPA in April 2013, in addition to guidance from the SEC.

Our Real Estate Investments Portfolio

We currently operate through six reportable business segments: integrated senior health campuses; MOBs; SHOP; SNFs; senior housing—leased; and hospitals. As of September 30, 2023, we owned and/or operated 298 buildings and integrated senior health campuses, including completed development and expansion projects, representing approximately 18,875,000 square feet of GLA, and an aggregate contract purchase price of $4,485,940,000. In addition, as of September 30, 2023, we also owned a real estate-related debt investment purchased for $60,429,000.

Critical Accounting Estimates

Our critical accounting policies are those that will have the most impact on the reporting of our financial condition and results of operations and those requiring significant judgments and estimates. We believe that our judgments and estimates are consistently applied and produce financial information that fairly present our financial condition and results of operations. Our most critical accounting policies that involve judgments and estimates include (1) real estate investments purchase price allocation, (2) impairment of long-lived assets, (3) goodwill, (4) revenue recognition and Grant Income, (5) resident receivable allowances and (6) income taxes.

These critical accounting policies involve estimates that may require complex judgment in their application and are evaluated on an on-going basis using information that is available as well as various other assumptions believed to be reasonable under the circumstances. However, if our judgment or interpretation of the facts and circumstances relating to various transactions or other matters had been different, we may have applied a different accounting treatment, resulting in a different presentation of our financial statements. Below is a summary of the key judgments and estimates used in our critical accounting policies.

Real Estate Investments Purchase Price Allocation

Upon the acquisition of real estate properties or entities owning real estate properties, we determine whether the transaction is a business combination, which requires that the assets acquired and liabilities assumed constitute a business. If the assets acquired and liabilities assumed are not a business, we account for the transaction as an asset acquisition. Under both methods, we recognize the identifiable assets acquired and liabilities assumed; however, for a transaction accounted for as an asset acquisition, we capitalize transaction costs and allocate the purchase price using a relative fair value method allocating all accumulated costs, whereas, for a transaction accounted for as a business combination, we immediately expense transaction costs incurred associated with the business combination and allocate the purchase price based on the estimated fair value of each separately identifiable asset and liability.

In accounting for asset acquisitions and business combinations, we, with assistance from independent valuation specialists, measure the fair value of tangible and intangible identified assets and liabilities, as applicable, based on their respective fair values for acquired properties, which is then allocated to acquired investments in real estate. The fair value measurement and its allocation require significant judgment and in some cases involve complex calculations. These allocation assessments directly impact our financial statements.

Impairment of Long-Lived Assets

We also periodically perform analysis that requires us to judge whether indicators of impairment exist and to estimate likely future cash flows. Projections of expected future operating cash flows require that we estimate future revenue amounts, future property operating expenses, and the number of years the property is held for investment, among other factors. The subjectivity of assumptions used in the future cash flow analysis, including discount rates, where applicable, could result in an incorrect assessment of the real estate fair value and could result in the misstatement of the carrying value of our real estate assets and net income (loss).

Goodwill

Goodwill represents the excess of consideration paid over the fair value of underlying identifiable net assets of a business acquired. This allocation is based upon our determination of the value of the acquired assets and assumed liabilities, which requires judgment and some of the estimates involve complex calculations. These allocation assessments have a direct impact on our financial statements. Our goodwill has an indeterminate life and is not amortized, but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that the asset might be impaired. Such evaluation could involve estimated future cash flows, which is highly subjective, and is based in part on assumptions regarding future events. We compare the fair value of a reporting segment with its carrying amount. We recognize an impairment loss to the extent the carrying value of goodwill exceeds the implied value in the current period. We take a qualitative approach, as applicable, to consider whether an impairment of goodwill exists prior to quantitatively determining the fair value of the reporting segment in step one of the impairment test.

Revenue Recognition and Grant Income

A significant portion of resident fees and services revenue represents healthcare service revenue that is reported at the amount that we expect to be entitled to in exchange for providing patient care. These amounts are due from patients, third-party payors (including health insurers and government programs), other healthcare facilities, and others and include variable consideration for retroactive revenue adjustments due to settlement of audits, reviews, and investigations. Such variable consideration is included in the determination of the estimated transaction price for providing care. These settlements include estimates based on the terms of the payment agreement with the payor, correspondence from the payor, and our historical settlement activity, including an assessment to ensure that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the retroactive adjustment is subsequently resolved. Estimated settlements are adjusted in future periods as adjustments become known (that is, new information becomes available), or as years are settled or are no longer subject to such audits, reviews, and investigations.

We recognize amounts granted through federal and state government programs (such as through the CARES Act) that were established for eligible healthcare providers to preserve liquidity in response to the COVID-19 pandemic as Grant Income or as a reduction of property operating expenses, as applicable, when there is reasonable assurance that the grants will be received and all conditions to retain the funds will be met. We adjust our estimates and assumptions of such grants based on the applicable guidance provided by the government and the best available information that we have.

Resident Receivable Allowances

An allowance is maintained for estimated losses resulting from the inability of residents and payors to meet the contractual obligations under their lease or service agreements. Substantially all of such allowances are recorded as direct reductions of resident fees and services revenue as contractual adjustments provided to third-party payors or implicit price concessions in our consolidated statements of operations and comprehensive income (loss) incorporated herein by reference. Our determination of the adequacy of these allowances is based primarily upon evaluations of historical loss experience, the residents’ financial condition, security deposits, cash collection patterns by payor and by state, current economic conditions, future expectations in estimating credit losses, and other relevant factors.

Income Taxes

We have elected to be taxed as a REIT under the Code for U.S. federal income tax purposes commencing with our taxable year ended December 1, 2016. We believe that we have been organized and operated, and we intend to continue to operate, in conformity with the requirements for qualification and taxation as a REIT under the Code. Our qualification as a REIT, and maintenance of such qualification, will depend on our ability to meet, on a continuing basis, various complex requirements under the Code relating to, among other things, the sources of our gross income, the composition and values of our assets, our distribution levels and the concentration of ownership of our stock. As a REIT, we generally will not be subject to U.S. federal income tax on REIT taxable income that we currently distribute to our stockholders.

If we fail to qualify as a REIT in any calendar year and do not qualify for certain statutory relief provisions, our income would be subject to U.S. federal income tax at the corporate rate, and we would likely be precluded from qualifying for treatment as a REIT until the fifth calendar year following the year in which we fail to qualify. Accordingly, our failure to qualify as a REIT could have a material adverse effect on our results of operations and amounts available for distribution to our stockholders. Even if we qualify as a REIT, we may still be subject to certain U.S. federal, state and local taxes on our income and assets and to U.S. federal income and excise taxes on our undistributed income. In addition, subject to maintaining our qualification as a REIT, a portion of our business may be conducted through, and a portion of our income may be earned in, one or more TRSs that are themselves subject to regular corporate income taxation.

Factors Which May Influence Results of Operations

In connection with the Merger, we were the legal acquiror and GAHR III was the accounting acquiror for financial reporting purposes. Thus, the financial information set forth herein subsequent to the Merger reflects results of the combined company, and the financial information set forth herein prior to the Merger reflects GAHR III’s results. Furthermore, as a result of the AHI Acquisition and the Merger on October 1, 2021, we

employed a workforce necessary to operate as a self-managed company. The impact on our results of operations from operating as a self-managed company is predominantly an increase in general and administrative costs related to employing the necessary workforce and cost savings associated with no longer paying advisory fees to our former advisor. For these reasons, period to period comparisons may not be meaningful.

Other than the effects of inflation and the lasting effects of the COVID-19 pandemic discussed below, as well as other national economic conditions affecting real estate generally, and as otherwise disclosed in our risk factors, we are not aware of any material trends or uncertainties that may reasonably be expected to have a material impact, favorable or unfavorable, on revenues or income from the acquisition, disposition, management, and operation of our properties. For a further discussion of these and other factors that could impact our future results or performance, see “Risk Factors.”

COVID-19

Our residents, tenants, operating partners and managers, our industry and the U.S. economy have been adversely affected by the impacts of the COVID-19 pandemic, including its economic impact. While the immediate effects of the COVID-19 pandemic have subsided, the timing and extent of the economic recovery towards pre-pandemic norms is dependent upon many factors, including the emergence and severity of future COVID-19 variants, the effectiveness and frequency of booster vaccinations, the duration and implications of ongoing or future restrictions and safety measures, the availability of ongoing government financial support to our tenants, operating partners and managers and the overall pace of economic recovery, among others. As an owner and operator of healthcare facilities, we expect to continue to be adversely affected by the long-term effects of the COVID-19 pandemic for some period of time; however, it is not possible to predict the full extent of its future impact on us, our residents, tenants, operating partners and managers, the operations of our properties or the markets in which they are located, or the overall healthcare industry. COVID-19 is particularly dangerous among the senior population and results in heightened risk to our senior housing and SNFs, and we continue to work diligently to maintain aggressive protocols at such facilities as well as actively collaborate with our tenants, operating partners and managers to respond and take action to mitigate the impact of the COVID-19 pandemic.

We have evaluated the economic impacts of the COVID-19 pandemic on our business thus far and have incorporated information concerning such impacts into our assessments of liquidity, impairment and collectability from tenants and residents as of September 30, 2023. We will continue to monitor such impacts and will adjust our estimates and assumptions based on the best available information.

The COVID-19 pandemic resulted in a significant decline in resident occupancy at our senior housing—leased facilities, SNFs, SHOP and integrated senior health campuses and an increase in COVID-19-related operating expenses. Among other things, due to the shortage of healthcare personnel, the pandemic caused higher labor costs that continue to adversely affect us, including those related to greater reliance on agency staffing and more costly short-term hires. Expenses also increased due to pandemic-related costs (e.g., heightened cleaning and sanitation protocols) and the ongoing inflationary environment. This has, in general, resulted in decreased NOI and margin at these properties relative to pre-pandemic levels. Therefore, our focus continues to be on improving occupancy and managing operating expenses. Resident occupancy for our properties has been improving, but labor costs continue to remain elevated, as we have had difficulty filling open positions and retaining existing staff. The timing and extent of any further improvement in occupancy or relief from these labor pressures remains unclear.

As a result of the federal government’s COVID-19 public health emergency declaration in January 2020 and its COVID-19 national emergency declaration in March 2020, certain federal and state pandemic-related relief measures, such as funding, procedural waivers and/or reimbursement increases, became available to us and some of our tenants and operators. These declarations expired on May 11, 2023 and April 10, 2023, respectively, and certain relief measures have been wound down and others are being phased out. It is unclear what pandemic related relief measures, including funding, waiver and reimbursement programs, that we and certain of our tenants and operators benefited from will continue to be available or the extent they will be available. The impact on individual skilled nursing facilities’ operators will vary, and therefore it is not possible to predict or quantify the financial impact it will have on resident occupancies.

See the “—Results of Operations” and “—Liquidity and Capital Resources” sections below for further discussion.

Inflation

During the nine months ended September 30, 2023 and 2022, inflation has affected our operations. The annual rate of inflation in the United States was 3.7% in September 2023, as measured by the Consumer Price Index. We believe inflation has impacted our operations such that we have experienced, and continue to experience, increases in the cost of labor, services, energy and supplies, and therefore continued inflationary pressures on our integrated senior health campuses and SHOP could continue to impact our profitability in future periods. However, an inflationary environment has also impacted our operations at such properties in that we have the ability to seek increases in rent when relatively short-term resident leases expire (typically one year or less), which will improve our operating performance at such properties, as well as increase rent coverage and the stability of our real estate revenue in our senior housing—leased and SNF segments over time.

For properties that are not operated under a RIDEA structure, there are provisions in the majority of our tenant leases that help us mitigate the impact of inflation. These provisions include negotiated rental increases, which historically range from 2% to 3% per year, reimbursement billings for operating expense pass-through charges and real estate tax and insurance reimbursements. However, due to the long-term nature of existing leases, among other factors, the leases may not reset frequently enough to cover inflation.

In addition, inflation also caused, and may continue to cause, an increase in the cost of our variable rate debt due to rising interest rates. See “Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Risk” below for further discussion.

Scheduled Lease Expirations

Excluding our SHOP and integrated senior health campuses, as of September 30, 2023 and December 31, 2022, our properties were 92.6% and 92.2% leased, respectively, and during the remainder of 2023, 3.5% of the leased GLA is scheduled to expire. Our leasing strategy focuses on negotiating renewals for leases scheduled to expire during the next twelve months. In the future, if we are unable to negotiate renewals, we will try to identify new tenants or collaborate with existing tenants who are seeking additional space to occupy. As of September 30, 2023 and December 31, 2022, our remaining weighted average lease term was 6.2 and 7.2 years, respectively, excluding our SHOP and integrated senior health campuses.

Our combined SHOP and integrated senior health campuses were 84.4% and 82.5% leased as of September 30, 2023 and December 31, 2022, respectively. Substantially all of our leases with residents at such properties are for a term of one year or less.

Results of Operations

In connection with the Merger, we were the legal acquiror and GAHR III was the accounting acquiror for financial reporting purposes. Thus, the financial information set forth herein subsequent to the Merger reflects results of the combined company, and the financial information set forth herein prior to the Merger reflects GAHR III’s results.

Comparison of Nine Months Ended September 30, 2023 and 2022

Our primary sources of revenue include rent generated by our leased, non-RIDEA properties, and resident fees and services revenue from our RIDEA properties. Our primary expenses include property operating expenses and rental expenses.

We segregate our operations into reporting segments in order to assess the performance of our business in the same way that management reviews our performance and makes operating decisions. As of September 30, 2023, we operated through six reportable business segments: integrated senior health campuses; MOBs; SHOP; SNFs; senior housing—leased; and hospitals.

The most significant drivers behind changes in our consolidated results of operations for the three and nine months ended September 30, 2023 compared to the corresponding periods in 2022 were the adverse effects of inflation, which resulted in increases in the cost of labor, services, energy and supplies; our acquisitions and dispositions of investments subsequent to September 30, 2022; and the transitions of the operations of certain leased skilled nursing and senior housing facilities to a RIDEA structure. Additional drivers behind the changes in our consolidated results of operations are discussed in more detail below. See “Note 3, Real Estate Investments, Net and Business Combinations” to our condensed consolidated financial statements incorporated by reference in this prospectus for a further discussion of our acquisitions and dispositions during 2023. As of September 30, 2023 and 2022, we owned and/or operated the following types of properties (dollars in thousands):

	September 30,
	2023			2022
	Number of Buildings/ Campuses	Aggregate Contract Purchase Price	Leased %	Number of Buildings/ Campuses	Aggregate Contract Purchase Price	Leased %
Integrated Senior Health Campuses	125	$1,943,134	(1)	121	$1,894,235	(1)
MOBs	90	1,270,474	89.7%	105	1,378,995	89.6%
SHOP	46	729,767	(2)	47	706,871	(2)
Senior Housing—Leased	20	179,285	100%	20	179,285	100%
SNFs	15	223,500	100%	17	249,200	100%
Hospitals	2	139,780	100%	2	139,780	100%

Total/weighted average (3)	298	$4,485,940	92.6%	312	$4,548,366	92.6%

(1)	The leased percentage for the resident beds/units of our integrated senior health campuses was 85.5% and 84.0% as of September 30, 2023 and 2022, respectively.
(2)	The leased percentage for the resident beds/units of our SHOP was 80.7% and 75.3% as of September 30, 2023 and 2022, respectively.
(3)

Leased percentage includes all third-party leased space at our non-RIDEA properties (including master leases), and excludes our SHOP and integrated senior health campuses where leased percentage represents resident occupancy of the available beds/units therein.

Revenues and Grant Income

Our primary sources of revenue include resident fees and services revenue generated by our RIDEA properties and rent from our leased, non-RIDEA properties. For the nine months ended September 30, 2023 and 2022, resident fees and services revenue primarily consisted of rental fees related to resident leases, extended health care fees and other ancillary services and real estate revenue primarily consisted of base rent and expense recoveries. The amount of revenues generated by our RIDEA properties depends principally on our ability to maintain resident occupancy rates. The amount of revenues generated by our non-RIDEA properties is dependent on our ability to maintain tenant occupancy rates of currently leased space and to lease available space at the then existing rental rates. We also receive Grant Income. Revenues and Grant Income by reportable segment consisted of the following for the periods then ended (in thousands):

	Nine Months Ended September 30,
	2023	2022
Resident Fees and Services Revenue
Integrated Senior Health Campuses	$1,096,917	$897,345
SHOP	138,541	116,160

Total resident fees and services revenue	1,235,458	1,013,505

Real Estate Revenue
MOBs	109,811	111,798
SNFs	10,633	19,625
Senior Housing—Leased	13,352	15,703
Hospitals	7,338	7,245

Total real estate revenue	141,134	154,371

Grant Income
Integrated Senior Health Campuses	7,445	21,861
SHOP	—	855

Total Grant Income	7,445	22,716

Total revenues and Grant Income	$1,384,037	$1,190,592

Resident Fees and Services Revenue

For our integrated senior health campuses segment, we experienced an increase in resident fees and services revenue of $199,572,000 for the nine months ended September 30, 2023, as compared to the nine months ended September 30, 2022, due to: (1) an increase of $97,806,000 related to our acquisition of the remaining 50.0% interest in a privately held company, RHS Partners, LLC, (“RHS”) on August 1, 2022, which owns and/or operates 16 integrated senior health campuses located in Indiana; (2) improved resident occupancy and higher resident fees as a result of an increase in billing rates; and (3) an increase of $33,371,000 due to the expansion of our customer base, expansion of services offered and an increase in billing rates for such services at an ancillary business unit within Trilogy. Such amounts were partially offset by a decrease in total resident fees and services revenue of $12,054,000 due to dispositions within our integrated senior health campuses segment during the third and fourth quarter of 2022.

For our SHOP segment, we experienced an increase in resident fees and services revenue of $22,381,000 for the nine months ended September 30, 2023, as compared to the nine months ended September 30, 2022, primarily due to: (1) our acquisition of a portfolio of seven senior housing facilities in Texas within our SHOP segment on December 5, 2022, which increased revenue by $20,464,000; and (2) an increase of $8,378,000 due to transitioning the SNFs within the Central Wisconsin Senior Care Portfolio to a RIDEA structure in March 2023. The remaining increase in resident fees and services revenue for our SHOP segment was primarily attributable to improved resident occupancy and higher resident fees as a result of an increase in billing rates. Such increases were partially offset by a decrease of $11,398,000 for the nine months ended September 30, 2023, as compared to the nine months ended September 30,

2022, due to real estate dispositions within our SHOP segment during three months ended December 31, 2022 and the nine months ended September 30, 2023.

Real Estate Revenue

For the nine months ended September 30, 2023, we experienced a decrease in real estate revenue for our SNFs of $8,992,000, as compared to the nine months ended September 30, 2022, due to transitioning the SNFs within our Central Wisconsin Senior Care Portfolio to a RIDEA structure in March 2023, which amount included the full amortization of $8,073,000 of above-market leases. In addition, for the nine months ended September 30, 2023, we experienced a decrease in real estate revenue for our senior housing—leased segment of $2,351,000, as compared to the nine months ended September 30, 2022, primarily due to transitioning the senior housing—leased facilities within the Michigan ALF Portfolio to RIDEA, which amount included the full amortization of $2,756,000 of above-market leases. We also experienced a net decrease in real estate revenue for our MOBs segment for the nine months ended September 30, 2023, primarily due to real estate dispositions of MOBs during the fourth quarter of 2022 and the nine months ended September 30, 2023, which was partially offset by fixed rent escalations and lease-up activity.

Grant Income

For the nine months ended September 30, 2023 and 2022, we recognized $7,445,000 and $22,716,000, respectively, of Grant Income at our integrated senior health campuses and SHOP primarily related to government grants received through the CARES Act economic stimulus programs. As of April 2023, the federal government’s COVID-19 public health emergency declaration expired, and certain relief measures have been wound down, and others are being phased out.

Property Operating Expenses and Rental Expenses

Property operating expenses and property operating expenses as a percentage of resident fees and services revenue and Grant Income, as well as rental expenses and rental expenses as a percentage of real estate revenue, by reportable segment consisted of the following for the periods then ended (dollars in thousands):

	Nine Months Ended September 30,
	2023		2022
Property Operating Expenses
Integrated Senior Health Campuses	$992,620	89.9%	$811,281	88.3%
SHOP	124,678	90.0%	109,425	93.5%

Total property operating expenses	$1,117,298	89.9%	$920,706	88.9%

Rental Expenses
MOBs	$42,025	38.3%	$42,259	37.8%
SNFs	1,199	11.3%	1,644	8.4%
Senior Housing—Leased	874	6.5%	551	3.5%
Hospitals	324	4.4%	346	4.8%

Total rental expenses	$44,422	31.5%	$44,800	29.0%

Integrated senior health campuses and SHOP typically have a higher percentage of direct operating expenses to revenue than MOBs, hospitals, leased senior housing and leased SNFs due to the nature of RIDEA-type facilities where we conduct day-to-day operations. For the nine months ended September 30, 2023, as compared to the nine months ended September 30, 2022, the increase in total property operating expenses for our integrated senior health campuses segment was predominately due to: (1) an increase of $95,737,000 attributable to our acquisition of the 50.0% controlling interest in RHS on August 1, 2022; (2) increased occupancy at the facilities within such segment; and (3) an increase of $34,636,000 within Trilogy’s ancillary business unit due to higher labor costs associated with the expansion of services offered and inflation impacting the cost of goods sold. Such amounts were partially offset by a decrease in total property operating expenses of $9,311,000 due to real estate dispositions within our integrated senior health campuses segment during the third and fourth quarters of 2022.

For the nine months ended September 30, 2023, as compared to the nine months ended September 30, 2022, total property operating expenses for our SHOP segment primarily increased due to: (1) an increase of $16,645,000 due to the acquisition of a portfolio of seven senior housing facilities within our SHOP segment in Texas on December 5, 2022; (2) an increase of $9,223,000 due to transitioning the SNFs within the Central Wisconsin Senior Care Portfolio to a RIDEA structure in March 2023; (3) higher operating expenses as a result of increased occupancy; and (4) higher labor costs due to an increase in employee wages. Such amounts were partially offset by a decrease in total property operating expenses for the nine months ended September 30, 2023, as compared to the nine months ended September 30, 2022, due to real estate dispositions within our SHOP segment during the three months ended December 31, 2022 and nine months ended September 30, 2023.

General and Administrative

For the nine months ended September 30, 2023, general and administrative expenses were $36,169,000 compared to $31,673,000 for the nine months ended September 30, 2022. The increase in general and administrative expenses of $4,496,000 was primarily the result of an increase of: (1) $1,910,000 in bad debt expense; (2) $1,586,000 in stock compensation expense; and (3) $890,000 in professional fees and legal fees.

Business Acquisition Expenses

For the nine months ended September 30, 2023, we recorded business acquisition expenses of $2,244,000 primarily incurred in pursuit of real estate-related investment opportunities. For the nine months ended September 30, 2022, we recorded business acquisition expenses of $2,161,000 primarily incurred in connection with $938,000 in transaction costs related to the acquisition of a pharmaceutical business in April 2022 and $780,000 of costs incurred in the pursuit of real estate investments that did not close.

Depreciation and Amortization

For the nine months ended September 30, 2023 and 2022, depreciation and amortization was $138,644,000 and $122,704,000, respectively, which primarily consisted of depreciation on our operating properties of $109,967,000 and $104,077,000, respectively, and amortization of our identified intangible assets of $26,618,000 and $16,554,000, respectively.

For the nine months ended September 30, 2023, as compared to the nine months ended September 30, 2022, the increase in depreciation and amortization of $15,940,000 was primarily due to: (1) an increase in depreciation and amortization within our SHOP segment and our integrated senior health campuses segment as a result of acquisitions that occurred subsequent to September 30, 2022, as well as development and capital expenditures since September 30, 2022; (2) the full amortization of an aggregate $6,635,000 of in-place leases related to the transition of SNFs within the Central Wisconsin Senior Care Portfolio to a RIDEA structure in March 2023 and the transition of senior housing—leased facilities within the Michigan ALF Portfolio to a RIDEA structure on November 1, 2023; and (3) the full amortization of $1,157,000 of depreciable assets as a result of storm damage affecting our properties in Louisiana, Nebraska, North Carolina and Texas. Such amounts were partially offset by a decrease in depreciation and amortization as a result of real estate dispositions within our SHOP segment and our MOBs segment subsequent to September 30, 2022.

Interest Expense

Interest expense, including gain or loss in fair value of derivative financial instruments, consisted of the following for the periods presented (in thousands):

	Nine Months Ended September 30,
	2023	2022
Interest expense:
Lines of credit and term loan and derivative financial instruments	$72,655	$31,382
Mortgage loans payable	41,310	29,637
Amortization of deferred financing costs:
Lines of credit and term loan	2,491	2,255
Mortgage loans payable	1,690	1,463
Amortization of debt discount/premium, net	2,662	464
Gain in fair value of derivative financial instruments	(8,200)	(500)
Loss on extinguishments of debt	345	5,038
Interest on finance lease liabilities	239	183
Interest expense on financing obligations and other liabilities	614	772

Total	$113,806	$70,694

The increase in total interest expense for the nine months ended September 30, 2023, as compared to the nine months ended September 30, 2022, was primarily due to an increase in debt balances since September 30, 2022 and a higher weighted average effective interest rate on our variable debt, which was 7.52% and 5.13% as of September 30, 2023 and 2022, respectively. Such increases in total interest expense for the nine months ended September 30, 2023, as compared to the nine months ended September 30, 2022, were primarily offset by: (1) a $7,700,000 increase in gain in fair value of our derivative financial instruments; (2) $2,039,000 of net proceeds from our interest rate swaps; and (3) a $4,693,000 decrease in loss on extinguishments of debt.

Gain or Loss on Dispositions of Real Estate Investments

For the nine months ended September 30, 2023, we recognized an aggregate net gain on dispositions of our real estate investments of $29,777,000 primarily related to the sale of six SHOP within our Central Florida Senior Housing Portfolio and 14 MOBs. For the nine months ended September 30, 2022, we recognized an aggregate net gain on dispositions of our real estate investments of $2,796,000 primarily related to the disposition of one integrated senior health campus in Indiana.

Impairment of Real Estate Investments

For the nine months ended September 30, 2023, we recognized an aggregate impairment charge of $12,510,000 for two of our SHOP within the Northern CA Senior Housing Portfolio. For the nine months ended September 30, 2022, we recognized an aggregate impairment charge of $39,191,000 on our SHOP within the Central Florida Senior Housing Portfolio.

Gain on Re-measurement of Previously Held Equity Interests

For the nine months ended September 30, 2023, we recognized a $726,000 gain on re-measurement of the fair value of our previously held equity interest in Memory Care Partners, LLC. For the nine months ended September 30, 2022, we recognized a $19,567,000 gain on re-measurement of the fair value of our previously held equity interest in RHS.

Comparison of the Years Ended December 31, 2022 and 2021

Our operating results are primarily comprised of income derived from our portfolio of properties and expenses in connection with the acquisition and operation of such properties. Our primary sources of revenue include rent generated by our leased, non-RIDEA properties, and resident fees and services revenue from our RIDEA properties. Our primary expenses include property operating expenses and rental expenses. In addition, beginning in the fourth quarter of 2021, following the AHI Acquisition that resulted in our company being self-managed, general and administrative expenses include payroll and other corporate operating expenses but no longer include advisory fees to our former advisor. In general, and under a normal operating environment without the adverse effect of the COVID-19 pandemic and challenging economic conditions resulting from inflation, we expect amounts related to our portfolio of leased, non-RIDEA properties to increase in the future due to fixed annual rent escalations and amounts related to our portfolio of RIDEA properties to increase in the future due to an overall increase in occupancies and market rents as well as an increase in the pricing of care services provided. The ability to compare one period to another is also impacted by the closing of the AHI Acquisition and the increase in size of our real estate portfolio as a result of the Merger.

We segregate our operations into reporting segments in order to assess the performance of our business in the same way that management reviews our performance and makes operating decisions. As of both December 31, 2022 and 2021, we operated through six reportable business segments: MOBs; integrated senior health campuses; SHOP; senior housing—leased; SNFs; and hospitals.

Except where otherwise noted, the changes in our consolidated results of operations for 2022 as compared to 2021 are primarily due to the acquisition of GAHR IV’s portfolio of 92 buildings, or approximately 4,799,000 square feet of GLA, as a result of the Merger on October 1, 2021, the disruption to our normal operations as a result of the COVID-19 pandemic and Grant Income received, as well as the adverse effect of inflation. As of December 31, 2022 and 2021, we owned and/or operated the following types of properties (dollars in thousands):

	December 31,
	2022			2021
	Number of Buildings/ Campuses	Aggregate Contract Purchase Price	Leased %	Number of Buildings/ Campuses	Aggregate Contract Purchase Price	Leased %
Integrated Senior Health Campuses	120	$1,898,591	(1)	122	$1,787,686	(1)
MOBs	104	1,369,596	89.0%	105	1,378,995	92.0%
SHOP	51	787,797	(2)	47	706,871	(2)
Senior Housing—Leased	20	179,285	100%	20	179,285	100%
SNFs	17	249,200	100%	17	249,200	100%
Hospitals	2	139,780	100%	2	139,780	100%

Total/weighted average (3)	314	$4,624,249	92.2%	313	$4,441,817	94.3%

(1)	The leased percentage for the resident beds/units of our integrated senior health campuses was 84.5% and 77.0% as of December 31, 2022 and 2021, respectively.
(2)	The leased percentage for the resident beds/units of our SHOP was 77.0% and 72.5% as of December 31, 2022 and 2021, respectively.
(3)

Leased percentage includes all third-party leased space at our non-RIDEA properties (including master leases), and excludes our SHOP and integrated senior health campuses where leased percentage represents resident occupancy of the available beds/units therein.

Revenues and Grant Income

Our primary sources of revenue include rent generated by our leased, non-RIDEA properties, and resident fees and services revenue from our RIDEA properties. For the years ended December 31, 2022 and 2021, resident fees and services revenue primarily consisted of rental fees related to resident leases, extended health care fees and other ancillary services and real estate revenue primarily consisted of base rent and expense recoveries. The amount of revenues generated by our properties depends principally on our ability to maintain the occupancy rates of currently leased space and to lease available space at the then existing rental rates. We also receive Grant Income. Revenues and Grant Income by reportable segment consisted of the following for the periods then ended (in thousands):

	Years Ended December 31,
	2022	2021
Resident Fees and Services Revenue
Integrated Senior Health Campuses	$1,254,665	$1,025,699
SHOP	157,491	98,236

Total resident fees and services revenue	1,412,156	1,123,935

Real Estate Revenue
MOBs	148,717	97,297
SNFs	26,159	17,309
Senior Housing—Leased	20,802	16,530
Hospitals	9,666	10,232

Total real estate revenue	205,344	141,368

Grant Income
Integrated Senior Health Campuses	24,820	13,911
SHOP	855	3,040

Total Grant Income	25,675	16,951

Total revenues and Grant Income	$1,643,175	$1,282,254

Resident Fees and Services Revenue

For the year ended December 31, 2022, $43,582,000 in resident fees and services revenue for our SHOP segment was due to the increase in the size of our portfolio as a result of the Merger. The remaining increase in resident fees and services revenue for our SHOP segment for the year ended December 31, 2022, as compared to the prior year period, was primarily attributable to: (1) increased resident occupancy; (2) higher move-in fees; (3) an increase of $5,661,000 due to transitioning the senior housing—leased facilities within our Delta Valley ALF portfolio to a RIDEA structure and including such facilities within SHOP on December 1, 2021; and (4) an increase of $1,995,000 due to the acquisition of a portfolio of seven senior housing facilities in Texas that are now included within our SHOP segment.

For our integrated senior health campuses segment, we experienced an increase in resident fees and services revenue of $69,992,000 for the year ended December 31, 2022 due to our acquisition of the 50.0% controlling interest in a privately held company, RHS. We previously held a 50.0% equity interest in RHS, which owns and/or operates 16 integrated senior health campuses located in Indiana. For the year ended December 31, 2022, we also experienced an increase in resident fees and services revenue of $11,480,000 due to our acquisition of an integrated senior health campus in Kentucky on January 3, 2022. The remaining increase in resident fees and services revenue for our integrated senior health campuses segment was primarily attributable to increased resident occupancy.

Real Estate Revenue

For the year ended December 31, 2022, $67,234,000 of real estate revenue was primarily due to the increase in the size of our portfolio as a result of the Merger. Such amounts were partially offset by a decrease in rental revenue for our senior housing—leased segment of $2,200,000 for the year ended December 31, 2022, primarily due to transitioning the senior housing—leased facilities within our Delta Valley ALF Portfolio to a RIDEA structure and including such facilities within SHOP on December 1, 2021. In addition, for the year ended December 31, 2022, we experienced a decrease in rental revenue for our MOBs segment of $782,000, primarily due to a one-time lease termination fee recognized in June 2021 for one of our MOBs.

Grant Income

For the years ended December 31, 2022 and 2021, we recognized $25,675,000 and $16,951,000, respectively, of Grant Income at our integrated senior health campuses and SHOP primarily related to government grants received through the CARES Act economic stimulus programs.

Property Operating Expenses and Rental Expenses

Property operating expenses and property operating expenses as a percentage of resident fees and services revenue and Grant Income, as well as rental expenses and rental expenses as a percentage of real estate revenues, by reportable segment consisted of the following for the periods then ended (dollars in thousands):

	Years Ended December 31,
	2022		2021
Property Operating Expenses
Integrated Senior Health Campuses	$1,133,480	88.6%	$943,743	90.8%
SHOP	148,046	93.5%	86,450	85.4%

Total property operating expenses	$1,281,526	89.1%	$1,030,193	90.3%

Rental Expenses
MOBs	$56,390	37.9%	$36,375	37.4%
SNFs	2,179	8.3%	1,507	8.7%
Hospitals	433	4.5%	477	4.7%
Senior Housing—Leased	682	3.3%	366	2.2%

Total rental expenses	$59,684	29.1%	$38,725	27.4%

Integrated senior health campuses and SHOP typically have a higher percentage of direct operating expenses to revenue than MOBs, hospitals, senior housing—leased and SNFs due to the nature of RIDEA-type facilities where we conduct day-to-day operations. For the year ended December 31, 2022, as compared to the year ended December 31, 2021, rental expenses increased by $19,760,000 and property operating expenses increased by $46,897,000 for our SHOP due to the increase in the size of our portfolio as a result of the Merger. The remaining increase in total property operating expenses for our SHOP segment was due to: (1) higher operating expenses as a result of increased occupancy; (2) an increase in labor costs, such as a significant increase in employee wages, agency fees and temporary labor expenses; (3) an increase of $4,743,000 due to transitioning the senior housing—leased facilities within our Delta Valley ALF Portfolio to a RIDEA structure and including such facilities within SHOP on December 1, 2021; and (4) an increase of $1,961,000 due to the acquisition of a portfolio of seven senior housing facilities in Texas within our SHOP segment on December 5, 2022. The increase in total property operating expenses for our integrated senior health campuses segment was predominately due to higher operating expenses as a result of increased occupancy, as well as $77,097,000 due to our acquisition of the 50.0% controlling interest in RHS on August 1, 2022 and our acquisition of an integrated senior health campus on January 3, 2022.

General and Administrative

For the year ended December 31, 2022, general and administrative expenses were $43,418,000 compared to $43,199,000 for the year ended December 31, 2021. The increase in general and administrative expenses of $219,000 was primarily the result of an increase of $17,638,000 in payroll and compensation costs for the personnel hired as a result of the AHI Acquisition, partially offset by a decrease in our asset management and property management oversight fees of $17,141,000 as a result of the AHI Acquisition.

Business Acquisition Expenses

For the years ended December 31, 2022 and 2021, we recorded business acquisition expenses of $4,388,000 and $13,022,000, respectively. For the year ended December 31, 2022, the decrease in such expenses primarily related to a decrease of $12,599,000 in third-party legal costs and professional services incurred related to the Merger and the AHI Acquisition, partially offset by an increase of $3,158,000 in transaction costs related to our business combinations and an increase of $807,000 in dead-deal costs incurred in the pursuit of real estate investments that did not close.

Depreciation and Amortization

For the years ended December 31, 2022 and 2021, depreciation and amortization was $167,957,000 and $133,191,000, respectively, which primarily consisted of depreciation on our operating properties of $141,257,000 and $109,036,000, respectively, and amortization of our identified intangible assets of $23,934,000 and $21,111,000, respectively. For the year ended December 31, 2022, the increase in depreciation and amortization of $34,766,000 was primarily the result of the increase in depreciable assets in our portfolio as a result of the Merger resulting in depreciation and amortization expense of $27,280,000 as well as an increase in depreciable assets in our portfolio as a result of acquisitions at our integrated senior health campuses segment of $9,368,000. Such amounts were partially offset by a decrease of $1,979,000 in depreciable assets in our portfolio as a result of a real estate disposition within our MOB segment during the year ended December 31, 2022.

Interest Expense

Interest expense, including gain or loss in fair value of derivative financial instruments, consisted of the following for the periods then ended (in thousands):

	Years Ended December 31,
	2022	2021
Interest expense:
Lines of credit and term loans and derivative financial instruments	$52,351	$33,966
Mortgage loans payable	41,417	36,253
Amortization of deferred financing costs:
Lines of credit and term loans	3,000	4,261
Mortgage loans payable	1,988	1,652
Amortization of debt discount/premium, net	827	773
Gain in fair value of derivative financial instruments	(500)	(8,200)
Loss on extinguishment of debt	5,166	2,655
Interest on finance lease liabilities	261	—
Interest expense on financing obligations and other liabilities	946	1,377

Total	$105,456	$72,737

The increase in total interest expense was primarily related to an increase in interest expense incurred on our lines of credit and term loans and mortgage loans payable due to: (1) a larger debt portfolio as a result of the Merger; (2) an increase in variable interest rates; (3) a decrease in the gain in fair value recognized on our derivative financial instruments of $7,700,000; and (4) an increase in loss on debt extinguishment of $2,511,000. Such increase in total interest expense was partially offset by a decrease in amortization of deferred financing costs on our lines of credit and term loans of $1,261,000.

Gain or Loss on Dispositions of Real Estate Investments

For the year ended December 31, 2022, we recognized an aggregate net gain on dispositions of our real estate investments of $5,481,000 primarily related to the sale of one MOB, three senior housing facilities within our Central Florida Senior Housing Portfolio and two integrated senior health campuses. For the year ended December 31, 2021, we recognized an aggregate net loss on dispositions of our real estate investments of $100,000 related to the sale of one MOB, one SNF and two integrated senior health campuses.

Impairments

For the year ended December 31, 2022, we recognized aggregate impairment charges on our real estate investments of $54,579,000 related to our SHOP within the Central Florida Senior Housing Portfolio, Pinnacle Warrenton ALF and Mountain Crest Senior Housing Portfolio. For the year ended December 31, 2021, we recognized an impairment charge of $3,335,000 on a MOB, Mount Dora Medical Center.

As a result of our annual assessment of goodwill, we determined that goodwill pertaining to our SHOP reporting segment was fully impaired as of December 31, 2022 and recognized an impairment loss of $23,277,000 in our consolidated statements of operations and comprehensive income (loss) incorporated herein by reference.

Gain on Re-measurement of Previously Held Equity Interest

For the year ended December 31, 2022, we recognized a $19,567,000 gain on re-measurement of the fair value of our previously held equity interest in RHS. For the year ended December 31, 2021, we did not recognize a gain on re-measurement of previously held equity interest.

Comparison of the Years Ended December 31, 2021 and 2020

Our operating results are primarily comprised of income derived from our portfolio of properties and expenses in connection with the acquisition and operation of such properties. Our primary sources of revenue include rent generated by our non-RIDEA properties, and resident fees and services revenue from our RIDEA properties. Our primary expenses include property operating expenses and rental expenses. In addition, in the fourth quarter of 2021, following the AHI Acquisition that resulted in our company being self-managed, general and administrative expenses include payroll and other corporate operating expenses but no longer include advisory fees to our former advisor. In general, and under a normal operating environment without the disruption of the COVID-19 pandemic, we expect amounts related to our portfolio of properties to increase in the future due to fixed annual rent escalations on our portfolio of properties. The ability to compare one period to another is also impacted by the closing of the AHI Acquisition and the increase in size of our real estate portfolio as a result of the Merger.

We segregate our operations into reporting segments in order to assess the performance of our business in the same way that management reviews our performance and makes operating decisions. As of December 31, 2021, we operated through six reportable business segments: MOBs; integrated senior health campuses; SHOP; senior housing—leased; SNFs; and hospitals.

The COVID-19 pandemic has had a significant adverse impact on the operations of our real estate portfolio. Although we experienced some delays in receiving rent payments from our tenants, substantially all of the contractual rent through December 2021 from our MOB tenants has been received. However, given the ongoing uncertainty of the impact of the COVID-19 pandemic over the next 12 months, we are unable to predict the impact it will have on such tenants’ continued ability to pay rent.

Except where otherwise noted, the changes in our consolidated results of operations for 2021 as compared to 2020 are primarily due to GAHR III’s acquisition (as accounting acquiror) of our portfolio of 92 buildings, or approximately 4,799,000 square feet of GLA, as a result of the Merger on October 1, 2021, the disruption to our normal operations as a result of the COVID-19 pandemic, Grant Income received, and transitioning the operations of the four senior housing facilities within our Delta Valley ALF Portfolio to a RIDEA structure in December 2021. As of December 31, 2021 and 2020, we owned and/or operated the following types of properties (dollars in thousands):

	December 31,
	2021			2020
	Number of Buildings/ Campuses	Aggregate Contract Purchase Price	Leased %	Number of Buildings/ Campuses	Aggregate Contract Purchase Price	Leased %
Integrated Senior Health Campuses	122	$1,787,698	(1)	119	$1,626,950	(1)
MOBs	105	1,249,658	92.0%	63	657,885	89.0%
SHOP	47	708,050	(2)	20	433,891	(2)
Senior Housing—Leased	20	169,885	100%	9	89,535	100%
SNFs	17	237,300	100%	7	128,000	100%
Hospitals	2	139,780	100%	2	139,780	100%

Total/weighted average (3)	313	$4,292,371	94.3%	220	$3,076,041	91.9%

(1)	The leased percentage for the resident beds/units of our integrated senior health campuses was 77.0% and 66.9% as of December 31, 2021 and 2020, respectively.
(2)	The leased percentage for the resident beds/units of our SHOP was 72.5% and 70.0% as of December 31, 2021 and 2020, respectively.
(3)

Leased percentage includes all third-party leased space at our non-RIDEA properties (including master leases), and excludes our SHOP and integrated senior health campuses where leased percentage represents resident occupancy of the available beds/units therein.

Revenues and Grant Income

Our primary sources of revenue include rent generated by our non-RIDEA properties, and resident fees and services revenue from our RIDEA properties. The amount of revenues generated by our properties depends principally on our ability to maintain the occupancy rates of currently leased space and to lease available space at the then existing rental rates. We also receive Grant Income. Revenues and Grant Income by reportable segment consisted of the following for the periods then ended (in thousands):

	Years Ended December 31,
	2021	2020
Resident Fees and Services Revenue
Integrated Senior Health Campuses	$1,025,699	$983,169
SHOP	98,236	85,904

Total resident fees and services revenue	1,123,935	1,069,073

Real Estate Revenue
MOBs	97,297	78,424
SNFs	17,309	16,107
Senior Housing—Leased	16,530	14,524
Hospitals	10,232	10,992

Total real estate revenue	141,368	120,047

Grant Income
Integrated Senior Health Campuses	13,911	53,855
SHOP	3,040	1,326

Total Grant Income	16,951	55,181

Total revenues and Grant Income	$1,282,254	$1,244,301

For the years ended December 31, 2021 and 2020, resident fees and services revenue primarily consisted of rental fees related to resident leases, extended healthcare fees, and other ancillary services, and real estate revenue primarily consisted of base rent and expense recoveries. For the year ended December 31, 2021, $14,211,000 in resident fees and services revenue for our SHOP was due to the increase in the size of our portfolio as a result of the Merger. The remaining increase in resident fees and services revenue was primarily attributable to improved occupancy and higher reimbursement rates from both Medicare and Medicaid programs for our integrated senior health campuses. In addition, for the year ended December 31, 2021, $21,682,000 of real estate revenue was primarily due to the increase in the size of our portfolio as a result of the Merger.

For the years ended December 31, 2021 and 2020, we recognized $16,951,000 and $55,181,000, respectively, of Grant Income at our integrated senior health campuses and SHOP related to government grants received through the CARES Act economic stimulus programs.

Property Operating Expenses and Rental Expenses

Property operating expenses and property operating expenses as a percentage of resident fees and services revenue and Grant Income, as well as rental expenses and rental expenses as a percentage of real estate revenues, by reportable segment consisted of the following for the periods then ended (dollars in thousands):

	Years Ended December 31,
	2021		2020
Property Operating Expenses
Integrated Senior Health Campuses	$943,743	90.8%	$929,897	89.7%
SHOP	86,450	85.4%	63,830	73.2%

Total property operating expenses	$1,030,193	90.3%	$993,727	88.4%

Rental Expenses
MOBs	$36,375	37.4%	$30,216	38.5%
SNFs	1,507	8.7%	1,572	9.8%
Hospitals	477	4.7%	446	4.1%
Senior Housing—Leased	366	2.2%	64	0.4%

Total rental expenses	$38,725	27.4%	$32,298	26.9%

Integrated senior health campuses and SHOP typically have a higher percentage of direct operating expenses to revenue than MOBs, hospitals, senior housing—leased, and SNFs due to the nature of RIDEA-type facilities where we conduct day-to-day operations. For the year ended December 31, 2021, as compared to the year ended December 31, 2020, rental expenses increased by $6,025,000 and property operating expenses increased by $15,836,000 for our SHOP due to the increase in the size of our portfolio as a result of the Merger. Further, the remaining increase in total property operating expenses of $20,630,000 was due to an increase in labor costs at our SHOP and integrated senior health campuses.

General and Administrative

For the year ended December 31, 2021, general and administrative expenses were $43,199,000 compared to $27,007,000 for the year ended December 31, 2020. The increase in general and administrative expenses of $16,192,000 was primarily the result of an increase of: (1) $10,845,000 in stock compensation expense in connection with profit interests redemptions; (2) $4,449,000 in payroll costs for the acquired employees as a result of the AHI Acquisition; (3) $1,317,000 in operator transition expenses at certain of our SHOP; and (4) $1,062,000 in corporate operating expenses. Such increases were partially offset by a decrease in our asset management and property management oversight fees of $4,812,000 as a result of the AHI Acquisition.

Business Acquisition Expenses

For the years ended December 31, 2021 and 2020, we recorded business acquisition expenses of $13,022,000 and $290,000, respectively. For the year ended December 31, 2021, such expenses were primarily due to $12,873,000 in third-party legal costs and professional services incurred related to the Merger and the AHI Acquisition.

Depreciation and Amortization

For the years ended December 31, 2021 and 2020, depreciation and amortization was $133,191,000 and $98,858,000, respectively, which primarily consisted of depreciation on our properties of $109,036,000 and $90,997,000, respectively, and amortization of our identified intangible assets of $21,111,000 and $6,258,000, respectively. The increase in depreciation and amortization of $34,333,000 was primarily the result of an increase of (1) $25,690,000 in depreciable assets in our portfolio as a result of the Merger; and (2) $2,380,000 due to the write-off of tenant improvements and in-place leases in connection with the transition of senior housing facilities within our Delta Valley ALF Portfolio to a RIDEA structure on December 1, 2021.

Interest Expense

Interest expense, including gain or loss in fair value of derivative financial instruments, consisted of the following for the periods then ended (in thousands):

	Years Ended December 31,
	2021	2020
Interest expense:
Lines of credit and term loans and derivative financial instruments	$33,966	$31,499
Mortgage loans payable	36,253	32,568
Amortization of deferred financing costs:
Lines of credit and term loans	4,261	3,559
Mortgage loans payable	1,652	1,171
Amortization of debt discount/premium, net	773	826
(Gain) loss in fair value of derivative financial instruments	(8,200)	3,906
Loss on extinguishment of debt	2,655	—
Interest expense on financing obligations and other liabilities	1,377	1,655

Total	$72,737	$75,184

For the year ended December 31, 2021, interest expense was $72,737,000 compared to $75,184,000 for the year ended December 31, 2020. The decrease in interest expense was primarily related to the change to a gain in fair value recognized on our derivative financial instruments, partially offset by the loss on debt extinguishment of $2,655,000 and the increase in interest expense of $3,852,000 due to the larger portfolio of mortgage loans payable and lines of credit and term loans as a result of the Merger.

Liquidity and Capital Resources

Our principal sources of liquidity are cash flows from operations, borrowings under our lines of credit and proceeds from dispositions of real estate investments. For the next 12 months, our principal liquidity needs are to: (1) fund property operating expenses and general and administrative expenses; (2) meet our debt service requirements (including principal and interest); (3) fund development activities and capital expenditures; and (4) make distributions to our stockholders, as required for us to continue to qualify as a REIT. We believe that the sources of liquidity described above will be sufficient to satisfy our cash requirements for the next 12 months and the longer term thereafter. We do not have any material off-balance sheet arrangements that we expect would materially affect our liquidity and capital resources.

Material Cash Requirements

Capital Improvement Expenditures

A capital plan for each investment is established upon acquisition that contemplates the estimated capital needs of that investment, including costs of refurbishment, tenant improvements or other major capital expenditures. The capital plan also sets forth the anticipated sources of the necessary capital, which may include operating cash generated by the investment, capital reserves, a line of credit or other loan established with respect to the investment, other borrowings or additional equity investments from us and joint venture partners. The capital plan for each investment is adjusted through ongoing, regular reviews of our portfolio or as necessary to respond to unanticipated additional capital needs. As of September 30, 2023, we had $17,886,000 of restricted cash in loan impounds and reserve accounts to fund a portion of such capital expenditures. Based on the budget for the properties we owned as of September 30, 2023, we estimated that unspent discretionary expenditures for capital and tenant improvements as of such date are equal to $52,883,000 for the remaining three months of 2023, although actual expenditures are dependent on many factors which are not presently known.

Contractual Obligations

The following table provides information with respect to: (1) the maturity and scheduled principal repayment of our secured mortgage loans payable and lines of credit and term loan; (2) interest payments on our mortgage loans payable and lines of credit and term loan, excluding the effect of our interest rate swaps; (3) ground and other lease obligations; and (4) financing obligations as of September 30, 2023 on a pro forma basis (in thousands):

	Payments Due by Period
	2023	2024-2025	2026-2027	Thereafter	Total
Principal payments—fixed-rate debt	$4,804	$183,615	$190,619	$528,962	$908,000
Interest payments—fixed-rate debt	7,647	54,339	38,683	248,626	349,295
Principal payments—variable-rate debt	57	660,430	221,683	27,328	909,498
Interest payments—variable-rate debt (based on rates in effect as of September 30, 2023)	18,284	66,319	19,803	6,746	111,152
Ground and other lease obligations	8,972	70,936	70,690	202,022	352,620
Financing obligations	1,342	9,910	8,646	35,106	55,004

Total	$41,106	$1,045,549	$550,124	$1,048,790	$2,685,569

The following table provides information with respect to: (1) the maturity and scheduled principal repayment of our secured mortgage loans payable and lines of credit and term loan; (2) interest payments on our mortgage loans payable and lines of credit and term loan, excluding the effect of our interest rate swaps; (3) ground and other lease obligations; and (4) financing obligations as of September 30, 2023 (in thousands):

	Payments Due by Period
	2023	2024-2025	2026-2027	Thereafter	Total
Principal payments—fixed-rate debt	$4,804	$183,615	$190,619	$528,962	$908,000
Interest payments—fixed-rate debt	7,647	54,339	38,683	248,626	349,295
Principal payments—variable-rate debt	57	660,430	925,443	27,328	1,613,258
Interest payments—variable-rate debt (based on rates in effect as of September 30, 2023)	31,009	167,433	46,801	6,746	251,989
Ground and other lease obligations	8,972	70,936	70,690	202,022	352,620
Financing obligations	1,342	9,910	8,646	35,106	55,004

Total	$53,831	$1,146,663	$1,280,882	$1,048,790	$3,530,166

The following table provides information with respect to: (1) the maturity and scheduled principal repayment of our secured mortgage loans payable and lines of credit and term loan; (2) interest payments on our mortgage loans payable and lines of credit and term loan; (3) ground and other lease obligations; and (4) financing obligations as of December 31, 2022 (in thousands):

	Payments Due by Period
	2023	2024-2025	2026-2027	Thereafter	Total
Principal payments—fixed-rate debt	$19,022	$208,901	$189,154	$468,815	$885,892
Interest payments—fixed-rate debt	28,549	48,187	31,944	184,138	292,818
Principal payments—variable-rate debt	490,803	174,605	966,337	19,476	1,651,221
Interest payments—variable-rate debt (based on rates in effect as of December 31, 2022)	91,980	127,070	39,417	4,699	263,166
Ground and other lease obligations	38,163	74,625	74,717	228,550	416,055
Financing obligations	29,399	5,227	3,732	14,964	53,322

Total	$697,916	$638,615	$1,305,301	$920,642	$3,562,474

The following table provides information with respect to: (1) the maturity and scheduled principal repayment of our secured mortgage loans payable and lines of credit and term loan; (2) weighted average interest rate on our mortgage loans payable and lines of credit and term loan; and (3) adjustments for noncontrolling interests’ share of secured borrowing and lines of credit as of September 30, 2023 on a pro rata share basis (dollars in thousands):

Period	Lines of Credit and Term Loan	Mortgage Loans Payable	Noncontrolling Interests’ Share of Mortgage Loans Payable, Lines of Credit and Term Loan	Combined Pro Rata Debt	% of Combined Pro Rata Debt	Weighted Interest Rate
2023	$—	$4,862	$(912)	$3,950	0.2%	3.34%
2024	367,000	310,860	(151,906)	525,954	24.0	7.74%
2025	—	166,186	(13,386)	152,800	7.0	4.84%
2026	360,900 (1)	170,035	(15,474)	515,461	23.5	5.98%
2027	550,000	35,128	(8,813)	576,315	26.3	5.71%
2028	—	15,623	(3,788)	11,835	0.5	3.18%
2029	—	15,895	(3,908)	11,987	0.5	3.15%
2030	—	24,102	(6,033)	18,069	0.8	4.55%
2031	—	35,691	(6,786)	28,905	1.3	5.63%
2032	—	17,208	(4,254)	12,954	0.6	3.10%
Thereafter	—	447,768	(112,215)	335,553	15.3	3.30%

Total	$1,277,900	$1,243,358	$(327,475)	$2,193,783	100%

Weighted average interest rate	6.86%	4.64%	5.71%	5.77%
Weighted average maturity (years)	2.3	14.3	13.5	7.5
Percent variable-rate debt (2)	57.0%	27.0%	50.3%	41.0%

Debt maturing after 2032 has a weighted average maturity date of January 2052 (28 years).

(1)

Under the terms of our Credit Facility, the revolving loans mature on January 19, 2026, and may be extended for one 12-month period, subject to the satisfaction of certain conditions, including payment of an extension fee.

(2)	Excludes variable-rate debt with interest rate swaps in place.

Distributions

For information on distributions, see the “—Distributions” section below.

Credit Facilities

We are party to a credit agreement, as amended, with an aggregate maximum principal amount up to $1,050,000,000 (i.e., our Credit Facility). In addition, we are party to the 2019 Trilogy Credit Facility, as amended, regarding a senior secured revolving credit facility with an aggregate maximum principal amount of $400,000,000.

As of September 30, 2023, our aggregate borrowing capacity under our credit facilities was $1,450,000,000. As of September 30, 2023, our aggregate borrowings outstanding under our credit facilities was $1,277,900,000, and we had an aggregate of $172,100,000 available on such facilities. As of September 30, 2023 on a pro forma basis, our aggregate borrowings outstanding under our credit facilities was $574,140,000, and we had an aggregate of $875,860,000 available on such facilities.

As of December 31, 2022, our aggregate borrowing capacity under our credit facilities was $1,450,000,000. As of December 31, 2022, our aggregate borrowings outstanding under our credit facilities was $1,282,634,000 and we had an aggregate of $167,366,000 available on such facilities.

Cash Flows

The following summary discussion of our changes in our cash flows is based on our consolidated statements of cash flows in our condensed consolidated financial statements and our consolidated financial statements incorporated by reference in this prospectus and is not meant to be an all-inclusive discussion of the changes in our cash flows for the periods presented below.

In connection with the Merger, we were the legal acquiror and GAHR III was the accounting acquiror for financial reporting purposes. Thus, the financial information set forth herein subsequent to the Merger reflects results of the combined company, and the financial information set forth herein prior to the Merger reflects GAHR III’s results.

Nine Months Ended September 30, 2023 and 2022

The following table sets forth changes in cash flows (in thousands):

	Nine Months Ended September 30,
	2023	2022
Cash, cash equivalents and restricted cash—beginning of period	$111,906	$125,486
Net cash provided by operating activities	72,766	113,441
Net cash provided by (used in) investing activities	20,701	(122,539)
Net cash (used in) provided by financing activities	(123,177)	7,969
Effect of foreign currency translation on cash, cash equivalents and restricted cash	(40)	(59)

Cash, cash equivalents and restricted cash—end of period	$82,156	$124,298

Operating Activities

For the nine months ended September 30, 2023 and 2022, cash flows provided by operating activities were primarily related to the cash flows provided by our property operations, offset by payments of general and administrative expenses and interest payments on our outstanding indebtedness. In general, cash flows from operating activities are affected by the timing of cash receipts and payments. See the “—Results of Operations” section above for further discussion.

Investing Activities

For the nine months ended September 30, 2023, as compared to the nine months ended September 30, 2022, the change from net cash used in investing activities to net cash provided by investing activities was primarily due to a $142,239,000 increase in proceeds from dispositions of real estate investments and a $29,743,000 decrease in cash paid to acquire real estate investments. Such amounts were partially offset by a $23,028,000 increase in development and capital expenditures and an $7,563,000 increase in investments in unconsolidated entities.

Financing Activities

For the nine months ended September 30, 2023, as compared to the nine months ended September 30, 2022, the change from net cash provided by financing activities to net cash used in financing activities was primarily due to the change from net borrowings under our lines of credit and mortgage loans payable of $94,296,000 to net payments on our lines of credit and mortgage loans payable of $15,853,000.

Years Ended December 31, 2022 and 2021

The following table sets forth changes in cash flows (in thousands):

	Years Ended December 31,
	2022	2021
Cash, cash equivalents and restricted cash—beginning of period	$125,486	$152,190
Net cash provided by operating activities	147,768	17,913
Net cash used in investing activities	(118,578)	(138,652)
Net cash (used in) provided by financing activities	(42,924)	94,109
Effect of foreign currency translation on cash, cash equivalents and restricted cash	154	(74)

Cash, cash equivalents and restricted cash—end of period	$111,906	$125,486

Operating Activities

The increase in net cash provided by operating activities during the year ended December 31, 2022 as compared to the prior year period of $129,855,000 was due to the increase in the size of our portfolio as a result of the Merger on October 1, 2021, thereby increasing our NOI. Additionally, our NOI increased substantially for our integrated senior health campuses segment, which experienced improved margins primarily due to improved resident occupancy and expense management. In general, cash flows from operating activities are affected by the timing of cash receipts and payments. See the “—Results of Operations” section above for further discussion.

Investing Activities

The decrease in net cash used in investing activities during the year ended December 31, 2022 as compared to the prior year period of $20,074,000 was primarily due to a $43,798,000 increase in proceeds from dispositions of real estate, a $17,852,000 decrease in cash, cash equivalents and restricted cash acquired in connection with the Merger on October 1, 2021 and a $8,175,000 decrease in developments and capital expenditures. Such amounts were partially offset by a $13,714,000 payment to acquire the 50.0% controlling interest in RHS in August 2022.

Financing Activities

The decrease in net cash provided by financing activities during the year ended December 31, 2022 as compared to the prior year period of $137,033,000 was primarily due to a decrease in net borrowings under our mortgage loans payable of $269,296,000, a $28,334,000 increase in distributions paid to our common stockholders and a $20,317,000 payment to repurchase our common stock. During the year ended December 31, 2022, we also paid $2,075,000 in offering costs in connection with the filing of this prospectus. No such costs were paid during the year ended December 31, 2021. Such amounts were partially offset by an increase in net borrowings under our lines of credit and term loans of $161,900,000 and borrowings under a financing obligation of $25,900,000. The change in distributions paid to common stockholders was due to the suspension of all stockholder distributions on May 29, 2020 in response to the impact of the COVID-19 pandemic, which the board of directors of GAHR III subsequently reinstated in June 2021. The change in share repurchases was due to the suspension of the GAHR III share repurchase plan from May 31, 2020 through October 4, 2021, when the partial reinstatement of our share repurchase plan was approved by our Board.

Years Ended December 31, 2021 and 2020

The following table sets forth changes in cash flows (in thousands):

	Years Ended December 31,
	2021	2020
Cash, cash equivalents and restricted cash—beginning of period	$152,190	$89,880
Net cash provided by operating activities	17,913	219,156
Net cash used in investing activities	(138,652)	(147,945)
Net cash provided by (used in) financing activities	94,109	(8,811)
Effect of foreign currency translation on cash, cash equivalents and restricted cash	(74)	(90)

Cash, cash equivalents and restricted cash—end of period	$125,486	$152,190

Operating Activities

The change in net cash provided by operating activities of $201,243,000 was primarily due to a decrease in Grant Income of $38,230,000 and an increase in general and administrative expenses and interest payments on our outstanding indebtedness due to the Merger and the AHI Acquisition during the year ended December 31, 2021, as compared to the prior year period. In addition, the decrease in net cash provided by operating activities was due to $52,322,000 in Medicare advance payments that were received in the prior year, as well as the payment of deferred payroll taxes related to the CARES Act of $20,388,000 and the payment of costs related to the Merger of $12,873,000 during the year ended December 31, 2021. See the “—Results of Operations” section above for further discussion.

Investing Activities

The change in net cash used in investing activities of $9,293,000 was primarily due to a decrease in developments and capital expenditures of $48,607,000 during the year ended December 31, 2021, compared to the year ended December 31, 2020, and cash, cash equivalents and restricted cash acquired in connection with the Merger on October 1, 2021 of $17,852,000, partially offset by an increase of $49,557,000 in investing activities related to our property acquisitions and a decrease in proceeds from dispositions of real estate of $8,026,000 during the year ended December 31, 2021, compared to the year ended December 31, 2020.

Financing Activities

The change from net cash used in financing activities to net cash provided by financing activities of $102,920,000 was primarily due to an increase in net borrowings under our mortgage loans payable of $243,490,000, a decrease in share repurchases of $22,725,000 and a decrease in distributions paid to common stockholders of $4,209,000. Such increases in financing activities were partially offset by a decrease in net borrowings under our lines of credit of $133,655,000, an increase in distributions to noncontrolling interests of $9,412,000, an increase in repurchases of stock warrants and redeemable noncontrolling interests of $8,783,000 and an increase in payments on financing and lease obligations of $6,232,000 during the year ended December 31, 2021 as compared to the year ended December 31, 2020, as well as $11,000,000 received in connection with the issuance of noncontrolling interests in the prior year. The decrease in share repurchases was due to the suspension of the GAHR III share repurchase plan from May 31, 2020 through October 4, 2021, when the partial reinstatement of our share repurchase plan was approved by our Board. The decrease in distributions paid to common stockholders was due to the suspension of all stockholder distributions on May 29, 2020 in response to the impact of the COVID-19 pandemic. The board of directors of GAHR III reinstated stockholder distributions in June 2021 at an annualized distribution rate of $0.80 per share, which distributions were further increased, as approved by our Board, to an annualized distribution rate of $1.60 per share starting with distributions declared for the month of October 2021.

Distributions

The following information represents our distributions or GAHR III distributions, as applicable, for the period before the consummation of the Merger between GAHR III and us on October 1, 2021. Since October 1, 2021, the information included below represents the distributions of the combined company.

Prior to March 31, 2020, our Board authorized a daily distribution to our stockholders of record as of the close of business on each day of the period commencing on May 1, 2016 and ending on March 31, 2020. The daily distributions were calculated based on 365 days in the calendar year and were equal to $0.006575344 per share of our Class T common stock and Class I common stock, which was equal to an annualized distribution rate of $2.40 per share. These distributions were aggregated and paid in cash or shares of our common stock pursuant to the DRIP on a monthly basis, in arrears, only from legally available funds.

In response to the COVID-19 pandemic and its effects to our business and operations, at the end of the first quarter of 2020, our Board decided to take steps to protect our capital and maximize our liquidity in an effort to strengthen our long-term financial prospects by reducing our distribution payments to stockholders. Consequently, our Board authorized a daily distribution to our stockholders of record as of the close of business on each day of the period commencing on April 1, 2020 and ending on August 31, 2021, which was calculated based on 365 days in the calendar year and was equal to $0.004383560 per share of our Class T common stock and Class I common stock. Such daily distribution was equal to an annualized distribution rate of $1.60 per share. The distributions were aggregated and paid in cash or shares of our common stock pursuant to the DRIP on a monthly basis, in arrears, only from legally available funds.

On March 18, 2021, in connection with a strategic alternative review process, our Board authorized the suspension of the DRIP, effective as of April 1, 2021. As a result, beginning with the April 2021 distributions, which were paid in May 2021, there were no further issuances of shares pursuant to the DRIP, and stockholders who were participants in the DRIP received cash distributions instead. On October 4, 2021, our Board authorized the reinstatement of the DRIP, and as a result, beginning with the October 2021 distribution, which was paid in November 2021, stockholders who previously enrolled as participants in the DRIP (including former GAHR III stockholders who participated in the GAHR III distribution reinvestment plan) received distributions in shares of our common stock pursuant to the terms of the DRIP, instead of cash distributions.

Our Board also authorized distributions to holders of our Class T common stock and Class I common stock of record as of the close of business on September 17, 2021, equal to $0.131506800 per share of our common stock, which was equal to an annualized distribution rate of $1.60 per share. Further, our Board authorized record date distributions to holders of our Class T common stock and Class I common stock of record as of each monthly record date from October 2021 through June 2022, equal to $0.133333332 per share of our common stock, which was equal to an annualized distribution rate of $1.60 per share. The distributions were paid in cash or shares of our common stock pursuant to the DRIP.

Effective beginning with the third quarter of 2022, distributions, if any, were or shall be authorized by our Board on a quarterly basis, in such amounts as our Board determined or shall determine, and each quarterly record date for the purposes of such distributions was or shall be determined and authorized by our Board in the last month of each calendar quarter until such time as our Board changes our distribution policy.

Our Board authorized a quarterly distribution to holders of our Class T common stock and Class I common stock of record as of the close of business on September 29, 2022. Such quarterly distribution was equal to $0.40 per share of our common stock, which was equal to an annualized distribution rate of $1.60 per share and paid in cash or shares of our common stock pursuant to the DRIP offering, only from legally available funds.

On November 14, 2022, our Board suspended the DRIP offering beginning with distributions declared for the quarter ended December 31, 2022. As a result of the suspension of the DRIP offering, unless and until our Board reinstates the DRIP offering, stockholders who are current participants in the DRIP will be paid distributions in cash. Our Board authorized a quarterly distribution to holders of our Class T common stock and Class I common stock of record as of the close of business on December 29, 2022. Such quarterly distribution was equal to $0.40 per share of our common stock, which was equal to an annualized distribution rate of $1.60 per share and paid in cash, only from legally available funds.

In response to interest rates that have increased drastically since the beginning of 2022, and greater uncertainty surrounding further interest rate movements, our Board elected to reduce our quarterly distribution to $0.25 per share in order to preserve our liquidity, better align distributions with available cash flows and position our company for its long-term strategic goals. Therefore, our Board authorized a quarterly distribution equal to $0.25 per share to holders of our Class T common stock and Class I common stock commencing with the first quarter of 2023. Such quarterly distributions were equal to an annualized distribution rate of $1.00 per share and paid in cash, only from legally available funds.

The amount of the distributions paid to our common stockholders was determined quarterly or monthly, as applicable, by our Board and was dependent on a number of factors, including funds available for payment of distributions, our financial condition, capital expenditure requirements and annual distribution requirements needed to maintain our qualification as a REIT under the Code. We have not established any limit on the amount of borrowings that may be used to fund distributions, except that, in accordance with Maryland law, we may not make distributions that would: (1) cause us to be unable to pay our debts as they become due in the usual course of business; or (2) cause our total assets to be less than the sum of our total liabilities plus senior liquidation preferences.

Nine Months Ended September 30, 2023 and 2022

The following tables reflect distributions we paid for the nine months ended September 30, 2023 and 2022, along with the amount of distributions reinvested pursuant to the DRIP and the sources of distributions as compared to cash flows from operations or FFO attributable to controlling interest (dollars in thousands):

	Nine Months Ended September 30,
	2023		2022
Distributions paid in cash	$59,685		$35,391
Distributions reinvested	—		26,118

	$59,685		$61,509

Sources of distributions:
Cash flows from operations	$59,685	100%	$61,509	100%
Proceeds from borrowings	—	—	—	—

	$59,685	100%	$61,509	100%

	Nine Months Ended September 30,
	2023		2022
Distributions paid in cash	$59,685		$35,391
Distributions reinvested	—		26,118

	$59,685		$61,509

Sources of distributions:
FFO attributable to controlling interest	$57,075	95.6%	$61,509	100%
Proceeds from borrowings	2,610	4.4	—	—

	$59,685	100%	$61,509	100%

As of September 30, 2023, any distributions of amounts in excess of our current and accumulated earnings and profits have resulted in a return of capital to our stockholders, and some portion of a distribution to our stockholders may have been paid from borrowings.

Years Ended December 31, 2022 and 2021

The financial information set forth herein subsequent to the Merger reflects results of the combined company, and the financial information set forth herein prior to the Merger reflects GAHR III’s results.

The income tax treatment for distributions reportable for the years ended December 31, 2022 and 2021 was as follows (dollars in thousands):

	Years Ended December 31,
	2022		2021
Ordinary income	$40,745	46.5%	$7,989	26.3%
Capital gain	—	—	—	—
Return of capital	46,890	53.5	22,406	73.7

	$87,635	100%	$30,395	100%

Amounts listed above do not include distributions paid on nonvested shares of our restricted common stock, which have been separately reported.

The following tables reflect distributions we paid for the year ended December 31, 2022 compared to distributions we paid for the year ended December 31, 2021, along with the amount of distributions reinvested pursuant to the DRIP or GAHR III distribution reinvestment plan, as applicable, and the sources of distributions as compared to cash flows from operations or FFO (dollars in thousands):

	Years Ended December 31,
	2022		2021
Distributions paid in cash	$51,122		$22,788
Distributions reinvested	36,812		7,666

	$87,934		$30,454

Sources of distributions:
Cash flows from operations	$87,934	100%	$17,913	58.8%
Proceeds from borrowings	—	—	12,541	41.2

	$87,934	100%	$30,454	100%

	Years Ended December 31,
	2022		2021
Distributions paid in cash	$51,122		$22,788
Distributions reinvested	36,812		7,666

	$87,934		$30,454

Sources of distributions:
FFO attributable to controlling interest	$87,934	100%	$30,454	100%
Proceeds from borrowings	—	—	—	—

	$87,934	100%	$30,454	100%

As of December 31, 2022, any distributions of amounts in excess of our current and accumulated earnings and profits have resulted in a return of capital to our stockholders, and some portion of a distribution to our stockholders may have been paid from borrowings.

Years Ended December 31, 2021 and 2020

The financial information set forth herein subsequent to the Merger reflects results of the combined company, and the financial information set forth herein prior to the Merger reflects GAHR III’s results.

The income tax treatment for distributions reportable for the years ended December 31, 2021 and 2022 was as follows (dollars in thousands):

	Years Ended December 31,
	2021		2020
Ordinary income	$7,989	26.3%	$—	—%
Capital gain	—	—	—	—
Return of capital	22,406	73.7	48,842	100

	$30,395	100%	$48,842	100%

Amounts listed above do not include distributions paid on nonvested shares of our restricted common stock which have been separately reported.

The following tables reflect distributions paid for the years ended December 31, 2021 and 2020, along with the amount of distributions reinvested pursuant to the DRIP or GAHR III distribution reinvestment plan, as applicable, and the sources of our distributions as compared to cash flows from operations or FFO attributable to controlling interest (dollars in thousands):

	Years Ended December 31,
	2021		2020
Distributions paid in cash	$22,788		$26,997
Distributions reinvested	7,666		21,861

	$30,454		$48,858

Sources of distributions:
Cash flows from operations	$17,913	58.8%	$48,858	100%
Proceeds from borrowings	12,541	41.2	—	—

	$30,454	100%	$48,858	100%

	Years Ended December 31,
	2021		2020
Distributions paid in cash	$22,788		$26,997
Distributions reinvested	7,666		21,861

	$30,454		$48,858

Sources of distributions:
FFO attributable to controlling interest	$30,454	100%	$48,858	100%
Proceeds from borrowings	—	—	—	—

	$30,454	100%	$48,858	100%

For the years ended December 31, 2021 and 2020, any distributions of amounts in excess of our current and accumulated earnings and profits have resulted in a return of capital to our stockholders, and all or any portion of a distribution to our stockholders may have been paid from borrowings.

Financing

We anticipate that our overall leverage will approximate 50.0% of the combined fair market value of all of our properties, and other real estate-related investments, as determined at the end of each calendar year. For these purposes, the market value of each asset will be equal to the contract purchase price paid for the asset or, if the asset was appraised subsequent to the date of purchase, then the market value will be equal to the value reported in the most recent independent appraisal of the asset. Our policies do not limit the amount we may borrow with respect to any individual investment. As of September 30, 2023 on a pro forma basis, our aggregate borrowings were 38.4% of the combined market value of all of our real estate and real estate-related investments (based on Stanger’s most recent calculation of our market value, which was calculated as of December 31, 2022). As of September 30, 2023, December 31, 2022 and December 31, 2021, our aggregate borrowings were 53.2%, 48.5%, and 46.8%, respectively, of the combined market value of all of our real estate and real estate-related investments.

Mortgage Loans Payable, Net

For a discussion of our mortgage loans payable, see “Note 7, Mortgage Loans Payable, Net” to our condensed consolidated financial statements and our consolidated financial statements incorporated by reference in this prospectus.

Lines of Credit and Term Loans

For a discussion of our lines of credit and term loans, see “Note 8, Lines of Credit and Term Loans” to our condensed consolidated financial statements and our consolidated financial statements incorporated by reference in this prospectus.

REIT Requirements

In order to maintain our qualification as a REIT for U.S. federal income tax purposes, we are required to distribute to our stockholders a minimum of 90.0% of our REIT taxable income. Existing IRS guidance includes a safe harbor pursuant to which publicly offered REITs can satisfy the distribution requirement by distributing a combination of cash and stock to stockholders. In general, to qualify under the safe harbor, each stockholder must elect to receive either cash or stock, and the aggregate cash component of the distribution to stockholders must represent at least 20.0% of the total distribution. In the event that there is a shortfall in net cash available due to factors including, without limitation, the timing of such distributions or the timing of the collection of receivables, we may seek to obtain capital to make distributions by means of secured and unsecured debt financing through one or more unaffiliated third parties. We may also make distributions with cash from capital transactions including, without limitation, the sale of one or more of our properties.

Commitments and Contingencies

For a discussion of our commitments and contingencies, see “Note 10, Commitments and Contingencies” to our condensed consolidated financial statements and our consolidated financial statements incorporated by reference in this prospectus.

Debt Service Requirements

A significant liquidity need is the payment of principal and interest on our outstanding indebtedness.

Pro Forma

As of September 30, 2023 on a pro forma basis, we had $1,243,358,000 of fixed-rate and variable-rate mortgage loans payable outstanding secured by our properties. As of September 30, 2023 on a pro forma basis, we had $574,140,000 outstanding and $875,860,000 remained available under our lines of credit. The weighted average effective interest rate on our outstanding debt, factoring in our interest rate swaps, was 5.45% per annum as of September 30, 2023 on a pro forma basis.

Historical

A significant liquidity need is the payment of principal and interest on our outstanding indebtedness. As of September 30, 2023 and December 31, 2022, we had $1,243,358,000 and $1,254,479,000, respectively, of fixed-rate and variable-rate mortgage loans payable outstanding secured by our properties. As of September 30, 2023 and December 31, 2022, we had $1,277,900,000 and $1,282,634,000 outstanding, respectively, and $172,100,000 and $167,366,000, respectively, remained available under our lines of credit. The weighted average effective interest rate on our outstanding debt was 5.77% per annum as of September 30, 2023, factoring in our interest rate swap, and was 5.82% per annum as of December 31, 2022.

We are required by the terms of certain loan documents to meet various financial and non-financial covenants, such as leverage ratios, net worth ratios, debt service coverage ratios, and fixed charge coverage ratios. As of September 30, 2023 and December 31, 2022, we were in compliance with all such covenants and requirements on our mortgage loans payable and our lines of credit and term loan. If any future covenants are violated, we anticipate seeking a waiver or amending the debt covenants with the lenders when and if such event should occur. However, there can be no assurances that management will be able to effectively achieve such plans.

Related Party Transactions

For a summary of related party transactions, see “Certain Relationships and Related Party Transactions.”

Non-GAAP Financial Measures

In connection with the Merger, we were the legal acquiror and GAHR III was the accounting acquiror for financial reporting purposes. Thus, the financial information set forth herein subsequent to the Merger reflects results of the combined company, and the financial information set forth herein prior to the Merger reflects GAHR III’s results.

Funds from Operations and Normalized Funds from Operations

Due to certain unique operating characteristics of real estate companies, the National Association of Real Estate Investment Trusts (“NAREIT”), an industry trade group, has promulgated a measure known as FFO, a non-GAAP financial measure, which we believe to be an appropriate supplemental performance measure to reflect the operating performance of a REIT. The use of FFO is recommended by the REIT industry as a supplemental performance measure, and our management uses FFO to evaluate our performance over time. FFO is not equivalent to our net income (loss) as determined under GAAP.

We define FFO, a non-GAAP financial measure, consistent with the standards established by the White Paper on FFO approved by the Board of Governors of NAREIT (the “White Paper”). The White Paper defines FFO as net income (loss) computed in accordance with GAAP, excluding gains or losses from sales of certain real estate assets, gains or losses upon consolidation of a previously held equity interest, and impairment writedowns of certain real estate assets and investments, plus depreciation and amortization related to real estate, and after adjustments for unconsolidated partnerships and joint ventures. While impairment charges are excluded from the calculation of FFO as described above, investors are cautioned that impairments are based on estimated future undiscounted cash flows. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect FFO. Our FFO calculation complies with NAREIT’s policy described above.

Historical accounting for real estate involves the use of GAAP. Any other method of accounting for real estate such as the fair value method cannot be construed to be any more accurate or relevant than the comparable methodologies of real estate valuation found in GAAP. Nevertheless, we believe that the use of FFO, which excludes the impact of real estate-related depreciation and amortization and impairments, provides a further understanding of our operating performance to investors, industry analysts and to our management, and when compared year over year, reflects the impact on our operations from trends in occupancy rates, rental rates, operating costs, general and administrative expenses, and interest costs, which may not be immediately apparent from net income (loss).

We define Normalized FFO attributable to controlling interest as FFO further adjusted for the following items included in the determination of GAAP net income (loss): expensed acquisition fees and costs, which we refer to as business acquisition expenses; amounts relating to changes in deferred rent and amortization of above- and below-market leases (which are adjusted in order to reflect such payments from a GAAP accrual basis); the non-cash impact of changes to our equity instruments; non-cash or non-recurring income or expense; the non-cash effect of income tax benefits or expenses; capitalized interest; impairment of goodwill; amortization of closing costs on debt investments; mark-to-market adjustments included in net income (loss); gains or losses included in net income (loss) from the extinguishment or sale of debt, hedges, foreign exchange, derivatives or securities holdings where trading of such holdings is not a fundamental attribute of the business plan; and after adjustments for consolidated and unconsolidated partnerships and joint ventures, with such adjustments calculated to reflect Normalized FFO on the same basis.

However, FFO and Normalized FFO should not be construed to be more relevant or accurate than the current GAAP methodology in calculating net income (loss) as an indicator of our operating performance, GAAP cash flows from operations as an indicator of our liquidity or indicative of funds available to fund our cash needs, including our ability to make distributions to our stockholders. The method utilized to evaluate the value and performance of real estate under GAAP should be construed as a more relevant measure of operational performance and considered more prominently than the non-GAAP FFO and Normalized FFO measures and the adjustments to GAAP in calculating FFO and Normalized FFO.

Presentation of this information is intended to provide useful information to management, investors and industry analysts as they compare the operating performance used by the REIT industry, although it should be noted that not all REITs calculate funds from operations and normalized funds from operations the same way, so comparisons with other REITs may not be meaningful. FFO and Normalized FFO should be reviewed in conjunction with other measurements as an indication of our performance.

None of the SEC, NAREIT or any other regulatory body has passed judgment on the acceptability of the adjustments that we use to calculate FFO or Normalized FFO. In the future, the SEC, NAREIT or another regulatory body may decide to standardize the allowable adjustments across the REIT industry and we would have to adjust our calculation and characterization of FFO or Normalized FFO.

Nine Months Ended September 30, 2023 and 2022

The following is a reconciliation of net income or loss, which is the most directly comparable GAAP financial measure, to FFO and Normalized FFO for the periods presented below (in thousands, except for share and per share amounts):

	Nine Months Ended September 30,
	2023 (Pro Forma)	2023	2022
Net loss	$(13,768)	$(45,928)	$(24,083)
Depreciation and amortization related to real estate—consolidated properties	138,530	138,530	122,640
Depreciation and amortization related to real estate—unconsolidated entities	254	254	1,043
Impairment of real estate investments—consolidated properties	12,510	12,510	39,191
Gain on dispositions of real estate investments, net—consolidated properties	(29,777)	(29,777)	(2,796)
Net loss (income) attributable to noncontrolling interests	(53)	1,884	(9,688)
Gain on re-measurement of previously held equity interests	(726)	(726)	(19,567)
Depreciation, amortization, impairments, net gain on dispositions and gain on re-measurements—noncontrolling interests	(17,267)	(19,672)	(14,910)

FFO attributable to controlling interest	$89,703	$57,075	$91,830

Business acquisition expenses	$2,244	$2,244	$2,161
Amortization of above- and below-market leases	12,233	12,233	1,904
Amortization of closing costs	204	204	174
Change in deferred rent	1,238	1,238	(3,333)
Non-cash impact of changes to equity instruments	6,705	4,244	2,659
Capitalized interest	(127)	(127)	(122)
Loss on debt extinguishments	345	345	5,038
Gain in fair value of derivative financial instruments	(8,200)	(8,200)	(500)
Foreign currency (gain) loss	(372)	(372)	8,689
Adjustments for unconsolidated entities	(359)	(359)	162
Adjustments for noncontrolling interests	(795)	(976)	(2,078)

Normalized FFO attributable to controlling interest	$102,819	$67,549	$106,584

Weighted average Class T and Class I common shares outstanding—basic and diluted	122,360,327	66,036,253	65,735,176

Net loss per Class T and Class I common share attributable to controlling interest—basic and diluted	$(0.11)	$(0.67)	$(0.51)

FFO per Class T and Class I common share attributable to controlling interest—basic and diluted	$0.73	$0.86	$1.40

Normalized FFO per Class T and Class I common share attributable to controlling interest—basic and diluted	$0.84	$1.02	$1.62

Years Ended December 31, 2022 and 2021

The following is a reconciliation of net income or loss, which is the most directly comparable GAAP financial measure, to FFO and Normalized FFO for the periods presented below (in thousands, except for share and per share amounts):

	Years Ended December 31,
	2022 (Pro Forma)	2022	2021
Net loss	$(54,164)	$(73,383)	$(53,269)
Depreciation and amortization related to real estate—consolidated properties	167,860	167,860	133,191
Depreciation and amortization related to real estate—unconsolidated entities	1,102	1,102	3,116
Impairment of real estate investments—consolidated properties	54,579	54,579	3,335
(Gain) loss on dispositions of real estate investments, net —consolidated properties	(5,481)	(5,481)	100
Gain on re-measurement of previously held equity interest	(19,567)	(19,567)	—
Net (income) loss attributable to noncontrolling interests	(10,387)	(7,919)	5,475
Depreciation, amortization, impairments, net gain/loss on dispositions and gain on re-measurement—noncontrolling interests	(18,419)	(22,614)	(22,270)

FFO attributable to controlling interest	$115,523	$94,577	$69,678

Business acquisition expenses	$4,388	$4,388	$13,022
Amortization of above- and below-market leases	2,596	2,596	953
Amortization of closing costs	237	237	201
Change in deferred rent	(3,355)	(3,355)	(20)
Loss on debt extinguishments	5,166	5,166	2,655
Gain in fair value of derivative financial instruments	(500)	(500)	(8,200)
Foreign currency loss	5,206	5,206	564
Impairment of goodwill	23,277	23,277	—
Capitalized interest	(150)	(150)	(628)
Non-cash impact of changes to equity instruments	7,190	3,909	1,008
Adjustments for unconsolidated entities	113	113	573
Adjustments for noncontrolling interests	(2,731)	(3,530)	(1,653)

Normalized FFO attributable to controlling interest	$156,960	$131,934	$78,153

Weighted average Class T and Class I common shares outstanding—basic and diluted	121,807,868	65,807,868	50,081,140

Net loss per Class T and Class I common share attributable to controlling interest—basic and diluted	$(0.44)	$(1.24)	$(0.95)

FFO per Class T and Class I common share attributable to controlling interest—basic and diluted	$0.95	$1.44	$1.39

Normalized FFO per Class T and Class I common share attributable to controlling interest—basic and diluted	$1.29	$2.00	$1.56

Years Ended December 31, 2021 and 2020

The following is a reconciliation of net income or loss, which is the most directly comparable GAAP financial measure, to FFO and Normalized FFO for the periods presented below (in thousands, except for share and per share amounts):

	Years Ended December 31,
	2021	2020
Net (loss) income	$(53,269)	$8,863
Depreciation and amortization related to real estate—consolidated properties	133,191	98,858
Depreciation and amortization related to real estate—unconsolidated entities	3,116	2,992
Impairment of real estate investments—consolidated properties	3,335	11,069
Loss (gain) on dispositions of real estate investments, net —consolidated properties	100	(1,395)
Net loss (income) attributable to noncontrolling interests	5,475	(6,700)
Depreciation, amortization, impairments and net gain/loss on dispositions—noncontrolling interests	(22,270)	(18,012)

FFO attributable to controlling interest	$69,678	$95,675

Business acquisition expenses	$13,022	$290
Amortization of above- and below-market leases	953	124
Amortization of loan and closing costs	201	170
Change in deferred rent	(20)	(1,479)
Loss on debt extinguishments	2,655	—
(Gain) loss in fair value of derivative financial instruments	(8,200)	3,906
Foreign currency loss (gain)	564	(1,469)
Non-cash impact of changes to equity instruments	1,008	(1,187)
Capitalized interest	(628)	(1,496)
Adjustments for unconsolidated entities	573	941
Adjustments for noncontrolling interests	(1,653)	(567)

Normalized FFO attributable to controlling interest	$78,153	$94,908

Weighted average common shares outstanding—basic and diluted	50,081,140	44,979,210

Net (loss) income per common share attributable to controlling interest—basic and diluted	$(0.95)	$0.05

FFO per common share attributable to controlling interest—basic and diluted	$1.39	$2.13

Normalized FFO per common share attributable to controlling interest—basic and diluted	$1.56	$2.11

Net Operating Income

NOI is a non-GAAP financial measure that is defined as net income (loss), computed in accordance with GAAP, generated from properties before general and administrative expenses, business acquisition expenses, depreciation and amortization, interest expense, gain or loss on dispositions, impairment of real estate investments, impairment of goodwill, income or loss from unconsolidated entities, gain on re-measurement of previously held equity interests, foreign currency gain or loss, other income, and income tax benefit or expense.

Cash NOI is defined as NOI but excluding the impact of, without duplication (1) non-cash items such as straight-line rent and the amortization of lease intangibles, (2) third party facility rent payments and (3) other items set forth in the Cash NOI reconciliation included herein. Same-Store NOI is defined as Cash NOI for our Same-Store properties. Same-Store NOI is used to evaluate the operating performance of our properties using a consistent population which controls for changes in the composition of our portfolio. Both Cash NOI and Same-Store NOI include ownership and other adjustments.

NOI, Cash NOI and Same-Store NOI are not equivalent to our net income (loss) as determined under GAAP and may not be a useful measure in measuring operational income or cash flows. Furthermore, NOI, Cash NOI and Same-Store NOI should not be considered as alternatives to net income (loss) as an indication of our operating performance or as an alternative to cash flows from operations as an indication of our liquidity. NOI, Cash NOI and Same-Store NOI should not be construed to be more relevant or accurate than the current GAAP methodology in calculating net income (loss). NOI, Cash NOI and Same-Store NOI should be reviewed in conjunction with other measurements as an indication of our performance. Investors are also cautioned that NOI, Cash NOI and Same-Store NOI should only be used to assess our operational performance in periods in which we have not incurred or accrued any business acquisition expenses.

We believe that NOI, Cash NOI and Same-Store NOI are appropriate supplemental performance measures to reflect the performance of our operating assets because NOI, Cash NOI and Same-Store NOI exclude certain items that are not associated with the operations of the properties. We believe that NOI, Cash NOI and Same-Store NOI are widely accepted measures of comparative operating performance in the real estate community. However, our use of the terms NOI, Cash NOI and Same-Store NOI may not be comparable to that of other real estate companies as they may have different methodologies for computing these amounts.

Nine Months Ended September 30, 2023 and 2022

To facilitate understanding of this financial measure, the following is a reconciliation of net income or loss, which is the most directly comparable GAAP financial measure, to NOI for the periods presented below (in thousands):

	Nine Months Ended September 30,
	2023 (Pro Forma)	2023	2022
Net loss	$(13,768)	$(45,928)	$(24,083)
General and administrative	38,630	36,169	31,673
Business acquisition expenses	2,244	2,244	2,161
Depreciation and amortization	138,644	138,644	122,704
Interest expense	79,185	113,806	70,694
Gain on dispositions of real estate investments, net	(29,777)	(29,777)	(2,796)
Impairment of real estate investments	12,510	12,510	39,191
Loss (income) from unconsolidated entities	924	924	(1,680)
Gain on re-measurement of previously held equity interests	(726)	(726)	(19,567)
Foreign currency (gain) loss	(372)	(372)	8,689
Other income	(5,952)	(5,952)	(2,399)
Income tax expense	775	775	499

NOI	$222,317	$222,317	$225,086

NOI by segment:
Integrated senior health campuses	$111,742	$111,742	$107,925
SHOP	13,863	13,863	7,590
MOBs	67,786	67,786	69,539
Senior housing—leased	12,478	12,478	15,152
SNF	9,434	9,434	17,981
Hospitals	7,014	7,014	6,899

Total NOI	$222,317	$222,317	$225,086

Years Ended December 31, 2022 and 2021

To facilitate understanding of this financial measure, the following is a reconciliation of net income or loss, which is the most directly comparable GAAP financial measure, to NOI for the periods presented below (in thousands):

	Years Ended December 31,
	2022 (Pro Forma)	2022	2021
Net loss	$(54,164)	$(73,383)	$(53,269)
General and administrative	46,699	43,418	43,199
Business acquisition expenses	4,388	4,388	13,022
Depreciation and amortization	167,957	167,957	133,191
Interest expense	82,956	105,456	72,737
(Gain) loss on dispositions of real estate investments, net	(5,481)	(5,481)	100
Impairment of real estate investments	54,579	54,579	3,335
Impairment of goodwill	23,277	23,277	—
(Income) loss from unconsolidated entities	(1,407)	(1,407)	1,355
Gain on re-measurement of previously held equity interest	(19,567)	(19,567)	—
Foreign currency loss	5,206	5,206	564
Other income	(3,064)	(3,064)	(1,854)
Income tax expense	586	586	956

NOI	$301,965	$301,965	$213,336

NOI by segment:
Integrated senior health campuses	$146,005	$146,005	$95,867
SHOP	10,300	10,300	14,826
MOBs	92,327	92,327	60,922
Senior housing—leased	20,120	20,120	16,164
SNF	23,980	23,980	15,802
Hospitals	9,233	9,233	9,755

Total NOI	$301,965	$301,965	$213,336

Years Ended December 31, 2021 and 2020

To facilitate understanding of this financial measure, the following is a reconciliation of net income or loss, which is the most directly comparable GAAP financial measure, to NOI for the periods presented below (in thousands):

	Years Ended December 31,
	2021	2020
Net (loss) income	$(53,269)	$8,863
General and administrative	43,199	27,007
Business acquisition expenses	13,022	290
Depreciation and amortization	133,191	98,858
Interest expense	72,737	75,184
Loss (gain) on dispositions of real estate investments, net	100	(1,395)
Impairment of real estate investments	3,335	11,069
Loss from unconsolidated entities	1,355	4,517
Foreign currency loss (gain)	564	(1,469)
Other income	(1,854)	(1,570)
Income tax expense (benefit)	956	(3,078)

NOI	$213,336	$218,276

NOI by segment:
Integrated senior health campuses	$95,867	$107,127
SHOP	14,826	23,400
MOBs	60,922	48,208
Senior housing—leased	16,164	14,460
SNF	15,802	14,535
Hospitals	9,755	10,546

Total NOI	$213,336	$218,276

Quarterly NOI (excluding Grant Income)

The following is a reconciliation of net income or loss, which is the most directly comparable GAAP financial measure, to NOI (excluding Grant Income) for the quarterly periods presented below (in thousands):

	Three Months Ended
	September 30, 2023	June 30, 2023	March 31, 2023
Net loss	$(6,446)	$(11,867)	$(27,615)
Grant Income	(1,064)	(6,381)	—
General and administrative	11,342	11,774	13,053
Business acquisition expenses	1,024	888	332
Depreciation and amortization	49,273	44,701	44,670
Interest expense	42,005	40,990	39,011
(Gain) loss in fair value of derivative financial instrument	(3,402)	(4,993)	195
(Gain) loss on dispositions of real estate investments	(31,981)	2,072	132
Impairment of real estate investments—consolidated properties	12,510	—	—
Loss from unconsolidated entities	505	113	306
Gain on re-measurement of previously held equity interest	—	—	(726)
Foreign currency loss (gain)	1,704	(1,068)	(1,008)
Other income	(1,755)	(2,589)	(1,608)
Income tax expense	284	348	143

Total NOI (excluding Grant Income)	$73,999	$73,988	$66,885

NOI (excluding Grant Income) by segment:
Integrated senior health campuses	$36,728	$34,160	$33,409
MOBs	21,998	22,713	23,075
SHOP	4,875	3,913	5,075
Senior housing—leased	2,238	5,163	5,077
SNF	5,823	5,712	(2,101)
Hospitals	2,337	2,327	2,350

Total NOI (excluding Grant Income)	$73,999	$73,988	$66,885

	Three Months Ended
	December 31, 2022	September 30, 2022	June 30, 2022	March 31, 2022
Net loss	$(49,300)	$(7,644)	$(15,542)	$(897)
Grant Income	(2,959)	(6,533)	(10,969)	(5,214)
General and administrative	11,745	9,626	10,928	11,119
Business acquisition expenses	2,227	231	1,757	173
Depreciation and amortization	45,253	40,422	39,971	42,311
Interest expense	34,762	27,524	20,345	23,325
Gain in fair value of derivative financial instrument	—	—	—	(500)
(Gain) loss on dispositions of real estate investments	(2,685)	(2,113)	73	(756)
Impairment of real estate investments—consolidated properties	15,388	21,851	17,340	—
Impairment of goodwill	23,277	—	—	—
Loss (income) from unconsolidated entities	273	344	(638)	(1,386)
Gain on re-measurement of previously held equity interest	—	(19,567)	—	—
Foreign currency (gain) loss	(3,483)	3,695	3,607	1,387
Other income	(665)	(670)	(469)	(1,260)
Income tax expense	87	126	205	168

Total NOI (excluding Grant Income)	$73,920	$67,292	$66,608	$68,470

NOI (excluding Grant Income) by segment:
Integrated senior health campuses	$35,121	$29,554	$28,648	$27,862
MOBs	22,788	22,973	23,042	23,524
SHOP	2,710	1,265	1,518	3,952
Senior housing—leased	4,968	4,983	5,050	5,119
SNF	5,999	6,196	6,078	5,707
Hospitals	2,334	2,321	2,272	2,306

Total NOI (excluding Grant Income)	$73,920	$67,292	$66,608	$68,470

	Three Months Ended
	December 31, 2021	September 30, 2021	June 30, 2021	March 31, 2021
Net loss	$(24,999)	$(9,934)	$(11,839)	$(20,281)
Grant Income	(6,687)	(936)	(1,099)	(8,229)
General and administrative	19,591	13,312	11,004	11,003
Business acquisition expenses	5,391	7,433	5,188	1,562
Depreciation and amortization	54,777	37,079	36,955	38,125
Interest expense	23,197	23,846	23,359	25,091
Gain in fair value of derivative financial instruments	(2,744)	(3,374)	(3,237)	(3,276)
(Gain) loss on dispositions of real estate investments	(1)	(291)	241	335
Impairment of real estate investments	—	—	3,335	—
(Income) loss from unconsolidated entities	(933)	(454)	1,093	2,676
Foreign currency (gain) loss	(177)	1,394	(238)	(415)
Other income	(1,043)	(381)	(199)	(280)
Income tax expense	171	128	495	163

Total NOI (excluding Grant Income)	$66,543	$67,822	$65,058	$46,474

NOI (excluding Grant Income) by segment:
Integrated senior health campuses	$28,353	$26,192	$22,824	$4,587
MOBs	23,340	22,899	24,126	23,532
SHOP	1,518	4,420	3,851	3,999
Senior housing—leased	5,483	5,580	5,546	5,574
SNF	5,917	6,151	6,097	6,154
Hospitals	1,932	2,580	2,614	2,628

Total NOI (excluding Grant Income)	$66,543	$67,822	$65,058	$46,474

	Three Months Ended
	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020
Net (loss) income	$(8,163)	$(5,832)	$19,632	$(15,716)
Grant Income	(24,592)	(1,604)	(29,990)	—
General and administrative	10,414	10,641	11,620	11,023
Business acquisition expenses	(251)	111	26	243
Depreciation and amortization	36,993	37,260	37,293	37,617
Interest expense	22,696	22,068	22,626	23,844
(Gain) loss in fair value of derivative financial instruments	(3,197)	(3,213)	(1,601)	12,788
Gain on dispositions of real estate investments	(358)	(1,037)	—	—
Impairment of real estate investments	3,311	3,064	3,232	5,102
Loss (income) from unconsolidated entities	1,776	3,233	(1,769)	649
Foreign currency (gain) loss	(2,772)	(1,945)	183	3,065
Other income	(300)	(211)	(780)	(563)
Income tax (benefit) expense	(136)	111	157	(3,210)

Total NOI (excluding Grant Income)	$35,421	$62,646	$60,629	$74,842

NOI (excluding Grant Income) by segment:
Integrated senior health campuses	$(6,735)	$17,515	$14,297	$28,196
MOBs	22,764	23,103	22,940	22,843
SHOP	5,090	6,978	8,520	9,055
Senior housing—leased	5,503	6,265	5,444	5,285
SNF	6,181	6,161	6,769	6,817
Hospitals	2,618	2,624	2,659	2,646

Total NOI (excluding Grant Income)	$35,421	$62,646	$60,629	$74,842

The following is a reconciliation of NOI (excluding Grant Income) to Cash NOI and Same-Store NOI (relating to Same-Store properties from the third quarter of 2022) for the quarterly periods presented below (in thousands):

	Three Months Ended					Nine Months Ended
	September 30, 2023	June 30, 2023	March 31, 2023	December 31, 2022	September 30, 2022	September 30, 2023	September 30, 2022
MOBs
NOI (excluding Grant Income)	$21,998	$22,713	$23,075	$22,788	$22,973	$67,786	$69,539
Straight line rent	(309)	(327)	(393)	(382)	(1,110)	(1,029)	(2,910)
Other non-cash adjustments	108	379	186	229	295	673	832
Cash NOI attributable to noncontrolling interest	(87)	(80)	(83)	(77)	(77)	(250)	(212)

Cash NOI	$21,710	$22,685	$22,785	$22,558	$22,081	$67,180	$67,249
New acquisitions/dispositions/transitions	(403)	(1,382)	(1,832)	(1,880)	(2,061)	(3,617)	(5,916)
Other normalizing adjustments	—	—	—	—	—	—	(39)

Same-Store NOI	$21,307	$21,303	$20,953	$20,678	$20,020	$63,563	$61,294

Senior Housing—Leased
NOI (excluding Grant Income)	$2,238	$5,163	$5,077	$4,968	$4,983	$12,478	$15,152
Straight line rent	(190)	(264)	(271)	(228)	(256)	(725)	(807)
Other non-cash adjustments	2,818	196	186	190	185	3,200	550

Cash NOI	$4,866	$5,095	$4,992	$4,930	$4,912	$14,953	$14,895
Debt investment	(2,014)	(2,045)	(1,970)	(1,944)	(1,963)	(6,029)	(5,874)
New acquisitions/dispositions/transitions	—	—	—	—	—	—	—
Other normalizing adjustments	236	—	—	—	—	236	—

Same-Store NOI	$3,088	$3,050	$3,022	$2,986	$2,949	$9,160	$9,021

SHOP
NOI (excluding Grant Income)	$4,875	$3,913	$5,075	$2,710	$1,265	$13,863	$6,735
Other non-cash adjustments	—	34	(39)	9	10	(5)	12
COVID subsidy	(28)	—	(143)	—	—	(171)	—
Cash NOI attributable to noncontrolling interest	(43)	(29)	(31)	(35)	(16)	(103)	(73)

Cash NOI	$4,804	$3,918	$4,862	$2,684	$1,259	$13,584	$6,674
New acquisitions/dispositions/transitions	(765)	495	(1,190)	185	1,589	(1,460)	3,642
Other normalizing adjustments	331	361	(105)	—	—	587	(454)

Same-Store NOI	$4,370	$4,774	$3,567	$2,869	$2,848	$12,711	$9,862

SNFs
NOI (excluding Grant Income)	$5,823	$5,712	$(2,101)	$5,999	$6,196	$9,434	$17,981
Straight line rent	(304)	(365)	(376)	(449)	(455)	(1,045)	(1,483)
Other non-cash adjustments	86	98	8,291	292	292	8,475	874

Cash NOI	$5,605	$5,445	$5,814	$5,842	$6,033	$16,864	$17,372
New acquisitions/dispositions/transitions	—	—	(367)	(385)	(540)	(367)	(1,082)
Other normalizing adjustments	—	—	—	—	—	—	—

Same-Store NOI	$5,605	$5,445	$5,447	$5,457	$5,493	$16,497	$16,290

Integrated Senior Health Campuses
NOI (excluding Grant Income)	$36,728	$34,160	$33,409	$35,121	$29,554	$104,297	$86,064
Facility rental expense	8,889	9,717	9,645	9,248	7,265	28,251	15,907
Other non-cash adjustments	—	—	—	—	—	—	—
Cash NOI attributable to noncontrolling interest	(11,861)	(11,409)	(11,197)	(11,539)	(9,576)	(34,467)	(26,520)

Cash NOI	$33,756	$32,468	$31,857	$32,830	$27,243	$98,081	$75,451

	Three Months Ended					Nine Months Ended
	September 30, 2023	June 30, 2023	March 31, 2023	December 31, 2022	September 30, 2022	September 30, 2023	September 30, 2022
New acquisitions/dispositions/transitions	(11,701)	(10,628)	(11,460)	(10,862)	(8,278)	(33,789)	(19,057)

Same-Store NOI	$22,055	$21,840	$20,397	$21,968	$18,965	$64,292	$56,394

Hospital
NOI (excluding Grant Income)	$2,337	$2,327	$2,350	$2,334	$2,321	$7,014	$6,899
Straight line rent	(11)	(37)	(50)	(51)	(49)	(98)	(212)
Other non-cash adjustments	(1)	11	(10)	(6)	—	-	70
Cash NOI attributable to noncontrolling interest	(186)	(183)	(182)	(182)	(182)	(551)	(541)

Cash NOI	$2,139	$2,118	$2,108	$2,095	$2,090	$6,365	$6,216
Other normalizing adjustments	—	—	—	—	—	—	—

Same-Store NOI	$2,139	$2,118	$2,108	$2,095	$2,090	$6,365	$6,216

Total
NOI (excluding Grant Income)	$73,999	$73,988	$66,885	$73,920	$67,292	$214,872	$202,370
Straight line rent	(814)	(993)	(1,090)	(1,110)	(1,870)	(2,897)	(5,412)
Facility rental expense	8,889	9,717	9,645	9,248	7,265	28,251	15,907
Other non-cash adjustments	3,011	718	8,614	714	782	12,343	2,338
COVID subsidy	(28)	—	(143)	—	—	(171)	—
Cash NOI attributable to noncontrolling interest	(12,177)	(11,701)	(11,493)	(11,833)	(9,851)	(35,371)	(27,346)

Cash NOI	$72,880	$71,729	$72,418	$70,939	$63,618	$217,027	$187,857
Debt investment	(2,014)	(2,045)	(1,970)	(1,944)	(1,963)	(6,029)	(5,874)
New acquisitions/dispositions/transitions	(12,869)	(11,515)	(14,849)	(12,942)	(9,290)	(39,233)	(22,413)
Other normalizing adjustments	567	361	(105)	—	—	823	(493)

Same-Store NOI	$58,564	$58,530	$55,494	$56,053	$52,365	$172,588	$159,077

The following is a reconciliation of properties included in Same-Store properties from the third quarter of 2023:

Quarter to Date
	MOBs	Senior Housing— Leased	SHOP	SNFs	Integrated Senior Health Campuses	Hospitals
Total properties	90	20	46	15	125	2
Recent acquisition/development conversions	—	—	(7)	—	(17)	—
Transitions (1)	—	—	(2)	—	—	—
Other (2)	—	—	—	—	(23)	—

Same-Store properties	90	20	37	15	85	2

(1)	Includes two Central Wisconsin properties that transitioned from SNF to SHOP on March 1, 2023.
(2)	Includes 12 expansions, nine investment developments, one development start up and one adjacent MOB property.

Year to Date
	MOBs	Senior Housing— Leased	SHOP	SNFs	Integrated Senior Health Campuses	Hospitals
Total properties	90	20	46	15	125	2
Recent acquisition/development conversions	—	—	(7)	—	(17)	—
Transitions (1)	—	—	(2)	—	—	—
Other (2)	—	—	—	—	(23)	—

Same-Store properties	90	20	37	15	85	2

(1)	Includes two Central Wisconsin properties that transitioned from SNF to SHOP on March 1, 2023.
(2)	Includes 12 expansions, nine investment developments, one development start up and one adjacent MOB property.

The following is a reconciliation of NOI (excluding Grant Income) to Same-Store NOI (relating to Same-Store properties from the first quarter of 2020) for our Pre-Pandemic SHOP Portfolio and Pre-Pandemic ISHC Portfolio for the quarterly periods presented below (in thousands).

	Three Months Ended
	September 30, 2023	June 30, 2021	March 31, 2020
SHOP Portfolio
NOI (excluding Grant Income)	$4,875	$3,851	$9,055
Properties excluded from Pre-Pandemic Same-Store SHOP Portfolio	(1,708)	(1,075)	(2,759)
NOI attributable to noncontrolling interest for Pre-Pandemic Same-Store SHOP Portfolio	(46)	(39)	(83)

Pre-Pandemic SHOP Same-Store Portfolio NOI	$3,121	$2,737	$6,213

	Three Months Ended
	September 30, 2023	December 31, 2020	March 31, 2020
ISHC Portfolio
NOI (excluding Grant Income)	$36,728	($6,735)	$28,196
Facility rental expense	8,889	6,530	6,934
Ancillary income and properties excluded from Pre-Pandemic Same-Store ISHC Portfolio	(17,936)	(288)	(7,470)
NOI attributable to noncontrolling interest for Pre-Pandemic Same-Store ISHC Portfolio	(7,198)	128	(7,194)

Pre-Pandemic ISHC Same-Store Portfolio NOI	$20,483	($365)	$20,466

The following is a reconciliation of properties included in Same-Store properties for the first quarter of 2020 for our Pre-Pandemic SHOP Portfolio and our Pre-Pandemic ISHC Portfolio:

	SHOP	Integrated Senior Health Campuses
Total properties	46	125
Properties excluded from Pre-Pandemic Same-Store Portfolios (1)	(26)	(46)

Pre-Pandemic Same-Store properties	20	79

(1)	Excluded properties were not owned or stabilized as of the first quarter of 2020 or have undergone redevelopment or an operator transition during the period.

EBITDA and Adjusted EBITDA

EBITDA is a non-GAAP financial measure that is defined as earnings before interest, taxes, depreciation, and amortization. Adjusted EBITDA is defined as EBITDA excluding the impact of stock-based compensation expense, acquisition and pursuit costs, gain (loss) on sales of real estate, unrealized foreign currency gain (loss), change in fair value of financial instruments, impairment of real estate assets, lease termination revenue, non-recurring items, and adjusted for non-controlling interest.

We primarily use these measures to determine our interest coverage ratio, which represents EBITDA and Adjusted EBITDA divided by total interest, and our fixed charge coverage ratio, which represents EBITDA and Adjusted EBITDA divided by fixed charges. Fixed charges include total interest and secured debt principal amortization. Covenants in our credit facility contain financial ratios based on a definition of EBITDA and Adjusted EBITDA that is specific to those agreements. Our leverage ratios are defined as the proportion of net debt to total capitalization and include book capitalization, undepreciated book capitalization and market capitalization. Book capitalization represents the sum of net debt (defined as total long-term debt, excluding operating lease liabilities, less cash and cash equivalents and restricted cash pertaining to debt), total equity and redeemable noncontrolling interests. Undepreciated book capitalization represents book capitalization adjusted for accumulated depreciation and amortization. Market capitalization represents book capitalization adjusted for the fair market value of our common stock based on our most recent estimated per share net asset value.

EBITDA and Adjusted EBITDA are widely used by investors, lenders, credit and equity analysts in the valuation, comparison, investment recommendations of companies. Management uses EBITDA and Adjusted EBITDA to facilitate internal and external comparisons to our historical operating results and in making operating decisions. Additionally, EBITDA and Adjusted EBITDA are utilized by our Board to evaluate management. Neither EBITDA nor Adjusted EBITDA represent net income or cash flow provided from operating activities as determined in accordance with GAAP and should not be considered as alternative measures of profitability or liquidity. Finally, the EBITDA and Adjusted EBITDA may not be comparable to similarly entitled items reported by other REITs or other companies.

The following is a reconciliation of net income or loss to EBITDA and Adjusted EBITDA for quarterly periods presented below (in thousands):

	Three Months Ended	Twelve Months Ended
	September 30, 2023	September 30, 2023
Net loss	$(6,446)	$(95,229)
Adjustments:
Add loss from unconsolidated entities	505	1,196
Add interest expense (including amortization of deferred financing costs, debt discount/premium and loss on debt extinguishments)	42,005	156,767
Add income taxes expenses	284	861
Add depreciation and amortization (including amortization of above/below market leases and right-of-use assets and accretion of lease liabilities)	52,969	199,213
Less straight line rent	(814)	(4,003)
Add foreign currency loss (gain)	1,704	(3,855)
Less gain in fair value of derivative financial instruments	(3,402)	(8,200)
Add impairments on real estate assets investments	12,510	27,898
Add impairments on goodwill	—	23,276

EBITDA	$99,315	$297,924

Add non-cash stock-based compensation expense	1,579	5,494
Add business acquisition expenses	1,024	4,470
Less gain on dispositions of real estate investments	(31,981)	(32,463)
Add (less) non-recurring one-time items	2,006	(142)

Adjusted EBITDA	$71,943	$275,283

Quantitative and Qualitative Disclosures About Market Risk

Market risk includes risks that arise from changes in interest rates, foreign currency exchange rates, commodity prices, equity prices, and other market changes that affect market sensitive instruments. In pursuing our business plan, we expect that the primary market risk to which we will be exposed is interest rate risk. There were no material changes in our market risk exposures, or in the methods we use to manage market risk, between the nine months ended September 30, 2023 and 2022 or the years ended December 31, 2022 and 2021.

Interest Rate Risk

We are exposed to the effects of interest rate changes primarily as a result of long-term debt used to acquire and develop properties and other investments. Our interest rate risk is monitored using a variety of techniques. Our interest rate risk management objectives are to limit the impact of interest rate increases on earnings, prepayment penalties and cash flows and to lower overall borrowing costs while taking into account variable interest rate risk. To achieve our objectives, we may borrow or lend at fixed or variable rates.

We have entered into, and may continue to enter into, derivative financial instruments such as interest rate swaps and interest rate caps in order to mitigate our interest rate risk on a related financial instrument, and for which we have not and may not elect hedge accounting treatment. We did not elect to apply hedge accounting treatment to these derivatives; therefore, changes in the fair value of interest rate derivative financial instruments were recorded as a component of interest expense in gain or loss in fair value of derivative financial instruments in our consolidated statements of operations and comprehensive income (loss) incorporated by reference in this prospectus. As of September 30, 2023, our interest rate swaps were recorded in other assets, net in our condensed consolidated balance sheet incorporated by reference in this prospectus at their fair value of $8,200,000. As of December 31, 2022, we did not have any derivative financial instruments. We do not enter into derivative transactions for speculative purposes.

Debt Security Investment, Net

As of September 30, 2023 and December 31, 2022, the net carrying value of our debt security investment was $85,922,000 and $83,000,000, respectively. As we expect to hold our debt security investment to maturity and the amounts due under such debt security investment are limited to the outstanding principal balance and any accrued and unpaid interest, we do not expect that fluctuations in interest rates, and the resulting change in fair value of our debt security investment, would have a significant impact on our operations. The effective interest rate on our debt security investment was 4.24% per annum as of both September 30, 2023 and December 31, 2022.

Mortgage Loans Payable, Net and Lines of Credit and Term Loan

Mortgage loans payable were $1,243,358,000 and $1,254,479,000 ($1,221,238,000 and $1,229,847,000 net of discount/premium and deferred financing costs) as of September 30, 2023 and December 31, 2022, respectively. As of September 30, 2023 and December 31, 2022, we had 71 and 68 fixed-rate mortgage loans payable, respectively, and 13 and 11 variable-rate mortgage loans payable, respectively, with effective interest rates ranging from 2.21% to 8.44% per annum and a weighted average effective interest rate of 4.64% and 4.29%, respectively.

In addition, as of September 30, 2023 and December 31, 2022, we had $1,277,900,000 and $1,282,634,000 ($1,277,076,000 and $1,281,794,000, net of deferred financing fees), respectively, outstanding under our lines of credit and term loan, at a weighted-average interest rate of 7.39%, and 6.34% per annum, respectively.

As of September 30, 2023 and December 31, 2022, the weighted average effective interest rate on our outstanding debt, factoring in our fixed-rate interest rate swaps (if any), was 5.77% and 5.82% per annum, respectively. An increase in the variable interest rate on our variable-rate mortgage loans payable and lines of credit and term loan constitutes a market risk. As of September 30, 2023 and December 31, 2022, a 0.50% increase in the market rates of interest would have increased our overall annualized interest expense on all of our other variable-rate mortgage loans payable and lines of credit by $5,390,000 and $8,371,000, respectively, or 3.7% and 7.76%, respectively, of total annualized interest expense on our mortgage loans payable and lines of credit and term loan.

Other Market Risk

In addition to changes in interest rates and foreign currency exchange rates, the value of our future investments is subject to fluctuations based on changes in local and regional economic conditions and changes in the creditworthiness of tenants and residents, which may affect our ability to refinance our debt if necessary.

INDUSTRY AND MARKET DATA

Unless otherwise indicated, all information in this “Industry and Market Data” section is derived from the market study prepared for us by JLL.

Overview of the Healthcare Landscape in the United States

Healthcare is one of the largest industries in the United States and is expected to be the fastest-growing major industry over the next five years in terms of employment, underscoring the scale and essential nature of the services provided. Prior to the pandemic, healthcare employment had increased 12.4% in total over the five-year period ended December 31, 2020. Since the market disruption in 2020, healthcare job postings more than doubled, as the industry tries to restaff to pre-pandemic levels. According to the Bureau of Labor Statistics, between 2020 and 2030 healthcare employment is expected to increase 16.0% (2.6 million new jobs), a much faster pace than other industry sectors on average.

Healthcare and Social Assistance Employment Surpasses Pre-Covid High; Job Postings are Still Elevated

Source: BLS

Healthcare expenditures in the United States as a share of total GDP continue to grow, and the United States spends more per capita on healthcare services than any other country, at nearly $13,500 annually as of 2022. Total healthcare expenditures reached $4.5 trillion in 2022 and are forecasted by the CMS to grow by 60.7% by 2031 to $7.2 trillion.

Annual Healthcare Expenditures are Predicted to Reach $7.2 Trillion by 2031, Accounting

for 19.6% of U.S. GDP

Source: JLL Research, Centers for Medicare & Medicaid Services, Office of the Actuary, National Health Statistics Group; GDP forecast assumes 1% annual GDP growth annually through 2030

The biggest consumers of U.S. healthcare services are people aged 65 years and older, accounting for 35.0% of healthcare spending, yet making up only 17.0% of the population. Growth in the number of older people, longer life expectancy aided by advances in medicine, and greater demand for life-saving innovations will drive increased demand for services among all populations over the next decade.

Demand for Healthcare Real Estate will be Fueled by the Demand Factors

Underlying the Older Age Cohort

Source: JLL Research, Advisory Board, Kaiser Family Foundation analysis of Medical Expenditure Panel Survey

Older populations are projected to grow faster than any other age cohort in the United States over the next 10 years as baby boomers continue to age beyond retirement years. According to the U.S. Department of Health & Human Services more than 10,000 people turn 65 years old every day in the United States. Specifically, the 80+ population in the United States is expected to grow by nearly 50%, from 13.9 million to 20.8 million, in the next decade. This underscores the enormous wave of pending demand for additional healthcare services and is particularly positive for the senior housing and nursing care segments of the industry. By comparison, total U.S. population growth is projected to be a moderate 4.7% during the same period. Similarly, the demand for outpatient medical care will be largely driven by the older population segment, with those between the ages of 80 and 84 expected to increase their outpatient visits by 85.0% by 2032.

The 80+ Population is Forecasted to Grow 49.7% in the Next Ten Years, Compared with Just 5% Overall

Source: JLL Research, Census, EMSI

The 80+ Year Old Population is Forecasted to have Significant Outpatient Growth By 2031

Source: JLL Research, Advisory Board

Outpatient sites are the dominant site of care for all populations, and this trend has been building over the past ten years, when outpatient visits outstripped inpatient admissions in 2011. In 2020, a drop in volumes across both segments was due to pandemic-related challenges, as hospital systems and care providers had to shift focus toward urgent and intensive care. Elective procedures were put on hold, driving overall volumes down. Since the pandemic’s impact has diminished, both outpatient and inpatient volumes have begun their recovery, with outpatient visits outpacing inpatient admissions, which have recovered slower by a wide margin.

Outpatient Sites Dominate Healthcare Service Delivery; Patient Volumes Regain

Momentum Following Pandemic-Related Dip

Source: JLL Research, Kaiser Family Foundation, Advisory Board

Outpatient volume is expected to grow across all sites of care, with the largest growth in areas such as physical therapy and lab services. MOBs and clinics still make up the largest share of volume in outpatient sites. Outpatient volume is forecasted to grow 18.7% across the United States by 2032, while inpatient volume is only expected to increase by 0.9%. Innovation and technological developments are driving availability of procedures in outpatient settings, supported by payors and reimbursement pressures. Surgical operations are becoming less invasive and more efficient, with contemporary anesthesia procedures introducing less risk. A continued shift towards outpatient services will drive provider demand as well as consumer preference for more convenient and accessible outpatient facilities.

Procedures and Services are Increasingly Moving to Outpatient Settings

Sources: Advisory Board

The COVID-19 pandemic accelerated the disruption in the industry in terms of virtual care. Three years ago, patients had no choice but to adopt virtual care options due to restrictions on in-person interactions, driving a higher adoption rate of telehealth appointments during the height of the pandemic. Visits peaked at 52.0% of all visits by the second quarter of 2020 (Chartis Group) and declined to 9.5% by mid-2022. Visits have since stabilized to around 8.0% according to 2023 data from the Advisory Board. Psychiatric care has maintained an elevated rate of adoption, but overall telehealth is viewed as an additional access point for all patients, which will ultimately lead to greater patient populations and increased demand for healthcare. JLL’s 2023 Patient Consumer survey of over 4,000 healthcare patients found that 28.6% of all telehealth-initiated appointments led to an in-person visit.

After an Immediate Climb During the Pandemic, Telehealth Visits Tapered

to 9.5% as Patients Returned to In-Person Visits

Source: JLL Research, The Chartis Group (data collection ended in June 2022), JLL Research

More than half of the U.S. population has private healthcare coverage provided by their employer, while 18.7% are covered by Medicare (an option for those 65 and older), and 18.8% are covered by Medicaid (an option for those who meet reduced income requirements) as of 2022. Healthcare is traditionally a margin-sensitive industry, and it continues to feel cost pressures following the pandemic. These cost pressures will be a risk to more substantial growth among providers as the resulting impact on margins will make it difficult to allocate capital toward expansions or investment in medical services. However, the demographic tailwinds of an aging population and increased access to medical care for that population will create a boost in demand.

Medicaid enrollment increased significantly at the onset of the COVID-19 pandemic, expanding potential patient populations. However, due to the end of the U.S. Public Health Emergency (May 2023), Medicaid enrollment is expected to decline by eight million beneficiaries in 2023 and states will gradually return to prior processes for renewals and confirming eligibility. A 2022 study from the Robert Wood Johnson Foundation estimated that, with the expiration of the public health emergency, 21% of those losing coverage would become uninsured, but the other 79% would move to employer-sponsored coverage, Children’s Health Insurance Program (“CHIP”), or Marketplace plans subsidized by tax credits, lessening the impact on patient access.

Aging baby boomers will be the driving force for healthcare, increasing Medicare enrollment over the next decade. Approximately two million baby boomers will become eligible for Medicare each year through 2028, increasing potential patient populations, driving increased demand for healthcare and expanding the percentage of patients with government-sponsored insurance. With this increase, government-sponsored healthcare coverage will grow by 19.0% through 2028, covering 44% of the population. The government’s efforts to control spending is driving continued shifts in reimbursements within the industry, largely demonstrated by the shift toward outpatient care.

Increase in Medicare-Eligible Baby Boomers will Shift Payer Mix Towards

Governmental Sources Over the Next Decade

Source: JLL Research, “Table 17: Health Insurance Enrollment and Enrollment Growth Rates,

Calendar Years, 2012-2028,” National Health Expenditures.

The healthcare industry is considered stable in part due to perpetual support by the government. For fiscal year 2024, the U.S. president has proposed $1.84 trillion on healthcare in federal outlays. At the end of July 2023, CMS issued a rule updating Medicare payment policies and SNF rates under the Skilled Nursing Facility Prospective Payment System (SNF PPS) for fiscal year (FY) 2024. Medicare payments to SNFs are being finalized with a net increase of 4.0%, or approximately $1.4 billion. This reflects of a $2.2 billion increase from a 6.4% net market basket adjustment. Overall CMS payment rates under the Physician Fee Schedule will decline by 1.25% in FY 2024, but there will be significant increases in payment for primary and longitudinal care. Continued government support as the U.S. population continues to age more rapidly will bolster demand for the real estate within the healthcare space.

Despite the ongoing cost pressure faced by the industry, there will be no slowdown in demand for healthcare. Aging populations will be the primary determinant of demand. Growth will be moderated by cost pressures, labor and hiring challenges, and the availability of quality healthcare real estate facilities in which to grow, especially in high-growth metros where cost challenges serve to slow new development. This will put upward pressure on rents and drive value creation for healthcare real estate.

Overview of Selected Healthcare Real Estate Classes

Definitions of Healthcare Real Estate Classes
MOB	5,000 – 100,000 s.f.	Occupied by physician groups and patient care providers
Senior Housing	500 – 1,500 s.f. per unit	Occupied by seniors 65+; may include additional amenities
Nursing Care	500 – 1,000 s.f. per unit	Occupied mainly by seniors 65+; offers acute care services in addition to meal service, laundry, and social activities

MOBs, senior housing and nursing care facilities faced different challenges during the pandemic, but all have proven to be critical components within the broader healthcare landscape in terms of supporting population health and wellbeing. These real estate assets classes all serve a niche supporting the lifecycle of human health, and the performance of these asset classes illuminates the opportunity for continued, sustainable growth within the sectors for the long-term.

Data as of	July 2023
Occupancy	81.50%
Quality Mix	32.80%
Skilled Mix	25.00%
Medicaid Patient Day Mix	67.20%
Medicare Patient Day Mix	9.70%
Managed Medicare Patient Day Mix	8.40%
Private Patient Day Mix	7.70%
Medicaid Revenue Per Patient Day	$278
Medicare Revenue Per Patient Day	$589
Managed Medicare Revenue Per Patient Day	$492
Private Revenue Per Patient Day	$340
Medicaid Revenue Mix	54.30%
Medicare Revenue Mix	17.20%
Managed Medicare Revenue Mix	11.60%
Private Revenue Mix	7.40%

Source: JLL Research, NICMap

Looking at the skilled nursing sector, as of July 2023, 32.8% was quality mix, while 25.0% was skilled mix. Medicaid has the highest patient day mix at 67.2% while Medicare, managed Medicare and private trail at 9.7%, 8.4% and 7.7%, respectively. Medicare also led in revenue mix at 54.3%.

The MOB market is valued at $509 billion as of February 2023 and totals roughly 1.6 billion square feet across the U.S. Hospitals and health systems own roughly 44.8% of medical real estate on a square footage basis as of 2023, but this share has been declining over the last decade as the sector has matured and gained increased interest among investors. MOB supply has been growing on average by 1.5% annually for the past six years. While construction starts for both hospitals and MOBs remain volatile since the start of COVID, completions (in s.f.) are 74.0% and 56.3% below Q4 2019 levels, respectively. Senior housing likewise has been impacted by construction delays with units started down 66.3% from Q4 2019. The pandemic caused project delays and put some projects on hold, but activity picked up in 2021 and early 2022. Inflation and cost of capital concerns will govern new supply, mitigating risk of oversupply.

As health systems seek additional capital given challenging fiscal conditions, they may look to monetize their real estate, creating opportunities for investors.

MOB Ownership by Type

(% of Total Square Feet)

Source: JLL Research, Revista

Inventory of Nursing Care Units has Diminished Over Time, While Senior Housing

Units and Medical Office Inventory have Grown 5.1% and 3.6%, Respectively,

Just in the Past Three Years

Source: JLL Research, Revista, NIC Map

Looking at construction as a percentage of existing inventory, MOB construction has been steadily consistent for years. Over the past decade-plus, senior housing has had the largest percentage of inventory under construction in comparison to existing space, averaging 5.1%, but this percentage decreased over the last several years from a high of 7.4% to 4.3% today. This is the lowest level since Q2 2014. Nursing care facilities have historically had very few units under construction in comparison to existing units, averaging only 0.8% from the beginning of 2021, through Q3 2023.

Construction as a Percentage of Existing Inventory has Tapered Off in Senior

Housing, Remained Low in Nursing Care Facilities and Been Consistent in

Medical Office

Source: JLL Research, Revista, NIC Map

Rising construction costs in recent quarters are expected to dampen future development in healthcare sectors. Commercial construction costs have risen considerably since the onset of the pandemic. The producer price index for Final Demand Construction, an index used by the Bureau of Labor Statistics to track price changes for new construction, maintenance and repair construction for personal consumption, capital investment, government or exports, rose 3.7% year-over-year in September 2023 overall, and new healthcare construction rose 4.3% for the same period. Rising construction costs force developers to seek higher rents on new builds advantaging owners of existing assets. Higher capital costs will also limit the level of new supply added in the near-term, creating additional scarcity as demand for healthcare real estate continues to grow in concert with demographic growth.

Construction starts have begun a sharp decline as the cost of construction rose and interest rates made financing new construction more expensive. From 2010 to Q3 2023, rolling 4-quarter construction starts as a percentage of inventory averaged 2.3% for Majority Independent Living (“Majority IL”), 3.9% for Majority Assisted Living (“Majority AL”) and 0.5% for Majority Nursing Care (“Majority NC”). In Q3 2023, rolling 4-quarter construction starts as a percentage of inventory were 1.3% for Majority IL, the lowest since Q3 2011, 1.6% for Majority AL, the lowest since Q1 2010 and 0.05% for Majority NC, which was the lowest level since statistics became available in 2009.

Starts as a Percentage of Inventory have Declined Significantly as

Construction and Financing Costs have Risen

Source: JLL Research, NICMap Primary and Secondary Markets

Escalating Construction Costs Expected to Serve as a Headwind to New

Development and Drive Value for Existing Assets

Source: FRED

MOBs are one of the most stable asset classes in terms of utilization and occupancy levels. Occupancy has historically averaged between 91.0% and 93.0%, even through the market disruptions during the global pandemic. Within the office market, by comparison, occupancy dropped steadily after the onset of the pandemic from 86.0% to about 80.0%, where it has stayed for the past several quarters. MOB tenants tend to renew at higher rates than traditional office tenants – the medical office tenant retention rate was 82.5% for the trailing twelve months to Q2 2023, according to Revista, while the renewal rate for office was only 60%, according to JLL Research. This is due to medical tenants need for proximity to associated healthcare systems, their loyal patient populations and high tenant investment in the space. This brings added stability to the sector.

Occupancy in senior housing and majority nursing care facilities began to slip the second quarter of 2020 due to the pandemic. During the onset of the pandemic, occupancy fell because of facility closures and concerns around COVID-19 transmission risk among the senior population. Since then, both have begun to recover but are still 350 and 410 basis points below their pre-pandemic occupancy levels, respectively.

Nursing Care and Senior Housing Occupancies Declined Amid the Global

Pandemic, But Now are Improving Quickly, While Medical Office Occupancy

Remained Stable

Source: JLL Research, Revista, NIC Map

MOB and senior housing have been consistently closing out quarters with higher positive absorption compared to the first quarter of 2019, a period pre-pandemic when fundamentals were healthy. MOB was not as affected by declining occupancy during the pandemic, so absorption has consistently remained above 2019 levels. However, with the decline in occupancy in both senior housing and nursing care facilities at the onset of the global pandemic in 2020, absorption also fell from rates seen in 2019. As the nation recovered from the pandemic, absorption for both senior housing and nursing care facilities rebounded; however, nursing care has not recovered as swiftly.

In Comparison to the Volatility Seen in Senior Housing and Nursing Care

Facilities, Medical Office Absorption has Remained Consistent Over the Past Four

Plus Years

Source: JLL Research, Revista (Top 100), NICMap

Taking a closer look at senior housing inventory growth and net absorption by quarter shows that the third quarter of 2023 was the ninth consecutive quarter of unit absorption exceeding supply growth, which has led to rising occupancy rates.

Senior Housing Absorption Continues to be High by Historic Standards

Source: JLL Research, NICMap (pertains to primary markets)

With occupancy ticking up and putting pressure on available space in senior housing and nursing care facilities, year-over-year rent growth has increased over the past two years. In Q3 2023, rents grew by 5.5% and 4.6% in senior housing and nursing care facilities, respectively, year-over-year. MOB rent growth has also increased to 2.6% after historically building at a consistent rate of close to 2.0% a year. MOB tenants facing renewals in the next 12 to 18 months are expected to be met with higher annual escalations, shifting from an average of 2.0% annually to upward of 3.0% to 5.0% annually as landlords mitigate increased inflationary pressures.

Starting in 2022, senior housing operators began pushing rates broadly across the sector, with assisted living achieving the highest rent growth on record in Q1 2023. Go-forward senior housing annual NOI growth is expected to reach as high as 10.6% in 2023 and continue to outpace apartments and cold storage NOI growth through 2026.

Senior Housing NOI Growth Recovered Quickly after the Pandemic,

while Flattening it Remains Higher than other Healthcare Property Types

Source: JLL Research, Greenstreet

MOB performed exceptionally well from a pricing perspective over the prior decade. In recent years, as questions have emerged regarding the future of traditional office assets and MOB has attracted more interest from investors, the pricing relationship between MOB assets and traditional office assets has inverted. Since the onset of COVID-19, average MOB going-in yields have been lower than the average for traditional office. This delta was consistent throughout 2020 and 2021 but has been progressively widened through the current rate hike cycle and now sits at all-time highs.

Medical Office Pricing Strength Relative to Traditional Office Assets Near

All-Time High

Medical Office Yield Premium/Discount to Traditional Office

Source: JLL Research, Real Capital Analytics, Green Street, NCREIF

Note: Cap rates smoothed using a 6-month rolling average.

Relative to other major U.S. corporate sectors, healthcare is among the safest from a creditworthiness perspective. Average credit ratings suggest healthcare service providers, hospitals, and medical operators pose a lower risk of default than corporate entities in other sectors. Lower tenant credit risk is of particular importance during economic downturns or recessionary periods. The healthcare sector has proved resilient during these periods historically given its inelastic demand profile.

The Healthcare Sector Tenant Base is Among the Most Creditworthy in the U.S.

Note: Among constituent bonds of the Bloomberg U.S. Corporate Aggregate and High Yields Indices

Source: JLL Research, Bloomberg Finance L.P.

The MOB, nursing care and senior housing sectors experienced a notable “institutionalization” during the prior investment cycle. From 2010-2012, 9.3% of MOB acquisitions volume was attributed to large institutional investors (not including REITs). MOB acquisitions by institutional investors rose to 25.2% in the period from 2020 through the third quarter of 2023. Similarly in the nursing care and senior housing sectors, the share of institutional volume rose from 7.8% to 15.0% across the same periods. The increased presence of deep-pocketed institutional investors in the sector has supported price gains over the last decade and provided a stronger liquidity pool for current asset owners.

Marketability of Healthcare Assets Benefitting from Diverse Liquidity

Sources and Increased Presence of Institutional Capital

Note: Transactions $5 million+, excludes refinances

Source: JLL Research, Real Capital Analytics

Healthcare properties are hyper concentrated around the nation’s most booming metros areas, and our property portfolio aligns with these clusters.

Nursing Care, Medical Office and Senior Housing Landscape

Nursing Care, Medical Office and Seniors Housing Overlaid with AHR’s Property Set

Summary and Conclusions

•

Healthcare is one of the largest industries in the United States and is expected to be the fastest-growing major industry over the next five years in terms of employment, underscoring the scale and essential nature of the services provided. Total healthcare expenditures reached an estimated $4.7 trillion in 2023 and are forecasted to grow by 43.0% by 2030 to $6.8 trillion, driving demand for MOBs, nursing care facilities and senior housing.

•

Older populations are projected to grow faster than any other age cohort in the United States over the next 10 years. Specifically, the 80+ population is expected to grow by nearly 50% in the next decade, driving a demographic surge of demand for the healthcare property sector. As the healthcare industry heals and recovers from the disruptions associated with the pandemic, the demographic tidal wave of the aging population will continue to drive outsized growth for these healthcare asset classes.

•

Relative to other major U.S. corporate sectors, healthcare is among the safest from a creditworthiness perspective. Average credit ratings suggest healthcare service providers, hospitals, and medical operators pose a lower risk of default than corporate entities in other sectors.

•

MOBs are one of the most stable asset classes in terms of utilization and occupancy levels. Occupancy has historically averaged between 91.0% and 93.0% compared with the traditional office market, where occupancy dropped steadily after the onset of the pandemic from 86.0% to about 80.0%, where it remains.

•

Occupancy continues to tick upward across the three key healthcare asset classes, driving rent growth. Senior housing and nursing care recorded 5.5% and 4.6% annual rent growth, respectively, with additional rent growth anticipated amid tightening market conditions. MOB rent growth has also increased to 2.6% after historically building at a consistent rate of close to 2.0% a year.

•

The MOB, nursing care and senior housing sectors are institutionalizing, and this wave will continue as alternative real estate asset classes continue to attract new entrants. From 2010-2012, 9.3% of MOB acquisitions volume was attributed to large institutional investors. MOB acquisitions by institutional investors rose to 28.9% in the period from 2020 through the first quarter of 2023. Similarly in the nursing care and senior housing sectors, institutional volume share rose from 7.8% to 17.8% across the same periods.

•	The increased presence of deep-pocketed institutional investors in the sector has supported price gains over the last decade and provided a stronger liquidity pool for current asset owners.

OUR BUSINESS AND PROPERTIES

Company Overview

We are a self-managed REIT that acquires, owns and operates a diversified portfolio of clinical healthcare real estate properties, focusing primarily on MOBs, senior housing, SNFs, hospitals and other healthcare-related facilities. We have built a fully-integrated management platform, with 112 employees, that operates clinical healthcare properties throughout the United States, the United Kingdom and the Isle of Man. As of September 30, 2023, we had approximately $4.6 billion of total assets and were the ninth largest public reporting healthcare REIT (based on total assets). As of September 30, 2023, we owned and/or operated 298 buildings and integrated senior health campuses, representing an aggregate of approximately 18,875,000 square feet of GLA.

Our long-standing track record of execution and expertise across multiple clinical healthcare asset classes is the foundation upon which we have built a strong, diversified portfolio of assets with a broad geographic footprint. Members of our management team have overseen the acquisition of approximately $9.6 billion in healthcare real estate investments (based on aggregate contract purchase price) over the last 17 years, on behalf of us and three other prior public reporting REITs. This long-standing track record of execution has allowed us to develop and foster deep operator, tenant and industry relationships, which we believe, in turn, have allowed us to access attractive investments and deliver favorable risk-adjusted returns. We believe that we are effectively positioned to grow over the near- and long-term through multiple operating segments, which include six reportable business segments—MOBs, integrated senior health campuses, SHOP, senior housing—leased, SNFs and hospitals.

•

MOBs. We value the stable and reliable cash flows our MOBs provide our portfolio, which we believe are particularly valuable during market disruptions and recessionary periods. As of September 30, 2023, we owned 90 MOBs that we lease to third parties, accounting for approximately 31.3% of our portfolio (based on aggregate contract purchase price on a pro rata share basis). These properties are similar to commercial office buildings, but typically require specialized infrastructure to accommodate physicians’ offices and examination rooms, as well as some ancillary uses, including pharmacies, hospital ancillary service space and outpatient services, such as diagnostic centers, rehabilitation clinics and outpatient-surgery operating rooms. As of September 30, 2023 and based on square feet on a pro rata share basis, approximately 75.0% of our MOBs were on-campus or adjacent to hospitals or Affiliated MOBs. Our MOBs are typically multi-tenant properties leased to healthcare providers (hospitals and physician practices) under leases that generally provide for recovery of certain operating expenses and certain capital expenditures and have initial terms of five to 10 years with fixed annual rent escalations (historically ranging from 2% to 3% per year).

•

Integrated Senior Health Campuses. Integrated senior health campuses are a valuable component of our portfolio because of their ability to provide a continuum of care as residents require increasing levels of care. As of September 30, 2023, we owned and/or operated 125 integrated senior health campuses, accounting for approximately 35.5% of our portfolio (based on aggregate contract purchase price on a pro rata share basis). These facilities allow residents to “age-in-place” by providing independent living, assisted living, memory care, skilled nursing and certain ancillary services, all within a single campus setting. Integrated senior health campuses predominantly focus on need-driven segments of senior care (i.e., assisted living, memory care and skilled nursing) and charge market rents in lieu of entry fees, as is commonly the case with continuing care retirement communities. Predominantly all of our integrated senior health campuses are operated utilizing a RIDEA structure, allowing us to participate in the upside from any improved operational performance while bearing the risk of any decline in operating performance.

All of our integrated senior health campuses are held by Trilogy, one of our consolidated joint ventures in which we indirectly owned a 74.0% interest as of September 30, 2023, and are managed by a third-party operator, the Trilogy Manager. The management agreement between Trilogy and the Trilogy Manager limits the Trilogy Manager’s ability to compete with us and our portfolio and provides us exclusive rights to future opportunities identified by the Trilogy Manager, including future developments.

•

SHOP. Our SHOP segment has the potential for growth through the ongoing recovery from the COVID-19 pandemic and demand growth from an aging U.S. population. As of September 30, 2023, we owned and operated 46 senior housing facilities in our SHOP segment, accounting for approximately 17.9% of our portfolio (based on aggregate contract purchase price on a pro rata share basis). Senior housing facilities cater to different segments of the elderly population based upon their personal needs and include independent living, assisted living and memory care facilities. Residents of assisted living facilities typically require limited medical care but need assistance with eating, bathing, dressing and/or medication management. Services provided by operators at these facilities are primarily paid for by the residents directly or through private insurance and are therefore less reliant on government reimbursement programs, such as Medicaid and Medicare. The facilities in our SHOP segment are operated utilizing RIDEA structures, allowing us to participate in the upside from any improved operational performance while bearing the risk of any decline in operating performance.

•

Senior Housing—Leased. As of September 30, 2023, we owned 20 senior housing facilities that we lease to third parties within our senior housing—leased segment, accounting for approximately 4.4% of our portfolio (based on aggregate contract purchase price on a pro rata share basis). Each facility is leased to a single tenant under a triple-net lease structure with an initial term typically ranging from approximately 12 to 15 years, fixed annual rent escalations (historically ranging from 2% to 3% per year) and requiring minimum lease coverage ratios. We commonly structure senior housing—leased assets under a single master lease covering multiple facilities in order to diversify our master tenant’s sources of rent and mitigate risk.

•

SNFs. As of September 30, 2023, we owned 15 SNFs that we lease to third parties, accounting for approximately 5.5% of our portfolio (based on aggregate contract purchase price on a pro rata share basis). SNF residents are generally higher acuity and need assistance with eating, bathing, dressing and/or medication management and also require available 24-hour nursing care. SNFs offer restorative, rehabilitative and custodial nursing care for people who cannot live independently but do not require the more extensive and sophisticated treatment available at hospitals. Skilled nursing services provided by our tenants in SNFs are paid for either by private sources or through the Medicare and Medicaid programs. Each SNF is leased to a single tenant under a triple-net lease, with an initial term typically ranging from 12 to 15 years, fixed annual rent escalations (historically ranging from 2% to 3% per year) and requiring minimum lease coverage ratios. We commonly structure SNFs under a master lease with multiple facilities in order to diversify our master tenant’s sources of rent and mitigate risk. We typically focus on SNF investments in states that require a CON in order to develop new SNFs, which we believe reduces the risk of over-supply.

•

Hospitals. As of September 30, 2023, we had one wholly-owned hospital and one hospital in which we owned an approximately 90.6% interest, which together account for approximately 3.2% of our portfolio (based on aggregate contract purchase price on a pro rata share basis). Services provided by operators and tenants in our hospitals are paid for by private sources, third-party payors (e.g., insurance and health maintenance organizations) or through the Medicare and Medicaid programs. Our hospital properties include acute care, long-term acute care, specialty and rehabilitation services and are leased to single tenants or operators under triple-net lease structures.

Competitive Strengths

We believe we possess the following competitive strengths that enable us to implement our business objectives and growth strategies and distinguish us from other market participants:

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Favorable Industry Tailwinds Primarily Driven by an Aging Demographic. An aging U.S. population is expected to drive significant incremental demand for healthcare and the real estate needed to support it. According to JLL, the biggest consumers of healthcare services in the United States are individuals aged 65 years and older—accounting for 35.0% of healthcare spending yet making up only 17.0% of the population. JLL projects that over the next decade the cohort of individuals in the United States age 80+ will grow by nearly 50% and the cohort of individuals ages 75 to 79 will grow by 36%. Consequently, healthcare expenditures in the United States as a share of total GDP are expected to continue to grow. Moreover, according to JLL, at nearly $13,500 per person during 2022, the United States spent more per capita on healthcare services than any other country. In addition to increased demand from the expected growth in the size of the older population, JLL expects longer life expectancy, aided by advances in medicine and greater demand for life-saving innovations, to drive increased demand for services among all age groups over the next decade. In turn, JLL expects these factors to drive increased demand for all types of healthcare real estate, including MOBs, senior housing and SNFs. Furthermore, according to JLL, outpatient sites have become the dominant sites of care for all age groups, and this trend has increased over the past ten years since outpatient visits exceeded inpatient admissions in 2011. JLL expects outpatient volume to grow across all sites of care, with the largest growth in areas such as physical therapy and lab services. Accordingly, we expect that an aging demographic, anticipated increases in healthcare expenditures and a shift in site of care to emphasize outpatient facilities will drive incremental demand for superior healthcare real estate.

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Diversified Portfolio of High-Quality Properties with National Footprint to Provide Stability. We believe that we have a high-quality portfolio that is diversified by clinical healthcare asset class, segment, geography, market and tenant, and is cross-diversified within each asset class (e.g., property-type diversification within a geographic area). As discussed above, we believe that each of our clinical healthcare asset classes will benefit from demographic trends, driving the need for additional healthcare services. We also believe that each of these clinical healthcare asset classes has qualities, including the relatively non-discretionary nature of healthcare spending, that support operating performance throughout market cycles and reduce the risks posed by economic slowdowns. We believe that our diversified portfolio provides us with acquisition flexibility, positioning us for potential significant growth, and mitigates the risks inherent in a concentration in one or a limited number of clinical healthcare asset classes, segments, geographies, markets or tenants, including risks presented by adverse industry trends, the ongoing COVID-19 pandemic, economic downturns in a particular geographic area and tenant bankruptcies.

The below charts illustrate our clinical healthcare asset class and segment diversification as of September 30, 2023 (based on aggregate contract purchase price on a pro rata share basis).

Clinical Healthcare Asset Class Diversification	AHR Segment Diversification

We believe our SHOP and integrated senior health campus exposure provides significant upside potential through the ongoing COVID-19 recovery and compelling demographics (see “—Growth Potential from COVID-19 Recovery in SHOP and Integrated Senior Health Campuses Portfolios” below). We believe our significant MOB exposure increases the stability of our portfolio, as MOBs are relatively stable in terms of utilization and occupancy levels. Services provided at MOBs are, to a significant degree, often non-discretionary and, for that reason, we believe MOBs exhibit resilience during market cycles and economic slowdowns. The occupancy of our MOB portfolio was 89.9% as of March 31, 2020, prior to the impact of the COVID-19 pandemic, has not been below 88.0% since then, and was 89.7% as of September 30, 2023. Additionally, we believe MOB tenants tend to renew leases at a higher rate than traditional office tenants, due to their need for proximity to associated healthcare systems and patient populations and need for specialized property features.

We focus on maintaining a diversified portfolio of properties that are strategically located or otherwise important to the tenant’s business. As of September 30, 2023, we leased our properties to a diversified group of 545 tenants across a broad range of the healthcare industry, including both private and government-affiliated tenants. In addition, we have a geographically diversified portfolio of properties located in 36 states, the United Kingdom and the Isle of Man.

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Growth Potential from COVID-19 Recovery in SHOP and Integrated Senior Health Campuses Portfolios. As illustrated in the chart below, as of September 30, 2023, approximately 54% our portfolio (based on aggregate contract purchase price on a pro rata share basis) consisted of SHOP and integrated senior health campuses operated utilizing RIDEA structures, where we indirectly benefit from positive operating performance, if any, at such properties and are indirectly adversely impacted by negative operating performance, if any, at such properties.

RIDEA Expsoure

While the COVID-19 pandemic materially and adversely affected the senior housing industry broadly, we have seen steady recovery within our portfolio. Beginning in the first quarter of 2020, the NOI of our SHOP and integrated senior health campuses portfolios experienced pandemic-driven decreases, with the NOI (excluding Grant Income) for our Pre-Pandemic Same-Store SHOP Portfolio and our Pre-Pandemic Same-Store ISHC Portfolio reaching pandemic-era lows during the three months ended June 30, 2021 and December 31, 2020, respectively. Such pandemic-driven decreases were principally due to declines in occupancy, as many people were unable, or chose not, to move into our properties during the pandemic, and declines in margins, particularly as a result of higher labor costs, inflation and pandemic-related costs. Since then, our Pre-Pandemic Same-Store SHOP Portfolio and our Pre-Pandemic Same-Store ISHC Portfolio have shown improvement. We believe the recovery of our SHOP and integrated senior health campus performance from the impact of the COVID-19 pandemic (as illustrated by the below charts) will generally continue over time and that recovery towards pre-pandemic levels will drive our overall portfolio performance. No assurance can be given that this will be the case. See “Risk Factors” for important additional information.

SHOP Recovery Opportunity

(1)	Represents resident occupancy of the available beds/units. Percentage is based on the weighted average resident occupancy during the period presented.
(2)

Calculated as NOI (excluding Grant Income) divided by net revenue (excluding Grant Income), on a pro rata share basis. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures—Net Operating Income” included elsewhere in this prospectus for a reconciliation of NOI (excluding Grant Income) to net income (loss).

(3)	Calculated as NOI (excluding Grant Income) on a pro rata share basis for the three months of the applicable period multiplied by four.
(4)

As of September 30, 2023, our SHOP segment consisted of 46 buildings with 4,064 beds/units, which we divide into the Pre-Pandemic Same-Store SHOP Portfolio and the portfolio of properties not in the Pre-Pandemic Same-Store SHOP Portfolio. As of September 30, 2023, the Pre-Pandemic Same-Store SHOP Portfolio consisted of 20 buildings with 1,957 beds/units. The portfolio of properties not in the Pre-Pandemic Same-Store SHOP Portfolio consisted of 26 buildings with 2,107 beds/units.

Integrated Senior Health Campuses Recovery Opportunity

(1)

Represents resident occupancy of the available beds/units. Percentage is based on the weighted average resident occupancy during the period presented. We changed the measurement for senior housing occupancy in our integrated senior health campuses from beds to units beginning August 1, 2023. As a result, all historical occupancies were updated to units.

(2)

Calculated as NOI (excluding Grant Income) divided by net revenue (excluding Grant Income), on a pro rata share basis. Excludes ancillary income. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures—Net Operating Income” included elsewhere in this prospectus for a reconciliation of NOI (excluding Grant Income) to net income (loss).

(3)	Calculated as NOI (excluding Grant Income) on a pro rata share basis for the three months of the applicable period multiplied by four. Excludes ancillary income.
(4)

As of September 30, 2023, our ISHC Portfolio consisted of 125 campuses with 12,614 beds/units. We divide the ISHC Portfolio into the Pre-Pandemic Same-Store ISHC Portfolio and the portfolio of properties not in the Pre-Pandemic Same-Store ISHC Portfolio. As of September 30, 2023, the Pre-Pandemic Same-Store ISHC Portfolio consisted of 79 campuses with 7,823 beds/units. The portfolio of properties not in the Pre-Pandemic Same-Store ISHC Portfolio consisted of 46 campuses with 4,791 beds/units.

In addition, we believe that favorable demographic characteristics in many of the markets in which our assets are located will further support occupancy and revenue growth. We also believe our SHOP and integrated senior health campuses assets provide a valuable hedge against inflation, as the short-term nature of resident leases (typically for a term of one year or less) creates the opportunity for operators to adjust rents to reflect current market conditions.

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Demonstrated Flexible Capital Allocation and Portfolio Growth. Our substantial experience in multiple clinical healthcare asset classes allows us to dynamically adjust our acquisition focus on the asset classes that we believe will provide the most attractive risk-adjusted returns at any point in time to take advantage of the most compelling market pricing in each asset class and continue to grow when other asset classes may have unattractive terms. We believe this broadens our investment opportunities and prospects for sustained growth. Members of our management team have overseen the acquisition of approximately $9.6 billion in healthcare real estate investments (based on aggregate contract purchase price) over the last 17 years, on behalf of us and three other prior public reporting REITs. As reflected in the below chart, from the inception of GAHR III (the company that we merged with in the Merger) in February 2014 through September 30, 2023, we and GAHR III acquired and developed assets with an aggregate contract purchase price or construction cost (including licensing and furniture and fixture expenditures), respectively, of approximately $5.0 billion.

We believe that we maintain a competitive advantage in acquiring properties because of the scale of our business and the experience of our management team, particularly its experience in investing in properties in multiple clinical healthcare asset classes. We believe this experience allows us to identify off-market investment opportunities and investment opportunities that are strategically marketed to a limited number of investors, providing us with the opportunity to purchase assets outside of broadly-marketed, competitive bidding processes. In addition, while we have significant scale, we believe that our smaller asset size relative to certain other similar publicly traded companies potentially allows for more rapid growth at lower transaction volumes.

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Cohesive Management Team with Experience through Market Cycles. Certain members of our management team have been together for 17 years or more, and our senior management team (consisting of eight executives) has an average of approximately 27 years of healthcare industry or real estate industry experience per person, including at two of the three largest publicly traded healthcare REITs—Healthpeak Properties, Inc. (NYSE: PEAK) and Ventas, Inc. (NYSE: VTR). Danny Prosky, our Chief Executive Officer and President, has over 31 years of experience within the healthcare and real estate industries. He has significant knowledge of, and relationships within, these industries, due in part to his work at another publicly traded healthcare REIT and other healthcare companies. Our management team has a proven track record of successfully acquiring and managing portfolios of clinical healthcare assets and operating public reporting REITs (including handling SEC reporting, compliance and proactively monitoring the requisite internal controls) through various market cycles. In particular, our management team has built and managed four public healthcare REITs since 2006, including building our current portfolio since February 2014 and, for GAHR II, raising approximately $2.8 billion of equity, completing approximately $3.0 billion of gross investments, and, five years after launch, selling GAHR II for $4.0 billion to NorthStar Realty Finance Corp. (now known as DigitalBridge Group, Inc. (NYSE: DBRG)). We benefit from the significant experience of our management team and its ability to effectively navigate changing market conditions in an effort to seek to achieve attractive risk-adjusted returns.

We believe our management team’s depth of experience in the healthcare and real estate industries (including underwriting debt and equity investments in clinical healthcare assets), operations and finance provides us with significant perspective in underwriting potential investments. Our rigorous investment underwriting process focuses on both healthcare and real estate operations, and includes a detailed analysis of the property, including historical and projected cash flow and capital needs, visibility of location, quality of construction, and local economic, demographic and regulatory factors. Our investment underwriting process also includes an analysis of the financial strength and operational experience of the healthcare tenant or operator and, if applicable, its management team. We believe our underwriting process will support our ability to seek to achieve attractive risk-adjusted returns for our stockholders.

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Deep Operator, Tenant and Industry Relationships. Over the past 17 years, our management team has developed an extensive network of relationships with high-quality operators, tenants and other participants in the healthcare and real estate industries. We seek to maintain and develop relationships with partners that possess local market knowledge, have demonstrated hands-on management and have proven track records. Our long-term participation in the healthcare and real estate industries and reputation as an experienced and collaborative partner across multiple clinical healthcare asset classes has allowed us to expand many of our existing relationships through new investments and allows us to develop new relationships with high quality operators and tenants. We believe these relationships will continue to provide us with off-market investment opportunities and investment opportunities that are strategically marketed to a limited number of investors, providing us with the opportunity to purchase assets outside of broadly-marketed, competitive bidding processes. The below chart shows our top 10 tenants and operators as of September 30, 2023 (based on our pro rata share of Annualized Base Rent / Annualized NOI).

Top 10 Tenants and Operators

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Our Trilogy Investment Creates an Opportunity to Invest in Unique Integrated Senior Health Campuses that have Demonstrated Compelling Post-Pandemic Growth. All of our integrated senior health campuses are held in Trilogy, one of our consolidated joint ventures in which we indirectly owned a 74.0% interest as of September 30, 2023. These facilities allow residents to “age-in-place” by providing independent living, assisted living, memory care, skilled nursing and certain ancillary services, all within a single campus setting. Since investing in Trilogy in December 2015, we have grown our portfolio of integrated senior health campuses from 97 to 125 properties as of September 30, 2023, primarily by developing and managing purpose-built facilities that include both assisted living and skilled nursing units and often include independent living and memory care. Since our Trilogy occupancy reached a low point during the pandemic in the fourth quarter of 2020, our Trilogy occupancy has grown from 70.0% for the three months ended December 31, 2020 to 86.2% for the three months ended September 30, 2023. In addition, from the first quarter of 2021 to the third quarter of 2023, our quarterly net loss decreased by 68.2%, our quarterly NOI (excluding Grant Income) increased by 59.2%, and our quarterly Trilogy NOI (excluding Grant Income) grew by 700.7%. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures—Net Operating Income” included elsewhere in this prospectus for a reconciliation of NOI (excluding Grant Income) to net income (loss). All of these facilities are managed by the Trilogy Manager, an independent third-party operator of senior living communities founded in 1997, with approximately 17,000 employees as of September 30, 2023. The Trilogy Manager has a well-established track record of high-quality care that drives performance at these facilities. The management agreement between Trilogy and the Trilogy Manager limits the Trilogy Manager’s ability to compete with us and our portfolio.

Key drivers of the success of our Trilogy investment include: (1) providing residents with the ability to “age-in-place” and increase their level of care without changing facilities; (2) providing both assisted living and skilled nursing units within the same facility, resulting in operational efficiencies and cost savings; (3) using size and geographic concentrations to seek efficiencies (for example, the Trilogy Manager leverages centralized key business functions, such as recruiting, marketing and compliance, for use by multiple facilities, and the Trilogy Manager has developed an “internal agency” of nurses, called Flex Force, that can work as needed at different facilities, eliminating the need for costly third-party staffing agencies and increasing the ability to maintain consistent high-quality service); (4) newer buildings with an average age of 8.9 years (as compared to the industry average of 42.1 years for SNFs and 21.2 years for senior housing, according to JLL Research, NIC Map Data Services); (5) emphasizing post-acute skilled nursing, which provides a source of future assisted living residents; and (6) utilizing the Trilogy Manager development teams to identify, source and manage the ground-up development of facilities (for example, over the past seven years the Trilogy Manager has sourced three to five facilities for Trilogy annually, which we believe is scalable and will provide potential opportunities for future growth).

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Robust Operating Platform and Proactive Portfolio Management with Institutional Scale. As the ninth largest public reporting healthcare REIT (based on total assets as of September 30, 2023), we have a significant operating platform, with 112 employees and with sophisticated internal systems to manage our properties. We have a proactive approach to asset and property management that we believe enhances the performance of our portfolio. We seek to identify and address issues that may adversely affect our assets, such as deterioration in local real estate fundamentals, operating deficiencies, credit deterioration and general market disruption (e.g., such as from the COVID-19 pandemic or regulatory developments).

We actively monitor our portfolio through a variety of methods, which include regular and ongoing contact with our tenants and operators to closely track financial and operating performance by, among other things, reviewing financial statements that our counterparties are contractually obligated to provide to us, reviewing operating performance and clinical outcome data for our facilities, and participating in meetings and joint strategic planning sessions with facility management teams to seek to optimize outcomes. We believe this level of engagement, combined with our management team’s experience in the healthcare and real estate industries, allow us to adopt risk mitigation strategies for troubled tenants and operators (which could include their replacement and sale of non-core properties), anticipate changes in economic, market and regulatory conditions and make appropriate adjustments to our portfolio. Our regular focus on asset management enables us to identify strategic opportunities to complete capital expenditures designed to enhance a facility and improve its market position, occupancy and growth prospects.

Business Objectives and Growth Strategies

Our business objectives are to grow our cash flows, maintain financial flexibility, increase the value of our portfolio, make regular cash distributions to our stockholders, and generate attractive risk-adjusted returns through the following growth strategies:

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Capture Growth from COVID-19 Recovery through Leasing and Expense Controls at Our Senior Housing Facilities, Integrated Senior Health Campuses and SNFs. Occupancy at senior housing facilities, integrated senior health campuses and SNFs has generally been recovering from declines brought on by the COVID-19 pandemic. We believe that the high-quality residential experience delivered by the operators and tenants at our senior housing facilities, integrated senior health campuses and SNFs will, over time, support a continuing recovery in occupancy towards pre-pandemic levels and potentially increase value. See “—Competitive Strengths—Growth Potential from COVID-19 Recovery in SHOP and Integrated Senior Health Campuses Portfolios.”

Additionally, our operators and tenants have increasingly focused on expense controls, with specific emphasis on reducing reliance on “agency” staffing, which is often inefficient and reduces the ability to maintain consistent high-quality staffing. Finally, as senior housing resident leases expire, which typically occurs annually, our operators and tenants have the opportunity to increase rates, which we believe is a valuable quality in an inflationary environment. We believe that occupancy trends, expense control initiatives and the ability to seek rent increases when relatively short-term resident leases expire in senior housing will improve performance at our integrated senior health campus and SHOP segments and increase rent coverage and the stability of our rental revenue in our senior housing—leased and SNF segments over time.

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External Growth through Disciplined and Targeted Acquisitions to Expand Our Diversified Portfolio. We plan to continue our disciplined and targeted acquisition strategy of identifying healthcare real estate investments that are individually compelling and contribute to our portfolio’s overall diversification by healthcare asset class, geography, market, tenant and operator. We intend to focus primarily on MOBs, senior housing facilities and SNF investments. When making MOB investments, we will continue to focus on strong hospital system affiliations, as well as high-quality properties with creditworthy tenants. When making senior housing facility and SNF investments, we focus on assets that we believe are located in areas that have characteristics supporting demand, such as growing senior populations. We work closely with numerous strong tenants and operators in order to identify acquisition and other investment opportunities in their local markets, as well as selective new markets. Many of our tenants and operators have demonstrated a desire, as well as the resources, to grow, and we expect our strong relationships with these tenants and operators to continue to lead to additional investment opportunities. We will also look to establish new tenant and operator relationships with local and regional operators with experienced management teams that we believe are highly qualified and meet our investment and operating standards.

We are highly focused on growing our business where we believe that we can capture the most attractive opportunities across different clinical healthcare asset classes while maintaining our portfolio’s overall diversification. We intend to execute our external growth strategy in our existing markets and selectively in new markets that we believe have attractive demographic and competitive trends. We believe our reputation, in-depth market knowledge and extensive network of established relationships in the healthcare and real estate industries will continue to provide us access to attractive investment opportunities.

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Continue to Develop Integrated Senior Health Campuses through Experienced Development Partner. Through Trilogy, as of September 30, 2023, we have invested in the development of 28 integrated senior health campuses. The nine most recently opened integrated senior health campuses developed and owned by Trilogy that have stabilized had a weighted average cost of approximately $17,900,000 per facility, or $158,471 per bed/unit, and a weighted average stabilized yield on cost of 11.2%. See “—Trilogy and the Trilogy Manager—Trilogy—Trilogy Developments” for more information and for how we define “stabilized” and “yield on cost.” As a result of these developments and other expansions and investments, we have added approximately 3,706 beds/units to our portfolio since our investment in Trilogy in December 2015, a 35.4% increase in number of beds/units. We, through Trilogy, have exclusive rights to opportunities identified by the Trilogy Manager, including future developments. Trilogy has long-standing relationships in the industry, and we intend to continue to seek to expand our portfolio by leveraging those relationships in order to develop integrated senior housing campuses. We work closely with the Trilogy Manager to identify acquisition, development, and other investment opportunities in its existing markets, as well as selective new markets.

As reflected in the table below, as of September 30, 2023, Trilogy had under construction (1) four expansions expected to add an aggregate of approximately 61 beds/units, to be completed in 2023 and the third quarter of 2024, and to have an aggregate estimated cost of approximately $10,635,000 and (2) five new developments expected to consist of an aggregate of approximately 597 beds/units, to be completed in 2023 and 2024, and to have an aggregate estimated construction cost of approximately $127,872,000. There can be no assurance that these expansion or development projects will be completed on the timeline and terms described or at all, or that returns we receive will be similar to those achieved on our past expansion and development investments, including the yield on cost set forth in the prior paragraph with respect to recently stabilized developments. See “Risk Factors—Risks Related to Investments in Real Estate—Inaccuracies in our underwriting assumptions and/or delays in the selection, acquisition, expansion or development of real properties may materially and adversely affect us.”

Location	Beds/Units Added	Total Estimated Cost (in thousands)	Planned Opening Date
Expansions
Crawfordsville, IN	17	$353	Q4 2023
Lafayette, IN	14	339	Q4 2023
Kokomo, IN	20	6,400	Q3 2024
Washington, IN	10	3,543	Q3 2024

Expansions Total	61	$10,635

Developments (1)
Liberty Township, OH	120	$23,280	Q4 2023
Bowling Green, OH	116	22,905	Q4 2023
Hudsonville, MI	124	26,616	Q2 2024
Muskegon, MI	124	27,565	Q2 2024
Lancaster, OH	113	27,506	Q2 2024

Developments Total	597	$127,872

Total	658	$138,507

(1)

These five developments as of September 30, 2023 are being conducted through a joint venture, in which Trilogy owns an approximately 49.0% interest. Trilogy has purchase options on these five developments once they are completed at fair market value. This joint venture has no future commitments or plans to conduct more developments.

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Provide Sustained Stability through Consistent MOB Performance with Opportunity for Revenue Growth Driven by Occupancy Gains and Improving Lease Spreads. Our MOB segment has historically provided the most stable cash flows of our segments. We expect our diverse MOB portfolio to continue to provide stable cash flows to help support an attractive dividend to our stockholders. We will also seek to increase MOB occupancy and rental rates to unlock additional rental revenue. Our experienced leasing professionals are dedicated to increasing tenant retention and releasing spreads, as well as entering into leases with new tenants, and executing leases with attractive terms, such as favorable rent escalation clauses. As of September 30, 2023, our MOBs were 89.7% leased. Based on our view of the generally favorable supply/demand dynamic, which continues to improve with increased construction costs, and current leasing activity, we believe that we can increase our overall MOB occupancy and rental rates to grow rental revenue. Additionally, most of our MOB leases benefit from contractual rent escalation provisions that provide organic rent growth in addition to potential gains that may be achieved through leasing activity.

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Actively Position our Balance Sheet for Growth. Upon completion of this offering, we believe we will be well positioned to grow our portfolio by opportunistically pursuing acquisitions in a disciplined manner, while maintaining a flexible balance sheet. As of September 30, 2023, on a pro forma basis after the use of the net proceeds from this offering to repay certain indebtedness, we had total debt of approximately $1,817,498,000, 11.4% of which was unsecured, and $911,038,000 of total liquidity, comprised of $875,860,000 of undrawn capacity under our lines of credit and $35,178,000 of cash and cash equivalents. We believe our leverage profile, which we believe has a well-laddered maturity schedule, and liquidity position us to pursue attractive external growth opportunities in a prudently capitalized manner. We believe that becoming a publicly traded REIT will enable us over time to access multiple forms of equity and debt capital currently not available to us, potentially further enhancing our financial flexibility to fund attractive external growth opportunities.

Our Properties

As of September 30, 2023, we owned and/or operated 298 buildings and integrated senior health campuses. The following table presents certain additional information about our real estate investments as of September 30, 2023.

(dollars and square feet in thousands)
							Pro Rata Share Basis		Consolidated Basis
	Number of Buildings/ Campuses (1)(2)	GLA (Sq Ft)	% of GLA	Leased % (3)	Wtd Avg Lease Term (in years)	Aggregate Contract Purchase Price	Annualized Base Rent/ Annualized NOI (4)	% of Annualized Base Rent/ Annualized NOI	Annualized Base Rent/ Annualized NOI (4)	% of Annualized Base Rent/ Annualized NOI
Integrated Senior Health Campuses	125	9,218	48.9%	86.2%	—	$1,943,134	$112,993	40.4%	$152,698	47.6%
MOBs	90	4,517	23.9	89.7	5.0	1,270,474	100,576	36.0	101,089	31.5
SHOP	46	3,388	17.9	79.3	—	729,767	22,759	8.1	22,933	7.1
Senior Housing—Leased	20	673	3.6	100	7.6	179,285	12,426	4.4	12,426	3.9
SNFs	15	906	4.8	100	9.0	223,500	22,291	8.0	22,291	7.0
Hospitals	2	173	0.9	100	13.1	139,780	8,591	3.1	9,336	2.9

Total/weighted average (5)	298	18,875	100%	92.6%	6.2	$4,485,940	$279,636	100%	$320,773	100%

(1)

As of September 30, 2023, we owned and/or operated 100% of our properties, with the exception of our investments through Trilogy, Lakeview IN Medical Plaza, Southlake TX Hospital, Pinnacle Beaumont ALF, Pinnacle Warrenton ALF and Louisiana Senior Housing Portfolio.

(2)

We own fee simple interests in all of our land, buildings and campuses except for (a) 19 MOB buildings (28.4% of MOB GLA) for which we own fee simple interests in the buildings and other improvements on such properties subject to ground leases, (b) five integrated senior health campuses (4.4% of the GLA for integrated senior health campuses and 4.2% of beds/units) for which we own fee simple interests in the buildings and other improvements on such properties subject to ground leases, (c) one SNF (14.8% of SNF GLA) for which we own a fee simple interest in the building and other improvements on such property subject to a ground lease and (d) 20 integrated senior health campuses (14.6% of the GLA for integrated senior health campuses and 15.3% of beds/units) that were leased to Trilogy by third parties.

(3)

Leased percentage includes all third-party leased space of the properties included in the respective segment (including master leases) as of September 30, 2023, except for our SHOP and integrated senior health campuses where leased percentage represents resident occupancy of the available beds/units therein for the three months ended September 30, 2023.

(4)

With the exception of our SHOP and integrated senior health campuses, amount is based on Annualized Base Rent (on a pro rata share or consolidated basis, as applicable) from leases as of September 30, 2023. For our SHOP and integrated senior health campuses, amount is based on Annualized NOI (on a pro rata share or consolidated basis, as applicable) due to the characteristics of the RIDEA structure.

(5)	Weighted average leased percentage excludes our SHOP and integrated senior health campuses.

The following table presents information on our beds/units as of September 30, 2023.

	Consolidated Beds/Units (1)
Reportable Segment	Senior Housing	SNF	Total	% of Total Beds/Units
Integrated Senior Health Campuses	5,380	7,234	12,614	64.1%
MOBs	N/A	N/A	N/A	N/A
SHOP	3,929	135	4,064	20.7
Senior Housing—Leased	928	—	928	4.7
SNFs	—	2,061	2,061	10.5
Hospitals	N/A	N/A	N/A	N/A

Total	10,237	9,430	19,667	100%

(1)	Represents actual available beds/units and not licensed beds/units.

Geographic Diversification

The following map shows our 298 buildings and integrated senior health campuses as of September 30, 2023.

The following table lists our property locations and provides certain information regarding our portfolio’s geographic diversification as of September 30, 2023.

(sq ft and dollars in thousands)				Pro Rata Share Basis
State	Number of Buildings / Campuses	GLA (Sq Ft)	% of GLA	Annualized Base Rent / Annualized NOI (1)	% of Annualized Base Rent / Annualized NOI
Alabama	5	290	1.5%	$5,246	1.9%
Arkansas	1	51	0.3	821	0.3
Arizona	1	34	0.2	873	0.3
California	8	314	1.7	2,978	1.1
Colorado	6	287	1.5	6,636	2.4
Connecticut	3	109	0.6	2,282	0.8
District of Columbia	1	134	0.7	4,861	1.7
Florida	1	11	0.1	632	0.2
Georgia	11	420	2.2	9,312	3.3
Iowa	1	38	0.2	598	0.2
Illinois	12	399	2.1	7,102	2.5
Indiana	75	5,225	27.7	74,436	26.7
Kansas	2	116	0.6	3,070	1.1
Kentucky	17	1,504	8.0	(717)	(0.3)
Louisiana	7	257	1.4	710	0.3
Massachusetts	7	513	2.7	13,202	4.7
Maryland	1	78	0.5	1,731	0.6
Michigan	28	1,588	8.4	23,109	8.3
Minnesota	1	46	0.2	1,078	0.4
Missouri	12	769	4.1	16,306	5.8
Mississippi	2	76	0.4	830	0.3
North Carolina	8	330	1.7	8,463	3.0
Nebraska	2	282	1.5	372	0.1
New Jersey	4	161	0.9	3,866	1.4
Nevada	1	191	1.0	4,969	1.8
New York	1	91	0.5	3,032	1.1
Ohio	32	2,468	13.1	30,430	10.9
Oregon	1	62	0.3	1,736	0.6
Pennsylvania	8	556	2.9	13,172	4.7
South Carolina	1	59	0.3	1,703	0.6
Tennessee	1	46	0.2	706	0.3
Texas	22	1,454	7.7	22,792	8.2
Utah	1	66	0.3	(171)	(0.1)
Virginia	2	284	1.5	4,444	1.6
Washington	2	77	0.4	2,258	0.8
Wisconsin	4	334	1.8	2,242	0.8

Total Domestic	292	18,720	99.2	275,110	98.4

Isle of Man and UK	6	155	0.8	4,526	1.6

Total	298	18,875	100%	$279,636	100%

(1)

Amount is based on Annualized Base Rent (on a pro rata share basis) from leases as of September 30, 2023, with the exception of our SHOP and integrated senior health campuses, which amount is based on Annualized NOI (on a pro rata share basis) due to the characteristics of the RIDEA structure.

The following charts show our regional diversification as of September 30, 2023 based on percentage of Annualized Base Rent / Annualized NOI on a pro rata share basis.

Regional Diversification (1)

(1)

Based on the aggregate of (a) Annualized Base Rent (on a pro rata share basis) from leases as of September 30, 2023 for our MOBs, senior housing—leased, SNFs and hospitals and (b) Annualized NOI (on a pro rata share basis) as of September 30, 2023 for our SHOP and integrated senior health campuses.

Diversification by State (1)

(1)

Based on the aggregate of (a) Annualized Base Rent (on a pro rata share basis) from leases as of September 30, 2023 for our MOBs, senior housing—leased, SNFs and hospitals and (b) Annualized NOI (on a pro rata share basis) as of September 30, 2023 for our SHOP and integrated senior health campuses.

The following table shows the percentage of each of our top 10 states’ Annualized Base Rent / Annualized NOI on a pro rata share basis that is applicable to each of our reportable segments.

Reportable Segment Composition of Top 10 States (1)

State	Integrated Senior Health Campuses	MOBs	SHOP	Senior Housing— Leased	Hospitals	SNFs	Total
1. Indiana	97.5%	5.9%	(3.4%)	—	—	—	100%
2. Ohio	90.5%	9.5%	—	—	—	—	100%
3. Michigan	61.9%	14.3%	0.9%	22.9%	—	—	100%
4. Texas	—	47.8%	20.7%	—	31.5%	—	100%
5. Missouri	—	43.1%	5.2%	—	—	51.7%	100%
6. Massachusetts	—	36.3%	—	—	—	63.7%	100%
7. Pennsylvania	—	31.4%	68.6%	—	—	—	100%
8. Georgia	—	100%	—	—	—	—	100%
9. North Carolina	—	21.1%	78.9%	—	—	—	100%
10. Illinois	—	63.3%	—	36.7%	—	—	100%

(1)

Based on the aggregate of (a) Annualized Base Rent (on a pro rata share basis) from leases as of September 30, 2023 for our MOBs, senior housing—leased, SNFs and hospitals and (b) Annualized NOI (on a pro rata share basis) as of September 30, 2023 for our SHOP and integrated senior health campuses.

Tenant and Operator Diversification

The following table provides certain information regarding our portfolio’s top 10 tenants and operators as of September 30, 2023.

Tenants / Operators	Property Segment	% of Annualized Base Rent / Annualized NOI on a Pro Rata Share Basis (1)
Trilogy Manager (operator)	Integrated Senior Health Campuses	40.4%
Heritage Senior Living (operator)	SHOP	3.2
Reliant Care Management (tenant and operator)	SNF	3.0
Bane Care Management (tenant and operator)	SNF	3.0
Christus Good Shepherd Health System (tenant)	MOBs	2.7
Methodist Health System (tenant and operator)	Hospitals	2.6
Cogir Senior Living (operator)	SHOP	2.4
Vista Springs (tenant and operator)	Senior Housing—Leased	1.9
Senior Solution Management Group, Texas Portfolio (operator)	SHOP	1.8
TL Management (tenant and operator)	SNF	1.7

Total		62.7%

(1)

Represents the percentage of the aggregate of (a) Annualized Base Rent (on a pro rata share basis) from leases as of September 30, 2023 for our MOBs, senior housing—leased, SNFs and hospitals and (b) Annualized NOI (on a pro rata share basis) as of September 30, 2023 for our SHOP and integrated senior health campuses.

Tenants

The following table provides certain information regarding our portfolio’s top 10 tenants as of September 30, 2023, excluding our SHOP and integrated senior health campuses.

Tenants	Property Segment	Number of Buildings	% of Annualized Base Rent / Annualized NOI on a Pro Rata Share Basis (1)
Reliant Care Management	SNF	8	3.0%
Bane Care Management	SNF	5	3.0
Christus Good Shepherd Health System	MOBs	8	2.7
Methodist Health System	Hospitals	1	2.6
Vista Springs	Senior Housing—Leased	9	1.9
TL Management	SNF	1	1.7
Mercy Health	MOBs	2	1.6
Prime Healthcare	MOBs	1	1.4
Compass Senior Living	Senior Housing—Leased	5	0.9
Montefiore Medical Center	MOBs	1	0.9

Total		41	19.7%

(1)

Represents the percentage of the aggregate of (a) Annualized Base Rent (on a pro rata share basis) from leases as of September 30, 2023 for our MOBs, senior housing—leased, SNFs, and hospitals and (b) Annualized NOI (on a pro rata share basis) as of September 30, 2023 for our SHOP and integrated senior health campuses.

The following table provides certain information regarding our MOB segment’s top five tenants as of September 30, 2023.

Tenants	Number of Buildings	% of Annualized Base Rent on a Pro Rata Share Basis (1)	S&P Credit Rating
Christus Good Shepherd Health System	8	7.4%	A+
Mercy Health	5	4.4	A+
Prime Healthcare	1	4.0	B-
Montefiore Medical Center	6	2.3	BBB-
Atrius Health, Inc.	1	2.1	BBB
Remaining Portfolio	69	79.8

Total	90	100%

(1)	Represents the percentage of Annualized Base Rent (on a pro rata share basis) from leases as of September 30, 2023.

The following table provides certain information regarding our top five tenants as of September 30, 2023, for our senior housing—leased, SNF and hospital segments.

Tenants	Property Segment	Number of Buildings	% of Annualized Base Rent on a Pro Rata Share Basis (1)	S&P Credit Rating
Reliant Care Management	SNF	8	19.4%	—
Bane Care Management	SNF	5	19.4	—
Methodist Health System	Hospitals	1	16.6	AA-
Vista Springs	Senior Housing—Leased	9	12.2	—
TL Management	SNF	1	11.2	—
Remaining Portfolio		13	21.2

Total		37	100%

(1)	Represents the percentage of Annualized Base Rent (on a pro rata share basis) from leases as of September 30, 2023.

Operators

The following table provides certain information regarding our portfolio’s top 10 operators as of September 30, 2023.

Operators	Property Segment	Number of Beds/Units	% of Annualized Base Rent / Annualized NOI on a Pro Rata Share Basis (1)
Trilogy Manager	Integrated Senior Health Campuses/SHOP	12,865	40.5%
Heritage Senior Living	SHOP	651	4.2
Senior Solution Management Group	SHOP	1,490	3.1
Reliant Care Management	SNF	1,105	3.0
Bane Care Management	SNF	604	3.0
Methodist Health System	Hospitals	54	2.6
Cogir Senior Living	SHOP	402	2.4
Vista Springs	Senior Housing—Leased	390	1.9
TL Management	SNF	296	1.7
Caring Homes	Senior Housing—Leased	311	1.6

Total		18,168	64.0%

(1)

Represents the percentage of the aggregate of (a) Annualized Base Rent (on a pro rata share basis) from leases as of September 30, 2023 for our MOBs, senior housing—leased, SNFs, and hospitals and (b) Annualized NOI (on a pro rata share basis) as of September 30, 2023 for our SHOP and integrated senior health campuses.

The following table provides certain information regarding our SHOP portfolio’s operators as of September 30, 2023.

Partner/Operator	Number of Buildings	Number of Consolidated Beds/Units	Pro Rata Beds/Units (1)	Our Ownership% of Buildings (1)(2)
Senior Solution Management Group (3)	17	1,490	1,457	97.8%
Priority Life Care	6	652	652	100%
Heritage Senior Living	5	651	651	100%
Cogir Senior Living (4)	7	402	402	100%
Omega Senior Living (3)	4	327	327	100%
Integral Senior Living (4)	5	291	291	100%
Trilogy Management	2	251	251	100%

Total	46	4,064	4,031	99.2%

(1)	Based of end of quarter beds/units and our ownership.
(2)	Ownership percentage weighted based on beds/units.
(3)	The Lafayette portfolio transitioned from Omega Senior Living to Senior Solution Management Group on October 1, 2023. It includes 2 buildings and 107 beds/units.
(4)	Five of our buildings transitioned from Integral Senior Living to Cogir Senior Living, two of which transitioned on November 1, 2023 and three of which transitioned on December 1, 2023.

The following map shows the locations of our SHOP buildings and integrated senior health campuses as of September 30, 2023.

Lease Expirations

Substantially all of our leases with residents at our SHOP and integrated senior health campuses are for a term of one year or less. The following table presents information about the expirations of our Annual Base Rent by segment as of September 30, 2023, excluding our SHOP and integrated senior health campuses.

	Annual Base Rent of Expiring Leases (1) and
(dollars in thousands)	% of Total Annual Base Rent Represented by Expiring Leases
Year	MOBs		Hospitals		Senior Housing — Leased (2)		SNFs		Interest Income (3)		Total
2023	$5,085	4.5%	$—	— %	$—	— %	$—	— %	$—	— %	$5,085	3.1%
2024	11,113	9.7	—	—	—	—	—	—	—	—	11,113	6.7
2025	17,093	15.0	—	—	—	—	—	—	4,011	100	21,104	12.8
2026	4,871	4.3	—	—	—	—	—	—	—	—	4,871	3.0
2027	10,646	9.3	—	—	—	—	—	—	—	—	10,646	6.5
Thereafter	65,294	57.2	11,745	100	7,699	100	27,144	100	—	—	111,882	67.9

Total	$114,102	100%	$11,745	100%	$7,699	100%	$27,144	100%	$4,011	100%	$164,701	100%

Weighted Average Lease Term (in years) (4)	5.0		13.1		7.6		9.0				6.2

(1)	Amount is based on the total Annual Base Rent expiring in the applicable year, based on leases as of September 30, 2023. Month-to-month leases are included as expirations in 2023.
(2)	Our Michigan ALF Portfolio transitioned to SHOP on November 1, 2023 and is excluded from senior housing—leased.
(3)

Interest income from debt security investment. As of September 30, 2023, the carrying amount of the debt security investment was $85,922,000. The debt security bears an interest rate on the stated principal amount thereof equal to 4.24% per annum, the terms of which security provide for monthly interest-only payments. The debt security matures on August 25, 2025 at a stated amount of $93,433,000, resulting in an anticipated yield-to-maturity of 10.0% per annum.

(4)	Lease term is weighted based on GLA of expiring leases and excludes interest income.

The following table presents the sensitivity of our Annual Base Rent due to lease expirations for our MOB portfolio for the next 10 years and thereafter at our properties as of September 30, 2023.

Year	Number of Expiring Leases	Total Sq. Ft. of Expiring Leases	% of GLA Represented by Expiring Leases	Annual Base Rent of Expiring Leases (1)	% of Total Annual Base Rent Represented by Expiring Leases
2023	49	204	4.7%	$5,085	4.4%
2024	86	467	10.3	11,113	9.7
2025	82	641	14.2	17,093	15.0
2026	48	210	4.6	4,871	4.3
2027	60	395	8.7	10,646	9.3
2028	56	535	11.8	15,270	13.4
2029	38	360	8.0	10,634	9.3
2030	33	304	6.7	8,778	7.7
2031	14	128	2.8	3,786	3.3
2032	23	225	5.0	7,304	6.4
Thereafter	43	592	13.1	19,522	17.2
Vacant	—	456	10.1	—	—

Total	532	4,517	100%	$114,102	100%

(1)	Amount is based on the total Annual Base Rent expiring in the applicable year, based on leases as of September 30, 2023.

Acquisitions, Developments and Dispositions

The following tables provide certain information on our acquisitions, developments and dispositions completed year to date as of September 30, 2023.

(dollars in thousands)
Acquisitions
Reportable Segment	Number of Buildings/ Campuses	Beds/Units	Ownership Percentage (1)	Purchase Price	Pro Rata Purchase Price	Average Cost per Bed/Unit
Integrated Senior Health Campuses	1	65	74.0%	$11,000	$8,139	$169

Developments
Reportable Segment	Number of Buildings/ Campuses	Beds/Units	Ownership Percentage (1)	Cost	Pro Rata Cost	Average Cost per Bed/Unit
Integrated Senior Health Campuses—Development	1	35	74.0%	$8,685	$6,427	$248

Dispositions
Reportable Segment	Number of Buildings/ Campuses	Beds/Units/ GLA	Ownership Percentage (1)	Gross Proceeds (2)	Closing cost	Property Debt	Net Sale Proceeds (3)
SHOP	6	918	98.1%	$53,530	$2,602	$—	$49,956
MOB	14	463,639	100%	$123,310	$2,813	$(26,856)	$93,642

(1)	Ownership percentage at quarter end.
(2)	Gross proceeds include noncontrolling interest’s share as applicable.
(3)	Net sale proceeds is based on gross proceeds less property debt repayments including any fees or penalties associated with repayment, transaction costs and noncontrolling interest.

Segment Information

The following table provides certain historical information regarding our six segments:

(dollars in millions, except annual base rent per sq. ft.)	As of and for the Three Months Ended			As of and for the Years Ended December 31,
	September 30, 2023	June 30, 2023	March 31, 2023	2022	2021	2020
Integrated Senior Health Campuses
Leased Percentage (1)	86.2%	84.8%	84.2%	82.0%	73.5%	76.2%
Revenue	$372	$363	$362	$1,255	$1,026	$983
NOI Margin (2)	9.9%	9.4%	9.2%	9.7%	8.0%	5.4%
SHOP
Leased Percentage (1)	79.3%	76.8%	75.7%	73.8%	71.3%	75.2%
Revenue	$44	$48	$47	$157	$144	$154
NOI Margin (2)	11.1%	8.2%	10.8%	6.0%	9.5%	19.3%
MOBs
Leased Percentage (3)	89.7%	89.7%	88.7%	89.0%	92.0%	90.3%
Annual Base Rent Per Sq Ft	$24.95	$24.99	$24.85	$24.64	$24.23	$23.78
NOI Margin (2)	61.6%	62.0%	61.6%	62.1%	63.5%	63.7%
SNFs
Leased Percentage (3)	100%	100%	100%	100%	100%	100%
Tenant Occupancy (1)	91.5%	90.8%	91.5%	88.3%	86.0%	82.4%
Revenue (4)	$6	$6	$7	$26	$26	$28
NOI Margin (2)	94.3%	93.8%	92.9%	91.7%	92.5%	92.4%
Hospitals
Leased Percentage (3)	100%	100%	100%	100%	100%	100%
Tenant Occupancy (1)	NA	NA	NA	NA	NA	NA
Revenue	$2	$2	$2	$10	$10	$11
NOI Margin (2)	96.5%	95.1%	95.2%	95.5%	95.4%	95.9%
Senior Housing—Leased
Leased Percentage (3)	100%	100%	100%	100%	100%	100%
Tenant Occupancy (1)	78.2%	76.8%	75.3%	74.3%	77.5%	76.9%
Revenue (5)	$5	$5	$5	$21	$23	$23
NOI Margin (2)	91.8%	95.8%	96.2%	96.7%	96.0%	96.0%

(1)

Represents resident occupancy of the available beds/units therein. Percentage is based on the weighted average resident occupancy during the period presented. We changed the measurement for senior housing occupancy in our integrated senior health campuses from beds to units beginning August 1, 2023. As a result, all historical occupancies were updated to units.

(2)

Calculated as NOI divided by net revenue excluding Grant Income. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures—Net Operating Income” included elsewhere in this prospectus for a reconciliation of NOI (excluding Grant Income) to net income (loss).

(3)	Includes all third-party leased space of the properties included in the respective segment (including master leases).
(4)	Excludes impact of a full amortization of $8,073,000 of above-market leases related to the transition of SNFs within our Central Wisconsin Senior Care Portfolio to a RIDEA structure in March 2023.
(5)	Excludes impact of a full amortization of $2,756,000 of above-market leases related to the transition of senior housing—leased within our Michigan ALF Portfolio to a RIDEA structure.

The following chart provides certain historical information regarding the revenue per occupied unit/bed of our SHOP and integrated senior health campuses segments.

Revenue Per Occupied Unit/Bed

(1)	Excludes disposed assets.
(2)

We changed the measurement for senior housing occupancy in our integrated senior health campuses from beds to units beginning August 1, 2023. As a result, all historical occupancies were updated to units.

Additional Segment Information—MOB Segment

The following table provides Same-Store information for our MOB segment for the periods presented.

	Three Months Ended					% Change Q3 2023 vs Q3 2022	Nine Months Ended		% Change 2023 vs 2022
Same-Store	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023	September 30, 2023		September 30, 2022	September 30, 2023
Properties	90	90	90	90	90		90	90
Consolidated GLA	4,500	4,501	4,500	4,500	4,518		4,500	4,518
Pro Rata GLA	4,477	4,478	4,477	4,477	4,492		4,477	4,492
Occupancy	89.6%	89.2%	88.9%	89.5%	89.7%	0.1%	89.6%	89.7%	0.1%
Same-Store revenues	$32,333	$32,929	$33,590	$33,709	$34,246	5.9%	$97,633	$101,545	4.0%
Same-Store operating expenses	12,313	12,251	12,637	12,406	12,939	5.1%	36,339	37,982	4.5%

Same-Store NOI (1)	$20,020	$20,678	$20,953	$21,303	$21,307	6.4%	$61,294	$63,563	3.7%

Same-Store NOI margin %	61.9%	62.8%	62.4%	63.2%	62.2%	0.3%	62.8%	62.6%	(0.2%)
Same-Store revenue per square foot	$28.89	$29.42	$30.01	$30.12	$30.49		$29.08	$30.14
Same-Store NOI per square foot	$17.89	$18.47	$18.72	$19.03	$18.97		$18.25	$18.87

(1)

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures—Net Operating Income” included elsewhere in this prospectus for a reconciliation of Same-Store NOI to net income (loss).

The following table provides information on our MOB segment and the percentage of pro rata square feet that are on-campus or adjacent to hospitals or Affiliated MOB as of September 30, 2023.

	Pro Rata Square Feet
	On-Campus/ Adjacent	Off-Campus		Total
		Affiliated	Unaffiliated
MOB Square Feet	1,946	1,421	1,125	4,492
% of Square Feet	43.4%	31.6%	25.0%	100%

The following table provides information on the change in occupied square feet for our MOB portfolio from December 31, 2022 to September 30, 2023.

(sq ft in thousands)	Occupied Square Feet
MOB Absorption
Occupied Square Feet as of December 31, 2022	4,421
Expirations	(411)
Renewals	343
New leases	113
Terminations	(19)
Adjustment/remeasurement	15
Dispositions	(409)

Occupied Square Feet as of September 30, 2023	4,053

Retention (1)
Three months ended September 30, 2023	93.5%
Trailing Twelve months ended September 30, 2023	92.6%

(1)	The rate which the total square footage of tenants renewed or remained over the total expiring square footage.

As of September 30, 2023, approximately 52% of our existing MOB leases were either triple-net leases, which allow us to pass through substantially all expenses associated with property taxes, insurance, utilities, repairs and maintenance, and other operating expenses (including increases thereto) to our tenants, or absolute net leases, which all operating expenses are paid by tenants directly to the service providers. Our remaining MOB leases are generally modified gross, or base year, leases, which only provide for recoveries of operating expenses above the operating expenses from the initial year within each lease while the office gross leases do not allow for any operating expense recovery.

Additional Segment Information—Senior Housing—Leased, SNF and Hospitals Segments

The following table provides Same-Store information on a combined basis for our senior housing—leased, SNFs and hospital segments for the periods presented.

	Three Months Ended						Nine Months Ended		% Change 2023 vs 2022
Same-Store	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023	September 30, 2023	% Change Q3 2023 vs Q3 2022	September 30, 2022	September 30, 2023
Properties	37	37	37	37	37		37	37
Consolidated beds/units	2,989	2,989	2,989	2,989	2,989		2,993	2,989
Pro Rata beds/units	2,989	2,989	2,989	2,989	2,989		2,993	2,989
Tenant Occupancy (1)	85.9%	85.1%	85.8%	86.4%	86.3%	0.4%	85.9%	86.2%	0.2%
Same-Store revenues	$11,111	$11,112	$11,291	$11,299	$11,470	3.2%	$33,639	$34,060	1.3%
Same-Store operating expenses	579	574	714	686	638	10.2%	2,112	2,038	(3.5%)

Same-Store NOI (2)	$10,532	$10,538	$10,577	$10,613	$10,832	2.8%	$31,527	$32,022	1.6%

Same-Store NOI margin %	94.8%	94.8%	93.7%	93.9%	94.4%	(0.4%)	93.7%	94.0%	0.3%

(1)	Facilities are 100% triple-net leased and operators’ occupancies are one quarter in arrears and excludes hospitals.
(2)

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures—Net Operating Income” included elsewhere in this prospectus for a reconciliation of Same-Store NOI to net income (loss).

Lease coverage measures are utilized by management in assessing the performance of our senior housing—leased, SNF and hospital segments. The following table provides coverage ratio information for our senior housing—leased, SNF and hospital segments and is presented one quarter in arrears. See “Risk Factors—Risks Related to Investments in Real Estate—Our use of property-level rent coverages to measure the credit quality our tenants may not be accurate.”

Payment Coverage Stratification Based on Percentage of Cash NOI for the Three Months Ended September 30, 2023, Adjusted for Non Controlling Interest
	Tenant EBITDAR Coverage (2)						Tenant EBITDARM Coverage (3)
Coverage (1)	Senior Housing— Leased (4)	SNFs	Hospitals	Total	Weighted Average Maturity	Number of Leases	Senior Housing— Leased (4)	SNFs	Hospitals	Total	Weighted Average Maturity	Number of Leases
< 0.80x	3.0%	0.2%	2.5%	5.7%	12.4	4	1.4%	—	2.5%	3.9%	8.6	2
0.8x - 0.9x	—	—	—	—	—	—	—	—	—	—	—	—
0.9x - 1.0x	—	2.9%	—	2.9%	8.4	1	1.6%	—	—	1.6%	22.4	1
1.0x - 1.1x	0.9%	—	—	0.9%	8.7	1	—	—	—	—	—	—
1.1x - 1.2x	—	—	—	—	—	—	—	0.2%	—	0.2%	10.5	1
1.2x - 1.3x	—	—	—	—	—	—	0.9%	—	—	0.9%	8.7	1
> 1.3x	—	4.6%	0.4%	5.0%	9.1	3	—	7.5%	0.4%	7.9%	8.8	4

Total	3.9%	7.7%	2.9%	14.5%	8.9	9	3.9%	7.7%	2.9%	14.5%	8.9	9

Segment Coverage (5)	0.55x	1.30x	1.33x	1.10x			0.74x	1.75x	1.53x	1.42x
Tenant Occupancy	76.8%	90.6%	N/A	86.3%			76.8%	90.6%	N/A	86.3%

(1)	Represents trailing twelve month coverage metrics as of June 30, 2023. Percentages are based of consolidated Cash NOI for the three months ended September 30, 2023.
(2)

“EBITDAR” is defined as earnings before interest, taxes, depreciation, amortization and rent. We use unaudited, periodic financial information provided solely by tenants to calculate EBITDAR and have not independently verified the information. “EBITDAR Coverage” represents the ratio of EBITDAR to contractual rent for leases or interest and principal payments for loans. EBITDAR Coverage is a measure of a property’s ability to generate sufficient cash flows for the operator/borrower to pay rent and meet other obligations.

(3)

“EBITDARM” is defined as earnings before interest, taxes, depreciation, amortization, rent and management fees. We use unaudited, periodic financial information provided solely by tenants to calculate EBITDARM and have not independently verified the information. “EBITDARM Coverage” represents the ratio of EBITDARM to contractual rent for leases or interest and principal payments for loans. EBITDARM coverage is a measure of a property’s ability to generate sufficient cash flows for the operator/borrower to pay rent and meet other obligations, assuming that management fees are not paid.

(4)

Our Michigan ALF Portfolio transitioned to SHOP on November 1, 2023 and represented 1.4% of total Cash NOI. Excluding it the total EBITDAR and EBITDARM coverage are 1.23 and 1.57 respectively, and the senior housing—leased EBITDAR and EBITDARM coverage are 0.85 and 1.06 respectively.

(5)	Represents combined coverage metrics for all leases within each segment and total portfolio.

Some states require healthcare providers, including home health, hospice and senior living operators to obtain a CON for the purchase, construction or expansion of home health, hospice or senior living operations, capital expenditures exceeding a prescribed amount and changes in services or unit capacity. In addition, other states that do not require CONs have effectively barred the expansion of existing operations and the establishment of new ones by placing partial or complete moratoria on the number of new providers they will certify in certain areas or in the entire state. Other states have established such stringent development standards and approval procedures for constructing new healthcare communities that the construction of new facilities, or the expansion or renovation of existing communities, may become cost-prohibitive or extremely time-consuming.

The following map from the National Conference of State Legislatures provides information on states with CON programs and states where we own SNFs or Integrated Senior Health Campuses.

Additional Segment Information—SHOP Segment

The following table provides Same-Store information for our SHOP segment for the periods presented.

	Three Months Ended						Nine Months Ended		% Change 2023 vs 2022
Same-Store	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023	September 30, 2023	% Change Q3 2023 vs Q3 2022	September 30, 2022	September 30, 2023
Properties	37	37	37	37	37		37	37
Consolidated beds/units	2,965	2,963	2,963	2,963	2,963		2,966	2,963
Pro Rata beds/units	2,932	2,930	2,930	2,930	2,930		2,933	2,930
Occupancy	77.1%	77.1%	77.1%	77.8%	78.8%	1.7%	75.5%	77.9%	2.4%
Same-Store revenues	$31,769	$31,710	$32,372	$32,827	$32,730	3.0%	$93,186	$97,929	5.1%
Compensation	17,187	17,576	16,853	16,454	16,660	(3.1%)	49,006	49,967	2.0%
Utilities	1,608	1,526	1,826	1,529	1,655	2.9%	4,632	5,010	8.2%
Food	1,736	1,775	1,682	1,702	1,705	(1.8%)	4,960	5,089	2.6%
Repairs and maintenance	1,321	1,177	1,114	1,126	1,242	(6.0%)	3,652	3,482	(4.7%)
Property taxes	1,188	1,141	1,247	1,196	1,230	3.5%	3,630	3,673	1.2%
All other	5,881	5,646	6,083	6,046	5,868	(0.2%)	17,444	17,997	3.2%

Same-Store operating expenses	28,921	28,841	28,805	28,053	28,360	(1.9%)	83,324	85,218	2.3%

Same-Store NOI (1)	$2,848	$2,869	$3,567	$4,774	$4,370	53.4%	$9,862	$12,711	28.9%

Same-Store NOI margin %	9.0%	9.0%	11.0%	14.5%	13.4%	4.4%	10.6%	13.0%	2.4%
RevPOR	$4,695	$4,687	$4,787	$4,807	$4,737	0.9%	$4,682	$4,777	2.0%

(1)

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” included elsewhere in this prospectus for a reconciliation of Same-Store NOI to net income (loss).

Investment Strategy

We have acquired, and may continue to acquire, properties either directly or jointly with third parties and may also consider disposing of non-core properties from time to time, outright or in joint ventures. We also have originated and acquired, and may continue to originate or acquire, secured loans and other real estate-related investments on an infrequent and opportunistic basis.

We generally seek investments that produce current income; however, we have selectively developed, are currently developing (through Trilogy) and may continue to selectively develop, real estate properties. Our portfolio may include properties in various stages of development other than those producing current income. These stages include unimproved land both with and without entitlements and permits, property to be redeveloped and repositioned, newly constructed properties, and properties in lease-up or other stabilization stages, all of which have limited or no relevant operating histories and current income. We make such investment determinations based upon a variety of factors, including the anticipated risk-adjusted returns for such properties when compared with other available properties, the appropriate diversification of the portfolio and our objectives of realizing both current income and capital appreciation.

We seek to grow our cash flows, maintain financial flexibility, increase the value of our portfolio, make regular cash distributions, and generate attractive risk-adjusted returns for our stockholders through the following business objectives and growth strategies. In order to achieve these objectives, we may invest using a number of investment structures, which may include direct acquisitions, joint ventures, leveraged investments, issuing securities for property, and direct and indirect investments in real estate. In order to maintain our exemption from regulation as an investment company under the Investment Company Act we may be required to limit our investments in certain types of real estate-related investments.

For each of our investments, regardless of property type, we seek to invest in properties with the following attributes:

•

Strong Local Health Systems and Operating Partners. We seek to invest in properties associated with strong health systems and operators, that provide exceptional care, have dominant market share and/or are critical to the healthcare delivery system in the communities that they serve.

•

Quality. We seek to acquire properties that are suitable for their intended use with a quality of construction that is capable of sustaining the property’s investment potential for the long-term, assuming funding of budgeted maintenance, repairs, and capital improvements.

•

Location. We seek to acquire properties that are located in established or otherwise appropriate markets, with access and visibility suitable to meet the needs of its occupants. In addition to United States properties, we also may seek to acquire international properties that meet our investment criteria.

•

Market; Supply and Demand. We focus on local or regional markets that have potential for stable and growing property level cash flows over the long-term. These determinations are based in part on an evaluation of local and regional economic, demographic, and regulatory factors affecting the property. For instance, we favor markets that indicate a growing population and employment base and markets that exhibit potential limitations on additions to supply, such as barriers to new construction. Barriers to new construction include lack of available land, stringent zoning restrictions, and states where certificates of need are required. Conversely, we generally seek to limit our investments in areas that have limited potential for growth.

•	Predictable Capital Needs. We seek to acquire properties where the future expected capital needs can be reasonably projected in a manner that would enable us to meet our objectives.

•

Cash Flows. We seek to acquire properties where the current and projected cash flows, including the potential for appreciation in value, would enable us to maximize long-term stockholder value. We evaluate cash flows as well as expected growth and the potential for appreciation.

We are not limited as to the geographic areas where we may acquire properties. We are not specifically limited in the number or size of properties we may acquire or on the percentage of our assets that we may invest in a single property or investment. The number and mix of properties and real estate-related investments we will acquire will depend upon real estate and market conditions and other circumstances existing at the time we are acquiring our properties and making our investments and the amount of debt financing available.

Real Estate Investments

We generally seek investments that produce current income. We expect our real estate investments to include:

•	MOBs;

•	integrated senior health campuses;

•	senior housing facilities;

•	SNFs; and

•	healthcare-related facilities operated utilizing a RIDEA structure.

Our real estate investments may also include:

•	hospitals;

•	long-term acute care facilities;

•	surgery centers;

•	memory care facilities;

•	specialty medical and diagnostic service facilities;

•	laboratories and research facilities;

•	pharmaceutical and medical supply manufacturing facilities; and

•	offices leased to tenants in healthcare-related industries, including life sciences.

We generally seek to acquire real estate of the types described above that will best enable us to meet our investment objectives, taking into account, among other things, the diversification of our portfolio at the time, relevant real estate and financial factors, the location, the income-producing capacity, and the prospects for long-range appreciation of a particular property. As a result, we may acquire properties other than the types described above. In addition, we may acquire properties that vary from the parameters described above for a particular property type.

Our real estate investments generally take the form of holding fee title or long-term leasehold interests. Our investments may be made either directly through the Operating Partnership or indirectly through investments in joint ventures, limited liability companies, general partnerships, or other co-ownership arrangements with the developers of the properties or other persons.

We have exercised, and may continue to exercise, our purchase options to acquire properties that we currently lease. In addition, we have participated in sale-leaseback transactions, in which we purchase real estate investments and lease them back to the sellers of such properties. We seek to structure any such sale-leaseback transaction such that the lease will be characterized as a “true lease” and so that we will be treated as the owner of the property for U.S. federal income tax purposes.

Our obligation to close a transaction involving the purchase of real estate is generally conditioned upon the delivery and verification of certain documents, including, where appropriate: (1) plans and specifications; (2) environmental reports (generally a minimum of a Phase I investigation); (3) building condition reports; (4) surveys; (5) evidence of marketable title subject to such liens and encumbrances; (6) audited financial statements covering recent operations of real properties having operating histories unless such statements are not required to be filed with the SEC and delivered to stockholders; (7) title insurance policies; and (8) the availability of property and liability insurance policies.

In determining whether to purchase a particular real estate investment, we may obtain an option on such property, including land suitable for development. The amount paid for an option is normally surrendered if the real estate is not purchased, and is normally credited against the purchase price if the real estate is purchased. We also may enter into arrangements with the seller or developer of a real estate investment whereby the seller or developer agrees that if, during a stated period, the real estate investment does not generate specified cash flows, the seller or developer will pay us cash in an amount necessary to reach the specified cash flows level, subject in some cases to negotiated dollar limitations.

We have obtained, and we intend to continue to obtain, adequate insurance coverage for all real estate investments in which we invest.

We have acquired, and we intend to continue to acquire, leased properties with long-term leases and we generally do not intend to operate any healthcare-related facilities directly. As a REIT, we are prohibited from operating healthcare-related facilities directly; however, we have leased, and may continue to lease, healthcare-related facilities that we acquire to wholly owned TRSs utilizing a RIDEA structure permitted by the Code. In such an event, our TRS will engage a third party in the business of operating healthcare-related facilities to manage the property. Through our TRS, we bear operational risks and liabilities associated with the operation of such healthcare-related facilities unlike our triple-net leased properties. Such operational risks and liabilities might include, but are not limited to, resident quality of care claims and governmental reimbursement matters.

Development and Construction Activities

On an opportunistic basis, we have selectively developed, are currently developing (through Trilogy) and may continue to selectively develop, real estate assets within our integrated senior health campuses segment and other segments of our portfolio when market conditions warrant, which may be funded through capital that we, and in certain circumstances, our joint venture partners, provide. In doing so, we may be able to reduce overall purchase costs by developing property versus purchasing an existing property. We retain and will continue to retain independent contractors to perform the actual construction work on tenant improvements, as well as property development.

As of September 30, 2023, we have developed and opened 28 integrated senior health campuses through our investment in Trilogy. As of September 30, 2023, Trilogy was executing on an additional (1) four expansions, expected to add approximately 61 beds/units in 2023 and the third quarter of 2024, with an aggregate estimated cost of approximately $10,635,000 and (2) five new developments expected to consist of an aggregate of approximately 597 beds/units in 2023 and 2024, with an aggregate estimated construction cost of approximately $127,872,000. Trilogy has purchase options on these five developments once they are completed at fair market value.

Terms of Leases

The terms and conditions of any lease we enter into with our tenants may vary substantially. However, we expect that a majority of our tenant leases will require the tenant to pay or reimburse us for some or all of the operating expenses of the building based on the tenant’s proportionate share of rentable space within the building. Operating expenses typically include, but are not limited to, real estate and other taxes, utilities, insurance, and building repairs, and other building operation and management costs. For our multi-tenanted properties, we generally expect to be responsible for the replacement of certain capital improvements affecting a property, including structural components of a property such as the roof of a building, and other capital improvements such as parking facilities. We expect that many of our tenant leases will have terms of five or more years, some of which may have renewal options.

Substantially all of our leases with residents at our SHOP and integrated senior health campuses are for a term of one year or less, which creates the opportunity for operators to adjust rents to reflect current market conditions.

Joint Ventures

We have entered into, and we may continue to enter into, joint ventures, general partnerships, and other arrangements with one or more institutions or individuals, including real estate developers, operators, owners, investors, and others, for the purpose of acquiring real estate. For instance, see “—Trilogy and the Trilogy Manager—Trilogy,” which describes our relationship with Trilogy, a joint venture accounting for approximately 35.5% of our portfolio (based on aggregate contract purchase price on a pro rata share basis) as of September 30, 2023. Such joint ventures may be leveraged with debt financing or unleveraged. We have entered into, and may continue to enter into, joint ventures to further diversify our investments or to access investments which meet our investment criteria that would otherwise be unavailable to us. In determining whether to invest in a particular joint venture, we will evaluate the real estate that such joint venture owns or is being formed to own under the same criteria described elsewhere in this prospectus for the selection of our other properties. However, we will not participate in tenant in common syndications or transactions.

Joint ventures with unaffiliated third parties may be structured such that the investment made by us and the other joint venture party are on substantially different terms and conditions. This type of investment structure may result in the other joint venture party receiving more of the cash flows, including appreciation, of an investment than we would receive.

Our entering into such joint ventures may result in certain conflicts of interest. See “Risk Factors—Risks Related to Joint Ventures—Property ownership through joint ventures could limit our control of those investments or our decisions with respect to other investments, restrict our ability to operate and finance properties on our terms and reduce their expected return.”

Trilogy and the Trilogy Manager

All of our integrated senior health campuses are held in Trilogy, a consolidated joint venture in which we indirectly owned a 74.0% interest as of September 30, 2023, and are managed by the Trilogy Manager, an independent third-party operator of senior living communities. If we exercise our option to purchase the remaining 24.0% minority membership interest held by our joint venture partner in Trilogy Holdings, we will own 100% of Trilogy Holdings, which (assuming that there are no changes in the equity capitalization of Trilogy prior to the consummation of the purchase) will in turn cause us to indirectly own 97.4% of Trilogy. See “—Recent Developments—Option To Acquire Minority Joint Venture Partner’s Membership Interest in Trilogy Holdings.” The Trilogy Manager, which was founded in 1997, is an experienced and efficient operator of senior healthcare facilities with substantial experience in ground-up development of senior living communities and expanding existing facilities. The Trilogy Manager is led by its Chief Executive Officer, Leigh Ann Barney, who has served in various roles with us for over 17 years. We believe that our investment in Trilogy and the arrangements with the Trilogy Manager position us well to achieve (1) organic growth through operational improvements at our existing integrated senior health campuses and (2) external growth through development, expansion and acquisition opportunities.

As described herein, integrated senior health campuses allow residents to “age-in-place” by providing independent living, assisted living, memory care, skilled nursing and certain ancillary services, all within a single campus setting. Accordingly, we believe these facilities are a valuable component of our portfolio because of their ability to provide a continuum of care as residents require increasing level thereof in a single senior housing environment. We believe that our strategic focus on integrated senior health campuses positions us to grow as higher acuity facilities continue to recover from occupancy and operational challenges created by the COVID-19 pandemic, and long-term demand is generated by an aging population.

Trilogy

As of September 30, 2023, Trilogy had interests in 125 integrated senior health campuses, 104 of which were wholly owned and 21 of which were leased by Trilogy from third parties. As of September 30, 2023, Trilogy represented approximately 35.5% of our portfolio (based on aggregate contract purchase price on a pro rata share basis) and contributed approximately 40.4% of our Annualized Base Rent / Annualized NOI (on a pro rata share basis) as of such date.

We believe Trilogy has several differentiating characteristics that position it well for superior performance, including:

•

Focus on a higher acuity continuum of care that is needs-based and allows residents to “age in place” with independent living, assisted living, memory care and skilled nursing care options all within a single campus. Approximately 72.0% of Trilogy’s assisted living residents previously utilized Trilogy’s skilled nursing care options.

•

Regional concentrations in four contiguous states (Indiana, Kentucky, Michigan and Ohio) providing meaningful opportunities for broad brand recognition, significant market share, strong relationships with local healthcare systems, operational and oversight efficiencies and elimination of agency staffing through the Trilogy Manager’s Trilogy Flex Force. The Trilogy Flex Force is essentially an internal staffing agency that allows the Trilogy Manager to allocate its staff among managed facilities and generally avoid the increased costs and limitations on monitoring often associated with external agency staffing.

•

An active and captive development pipeline that has developed 28 new integrated senior health campuses since December 2015 and includes an additional four expansions and five new developments that were in process as of September 30, 2023.

•

Newer buildings with an average age of 8.9 years (as compared to the industry average of 42.1 years for SNFs and 21.2 years for senior housing, according to JLL Research, NIC Map Data Services) that generally require less capital expenditures and often generate more demand than older properties.

•	All facilities located in CON states that put limitations on the building and licensing of new facilities that provide skilled nursing care.

•

Utilization of debt through mortgage loans insured with the U.S. Department of Housing and Urban Development (“HUD”). As of September 30, 2023, Trilogy had mortgage loans insured with HUD for an aggregate amount of $565,336,000. The mortgage loans bear effective interest rates at a range of 2.21% to 5.62%, excluding mortgage insurance premiums, which range from 0.50% to 0.72% annually, with a weighted average effective interest rate of 3.24%, excluding weighted average mortgage insurance premium of 0.64%. For the majority of the loans, there is no prepayment penalty after year 10. The term of the mortgage loans are 27 to 35 years, with a weighted average term of 34.6 years.

•

Demonstrated excellence in resident care with the Trilogy facilities generally receiving CMS Five Star ratings above national averages in each category, including overall rating, survey rating, quality measures and staffing.

•

Alignment of interests with the Trilogy Manager through the Trilogy Manager Management Agreement (as defined below), which provides for meaningful incentive fees to the Trilogy Manager based on Trilogy’s FFO and other financial measurements, rather than merely fees based on revenues.

Trilogy Structure

As of September 30, 2023, we indirectly owned approximately 74.0% of Trilogy, and approximately 23.4% of Trilogy is indirectly owned by NorthStar, with the remaining 2.6% primarily owned by certain executives and employees of the Trilogy Manager. If we exercise our option to purchase the remaining 24.0% minority membership interest held by our joint venture partner (i.e., NorthStar) in Trilogy Holdings, we will own 100% of Trilogy Holdings, which (assuming that there are no changes in the equity capitalization of Trilogy prior to the consummation of the purchase) will in turn cause us to indirectly own 97.4% of Trilogy. See “—Recent Developments—Option To Acquire Minority Joint Venture Partner’s Membership Interest in Trilogy Holdings.” The following chart sets forth information about the Trilogy structure, assuming we have not exercised our option to purchase the remaining 24.0% minority membership interest held by our joint venture partner (i.e., NorthStar) in Trilogy Holdings.

(1)	Ownership is indirectly through one or more wholly-owned subsidiaries.
(2)	Includes certain executives and employees of the Trilogy Manager.

Certain provisions of our Trilogy joint venture include, among other things, the following:

•

There are certain decisions that are deemed “major decisions” with respect to Trilogy’s business (such as terminating the Trilogy Manager Management Agreement, taking certain actions under the Trilogy Manager Management Agreement, making certain sales of the Trilogy properties, and taking certain other actions with respect to the Trilogy portfolio) that require the approval of NorthStar.

•	If we seek to transfer our indirect ownership interests in Trilogy, we are required to first offer such interests to NorthStar.

•

After September 11, 2025, we and NorthStar have the right to force the sale of all of Trilogy’s assets, provided that, if this right is triggered by one party, the non-triggering party has a right to elect to purchase the Trilogy assets.

If we exercise our option to purchase the remaining 24.0% minority membership interest held by our joint venture partner (i.e., NorthStar) in Trilogy Holdings as described in “—Recent Developments—Option To Acquire Minority Joint Venture Partner’s Membership Interest in Trilogy Holdings,” these provisions will no longer apply to us.

Trilogy Historical Information

The following chart and table provides certain information regarding Trilogy’s revenue (excluding Grant Income) and occupancy, respectively. As indicated in the chart and table below, Trilogy’s revenue and occupancy have increased as its business has generally continued to recover from the impact of the COVID-19 pandemic, which began to significantly adversely impact its business during the second quarter of 2020. Beginning in the third quarter of 2022, Trilogy’s revenues reflect the acquisition of the 50.0% controlling interest in RHS.

Trilogy Revenue (excluding Grant Income) by Revenue Type ($ in millions)

The following table provides certain information regarding Trilogy’s occupancy.

Trilogy Occupancy (1)

	Q1 2020	Q2 2020	Q3 2020	Q4 2020	Q1 2021	Q2 2021	Q3 2021	Q4 2021	Q1 2022	Q2 2022	Q3 2022	Q4 2022	Q1 2023	Q2 2023	Q3 2023
SNF	85.5%	74.5%	75.6%	70.0%	68.6%	76.2%	79.6%	79.5%	82.2%	84.4%	85.1%	86.2%	86.0%	85.3%	85.7%
Senior Housing	80.9%	77.3%	75.6%	69.9%	64.2%	68.3%	72.2%	74.1%	73.8%	77.7%	80.2%	82.1%	81.9%	84.0%	86.8%
Total	83.6%	75.6%	75.6%	70.0%	66.8%	73.0%	76.6%	77.3%	78.6%	81.6%	83.0%	84.4%	84.2%	84.8%	86.2%

(1)

Represents resident occupancy of the available beds/units therein. Percentage is based on the weighted average resident occupancy during the period presented. We changed the measurement for senior housing occupancy in our Integrated Senior Health Campuses from beds to units beginning August 1, 2023. As a result, all historical occupancies were updated to units.

The following table provides certain information regarding Trilogy’s operating margins (excluding Grant Income). Trilogy’s operating margin returned to pre-COVID-19 pandemic levels in the fourth quarter of 2021 and remained near that level in the most recent quarter in 2023 despite rising expenses and significant wage pressures impacting the industry broadly.

Trilogy Operating Margins (excluding Grant Income) (1)

Q1 2020	Q2 2020	Q3 2020	Q4 2020	Q1 2021	Q2 2021	Q3 2021	Q4 2021	Q1 2022	Q2 2022	Q3 2022	Q4 2022	Q1 2023	Q2 2023	Q3 2023
10.5%	6.1%	7.2%	(2.8%)	2.0%	8.9%	9.9%	10.5%	9.9%	10.0%	9.0%	9.8%	9.2%	9.4%	9.9%

(1)	Trilogy Operating Margin for a period is calculated by dividing (a) Trilogy revenue minus Trilogy expense by (b) Trilogy revenue.

The following table provides certain information regarding Trilogy’s operating margins (excluding Grant Income) for Same-Store properties from the first quarter of 2020 (i.e., our Pre-Pandemic Same-Store ISHC Portfolio).

Trilogy Operating Margins (excluding Grant Income)—Pre-Pandemic Same-Store Portfolio (1)

Q1 2020	Q2 2020	Q3 2020	Q4 2020	Q1 2021	Q2 2021	Q3 2021	Q4 2021	Q1 2022	Q2 2022	Q3 2022	Q4 2022	Q1 2023	Q2 2023	Q3 2023
17.7%	12.1%	13.1%	(0.4%)	5.9%	13.4%	15.2%	15.9%	15.4%	15.4%	14.8%	15.7%	14.4%	15.7%	15.2%

(1)	Trilogy Operating Margin for a period is calculated by dividing (a) Trilogy revenue minus Trilogy expense by (b) Trilogy revenue.

The following table provides additional information regarding our Pre-Pandemic Same-Store ISHC Portfolio and properties not in such portfolio as of September 30, 2023.

(dollars in thousands)	Three Months Ended March 31, 2020	Three Months Ended September 30, 2023
	Pre-Pandemic Same-Store ISHC Portfolio	Pre-Pandemic Same-Store ISHC Portfolio	Non-Same-Store ISHC Portfolio
	Total	Total	Campuses Built After March 31, 2020	Campuses Built Before March 31, 2020	Total Non-Same Store
Properties	79	79	9	37	46
NOI (exluding Grant Income) (1)	$20,466	$20,483	$2,026	$11,190	$13,216
Consolidated occupied beds/units (2)	6,862	6,746	763	3,360	4,123
Consolidated total beds/units (2)	7,864	7,823	905	3,886	4,791
Pro rata occupied beds/units (2)	5,078	4,992	564	2,487	3,051
Pro rata total beds/units (2)	5,819	5,789	670	2,875	3,545
Occupancy (3)	87.3%	86.2%	84.3%	86.5%	86.1%
NOI per Occupied Bed/Unit (4)	4,030	4,103	3,589	4,499	4,332
NOI Margin (5)	17.7%	15.2%	13.2%	15.2%	14.9%

(1)

On a pro rata share basis and excluding ancillary income. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures—Net Operating Income” included elsewhere in this prospectus for a reconciliation of NOI (excluding Grant Income) to net income (loss).

(2)

We changed the measurement for senior housing occupancy in our integrated senior health campuses from beds to units beginning August 1, 2023. As a result, all historical occupancies were updated to units.

(3)	Represents resident occupancy of the available beds/units therein. Percentage is based on the weighted average resident occupancy during the period presented.
(4)	Calculated as NOI (excluding Grant Income) divided by weighted average occupied beds/units for the periods presented.
(5)	Calculated as NOI (excluding Grant Income) divided by net revenue (excluding Grant Income).

The following chart and table provide certain information regarding Trilogy expenses. Beginning in the third quarter of 2022, Trilogy’s expenses reflect the acquisition of the 50.0% controlling interest in RHS.

Percentage of Trilogy Expenses by Expense Type

Expenses Type	Q1 2020	Q2 2020	Q3 2020	Q4 2020	Q1 2021	Q2 2021	Q3 2021	Q4 2021	Q1 2022	Q2 2022	Q3 2022	Q4 2022	Q1 2023	Q2 2023	Q3 2023
Salaries & Wages	60%	56%	57%	52%	56%	57%	58%	60%	58%	59%	58%	59%	58%	59%	59%
Rental Expenses	3	4	3	3	2	2	2	2	2	2	3	3	3	3	3
Utilities	2	2	2	2	3	2	2	2	3	2	2	2	3	2	2
Management fees	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4
Insurance	1	2	1	2	2	2	2	1	1	2	1	1	1	2	2
Property tax	1	1	2	1	2	2	2	2	2	1	2	1	2	1	1
Other Operating Expenses	29	31	31	36	31	31	30	29	30	30	30	30	29	29	29

Total Operating Expenses	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%

The following table provides Same-Store information for Trilogy for the periods presented.

	Three Months Ended						Nine Months Ended		% Change 2023 vs 2022
Same-Store	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023	September 30, 2023	% Change Q3 2023 vs Q3 2022	September 30, 2022	September 30, 2023
Properties	85	85	85	85	85		85	85
Consolidated beds/units (1)	8,553	8,565	8,613	8,511	8,449		8,524	8,524
Pro Rata beds/units (1)	6,329	6,338	6,373	6,298	6,252		6,308	6,307
Occupancy (1)	83.4%	84.9%	84.9%	85.9%	86.6%	3.2%	82.0%	85.8%	3.8%
Same-Store revenues	$132,718	$141,384	$142,312	$142,669	$145,500	9.6%	$387,097	$430,481	11.2%
Same-Store operating expenses	113,753	119,416	121,915	120,829	123,445	8.5%	330,703	366,189	10.7%

Same-Store NOI (2)	$18,965	$21,968	$20,397	$21,840	$22,055	16.3%	$56,394	$64,292	14.0%

Same-Store NOI margin %	14.3%	15.5%	14.3%	15.3%	15.2%	0.9%	14.6%	14.9%	0.4%

(1)

Same-store NOI for Trilogy excludes facility rental expense paid on leases to third party landlords, in addition to other adjustments. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures—Net Operating Income” included elsewhere in this prospectus for a reconciliation of Same-Store NOI to net income (loss).

The following table provides certain information regarding Trilogy’s geographic diversification as of September 30, 2023. The Trilogy portfolio is diversified across the four contiguous states of Indiana, Kentucky, Michigan and Ohio, and is purposefully concentrated in one region of the United States. We believe this regional concentration provides meaningful opportunities for broad brand recognition, significant market share, strong relationships with local healthcare systems, operational and oversight efficiencies and elimination of agency staffing through the Trilogy Manager’s Trilogy Flex Force.

Trilogy Geographic Diversification

			Total Number of Beds/Units By Type Of Property
State	# of Buildings/ Campus	Average Age of Properties (years)	Senior Housing	SNF	Total
Indiana	66	10.8	2,682	3,902	6,584
Michigan	14	6.9	652	741	1,393
Ohio	29	7.7	1,364	1,756	3,120
Kentucky	16	6.7	682	835	1,517

Total/Average	125	8.9	5,380	7,234	12,614

The following table provides Trilogy’s average daily revenue rates, percentage of revenues and percentage of total resident days by bed/unit type and payor source, for the periods presented.

	Three Months Ended September 30,
	2023	2022	2023	2022	2023	2022

	Average Daily Rate		Percentage of Resident Days		Percentage of Revenue
Private	$350.22	$320.34	12.3%	12.6%	13.8%	13.7%
Managed Care/Ins	411.46	362.93	0.4	0.4	0.6	0.5
Medicaid	296.11	254.39	24.6	24.7	23.3	21.2
Hospice Medicaid	297.32	252.73	4.1	4.1	3.8	3.5
Medicare	628.97	629.51	11.6	13.4	23.4	28.6
Medicare Advantage	518.75	512.09	4.3	3.7	7.0	6.3

Total Skilled Nursing	392.77	370.38	57.3%	58.9%	71.9%	73.8%

Total Senior Housing	175.08	159.17	42.7%	41.1%	23.8%	22.1%

Ancillary Revenue	13.58	12.18	—	—	4.3%	4.1%

Total, Including Ancillary Revenue (1)	$313.46	$295.72	100%	100%	100%	100%

(1)	Based on 111 buildings and excludes buildings undergoing expansion and developments.

Trilogy Developments

Since our investment in Trilogy in December 2015, Trilogy has developed 28 integrated senior health campuses. As a result of these developments and other expansions and investments, we have added approximately 3,706 beds/units to our portfolio since our investment in Trilogy in December 2015.

	Bed/Unit Type
Year	Independent Living	Assisted Living/Memory Care	SNF	Total
2016	69	—	207	276
2017	80	560	394	1,034
2018	96	394	133	623
2019	147	256	182	585
2020	110	199	109	418
2021	208	180	208	596
2022 (1)	56	26	(143)	(61)
2023	17	189	29	235

Total	783	1,804	1,119	3,706

(1)	The decrease in SNF bed count in 2022 is a result of two property sales.

The table below sets forth certain information with respect to the nine most recently opened integrated senior health campuses developed and owned by Trilogy that have stabilized. Trilogy continually refines its development and management processes, and we believe that the most recently opened and stabilized developments are indicative of Trilogy’s current processes. For purposes of the table below, we regard a property as stabilized when its occupancy on the last day of four consecutive months is 85.0% or higher.

Trilogy Stabilized New Facility Developments

Property Name	Location	Stabilized Month	Months to Stabilize	Beds/ Units	Occupancy % at Stabilization (1)	Development Cost (2)	Cost Per Bed/ Unit	Annualized EBITDAR at Stabilization (1)(3)	Yield on Cost (1)(4)
The Springs of Lima	Lima, OH	September 2019	14	95	90.1%	$13,834,042	$145,621	$1,988,612	14.4%
The Glen	Union Township, OH	February 2020	20	111	88.4	17,771,953	160,108	1,738,062	9.8
Paddock Springs	Warsaw, IN	September 2021	31	101	88.5	13,630,565	134,956	1,939,671	14.2
Sanders Ridge	Mt. Washington, KY	June 2022	24	97	88.7	15,373,771	158,492	2,292,861	14.9
The Oaks at Byron Center	Byron Center, MI	September 2022	27	123	94.6	19,696,898	160,137	1,114,353	5.7
Scenic Hills Care Center	Ferdinand, IN	October 2022	35	129	89.9	18,299,180	141,854	4,761,233	26.0
Harrison Trail	Harrison, OH	October 2022	18	119	92.3	21,868,797	183,771	2,005,427	9.2
Violet Springs	Pickerington, OH	December 2022	37	113	92.5	18,945,919	167,663	1,267,630	6.7
The Oaks at Belmont	Belmont, MI	March 2023	25	125	88.4	21,109,789	168,878	902,608	4.3

Total/Weighted Average			26	1,013	90.5%	$160,530,914	$158,471	$18,010,457	11.2%

(1)

Occupancy and Annualized EBITDAR are as of the month stabilization was achieved and are not representative of the current information for the applicable property. Occupancy and Annualized EBITDAR as of September 30, 2023 may be lower due to the impact of the COVID-19 pandemic and other reasons. We use unaudited, periodic financial information provided solely by tenants to calculate EBITDAR and have not independently verified the information.

(2)

On occasion, Trilogy has worked with third-party developers that fund the cost of development and construction of a particular project, lease the developed property to Trilogy and give Trilogy an option to purchase such property. In such cases, if Trilogy subsequently purchases the previously leased facility, Trilogy’s development cost is a function of the purchase price paid and any development costs funded by Trilogy (furniture, fixtures and equipment, bed licenses, etc.).

(3)	Annualized EBITDAR represents the property’s EBITDAR for the month in which stabilization was achieved multiplied by 12.
(4)	Stabilized Annualized EBITDAR divided by development cost.

As reflected in the below table, as of September 30, 2023, Trilogy had under construction (1) four expansions expected to add an aggregate of approximately 61 beds/units, to be completed in 2023 and the third quarter of 2024, and to have an aggregate estimated cost of approximately $10,635,000, and (2) five new developments expected to consist of an aggregate of approximately 597 beds/units, to be completed in 2023 and 2024, and to have an aggregate estimated construction cost of approximately $127,872,000. There can be no assurance that these expansion and development projects will be completed on the terms or timeframes described or at all, or that returns we receive will be similar to those achieved on our past expansion and development investments, including the yield on cost set forth in the above table with respect to recently stabilized developments. See “Risk Factors—Risks Related to Investments in Real Estate—Inaccuracies in our underwriting assumptions and/or delays in the selection, acquisition, expansion or development of real properties may materially and adversely affect us.”

Location	Beds/ Units Added	Total Estimated Cost (in thousands)	Planned Opening Date
Expansions
Crawfordsville, IN	17	$353	Q4 2023
Lafayette, IN	14	339	Q4 2023
Kokomo, IN	20	6,400	Q3 2024
Washington, IN	10	3,543	Q3 2024

Expansions Total	61	$10,635

Developments (1)
Liberty Township, OH	120	$23,280	Q4 2023
Bowling Green, OH	116	22,905	Q4 2023
Hudsonville, MI	124	26,616	Q2 2024
Muskegon, MI	124	27,565	Q2 2024
Lancaster, OH	113	27,506	Q2 2024

Developments Total	597	$127,872

Total	658	$138,507

(1)

These five developments as of September 30, 2023 are being conducted through a joint venture, in which Trilogy owns an approximately 49.0% interest. Trilogy has purchase options on these five developments once they are completed at fair market value. This joint venture has no future commitments or plans to conduct more developments.

Trilogy Performance Ratings

CMS rates certain properties on a five-star quality rating system. The following table provides information with respect to the CMS ratings since 2017 for the Trilogy properties and illustrates Trilogy’s generally superior performance relative to the national averages.

Trilogy Manager Management Agreement

On December 1, 2015 (the “Effective Date”), Trilogy, the Trilogy Manager and other subsidiaries of Trilogy entered into a management agreement (the “Trilogy Manager Management Agreement”) pursuant to which the Trilogy Manager manages Trilogy’s integrated senior health campuses as an EIK. For purposes of this section, Trilogy refers to Trilogy and its subsidiaries.

Right of First Refusal; Non-Competition

The Trilogy Manager Management Agreement provides, among other things, that:

•

we, through Trilogy, have a right of first refusal to participate in any potential investment or business opportunity that (1) is identified by the Trilogy Manager or certain key members of the Trilogy Manager’s management team (such individuals and the Trilogy Manager, a “Trilogy

Manager Party”) and (2) such Trilogy Manager Party believes is, or would reasonably be expected to be, within the scope and investment objectives of Trilogy’s business and would or may be beneficial to the business of Trilogy or is otherwise competitive with the business of Trilogy; and

•

no Trilogy Manager Party will, without Trilogy’s consent, provide any services with respect to, or otherwise invest or participate in, whether directly or indirectly, (1) the operation or management of any community (other than certain facilities managed by the Trilogy Manager as of the Effective Date) that is both similar in type to, and located within a 25 mile radius of any Trilogy integrated senior health campus managed by the Trilogy Manager or (2) the operation or management of any business that is both similar in type to and conducted within the same state as any Trilogy pharmacy business or Trilogy rehabilitation services business.

Term and Termination

The initial term of the Trilogy Manager Management Agreement will expire on December 1, 2035; provided that, if (1) the number of integrated senior health campuses managed by the Trilogy Manager for Trilogy on December 1, 2034 exceeds (2) the number managed on the Effective Date by 10 or more (the excess of (1) over (2), the “Growth Margin”), then Trilogy will have the right to extend the term of the Trilogy Manager Management Agreement by a number of years equal to 50.0% of the Growth Margin.

In addition to termination rights with respect to events of default and certain other matters, Trilogy may terminate the Trilogy Manager Management Agreement, in its entirety or with respect to any integrated senior health campus, at any time upon 90 days’ (subject to extension in certain cases) written notice; provided that, upon such termination, Trilogy will be responsible for unpaid management fees and certain other Trilogy Manager costs arising relating to such termination. The Trilogy Manager may terminate the Trilogy Manager Management Agreement upon the occurrence of certain events of default.

Management Fees and Long-Term Incentive Compensation

Trilogy pays the Trilogy Manager a base management fee based on a percentage of total gross revenues of the integrated senior health campuses and a percentage of certain other costs and expenses. In addition to the base management fee, Trilogy has agreed to pay an incentive fee to the Trilogy Manager primarily based upon Trilogy’s FFO and other financial measurements, rather than merely a fee based on revenue. We believe this long-term incentive compensation establishes an alignment of interest with the Trilogy Manager to maximize performance.

Recent Developments

Option to Acquire Minority Joint Venture Partner’s Membership Interest in Trilogy Holdings

On November 3, 2023, we entered into the Trilogy Holdings Option Agreement with subsidiaries of NorthStar. The following summary of the Trilogy Holdings Option Agreement and related agreements is not complete and is subject to, and qualified in its entirety by reference to, the applicable provisions of the Trilogy Holdings Option Agreement, the Articles Supplementary (as defined below), the Common Stock Registration Rights Agreement (as defined below) and the Preferred Stock Registration Rights Agreement (as defined below). A copy of the Trilogy Holdings Option Agreement is incorporated by reference as an exhibit to this registration statement of which this prospectus is a part, and copies of the forms of the Articles Supplementary, the Preferred Stock Registration Rights Agreement and the Common Stock Registration Rights Agreement are exhibits to the Trilogy Holdings Option Agreement.

Trilogy Holdings Option Agreement

Pursuant to the Trilogy Holdings Option Agreement, we have an option to purchase the 24.0% minority membership interest held by our joint venture partner (i.e., NorthStar) in Trilogy Holdings. If we exercise this purchase option, we will own 100% of Trilogy Holdings, which (assuming that there are no changes in the equity capitalization of Trilogy prior to the consummation of the purchase) will in turn cause us to indirectly own 97.4% of Trilogy, with the remaining portion of Trilogy held by Trilogy Manager’s current and former employees. Subject to our first satisfying certain closing conditions described below, the option is exercisable for a closing before September 30, 2025 assuming that we exercise both extension options described below.

If we exercise our purchase option, the all cash purchase price would be $240,500,000 if we consummate the purchase on or before March 31, 2024, would increase to $247,000,000 if we consummate the purchase from April 1, 2024 to and including December 31, 2024 and would further increase to $260,000,000 if we consummate the purchase on or after January 1, 2025, in each case plus a supplemental payment amount (the “Supplemental Payment Amount”) of up to $25,600 per day for the period between July 1, 2023 until the closing. The Supplemental Payment Amount will be the positive difference (if any) between NorthStar’s pro rata share of Trilogy Holdings’ budgeted distributions to its members during such pre-closing period relative to NorthStar’s actual distributions received during that period. If the closing occurs on September 30, 2025, the Supplemental Payment Amount could be up to approximately $21,000,000.

The Trilogy Holdings Option Agreement also allows us (at our election), instead of paying all cash, to consummate the purchase transaction by using a combination of cash and our Convertible Preferred Stock as purchase price consideration. We must pay at least a minimum amount of the purchase price in cash, in which case we would pay the remaining amount in shares of our Convertible Preferred Stock. The Minimum Cash Consideration will be $24,050,000 (plus the Supplemental Payment Amount) if we consummate the purchase on or before March 31, 2024, $24,700,000 (plus the Supplemental Payment Amount) if we consummate the purchase from April 1, 2024 to and including December 31, 2024 or $26,000,000 (plus the Supplemental Payment Amount) if we consummate the purchase on or after January 1, 2025. For example, if we were to elect to pay for the purchase using only the Minimum Cash Consideration, we would pay for the remaining portion of the purchase price consideration by issuing 9,360,000 shares of our Convertible Preferred Stock to NorthStar, with each such share having a Liquidation Preference per share of $25.00 and with the aggregate liquidation preference of all such shares totaling $234,000,000.

If issued, our Convertible Preferred Stock will be perpetual, will have a cumulative cash dividend with an initial annual rate of 4.75% (on the Liquidation Preference amount) and will be redeemable by us at any time. The redemption price will vary based on the date of redemption. We describe the terms of our Convertible Preferred Stock in further detail under “—Articles Supplementary for our Convertible Preferred Stock.”

There are several customary and other closing conditions to NorthStar’s obligations to consummate the transaction under the Trilogy Holdings Option Agreement, including that:

•

If we elect to pay any portion of the purchase price consideration in shares of our Convertible Preferred Stock, NorthStar is not required to consummate the transaction unless between October 20, 2023 and the transaction closing date we have received at least $200,000,000 of proceeds (net of underwriting discounts and offering expenses or sales costs and expenses, as applicable) from one or more equity offerings (which may include this offering) and/or from certain asset sales.

•

If we consummate the transaction after March 30, 2025 and elect to pay any portion of the purchase price consideration in shares of our Convertible Preferred Stock, NorthStar is not required to consummate the transaction unless we issue those shares to NorthStar at the transaction closing under an effective registration statement for those shares.

We may terminate the Trilogy Holdings Option Agreement at any time prior to the closing of the purchase transaction and, in such case, may be required to pay a cash termination fee as described in the following paragraph. NorthStar may also terminate the Trilogy Holdings Option Agreement if the closing of the purchase transaction has not occurred prior to an “outside date” and, in such case, may also be required to pay a cash termination fee as described in the following paragraph. The “outside date” is initially September 30, 2024, but we may elect to (1) extend it until March 30, 2025 (which we refer to as our “first extension option”) by increasing the termination fee as described below and pre-paying (at the time of such extension) $7,800,000 of such termination fee and (2) further extend it until September 30, 2025 (which we refer to as our “second extension option”) by further increasing the termination fee and pre-paying (at the time of such extension) an additional $3,900,000 of such termination fee. Any such pre-payments of the termination fee will be credited against the cash portion of the purchase price consideration if we later consummate the purchase transaction and will be refunded to us following such termination if on the date of such termination NorthStar has failed to comply in all material respects with its covenant obligations in the Trilogy Holdings Option Agreement (a “NorthStar Covenant Breach”).

If we or NorthStar (in NorthStar’s case, under certain specified conditions) terminate the Trilogy Holdings Option Agreement, then (subject to a limited exception involving a NorthStar Covenant Breach) we must pay NorthStar a cash termination fee as follows:

•

If at the time of termination we have not exercised the first extension option and also have not received at least $200,000,000 in proceeds (net of underwriting discounts and offering expenses) as a result of this offering, then we must pay NorthStar a cash termination fee of $3,900,000.

•

If at the time of termination we have not exercised the first extension option but have received at least $200,000,000 in proceeds (net of underwriting discounts and offering expenses) as a result of this offering, then we must pay NorthStar a cash termination fee of $7,800,000.

•

If at the time of termination we have previously exercised the first extension option (but have not yet exercised the second extension option), then we must pay NorthStar a cash termination fee of $11,700,000 (but reduced by our $7,800,000 prepayment thereof in connection with our exercise of the first extension option as described in the immediately preceding paragraph).

•

If at the time of termination we have previously exercised both the first and second extension options, then we must pay NorthStar a cash termination fee of $15,600,000 (but reduced by our $11,700,000 in aggregate prepayments thereof in connection with our exercise of the first and second extension options as described in the immediately preceding paragraph).

In all cases, NorthStar’s right to receive a cash termination fee (if due) will be its sole and exclusive remedy for any loss suffered by it in connection with the Trilogy Holdings Option Agreement and the failure of the closing to occur.

The Trilogy Holdings Option Agreement also contains customary representations, warranties and covenants of the parties thereto. We and NorthStar have agreed to indemnify each other for breaches of our respective representations, warranties and covenants, subject to certain limitations as set forth in the Trilogy Holdings Option Agreement.

Articles Supplementary for our Convertible Preferred Stock

If we consummate the purchase under the Trilogy Holdings Option Agreement and issue any shares of our Convertible Preferred Stock as part of the purchase price consideration thereunder, we will file Articles Supplementary governing the rights, privileges and preferences of our Convertible Preferred Stock (the “Articles Supplementary”) with the State Department of Assessments and Taxation of Maryland.

The Articles Supplementary will classify up to 9,360,000 shares of our authorized but unissued shares of our preferred stock as shares of our Convertible Preferred Stock and provide, among other things and subject to certain limitations therein, that:

•

Ranking. Shares of our Convertible Preferred Stock will rank, with respect to dividend rights and rights upon our liquidation, dissolution and winding up, senior to shares of our common stock and any other junior securities.

•	Perpetual; No Maturity or Sinking Fund. There will be no maturity date or sinking fund for our Convertible Preferred Stock.

•

Dividend; Dividend Cap. Holders of shares of our Convertible Preferred Stock will be entitled to receive cumulative cash dividends on a quarterly basis from and including the date of original issuance thereof. The initial annual dividend rate will be 4.75% (on the Liquidation Preference), which is equivalent to an initial annual dividend amount of $1.1875 per share of our Convertible Preferred Stock. On July 1, 2024 and on each anniversary thereof, the annual dividend rate will increase by 0.75% until it reaches 7.5% (the “Dividend Cap”). Thereafter, the annual dividend rate will not exceed the Dividend Cap, unless (1) we cease to list our common stock on a national securities exchange, (2) our Convertible Preferred Stock ceases to be listed on a national securities exchange, (3) we have not listed our Convertible Preferred Stock on a national securities exchange within the time periods required in the Preferred Stock Registration Rights Agreement if the applicable national securities exchange listing standards are then otherwise met for those shares or (4) we have otherwise failed to comply with our obligations in the Preferred Stock Registration Rights Agreement. See “—Registration Rights Agreements.”

In addition, unless we are then current on all accumulated dividends owed on shares of our Convertible Preferred Stock for past quarterly dividend periods, we will not be permitted to pay any dividends on, or redeem or purchase, any shares of our common stock or other junior securities, subject in each case only to limited exceptions.

•

Optional Redemption by Us. We may redeem (in whole or in part) for cash, at any time and from time to time, any or all shares of our Convertible Preferred Stock. The redemption price per share will be an amount equal to that share’s Liquidation Preference multiplied by the then applicable “redemption factor” for that share, plus an amount equal to all accrued and unpaid dividends on such share.

The redemption factor will be (1) from the original issuance date to and including March 31, 2024, 92.5%, (2) from April 1, 2024 to and including December 31, 2024, 95%, (3) from January 1, 2025 to and including December 31, 2025, 100% and (4) from January 1, 2026 and thereafter, 105%.

As a result of the foregoing redemption factor, the aggregate redemption price if we choose to redeem all originally issued shares of our Convertible Preferred Stock may exceed the aggregate purchase price that we would have paid to NorthStar if we had consummated the purchase under the Trilogy Holdings Option Agreement entirely in cash.

•

Conversion at the Option of the Holder. Holders of our Convertible Preferred Stock will not have any right to convert their shares of our Convertible Preferred Stock into shares of our common stock until July 1, 2026. On and after this date, holders of shares of our Convertible Preferred Stock will have the right, at any time and from time to time, to convert some or all of such shares into shares of our common stock, subject to certain customary exceptions.

Each share of Convertible Preferred Stock will be convertible into a number of shares of our common stock equal to (1) the Liquidation Preference plus an amount equal to any accrued and unpaid dividends thereon, divided by (2) the lesser of (a) the estimated NAV per share of our common stock as most recently publicly disclosed by us prior to this offering (which estimated NAV per share was $31.40) and (b) 125% of the public offering price of shares of our common stock (before any underwriting discounts and commissions) sold in this offering.

•

Liquidation Preference. If we liquidate, dissolve or wind up, holders of shares of our Convertible Preferred Stock will have the right to receive the Liquidation Preference in respect of each share of Convertible Preferred Stock held by them, plus an amount equal to accrued and unpaid dividends thereon, before we make any distribution or payment to holders of shares of our common stock or other junior securities.

•

Redemption at the Holder’s Option. We will not be required to redeem any shares of our Convertible Preferred Stock except in certain customary (and limited) situations. Specifically, if we undergo a fundamental change transaction (which generally includes change of control transactions and transactions in which we sell all or substantially all of our consolidated assets other than to a subsidiary), holders of shares of our Convertible Preferred Stock may (subject to certain exceptions) require us to redeem for cash any or all of such shares at the same redemption price that would then apply if we optionally redeemed those shares. See “—Optional Redemption by Us.”

In addition, we have separately agreed in a letter agreement with NorthStar that if: we sell at least a majority of our consolidated assets; we file a federal income tax return on which we do not elect to be taxed as a REIT; our stockholders approve a proposal for us to cease to qualify as a REIT; we make a public announcement that we ceased to qualify as a REIT; our Board determines that we cease to qualify as a REIT; we receive a final determination or conclusion from the IRS that we failed to qualify as a REIT or we undergo certain types of fundamental change transactions that would not otherwise trigger NorthStar’s redemption right as set forth in the preceding paragraph, then (subject to certain limited exceptions) NorthStar and certain of its permitted transferees may require us to redeem for cash any or all of their shares of our Convertible Preferred Stock at the same redemption price that would then apply if we optionally redeemed those shares on a date specified by us that can be no later than 60 days following the date of delivery by us of a notice of any of the events described above. See “—Optional Redemption by Us.”

•	Voting Rights. Holders of shares of our Convertible Preferred Stock will have no voting rights in respect of such shares, except as follows:

•

If we are in arrears on dividends on shares of our Convertible Preferred Stock for six or more quarterly periods, whether or not consecutive, holders of such shares may elect (by a plurality of votes cast collectively with the holders of any voting parity securities (voting together as a single class)) two additional directors to serve on our Board until we have paid all such unpaid dividends.

•

We must obtain the vote or consent of holders of a majority of the outstanding shares of our Convertible Preferred Stock (or such higher vote or consent threshold as required to comply with any listing eligibility rules of the national securities exchange on which our Convertible Preferred Stock is then listed) to (1) authorize, create or issue, or increase the number of authorized or issued shares of any class or series of equity securities ranking senior to the outstanding shares of our Convertible Preferred Stock as to dividend rights or liquidation rights, or reclassify any authorized equity securities that were not previously so senior into any such senior equity securities, or authorize, create or issue any obligation or security convertible into or evidencing the right to purchase any such senior equity securities or (2) amend, alter or repeal any provision of our charter (including our Articles Supplementary) so as to materially and adversely affect any right, preference, privilege or voting power of our Convertible Preferred Stock, in each case subject to limited exceptions.

Registration Rights Agreements

If we choose to issue any shares of our Convertible Preferred Stock as part of the purchase price consideration under the Trilogy Holdings Option Agreement, we and NorthStar, at the closing of such transaction, will enter into (1) a registration rights agreement relating to our Convertible Preferred Stock (the “Preferred Stock Registration Rights Agreement”) and (2) a registration rights agreement relating to our common stock issuable upon conversion of our Convertible Preferred Stock (the “Common Stock Registration Rights Agreement”).

The Preferred Stock Registration Rights Agreement will provide, among other things and subject to certain limitations therein, that:

•

If the shares of our Convertible Preferred Stock are issued on or before March 31, 2025, the Holders (as defined in the Preferred Stock Registration Rights Agreement) will have two demand rights during the period commencing 10 business days after the filing of our Annual Report on Form 10-K for the year ended December 31, 2024 and ending on June 30, 2027.

•

We will be required to list our Convertible Preferred Stock on a national securities exchange within the time periods required in the Preferred Stock Registration Rights Agreement if the applicable national securities exchange listing standards are then otherwise met for those shares.

Notwithstanding the foregoing, we may choose not to comply with these and other obligations in the Preferred Stock Registration Rights Agreement, and, in such case, the dividend rate on our Convertible Preferred Stock will no longer be subject to the Dividend Cap. See “—Articles Supplementary for Our Convertible Preferred Stock—Dividend; Dividend Cap.”

The Common Stock Registration Rights Agreement will provide, among other things and subject to certain limitations therein, that:

•

As promptly as possible, and in any case no later than 30 calendar days following June 30, 2026, we will use commercially reasonable efforts to file a shelf registration statement with the SEC covering the resale under the Securities Act of shares of our common stock issuable upon conversion of our Convertible Preferred Stock.

•

If a shelf registration statement is not filed as promptly as practicable following June 30, 2026 or such shelf registration statement does not remain effective for the period specified in the Common Stock Registration Rights Agreement, Holders (as defined in the Common Stock Registration Rights Agreement) will have up to three demand rights to request additional registration statement filings as well as “piggyback” registration rights.

Ownership Waiver

If we elect to pay any portion of the purchase price consideration under the Trilogy Holdings Option Agreement in shares of our Convertible Preferred Stock, we will, to the extent necessary, grant a waiver from the limitations on ownership in our charter to NorthStar, which will allow NorthStar to own up to the number of shares of our Convertible Preferred Stock received by NorthStar and the number of shares of our common stock into which shares of our Convertible Preferred Stock are converted if NorthStar exercises the option pursuant to the terms of our Convertible Preferred Stock to convert its shares of our Convertible Preferred Stock into shares of our common stock.

Impact on Us if Option is Exercised

As noted above, if we exercise our purchase option and consummate the purchase under the Trilogy Holdings Option Agreement, (1) we would indirectly own 97.4% of Trilogy (assuming that there are no changes in the equity capitalization of Trilogy prior to consummation of the purchase) rather than the 74.0% that is currently reflected in any information in this prospectus presented on a “pro rata share basis,” (2) we will pay from $24,050,000 to $260,000,000 (in any case, plus the Supplemental Payment Amount) in cash and may issue up to 9,360,000 new shares of our Convertible Preferred Stock and (3) if we issue shares of our Convertible Preferred Stock, holders of shares of our Convertible Preferred Stock will have the right, at any time on or after July 1, 2026 and from time to time, to convert some or all of such shares into shares of our common stock, subject to certain customary exceptions. As two examples of the number of shares of our common stock that we may issue upon conversion of any shares of our Convertible Preferred Stock:

•

Assuming: (1) the public offering price of common stock sold in this offering is $13.50 per share (which is the midpoint of the price range set forth on the front cover of this prospectus); (2) we issue 9,360,000 shares of our Convertible Preferred Stock upon our exercise of the purchase option and consummation of the purchase under the Trilogy Holdings Option Agreement; (3) the estimated NAV per share of our common stock as most recently publicly disclosed by us prior to this offering is $31.40 (which represents the estimated NAV per share of our common stock as of December 31, 2022); and (4) all such shares of our Convertible Preferred Stock are later converted into common stock (with no then accrued and unpaid dividends thereon), we would issue approximately 13,866,667 additional shares of our common stock upon conversion of these shares of our Convertible Preferred Stock, based on a divisor of $16.88 (i.e., 125% of the public offering price), as such amount is less than the estimated NAV per share of our common stock as most recently publicly disclosed by us prior to this offering (which estimated NAV per share was $31.40).

•

If the amount equal to 125% of the public offering price of shares of common stock sold in this offering exceeds the estimated NAV per share of our common stock as most recently publicly disclosed by us prior to this offering (which estimated NAV per share was $31.40) but the balance of the assumptions in the previous sentence remained the same, we would issue approximately 7,452,229 additional shares of our common stock upon conversion of these shares of our Convertible Preferred Stock, based on a divisor of $31.40, as such amount is less than 125% of the public offering price.

Senior Housing Portfolio Investment

On November 30, 2023, we entered into an agreement to acquire 12 senior housing campuses located throughout the state of Oregon (the “Oregon Senior Housing Portfolio”). The purchase price for these assets is anticipated to be approximately $94,461,000, based on an expected closing during the first quarter of 2024, which will be satisfied by assuming the existing debt on the Oregon Senior Housing Portfolio, plus transaction fees and closing costs. We believe that the assets are being acquired at an attractive basis, with a price per bed equaling approximately $110,000. We have already initiated the process of replacing the current operator of the Oregon Senior Housing Portfolio with one of our existing operating partners, and we believe that a regionally-focused operator and active asset management will provide an opportunity for significant operational improvement. The transaction is subject to typical closing conditions and is expected to close during the first quarter of 2024. However, no assurance can be given that this acquisition will be consummated on the terms described herein or at all, that we will achieve the anticipated operational improvements at the Oregon Senior Housing Portfolio or that the post-acquisition performance of the Oregon Senior Housing Portfolio will be similar to the post-acquisition performance of the Texas portfolio described below.

We have seen an uptick in opportunities to acquire senior housing assets from distressed sellers, and we believe current conditions support our view that there will continue to be such opportunities in 2024. We expect well-capitalized, opportunistic senior housing investors will be able to pursue these opportunities that are being driven predominately by upcoming loan maturities and a tight senior housing debt market. We believe that we are well-positioned to evaluate and capitalize on these opportunities on a selective basis, as demonstrated by our recent agreement to acquire the Oregon Senior Housing Portfolio and our investment in a senior housing portfolio in the state of Texas described below.

In December 2022, we acquired a portfolio of seven senior housing assets located in Texas from a distressed seller. We immediately executed on a strategy of replacing the operator with one of our existing operating partners. With a stronger operator and active asset management, we realized rapid and significant operating performance at the portfolio. Occupancy of the portfolio increased by over 300 basis points during the second and third quarters of 2023 and by over 800 basis points since the consummation of the acquisition through September 30, 2023.

Texas Senior Housing Portfolio Investment

Updated Leased Percentage and Tenant Occupancy Information

The below table provides certain leased percentage and tenant occupancy information for the three weeks ended January 19, 2024 for our six segments. Our independent registered public accounting firm has not audited, reviewed or performed any procedures with respect to such information and, accordingly, does not express an opinion or any other form of assurance with respect to such information.

	For the three weeks ended January 19, 2024
	Total Portfolio	Same-Store Portfolio
Integrated Senior Health Campuses
Leased Percentage (1)	86.6%	86.8%
SHOP
Leased Percentage (1)	80.8%	83.0%
MOBs
Leased Percentage (3)(4)	89.2%	89.2%
SNFs
Leased Percentage (4)	100%	100%
Tenant Occupancy (1)	93.1%	93.1%
Hospitals
Leased Percentage (4)	100%	100%
Tenant Occupancy (1)	N/A	N/A
Senior Housing—Leased
Leased Percentage (4)	100%	100%
Tenant Occupancy (1)(2)	84.1%	84.1%

(1)	Represents resident occupancy of the available beds/units therein. Percentage is based on the weighted average resident occupancy during the period presented.
(2)	Our Michigan ALF Portfolio transitioned to SHOP on November 1, 2023 and is excluded from senior housing—leased.
(3)	Excludes Naperville MOB Portfolio disposed on October 3, 2023.
(4)	Includes all third-party leased space of the properties included in the respective segment (including master leases).

2019 Trilogy Credit Facility Extension

On December 21, 2023, we extended the maturity date of the 2019 Trilogy Credit Facility to June 5, 2025 and paid an extension fee of $745,000.

Real Estate-Related Investments

In addition to our acquisition of properties, we have invested on an infrequent and opportunistic basis, and may continue to invest, in real estate-related investments, including loans and securities investments.

Investments in Real Estate Mortgages

We have invested, and we may continue to invest, in first and second mortgage loans, mezzanine loans, and bridge loans. However, we will not make or invest in any loans that are subordinate to any mortgage or equity interest of any of our directors, or any of our affiliates. We also may invest in participations in mortgage loans. Second mortgage loans are secured by second deeds of trust on real property that is already subject to prior mortgage indebtedness. A mezzanine loan is a loan made in respect of certain real property but is secured by a lien on the ownership interests of the entity that, directly or indirectly, owns the real property. A bridge loan is short term financing, for an individual or business, until permanent or the next stage of financing can be obtained. Mortgage participation investments are investments in partial interests of mortgages of the type described above that are made and administered by third-party mortgage lenders. We may also make seller financing loans in connection with the disposition of our properties. In evaluating prospective loan investments, we consider factors, including, but not limited to the ratio of the investment amount to the underlying property’s value, current and projected cash flows of the property, the degree of liquidity of the investment, the quality, experience and creditworthiness of the borrower, and, in the case of mezzanine loans, the ability to acquire the underlying real property.

Our criteria for making or investing in loans are substantially the same as those involved in our investment in properties. We do not intend to make loans to other persons, to underwrite securities of other issuers or to engage in the purchase and sale of any types of investments other than those relating to real estate. We generally will not make or invest in mortgage loans on any one property if the aggregate amount of all mortgage loans outstanding on the property, including our loan, would exceed an amount equal to 85.0% of the appraised value of the property, as determined by an appraiser, unless we find substantial justification due to other underwriting criteria; however, our policy generally will be that the aggregate amount of all mortgage loans outstanding on the property, including our loan, would not exceed 75.0% of the appraised value of the property. We may find such justification in connection with the purchase of loans in cases in which we believe there is a high probability of our foreclosure upon the property in order to acquire the underlying assets and in which the cost of the loan investment does not exceed the fair market value of the underlying property. We will not invest in or make loans unless an appraisal has been obtained concerning the underlying property, except for those loans insured or guaranteed by a government or government agency or in connection with seller financing loans. In the event the transaction is with any of our directors or their respective affiliates, the appraisal will be obtained from a certified independent appraiser to support its determination of fair market value. In addition, we will seek to obtain a customary lender’s title insurance policy or commitment as to the priority of the mortgage or condition of the title. Because the factors considered, including the specific weight we place on each factor, will vary for each prospective loan investment, we do not, and are not able to, assign a specific weight or level of importance to any particular factor.

We will evaluate all potential loan investments to determine if the security for the loan and the loan-to-value ratio meets our investment criteria and objectives. Most loans that we will consider for investment would provide for monthly payments of interest and some may also provide for principal amortization, although many loans of the nature that we will consider provide for payments of interest only and a payment of principal in full at the end of the loan term. We will not originate loans with negative amortization provisions.

We are not limited as to the amount of our assets that may be invested in mezzanine loans, bridge loans, and second mortgage loans. However, we recognize that these types of loans are riskier than first deeds of trust or first priority mortgages on income-producing, fee-simple properties, and we expect to minimize the amount of these types of loans in our portfolio. We will evaluate the fact that these types of loans are riskier in determining the rate of interest on the loans. We do not have any policy that limits the amount that we may invest in any single loan or the amount we may invest in loans to any one borrower. We have not established a portfolio turnover policy with respect to loans we invest in or originate.

Investment in Other Securities

We have invested, and may continue to invest, in debt securities such as commercial mortgage-backed securities issued by other unaffiliated real estate companies. We may also invest in equity securities of public or private real estate companies. Commercial mortgage-backed securities are securities that evidence interests in, or are secured by, a single commercial mortgage loan or a pool of commercial mortgage loans. Commercial mortgage-backed securities generally are pass-through certificates that represent beneficial ownership interests in common law trusts whose assets consist of defined portfolios of one or more commercial mortgage loans. They typically are issued in multiple tranches whereby the more senior classes are entitled to priority distributions from the trust’s income. Losses and other shortfalls from expected amounts to be received in the mortgage pool are borne by the most subordinate classes, which receive payments only after the more senior classes have received all principal and/or interest to which they are entitled. Commercial mortgage-backed securities are subject to all of the risks of the underlying mortgage loans. We may invest in investment grade and non-investment grade commercial mortgage-backed securities.

The specific number and mix of securities in which we invest will depend upon real estate market conditions, other circumstances existing at the time we are investing in securities and the amount of any future indebtedness that we may incur. We will not invest in securities of other issuers for the purpose of exercising control and the first or second mortgages in which we intend to invest will likely not be insured by the Federal Housing Administration or guaranteed by the Department of Veterans Affairs or otherwise guaranteed or insured. Real estate-related equity securities are generally unsecured and also may be subordinated to other obligations of the issuer. Our investments in real estate-related equity securities will involve special risks relating to the particular issuer of the equity securities, including the financial condition and business outlook of the issuer.

Financing Policies

We have used, and intend to continue to use, secured and unsecured debt as a means of providing additional funds for the acquisition of properties and real estate-related investments. Our ability to enhance our investment returns and to increase our diversification by acquiring assets using additional funds provided through borrowing could be adversely impacted if banks and other lending institutions reduce the amount of funds available for the types of loans we seek. When interest rates are high or financing is otherwise unavailable on a timely basis, we may purchase certain assets for cash with the intention of obtaining debt financing at a later time. We have also used, and may continue to use, derivative financial instruments such as fixed interest rate swaps and caps to add stability to interest expense and to manage our exposure to interest rate movements.

We anticipate that our overall leverage will approximate 50.0% of the combined fair market value of all of our properties and other real estate-related investments, as determined at the end of each calendar year. For these purposes, the market value of each asset will be equal to the contract purchase price paid for the asset or, if the asset was appraised subsequent to the date of purchase, then the market value will be equal to the value reported in the most recent independent appraisal of the asset. Our policies do not limit the amount we may borrow with respect to any individual investment. As of September 30, 2023, our aggregate borrowings were 53.2% of the combined market value of all of our real estate and real estate-related investments (based on Stanger’s most recent calculation of our market value, which was calculated as of December 31, 2022).

We seek to obtain financing on the most favorable terms available to us and refinance assets during the term of a loan only in limited circumstances, such as when a decline in interest rates makes it beneficial to prepay an existing loan, when an existing loan matures or if an attractive investment becomes available and the proceeds from the refinancing can be used to purchase such investment. The benefits of the refinancing may include increased cash flows resulting from reduced debt service requirements, an increase in distributions from proceeds of the refinancing, and an increase in diversification and assets owned if all or a portion of the refinancing proceeds are reinvested.

If we incur mortgage indebtedness, we will endeavor to obtain level payment financing, meaning that the amount of debt service payable would be substantially the same each year, although some mortgages are likely to provide for one large payment and we may incur floating or adjustable rate financing when our Board determines it to be in our best interests.

Dispositions

We have disposed, and may continue to dispose, of assets. We will determine whether a particular property or real estate-related investment should be sold or otherwise disposed of after consideration of the relevant factors, including prevailing economic conditions, with a view toward maximizing our investment objectives. We intend to hold each property or real estate-related investment we acquire for an extended period. However, circumstances might arise which could result in a shortened holding period for certain investments. A property or real estate-related investment may be sold before the end of the expected holding period if: (1) diversification benefits exist associated with disposing of the investment and rebalancing our investment portfolio; (2) an opportunity arises to pursue a more attractive investment; (3) the value of the investment might decline; (4) with respect to properties, a major tenant involuntarily liquidates or is in default under its lease; (5) the investment was acquired as part of a portfolio acquisition and does not meet our general acquisition criteria; (6) an opportunity exists to enhance overall investment returns by raising capital through sale of the investment; or (7) the sale of the investment is in our best interests and the best interests of our stockholders.

The determination of whether a particular property or real estate-related investment should be sold or otherwise disposed of will be made after consideration of the relevant factors, including prevailing economic conditions, with a view toward maximizing our investment objectives.

Competition

We compete with many other entities engaged in real estate investment activities for acquisitions and dispositions of MOBs, hospitals, SNFs, senior housing, and other healthcare-related facilities. Our ability to successfully compete is impacted by economic trends, availability of acceptable investment opportunities, our ability to negotiate beneficial investment terms, availability and cost of capital, construction and development costs, and applicable laws and regulations.

Income from our investments is dependent on the ability of our tenants and operators to compete with other healthcare operators. These operators compete on a local and regional basis for patients and residents and the operators’ ability to successfully attract and retain patients and residents depends on key factors such as the number of properties in the local market, the quality of the affiliated health system, proximity to hospital campuses, the price and range of services available, the scope and quality of care, reputation, age and appearance of each property, demographic trends, and the cost of care in each locality. Additionally, referral sources, including physicians and managed care organizations, may change their lists of hospitals or physicians to which they refer patients or that are permitted to participate in a payor program. As a result, we may have to provide rent concessions, incur charges for tenant improvements, or offer other inducements, or we may be unable to timely lease vacant space in our properties, all of which may have an adverse impact on our results of operations. Private, federal, and state payment programs and the effect of other laws and regulations may also have a significant impact on the ability of our tenants and operators to compete successfully for patients and residents at the properties.

Corporate Responsibility—Environmental, Social and Governance (ESG)

We are committed to conducting our business in a manner that benefits all of our stakeholders and ensures a lasting and positive impact from our operations. As a result, we measure our success not only by our ability to generate profits but also our ability to reduce our impact on the environment, affect positive social change in our community and conduct our operations in accordance with the highest ethical standards. To achieve this, we are developing a comprehensive ESG strategy and related ESG policy, to which we intend to rigorously adhere. The Nominating and Corporate Governance Committee has been delegated the authority to provide oversight and guidance to our Board regarding ESG trends and best practices. In particular, the Nominating and Corporate Governance Committee shall, as it deems appropriate, recommend changes to our company’s ESG practices as necessary to comply with existing legal requirements or emerging trends and best practices. The Nominating and Corporate Governance Committee also shall periodically receive reports from management regarding our company’s ESG strategy, initiatives and policies. This ESG policy, which we intend to update regularly as applicable, is briefly summarized below and will be posted on our website, www.AmericanHealthcareREIT.com, and will contain more detailed information once available. Information contained on, or accessible through, our website is not incorporated by reference into and does not constitute a part of this prospectus.

Environmental

Protecting the environment and pursuing strong environmental initiatives are integral to our company’s business. In 2022, we launched our ESG program and began conducting a materiality assessment to assist us in prioritizing our efforts and maximizing the efficacy of our program.

We strive to consciously manage our operations in a way that minimizes our impact on the environment and promotes sustainability. At our headquarters, we leverage the latest technology to minimize our energy use, such as efficient and automated lighting systems, moderation, and monitoring of heating and air conditioning, and recycling paper, plastics, metals, and electronics. In addition, we encourage all of our employees to adopt sustainable best practices. For example, we promote the use of electronic communication over printing whenever possible and have implemented electronic approval systems. Our corporate office in California is located in Leadership in Energy and Environmental Design (known as LEED) certified building. Within our portfolio, we work with tenants and operators to implement energy efficiency wherever possible, including light-emitting diode (known as LED) retrofitting and water conservation efforts.

In addition, we follow a policy of monitoring our properties for the presence of hazardous or toxic substances. While there can be no assurance that a material environmental liability does not exist at our properties, we are not currently aware of any environmental liability with respect to our properties that would have a material adverse effect on us. Further, we are not aware of any material environmental liability or any unasserted claim or assessment with respect to an environmental liability that we believe would require additional disclosure or the recording of a loss contingency.

Social

Our People

As of September 30, 2023, we had 112 employees, including 71 in Accounting and Finance, 17 in Asset Management, 10 in Investments, 4 in Information Technology and 3 in Legal.

We believe our employees are our greatest asset, and we pride ourselves on the diversity they bring to our company. Because of this, we have implemented a number of programs to foster not only their professional growth, but also their growth as global citizens. All of our employees are provided with a comprehensive benefits and wellness package, which may include high-quality medical, dental, and vision insurance, life insurance,

401(k) matching, long-term incentive plans, educational grants, fitness programs, and other benefits. We provide our employees, consultants and executive officers with competitive compensation and, where applicable, opportunities for equity ownership through our incentive plan.

We also believe that one of the keys to our success is our ability to benefit from a wide range of opinions and experiences. We believe the best way to accomplish this is through promoting racial, gender, and generational diversity across all layers of our organization. As of September 30, 2023, 72.3% of our employees were minorities, and 58.0% were females. Generationally, our organization was composed of 8.9% Generation Z, 36.6% Millennials, 48.2% Generation X and 6.3% Baby Boomers.

To further assist us in establishing a work environment that promotes DEI for our employees, we have completed a DEI assessment of our organization and created a DEI action plan. We provided and will continue to provide DEI education, beginning with a virtual privilege walk for all employees and leadership training for executives. Additionally, as a part of our commitment to DEI, our Board and the Nominating and Corporate Governance Committee actively seek out qualified women and individuals from underrepresented communities as director nominees. Since August 2022, as part of our Board’s commitment to diversity when considering director candidates with a mix of experience, knowledge, age, gender, ethnicity and backgrounds, we have appointed three new independent directors, Scott A. Estes in August 2022 and Marvin R. O’Quinn and Valerie Richardson in January 2023.

Health and Safety

We are committed to providing a safe and healthy workplace. We continuously strive to meet or exceed compliance with all laws, regulations and accepted practices pertaining to workplace safety. All employees and contractors are required to comply with established safety policies, standards and procedures. Throughout the COVID-19 pandemic, our focus has remained on promoting employee health and safety and ensuring business continuity. As our offices reopened due to the lifting of local government restrictions, we have maintained a telecommuting policy, providing our people with valued flexibility. We have also substantially reduced employee travel to only essential business needs in favor of ongoing video-based meetings.

For our healthcare-related facilities operated pursuant to a RIDEA structure, which include our SHOP and integrated senior health campuses, we rely on each management company to attract and retain skilled personnel to provide services at our healthcare-related facilities. As a result of the COVID-19 pandemic, such management companies have put into place a number of health and safety measures to enable their employees to continue to work in our healthcare-related facilities, including the procurement and distribution of PPE and the implementation of daily employee and resident health screenings, vaccination clinics for employees and residents, as well as aggressive safety protocols in accordance with the Centers for Disease Control and Prevention and CMS and local health agency guidelines to limit the exposure and spread of COVID-19. While the health and safety measures instituted by each management company have allowed facilities to operate during the pandemic, these facilities may face challenges created by workforce shortages and absenteeism due to COVID-19.

Governance

We believe maintaining a rigorous corporate governance framework is essential to the success of our organization, and we seek to adhere to policies and procedures that ensure transparency, accountability, oversight, and risk minimization across all levels of our company. This includes numerous committees of our Board, comprised solely of independent directors, which oversee a wide range of matters such as investment activities, executive compensation, ESG policies, and conflict of interest related matters.

We have structured our corporate governance in a manner we believe closely aligns our interests with those of our stockholders. Notable features of our corporate governance structure include the following:

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our Board is not classified and each of our directors is subject to election annually, and, upon completion of this offering, our charter will provide that we may not elect to be subject to the provision of the MGCL that would permit us to classify our Board, unless we receive prior approval from stockholders;

•	we have fully independent audit, compensation and nominating and corporate governance committees;

•

at least one of our directors qualifies as an “audit committee financial expert” under applicable SEC regulations and all members of the Audit Committee are financially literate in accordance with the NYSE listing rules and requirements;

•

our Board has opted out of the business combination statute in the MGCL (provided that such business combination is first approved by our Board) and, pursuant to our bylaws, we have opted out of the control share acquisition statute in the MGCL;

•

we do not have a stockholder rights plan, and do not intend to adopt a stockholder rights plan in the future without (1) the approval of our stockholders or (2) seeking ratification from our stockholders within 12 months of adoption of the plan if our Board determines, in the exercise of the directors’ duties under applicable law, that it is in our best interests to adopt a rights plan without the delay of seeking prior stockholder approval;

•	our Corporate Governance Guidelines require our directors and officers to own certain minimum amounts of our common stock; and

•	upon completion of this offering, none of our directors or stockholders (or their respective designees) will have the right to be nominated to our Board.

We also adhere to what we believe to be industry leading policies to ensure our management and employees are acting in a manner which protects the best interests of our stakeholders. This includes our Code of Business Conduct and Ethics, Whistleblower Policy, Insider Trading Policy, Corporate Governance Guidelines, Regulation FD and Disclosure Policy, and Related Party Transactions Policy.

Investment Company Act Considerations

We conduct, and intend to continue to conduct, our operations, and the operations of the Operating Partnership and any other subsidiaries, so that no such entity meets the definition of an “investment company” under Section 3(a)(1) of the Investment Company Act. We primarily engage in the business of investing in real estate assets; however, our portfolio does include, to a much lesser extent, other real estate-related investments. We have also acquired, and may continue to acquire, real estate assets through investments in joint venture entities, including joint venture entities in which we may not own a controlling interest. We anticipate that our assets generally will be held in our wholly and majority-owned subsidiaries, each formed to hold a particular asset. We monitor our operations and our assets on an ongoing basis in order to ensure that neither we, nor any of our subsidiaries, meet the definition of “investment company” under Section 3(a)(1) of the Investment Company Act. Among other things, we monitor the proportion of our portfolio that is placed in investments in securities.

Government Regulations

Our properties are subject to various federal, state, and local regulatory requirements, and changes in these laws and regulations, or their interpretation by agencies, occur frequently. Further, our tenants and our healthcare facility operators, including our TRS entities that own and operate our properties under a RIDEA structure, are typically subject to extensive and complex federal, state, and local healthcare laws and regulations relating to quality of care, government reimbursement, fraud and abuse practices, and similar laws governing the operation of healthcare facilities, and we expect the healthcare industry, in general, will continue to face increased regulation and pressure in the areas of healthcare management, fraud, and provision of services, among others. If we fail to comply with these various requirements, we may incur governmental fines or private damage awards. While we believe that our properties are and will be in substantial compliance with all of these regulatory requirements, we do not know whether existing requirements will change or whether future requirements will require us to make significant unanticipated capital expenditures that will adversely affect our ability to make distributions to our stockholders. We believe, based in part on third-party due diligence reports, which are generally obtained at the time we acquire the properties, that all of our properties comply in all material respects with current regulations. However, if we were required to make significant expenditures under applicable regulations, we could be materially and adversely affected.

Privacy and Security Laws and Regulations

There are various federal and state privacy laws and regulations that provide for consumer protection of personal health information, particularly electronic security and privacy. Compliance with such laws and regulations may require us to, among other things, conduct additional risk analysis, modify our risk management plan, implement new policies and procedures, and conduct additional training. We are generally dependent on our tenants and management companies to fulfill our compliance obligations, and we have in certain circumstances developed a program to periodically monitor compliance with such obligations. However, there can be no assurance we would not be required to alter one or more of our systems and data security procedures to be in compliance with these laws. If we fail to adequately protect health information, we could be subject to civil or criminal liability and adverse publicity, which could harm our business and impact our ability to attract new tenants and residents. We may be required to notify individuals, as well as government agencies and the media, if we experience a data breach.

Healthcare Licensure and Certification

Generally, certain properties in our portfolio are subject to licensure, may require a CON or other certification through regulatory agencies in order to operate and participate in Medicare and Medicaid programs. Requirements pertaining to such licensure and certification relate to the quality of care provided by the operator, qualifications of the operator’s staff, and continuing compliance with applicable laws and regulations. In addition, CON laws and regulations may place restrictions on certain activities such as the addition of beds/units at our facilities and changes in ownership. Failure to obtain a license, CON, or other certification, or revocation, suspension, or restriction of such required license, CON, or other certification, could adversely impact our properties’ operations and their ability to generate revenue from services provided. State CON laws are not uniform throughout the United States and are subject to change. We cannot predict the impact of state CON laws on our facilities or the operations of our tenants.

Compliance with the Americans with Disabilities Act

Under the Americans with Disabilities Act of 1990, as amended (the “ADA”), all public accommodations must meet federal requirements for access and use by disabled persons. Additional federal, state, and local laws also may require modifications to our properties or restrict our ability to renovate our properties. We cannot predict the cost of compliance with the ADA or other legislation. We may incur substantial costs to comply with the ADA or any other legislation.

Government Environmental Regulation and Private Litigation

Environmental laws and regulations hold us liable for the costs of removal or remediation of certain hazardous or toxic substances which may be on our properties. These laws could impose liability without regard to whether we are responsible for the presence or release of the hazardous materials. Government investigations and remediation actions may have substantial costs and the presence of hazardous substances on a property could result in personal injury or similar claims by private plaintiffs. Various laws also impose liability on a person who arranges for the disposal or treatment of hazardous or toxic substances and such person often must incur the cost of removal or remediation of hazardous substances at the disposal or treatment facility. These laws often impose liability whether or not the person arranging for the disposal ever owned or operated the disposal facility. As the owner of our properties, we may be deemed to have arranged for the disposal or treatment of hazardous or toxic substances.

Principal Executive Offices

Our principal executive offices are located at 18191 Von Karman Avenue, Suite 300, Irvine, California 92612, and our telephone number is (949) 270-9200. We also lease office and building space in Arizona.

Legal Proceedings

From time to time, we are party to legal proceedings, which arise in the ordinary course of our business. We are not presently subject to any material litigation nor, to our knowledge, is any material litigation threatened against us, which if determined unfavorably to us, would have a material adverse effect on us.

MANAGEMENT

Directors

Our Board consists of nine directors. Our current directors are Jeffrey T. Hanson, Danny Prosky, Mathieu B. Streiff, Scott A. Estes, Brian J. Flornes, Dianne Hurley, Marvin R. O’Quinn, Valerie Richardson and Wilbur H. Smith III, each of whom was elected for a one-year term of office commencing on the date of our 2023 annual meeting of stockholders. Messrs. Estes, Flornes, O’Quinn and Smith and Mses. Hurley and Richardson qualify as independent directors as defined under the NYSE listing rules and requirements.

Our directors are elected annually by our stockholders to serve until the next annual meeting and until their successors are duly elected and qualify. The next annual meeting of our stockholders after this offering will be held in 2024. Our officers serve at the discretion of our Board.

Below is certain information about our current directors serving on our Board as of the date hereof:

Jeffrey T. Hanson Non-Executive Chairman Director Since 2015 Age 53	Mr. Hanson has served as our non-executive Chairman of the Board since June 2022, having previously served as our Executive Chairman of the Board since October 2021, and our Chief Executive Officer and Chairman of the Board from January 2015 until October 2021. He was also one of the founders and owners of AHI Group Holdings, an investment management firm that owned a controlling interest in AHI, which served as one of our co-sponsors and indirectly owned a majority interest in our former adviser. Mr. Hanson was a founding principal, and served as Managing Director, of AHI from December 2014 until October 2021. Mr. Hanson also served as Chief Executive Officer and Chairman of the board of directors of GAHR III, from January 2013 until October 2021, and previously served as Chief Executive Officer and Chairman of the board of directors of GAHR II, from January 2009 to December 2014. He also served as Executive Vice President of Griffin-American Healthcare REIT Sub-Advisor, LLC (“Griffin-American Healthcare REIT Advisor”), from November 2011 to December 2014. He served as the Chief Executive Officer of Grubb & Ellis Healthcare REIT Advisor, LLC (“Grubb & Ellis Healthcare REIT Advisor”), from January 2009 to November 2011 and as the Chief Executive Officer and President of Grubb & Ellis Equity Advisors, LLC (“Grubb & Ellis Equity Advisors”), from June 2009 to November 2011. He also served as the President and Chief Investment Officer of Grubb & Ellis Realty Investors, LLC (“Grubb & Ellis Realty Investors”), from January 2008 and November 2007, respectively, until November 2011. He also served as the Executive Vice President, Investment Programs, of Grubb & Ellis Company (“Grubb & Ellis”), from December 2007 to November 2011 and served as Chief Investment Officer of several investment management subsidiaries within Grubb & Ellis’ organization from July 2006 to November 2011. From 1997 to July 2006, prior to Grubb & Ellis’ merger with NNN Realty Advisors, Inc. (“NNN Realty Advisors”), in December 2007, Mr. Hanson served as Senior Vice President with Grubb & Ellis’ Institutional Investment Group in the firm’s Newport Beach office. While with that entity, he managed investment sale assignments throughout the Western United States, with a significant focus on leading acquisitions and dispositions on healthcare-related properties, for major private and institutional clients. During that time, he also served as a member of the Grubb & Ellis President’s Counsel and Institutional Investment Group Board of Advisors. Additionally, from December 2015 to November 2016, Mr. Hanson served as a member of the board of directors of Trilogy. Mr. Hanson received a B.S. degree in Business from the University of Southern California with an emphasis in Real Estate Finance.

Our Board selected Mr. Hanson to serve as a director because he currently serves as our non-executive Chairman of the Board, and he previously served as our Chief Executive Officer and Chairman of the Board for eight years. Mr. Hanson has also served in various executive roles overseeing all aspects of commercial real estate investment activities. Additionally, Mr. Hanson has insight into the development, finance, operations and marketing aspects of our company. He has knowledge of the real estate and healthcare industries and relationships with chief executives and senior management at real estate and healthcare companies. Our Board believes that his executive experience in the real estate industry coupled with his deep knowledge of our company’s strategies and operations bring strong financial and operational expertise to our Board.

Danny Prosky Director Since 2021 Age 58

Mr. Prosky has served as our Chief Executive Officer, and as a member of our Board, since October 2021, and has served as our President since January 2015. Mr. Prosky previously served as our Chief Operating Officer from January 2015 to October 2021 and our Interim Chief Financial Officer from October 2015 to June 2016. He was also one of the founders and owners of AHI Group Holdings. Mr. Prosky was a founding principal, and served as Managing Director, of AHI from December 2014 until October 2021. Mr. Prosky has also served as President and Chief Operating Officer of GAHR III from January 2013 until October 2021, as its Interim Chief Financial Officer from August 2015 to June 2016, and as one of its directors from December 2014 until October 2021. Mr. Prosky previously served as President, Chief Operating Officer and a director of GAHR II from January 2009 to December 2014 and as Executive Vice President of Griffin-American Healthcare REIT Advisor from November 2011 to December 2014. He served as the President and Chief Operating Officer of Grubb & Ellis Healthcare REIT Advisor from January 2009 to November 2011 and as Executive Vice President and Secretary of Grubb & Ellis Equity Advisors Property Management, Inc. from June 2011 to November 2011. He also served as the Executive Vice President, Healthcare Real Estate of Grubb & Ellis Equity Advisors from September 2009 to November 2011, having served as Executive Vice President, Healthcare Real Estate and Managing Director, Healthcare Properties of several investment management subsidiaries within the Grubb & Ellis organization from March 2006 to November 2011, and was responsible for all medical property acquisitions, management and dispositions. He served as the Executive Vice President—Acquisitions of Grubb & Ellis Healthcare REIT, Inc., which became known as Healthcare Trust of America, Inc. in August 2009 and subsequently as Healthcare Realty Trust Incorporated in July 2022, from April 2008 to June 2009, having served as its Vice President—Acquisitions from September 2006 to April 2008. Mr. Prosky previously worked for HCP, Inc., which is now known as Healthpeak Properties, Inc. (NYSE: PEAK), a publicly traded healthcare REIT, where he served as the Assistant Vice President—Acquisitions & Dispositions from February 2005 to March 2006 and as Assistant Vice President—Asset Management from November 1999 to February 2005. From 1992 to 1999, he served as the Manager, Financial Operations, Multi-Tenant Facilities for American Health Properties, Inc. (“American Healthcare Properties”). Additionally, since December 2015, Mr. Prosky has also served as a member of the board of directors of Trilogy. Mr. Prosky received a B.S. degree in Finance from the University of Colorado and an M.S. degree in Management from Boston University.

Our Board selected Mr. Prosky to serve as a director because he is our Chief Executive Officer and President and his primary focus has been on the acquisition and operation of healthcare and healthcare-related properties. He has significant knowledge of, and relationships within, the real estate and healthcare industries, due in part to the 14 years he worked at PEAK and American Health Properties. Our Board believes that his executive experience in the real estate industry coupled with his deep knowledge of our company’s strategies and operations bring strong financial and operational expertise to our Board.

Mathieu B. Streiff Director Since 2021 Age 48

Mr. Streiff has served as a member of our Board since October 2021. Prior to that, he served as our Executive Vice President from August 2022 until December 2022, and as our Chief Operating Officer from October 2021 until August 2022. Mr. Streiff also served as our Executive Vice President and General Counsel from January 2015 until October 2021. He was also one of the founders and owners of AHI Group Holdings. Mr. Streiff also was a founding principal and served as Managing Director from December 2014 until October 2021, and General Counsel from December 2014 to December 2019, of AHI. He also served as Executive Vice President, General Counsel of GAHR III from July 2013 until October 2021, having served as its Executive Vice President from January 2013 to July 2013. Mr. Streiff served as Executive Vice President, General Counsel of GAHR II from September 2013 to December 2014, having served as its Executive Vice President from January 2012 to September 2013. He also has served as Executive Vice President of Griffin-American Healthcare REIT Advisor from November 2011 to December 2014. Mr. Streiff served as General Counsel, Executive Vice President and Secretary of Grubb & Ellis from October 2010 to June 2011, after previously serving as the firm’s Chief Real Estate Counsel and Senior Vice President, Investment Operations. From September 2002 until March 2006, Mr. Streiff was an associate in the real estate department of Latham & Watkins LLP in New York, New York. Additionally, since December 2015, Mr. Streiff has also served as a member of the board of directors of Trilogy. Mr. Streiff received a B.S. degree in Environmental Economics and Policy from the University of California, Berkeley and a J.D. degree from Columbia University Law School. He is a member of the New York State Bar Association.

Our Board selected Mr. Streiff to serve as a director because he was our Chief Operating Officer and has significant operational and legal experience relevant to our business, including in the areas of asset management, negotiating and structuring healthcare real estate acquisitions, financings, disposition transactions, corporate finance and corporate governance. Additionally, Mr. Streiff has 18 years of experience in the real estate and healthcare industries and relationships with chief executives and other senior management at other real estate and healthcare companies. Our Board believes that his executive experience in the real estate industry coupled with his deep knowledge of our company’s strategies and operations bring valuable financial and operational expertise to our Board.

Scott A. Estes Director Since 2022 Age 53	Mr. Estes has served as one of our independent directors and a member of the Audit Committee since August 2022 and as chairman of the Audit Committee since June 2023. Mr. Estes has also served as a member of the board of trustees and audit committee chairman of JBG Smith Properties, a NYSE-listed REIT, located in Bethesda, Maryland that owns, operates, invests in and develops a dynamic portfolio of mixed-use properties in the high growth and high barrier-to-entry submarkets in Washington, DC since June 2017. Having served as one of its independent directors and its audit committee chairman since June 2018, Mr. Estes has also served, effective as of December 31, 2023, as Chairman of Essential Properties Realty Trust, a NYSE-listed REIT located in Princeton, New Jersey that acquires, owns and manages primarily single tenant properties. Previously, Mr. Estes served as Executive Vice President—Chief Financial Officer of Welltower Inc (“Welltower”), a NYSE-listed, S&P 500 constituent REIT, located in Toledo, Ohio, focused on healthcare infrastructure, from January 2009 to October 2017. Mr. Estes also served as Senior Vice President and Chief Financial Officer of Welltower from March 2006 to January 2009 and as Vice President of Finance of Welltower from April 2003 to March 2006. During his tenure at Welltower, Mr. Estes was significantly involved in managing the capital allocation effort supporting that company’s rapid growth, with direct oversight of capital markets transactions, which raised over $14 billion of equity capital and $10 billion of unsecured debt capital. From January 2000 to April 2003, Mr. Estes served as a Senior Equity Research Analyst and Vice President with Deutsche Bank Securities, a financial services firm, with primary coverage of the healthcare REIT and healthcare services industry sub-sectors. Additionally, Mr. Estes served as Vice President in Bank of America Securities’ equity research department from January 1998 through December 1999, covering the healthcare REIT and senior housing sectors, and as an Associate Analyst and Assistant Vice President in Morgan Stanley’s equity research department from March 1994 through December 1997. Mr. Estes received his B.A. degree in Economics in 1993 from the College of Willian and Mary.

Our Board selected Mr. Estes to serve as a director based on his financial and business expertise, particularly in his capacity as Chief Financial Officer of a large, NYSE-listed healthcare REIT. Our Board believes that his experience in the oversight of financial reporting, capital markets and capital raising, corporate finance and accounting, treasury, tax and audit functions, as well as his previous service on the board of directors of two other NYSE-listed REITs (particularly in his role as an audit committee chairman) will bring value to us.

Brian J. Flornes Director Since 2016 Age 60	Mr. Flornes has served as one of our independent directors and a member of the Audit Committee since February 2016 and as the Nominating and Corporate Governance Committee chairman since October 2021. He also served as a member of our special committee from October 2020 to October 2021. Mr. Flornes served as the Chief Executive Officer of Vintage Senior Living (“Vintage”), from June 2010 to September 2018, having co-founded the company in 1998 and served as its Co-Chief Executive Officer from inception to June 2010. Vintage, located in Newport Beach, California, owned and operated senior housing communities specializing in independent senior living, assisted living and memory care services for Alzheimer’s and other dementia with 24 communities in California and Washington. Vintage grew to be one of the largest assisted living providers in California and consistently ranked in the “Top 50” owners and operators of senior housing across the nation, according to the Assisted Living Federation of America. Vintage sold the majority of its portfolio of communities in 2016, which encompassed in excess of 3,200 resident units with more than 2,000 associates. Since February 2006, Mr. Flornes has been responsible for a direct joint-venture relationship with one of the nation’s largest pension funds. The joint venture, with $325,000,000 of committed capital, has acquired 19 senior living communities and net asset value has grown to more than 2.5 times invested capital. From 1995 to 1998, Mr. Flornes served as Founder and Principal of American Housing Concepts, a real estate development firm directly associated with ARV Assisted Living, one of the largest senior living providers in the early 1990s. Prior to American Housing Concepts, Mr. Flornes served in several roles and ultimately as President of Development, from 1992 to 1995, of ARV Assisted Living. Throughout his career, Mr. Flornes has directly contributed to the acquisition and development of more than 8,000 units of senior living in 11 states and has been responsible for $1.5 billion in financing. Mr. Flornes was a longstanding member of the American Senior Housing Association and also served on the board of the California Assisted Living Association. Mr. Flornes is a member of the World Presidents’ Organization. Mr. Flornes received a B.A. degree in Communication as well as an M.B.A. degree from Loyola Marymount University.

Our Board selected Mr. Flornes to serve as a director because of his particular experience with the acquisition, development, operation and financing of healthcare-related properties and senior housing communities. He has significant knowledge of, and relationships within, the real estate and healthcare industries, due in part to his 30 years of industry experience managing all aspects of senior living. Mr. Flornes’ vast real estate experience in senior living also enhances his ability to contribute insight on achieving our investment objectives. Our Board believes that this experience will bring valuable knowledge and operational expertise to our Board.

Dianne Hurley Director Since 2016 Age 61

Ms. Hurley has served as one of our independent directors and a member of the Audit Committee since February 2016. She has also served as chairwoman of the Compensation Committee since June 2023, having been a member of such committee since October 2021. Ms. Hurley also served as the chairwoman of the Audit Committee from February 2016 to June 2023 and as our special committee chairwoman from October 2020 to October 2021. Ms. Hurley has also served as an independent director, audit committee chairwoman and member of the nominating and corporate governance committee of AG Mortgage Investment Trust, a publicly traded residential mortgage REIT located in New York, New York, since December 2020. Prior to that, Ms. Hurley was an independent director and audit committee chairwoman of CC Real Estate Income Fund located in New York, New York, from March 2016 until its liquidation in August of 2020, and an independent director and nominating and corporate governance committee member of NorthStar Realty Europe, located in New York, New York, from August 2016 until its sale in October of 2019, and an independent director and audit committee member of NorthStar/RXR New York Metro Income, Inc. located in New York, New York, from February 2015 until December 2018. Ms. Hurley has been an operations, finance and human capital management c-suite consultant in the real estate, asset management and education sectors since 2015. In addition, from April 2022 until July 2023, Ms. Hurley was a Managing Director at Glocap Search, LLC, from May 2020 until April 2022, she was the Chief Financial and Operations Officer of Moravian Academy, and from March 2017 until July 2020, she was the Chief Administrative Officer of A&E Real Estate. From September 2009 to November 2011, Ms. Hurley served as the Chief Operating Officer, Global Distribution, at Credit Suisse Asset Management, where she was responsible for management of the distribution business, strategic initiatives, reporting, and regulatory and compliance oversight. From 2004 to September 2009, Ms. Hurley served as the founding Chief Administrative Officer of TPG-Axon Capital, where she was responsible for investor relations, human capital management, compliance policy implementation, joint venture real estate investments and corporate real estate. Earlier in her career, Ms. Hurley worked in the real estate department at Goldman Sachs. Ms. Hurley holds a Bachelor of Arts from Harvard University in Cambridge, Massachusetts and a Master of Business Administration from the Yale School of Management, New Haven, Connecticut.

Our Board selected Ms. Hurley to serve as a director in part due to her financial expertise, particularly in the real estate industry. Our Board believes that her service on the board of directors of several REITs, as well as her finance, operations, regulatory and compliance experience, will bring valuable insight to us, particularly in her role as the Audit Committee chairwoman and audit committee financial expert. With her extensive background in real estate finance and real estate operations, Ms. Hurley brings valuable business skills to our Board.

Marvin R. O’Quinn Director Since 2023 Age 71

Mr. O’Quinn has served as one of our independent directors and a member of the Compensation Committee since January 2023. Mr. O’Quinn has also served as the President and Chief Operations Officer of CommonSpirit Health located in Chicago, Illinois, since February 2019, where he spearheaded the growth and policy development of a health system resulting from the merger of Dignity Health and Catholic Health Initiatives that included 140 hospitals, approximately 150,000 employees and $30 billion in annual revenue. From January 2009 until February 2019, Mr. O’Quinn served as the Senior Executive Vice President and Chief Operating Officer of Dignity Health, a not-for-profit corporation located in San Francisco, California, that operated hospitals and ancillary care centers located in California, Arizona and Nevada. He also served as President and Chief Executive Officer of Jackson Health System in Miami, Florida, from 2003 to 2009. Prior to that, Mr. O’Quinn served as Executive Vice President and Chief Operating Officer of Atlantic Health System in Florham Park, New Jersey, from 2000 until 2003. Mr. O’Quinn has also held executive positions with New York Presbyterian Health System, located in New York, New York, as well as Providence Medical Center and Providence Milwaukie Hospital, located in Portland, Oregon. Additionally, throughout his career, Mr. O’Quinn has held key positions within other hospitals and medical centers throughout the Northwest, including Legacy Emanuel Hospital & Health Center, Willamette Falls Hospital, Valley Children’s Hospital and Harborview Medical Center. Mr. O’Quinn also currently serves as chairman of the board of directors for Dignity Health Global Education, headquartered in Phoenix, Arizona, and holds appointments with First Initiatives Insurance, Ltd., a captive insurance company appointments with First Initiatives Insurance, Ltd., a captive insurance company headquartered in Englewood, Colorado, that serves CommonSpirit Health, and Premier, Inc., (NASDAQ: PINC), located in Charlotte, North Carolina, a Nasdaq-listed healthcare improvement company that completed its initial public offering in October 2013. Mr. O’Quinn holds a master’s degree in Health Administration and a bachelor’s degree in Science and Biology from the University of Washington.

Our Board selected Mr. Quinn to serve as a director due to his strong background in healthcare delivery systems and healthcare management and his vast understanding of the healthcare industry and extensive leadership experience throughout his more than 40-year career in the healthcare field. With his significant experience, Mr. Quinn brings valuable industry knowledge to our company.

Valerie Richardson Director Since 2023 Age 65	Ms. Richardson has served as one of our independent directors and a member of the Nominating and Corporate Governance Committee since January 2023 as well as a member of the Compensation Committee since June 2023. Ms. Richardson has also served as the Chief Operating Officer of the International Council of Shopping Centers (“ICSC”), a professional trade organization serving the retail marketplaces industry, located in New York, New York since February 2021. She previously served as the Vice President of Real Estate for The Container Store, Inc., located in Coppell, Texas, where she led its real estate team for 20 years from September 2000 until February 2021. Before joining The Container Store, Inc. in the fall of 2000, she also served as Senior Vice President – Real Estate and Development for Ann Taylor, Inc., headquartered in New York, New York, where she administered the company’s store expansion strategy for Ann Taylor and Ann Taylor Loft. Prior to that, Ms. Richardson was Vice President of Real Estate and Development of Barnes & Noble, Inc., the country’s largest bookselling retailer. Ms. Richardson began her real estate career at Trammell Crow Company, a Dallas-based real estate developer, where she became a Partner in its Shopping Center Division. Additionally, since 2018, Ms. Richardson has also served as a member of the board of directors for Kimco Realty Corporation (NYSE: KIM), North America’s largest publicly traded owner and operator of open-air, grocery-anchored shopping and mixed-use centers, where she also serves as a member of its audit, executive compensation and nominating and corporate governance committees and serves as chairperson of its executive compensation committee. Since 2004, Ms. Richardson has been a member of the Board of Trustees of ICSC and was elected as ICSC Chairman for the 2018 to 2019 term and ICSC Vice-Chairperson for the 2017 to 2018 term. She also served on the Board of the ICSC Foundation from 2011 to 2019, and as a Trustee at Baylor Scott & White Medical Center – Plano from 2010 to 2016. Ms. Richardson earned an M.B.A. in Real Estate from the University of North Texas and a B.S. in Education from Texas State University.

Our Board selected Ms. Richardson to serve as director in part due to her over 40 years of experience in the retail real estate industry during which time she held various executive positions. Our Board believes that Ms. Richardson’s service on the board of directors of a large NYSE-listed REIT that owns and operates shopping centers brings valuable insight to us, particularly in her role on the Nominating and Corporate Governance Committee and the Compensation Committee. With her broad understanding of real estate strategy and perspective on industry best practices, Ms. Richardson contributes beneficial business knowledge and skills to our company.

Wilbur H. Smith III Director Since 2016 Age 51	Mr. Smith has served as one of our independent directors since February 2016 and as a member of the Nominating and Corporate Governance Committee since October 2021. He also served as a member of our special committee from October 2020 to October 2021. Mr. Smith is the Chief Executive Officer, President and Founder of Greenlaw Partners, LLC, a full-service real estate development and operating company, and Greenlaw Management, Inc., a commercial property management company (collectively, “Greenlaw”), which are located in Irvine, California and which he founded in March 2003. Mr. Smith personally oversees all aspects of Greenlaw’s acquisition, operations and investment development/redevelopment programs. Since inception and under Mr. Smith’s leadership, Greenlaw has completed in excess of $10.0 billion in acquisitions and dispositions of 220 commercial real estate properties comprised of office, industrial, retail and multifamily assets, as well as land holdings. The majority of Greenlaw’s assets have been in joint ventures with ultra-high net worth individuals and leading global institutional groups including Walton Street, Westbrook, Oaktree, BGO, Invesco, Cigna, UBS, Guggenheim, Cross Harbor and Cerberus. Currently, Greenlaw’s portfolio approaches $3.0 billion in value and has approximately 10,000,000 square feet of income assets and over 10,000 acres of land. Prior to Greenlaw, Mr. Smith served as Vice President of Newport Beach based Makar Properties from 1999 to 2003. Mr. Smith also served as Trustee of Partners Real Estate Investment Trust from June 2013 to December 2013 and served on the board of California Waterfowl Association from 2012 to 2016. Mr. Smith is an active member of Young Presidents Organization (“YPO”) and currently serves on the board of the Orange County Gold Chapter. In addition, Mr. Smith is a founding member of Tiger21 Orange County Chapter, sits on the executive board of the University of Southern California Lusk Center for Real Estate and is the Vice Chair of the Board of Counselors of the University of Southern California Price School. Mr. Smith is a licensed California real estate broker and received a B.S. degree in Agriculture from California Polytechnic State University, San Luis Obispo, and earned a master’s degree in Real Estate Development from the University of Southern California.

Our Board selected Mr. Smith to serve as a director due to his vast experience in the acquisition, operations, investment and disposition of commercial real estate as well as his experience with a number of leading global institutions through joint ventures, matching acquisitions with the appropriate investment structures/channels. Mr. Smith’s experience in the commercial real estate industry, capital markets and real estate operations enhances his ability to contribute to our investment strategies and help us achieve our investment objectives. Our Board believes his executive experience in the real estate industry will bring strong financial and operational expertise to our Board.

Director Independence

As required by the NYSE listing rules and requirements, a majority of the members of our Board and each committee of our Board are “independent” as defined by the rules of NYSE. The NYSE independence standards provide that to qualify as an independent director, in addition to satisfying certain bright-line criteria, our Board must affirmatively determine that a director does not have a material relationship with us that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Our Board has determined that Messrs. Estes, Flornes, O’Quinn and Smith and Mses. Hurley and Richardson are each “independent,” as defined by NYSE.

Corporate Governance Profile

We have structured our corporate governance in a manner we believe closely aligns our interests with those of our stockholders. Notable features of our corporate governance structure include the following:

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our Board is not classified and each of our directors is subject to election annually, and, upon completion of this offering, our charter will provide that we may not elect to be subject to the provision of the MGCL that would permit us to classify our Board, unless we receive prior approval from stockholders;

•	we have fully independent audit, compensation and nominating and corporate governance committees;

•

at least one of our directors qualifies as an “audit committee financial expert” under applicable SEC regulations and all members of the Audit Committee are financially literate in accordance with the NYSE listing rules and requirements;

•

our Board has opted out of the business combination statute in the MGCL (provided that such business combination is first approved by our Board) and, pursuant to our bylaws, we have opted out of the control share acquisition statute in the MGCL;

•

we do not have a stockholder rights plan, and do not intend to adopt a stockholder rights plan in the future without (1) the approval of our stockholders or (2) seeking ratification from our stockholders within 12 months of adoption of the plan if our Board determines, in the exercise of the directors’ duties under applicable law, that it is in our best interests to adopt a rights plan without the delay of seeking prior stockholder approval;

•	our Corporate Governance Guidelines require our directors and officers to own certain minimum amounts of our common stock; and

•	upon completion of this offering, none of our directors or stockholders (or their respective designees) will have the right to be nominated to our Board.

Our directors stay informed about our business by attending meetings of our Board and the committees on which they serve and through supplemental reports and communications. Our independent directors are expected to meet regularly in executive sessions without the presence of our corporate officers or non-independent directors.

Board Leadership Structure

Jeffrey T. Hanson has served as our non-executive Chairman of the Board since June 30, 2022, and also served as our Executive Chairman of the Board from October 2021 to June 2020, and additionally served as our Chief Executive Officer and Chairman of the Board from January 2015 to October 2021. Danny Prosky assumed the role of Chief Executive Officer and became a member of our Board in October 2021. Our independent directors believe this Board leadership structure is in our best interests as Mr. Hanson is uniquely positioned to lead our Board with his exceptional depth of knowledge about our company and the opportunities and challenges we face. As our former Chief Executive Officer, Mr. Hanson provides valuable industry and strategic perspective to our Board. Separating the roles of Chairman of the Board and Chief Executive Officer also allows our Chief Executive Officer to focus on managing our business and operations, while our Chairman of the Board focuses on board of directors matters, which we believe is especially important in light of the high level of regulation and scrutiny of public company boards of directors. Our Board retains the authority to modify this structure to best address our unique circumstances, and to advance the best interests of all stockholders, as and when appropriate.

In addition, although we do not have a lead independent director, our Board believes that the current structure is appropriate and that, for the reasons set forth below, its existing corporate governance practices achieve independent oversight and management accountability. Our governance practices provide for strong independent leadership, independent discussion among directors and for independent evaluation of, and communication with, many members of senior management. These governance practices are reflected in our Code of Business Conduct and Ethics, as amended (our “Code of Ethics”), and our Corporate Governance Guidelines. Some of the relevant processes and other corporate governance practices include:

•	A majority of our directors are independent directors. Each director is an equal participant in decisions made by our full Board.

•	We have separate chairman of our Board and chief executive officer roles.

•	The Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee are each comprised entirely of independent directors.

•	Strategic and risk oversight by our Board and committees of our Board.

•	The consideration of factors including diversity, age, skills, and such other factors as our Board deems appropriate given the current needs of our Board and us, when appointing new directors.

•	Each of our directors is elected annually by our stockholders.

•	An annual evaluation process for our Board and committees of our Board.

Board Committees

Our Board has three standing committees: an Audit Committee; a Compensation Committee; and a Nominating and Corporate Governance Committee. The principal functions of each committee are briefly described below. Additionally, our Board may from time to time establish other committees to facilitate our Board’s oversight of management of the business and affairs of our Company. Each committee’s charter is available on the Investor Relations—Corporate Governance section of our website at www.AmericanHealthcareREIT.com. Information contained on, or accessible through, our website is not incorporated by reference into and does not constitute a part of this prospectus. The current chairs and members of each committee are set forth below:

Audit Committee

Our Board established an audit committee which consists of Messrs. Estes and Flornes and Ms. Hurley, with Mr. Estes serving as the chairman of the Audit Committee and Ms. Hurley as the audit committee financial expert. The Audit Committee’s primary function is to assist our Board in fulfilling its oversight responsibilities by reviewing the financial information to be provided to the stockholders and others, the system of internal controls which management has established and the audit and financial reporting process. The Audit Committee: (1) has direct responsibility for appointing and overseeing an independent registered public accounting firm registered with the Public Company Accounting Oversight Board to serve as our independent auditors; (2) reviews the plans and results of the audit engagement with our independent registered public accounting firm; (3) approves audit and non-audit professional services (including the fees and terms thereof) provided by, and the independence of, our independent registered public accounting firm; and (4) consults with our independent registered public accounting firm regarding the adequacy of our internal controls. Pursuant to the Audit Committee charter, the Audit Committee will be comprised solely of independent directors. Our Board determined affirmatively that (1) Ms. Hurley qualifies as an “audit committee financial expert” as such term has been defined by the SEC in Item 407(d)(5) of Regulation S-K and (2) each member of the Audit Committee is “financially literate” as that term is defined by NYSE listing standards and meets the definition for “independence” for the purposes of serving on the Audit Committee under NYSE listing rules and requirements and Rule 10A-3 under the Exchange Act.

Compensation Committee

Our Board established a compensation committee in October 2021, which is comprised of Mses. Hurley and Richardson and Mr. O’Quinn, with Ms. Hurley serving as the chairwoman of the Compensation Committee. The primary focus of the Compensation Committee is to assist our Board in fulfilling its responsibilities with respect to officer and director compensation. The Compensation Committee assists our Board in this regard by: (1) reviewing and approving our corporate goals with respect to compensation of executive officers; (2) reviewing and acting on compensation levels and benefit plans for our executive officers; (3) recommending to our Board compensation for all non-employee directors, including Board and committee retainers, meeting fees and equity-based compensation; (4) administering and granting awards under our incentive plan; and (5) setting the terms and conditions of such awards in accordance with our incentive plan. Our Board determined affirmatively that each member of the Compensation Committee meets the definition for “independence” for the purpose of serving on the Compensation Committee under applicable rules of the NYSE and each member of the Compensation Committee is a “non-employee director” as defined in Rule 16b-3 under the Exchange Act.

Nominating and Corporate Governance Committee

Our Board established a nominating and corporate governance committee in October 2021, which is comprised of Messrs. Flornes and Smith and Ms. Richardson, with Mr. Flornes serving as the chairman of the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee’s primary focus is to assist our Board in fulfilling its responsibilities with respect to director nominations, corporate governance, Board and committee evaluations and conflict resolutions. The Nominating and Corporate

Governance Committee assists our Board in this regard by: (1) identifying individuals qualified to serve on our Board, consistent with criteria approved by our Board, and recommending that our Board select a slate of director nominees for election by our stockholders at the annual meeting of our stockholders; (2) developing and implementing the process necessary to identify prospective members of our Board; (3) determining the advisability of retaining any search firm or consultant to assist in the identification and evaluation of candidates for membership on our Board; (4) overseeing an annual evaluation of our Board, each of the committees of our Board and management; (5) developing and recommending to our Board a set of corporate governance principles and policies; (6) periodically reviewing our corporate governance principles and policies and suggesting improvements thereto to our Board; and (7) considering and acting on any conflicts-related matter required by our charter or otherwise permitted by Maryland law where the exercise of independent judgment by any of our directors, who is not an independent director, could reasonably be compromised, including approval of any transaction involving any of our affiliates. The Nominating and Corporate Governance Committee fulfills these responsibilities primarily by carrying out the activities enumerated in its charter and in accordance with current laws, rules and regulations. Our Board determined affirmatively that each member of the Nominating and Corporate Governance Committee meets the definition of independence under NYSE listing rules and requirements.

Corporate Governance

Pursuant to the Nominating and Corporate Governance Committee’s charter, the Nominating and Corporate Governance Committee developed and recommended a set of formal, written guidelines for corporate governance (our “Corporate Governance Guidelines”), which were adopted by our full Board and are available on the Investor Relations—Corporate Governance section of our website, www.AmericanHealthcareREIT.com. Information contained on, or accessible through, our website is not incorporated by reference into and does not constitute a part of this prospectus.

We also adhere to what we believe to be industry leading policies to ensure our management and employees are acting in a manner which protects the best interests of our stockholders. This includes our Code of Ethics, Whistleblower Policy, Insider Trading Policy, Regulation FD and Disclosure Policy and Related Party Transactions Policy.

The Nominating and Corporate Governance Committee also, from time to time, reviews our governance structures and procedures and suggests improvements thereto to our full Board. Such improvements, if adopted by our full Board, will be incorporated into our Corporate Governance Guidelines.

Periodic Evaluations

The Nominating and Corporate Governance Committee conducts an annual evaluation of its own performance and oversees the annual evaluations of our Board and each of the other committees of our Board.

Conflicts of Interest

The Nominating and Corporate Governance Committee considers and acts upon any conflicts of interest-related matter permitted by Maryland law where the exercise of independent judgment by any of our directors, who is not an independent director, could reasonably be compromised, including approval of any transaction involving our affiliates.

Code of Business Conduct and Ethics

Our Board has adopted a Code of Business Conduct and Ethics, which contains general guidelines for conducting our business and is designed to help our directors, employees and independent consultants resolve ethical issues in an increasingly complex business environment. Our Code of Business Conduct and Ethics applies to our officers, employees and all members of our Board. Our Code of Business Conduct and Ethics covers topics including, but not limited to, conflicts of interest, fair dealing, confidentiality of information and compliance with laws and regulations. Stockholders may request a copy of our Code of Business Conduct and Ethics, which will be provided without charge, by writing to: American Healthcare REIT, Inc., 18191 Von Karman Avenue, Suite 300, Irvine, California 92612, Attention: Secretary. Our Code of Business Conduct and Ethics is also available in the Investor Relations – Corporate Governance section on our website, www.AmericanHealthcareREIT.com. If, in the future, we amend, modify or waive a provision in our Code of Business and Conduct and Ethics, we may, rather than filing a Current Report on Form 8-K, satisfy the disclosure requirement by posting such information on our website, as necessary.

Board’s Role in Risk Oversight

Our Board oversees our stockholders’ and other stakeholders’ interest in the long-term success of our business strategy and our overall financial strength.

Our Board is actively involved in overseeing risks associated with our business strategies and decisions. It does so, in part, through its oversight of our executive officers responsible for our real estate and real estate-related investments, acquisitions and dispositions and debt financing. Our Board is also responsible for overseeing risks related to corporate governance and the selection of nominees to our Board.

In addition, the Audit Committee meets regularly with our Chief Executive Officer, Chief Financial Officer, independent registered public accounting firm and legal counsel to discuss our major financial risk exposures, financial reporting, internal controls, credit and liquidity risk and compliance risk. The Audit Committee meets regularly in separate executive sessions with the independent registered public accounting firm, as well as with committee members only, to facilitate a full and candid discussion of risk and other governance issues. The Audit Committee also oversees our management of risks relating to cybersecurity and internal controls. It reviews and discusses with management any issues raised by our independent auditor or internal auditor relating to the integrity and security of our information technology systems, the effectiveness of the systems’ support of business objectives and risk management with respect to internal controls, and any risks relating to the foregoing. At least annually, the Audit Committee also reviews our cybersecurity risk exposures and the steps management has taken to monitor and control such exposures. To ensure that cybersecurity is an organization-wide effort, we provide at least annual cybersecurity training for all employees with network access and maintain a cybersecurity insurance policy.

The Compensation Committee oversees, among other things, the assessment and management of risks related to our incentive compensation plans and equity-based incentive plan and whether our incentive compensation arrangements encourage excessive risk taking. With the recommendation of the Compensation Committee, we have approved, effective upon the listing of our common stock on the NYSE, a clawback policy that complies with NYSE listing standards and the SEC’s Exchange Act Rule 10-D-1. The clawback policy would require the repayment of incentive compensation paid or awarded to officers in certain cases if there is a financial restatement.

The Nominating and Corporate Governance Committee oversees the assessment and management of risks related to our governance structure, including our Board leadership structure and management and director succession, as well as our ESG risks, trends and best practices.

Compensation Committee Interlocks and Insider Participation

During 2023:

•	none of our executive officers was a director of another entity where one of that entity’s executive officers served on the Compensation Committee;

•	no member of the Compensation Committee was during the year or formerly an officer or employee of us or any of our subsidiaries;

•	no member of the Compensation Committee entered into any transaction with us in which the amount involved exceeded $120,000;

•	none of our executive officers served on the compensation committee of any entity where one of that entity’s executive officers served on the Compensation Committee; and

•	none of our executive officers served on the compensation committee of another entity where one of that entity’s executive officers served as a director on our Board.

Director Compensation

If a director is also one of our employees, we do not pay any additional compensation to that person for services rendered as a director. Our director compensation program is designed with the goals of attracting and retaining highly qualified individuals to serve as directors and to fairly compensate them for their time and efforts. In 2023, our Board reviewed and approved the director compensation program adjustments described below after considering input from FPC (as defined below), the independent compensation consultant retained by the Compensation Committee to advise on executive officer and director compensation. For the year ended December 31, 2023, our independent directors received the following forms of compensation:

Type of fee	2023 Amount

Annual Cash Retainer
• All non-employee directors	• $85,000 annually, paid quarterly
• Additional Audit Committee Chairperson fee	• $20,000 annually, paid quarterly
• Additional Audit Committee Member fee	• $5,000 annually, paid quarterly
• Additional Compensation Committee or Nominating and Corporate Governance Committee Chairperson fee	• $12,500 annually, paid quarterly
• Additional Non-Executive Chairman of the Board fee	• $100,000 annually, paid quarterly

Equity Compensation

•  In connection with the initial election or subsequent re-election each year, each non-employee director receives an amount of restricted Class T common stock pursuant to our incentive plan that fully vests one year from the date of grant, subject to their continued service as a non-employee director and prorated for their term of service.

• Prior to June 15, 2023, $85,000 annually • Effective as of June 15, 2023, $95,000 annually

Other Compensation

•  Reimbursement of out-of- pocket expenses incurred in connection with attendance at Board meetings or Board Committee meetings. Such reimbursement is paid monthly. Our independent directors do not receive other benefits from us.

2023 Director Compensation

The following table sets forth certain information with respect to our director compensation for non-employee directors for the year ended December 31, 2023.

Name	Fees Earned or Paid in Cash ($) (1)	Stock Awards ($) (2)	All Other Compensation ($) (3)	Total ($)
Jeffrey T. Hanson (4)	185,000	94,985	1,513	281,498
Danny Prosky (4)	—	—	—	—
Mathieu B. Streiff (4)	85,000	94,985	1,513	181,498
Scott A. Estes	100,000	94,985	3,595	198,580
Brian J. Flornes	102,500	94,985	16,856	214,341
Harold H. Greene (5)	51,250	82,738	11,651	145,639
Dianne Hurley	106,250	94,985	18,026	219,261
Marvin R. O’Quinn (6)	82,875	131,327	2,246	216,448
Valerie Richardson (6)	82,875	131,327	2,246	216,448
Gerald W. Robinson (5)	42,500	82,738	9,761	134,999
J. Grayson Sanders (5)	42,500	82,738	9,812	135,050
Wilbur H. Smith III	85,000	94,985	19,148	199,133

(1)	Amounts reported in this column represent the annual retainer received by each individual who served as a non-employee director during 2023.
(2)

Amounts reported in this column represent (a) the grant date fair value of the awards granted to the non-employee directors other than Messrs. Greene, Robinson and Sanders during the year ended December 31, 2023, as determined in accordance with Financial Accounting Standards Board ASC, Topic 718, Compensation—Stock Compensation, (“FASB ASC Topic 718”), based on the estimated net asset value per share of $37.16 or $31.40, as applicable, for our Class T common stock as of the date of grant and (b) in the case of Messrs. Greene, Robinson and Sanders, the incremental fair value under FASB ASC Topic 718 associated with the modification of their outstanding equity awards in connection with their retirements to provide for accelerated vesting of the unvested portion of their outstanding equity awards. The following table shows the aggregate number of nonvested shares of our restricted Class T common stock held by each non-employee director as of December 31, 2023:

Director	Nonvested Shares of Our Restricted Class T Stock (#)
Hanson	3,025
Prosky	—
Streiff	3,025
Estes	3,025
Flornes	3,400
Greene	—
Hurley	3,400
O’Quinn	3,025
Richardson	3,025
Robinson	—
Sanders	—
Smith	3,400

(3)	Amounts reported in this column reflect the dollar value of distributions paid in connection with the stock awards granted to our independent directors or non-employee directors.
(4)	Messrs. Hanson, Prosky and Streiff are not independent directors.
(5)	Messrs. Greene, Robinson and Sanders served as independent directors who retired effective June 14, 2023. As such, amounts presented reflect compensation earned through their date of retirement.
(6)	Mr. O’Quinn and Ms. Richardson were appointed to our Board effective January 10, 2023.

Listing Equity Awards

Our Board has authorized 972,222 Listing Equity Awards to be granted to our directors under our incentive plan upon completion of this offering. The Listing Equity Awards vest ratably over four years and are subject to continuous service through the vesting dates.

Executive Officers

Information regarding our executive officers is set forth below. Each of our executive officers has stated that there is no arrangement or understanding of any kind between him or her and any other person relating to his or her appointment as an executive officer.

For biographical information regarding Mr. Prosky, our Chief Executive Officer and President, and Mr. Streiff, our former Chief Operating Officer and current Executive Vice President, see “—Directors” above.

Brian S. Peay Chief Financial Officer Age 58	Mr. Peay has served our Chief Financial Officer since June 2016. He also served as Executive Vice President and Chief Financial Officer of AHI and as Chief Financial Officer of GAHR III from June 2016 until October 2021. Mr. Peay served as Chief Financial Officer of Veritas Investments, Inc., located in San Francisco, California, one of the largest owners and operators of rent-controlled apartments in the San Francisco Bay Area, from September 2015 to May 2016, where he was responsible for the financial planning, corporate budgeting, tax structuring and management of the accounting function of the company. Mr. Peay previously served as Vice President Finance & Sales Ops of MobileIron, Inc., located in Mountain View, California, a leader in security and management for mobile devices, applications and documents, from October 2013 to September 2015. Mr. Peay served as Chief Financial Officer of Glenborough, LLC from November 2006 to March 2012, and prior to its purchase by Morgan Stanley Real Estate Fund V, Mr. Peay also previously served in executive capacities including Chief Financial Officer, SVP—Joint Ventures (Business Development), Chief Accounting Officer and VP Finance with Glenborough Realty Trust, Inc., a real estate investment and management company focused on the acquisition, management and leasing of high quality commercial properties in major markets across the country, from November 1997 to November 2006, where he was responsible for the finance, accounting and reporting, risk management, information technology and human resource functions of the company. Prior to Glenborough Realty Trust, Inc., Mr. Peay served as Chief Financial Officer & Director of Research at Cliffwood Partners, L.P. from August 1995 to November 1997. Mr. Peay also served as Manager at Kenneth Leventhal & Co., a certified public accounting firm specializing in real estate that subsequently merged with Ernst & Young LLP, from August 1988 to August 1995. Mr. Peay received a B.S. degree in Business Economics from the University of California, Santa Barbara. Mr. Peay became a Certified Public Accountant in the State of California in 1992; his current status is not practicing.

Gabriel M. Willhite Chief Operating Officer Age 43	Mr. Willhite has served as our Chief Operating Officer since August 2022. Prior to that, he served as our Executive Vice President, General Counsel from October 2021 until August 2022 and Assistant General Counsel—Transactions from January 2020 until October 2021. He also served as Executive Vice President, General Counsel of AHI from January 2020 until October 2021 and prior to that served as Senior Vice President, Assistant General Counsel—Transactions of AHI since April 2016. Mr. Willhite also served as Assistant General Counsel—Transactions of GAHR III from January 2020 until October 2021. From November 2012 until April 2016, Mr. Willhite served as Legal Counsel for Sabal Financial Group, L.P., a real estate and finance company based in Newport Beach, California which was a subsidiary of Oaktree Capital Management, where he was responsible for overseeing portfolio acquisitions, financings, joint ventures, dispositions and strategic workout transactions. Prior to joining Sabal Financial Group, Mr. Willhite was an associate in the transactional practice group of Greenberg Traurig, LLP in Irvine, California. Additionally, since October 2020,

Mr. Willhite has also served as a member of the board of directors of Trilogy, and as its chairman since August 2023. Mr. Willhite received a B.A. degree in Political Science and Communication from the University of Southern California and a J.D. degree from University of Minnesota Law School. He is a member of the California State Bar Association.

Stefan K.L. Oh Chief Investment Officer Age 53	Mr. Oh has served as our Chief Investment Officer since March 2023, having previously served as our Executive Vice President, Head of Acquisitions from October 2021 to March 2023, as our Executive Vice President of Acquisitions from October 2015 to October 2021, and as our Senior Vice President of Acquisitions from January 2015 to October 2015. Mr. Oh also served as Executive Vice President, Acquisitions of GAHR III from October 2015 to October 2021, having previously served as its Senior Vice President, Acquisitions since January 2013. Mr. Oh has also served as Executive Vice President, Acquisitions of AHI from October 2015 to October 2021, having previously served as its Senior Vice President, Acquisitions since December 2014. Mr. Oh also served as Senior Vice President—Acquisitions of GAHR II from January 2009 to December 2014 and as Senior Vice President, Acquisitions of AHI Group Holdings from January 2012 to December 2014. Mr. Oh served as the Senior Vice President, Healthcare Real Estate of Grubb & Ellis Equity Advisors from January 2010 to January 2012, having served in the same capacity for Grubb & Ellis Realty Investors since June 2007, where he had been responsible for the acquisition and management of healthcare real estate. Prior to joining Grubb & Ellis, from August 1999 to June 2007, Mr. Oh worked for PEAK, where he served as Director of Asset Management and later as Director of Acquisitions. From 1997 to 1999, he worked as an auditor and project manager for Ernst & Young AB in Stockholm, Sweden and from 1993 to 1997 as an auditor within Ernst & Young LLP’s EYKL Real Estate Group in Los Angeles, California. Mr. Oh received a B.S. degree in Accounting from Pepperdine University and is a Certified Public Accountant in the State of California (inactive).

Mark E. Foster Executive Vice President, General Counsel Age 51	Mr. Foster has served as our Executive Vice President, General Counsel since August 2022. Prior to that, Mr. Foster was a partner in the commercial real estate practice group at Snell & Wilmer, L.L.P., located in Costa Mesa, California from September 2016 until July 2022. From June 2012 until September 2016, Mr. Foster served as Vice President, General Counsel and Corporate Secretary to Sabal Financial Group, L.P. based in Newport Beach, California, which was a subsidiary of Oaktree Capital Management, where he was responsible for all legal matters related to the company’s management of over $6 billion in real estate and debt assets. Prior to Sabal, from January 2008 until June 2012, Mr. Foster served as Senior Counsel for Rockefeller Group Development Corporation, located in Irvine, California, where he focused on all aspects of commercial real estate acquisition, development and operations. From June 2003 until December 2007, Mr. Foster served as Regional General Counsel for Toll Brothers, Inc. (NYSE: TOL), located in Irvine, California, where he oversaw the acquisition and development of dozens of residential projects throughout California. Mr. Foster began his legal career in the real estate group at the law firm of Allen Matkins, LLP, located in Irvine, California where he was employed from September 1998 to June 2003. Mr. Foster received a B.A. degree in International Relations, Political Science and Economics from the University of Southern California, and a J.D. degree from the University of Southern California, Gould School of Law.

Compensation Discussion and Analysis

Introduction

This Compensation Discussion and Analysis outlines the principles underlying our executive compensation policies and decisions as it relates to our named executive officers (“NEOs”). Our NEOs and their positions held for the year ended December 31, 2023 were:

•	Danny Prosky—Chief Executive Officer and President

•	Brian S. Peay—Chief Financial Officer

•	Gabriel M. Willhite—Chief Operating Officer

•	Stefan K.L. Oh—Chief Investment Officer

•	Mark E. Foster—Executive Vice President, General Counsel and Secretary

The Compensation Committee believes that our compensation program for executive officers is an important tool to:

•	attract, retain and motivate highly-skilled executives;

•	encourage management to balance short-term goals against longer-term objectives without incentivizing excessive risk-taking;

•	achieve an appropriate balance between risk and reward that does not incentivize excessive risk-taking; and

•	align the interests of management and stockholders through the use of equity-based compensation.

The Compensation Committee applied this philosophy in establishing each of the elements of executive compensation for the fiscal year ended December 31, 2023.

Our Compensation and Governance Practices & Policies

We believe the following practices and policies promote sound compensation governance and are in the best interests of our stockholders and executives:

What We Do	What We Don’t Do
✓ Compensation Committee comprised solely of independent directors	x No significant perquisites
✓ Independent compensation consultant	x No minimum guaranteed base salary increases
✓ Significant portion of total compensation in the form of equity awards with long-term vesting	x No tax gross ups to our NEOs
✓ Significant portion of total compensation is based on performance and is not guaranteed	x We have a defined program that does not allow for uncapped bonus payouts
✓ We enhance executive officer retention with time-based, multi-year vesting equity incentive awards	x We do not allow hedging or pledging of our securities
✓ We use multiple performance measures for cash bonuses and multi-year equity awards, which mitigates compensation-related risk	x We do not provide single-trigger change in control cash severance payments

Determining Compensation for Named Executive Officers

Role of Compensation Committee

The Compensation Committee is comprised entirely of independent directors and operates under a written charter. The Compensation Committee is responsible for determining compensation for all of our NEOs including evaluating compensation policies, approving target and actual compensation for executives and administering our equity incentive programs.

Role of Management

Our Chief Executive Officer plays an important role in setting compensation for our other executive officers by assisting the Compensation Committee in evaluating individual goals and objectives and developing compensation recommendations for NEOs other than himself. Final decisions on the design of the compensation program, including total compensation, are ultimately made by the Compensation Committee.

Role of Compensation Consultant

The Compensation Committee is authorized to retain the services of a compensation consultant to be used to assist in the review and establishment of our compensation programs and related policies. For 2023 compensation, at the recommendation of management, the Compensation Committee retained Ferguson Partners Consulting, L.P. (“FPC”), as its independent compensation consultant to advise it on executive officer and director compensation. FPC did not provide any other services to management. The Compensation Committee believes that there are no conflicts of interest with respect to FPC’s services.

Results of 2023 Advisory Vote on Executive Compensation

At our 2023 annual meeting of stockholders, we asked our stockholders to approve, on an advisory (non-binding) basis, the compensation paid to our NEOs for the year ended December 31, 2022. Our stockholders showed support for our executive compensation program, with 86.0% of the votes cast approving the advisory resolution. The Compensation Committee did not make any changes to our executive compensation program in response to the 2023 advisory vote on executive compensation.

Benchmarking and Peer Group Comparisons

The Compensation Committee reviews competitive compensation data from a select group of peer companies and broader survey sources. Although comparisons of compensation paid to our NEOs relative to compensation paid to similarly situated executives in the survey and by our peers assist the Compensation Committee in determining compensation, the Compensation Committee principally evaluates executive compensation based on corporate objectives and individual performance. Additionally, as part of its engagement, FPC provided the Compensation Committee with comparative market data on the overall compensation program for our executive officers based on an analysis of peer companies. In developing our peer group, the Compensation Committee took into consideration the following characteristics:

•	Portfolio size;

•	Market capitalization and total capitalization;

•	Asset class of portfolio; and

•	Pre-listing history (emergence from non-listed REIT market to listed REIT market).

The table set forth below identifies the companies in the peer group used for 2023, which the Compensation Committee considered as part of its analysis in setting compensation for our executive officers. This was the same peer group that was established and used in connection with compensation decisions made at the time of the AHI Acquisition.

2023 Executive Compensation Peer Group

Brandywine Realty Trust	Highwood Properties, Inc.	Piedmont Office Realty Trust, Inc.
CareTrust REIT, Inc.	LTC Properties, Inc.	Retail Opportunity Investments Corp.
Global Medical REIT Inc.	National Health Investors, Inc.	Sabra Health Care REIT, Inc.
Peakstone Realty Trust, Inc	Orion Office REIT, Inc.	Sila Realty Trust, Inc.
Healthcare Realty Trust Incorporated	Physicians Realty Trust	SmartStop Self Storage REIT, Inc.

Alignment of Pay and Performance

We maintain a target compensation program that is designed to appropriately align the compensation of our executives with performance. Approximately 78.6% of our Chief Executive Officer’s target pay is performance-based/at risk and approximately 70.2% of target pay for the remaining NEOs is performance-based/at risk. The pay mix of our executives is shown below:

Elements of Compensation

For 2023, our executive compensation program for our NEOs consists of base salary, a short-term incentive cash bonus and long-term equity incentive awards. The material components of our 2023 executive compensation program are summarized in the following chart:

Base Salary

We provide base salaries to our NEOs to compensate them for services rendered on a day-to-day basis. Base salary is also intended to attract and retain executive officers and is generally based on the scope and complexity of the role and responsibilities, experience, individual performance and contributions, and internal pay equity considerations, taking into account comparable company data provided by our compensation consultant and based upon the Compensation Committee’s understanding of compensation paid to similarly situated executives, adjusted as necessary to recruit or retain specific individuals. The Compensation Committee seeks to target our NEOs’ base salaries at competitive levels to recognize professional growth, success and/or increased responsibilities. We believe that providing a competitive base salary relative to the companies with which we compete for executive talent is a necessary element of a compensation program that is designed to attract and retain talented and experienced executives. We also believe that attractive base salaries can motivate and reward our executive officers for their overall performance. Base salaries are reviewed annually by the Compensation Committee to assess if adjustments are necessary.

The base salaries for our NEOs are shown below.

Named Executive Officer	2023 Salary	2022 Salary		% Change
Danny Prosky	$750,000	$750,000		—
Brian S. Peay	$475,000	$475,000		—
Gabriel M. Willhite	$425,000	$425,000	(1)	—
Stefan K.L. Oh	$400,000	$400,000		—
Mark E. Foster	$360,000	$360,000		—

(1)	Reflects Mr. Willhite’s annualized base salary following his promotion in August 2022.

Short-Term Incentive Program (Cash Bonuses)

As part of our compensation program, our NEOs are entitled to receive an annual cash bonus within a specified range based on a percentage of their base salary. The following table sets forth the threshold (as a percentage of target), target (as a percentage of base salary), and maximum (as a percentage of target) bonus opportunities for each NEO under our annual cash bonus program and used in determining 2023 awards:

Named Executive Officer	Threshold	Target	Maximum
Danny Prosky	50%	100%	150%
Brian S. Peay	50%	100%	150%
Gabriel M. Willhite	50%	100%	150%
Stefan K.L. Oh	50%	75%	150%
Mark E. Foster	50%	65%	150%

In determining the size of cash bonus awards, the Compensation Committee, in consultation with FPC, thoroughly reviews our corporate performance and the individual performance of the NEOs. For 2023, individual performance was evaluated subjectively by the Compensation Committee while corporate performance was evaluated objectively, under which corporate performance was evaluated on pre-determined performance metrics and hurdles. For 2023, the objective performance metrics included Adjusted EBITDA Growth (excluding Grant Income), our net debt to adjusted EBITDA and our same-property NOI Growth (excluding Grant Income), as described further below. Our 2023 performance measures were selected based on a careful assessment of measures that we believe encourage profitable growth and increase shareholder value, while also motivating executives to perform at their highest levels despite interest rate volatility impacting the real estate markets. For 2023, corporate performance was weighted at 70% and individual performance was weighted 30% for all of our NEOs.

The following table sets forth the performance metrics and goals approved by the Compensation Committee to determine corporate performance:

Metric	Weighting	Performance Hurdles				Actual 2023 Performance	Target Met
		Threshold (50% Payout)	Target (100% Payout)		Maximum (150% Payout)
Adjusted EBITDA Growth	40%	7.50%	8.50%		9.00%	(1)	(1)
Net Debt to Adjusted EBITDA	30%	9.1x	8.85	x	8.6x	(1)	(1)
Same-Property NOI Growth	30%	3.00%	4.00%		5.00%	(1)	(1)

(1)	These amounts are not calculable as of the date of this prospectus. Such amounts will be determined in connection with the completion of our financial statements for the year ended December 31, 2023.

2023 Performance Metrics

Adjusted EBITDA Growth

•  EBITDA is a non-GAAP financial measure that is defined as earnings before interest, taxes, depreciation, and amortization.

•  Adjusted EBITDA is defined as EBITDA excluding the impact of stock-based compensation expense, acquisition and pursuit costs, gain (loss) on sales of real estate, unrealized foreign currency gain (loss), change in fair value of financial instruments, impairment of real estate assets, lease termination revenue, non-recurring items, and adjusted for non-controlling interest.

•  Adjusted EBITDA Growth is calculated as the percentage increase/(decrease) of current year Adjusted EBITDA less Grant Income over prior year’s Adjusted EBITDA less Grant Income.

•  We use Adjusted EBITDA Growth to measure and assess our earnings growth on an unleveraged basis. Moreover, it is an important and closely followed measure of our performance by the investing community and our stockholders.

Net Debt to Adjusted EBITDA

•  Net Debt is our consolidated short-term and long-term debt less our consolidated total and cash and cash equivalents.

•  Adjusted EBITDA is defined as EBITDA excluding the impact of stock-based compensation expense, acquisition and pursuit costs, gain (loss) on sales of real estate, unrealized foreign currency gain (loss), change in fair value of financial instruments, impairment of real estate assets, lease termination revenue, non-recurring items, and adjusted for non-controlling interest.

•  We believe Net Debt to Adjusted EBITDA indicates the strength of our company’s balance sheet and reflects our ability to generate sufficient earnings to service our indebtedness over time.

Same-Property NOI Growth

•  NOI is defined as net income (loss), computed in accordance with GAAP, generated from properties before general and administrative expenses, business acquisition expenses, depreciation and amortization, interest expense, gain or loss on dispositions, impairment of real estate investments, impairment of goodwill, income or loss from unconsolidated entities, gain on re-measurement of previously held equity interest, foreign currency gain or loss, other income, and income tax benefit or expense.

•  Same-Property NOI is NOI from assets held by us for one year or more.

•  Same-Property NOI Growth is calculated as the percentage increase/(decrease) of current year Same-Property NOI less Grant Income over prior year’s Same-Property NOI less Grant Income.

•  We consider Same-Property NOI Growth to be indicative of the organic growth embedded in our property portfolio, which ordinarily can be an important driver of property values. It also is a metric typically evaluated by investors and analysts and is used by many of our peers to evaluate operating performance.

Based on its assessment of our corporate performance and each NEO’s individual performance and respective weightings described above, the Compensation Committee approved cash bonuses for 2023 in the following amounts:

2023 Cash Bonus
Named Executive Officer	Payout	As a % of Target
Danny Prosky	(1)	(1)
Brian S. Peay	(1)	(1)
Gabriel M. Willhite	(1)	(1)
Stefan K.L. Oh	(1)	(1)
Mark E. Foster	(1)	(1)

(1)	These amounts are not calculable as of the date of this prospectus. Such amounts will be determined in connection with the completion of our financial statements for the year ended December 31, 2023.

Long-Term Incentive Program (Equity-Based Compensation)

As part of our compensation program, our NEOs are entitled to receive equity-based compensation. To encourage retention and alignment with our long-term growth and performance, 25% of such equity-based awards are performance-based and the remaining 75% of such awards are time-based.

Our NEOs received the following equity awards in 2023:

	Equity Awards
Named Executive Officer	Time- Based RSUs (#) (1)	Performance- Based RSUs (#) (2)	Aggregate Grant Date Value ($) (3)
Danny Prosky	47,771	15,923	1,999,991
Brian S. Peay	20,303	6,767	849,998
Gabe M. Willhite	20,303	6,767	849,998
Stefan K.L. Oh	9,554	3,185	400,005
Mark E. Foster	8,957	2,986	375,010

(1)

The number of time-based RSUs granted to the NEOs was determined based on the value of the equity awards determined by the Compensation Committee, divided by our estimated net asset value per share of Class T common stock of $31.40 available as of April 2023, rounded to the nearest whole share. These time-based RSUs vest in one-third annual increments, subject to each NEO’s continued service through the applicable vesting date.

(2)

The number of performance-based RSUs subject to the award was determined based on the value of the equity awards determined by the Compensation Committee, divided by our net asset value per share of our Class T common stock of $31.40 available as of April 2023, rounded to the nearest whole share.

(3)

Reflects the value of the NEOs’ respective equity award determined by the Compensation Committee was based on market data, consultation with FPC, NEO responsibilities and historical compensation practices.

The performance-based RSUs will cliff vest in the first quarter of 2026 (subject to continuous employment or provision of services through that vesting date), with the amount of RSUs then vesting to be based on our Normalized FFO per share ranking over the three-year period ending December 31, 2025 versus a company peer group comprised of: CareTrust REIT, Inc., Healthcare Realty Trust Incorporated, LTC Properties Inc., National Health Investors, Inc., Physicians Realty Trust, Sabra Health Care REIT, Inc. and Omega Healthcare Investors, Inc., which peer group may be modified at the sole direction of our Board or the Compensation Committee prior to the end of the three-year performance period to reflect changed circumstances such as the merger out of existence or significant portfolio modifications of such companies. Each NEO will vest into 50% of the RSUs subject to this grant if we achieve a “threshold” level of Normalized FFO per share, which is Normalized FFO-per-share performance that is 2.5% less than the peer group’s Normalized FFO-per-share performance (with no RSUs vesting if our Normalized FFO-per-share performance is worse than this amount); 100% of the RSUs if we achieve “target” performance, which is Normalized FFO-per-share performance equal to the peer group’s Normalized FFO-per-share performance; and 200% of the RSUs if we achieve “maximum” performance, which is Normalized FFO-per-share performance that is 2.5% or greater than the peer group’s Normalized FFO-per-share performance. There will be linear interpolation between Normalized FFO-per-share performance levels.

The following chart illustrates the terms of the 2023 performance-based award to the NEOs:

In 2023, the performance measure used for the Long-Term Incentive Program was Normalized FFO compared to Modified FFO in 2022 to adopt a performance measure more closely aligned with that of our publicly listed REIT peers.

See “—Executive Compensation Tables—Outstanding Equity Awards at Fiscal Year-End December 31, 2023” and “—Executive Compensation Tables—2023 Option Exercises and Stock Vested” for more information.

Risk Mitigation

Our executive compensation program is designed to achieve an appropriate balance between risk and reward that does not incentivize excessive risk-taking. Our Compensation Committee, in conjunction with FPC, conducts an annual risk assessment of our executive compensation program. We believe that our annual cash bonus program and equity compensation program contain appropriate risk mitigation factors, as summarized below:

•	balance of short-term and long-term incentives through annual cash bonuses and long-term equity compensation;

•	a substantial portion of total compensation is in the form of long-term equity awards;

•

a substantial portion of total compensation is based on achievement of performance objectives, through a combination of annual or multi-year performance. Furthermore, we incorporate both absolute and relative metrics by which to assess our performance;

•	three-year vesting based on continued service as of the vesting date; and

•	prohibition against hedging or pledging transactions.

Other Plans, Perquisites and Personal Benefits

Each of our NEOs is eligible to participate in our Executive Severance and Change in Control Plan (our “severance plan”), as described below, and all of our compensatory and benefit plans on the same basis as our other employees. We provide an employer 50.0% matching contribution under our 401(k) profit sharing plan up to 5.0% of a participating employee’s contribution, including our NEO’s, taxable compensation, up to the Internal Revenue Service limitations for matching contributions.

Second Amended and Restated 2015 Incentive Plan

We adopted our incentive plan to provide an additional incentive for eligible recipients to further the growth, development and financial success of our company by personally benefiting through the ownership of our common stock and/or rights which recognize such growth, development and financial success. Our incentive plan is also designed to enable our company to obtain and retain the services of eligible recipients considered essential to the long-range success of our company by offering them an opportunity to own our common stock and/or rights which will reflect the growth, development and financial success of our company. Our incentive plan was most recently amended and restated, effective June 15, 2023.

Below is a brief summary of our incentive plan:

•

Shares Available Under our Incentive Plan. The maximum number of shares of our common stock that may be issued pursuant to our incentive plan is 4,000,000 shares. As of the date of this prospectus, we granted awards relating to an aggregate of 1,565,346 shares of our restricted common stock (such number of shares assumes that we issue shares of our common stock underlying any unvested awards at maximum levels for performance and market conditions that have not yet been achieved; to the extent that performance or market conditions do not meet maximum levels, the actual number of shares of our common stock issued under our incentive plan would be less than the amount reflected above) to our executive officers, other employees and independent directors under our incentive plan. Pursuant to the terms of our incentive plan, upon the listing of our common stock, the number of shares available for awards under our incentive plan will be adjusted to reflect shares of our common stock that are principally traded following such offering.

•

Administration of our Incentive Plan. Our incentive plan is administered by our Board (with respect to options and restricted shares of our common stock granted to independent directors) or the Compensation Committee (with respect to any other award). Subject to the terms of our incentive plan, our Board or the Compensation Committee will have the authority to determine the eligibility for awards and the terms, conditions and restrictions, including vesting terms, the number of shares subject to an award and any performance goals applicable to grants made under our incentive plan. Our Board or the Compensation Committee also will have the authority, subject to the terms of our incentive plan, to construe and interpret our incentive plan and awards.

•	Effective Date and Termination and Amendment of our Incentive Plan. Our incentive plan was originally effective July 23, 2015 and was amended and restated effective as of November 18, 2021 and June 15, 2023. Our incentive plan will automatically expire on June 15, 2033, unless earlier terminated by our Board. Our Board may terminate our incentive plan at any time, but such termination will have no adverse impact on any award that is outstanding at the time of such termination. Our Board may amend our incentive plan at any time, but any amendment would be subject to stockholder approval if, in the reasonable judgment of our Board, stockholder approval would be required by any law, regulation or rule applicable to the plan. No termination or amendment of our incentive plan may, without the written consent of the participant, reduce or diminish the value of an outstanding award determined as if the award had been exercised, vested, cashed in or otherwise settled on the date of such amendment or termination. Our Board may amend or terminate outstanding awards, but those amendments may require consent of the participant and, unless approved by our stockholders or otherwise permitted by the antidilution provisions of the plan, and the original term of an option may not be extended.

•

Types of Awards and Eligible Participants Under our Incentive Plan. Our incentive plan provides for the grant of options, restricted shares of our common stock, RSUs, stock purchase rights, stock appreciation rights or other awards to our independent directors, officers, employees and consultants.

•

Certain Adjustments. If any capitalization change is made in our common stock subject to our incentive plan or subject to any award agreement thereunder, or other corporate transaction, such as through a stock split, stock dividend, extraordinary distribution, recapitalization, merger, combination of shares, exchange of shares or other similar transaction, appropriate adjustments will be made in the number, class and price of shares subject to each outstanding award. In addition, in the event of a capitalization adjustment or other corporate transaction, our Board has authority, among other items, to cash out awards, terminate awards, accelerate vesting or provide for the assumption of outstanding awards.

Tax and Accounting Considerations

We have not provided or agreed to provide any of our executive officers or directors with a gross-up or other reimbursement for tax amounts they might pay pursuant to Section 4999 or Section 409A of the Code. Sections 280G and 4999 of the Code provide that executive officers, directors who hold significant stockholder interests, and certain other service providers could be subject to significant additional taxes if they receive payments or benefits in connection with a change in control of us that exceed certain limits, and that we or our successor could lose a deduction on the amounts subject to the additional taxes. Section 409A also imposes additional significant taxes on the individual in the event that an employee, director or service provider receives “deferred compensation” that does not meet the requirements of Section 409A.

Hedging Practices

Our Insider Trading Policy prohibits our directors and executive officers from entering into hedging or monetization transactions or similar arrangements with respect to our securities.

Compensation Committee Interlocks and Insider Participation

The Compensation Committee is currently composed of the independent directors listed as signatories to the below Compensation Committee Report. During 2023:

•	none of our executive officers were a director of another entity where one of that entity’s executive officers served on the Compensation Committee;

•	no member of the Compensation Committee was formerly an officer or employee of us or any of our subsidiaries;

•	no member of the Compensation Committee entered into any transaction with us in which the amount involved exceeded $120,000;

•	none of our executive officers served on the compensation committee of any entity where one of that entity’s executive officers served on the Compensation Committee; and

•	none of our executive officers served on the compensation committee of another entity where one of that entity’s executive officers served as a director on our Board.

Option/SAR Grants in Last Fiscal Year

No option grants were made to our officers or directors for the year ended December 31, 2023.

Executive Compensation Tables

2023 Summary Compensation Table

The following table sets forth a summary of all compensation earned, awarded or paid, as applicable, to our NEOs in the fiscal years ended December 31, 2023 and 2022 and to the extent required by SEC executive compensation disclosure rules, December 31, 2021.

Name and Principal Position	Year	Salary ($)	Bonus ($) (1)	Stock awards ($) (2)	Non-Equity Incentive Plan Compensation ($) (1)	All other compensation ($) (3)	Total ($)
Danny Prosky	2023	750,000	(4)	1,999,991	(4)	85,189	2,835,180
CEO and President	2022	750,000	225,000	—	787,500	61,855	1,824,355
	2021	187,500	—	2,000,003	187,500	23,040	2,398,043
Brian S. Peay	2023	475,000	(4)	849,998	(4)	58,601	1,383,599
CFO	2022	475,000	142,500	—	498,750	51,011	1,167,261
	2021	118,750	—	1,387,555	118,750	24,423	1,649,478
Gabriel M. Willhite	2023	425,000	(4)	849,998	(4)	52,409	1,327,407
COO (5)	2022	384,000	127,500	—	446,250	35,366	993,116
	2021	90,000	—	1,061,591	58,500	15,549	1,225,640
Stefan K.L. Oh	2023	400,000	(4)	400,005	(4)	41,803	841,808
EVP, Head of Acquisitions	2022	400,000	130,000	—	195,000	39,487	764,487
	2021	100,000	—	962,550	65,000	18,559	1,146,109
Mark E. Foster	2023	360,000	(4)	375,010	(4)	17,265	752,275
EVP, General Counsel (6)	2022	135,000	70,200	156,248	245,700	4,261	611,409
	2021	—	—	—	—	—	—

(1)

Represents amount paid under the short-term incentive program for the fiscal years ended December 31, 2023, 2022 and 2021, with the portion in the Bonus column reflecting the individual component of the 2023 short-term incentive program and the portion in the Non-Equity Incentive Compensation column representing the formulaic payout based on the achievement of pre-established performance goals. See “—Compensation Discussion and Analysis—Elements of Compensation—Short-Term Incentive Program (Cash Bonuses)” for more information.

(2)

The time-based RSUs and performance-based RSUs were awarded and granted in April 2023 under our incentive plan. The performance-based RSUs are calculated assuming target achievement (the most probable outcome at the time of grant) of the underlying performance condition at the time of grant. Assuming maximum achievement of the underlying performance condition at the time of grant, the grant date fair value of the 2023 performance-based RSUs granted to the NEOs would be as follows: Mr. Prosky, $999,964; Mr. Peay, $424,968; Mr. Willhite, $424,968; Mr. Oh, $200,018; and Mr. Foster, $187,521. See “—Compensation Discussion and Analysis—Elements of Compensation—Long-Term Incentive Program (Equity-Based Compensation)” for additional information regarding these awards.

(3)	Amounts in the “All other compensation” column consist of the following payments we paid to or on behalf of the NEOs:

Name	401(k) Contributions ($)	Distributions Paid on Awards ($)
Danny Prosky	7,979	77,210
Brian S. Peay	7,975	50,626
Gabriel M. Willhite	8,013	44,396
Stefan K.L. Oh	8,033	33,770
Mark E. Foster	7,242	10,023

(4)

Amounts for the fiscal year ended December 31, 2023 are not calculable as of the date of this prospectus. Such amounts will be determined in connection with the completion of our financial statements for the year ended December 31, 2023 and will be reported at such time as required by SEC rules.

(5)

Mr. Willhite transitioned from his position as Executive Vice President, General Counsel to Chief Operating Officer, effective August 1, 2022, therefore the amount of Mr. Willhite’s 2022 salary is based on the two positions he held in 2022.

(6)	Mr. Foster was appointed as our Executive Vice President, General Counsel effective August 1, 2022, therefore his 2022 salary is pro-rated and he did not receive any compensation in 2021.

2023 Grants of Plan-Based Awards

The following table summarizes all grants of plan-based awards made to our NEOs in 2023.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)			Estimated Future Payouts Under Equity Incentive Plan Awards (2)			All other stock awards: Number of shares of stock or units (#)(3)	Grant date fair value of stock and option awards ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Danny Prosky		78,750	525,000	787,500
	4/3/2023							47,771	1,500,009
	4/3/2023				7,962	15,923	31,846		499,982
Brian S. Peay		49,875	332,500	498,750
	4/3/2023							20,303	637,514
	4/3/2023				3,384	6,767	13,534		212,484
Gabriel M. Willhite		44,625	297,500	446,250
	4/3/2023							20,303	637,514
	4/3/2023				3,384	6,767	13,534		212,484
Stefan K.L. Oh		31,500	210,000	315,000
	4/3/2023							9,554	299,996
	4/3/2023				1,593	3,185	6,370		100,009
Mark E. Foster		24,570	163,800	245,700
	4/3/2023							8,957	281,250
	4/3/2023				1,493	2,986	5,972		93,760

(1)

Represents bonus opportunities for 2023 corporate performance under the short-term incentive program as approved by the Compensation Committee on April 3, 2023. The actual amount awarded will based on the achievement of certain performance measures as described under “—Compensation Discussion and Analysis—Elements of Compensation—Short-Term Incentive Program (Cash Bonuses).” Excluded from these columns will be the discretionary portion of the 2023 bonus program, which are reflected in the “Bonus” column in the 2023 Summary Compensation Table.

(2)

Represents performance-based RSUs that will cliff vest in the first quarter of 2026 (subject to continuous employment or provision of services through that vesting date), with the amount of RSUs then vesting to be based on our relative Normalized FFO per share ranking over the three-year period ending December 31, 2025 versus a company peer group. The grant date fair value was measured based on the achievement of Normalized FFO per share performance at the target level (the most probable outcome as of the grant date), multiplied by our estimated net asset value per share of Class T common stock in effect on the grant date of $31.40.

(3)

Represents time-based RSUs determined based on the value of the equity awards determined by the Compensation Committee, divided by our estimated net asset value per share of Class T common stock of $31.40 available as of April 2023, rounded to the nearest whole share. These time-based RSUs will vest in equal annual installments, with the first one-third installment vesting on April 3, 2024, the second one-third installment vesting on April 3, 2025 and the final one-third installment vesting on April 3, 2026 (subject to continuous employment or provision of services through each vesting date).

Outstanding Equity Awards at Fiscal Year-End December 31, 2023

The following table presents information about our NEOs’ outstanding equity awards as of December 31, 2023. The market value of such outstanding equity awards is based on our estimated net asset value per share of Class T common stock available as of December 31, 2023 of $31.40.

Name	Stock awards
	Number of shares or units of stock that have not vested (#) (1)	Market value of shares or units that have not vested ($) (1)	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#) (2)	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($) (2)
Danny Prosky	61,330	1,925,762	29,481	925,703
Brian S. Peay	42,675	1,339,995	11,851	372,121
Gabriel M. Willhite	41,462	1,301,907	9,309	292,303
Stefan K.L. Oh	29,045	912,013	5,388	169,183
Mark E. Foster	11,060	347,284	4,037	126,762

(1)

Represents (a) restricted shares of Class T common stock that will vest in equal annual installments, with the first one-third installment vested on October 1, 2022, the second one-third installment vested on October 1, 2023 and the final one-third installment vesting on October 1, 2024 (subject to continuous employment or provision of services through each vesting date), except in the case of Mr. Foster as described below, (b) in the case of Messrs. Peay, Oh and Willhite, retention grants of restricted shares of Class T common stock that will vest on October 4, 2024 (subject to continuous employment or provision of services through the vesting date), (c) in the case of Mr. Foster, restricted shares of Class T common stock that will vest in three equal annual installments, with the first one-third installment vested on January 1, 2023, the second one-third installment vested on January 1, 2024 and the final one-third installment vesting on January 1, 2025 (subject to continuous employment or provision of services through each vesting date), and (d) time-based RSUs that will vest in equal installments, with the first one-third installment vested on April 3, 2023, the second one-third installment vesting on April 3, 2024 and the final one-third installment vesting on April 3, 2025 (subject to continuous employment or provision of services through each vesting date).

(2)

Represents (a) performance-based RSUs that will cliff vest in the first quarter of 2025 (subject to continuous employment or provision of services through that vesting date), which RSUs are scheduled to vest based on our Modified FFO performance, and (b) performance-based RSUs that will cliff vest in the first quarter of 2026 (subject to continuous employment or provision of services through that vesting date), which RSUs are scheduled to vest based on our Normalized FFO performance. Because our Modified FFO and Normalized FFO performance for purposes of these awards is not calculable as of the date of this filing, we have assumed performance at the target performance level (100% payout level) for purposes of this table.

2023 Option Exercises and Stock Vested

The following table sets forth, for each of our NEOs, the number of shares of our common stock that vested in 2023 as well as the value of those shares upon vesting. The value realized upon vesting is based on the estimated net asset value per share of Class T common stock available at the time of vesting.

Name	Stock Awards
	Number of shares acquired on vesting (#)	Value realized on vesting ($)
Danny Prosky	13,557	425,690
Brian S. Peay	5,084	159,638
Gabriel M. Willhite	2,542	79,819
Stefan K.L. Oh	2,203	69,174
Mark E. Foster	1,051	39,055

Potential Payments Upon Termination or Change in Control

We adopted our severance plan for the purpose of providing severance and change-of-control protections to certain key employees, including our NEOs. As described below, our severance plan provides our NEOs with, among other things, base salary, bonus and certain other payments at, following and/or in connection with certain terminations of employment or a change in control involving us. As used below, the terms “Cause,” “Change in Control,” “Disability” and “Good Reason” shall have the respective meanings set forth in our severance plan.

Termination Without Cause or Resignation for Good Reason

Under our severance plan, in the event a participant is terminated without Cause or resigns for Good Reason, such participant will be entitled to receive the following, including any accrued obligations entitled to such participant:

•

a severance payment in an amount equal to: (1) 2.0 if the participant is our Chief Executive Officer, 1.5 if the participant is our Executive Chairman, Chief Operating Officer, Chief Financial Officer, Head of Acquisitions/Chief Investment Officer or General Counsel, or 1.0 if the participant holds another position; multiplied by (2) the sum of: (a) such participant’s base salary, plus (b) such participant’s average cash bonus for the three most recent years completed prior to the termination, payable in equal installments in accordance with our normal payroll practices, commencing 60 days following the termination date;

•

for a period of time ending on the earlier to occur of (1) the completion of the applicable severance period as provided in our severance plan, and (2) the date on which the participant becomes eligible to receive healthcare coverage from a subsequent employer, medical coverage through our group medical plans pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), at the same levels as would have applied if the participant’s employment had not been terminated or reimbursement of the cost of such medical coverage;

•

any retention equity grants granted to the participant that are unvested as of the termination date shall vest and, if applicable, become exercisable and any other unvested restricted stock or other equity awards issued to the participant under our incentive plan or otherwise by us that are outstanding on the termination date and that vest solely based on the passage of time (each, a “Time-Based Award”) shall vest and become exercisable, if applicable, as to the number of shares subject to such award that would have vested over the 12-month period following the termination date had the participant remained employed; and

•

any performance-based vesting award issued to the participant under our incentive plan or otherwise by us (each, a “Performance-Based Award”) that remains outstanding on the termination date shall remain outstanding and eligible to be earned following the completion of the performance period based on the actual achievement of applicable performance goals, and to the extent earned (if at all) shall vest on a pro rata basis based on the number of days the participant remained employed from the commencement of the performance period through the termination date.

Change in Control Followed by Termination Without Cause or Resignation for Good Reason

In the event a Change in Control occurs:

•

any Time-Based Award that is then outstanding shall vest and, if applicable, become exercisable immediately prior to the Change in Control subject to the participant’s continued employment until immediately prior to such Change in Control;

•

any Performance-Based Award that is then outstanding and that is not continued, converted, assumed or replaced with a substantially similar award by us or a successor entity in connection with the Change in Control (in each case, such award being considered “Assumed”), shall vest and, if applicable, become exercisable immediately prior to the Change in Control based on actual achievement of the applicable performance goals through the date of the Change in Control, as determined in the sole discretion of the Compensation Committee prior to consummation of the Change in Control; and

•

if, during the period beginning on the date of the Change in Control and continuing through the twelve (12) month period following such Change in Control, a participant is terminated without Cause (other than by reason of the death or Disability of such participant) or a participant resigns for Good Reason, such participant shall be entitled to receive each of the following, including any accrued obligations entitled to such participant:

•

a Change in Control severance payment, in an amount equal to: (1) 2.5 if the participant is our Chief Executive Officer, or 2.0 if the participant is not our Chief Executive Officer; multiplied by (2) the sum of: (a) the participant’s base salary; plus (b) the participant’s average cash bonus for the three most recent years completed prior to the termination, which amount shall be paid to the participant in a lump sum within 60 days following the termination date;

•	continuing medical coverage or a corresponding payment as described under “—Termination Without Cause or Resignation for Good Reason”; and

•

any Performance-Based Award that was Assumed in connection with such Change in Control and that remains unvested on the termination date shall, to the extent such award remains subject to performance-based vesting as of the termination date, remain outstanding and eligible to be earned following the completion of the performance period based on the actual achievement of applicable performance goals, and to the extent earned (if at all) shall vest on a pro rata basis based on the number of days the participant remained employed from the commencement of the performance period through the termination date.

Termination Other Than Without Cause or Resignation Other Than for Good Reason

In the event that a participant is terminated for any reason other than as set forth above, such participant shall be entitled to receive from us the accrued obligations entitled to such participant and, if such termination is due to the participant’s death or Disability: (1) an amount equal to 0.5 multiplied by such participant’s base salary, which amount shall be paid to the participant (or, if applicable, the participant’s beneficiary or to such participant’s estate, if a participant fails to make a beneficiary designation), in equal installments in accordance with our normal payroll practices for a period of six months after the termination date starting within 60 days following the termination date; (2) the participant’s annual cash performance bonus for the year in which the termination date occurs, as determined by the Compensation Committee based on target performance for the performance period and pro-rated for the number of days from the performance period commencement to the termination date, payable at its normal time (but in no event later than March 15 of the year following the year in which the termination date occurs); (3) all unvested Time-Based Awards shall vest and become exercisable, if applicable, as to the number of shares subject to such award that would have vested (and become exercisable) over the 12-month period following the termination date had the participant remained employed; and (4) any Performance-Based Awards shall remain outstanding and eligible to be earned following the completion of the performance period based on the actual achievement of applicable performance goals and, to the extent earned (if at all), shall vest on a pro rata basis based on the number of days the participant remained employed from the commencement of the performance period through the termination date.

The following table presents the amount of compensation payable to each of our NEOs as if the triggering termination event described above and pursuant to our severance plan had occurred on December 31, 2023.

Name	Benefit	Termination Without Cause or Resignation for Good Reason ($)	Termination Without Cause or Resignation for Good Reason within 12 months following Change in Control ($)	Death or Disability ($)
Danny Prosky	Severance Payment (1)	3,175,000	3,968,750	1,125,000
	Medical Coverage (2)	60,543	75,679	15,136
	Accelerated Vesting of Time-Based Awards	925,735	1,925,762	925,735
	Accelerated Vesting of Performance-Based Awards	925,703	925,703	925,703
Brian S. Peay	Severance Payment (1)	1,508,125	2,010,833	712,500
	Medical Coverage (2)	45,408	60,543	15,136
	Accelerated Vesting of Time-Based Awards	914,933	1,339,995	914,933
	Accelerated Vesting of Performance-Based Awards	372,121	372,121	372,121
Gabriel M. Willhite	Severance Payment (1)	1,253,875	1,671,833	637,500
	Medical Coverage (2)	—	—	—
	Accelerated Vesting of Time-Based Awards	876,876	1,301,907	876,876
	Accelerated Vesting of Performance-Based Awards	292,303	292,303	292,303
Stefan K.L. Oh	Severance Payment (1)	1,042,500	1,390,000	500,000
	Medical Coverage (2)	45,408	60,543	15,136
	Accelerated Vesting of Time-Based Awards	711,964	912,013	711,964
	Accelerated Vesting of Performance-Based Awards	169,183	169,183	169,183
Mark E. Foster	Severance Payment (1)	952,425	1,269,900	414,000
	Medical Coverage (2)	32,464	43,285	10,821
	Accelerated Vesting of Time-Based Awards	126,730	347,284	126,730
	Accelerated Vesting of Performance-Based Awards	126,762	126,762	126,762

(1)

Because our financial statements for the year ended December 31, 2023 have not been completed for purposes of determining the annual cash bonuses, we have assumed performance at the target performance level (100% payout level) for purposes of this table.

(2)

Represents the cost of medical insurance coverage for each NEO at the same annual level as in effect immediately preceding December 31, 2023 for a period of time equal to the applicable multiple set forth in our severance plan. Such amounts are paid in equal installments over an annual period equal to the respective severance multiple (i.e., 2.5 years, 2 years, 1.5 years or 1 year). A lesser amount may be due if the NEO becomes eligible to receive healthcare coverage from a subsequent employer.

Listing Equity Awards

Our Board has authorized 972,222 Listing Equity Awards to be granted to our executive officers under our incentive plan upon completion of this offering. The Listing Equity Awards vest ratably over four years and are subject to continuous service through the vesting dates.

PRINCIPAL STOCKHOLDERS

The following table sets forth, as of January 19, 2024, the amount of our common stock and OP units beneficially owned by: (1) any person who is known by us to be the beneficial owner of more than 5% of any class of the outstanding shares of our common stock; (2) each of our directors; (3) each of our executive officers; and (4) our directors and executive officers as a group.

The percentages of common stock beneficially owned before and after this offering include an aggregate of 66,235,859 shares of our Class T common stock and Class I common stock outstanding as of September 30, 2023 and excludes an aggregate of 3,501,976 OP units outstanding and held by third parties as of September 30, 2023.

The percentage of our common stock beneficially owned after this offering includes (1) the 56,000,000 shares of our common stock to be offered by this prospectus, but assume that the underwriters do not exercise their overallotment option to purchase up to an additional 8,400,000 shares of our common stock; and (2) the 972,222 Listing Equity Awards.

Unless otherwise indicated, the address of the stockholders listed below is c/o American Healthcare REIT, Inc., 18191 Von Karman Avenue, Suite 300, Irvine, California 92612.

						Percentage of all Classes of Common Stock Beneficially Owned
Name of Beneficial Owner (1)	Number of Shares of Class T Common Stock Beneficially Owned	Number of Shares of Class I Common Stock Beneficially Owned	Number of Shares of Common Stock Beneficially Owned	Number of OP Units Beneficially Owned		Before this Offering	After this Offering
Danny Prosky (2)	43,381	80,986	296,296	1,268,643	(3)	*	*
Brian S. Peay (4)	29,023	808	148,148	—		*	*
Jeffrey T. Hanson (5)	31,873	82,036	7,407	1,268,643	(3)	*	*
Mathieu B. Streiff (5)	30,264	62,124	81,481	1,268,643	(3)	*	*
Stefan K.L. Oh (6)	23,023	5,997	74,074	—		*	*
Gabriel M. Willhite (7)	24,485	—	125,926	—		*	*
Mark E. Foster (8)	2,725	—	55,556	—		*	*
Scott A. Estes (9)	4,836	—	7,407	—		*	*
Brian J. Flornes (10)	16,367	—	7,407	—		*	*
Dianne Hurley (10)	17,385	—	7,407	—		*	*
Marvin R. O’Quinn (9)	4,003	—	7,407	—		*	*
Valerie Richardson (9)	4,003	—	7,407	—		*	*
Wilbur H. Smith III (10)	18,360	—	7,407	—		*	*
All directors and executive officers as a group (13 persons)	249,728	231,951	833,330	1,268,643		*	1.1%

*	Represents less than 1.0% of our outstanding common stock as of January 19, 2024.
(1)

Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities and shares issuable pursuant to options, warrants or similar rights held by the respective person or group that may be exercised within 60 days following January 19, 2024. To our knowledge, except as otherwise indicated by footnote (3), and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

(2)

Includes 74,074 shares of our common stock purchased in this offering, 13,559 shares of unvested restricted Class T common stock and 222,222 Listing Equity Awards. Excludes (a) 47,771 shares of Class T common stock underlying unvested time-based RSUs and (b) 58,961 shares of Class T common stock underlying unvested performance-based RSUs (such number of shares assumes that we issue shares of our common stock underlying such unvested performance-based awards at maximum levels for performance and market conditions that have not yet been achieved; to the extent that performance or market conditions do not meet maximum levels, the actual number of shares of our common stock issued under our incentive plan would be less than the amount reflected above).

(3)

Represents OP units held by AHI Group Holdings, which may be redeemed for shares of our common stock on a one-for-one basis. Voting and investment determinations with respect to the securities held by the AHI Group Holdings are made by Danny Prosky, Jeffrey

T. Hanson and Mathieu B. Streiff. Accordingly, each of the individuals named herein may be deemed to share beneficial ownership of the securities held of record by the AHI Group Holdings. Each individual disclaims voting and dispositive power over the OP units held by the other individuals, and the approximate five OP units held by NCT-107, LLC.
(4)

Includes 22,372 shares of unvested restricted Class T common stock and 148,148 Listing Equity Awards. Excludes (a) 20,303 shares of Class T common stock underlying unvested time-based RSUs and (b) 23,702 shares of Class T common stock underlying unvested performance-based RSUs (such number of shares assumes that we issue shares of our common stock underlying such unvested performance-based awards at maximum levels for performance and market conditions that have not yet been achieved; to the extent that performance or market conditions do not meet maximum levels, the actual number of shares of our common stock issued under our incentive plan would be less than the amount reflected above).

(5)	Includes 74,074 shares of our common stock purchased in this offering, 8,788 shares of unvested restricted Class T common stock and 7,407 Listing Equity Awards.
(6)

Includes 19,491 shares of unvested restricted Class T common stock and 74,074 Listing Equity Awards. Excludes (a) 9,554 shares of Class T common stock underlying unvested time-based RSUs and (b) 10,776 shares of Class T common stock underlying unvested performance-based RSUs (such number of shares assumes that we issue shares of our common stock underlying such unvested performance-based awards at maximum levels for performance and market conditions that have not yet been achieved; to the extent that performance or market conditions do not meet maximum levels, the actual number of shares of our common stock issued under our incentive plan would be less than the amount reflected above).

(7)

Includes 21,159 shares of unvested restricted Class T common stock and 125,926 Listing Equity Awards. Excludes (a) 20,303 shares of Class T common stock underlying unvested time-based RSUs and (b) 18,618 shares of Class T common stock underlying unvested performance-based RSUs (such number of shares assumes that we issue shares of our common stock underlying such unvested performance-based awards at maximum levels for performance and market conditions that have not yet been achieved; to the extent that performance or market conditions do not meet maximum levels, the actual number of shares of our common stock issued under our incentive plan would be less than the amount reflected above).

(8)

Includes 1,052 shares of unvested restricted Class T common stock and 55,556 Listing Equity Awards. Excludes (a) 8,957 shares of Class T common stock underlying unvested time-based RSUs and (b) 8,075 shares of Class T common stock underlying unvested performance-based RSUs (such number of shares assumes that we issue shares of our common stock underlying such unvested performance-based awards at maximum levels for performance and market conditions that have not yet been achieved; to the extent that performance or market conditions do not meet maximum levels, the actual number of shares of our common stock issued under our incentive plan would be less than the amount reflected above).

(9)	Includes 3,025 shares of unvested restricted Class T common stock and 7,407 Listing Equity Awards.
(10)	Includes 3,400 shares of unvested restricted Class T common stock and 7,407 Listing Equity Awards.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Related Party Transactions Policy and Procedures

Related party transactions are transactions in which we are a participant where the amount involved exceeds $120,000 and a member of our Board, an executive officer, or a holder of more than 5.0% of our voting securities (or an immediate family member of any of the foregoing) has a direct or indirect material interest. We have adopted a written statement of policy regarding transactions with related parties. Our related party transaction policy requires all “related party transactions” to be promptly disclosed to our General Counsel. All related party transactions must be approved or ratified by the Nominating and Corporate Governance Committee. As a general rule, directors interested in a related party transaction will recuse themselves from any discussion or vote on a related party transaction in which they have an interest. The Nominating and Corporate Governance Committee will consider all relevant facts and circumstances when deliberating such transactions, including whether such transactions are in our best interests.

The following is a summary of certain related party transactions, other than compensation arrangements which are described under the sections of this prospectus entitled “Management—Director Compensation” and “Management—Executive Compensation.”

Fees and Expenses Paid to Our Former Advisor or its Affiliates

Until September 30, 2021, all of our executive officers were officers of our former advisor and officers, limited partners, and/or members of one of our former co-sponsors and other affiliates of our former advisor. However, we were not affiliated with our former dealer manager. On October 1, 2021, the AHI Acquisition closed immediately prior to the consummation of the Merger. Following the consummation of the Merger, we became a self-managed company. As a result, subsequent to October 1, 2021, we no longer pay to our former advisor and its affiliates any fees or expense reimbursements associated with the Advisory Agreement.

GAHR III was determined to be the accounting acquiror in the Merger, and, therefore, the financial information in our financial statements and related notes (including Note 15, Related Party Transactions, to our financial statements for the year ended December 31, 2022) relating to periods prior to the Merger and the AHI Acquisition reflects only GAHR III’s results. However, we were the legal acquiror in the Merger, and, therefore, the financial information in the “—Fees and Expenses Paid to Our Former Advisor or its Affiliates” section relating to periods prior to the Merger and the AHI Acquisition reflects our results.

For the nine months ended September 30, 2023 and the years ended December 31, 2022, December 31, 2021, and December 31, 2020, we incurred an aggregate of $0, $0, $21,113,000 and $25,875,000, respectively, in fees and expenses to our affiliates as detailed below.

Acquisition Fees

We paid our former advisor or its affiliates an acquisition fee of up to 4.50% of the contract purchase price, including any contingent or earn-out payments that were paid, of each property we acquired or, with respect to any real estate-related investment we originated or acquired, up to 4.25% of the origination or acquisition price, including any contingent or earn-out payments that were paid. The 4.50% or 4.25% acquisition fees consisted of a 2.25% or 2.00% base acquisition fee for real estate and real estate-related acquisitions, respectively, and the portion of the dealer manager fee our former advisor funded through the receipt from us of a 2.25% contingent former advisor payment (the “Contingent Advisor Payment”), as applicable. The Contingent Advisor Payment allowed our former advisor to recoup the portion of the dealer manager fee and other organizational and offering expenses funded by our former advisor. Therefore, the amount of the Contingent Advisor Payment paid upon the closing of an acquisition did not exceed the then outstanding amounts paid by our former advisor for dealer manager fees and other organizational and offering expenses at the time of such closing. For these purposes, the amounts paid by our former advisor and considered as “outstanding” were reduced by the amount of the Contingent Advisor Payment previously paid. Notwithstanding the foregoing, the initial $7,500,000 of amounts paid by our former advisor to fund the dealer manager fee and other organizational and offering expenses (the “Contingent Advisor Payment Holdback”), was retained by us until February 2019, the termination of our best efforts initial public offering and the third anniversary of the commencement date of our best efforts initial public offering, at which time such amount was paid to our former advisor. Our former advisor or its affiliates were entitled to receive these acquisition fees for properties and real estate-related investments acquired with funds raised in our best efforts initial public offering, including acquisitions completed after the termination of the Advisory Agreement (including imputed leverage of 50.0% on funds raised in our best efforts initial public offering), or funded with net proceeds from the sale of a property or real estate-related investment, subject to certain conditions. Our former advisor was entitled to waive or defer all or a portion of the acquisition fee at any time and from time to time, in our former advisor’s sole discretion. For the nine months ended September 30, 2023 and years ended December 31, 2022, December 31, 2021, and December 31, 2020, we paid base acquisition fees of $0, $0, $1,363,000, and $480,000, respectively, to our former advisor. As of both December 31, 2022 and December 31, 2021, we did not pay the Contingent Advisor Payments to our former advisor, and as of December 31, 2020, we paid $20,982,000 in Contingent Advisor Payments to our former advisor.

Development Fee

In the event our former advisor or its affiliates provided development-related services, our former advisor or its affiliates received a development fee in an amount that was usual and customary for comparable services rendered for similar projects in the geographic market where the services were provided; however, we did not pay a development fee to our former advisor or its affiliates if our former advisor or its affiliates elected to receive an acquisition fee based on the cost of such development. For the nine months ended September 30, 2023 and years ended December 31, 2022, 2021, and 2020, we incurred development fees of $0, $0, $856,000, and $1,073,000, respectively, to our former advisor.

Asset Management Fees

We paid our former advisor or its affiliates a monthly fee for services rendered in connection with the management of our assets equal to one-twelfth of 0.80% of average invested assets. For such purposes, average invested assets means the average of the aggregate book value of our assets invested in real estate investments and real estate-related investments, before deducting depreciation, amortization, bad debt, and other similar non-cash reserves, computed by taking the average of such values at the end of each month during the period of calculation. For the nine months ended September 30, 2023 and years ended December 31, 2022, December 31, 2021, and December 31, 2020, we incurred $0, $0, $16,187,000, and $20,693,000, respectively, in asset management fees to our former advisor or its affiliates.

Property Management Fees

An affiliate of our former advisor or its designated personnel provided property management services with respect to our properties or sub-contracted these duties to any third party and provided oversight of such third-party property manager. We paid an affiliate of our former advisor a monthly management fee equal to a percentage of the gross monthly cash receipts of such property as follows: (1) a property management oversight fee of 1.0% of the gross monthly cash receipts of any stand-alone, single-tenant, net leased property, except for such properties operated utilizing the RIDEA structure, for which we paid a property management oversight fee of 1.5% of the gross monthly cash receipts with respect to such property; (2) a property management oversight fee of 1.5% of the gross monthly cash receipts of any property that was not a stand-alone, single-tenant, net leased property and for which an affiliate of our former advisor or its designated personnel provided oversight of a third party that performed the duties of a property manager with respect to such property; or (3) a fair and reasonable property management fee that was approved by a majority of our directors, including a majority of our independent directors, that was not less favorable to us than terms available from unaffiliated third parties for any property that was not a stand-alone, single-tenant, net leased property and for which an affiliate of our former advisor or its designated personnel directly served as the property manager without sub-contracting such duties to a third party. For the nine months ended September 30, 2023 and years ended December 31, 2022, December 31, 2021, and December 31, 2020, we incurred property management fees of $0, $0, $1,993,000, and $2,632,000, respectively, to an affiliate of our former advisor.

Lease Fees

We paid our former advisor or its affiliates a separate fee for any leasing activities in an amount not to exceed the fee customarily charged in arm’s-length transactions by others rendering similar services in the same geographic area for similar properties as determined by a survey of brokers and agents in such area. Such fee generally ranged from 3.0% to 6.0% of the gross revenues generated during the initial term of the lease. For the nine months ended September 30, 2023 and years ended December 31, 2022, December 31, 2021, and December 31, 2020, we incurred lease fees of $0, $0, $410,000, and $579,000, respectively, to our former advisor or its affiliates.

Construction Management Fee

In the event that our former advisor or its affiliates assisted with planning and coordinating the construction of any capital or tenant improvements, we paid our former advisor or its affiliates a construction management fee of up to 5.0% of the cost of such improvements. Construction management fees are capitalized as part of the associated asset. For the nine months ended September 30, 2023 and years ended December 31, 2022, December 31, 2021, and December 31, 2020, we incurred construction management fees of $0, $0, $144,000, and $183,000, respectively.

AHI Acquisition

As part of the AHI Acquisition and prior to the reverse stock split, the Operating Partnership issued 5,074,573 OP units to AHI Group Holdings, an entity owned and controlled by Jeffrey T. Hanson, our former Chief Executive Officer and current Chairman of the Board, Danny Prosky, our former Chief Operating Officer and current Chief Executive Officer, President and director, and Mathieu B. Streiff, our former Executive Vice President, General Counsel, former Chief Operating Officer and current Executive Vice President and director. The total approximate value of these 5,074,573 OP units at the time of AHI Acquisition and prior to the reverse stock split was approximately $47,701,000.

Registration Rights Agreements

On October 1, 2021, at the consummation of the AHI Acquisition, GAHR III and the Operating Partnership entered into a registration rights agreement (the “Registration Rights Agreement”), with Griffin-American Strategic Holdings, LLC, pursuant to which, subject to certain limitations therein, as promptly as practicable following the later of: (1) the expiration of the period commencing on the closing of the AHI Acquisition and ending upon the earliest to occur of (a) the second anniversary date of the issuance of the OP units issued in connection with the AHI Acquisition, (b) a change of control of Continental Merger Sub, LLC, and (c) the listing of shares of our common stock on a national securities exchange (the “RRA Lock-Up Period”); and (2) the date on which we are eligible to file a registration statement on Form S-3 or any successor form (but in any event no later than 60 days after such date), we, as the indirect parent company of the Operating Partnership, are required to file a shelf registration statement with the SEC under the Securities Act covering the resale of the shares of our common stock issued or issuable in redemption of the OP units that the Operating Partnership issued as consideration in the AHI Acquisition. The Registration Rights Agreement also grants the Holders (as defined in the Registration Rights Agreement) demand rights to request additional registration statement filings as well as “piggyback” registration rights, in each case on or after the expiration of the RRA Lock-Up Period. In connection with the Merger, we assumed the Registration Rights Agreement and GAHR III’s obligations thereunder in their entirety. The Holders have agreed that, without the prior written consent of the representatives on behalf of the underwriters, during the restricted period (i.e., the period ending 180 days after the date of listing of our common stock for trading on a national securities exchange), they will not, and will not publicly disclose an intention to, directly or indirectly, among others, subject to certain exceptions, exercise their registration rights under the Registration Rights Agreement. See “Underwriting.”

See “Our Business and Properties—Recent Developments—Option to Acquire Minority Joint Venture Partner’s Membership Interest in Trilogy Holdings—Registration Rights Agreements” for a description of additional registration rights that may be granted to certain securityholders.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and executive officers. These agreements require us to indemnify these individuals to the maximum extent permitted under Maryland law and our charter against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified upon our receipt of certain affirmations and undertakings. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or executive officers, we have been informed that in the opinion of the SEC, such indemnification is against public policy and is therefore unenforceable.

There is currently no pending material litigation or proceeding involving any of our directors, officers, or employees for which indemnification is sought.

Offer Letters

On October 1, 2021, as part of the AHI Acquisition, an indirect subsidiary of GAHR III, entered into offer letters with each of Messrs. Prosky, Peay, Hanson, Streiff, Oh, and Willhite. As a result of the Merger, we assumed the obligations under such offer letters. We entered into a new offer letter with Mr. Willhite effective August 1, 2022. In addition, on March 24, 2022 and July 14, 2022, we entered into transition services agreements with Messrs. Hanson and Streiff, respectively.

Listing Equity Awards

Our Board has authorized 972,222 Listing Equity Awards to be granted to our directors, executive officers and employees under our incentive plan upon completion of this offering. The Listing Equity Awards vest ratably over four years and are subject to continuous service through the vesting dates.

Related Party Transaction Policy

We have adopted a written statement of policy regarding transactions with related parties, which we refer to as our “related person policy.” Our related person policy requires that a “related person” (as defined as in paragraph (a) of Item 404 of Regulation S-K) must promptly disclose to us any “related person transaction” (defined as any transaction that is anticipated would be reportable by us under Item 404(a) of Regulation S-K in which we were or are to be a participant and the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest) and all material facts with respect thereto. We will then promptly communicate that information to our Board. No related person transaction will be executed without the approval or ratification of our Board or a duly authorized committee of our Board. It is our policy that directors interested in a related person transaction will recuse themselves from any vote on a related person transaction in which they have an interest.

POLICIES WITH RESPECT TO CERTAIN ACTIVITIES

The following is a discussion of certain of our investment, financing, and other policies that will be in place following the completion of this offering. These policies have been determined by our Board and management and, in general, may be amended and revised from time to time at the discretion of our Board and management without notice to or a vote of our stockholders. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for more information regarding our business and operations.

Investment Policies

Real Estate Investments

We generally seek investments that produce current income. We expect our real estate investments to include:

•	MOBs;

•	integrated senior health campuses;

•	senior housing facilities;

•	SNFs; and

•	healthcare-related facilities operated utilizing a RIDEA structure.

Our real estate investments may also include:

•	hospitals;

•	long-term acute care facilities;

•	surgery centers;

•	memory care facilities;

•	specialty medical and diagnostic service facilities;

•	laboratories and research facilities;

•	pharmaceutical and medical supply manufacturing facilities; and

•	offices leased to tenants in healthcare-related industries, including life sciences.

We generally seek to acquire real estate of the types described above that will best enable us to meet our investment objectives, taking into account, among other things, the diversification of our portfolio at the time, relevant real estate and financial factors, the location, the income-producing capacity, and the prospects for long-range appreciation of a particular property. As a result, we may acquire properties other than the types described above. In addition, we may acquire properties that vary from the parameters described above for a particular property type.

Our real estate investments generally take the form of holding fee title or long-term leasehold interests. Our investments may be made either directly through the Operating Partnership or indirectly through investments in joint ventures, limited liability companies, general partnerships, or other co-ownership arrangements with the developers of the properties or other persons.

We have exercised, and may continue to exercise, our purchase options to acquire properties that we currently lease. In addition, we have participated in sale-leaseback transactions, in which we purchase real estate investments and lease them back to the sellers of such properties. We seek to structure any such sale-leaseback transaction such that the lease will be characterized as a “true lease” and so that we will be treated as the owner of the property for U.S. federal income tax purposes.

Our obligation to close a transaction involving the purchase of real estate is generally conditioned upon the delivery and verification of certain documents, including, where appropriate: (1) plans and specifications; (2) environmental reports (generally a minimum of a Phase I investigation); (3) building condition reports; (4) surveys; (5) evidence of marketable title subject to such liens and encumbrances; (6) audited financial statements covering recent operations of real properties having operating histories unless such statements are not required to be filed with the SEC and delivered to stockholders; (7) title insurance policies; and (8) the availability of property and liability insurance policies.

In determining whether to purchase a particular real estate investment, we may obtain an option on such property, including land suitable for development. The amount paid for an option is normally surrendered if the real estate is not purchased, and is normally credited against the purchase price if the real estate is purchased. We also may enter into arrangements with the seller or developer of a real estate investment whereby the seller or developer agrees that if, during a stated period, the real estate investment does not generate specified cash flows, the seller or developer will pay us cash in an amount necessary to reach the specified cash flows level, subject in some cases to negotiated dollar limitations.

We have obtained, and we intend to continue to obtain, adequate insurance coverage for all real estate investments in which we invest.

We have acquired, and we intend to continue to acquire, leased properties with long-term leases and we generally do not intend to operate any healthcare-related facilities directly. As a REIT, we are prohibited from operating healthcare-related facilities directly; however, we have leased, and may continue to lease, healthcare-related facilities that we acquire to wholly owned TRSs utilizing a RIDEA structure permitted by the Code. In such an event, our TRS will engage a third party in the business of operating healthcare-related facilities to manage the property. Through our TRS, we bear operational risks and liabilities associated with the operation of such healthcare-related facilities unlike our triple-net leased properties. Such operational risks and liabilities might include, but are not limited to, resident quality of care claims and governmental reimbursement matters.

Development and Construction Activities

On an opportunistic basis, we have selectively developed, are currently developing (through Trilogy) and may continue to selectively develop, real estate assets within our integrated senior health campuses segment and other segments of our portfolio when market conditions warrant, which may be funded through capital that we, and in certain circumstances, our joint venture partners, provide. As of September 30, 2023, we had five integrated senior health campuses under development. In doing so, we may be able to reduce overall purchase costs by developing property versus purchasing an existing property. We retain and will continue to retain independent contractors to perform the actual construction work on tenant improvements, as well as property development.

Terms of Leases

The terms and conditions of any lease we enter into with our tenants may vary substantially. However, we expect that a majority of our tenant leases will require the tenant to pay or reimburse us for some or all of the operating expenses of the building based on the tenant’s proportionate share of rentable space within the building. Operating expenses typically include, but are not limited to, real estate and other taxes, utilities, insurance, and building repairs, and other building operation and management costs. For our multi-tenanted properties, we generally expect to be responsible for the replacement of certain capital improvements affecting a property, including structural components of a property such as the roof of a building, and other capital improvements such as parking facilities. We expect that many of our tenant leases will have terms of five or more years, some of which may have renewal options.

Substantially all of our leases with residents at our SHOP and integrated senior health campuses are for a term of one year or less, which creates the opportunity for operators to adjust rents to reflect current market conditions.

Joint Ventures

We have entered into, and we may continue to enter into, joint ventures, general partnerships, and other arrangements with one or more institutions or individuals, including real estate developers, operators, owners, investors and others, for the purpose of acquiring real estate. Our investment in Trilogy is an examples of a joint venture into which we have entered. Such joint ventures may be leveraged with debt financing or unleveraged. We have entered into, and may continue to enter into, joint ventures to further diversify our investments or to access investments which meet our investment criteria that would otherwise be unavailable to us. In determining whether to invest in a particular joint venture, we will evaluate the real estate that such joint venture owns or is being formed to own under the same criteria described elsewhere in this prospectus for the selection of our other properties. However, we will not participate in tenant in common syndications or transactions.

Joint ventures with unaffiliated third parties may be structured such that the investment made by us and the other joint venture party are on substantially different terms and conditions. This type of investment structure may result in the other joint venture party receiving more of the cash flows, including appreciation, of an investment than we would receive.

Our entering into such joint ventures may result in certain conflicts of interest. See “Risk Factors— Risks Related to Joint Ventures—Property ownership through joint ventures could limit our control of those investments or our decisions with respect to other investments, restrict our ability to operate and finance properties on our terms and reduce their expected return.”

Real Estate-Related Investments

In addition to our acquisition of properties, we have invested on an infrequent and opportunistic basis, and may continue to invest, in real estate-related investments, including loans and securities investments.

Investments in Real Estate Mortgages

We have invested, and we may continue to invest, in first and second mortgage loans, mezzanine loans, and bridge loans. However, we will not make or invest in any loans that are subordinate to any mortgage or equity interest of any of our directors, or any of our affiliates. We also may invest in participations in mortgage loans. Second mortgage loans are secured by second deeds of trust on real property that is already subject to prior mortgage indebtedness. A mezzanine loan is a loan made in respect of certain real property but is secured by a lien on the ownership interests of the entity that, directly or indirectly, owns the real property. A bridge loan is short term financing, for an individual or business, until permanent or the next stage of financing can be obtained. Mortgage participation investments are investments in partial interests of mortgages of the type described above that are made and administered by third-party mortgage lenders. We may also make seller financing loans in connection with the disposition of our properties. In evaluating prospective loan investments, we consider factors, including, but not limited to the ratio of the investment amount to the underlying property’s value, current and projected cash flows of the property, the degree of liquidity of the investment, the quality, experience and creditworthiness of the borrower, and, in the case of mezzanine loans, the ability to acquire the underlying real property.

Our criteria for making or investing in loans are substantially the same as those involved in our investment in properties. We do not intend to make loans to other persons, to underwrite securities of other issuers or to engage in the purchase and sale of any types of investments other than those relating to real estate. We generally will not make or invest in mortgage loans on any one property if the aggregate amount of all mortgage loans outstanding on the property, including our loan, would exceed an amount equal to 85.0% of the appraised value of the property, as determined by an appraiser, unless we find substantial justification due to other underwriting criteria; however, our policy generally will be that the aggregate amount of all mortgage loans outstanding on the property, including our loan, would not exceed 75.0% of the appraised value of the property. We may find such justification in connection with the purchase of loans in cases in which we believe there is a high probability of our foreclosure upon the property in order to acquire the underlying assets and in which the cost of the loan investment does not exceed the fair market value of the underlying property. We will not invest in or make loans unless an appraisal has been obtained concerning the underlying property, except for those loans insured or guaranteed by a government or government agency or in connection with seller financing loans. In the event the transaction is with any of our directors or their respective affiliates, the appraisal will be obtained from a certified independent appraiser to support its determination of fair market value. In addition, we will seek to obtain a customary lender’s title insurance policy or commitment as to the priority of the mortgage or condition of the title. Because the factors considered, including the specific weight we place on each factor, will vary for each prospective loan investment, we do not, and are not able to, assign a specific weight or level of importance to any particular factor.

We will evaluate all potential loan investments to determine if the security for the loan and the loan-to-value ratio meets our investment criteria and objectives. Most loans that we will consider for investment would provide for monthly payments of interest and some may also provide for principal amortization, although many loans of the nature that we will consider provide for payments of interest only and a payment of principal in full at the end of the loan term. We will not originate loans with negative amortization provisions.

We are not limited as to the amount of our assets that may be invested in mezzanine loans, bridge loans, and second mortgage loans. However, we recognize that these types of loans are riskier than first deeds of trust or first priority mortgages on income-producing, fee-simple properties, and we expect to minimize the amount of these types of loans in our portfolio. We will evaluate the fact that these types of loans are riskier in determining the rate of interest on the loans. We do not have any policy that limits the amount that we may invest in any single loan or the amount we may invest in loans to any one borrower. We have not established a portfolio turnover policy with respect to loans we invest in or originate.

Investment in Other Securities

We have invested, and may continue to invest, in debt securities such as commercial mortgage-backed securities issued by other unaffiliated real estate companies. We may also invest in equity securities of public or private real estate companies. Commercial mortgage-backed securities are securities that evidence interests in, or are secured by, a single commercial mortgage loan or a pool of commercial mortgage loans. Commercial mortgage-backed securities generally are pass-through certificates that represent beneficial ownership interests in common law trusts whose assets consist of defined portfolios of one or more commercial mortgage loans. They typically are issued in multiple tranches whereby the more senior classes are entitled to priority distributions from the trust’s income. Losses and other shortfalls from expected amounts to be received in the mortgage pool are borne by the most subordinate classes, which receive payments only after the more senior classes have received all principal and/or interest to which they are entitled. Commercial mortgage-backed securities are subject to all of the risks of the underlying mortgage loans. We may invest in investment grade and non-investment grade commercial mortgage-backed securities.

The specific number and mix of securities in which we invest will depend upon real estate market conditions, other circumstances existing at the time we are investing in securities and the amount of any future indebtedness that we may incur. We will not invest in securities of other issuers for the purpose of exercising control and the first or second mortgages in which we intend to invest will likely not be insured by the Federal Housing Administration or guaranteed by the Department of Veterans Affairs or otherwise guaranteed or insured. Real estate-related equity securities are generally unsecured and also may be subordinated to other obligations of the issuer. Our investments in real estate-related equity securities will involve special risks relating to the particular issuer of the equity securities, including the financial condition and business outlook of the issuer.

Other than as described above, we do not intend to invest in any additional securities such as bonds, preferred stocks, or common stock.

Securities of or Interests in Persons Primarily Engaged in Real Estate Activities and Other Issuers

Subject to the asset tests and gross income tests necessary for REIT qualification, we may invest in securities of other REITs, other entities engaged in real estate activities, or securities of other issuers, including for the purpose of exercising control over such entities. We do not currently have any policy limiting the types of entities in which we may invest or the proportion of assets to be so invested, whether through acquisition of an entity’s common stock, limited liability or partnership interests, interests in another REIT, or through entry into a joint venture.

Dispositions

We have disposed, and may continue to dispose, of assets. We will determine whether a particular property or real estate-related investment should be sold or otherwise disposed of after consideration of the relevant factors, including prevailing economic conditions, with a view toward maximizing our investment objectives. We intend to hold each property or real estate-related investment we acquire for an extended period. However, circumstances might arise which could result in a shortened holding period for certain investments. A property or real estate-related investment may be sold before the end of the expected holding period if: (1) diversification benefits exist associated with disposing of the investment and rebalancing our investment portfolio; (2) an opportunity arises to pursue a more attractive investment; (3) the value of the investment might decline; (4) with respect to properties, a major tenant involuntarily liquidates or is in default under its lease; (5) the investment was acquired as part of a portfolio acquisition and does not meet our general acquisition criteria; (6) an opportunity exists to enhance overall investment returns by raising capital through sale of the investment; or (7) the sale of the investment is in our best interests.

The determination of whether a particular property or real estate-related investment should be sold or otherwise disposed of will be made after consideration of the relevant factors, including prevailing economic conditions, with a view toward maximizing our investment objectives.

Financing Policies

We have used, and intend to continue to use, secured and unsecured debt as a means of providing additional funds for the acquisition of properties and real estate-related investments. Our ability to enhance our investment returns and to increase our diversification by acquiring assets using additional funds provided through borrowing could be adversely impacted if banks and other lending institutions reduce the amount of funds available for the types of loans we seek. When interest rates are high or financing is otherwise unavailable on a timely basis, we may purchase certain assets for cash with the intention of obtaining debt financing at a later time. We have also used, and may continue to use, derivative financial instruments such as fixed interest rate swaps and caps to add stability to interest expense and to manage our exposure to interest rate movements.

We anticipate that our overall leverage will approximate 50.0% of the combined fair market value of all of our properties and other real estate-related investments, as determined at the end of each calendar year. For these purposes, the market value of each asset will be equal to the contract purchase price paid for the asset or, if the asset was appraised subsequent to the date of purchase, then the market value will be equal to the value reported in the most recent independent appraisal of the asset. Our policies do not limit the amount we may borrow with respect to any individual investment. As of September 30, 2023, our aggregate borrowings were 53.2% of the combined market value of all of our real estate and real estate-related investments (based on Stanger’s most recent calculation of our market value, which was calculated as of December 31, 2022).

We seek to obtain financing on the most favorable terms available to us and refinance assets during the term of a loan only in limited circumstances, such as when a decline in interest rates makes it beneficial to prepay an existing loan, when an existing loan matures or if an attractive investment becomes available and the proceeds from the refinancing can be used to purchase such investment. The benefits of the refinancing may include increased cash flows resulting from reduced debt service requirements, an increase in distributions from proceeds of the refinancing, and an increase in diversification and assets owned if all or a portion of the refinancing proceeds are reinvested.

If we incur mortgage indebtedness, we will endeavor to obtain level payment financing, meaning that the amount of debt service payable would be substantially the same each year, although some mortgages are likely to provide for one large payment and we may incur floating or adjustable rate financing when our Board determines it to be in our best interests.

Conflict of Interest Policies

We have adopted certain policies designed to eliminate or minimize certain potential conflicts of interest. Specifically, our entering into joint ventures may result in certain conflicts of interest. We adopted a Code of Business Conduct and Ethics that generally prohibits conflicts of interest between our officers, directors, and employees on the one hand, and our company on the other hand. However, we cannot assure you these policies or similar provisions of law will always succeed in eliminating the influence of such conflicts. If they are not successful, decisions could be made that might fail to reflect fully the interests of all stockholders.

Policies with Respect to Other Activities

We have authority to offer common stock, preferred stock, options to purchase stock, or other securities in exchange for property, and to repurchase or otherwise acquire our common stock or other securities in the open market or otherwise, and we may engage in such activities in the future. Our Board has no present intention of causing us to repurchase any common stock, although we may do so in the future. We may issue preferred stock from time to time, in one or more series, as authorized by our Board without the need for stockholder approval. See “Description of Capital Stock.” We have not engaged in trading, underwriting, or agency distribution or sale of securities of other issuers and do not intend to do so. At all times, we intend to make investments in such a manner as to qualify as a REIT, unless because of circumstances or changes in the Code or the applicable Treasury Regulations our Board determines that it is no longer in our best interests to qualify as a REIT. We may make loans to third parties, including, without limitation, to joint ventures in which we participate. We intend to make investments in such a way that we will not be treated as an investment company under the Investment Company Act.

THE OPERATING PARTNERSHIP AND THE PARTNERSHIP AGREEMENT

The following is a summary of the material terms and provisions of the Second Amended and Restated Agreement of Limited Partnership of American Healthcare REIT Holdings, LP, which we refer to as the “partnership agreement.” This summary is not complete and is subject to, and qualified in its entirety by reference to, the applicable provisions of Delaware law and the partnership agreement. For more detail, please refer to the partnership agreement itself, a copy of which is incorporated by reference as an exhibit to the registration statement of which this prospectus is a part. See “Where You Can Find More Information.” For purposes of this section, references to “we,” “our” and “us” refer solely to American Healthcare REIT, Inc. and not any of its subsidiaries.

General

Substantially all of our business is conducted through the Operating Partnership, a Delaware limited partnership. As of September 30, 2023, we, directly and indirectly through Continental Merger Sub, LLC, our wholly-owned subsidiary, owned approximately 95.0% of the outstanding OP units and the NewCo Sellers owned approximately 5.0% of the outstanding OP units. We also indirectly hold the sole general partnership interest in the Operating Partnership through Continental Merger Sub, LLC, our wholly-owned subsidiary.

Purpose, Business and Management

The Operating Partnership was formed for the purpose of conducting any business that may be lawfully conducted by a limited partnership under the Delaware Revised Uniform Limited Partnership Act including, without limitation, to engage in the following activities: (1) to acquire, hold, own, develop, construct, improve, maintain, operate, sell, lease, transfer, encumber, convey, exchange and otherwise dispose of or deal with real estate assets; (2) to acquire, hold, own, develop, construct, improve, maintain, operate, sell, lease, transfer, encumber, convey, exchange and otherwise dispose of or deal with other real and personal property of all kinds; (3) to acquire, own, hold for investment and ultimately dispose of general and limited partner interests, and stock, warrants, options or other equity and debt interests in entities, and exercise all rights and powers granted to the owner of any such interests; (4) make any type of investment and engage in any other lawful act or activity for which limited partnerships may be formed under the Delaware Revised Uniform Limited Partnership Act, and by such statement all lawful acts and activities shall be within the purposes of the Operating Partnership; (5) to undertake such other activities as may be necessary, advisable, desirable or convenient to the business of the Operating Partnership; and (6) to engage in such other ancillary activities as shall be necessary or desirable to effectuate the foregoing purposes; provided, however, that such business shall be limited to and conducted in such a manner as to permit us at all times to be classified as a REIT, unless we determine not to qualify as a REIT or cease to qualify as a REIT for reasons other than the conduct of the business of the Operating Partnership. However, the Operating Partnership may not, in the general partner’s judgement, in its sole and absolute discretion, (1) take any action which, or (2) refrain from taking any action which, if not taken:

•

could adversely affect our ability to continue to qualify as a REIT, unless we determine not to qualify as a REIT or otherwise cease to qualify as a REIT for reasons other than the conduct of the business of the Operating Partnership; or

•	could subject us to any additional taxes under Section 857 or Section 4981 of the Code.

In general, our Board manages the business and affairs of the Operating Partnership through control of the general partner, which exclusively directs the Operating Partnership’s business and affairs. If there is a conflict in the fiduciary duties owed by us (as the sole member of the general partner) to our stockholders on one hand and by the general partner to any limited partners on the other, we shall be entitled to resolve such conflict in favor of our stockholders. The partnership agreement also provides that the general partner will not be liable to the Operating Partnership, its partners, or any other person bound by the partnership agreement for (1) any act or omission performed or failed to be performed, or for any losses, claims, costs, damages, or liabilities arising from any such act or omission, (2) any tax liability imposed on the Operating Partnership or (3) any losses due to the misconduct, negligence (gross or ordinary), dishonesty or bad faith of any agents of the Operating Partnership.

Moreover, the partnership agreement provides that the Operating Partnership is required to indemnify the general partner, any affiliates of the general partner (including us) and any of its or their directors, trustees, managers, members, officers, employees, or designees from and against any and all claims that relate to the operations of the Operating Partnership, except:

•	if the act or omission of the person was material to the matter giving rise to the proceeding and either was committed in bad faith or was the result of active or deliberate dishonesty;

•	for any transaction for which the indemnified party received an improper personal benefit, in money, property, or services; or

•	in the case of a criminal proceeding, if the indemnified person had reasonable cause to believe that the act or omission was unlawful.

Except as otherwise expressly provided in the partnership agreement and subject to the rights of future holders of any class or series of partnership interests, all management power over the business and affairs of the Operating Partnership are exclusively vested in Continental Merger Sub, LLC, in its capacity as the sole general partner of the Operating Partnership. No limited partner, in its capacity as a limited partner, has any right to participate in or exercise management power or control over the Operating Partnership’s investment or other activities, transact any business in the Operating Partnership’s name, or sign documents for or otherwise bind the Operating Partnership. Continental Merger Sub, LLC may not be removed as the general partner of the Operating Partnership (with or without cause) by the limited partners. In addition to the powers granted to the general partner under applicable law or any provision of the partnership agreement, but subject to certain other provisions of the partnership agreement and the rights of future holders of any class or series of partnership interest, Continental Merger Sub, LLC, in its capacity as the general partner of the Operating Partnership, has the full power and authority to do all things that it deems necessary or desirable to conduct the business and affairs of the Operating Partnership, to exercise or direct the exercise of all of the powers of the Operating Partnership, and to effectuate the purposes of the Operating Partnership without the approval or consent of any limited partner, including, without limitation, to issue common or preferred OP units, borrow money, enter into loan arrangements, issue debt securities, obtain letters of credit, or otherwise borrow money on a secured or unsecured basis. Except as provided in the partnership agreement and as summarized below, the general partner may execute, deliver, and perform agreements and transactions on behalf of the Operating Partnership without the approval or consent of any limited partner.

Redemption Rights

In general, beginning 12 months after first acquiring such OP units, each limited partner will have the right, subject to the terms and conditions set forth in the partnership agreement, to require the Operating Partnership to redeem all or a portion of the OP units held by such limited partner in exchange for a cash amount per OP unit equal to the value of one share of our common stock, determined in accordance with and subject to adjustment under the partnership agreement or, upon election by the general partner in its sole and absolute discretion, a stock amount equal to the product of the number of, and corresponding to the class or series of, OP units offered for redemption by a redeeming partner multiplied by the conversion factor (as defined in the partnership agreement) as may be adjusted to and including the date for redemption. The Operating Partnership’s obligation to redeem OP units does not arise and is not binding against the Operating Partnership until the tenth business day after the general partner receives the holder’s notice of redemption. Among other limitations, a limited partner may not require the Operating Partnership to redeem its OP units if the exchange of such OP units for our common stock would cause any person to violate the restrictions on ownership and transfer of our stock or violate certain limitations intended to prevent the Operating Partnership from being treated as a “publicly traded partnership” under the Code.

We may, in our sole and absolute discretion (subject to the limitations on ownership and transfer of shares), assume from the Operating Partnership directly the obligation to satisfy a redemption right of a redeeming partner. If we exercise this right with respect to a particular redemption right, the Operating Partnership shall have no obligation to pay any amount in any form to the redeeming partner with respect to such redeeming partner’s exercise of such redemption right.

Transferability of Operating Partnership Units; Withdrawal of General Partner; Extraordinary Transactions

Limited partners in the Operating Partnership cannot transfer all or any portion of their limited partnership interests without the written consent of the general partner, which may be given or withheld in the general partner’s sole and absolute discretion, unless the transfer is to a permitted transferee, subject to the satisfaction of the following conditions:

•	the transferring partner is required to give written notice of the proposed transfer to the general partner; and

•	transfers of limited partnership interests may be made only to an “accredited investor” as defined in Rule 501 promulgated under the Securities Act.

Continental Merger Sub, LLC, the general partner of the Operating Partnership, may not withdraw from the Operating Partnership or transfer any of its general partner interests in the Operating Partnership. However, the general partner may transfer all or any portion of its general partner interest to a wholly owned subsidiary of the general partner or the owner of all of the ownership interests in the general partner, and may withdraw as general partner following the transfer. The general partner may also engage in transactions not required by law or by the rules of the NYSE to be submitted to the vote of holders of membership interests of the general partner.

The partnership agreement provides that the general partner may not engage in any merger, consolidation, or other combination of us or the Operating Partnership with or into another entity or sale of all or substantially all of our or the Operating Partnership’s assets (other than in connection with a change in the general partner’s state of incorporation or organizational form) in each case which results in a Change of Control (as defined below), unless it:

•

is with the consent of partners (excluding the general partner) who hold partnership units that constitute more than 50.0% of the aggregate number of outstanding partnership units not held by the general partner or a parent entity of the general partner;

•

causes all limited partners to receive for each OP unit an amount of cash, securities, or other property equal to the greatest amount of cash, securities, or other property paid in such transaction in consideration of one share of our common stock; provided that if, in connection with the transaction, a purchase, tender or exchange offer shall have been made to and accepted by the holders of more than 50.0% of the outstanding membership interests of the general partner, each holder of partnership units shall be given the option to exchange its partnership units for the greatest amount of cash, securities, or other property which a limited partner would have received had it exercised its redemption right and sold, tendered, or exchanged pursuant to the offer the shares of our common stock received upon exercise of the redemption right immediately prior to the expiration of the tendered shares of common stock; or

•

is such that we are the surviving entity of the transaction and either (1) the holder of our shares of common stock do not receive cash, securities or other property in the transaction or (2) all limited partners (other than us, any of our subsidiaries or the general partner) receive an amount of cash, securities or other property (expressed as an amount per share of common stock) that is not less than the product of the conversion factor and the greatest amount of cash, securities, or other property (expressed as an amount per share of common stock) received in the transaction by any holder of shares of our common stock.

“Change of Control” means either of the following: (1) any transaction or series of transactions pursuant to which we or the general partner of the Operating Partnership sell, transfer, exchange, or dispose of substantially all (i.e., at least 85.0%) of our or its assets for cash or property, or for a combination of cash and property, or for other consideration; or (2) any transaction pursuant to which persons who are not current shareholders of us or the general partner of the Operating Partnership acquires by merger, consolidation, reorganization, division, or other business combination or transaction, or by a purchase of an interest in us or the general partner of the Operating Partnership, an interest in us or the general partner of the Operating Partnership so that after such transaction, the stockholders of us or the general partner of the Operating Partnership immediately prior to such transaction no longer have a controlling (i.e., 50.0% or more) voting interest in us or the general partner of the Operating Partnership.

Additional Limited Partners

The general partner is authorized to cause the Operating Partnership to issue additional partnership interests (or options or warrants to acquire partnership interests) in one or more series or classes to any persons at any time or from time to time, on such terms and conditions as the general partner shall establish in each case in its sole and absolute discretion subject to Delaware law. Without limiting the generality of the foregoing, we may specify, as to any such class or series of partnership interest:

•	the allocations of items of partnership income, gain, loss, deduction, and credit to each such class or series of partnership interest;

•	the right of each such class or series of partnership interest to share in partnership distributions; and

•	the rights of each such class or series of partnership interest upon dissolution and liquidation of the Operating Partnership.

The general partner may take such steps as it, in its sole and absolute discretion, deems necessary or appropriate to admit any person as a limited partner or to issue any partnership interests, including, without limitation, amending the certificate of limited partnership or any provision of the partnership agreement. The general partner may also cause the Operating Partnership to issue partnership interests (or options or warrants to acquire partnership interests) for less than fair market value as long as the general partner concludes in good faith that such issuance is in the interest of the Operating Partnership and its partners.

Ability to Engage in Other Businesses

We and the general partner will conduct all business exclusively through the Operating Partnership and shall own no assets other than interests in the Operating Partnership or equity interests in entities owning only interests in the Operating Partnership. Neither the Operating Partnership nor any of the limited partners shall have any rights in any business ventures of any other limited partner by virtue of being party to the partnership agreement.

Term

The Operating Partnership shall continue until December 31, 2043 unless dissolved earlier or as otherwise provided by law.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of some of the general terms of our capital stock as in effect upon completion of this offering. You should read our charter and bylaws and the applicable provisions of Maryland law for complete information on our capital stock. Our Board has also approved, conditioned upon the execution of the underwriting agreement providing for the purchase by the underwriters of the shares of our common stock in this offering, the filing with the State Department of Assessments and Taxation (“SDAT”) of articles supplementary relating to Subtitle 8 of Title 3 of the MGCL, as described below. The following summary is not complete and is subject to, and qualified in its entirety by reference to, the provisions of our charter and bylaws, as they will be in effect upon completion of this offering, which are filed as exhibits to the registration statement of which this prospectus is a part, and the applicable provisions of the MGCL. See “Where You Can Find More Information.”

General

Our charter authorizes us to issue up to 1,200,000,000 shares of stock, of which 1,000,000,000 shares are designated as common stock at $0.01 par value per share and 200,000,000 shares are designated as preferred stock at $0.01 par value per share. Of the 1,000,000,000 shares of common stock authorized, 200,000,000 shares are classified as Class T common stock, 100,000,000 shares are classified as Class I common stock, and 700,000,000 shares are unclassified common stock. Our charter authorizes our Board, without stockholder approval, to amend our charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we are authorized to issue. Upon completion of this offering, we will have outstanding an aggregate of 56,000,000 shares of our common stock (64,400,000 shares if the underwriters’ overallotment option is exercised in full), excluding 66,225,745 shares of our common stock issuable upon conversion of our Class T common stock and our Class I common stock six months after the listing of our common stock in this offering and 3,501,976 shares of our common stock issuable upon conversion of our OP units. Under Maryland law, our stockholders generally are not liable for our debts or obligations solely as a result of the stockholder’s status as a stockholder.

We effected a one-for-four reverse split of our common stock on November 15, 2022 and a corresponding reverse split of the OP units. As a result of the reverse common stock and OP unit splits, every four shares of our common stock (including our Class T common stock and Class I common stock) and OP units were automatically combined and converted into one issued and outstanding share of our common stock (of the applicable class) or OP unit, as applicable, rounded to the nearest 1/100th of a share or OP unit. The reverse common stock and OP unit splits impacted all classes of common stock and OP units proportionately and had no impact on any stockholder’s or limited partner’s percentage ownership of the issued and outstanding shares of common stock of any individual class or of all classes or the OP units. Unless otherwise indicated, the information in this prospectus gives effect to the reverse common stock and OP unit splits.

Common Stock

All of the shares of common stock offered by this prospectus will, upon issuance, be duly authorized, fully paid and nonassessable. Subject to the preferential rights, if any, of holders of any other class or series of our stock and to the provisions of our charter relating to the restrictions on ownership and transfer of our stock, holders of our common stock are entitled to receive dividends when, as and if authorized by our Board and declared by us out of assets legally available for distribution to our stockholders, and will be entitled to share ratably in our assets legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding up, after payment of or adequate provision for all of our known debts and liabilities.

Subject to the specific class voting rights, if any, of holders of any other class or series of our stock, and to the provisions of our charter relating to the restrictions on ownership and transfer of our stock, each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of our stockholders, including the election of directors. Except as provided with respect to any other class or series of our stock, the holders of our common stock will possess the exclusive voting power to vote on all matters at all meetings of the stockholders. The holders of our Class I common stock have exclusive voting rights on any amendment of the charter that would alter only the contract rights of the Class I common stock and no holders of any other class or series of our stock shall be entitled to vote thereon, and holders of Class I common stock have no voting rights on any amendment to the charter that would alter only the contract rights of any other class or series of common stock. There is no cumulative voting in the election of our directors. In both contested and uncontested elections, directors are elected by the affirmative vote of a plurality of all the votes cast “for” and “against” each director nominee. Holders of shares of our common stock have no preference, conversion, exchange, sinking fund or redemption rights, nor do they have any preemptive rights to subscribe for any of our securities. Holders of our common stock generally have no appraisal rights unless our Board determines that appraisal rights apply, with respect to all or any classes or series of common stock, to one or more transactions occurring after the date of such determination in connection with which stockholders would otherwise be entitled to exercise appraisal rights. Subject to the provisions of our charter regarding the restrictions on ownership and transfer of our stock, shares of common stock will have equal distribution, liquidation and other rights.

Under Maryland law, we generally cannot amend our charter, consolidate, convert, merge, sell all or substantially all of our assets, engage in a statutory share exchange or dissolve unless the action is advised by our Board and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of all of the votes entitled to be cast on the matter. A Maryland corporation may provide in its charter for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter. As permitted by Maryland law, except for amendments to the provisions of our charter relating to the removal of directors and the vote required to amend certain provisions, which must be approved by the affirmative vote of at least two-thirds of the votes entitled to be cast on the matter, our charter provides that any of these actions may be approved by the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter. However, Maryland law permits a Maryland corporation to transfer all or substantially all of its assets without the approval of its stockholders to an entity owned, directly or indirectly, by the corporation. Our operating assets may be held by our wholly-owned subsidiaries and these subsidiaries may be able to merge or transfer all or substantially all of their assets without the approval of our stockholders.

Class T Common Stock and Class I Common Stock

Our Class T common stock and Class I common stock are identical to our common stock offered by this prospectus, including with respect to voting and distribution rights, except that:

(1)	we do not intend to list our Class T common stock or Class I common stock on the NYSE or any other national securities exchange; and

(2)

our charter provides, upon the listing of our common stock offered by this prospectus on the NYSE (or such later date not exceeding 12 months from the date of listing as may be approved by our Board), each share of our Class T common stock and Class I common stock will automatically, and without any stockholder action, convert into one share of our listed common stock. Our Board has approved the 180th day after the date of the listing of our common stock offered by this prospectus on the NYSE as the date on which our Class T common stock and Class I common stock will automatically convert into our listed common stock.

There is no public market for shares of our Class T common stock or Class I common stock. Until the shares of our Class T common stock and Class I common stock convert into shares of common stock that are listed on a national securities exchange, they will not be traded on a national securities exchange. As a result, holders of our Class T common stock and Class I common stock have very limited, if any, liquidity options with respect to their shares of our Class T common stock or Class I common stock, as applicable, until such conversion.

Tender Offers

Our charter provides that any tender offer made by any person, including any “mini-tender” offer, must comply with the provisions of Regulation 14D of the Exchange Act, including the notice and disclosure requirements. Among other things, the offeror must provide us notice of such tender offer at least 10 business days before initiating the tender offer. No stockholder may transfer any shares held by such stockholder to any person who initiates a tender offer that does not comply with such provisions (a “Non-Compliant Tender Offer”), unless such stockholder shall have first offered such shares to us at the tender offer price offered in such Non-Compliant Tender Offer. In addition, the non-complying offeror will be responsible for all of our expenses in connection with that offeror’s noncompliance. The tender offer provision in our charter is not applicable to any listed shares of our stock.

Preferred Stock

Under our charter, our Board, without stockholder approval, is authorized to designate and approve the issuance of shares of preferred stock in one or more classes or series, to establish the number of shares in each class or series, and to fix the terms thereof. Our Board could authorize the issuance of additional shares of preferred stock with terms and conditions that could have the effect of discouraging a takeover or other transaction that holders of common stock might believe to be in their best interests or in which holders of some, or a majority, of the shares of common stock might receive a premium for their shares over the then-market price of such shares of common stock.

Power to Reclassify and Increase the Number of Authorized Shares of Stock

Our Board may, without common stockholder approval, classify any unissued shares of our preferred stock and reclassify any unissued shares of our common stock or previously classified shares of our preferred stock into other classes or series of stock. Before authorizing the issuance of shares of any new class or series, our Board must set, subject to the provisions of our charter relating to the restrictions on ownership and transfer of our stock, the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms or conditions of redemption for each class or series of stock. In addition, our charter authorizes our Board, with the approval of a majority of the entire Board and without stockholder approval, to amend our charter from time to time to increase or decrease the aggregate number of shares of stock, or the number of shares of any class or series of stock, that we are authorized to issue. These actions can be taken without common stockholder approval, unless stockholder approval is required by applicable law, the terms of any other class or series of our stock, or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded.

Restrictions on Ownership and Transfer

In order for us to maintain our qualification as a REIT under the Code, we must meet several requirements concerning the ownership of our outstanding capital stock. Specifically, no more than 50.0% in value of our outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include specified private foundations, employee benefit plans and trusts, and charitable trusts) during the last half of any taxable year beginning with the second taxable year in which we qualified as a REIT. In addition, the outstanding shares of stock must be owned by 100 or more persons during at least 335 days of a 12-month taxable year or during a proportionate part of a shorter taxable year beginning with the second taxable year in which we qualified as a REIT. We may prohibit certain acquisitions and transfers of shares of our stock so as to ensure our qualification as a REIT under the Code. However, we cannot assure you that this prohibition will be effective.

Our charter contains a limitation on ownership that prohibits any individual or entity from directly acquiring beneficial or constructive ownership of more than 9.9% in value of the aggregate of the then outstanding shares of our capital stock (which includes common stock and any preferred stock we may issue) or more than 9.9% (in value or number of shares, whichever is more restrictive) of the aggregate of the then outstanding shares of our common stock.

Any attempted transfer of our stock which, if effective, would result in our stock being beneficially owned by fewer than 100 persons will be null and void and the proposed transferee will acquire no rights in such stock. Any attempted transfer of our stock which, if effective, would result in violation of the ownership limits discussed above or in our being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise failing to maintain our qualification as a REIT (including, but not limited to, any attempted transfer that would result in us owning an interest in a tenant that is described in Section 856(d)(2)(B) of the Code if the income derived by us from such tenant would cause us to fail to satisfy any gross income requirement described in Section 856(c) of the Code), will cause the number of shares of our stock causing the violation (rounded up to the nearest whole share) to be automatically transferred to a trust for the exclusive benefit of one or more charitable beneficiaries, and the proposed transferee will not acquire any rights in the shares of our stock. If the transfer to the trust would not be effective for any reason to prevent any of the foregoing, the transfer of that number of shares that otherwise would cause a person to violate any of the restrictions described above will be null and void and the proposed transferee will acquire no rights in such shares of our stock. The automatic transfer will be deemed to be effective as of the close of business on the business day prior to the date of the transfer. We will designate a trustee of the trust that will not be affiliated with us or any prohibited owner. We will also name one or more charitable organizations as a beneficiary of the trust. Shares-in-trust will remain issued and outstanding shares of stock and will be entitled to the same rights and privileges as all other shares of the same class or series of stock. The trustee will receive all dividends and other distributions on the shares-in-trust and will hold such dividends and other distributions in trust for the benefit of the beneficiary. The trustee will vote all shares-in-trust during the period they are held in trust and, subject to Maryland law, will have the authority (1) to rescind as void any vote cast by the proposed transferee prior to our discovery that the shares have been transferred to the trust and (2) to recast the vote in accordance with the desires of the trustee acting for the benefit of the charitable beneficiary. However, if we have already taken irreversible corporate action, then the trustee will not have the authority to rescind and recast the vote.

Within 20 days of receiving notice from us that shares have been transferred to the trust, the trustee of the trust will sell the shares-in-trust to a person, selected by the trustee, whose ownership of the shares will not violate the ownership limits discussed above and distribute to the applicable prohibited owner an amount equal to the lesser of (1) the sales proceeds received by the trustee for such shares-in-trust (net of any commissions and other expenses of sale) and (2) (a) if the prohibited owner gave value for the shares in connection with the event causing the shares to be held in trust, the price paid by the prohibited owner for such shares-in-trust or (b) if the prohibited owner did not give value for the shares in connection with the event causing the shares to be held in trust (e.g., in the case of a gift, devise or other such transaction), the market price, or, in the event no market price is available for such shares, the fair market value, of such shares-in-trust on the day of the event causing the shares to be held in trust. Upon such sale, the interest of the charitable beneficiary in the share of stock sold will terminate. The trustee may reduce the amount payable to the prohibited owner by the amount of dividends and other distributions which have been paid to the prohibited owner and are owed by the prohibited owner to the trustee. Any amount received by the trustee in excess of the amount to be paid to the prohibited owner will be distributed to the beneficiary of the trust.

If, prior to our discovery that shares have been transferred to the trustee, such shares are sold by the prohibited owner, then such shares will be deemed to have been sold on behalf of the trust and, to the extent that the prohibited owner received an amount for such shares that exceeds the amount that the prohibited owner was entitled to receive, such excess must be paid to the trustee upon demand. In addition, all shares-in-trust will be deemed to have been offered for sale to us or our designee, at a price per share equal to the lesser of (1) the price per share in the transaction that resulted in such shares-in-trust (or, in the case of devise, gift, or other event other than a transfer for value, the market price or, in the event no market price is available for such shares, the fair market value, of such shares of stock at the time of such devise, gift, or other event) and (2) the market price or, in the event no market price is available for such shares, the fair market value, of such shares of stock on the date we, or our designee, accepts such offer. We will have the right to accept the offer until the trustee has sold the shares. Upon a sale to us, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the prohibited owner. We may reduce the amount payable to the prohibited owner by the amount of dividends and other distributions which have been paid to the prohibited owner and are owed by the prohibited owner to the trustee. We may pay the amount of such reduction to the trustee for the benefit of the charitable beneficiary.

Any person who acquires or attempts or intends to acquire shares of our stock in violation of the foregoing restrictions or who would have owned shares of our stock that resulted in a transfer to any such trust is required to give immediate written notice to us of such event or, in the case of a proposed or attempted transaction, at least 15 days’ prior written notice. Such person shall provide to us such other information as we may request in order to determine the effect, if any, of such transfer on our status as a REIT.

The foregoing restrictions continue to apply until our Board determines it is no longer in our best interests to continue to qualify as a REIT or that compliance with the foregoing restrictions is no longer required for REIT qualification.

Our Board, in its sole discretion, may exempt a person (prospectively or retroactively) from the limitation on ownership of more than 9.9% in value of the aggregate of the then outstanding shares of our capital stock (which includes common stock and any preferred stock we may issue) or more than 9.9% (in value or number of shares, whichever is more restrictive) of the aggregate of the then outstanding shares of our common stock. However, our Board may not exempt any person whose ownership of our outstanding stock would result in our being “closely held” within the meaning of Section 856(h) of the Code or otherwise would result in our failure to maintain our qualification as a REIT. In order to be considered by our Board for exemption, a person also must not own and represent that it will not own, directly or indirectly, an interest in our tenant (or a tenant of any entity which we own or control) that would cause us to own, directly or indirectly, more than a 9.9% interest in the tenant within the meaning of Section 856(d)(2)(B) of the Code. The person seeking an exemption must represent to the satisfaction of our Board that it will not violate these two restrictions. The person also must agree that any violation or attempted violation of these restrictions will result in the automatic transfer of the shares of stock causing the violation to the trust.

Any stockholder of record who owns more than 5.0% (or such lower level as required by the Code and the regulations thereunder) of the outstanding shares of our stock during any taxable year, within 30 days after the end of such taxable year, will be asked to deliver a statement or affidavit setting forth the name and address of such record owner, the number of shares of our stock actually owned by such stockholder, and such information regarding the beneficial ownership of the shares of our stock as we may request in order to determine the effect, if any, of such actual or beneficial ownership on our status as a REIT and to ensure compliance with the ownership limits.

Listing

We have been approved, subject to official notice of issuance, to list shares of our common stock on the NYSE under the ticker symbol “AHR.”

Transfer Agent and Registrar

The transfer agent and registrar for shares of our common stock, including our Class T common stock and Class I common stock, is Computershare Trust Company, N.A.

MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

As of September 30, 2023, we had approximately 66,235,859 shares of Class T common stock and Class I common stock issued and outstanding, held by a total of 48,149 stockholders of record. The number of stockholders is based on the records of our registrar and transfer agent. Our common stock is not currently traded on any exchange, and there is no established trading market for our common stock.

Estimated Per Share NAV

On March 15, 2023, our Board, at the recommendation of the Audit Committee, which Audit Committee was comprised solely of independent directors, unanimously approved and established an updated estimated per share NAV of our Class T common stock and Class I common stock of $31.40. The updated estimated per share NAV was based on the estimated value of our assets, less the estimated value of our liabilities, divided by the number of shares of Class T common stock and Class I common stock outstanding on a fully diluted basis, calculated as of December 31, 2022 (the “Valuation Date”). We provided this updated estimated per share NAV to assist broker-dealers in connection with their obligations under FINRA Rule 2231, with respect to customer account statements. This valuation was performed in accordance with the methodology provided in Practice Guideline 2013-01, Valuations of Publicly Registered Non-Listed REITs, issued by the IPA in April 2013, in addition to guidance from the SEC. We continue to monitor the impact that the COVID-19 pandemic, inflation, prevailing interest rates and movements in capitalization rates may have on our business, residents, tenants and operating partners, and on the United States and global economies. Therefore, although we have published an updated estimated per share NAV on an annual basis, we may update our estimated per share NAV sooner if we believe that such NAV has been materially and adversely impacted. Our Board previously determined an estimated per share NAV of our common stock of $37.16 calculated as of December 31, 2021.

Background

The Audit Committee, pursuant to authority delegated by our Board, was responsible for the oversight of the valuation process, including the review and approval of the valuation process and methodology used to determine the updated estimated per share NAV of our common stock, the consistency of the valuation and appraisal methodologies with real estate industry standards and practices and the reasonableness of the assumptions used in the valuations and appraisals.

In determining the updated estimated per share NAV, the Audit Committee and our Board considered information and analysis, including valuation materials that were provided by Robert A. Stanger & Co., Inc. (“Stanger”), an independent third-party valuation firm, and information from us, including our current views on the ongoing impact of the COVID-19 pandemic, inflation, prevailing interest rates and movements in capitalization rates may have on our business, residents, tenants, operators or assets. The engagement of Stanger was approved by the Audit Committee. Stanger prepared an appraisal report (the “Appraisal Report”), summarizing key information and assumptions and provided an appraised value on 174 medical office and healthcare-related properties (the “Appraised Properties”) owned by us as of the Valuation Date. Stanger also prepared a net asset value report (the “NAV Report” and, together with the Appraisal Report, the “Reports”), which estimates the per share NAV of our common stock as of the Valuation Date of $31.40. The NAV Report incorporates the appraised value conclusions of the Appraisal Report and also includes Stanger’s valuation of our interest in our joint venture with respect to Trilogy REIT Holdings, LLC and with respect to our interest therein (the “Trilogy Joint Venture Interest”), Stanger’s valuation of our debt security investment (the “Debt Investment”), Stanger’s valuation of our mortgage loans, term loan, and line of credit payables (the “Debt Liabilities”), Stanger’s estimated value of the management company (the “Management Company”), as further described below, and Stanger’s estimate of the noncontrolling interests held by joint venture partners. The NAV Report also relied upon the acquisition price of seven properties (the “Recent Acquisitions”) acquired within the three months preceding the Valuation Date, the contract terms relating to the sale of two properties (the “Pending Dispositions”), and included the value of our cash, other tangible assets and other tangible liabilities as of the Valuation Date, to calculate an estimated per share NAV of our common stock.

Upon the Audit Committee’s receipt and review of the Reports, the Audit Committee recommended $31.40 as the updated estimated per share NAV to our Board. Upon our Board’s receipt and review of the Reports and the recommendation of the Audit Committee, our Board approved $31.40 as the updated estimated per share NAV of our common stock calculated as of December 31, 2022.

The table below sets forth the calculation of our estimated per share NAV as of December 31, 2022 and December 31, 2021. Amounts as of December 31, 2022 and December 31, 2021 may not be directly comparable due to in-period acquisitions, dispositions, debt financings or repayments, and capital investments. Further, the 2021 value per share is before the November 15, 2022 one-for-four reverse stock split.

	Estimated Per Share NAV (Dollars in Thousands, Except Per Share Data)
	As of December 31, 2022		As of December 31, 2021
	Estimated Value	Estimated Value Per Share	Estimated Value	Estimated Value Per Share
Appraised Properties and Other Properties (a)	$2,596,087	$37.24	$2,835,905	$10.24
Trilogy Joint Venture Interest	859,574	12.33	828,180	2.99
Debt Investment	80,197	1.15	84,216	0.30
Management Company	77,900	1.12	135,000	0.49
Cash and Other Assets	63,225	0.91	68,417	0.25
Debt Liabilities	(1,375,737)	(19.73)	(1,310,781)	(4.73)
Other Liabilities	(105,073)	(1.51)	(58,520)	(0.21)
Adjustment—Non-Controlling Interests (b)	(7,169)	(0.10)	(7,729)	(0.03)

Estimated Net Asset	$2,189,004	$31.40 (d)	$2,574,688	$9.29 (d)

Fully Diluted Shares Outstanding (in thousands)	69,712		277,040

(a)	Includes Recent Acquisitions and Pending Dispositions, which were valued at their contracted transaction prices.
(b)	Non-Controlling Interests adjustment is related to third party interests in consolidated properties, excluding Trilogy.
(c)	The December 31, 2021 estimated per share NAV of $9.29 is equivalent to $37.16 adjusted for our November 15, 2022 one-for-four reverse stock split.
(d)	Per share totals do not foot due to rounding.

NAV Methodology and Key Assumptions

In determining an updated estimated per share NAV of our common stock, our Board considered the recommendation of the Audit Committee, the Reports provided by Stanger, and information provided by us. Our goal in calculating an estimated per share NAV is to arrive at a value that is reasonable and supportable using what the Audit Committee and our Board each deems to be appropriate valuation methodologies and assumptions.

FINRA’s current rules provide no guidance on the methodology an issuer must use to determine its estimated per share NAV. As with any valuation methodology, the methodologies used are based upon a number of estimates and assumptions that may not be accurate or complete, as well as the necessary valuation assumptions underlying the NAV determination, including discount rates, capitalization rates and interest rates. Different parties with different assumptions and estimates could derive a different estimated per share NAV, and these differences could be significant. The estimated per share NAV is not audited and does not represent the fair value of our assets less its liabilities according to GAAP, nor does it represent a liquidation value of our assets and liabilities or the amount our shares of common stock would trade at on a national securities exchange. The estimated asset values may not represent current book value. The estimated value of the Appraised Properties does not necessarily represent the value we would receive or accept if the assets were marketed for sale. The value of our shares will fluctuate over time in response to developments related to individual assets in our portfolio and the management of those assets and in response to the real estate and financial markets, including future developments related to the magnitude and duration of the COVID-19 pandemic, inflation, prevailing interest rates and movements in capitalization rates that may impact our business, our residents, tenants, operators and assets, which is uncertain at this time. The estimated per share NAV does not reflect a real estate portfolio premium/discount compared to the sum of the individual property values. The estimated per share NAV also does not take into account estimated disposition costs and fees for real estate properties or interests therein.

Independent Valuation Firm

Stanger was selected by the Audit Committee to render its Reports as further described below. Stanger is actively engaged in the business of valuing commercial real estate properties and debt investments and liabilities similar to those owned and owed by us. We engaged Stanger, with approval from the Audit Committee, to deliver its Reports to assist in the NAV determinations calculated as of December 31, 2022 and December 31, 2021. We previously engaged Jones Lang Lasalle Securities, LLC (“JLLS”), an independent FINRA registered broker-dealer firm that specializes in providing valuations, capital markets, corporate finance and real estate financial services, as an appraiser to provide its estimate of the per share NAV of our Class T common stock and Class I common stock calculated as of September 30, 2020 and December 31, 2019. Prior to the Merger on October 1, 2021 with GAHR III, Stanger was the independent valuation firm previously engaged by GAHR III to provide its estimate of the per share NAV of GAHR III’s common stock calculated as of September 30, 2020, June 30, 2019 and June 30, 2018. However, after the AHI Acquisition and the Merger on October 1, 2021, we conducted a competitive process and evaluated the proposals of JLLS and Stanger, which resulted in our engagement of Stanger, with approval from the Audit Committee, to assist in the estimated per share NAV determination as of December 31, 2021. There is no change with respect to the reliability of the estimates provided by JLLS calculated as of September 30, 2020 and December 31, 2019.

For the preparation of the Valuation Report, we paid Stanger a customary fee for a service of this nature, no part of which was contingent relating to the provision of services or specific findings. In addition, we agreed to indemnify Stanger against certain liabilities arising out of this engagement. Stanger or its affiliates may from time to time in the future perform similar or other services for us or our affiliates. The compensation we paid to Stanger related to our valuation is based on the scope of work and not on the appraised values of the Appraised Properties or our estimated per share NAV. Stanger was engaged in September 2022 to value the PropCo and OpCo interests in Trilogy as of December 31, 2021, in November 2021 to determine our NAV as of December 31, 2021, and in December 2020 to provide financial advisory services to the special committee of GAHR III in connection with its review of strategic alternatives. In all cases above, Stanger was paid usual and customary financial advisory and/or valuation fees, no part of which was contingent upon or relating to the provision of services or specific findings. While we or our affiliates may have engaged or in the future may engage Stanger or its affiliates for services of various kinds, we believe that there are no material conflicts of interest with respect to its engagement of Stanger. The appraisals were performed in accordance with the Code of Ethics and the Uniform Standards of Professional Appraisal Practice, the real estate appraisal industry standards created by The Appraisal Foundation. The Appraisal Report was reviewed, approved and signed by individuals with the professional designation of Member Appraisal Institute licensed in the state where each real property is located. The use of the Appraisal Report is subject to the requirements of the Appraisal Institute relating to review by its duly authorized representatives. In preparing its Reports, Stanger did not, and was not requested to, solicit third-party indications of interest for our common stock in connection with possible purchases thereof or the acquisition of all or any part of us.

Stanger collected reasonably available material information that it deemed relevant in appraising our Appraised Properties, estimating the value of the Trilogy Joint Venture Interest, Debt Investment, Debt Liabilities and Management Company and estimating the per share NAV of our common stock. Stanger relied in part on information provided by us, including, but not limited to: (1) our historical financial statements, including Trilogy REIT Holdings, LLC and certain subsidiaries of each; (2) property historical and projected operating revenues, expenses, earnings and occupancy; (3) property lease agreements and/or lease abstracts; (4) lease purchase option agreements or summaries; (5) historical and projected earnings of the Ancillary Businesses (as defined below); (6) information on the Recent Acquisitions and Pending Dispositions; (7) loan agreements, collateral information and amortization schedules; (8) COVID-19’s impact on historical occupancy, property earnings and leasing; and (9) information regarding recent or planned capital expenditures. In conducting its investigation and analyses, Stanger took into account customary and accepted financial and commercial procedures and considerations as it deemed relevant. Although Stanger reviewed information supplied or otherwise made available by us, it assumed and relied upon the accuracy and completeness of all such information and of all information supplied or otherwise made available to it by any other party and did not independently verify any such information. Stanger has assumed that any operating or financial forecasts and other information and data provided to or otherwise reviewed by or discussed with Stanger were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of our management and/or our Board. Stanger relied on us to advise them promptly if any information previously provided became inaccurate or was required to be updated during the period of their review.

Although Stanger considered comments received from us during the valuation process, the final appraised values of our Appraised Properties and the value estimate of the Trilogy Joint Venture Interest, Debt Investment, Debt Liabilities and Management Company were determined by Stanger. The Reports are addressed to us for the use of the Audit Committee to assist it in calculating and recommending to our Board an updated estimated per share NAV of our common stock. The Reports are not addressed to the public, may not be relied upon by any other person to establish an estimated per share NAV of our common stock and do not constitute a recommendation to any person to purchase or sell any shares of our common stock.

The opinions of value expressed in the appraisals prepared by Stanger are based on estimates and forecasts that are prospective in nature. Due to the COVID-19 pandemic, inflation, prevailing interest rates and movements in capitalization rates, there is risk and uncertainty in the financial markets. Although Stanger is of the opinion that its findings are reasonable based on available evidence, Stanger is not responsible for the effects of future occurrences that cannot be reasonably foreseen or accurately determined at this time. The COVID-19 pandemic and inflation are expected to continue to disrupt financial markets, which may have an impact on the assumptions in the Reports and could negatively impact values, including assumed discount rates, capitalization rates and interest rates. The extent of this impact is unknown at this time.

Valuation Methodology

Valuation of Appraised Properties

To estimate the value of the Appraised Properties, Stanger has performed a site visit and conducted an appraisal for the 174 Appraised Properties, consisting of medical office properties, triple-net leased hospitals, triple-net leased SNFs, triple-net senior housing—leased properties, senior housing properties operated utilizing RIDEA structure and several land parcels adjacent to one of our medical office properties. In determining its value opinion of each Appraised Property, Stanger utilized all information that it deemed relevant, including information from us and its own data sources, including trends in capitalization rates, leasing rates, and other economic factors. In conducting its appraisals of the Appraised Properties, and pursuant to its engagement, Stanger utilized the income approach to valuation (other than for the land parcels), specifically a direct capitalization analysis and/or discounted cash flow (“DCF”) analysis for the medical office properties, triple-net leased hospitals, and the RIDEA SHOP, and a direct capitalization analysis for the triple-net leased SNFs and triple-net senior housing—leased facilities. The direct capitalization analysis was performed by applying a market capitalization rate for each applicable Appraised Property to the estimated stabilized forward-year annual NOI at each such property. In selecting each capitalization rate, Stanger considered, among other factors, prevailing capitalization rates in the applicable property sector, the property’s location, age and condition, the property’s operating trends, the anticipated year of stabilization and, for triple-net leased properties, the lease coverage ratios, and other unique property factors. In applying the DCF analysis, a market discount rate and terminal capitalization rate was applied to multi-year property projections which considered, among other things, the leases encumbering the properties, market conditions with respect to lease-up or releasing, and property historical and projected operating trends. As applicable, Stanger adjusted the capitalized value of each Appraised Property for any excess or surplus land, deferred maintenance or capital needs, lease-up costs, and estimated non-recurring COVID-19 related expenses to estimate the “as-is” value of each Appraised Property. Stanger then adjusted the “as-is” property values, as appropriate, for our allocable ownership interest in the Appraised Properties to account for the interests of any third-party investment partners, including any priority distributions. In providing an opinion of the value for the land parcels owned by us, actual and/or proposed land sale transactions were identified in each property’s market or region and adjusted to reflect, as appropriate: (1) the property rights conveyed in such transaction; (2) any extraordinary, special, or non-market financing or credits provided by the seller or others which may have influenced the sale price; (3) adjustments for non-arms-length sale transactions; (4) improvements or deterioration of market conditions from the reported land sale date; (5) adjustments for listing status versus a consummated sale; (vi) location factors such as area demographics, traffic exposure, and access; (7) zoning factors; (8) land size; and (9) other factors deemed appropriate. An index of value (price per square foot) for each land parcel from the land sale comparable was derived and the appropriate index was applied to our land and surplus land parcels. For those Appraised Properties located in the United Kingdom, Stanger utilized the foreign exchange rate as of the Valuation Date to reflect the value of these properties in U.S. Dollars. Stanger’s Appraisal Report was certified by an appraiser licensed in the state in which the Appraised Properties were located. As of the Valuation Date, the aggregate estimated value of the Appraised Properties was approximately $2.5 billion.

The following summarizes the key assumptions that were used in the DCF analyses to arrive at the value of the Appraised Properties as of December 31, 2022:

	Range		Weighted Average (a)
	Minimum	Maximum
Medical Office Properties
Discount Rate	6.00%	9.00%	6.97%
Terminal Capitalization Rate	5.25%	7.75%	6.30%
Direct Capitalization Rate	5.25%	8.00%	6.30%

Triple-Net Leased Skilled Nursing
Direct Capitalization Rate	7.50%	11.00%	9.51%

Triple-Net Senior Housing—Leased
Direct Capitalization Rate	8.00%	11.25%	9.48%

SHOP
Discount Rate	8.50%	10.00%	9.08%
Terminal Capitalization Rate	7.00%	8.75%	7.71%
Direct Capitalization Rate	N/A	N/A	N/A

(a)	Weighted by stabilized NOI.

Valuation of Trilogy Joint Venture Interest

Trilogy REIT Holdings, LLC includes both a healthcare real estate portfolio comprised of 125 properties (121 operational senior housing/healthcare campuses that provide skilled nursing, assisted living, independent living, adult day care, and memory care services (of which two are held in an unconsolidated joint venture), one medical office property, one mixed use healthcare property and two communities under development), and ancillary businesses comprised of pharmacy and therapy businesses (the “Ancillary Businesses,” and, together with the Trilogy REIT Holdings, LLC healthcare real estate portfolio, the “Trilogy Assets”). As part of its valuation, Stanger valued the Trilogy REIT Holdings, LLC healthcare portfolio, for those properties that were currently operational, utilizing the income approach, specifically a direct capitalization analysis and/or a DCF analysis, similar to the process described above in “Valuation of Appraised Properties.” Adjustments to the campus values were made to deduct lease-up costs for those campuses in lease-up or not currently operating at stabilized levels and add development costs, including carry costs, incurred through the Valuation Date for campuses with in-process development, expansion or conversion projects, where such project’s effect was not factored into the campus earnings that were capitalized. The Ancillary Businesses were also valued utilizing a direct capitalization analysis applied to 2023 estimated EBITDA after a review of historical and projected revenue and EBITDA of each ancillary business and a review of observed multiples in both precedent acquisitions and publicly traded companies in similar lines of business to the Ancillary Businesses, taking into account the size of Ancillary Businesses and customer concentration. The capitalized value of the Ancillary Businesses was then adjusted for the capitalized value of one unconsolidated pharmacy joint venture and the investment value in one wholly owned subsidiary.

From the aggregate gross value of the Trilogy Assets, Stanger added or subtracted, as appropriate, outstanding borrowings based on their fair market value determined by Stanger, the value held by third-party landlords that lease assets to Trilogy, as determined by Stanger utilizing a direct capitalization analysis and/or, a DCF analysis, the value of in-the-money purchase options held by Trilogy on such properties, the equity value held by non-Trilogy parties in unconsolidated joint ventures and other tangible assets and liabilities deemed appropriate as included on the balance sheets provided by us to derive an estimated equity value of Trilogy. Stanger then applied the terms of the Trilogy joint venture agreement, including any distribution priorities and factoring in the value of common units, and profits interests owned by current and former management, to its Trilogy equity value estimate to establish the value of the Trilogy Joint Venture Interest. As of the Valuation Date, Stanger’s estimate of the value of the Trilogy Assets (after adjustment for third-party landlord interests, purchase options and projected capital improvements) and Trilogy Joint Venture Interest was approximately $2.2 billion and $860,000,000, respectively. The following summarizes the key assumptions that were used in the direct capitalization and DCF analyses to arrive at Stanger’s estimated value of the Trilogy Assets that were utilized in the determination of the Trilogy Joint Venture Interest value:

	Range		Weighted Average
	Minimum	Maximum
Healthcare Properties (a)
Discount Rate	10.50%	17.25%	12.16%
Terminal Capitalization Rate	7.50%	12.25%	9.81%
Direct Capitalization Rate (b)	7.00%	12.75%	9.52%

Ancillary Businesses
Direct Capitalization Rate (c)	13.61%	15.87%	15.05%

(a)	Rates for healthcare properties exclude properties that were not valued on a direct capitalization and/or DCF basis, as applicable.
(b)

For certain properties, direct capitalization rates applied may equal or exceed terminal capitalization rates used in the DCF analysis due to the application of the direct capitalization rate to future year stabilized earnings. As a result, the spread between the Terminal Capitalization Rate (utilized in the DCF) and Direct Capitalization Rate shown above is not directly comparable.

(c)	An EBITDA valuation multiple of 9.0x to 10.5x was utilized in the valuation of the Ancillary Businesses. The capitalization rates cited above are the inverse of the multiple utilized.

Valuation of Debt Investment and Debt Liabilities

The estimated value of the Debt Investment and Debt Liabilities was determined by Stanger for each Debt Investment and Debt Liability by applying a DCF analysis over the projected remaining term of the investment or liability. The cash flows used in the DCF analysis were based on the investment’s or loan’s contractual agreement and corresponding interest and principal payments. The expected cash flow was then discounted at an interest rate that Stanger deemed appropriate based on what Stanger determined a current market participant would require for instruments with similar collateral and duration assuming an orderly market environment, taking into account items such as remaining loan term, loan-to-value ratio, collateral type, debt service coverage, security position, prepayment provisions and other factors deemed relevant, as available. The discount rate used by Stanger for the Debt Investment was 10.75%. The range of discount rates used by Stanger for the Debt Liabilities was approximately 2.6% to 8.5% and the weighted average discount rate was approximately 5.3%.

Management Company

To derive the estimated value of the Management Company, Stanger estimated the market value associated with our asset management and property management contracts (the “Management Contracts”) with us using a comparable transactions analysis. Stanger reviewed management’s projected fee income from the Management Contracts and the associated expenses to support such activities to derive an EBITDA projection for the 12-month period (the “Projected EBITDA”) following the Valuation Date. Stanger then applied an EBITDA multiple to the Projected EBITDA to derive an estimated value associated with the Management Contracts.

Cash, Other Assets, and Other Liabilities

To derive the updated estimated per share NAV, Stanger added the Recent Acquisitions, Pending Dispositions and our other tangible assets and liabilities (excluding those related to Trilogy which were included in the Trilogy Joint Venture Interest valuation) from our December 31, 2022 balance sheet, to its estimated value of the Appraised Properties, Trilogy Joint Venture Interest, Debt Investment, Debt Liabilities and Management Company. The carrying value of our other tangible assets and liabilities are considered to equal their fair value due to their short maturities or liquid nature. Certain balances, such as straight-line rent receivables, lease intangible assets and liabilities, deferred financing costs, unamortized lease commissions, and unamortized lease incentives, have been eliminated for the purpose of the valuation due to the fact that the value of those balances were already considered in the valuation of the respective investments or liabilities.

Our Board’s Determination of the Updated Estimated Per Share NAV

On March 14, 2023, Stanger delivered its final Reports to the Audit Committee. The Audit Committee was given an opportunity to confer with Stanger regarding the methodologies and assumptions used therein. In consideration of the factors described above, the Audit Committee then recommended that our Board establish $31.40 as the updated estimated per share NAV of our Class T common stock and Class I common stock. Our Board is ultimately and solely responsible for the establishment of the estimated per share NAV of our common stock. In arriving at its determination of the updated estimated per share NAV, our Board considered all information provided in light of its own familiarity with our assets and unanimously approved the updated estimated value recommended by the Audit Committee, or an updated estimated per share NAV of $31.40, on March 15, 2023.

Sensitivity Analysis

Changes to the key assumptions used to arrive at the updated estimated per share NAV, including the capitalization rates and discount rates used to value the Appraised Properties, Trilogy Assets, Debt Investment and Debt Liabilities, could have a significant impact on the underlying value of our assets. The following table presents the impact on the estimated per share NAV of our common stock resulting from a 5.0% increase and decrease to the discount rates and terminal capitalization rates for those Appraised Properties and the Trilogy Assets for which the value conclusion was determined solely, or in part, based upon a DCF analyses, the direct capitalization rates for those Appraised Properties and the Trilogy Assets where the value of which was determined solely or in-part based upon a direct capitalization analysis, and the market interest rate for the Debt Investment and Debt Liabilities:

	Range of Value
	Low	Concluded	High
Estimated Per Share Net Asset Value	$28.33	$31.40	$34.84
Weighted Average Discount Rate (Appraised Properties)	7.86%	7.48%	7.11%
Weighted Average Terminal Capitalization Rate (Appraised Properties)	6.97%	6.64%	6.31%
Weighted Average Capitalization Rate (Appraised Properties) (a)	7.21%	6.87%	6.52%
Weighted Average Discount Rate (Trilogy)	12.77%	12.16%	11.55%
Weighted Average Terminal Capitalization Rate (Trilogy)	10.30%	9.81%	9.32%
Weighted Average Capitalization Rate (Trilogy)	9.99%	9.52%	9.04%
Weighted Average Capitalization Rate (Trilogy Ancillary Businesses)	15.81%	15.05%	14.30%
Weighted Average Discount Rate (Debt Investment)	11.29%	10.75%	10.21%
Weighted Average Discount Rate (Debt Liabilities)	4.82%	5.07%	5.33%

(a)

Capitalization rates were applied to the stabilized earnings year which may not be the forward 12 months. As a result, the spread between the weighted average terminal capitalization rate and weighted average capitalization rate shown above is not directly comparable.

The following table presents the impact on the estimated per share NAV of our common stock resulting from a 5.0% increase and decrease to discount rates and terminal capitalization rates for those Appraised Properties and the Trilogy Assets for which the value conclusion was determined in part upon a DCF analyses and the direct capitalization rates for those Appraised Properties and the Trilogy Assets, and the market interest rate for the Debt Investment and Debt Liabilities:

	Range of Value
	Low	Concluded	High
Appraised Properties	$29.66	$31.40	$33.23
Trilogy Assets (a)	$30.28	$31.40	$32.64
Debt Investment and Debt Liabilities	$31.18	$31.40	$31.78
Total	$28.33	$31.40	$34.84

(a)

Includes the impact from the change in capitalization rates and discount rates of the Trilogy Assets on third-party landlord interests, purchase option values and third-party equity interests in the Trilogy Assets.

Limitations and Risks of Estimated Per Share NAV

As with any valuation, the methodologies used by our Board to determine the updated estimated per share NAV are based upon a number of estimates, assumptions, judgments, and opinions that may prove later to be inaccurate or incomplete. The use of different valuation methods, estimates, assumptions, judgments, or opinions may have resulted in significantly different estimates of the per share NAV of our common stock.

Although our Board relied on estimated values of our assets and liabilities in establishing the updated estimated per share NAV, the updated estimated per share NAV may bear no relationship to our book value as determined by GAAP, as our book value for most real estate is based on the amortized cost of the property, subject to certain adjustments. In addition, the updated estimated per share NAV may not represent the price at which the shares of our common stock would trade on a national securities exchange, the amount realized in our sale, merger, or liquidation or the amount a stockholder would realize in a private sale of shares.

Furthermore, in reaching an updated estimated per share NAV of our shares, our Board did not include a discount for debt that may include a prepayment obligation or a provision precluding assumption of the debt by a third party. In addition, costs that are likely to be incurred in connection with an appropriate exit strategy, whether that strategy involves a listing of our shares of common stock on a national securities exchange, our merger or a sale of our portfolio, were not included in our Board’s updated estimate of the per share NAV of our shares.

The estimated value of our assets and liabilities is as of a specific date and such value is expected to fluctuate over time in response to future events, including but not limited to, changes to commercial real estate values, particularly healthcare-related real estate (including, but not limited to, changes to real estate values as a result of the ongoing COVID-19 pandemic and inflation), changes in market interest rates for real estate debt, changes in capitalization rates, rental and growth rates, changes in laws or regulations impacting the healthcare industry, demographic changes, returns on competing investments, changes in the amount of distributions on our common stock, repurchases of our common stock, the proceeds obtained for any common stock or other transactions, local and national economic factors, and the factors specified in “Risk Factors.” There is no assurance that the methodologies used to establish the updated estimated per share NAV would be acceptable to FINRA or in compliance with ERISA guidelines with respect to their reporting requirements.

Distributions

We have elected to be taxed as a REIT for U.S. federal income tax purposes commencing with our taxable year ended December 31, 2016. U.S. federal income tax law generally requires that a REIT distribute annually at least 90.0% of its REIT taxable income and that it pay tax at the regular corporate rate to the extent that it annually distributes less than 100% of its REIT taxable income. As a result, we have made, and intend to continue to make, distributions each taxable year equal to at least 100% of our REIT taxable income.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Distributions” included elsewhere in this prospectus for a description of certain of our historical distributions.

After the completion of this offering, we intend to make quarterly distributions to holders of shares of our common stock, including those offered by this prospectus, when, as and if authorized by our Board, out of legally available funds. See “Distribution Policy.”

CERTAIN PROVISIONS OF MARYLAND LAW AND OF OUR CHARTER AND BYLAWS

The following is a summary of some of the general terms of our charter and bylaws that we expect to be in effect upon completion of this offering. You should read our charter and bylaws and the applicable provisions of Maryland law for complete information on our charter and bylaws. Our Board has also approved, conditioned upon the execution of the underwriting agreement providing for the purchase by the underwriters of the shares of our common stock in this offering, the filing with the SDAT of articles supplementary relating to Subtitle 8 of Title 3 of the MGCL, as described below. The following summary is not complete and is subject to, and qualified in its entirety by reference to, the provisions of our charter and bylaws, as they will be in effect upon completion of this offering, which are filed as exhibits to the registration statement of which this prospectus is a part, and the applicable provisions of the MGCL. See “Where You Can Find More Information.”

Election of Directors; Vacancies

Our charter provides that the number of our directors may be increased or decreased pursuant to our bylaws. Our bylaws provide that the number of directors on our Board may not be fewer than the minimum number required under the MGCL, which is one, nor, unless our bylaws are amended, more than 15.

At each annual meeting of our stockholders, our stockholders will elect each of our directors to serve until the next annual meeting of our stockholders and until his or her successor is duly elected and qualifies. Directors are elected by a plurality of the votes cast.

Removal of Directors

Our charter provides that, subject to the rights of holders of one or more classes or series of preferred stock to elect or remove one or more directors, a director or the entire Board may be removed at any time, but only by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast generally in the election of directors.

Business Combinations

Under the MGCL, certain business combinations between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

•	any person who beneficially owns, directly or indirectly, 10.0% or more of the voting power of the corporation’s outstanding voting stock; or

•

an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner, directly or indirectly, of 10.0% or more of the voting power of the then outstanding stock of the corporation.

A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which such person otherwise would have become an interested stockholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board of directors.

After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

•	80.0% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

•

two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares of stock held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under Maryland law, for their shares of our common stock in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares of our common stock.

The statute permits various exemptions from its provisions, including business combinations that are exempted by the board of directors before the time that the interested stockholder becomes an interested stockholder. Our Board has adopted a resolution providing that any business combination between us and any other person is exempted from this statute, provided that such business combination is first approved by our Board. This resolution, however, may be altered or repealed in whole or in part at any time.

Control Share Acquisitions

The MGCL provides that holders of control shares of a Maryland corporation acquired in a control share acquisition have no voting rights with respect to such shares except to the extent approved by a vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. Shares of stock owned by the acquiror, by officers or by employees who are directors of the corporation are excluded from shares of stock entitled to vote on the matter. Control shares are voting shares of stock which, if aggregated with all other shares of stock owned by the acquiror or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority or more of all voting power.

Control shares do not include shares of stock the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval or shares acquired directly from the corporation. A control share acquisition means the acquisition of issued and outstanding control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition may compel our Board to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares of stock. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the corporation may itself present the question at any stockholders’ meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then the corporation may redeem for fair value any or all of the control shares, except those for which voting rights have previously been approved. The right of the corporation to redeem control shares is subject to certain conditions and limitations. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of any meeting of stockholders at which the voting rights of the shares of stock are considered and not approved or, if no such meeting is held, as of the date of the last control share acquisition by the acquirer. If voting rights for control shares are approved at a stockholders’ meeting and the acquiror becomes entitled to vote a majority of the shares of stock entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares of stock as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.

The control share acquisition statute does not apply (1) to shares of stock acquired in a merger, consolidation or statutory share exchange if the corporation is a party to the transaction, or (2) to acquisitions approved or exempted by the charter or bylaws of the corporation.

Our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions of shares of our stock by any person. This bylaw provision may be amended or eliminated at any time in the future by our Board.

Subtitle 8

Subtitle 8 of Title 3 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of five provisions:

•	a classified board of directors;

•	a two-thirds vote requirement for removing a director;

•	a requirement that the number of directors be fixed only by vote of the board of directors;

•

a requirement that a vacancy on the board of directors be filled only by the remaining directors then in office and, if the board is classified, for the remainder of the full term of the class of directors in which the vacancy occurred; and

•	a majority requirement for the calling of a stockholder-requested special meeting of stockholders.

In our charter, we have elected that, except as may be provided by the Board in setting the terms of any class or series of preferred stock, vacancies on our Board will only be filled by the remaining directors in office, even if the remaining directors do not constitute a quorum, and for the remainder of the full term of the directorship in which the vacancy occurred. Through provisions in our charter and bylaws unrelated to Subtitle 8, we require the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast generally in the election of directors in order to remove a director, vest in our Board the exclusive power to fix the number of directorships and require, unless called by the chairman of the Board, the chief executive officer, the president or our Board the written request of stockholders entitled to cast not less than a majority of all the votes entitled to be cast on any matter that may properly be considered at a meeting of stockholders in order to call a special meeting to act on such matter. We have not elected to be subject to any of the other provisions of Subtitle 8. Moreover, we expect to file Articles Supplementary to our charter to provide that we may not elect to be subject to the provision of Subtitle 8 that would permit us to classify our Board without stockholder approval. In the future, our Board may elect, without stockholder approval, to adopt one or more of the other provisions of Subtitle 8.

Stockholder Rights Plan

We do not currently have a stockholder rights plan, and do not intend to adopt a stockholder rights plan in the future without (1) the approval of our stockholders by a majority of the votes cast on the matter or (2) seeking ratification from our stockholders by a majority of the votes cast on the matter within 12 months of adoption of the plan if our Board determines, in the exercise of its duties under applicable law, that it is in our best interests to adopt a rights plan without the delay of seeking prior stockholder approval.

Meetings and Special Voting Requirements

Special meetings of stockholders may be called by the chairman of the board of directors, the chief executive officer, the president and the board of directors and must also be called by our secretary to act on any matter that may properly be considered at a meeting of stockholders upon the written request of stockholders entitled to cast not less than a majority of all the votes entitled to be cast on such matter at the meeting. The presence either in person or by proxy of stockholders entitled to cast a majority of all the votes entitled to be cast at the meeting will constitute a quorum. Generally, the affirmative vote of a majority of all votes cast is necessary to take stockholder action, except as described in the next paragraph and except that a plurality of all the votes cast at a meeting of stockholders duly called and at which a quorum is present is sufficient to elect a director.

Under the MGCL, a Maryland corporation generally cannot dissolve, amend its charter, merge with another entity, convert into another entity, consolidate with one or more other corporations, sell or transfer all or substantially all of its assets or engage in a statutory share exchange unless declared advisable by our Board and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the corporation’s charter. Our charter provides that these matters (other than certain amendments to the provisions of our charter related to the removal of directors and the vote required for certain amendments) may be approved by stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter. Stockholders are not entitled to exercise any of the rights of an objecting stockholder provided for in Title 3, Subtitle 2 of the MGCL unless our Board determines that such rights apply, with respect to all or any classes or series of stock, to one or more transactions occurring after the date of the determination in connection with which stockholders would otherwise be entitled to exercise such rights. Subject to the rights of holders of one or more classes or series of preferred stock, any director may be removed from office at any time, but only by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast generally in the election of directors.

Advance Notice of Director Nomination and New Business

Our bylaws provide that with respect to an annual meeting of stockholders, nominations of individuals for election to our Board and the proposal of business to be considered by our stockholders may be made only (1) pursuant to our notice of the meeting, (2) by or at the direction of our Board or (3) by a stockholder who is a stockholder of record at the record date set by our Board for the purpose of determining stockholders entitled to vote at the annual meeting, at the time of giving the advance notice required by the bylaws and at the time of the meeting (and any postponement or adjournment thereof), who is entitled to vote at the meeting in the election of each individual nominated or on such other business and who has complied with the advance notice procedures of the bylaws. With respect to special meetings of stockholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of individuals for election to our Board at a special meeting may be made only (1) by or at the direction of our Board or (2) provided that the meeting has been called for the purpose of electing directors, by a stockholder who is a stockholder of record at the record date set by our Board for the purpose of determining stockholders entitled to vote at the special meeting, at the time of giving the advance notice required by the bylaws and at the time of the meeting (and any postponement or adjournment thereof), who is entitled to vote at the meeting in the election of each individual nominated and who has complied with the advance notice provisions of the bylaws.

Exclusive Forum For Certain Litigation

Our bylaws provide that unless we consent in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or, if that Court does not have jurisdiction, the United States District Court for the District of Maryland, Northern Division, shall be the sole and exclusive forum for (1) any Internal Corporate Claim, as such term is defined in the MGCL (other than any action arising under federal securities laws), including, without limitation, (a) any derivative action or proceeding brought on our behalf, (b) any action asserting a claim of breach of any duty owed by any of our directors or officers or other employees to us or to our stockholders, or (c) any action asserting a claim against us or any of our directors or officers or other employees arising pursuant to any provision of the MGCL, our charter or our bylaws, or (2) any other action asserting a claim against us or any of our directors or officers or other employees that is governed by the internal affairs doctrine. None of the foregoing actions, claims or proceedings may be brought in any court sitting outside the State of Maryland unless we consent in writing to such court.

Effect of Certain Provisions of Maryland law and our Charter and Bylaws

The restrictions on ownership and transfer of our stock discussed under the caption “Description of Capital Stock—Restrictions on Ownership and Transfer” prevent any person from acquiring more than 9.9% in value or in number of shares, whichever is more restrictive, of our outstanding common stock or 9.9% in value of our outstanding stock without the prior approval of our Board. These provisions, as well as the business combination statute and control share statute discussed above under the captions “—Business Combinations” and “—Control Share Acquisitions,” may delay, defer or prevent a change in control of us. Our Board has the power to amend our charter from time to time to increase the aggregate number of authorized shares of stock or the number of authorized shares of stock of any class or series and to classify and reclassify any unissued shares of our common stock or preferred stock into other classes or series of stock, and to authorize us to issue the newly-classified shares, as discussed under the captions “Description of Capital Stock—General” and “Description of Capital Stock—Power to Reclassify and Increase the Number of Authorized Shares of Stock,” and could authorize the issuance of shares of common stock or a series of preferred stock that could have the effect of delaying, deferring or preventing a change in control of us. We believe that the power to amend our charter from time to time to increase the aggregate number of authorized shares of stock or the number of authorized shares of stock of any class or series and to classify or reclassify unissued shares of common or preferred stock, without stockholder approval, provides us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs that might arise.

The provisions of our bylaws discussed above under the captions “—Meetings and Special Voting Requirements” and “—Advance Notice of Director Nomination and New Business” require stockholders seeking to call a special meeting, nominate an individual for election as a director or propose other business at an annual meeting to comply with certain notice and information requirements. We believe that these provisions will help to assure the continuity and stability of our business strategies and policies as determined by our Board and promote good corporate governance by providing us with clear procedures for calling special meetings, information about a stockholder proponent’s interest in us and adequate time to consider stockholder nominees and other business proposals. However, these provisions, alone or in combination, could make it more difficult for our stockholders to remove incumbent directors or elect their own nominees to our Board and could delay, defer or prevent a change in control, including a proxy contest or tender offer that might involve a premium price for our common stockholders or otherwise be in the best interests of our stockholders.

Amendment of our Bylaws

Our bylaws provide that our Board has the exclusive power to adopt, alter, or repeal any provision of our bylaws and to make new bylaws.

Limitation of Liability and Indemnification

Maryland law permits a Maryland corporation to include in its charter a provision eliminating the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (1) actual receipt of an improper benefit or profit in money, property or services or (2) active and deliberate dishonesty established by a final judgment as being material to the cause of action. Our charter contains a provision that eliminates the liability of our directors and officers to the maximum extent permitted by Maryland law.

The MGCL requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity against reasonable expenses actually incurred in connection with such proceeding. The MGCL permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless the following can be established:

•	an act or omission of the director or officer was material to the matter giving rise to the proceeding, and was committed in bad faith or was the result of active and deliberate dishonesty;

•	the director or officer received an improper personal benefit in money, property or services; or

•	with respect to any criminal proceeding, the director or officer had reasonable cause to believe his or her act or omission was unlawful.

Under the MGCL, a court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received. However, indemnification for an adverse judgment in a suit by the corporation or in its right, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses. The MGCL also permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

Our charter requires us, to the maximum extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to any present or former director or officer of us or any of our subsidiaries who is made or threatened to be made a party to, or witness in, the proceeding by reason of his or her service in that capacity or any individual who, while a director or officer of us or any of our subsidiaries and at our request or at the request of any of our subsidiaries, serves or has served another corporation, real estate investment trust, partnership, joint venture, limited liability company, trust, employee benefit plan or other enterprise as a director, officer, partner, manager, member or trustee and who is made or threatened to be made a party to, or witness in, the proceeding by reason of his or her service in that capacity.

We have also entered into indemnification agreements with each of our directors and officers that provide for indemnification to the maximum extent permitted by Maryland law.

We have purchased and intend to maintain insurance on behalf of all of our directors and executive officers against liability asserted against or incurred by them in their official capacities, whether or not we are required or have the power to indemnify them against the same liability.

Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

SHARES ELIGIBLE FOR FUTURE SALE

General

Trading of shares of our common stock on the NYSE is expected to commence following the pricing of this offering. We cannot predict the effect, if any, that sales of shares of our common stock or the availability of shares of our common stock for sale will have on the prevailing market price of shares of our common stock. Sales of substantial amounts of shares of our common stock in the public market, or the perception that such sales could occur, could adversely affect the prevailing market price of shares of our common stock. See “Risk Factors—Risks Related to this Offering.”

As of January 19, 2024, we had 19,552,425 shares of Class T common stock, 46,673,320 shares of Class I common stock, and no shares of unclassified common stock outstanding. Upon completion of this offering, we will have outstanding an aggregate of 56,972,222 shares of our common stock (65,372,222 shares if the underwriters’ overallotment option is exercised in full), including 972,222 Listing Equity Awards, and excluding 66,225,745 shares of our common stock issuable upon conversion of our Class T common stock and our Class I common stock six months after the listing of our common stock in this offering and 3,501,976 shares of our common stock issuable upon conversion of our OP units. OP unitholders have the right to require the Operating Partnership to redeem part or all of their OP units for cash or, at our election, shares of our common stock on a one-for-one basis, subject to certain adjustments.

All of the 56,000,000 shares of our common stock to be offered by this prospectus (64,400,000 shares if the underwriters’ overallotment option is exercised in full) will be freely tradable unless held by our affiliates without restriction or further registration under the Securities Act, subject to the restrictions on ownership and transfer set forth in our charter, and except for the shares of our common stock held by any of our “affiliates,” as that term is defined in Rule 144 under the Securities Act.

Prior to conversion into shares of our common stock, all of our outstanding Class T common stock and Class I common stock will be freely tradable unless held by our affiliates, without restriction or further registration under the Securities Act, subject to the restrictions on ownership and transfer set forth in our charter, except for the shares of our Class T common stock and Class I common stock that are subject to the lock-up agreements described below. However, our Class T common stock and Class I common stock are not listed on a national stock exchange and we do not intend to list our Class T common stock or Class I common stock in connection with this offering or any listing with a substantially concurrent registered public offering we were to undertake. Additionally, we do not expect a market to develop for shares of our Class T common stock and Class I common stock. Our charter provides that upon the listing of our common stock offered by this prospectus on the NYSE (or such later date not exceeding 12 months from the date of listing as may be approved by our Board), each share of our Class T common stock and Class I common stock will automatically, and without any stockholder action, convert into one share of our listed common stock. Our Board has approved the 180th day after the date of the listing of our common stock offered by this prospectus on the NYSE as the date on which our Class T common stock and Class I common stock will automatically convert into our listed common stock.

For a description of certain restrictions on ownership and transfer of shares of our common stock, see “Description of Capital Stock—Restrictions on Ownership and Transfer.”

Rule 144

Rule 144(b)(1) provides a safe harbor pursuant to which certain persons may sell shares of our stock that constitute restricted securities without registration under the Securities Act. “Restricted securities” include, among other things, securities acquired directly or indirectly from us, or from one of our affiliates, in a transaction or chain of transactions not involving any public offering. In general, the conditions that must be met for a person to sell shares of our stock pursuant to Rule 144(b)(1) are as follows: (1) the person selling the shares must not be an affiliate of ours at the time of the sale, and must not have been an affiliate of ours during the preceding three months; and (2) either (a) at least one year must have elapsed since the date of acquisition of the restricted securities from us or any of our affiliates, or (b) if we satisfy the current public information requirements set forth in Rule 144, at least six months must have elapsed since the date of acquisition of the restricted securities from us or any of our affiliates.

Rule 144(b)(2) provides a safe harbor pursuant to which persons who are affiliates of ours may sell shares of our stock, whether restricted securities or not, without registration under the Securities Act if certain conditions are met. In general, the conditions that must be met for a person who is an affiliate of ours (or has been within three months prior to the date of sale) to sell shares of our stock pursuant to Rule 144(b)(2) are as follows: (1) at least six months must have elapsed since the date of acquisition of the shares of stock from us or any of our affiliates; (2) the seller must comply with volume limitations, manner of sale restrictions and notice requirements; and (3) we must satisfy the current public information requirements set forth in Rule 144. In order to comply with the volume limitations, a seller may not sell, in any three-month period, more than the following number of shares:

•	1.0% of the shares of the class outstanding as shown by the most recent report or statement published by us;

•

the average weekly reported volume of trading in such securities on all national securities exchanges and/or reported through the automated quotation system of a registered securities association during the four calendar weeks preceding the filing of the notice required to be filed by the seller under Rule 144 or, if no such notice is required, the date of receipt of the order to execute the transaction by the broker or the date of execution of the transaction directly with a market maker; or

•

the average weekly volume of trading in such securities reported pursuant to an effective transaction report plan or an effective national market system plan, as defined in Regulation NMS under the Exchange Act, during the four-week period described in the preceding bullet.

For information regarding the shares of our common stock held by our directors and executive officers, see “Principal Stockholders.”

Our Incentive Plan

Pursuant to our incentive plan our Board (with respect to options and restricted shares of our common stock granted to independent directors), or the Compensation Committee (with respect to any other award), may make grants of options, restricted shares of our common stock, stock purchase rights, stock appreciation rights, or other awards to our independent directors, officers, employees and consultants. The maximum number of shares of our common stock that may be issued pursuant to our incentive plan is 4,000,000 shares. In addition, we intend to issue an aggregate of 972,222 shares of restricted common stock in connection with the Listing Equity Awards to our directors, executive officers and employees under our incentive plan and upon completion of this offering.

We intend to file with the SEC a Registration Statement on Form S-8 covering the shares of our common stock issuable under our incentive plan. Shares of our common stock covered by this registration statement, including any shares of our common stock issuable upon the exercise of options or shares of restricted common stock, will be eligible for transfer or resale without restriction under the Securities Act unless held by our affiliates.

Lock-up Agreements

We, our directors and executive officers, and OP unitholders have agreed that, without the prior written consent of the representatives on behalf of the underwriters, during the period ending 180 days after the date of listing of our common stock for trading on a national securities exchange (the “restricted period”), we and they will not, and will not publicly disclose an intention to, directly or indirectly, among others, subject to certain exceptions, and as applicable:

(1)

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, any shares of common stock or OP units beneficially owned (as such term is used in Rule 13d-3 of the Exchange Act) or any securities convertible into or exercisable or exchangeable for shares of common stock (including, for the avoidance of doubt, shares of Class T common stock and shares of Class I common stock) or OP units (collectively, the “Lock-up Securities”);

(2)

enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Lock-up Securities; whether any such swap or transaction is to be settled by delivery of shares of common stock, OP units or other securities, in cash or otherwise;

(3)	during the restricted period, exercise any right with respect to the registration of any of the Lock-up Securities; or

(4)	file, cause to be filed or cause to be confidentially submitted any registration statement relating to the offering of any of the Lock-up Securities.

The lock-up applies to Lock-up Securities owned now or acquired later by the person executing the lock-up agreement or for which the person executing the lock-up agreement later acquires the power of disposition.

See “Underwriting.”

Option to Acquire Minority Joint Venture Partner’s Membership Interest in Trilogy Holdings

If we exercise our option under the Trilogy Holdings Option Agreement to purchase NorthStar’s interest in Trilogy Holdings, we may consummate the purchase transaction entirely in cash or in a combination of at least the Minimum Cash Consideration and newly issued shares of our Convertible Preferred Stock. The number of shares of our Convertible Preferred Stock issued, if any, would depend on the amount of cash consideration that we pay in connection with the exercise of our purchase option. If, for example, we elect to pay for the purchase using only the Minimum Cash Consideration, we would pay for the remaining portion of the purchase price consideration by issuing NorthStar 9,360,000 shares of our Convertible Preferred Stock, which is the highest number of shares issuable in connection with our exercise of our purchase option.

Holders of shares of our Convertible Preferred Stock (if we issue any such shares) may convert such shares into shares of our common stock on or after July 1, 2026. See “Our Business and Properties—Recent Developments—Option to Acquire Minority Joint Venture Partner’s Membership Interest in Trilogy Holdings—Articles Supplementary for Our Convertible Preferred Stock—Conversion at the Option of the Holder.”

If we choose to issue shares of our Convertible Preferred Stock, the holders thereof will have registration and stock-exchange listing rights in respect of their shares of our Convertible Preferred Stock and registration rights in respect of the shares of common stock issuable upon conversion of their shares of our Convertible Preferred Stock. We cannot predict the effect, if any, that sales of such shares, or the perception that such sales could occur, could have on the prevailing market price of shares of our common stock.

Registration Rights Agreement

See “Our Business and Properties—Recent Developments—Option to Acquire Minority Joint Venture Partner’s Membership Interest in Trilogy Holdings—Registration Rights Agreements” and “Certain Relationships and Related Party Transactions—Registration Rights Agreements” for a detailed description of the registration rights granted, or that may be granted, to certain securityholders.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material U.S. federal income tax considerations related to (1) the qualification and taxation of American Healthcare REIT, Inc as a REIT and (2) an investment in the common stock of American Healthcare REIT, Inc. For purposes of this section under the heading “Material U.S. Federal Income Tax Considerations,” references to “American Healthcare,” “we,” “our,” and “us” mean only American Healthcare REIT, Inc. and not its subsidiaries or other lower-tier entities, except as otherwise indicated. This summary is based upon the Code, the regulations promulgated by the U.S. Treasury Department (“Treasury Regulations”) rulings, and other administrative pronouncements issued by the IRS, and judicial decisions, all as currently in effect, and all of which are subject to differing interpretations or to change, possibly with retroactive effect. We have not sought and will not seek an advance ruling from the IRS regarding any matter discussed in this prospectus and the statements in this prospectus are not binding on the IRS or any court. Thus, no assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. In addition, this summary does not discuss how the scheduled expiration of certain provisions of the TCJA may affect us or our stockholders. The summary is also based upon the assumption that we will operate American Healthcare REIT, Inc. and its subsidiaries and affiliated entities in accordance with their applicable organizational documents or operating agreements. In addition, this summary does not discuss pending proposals to increase U.S. federal income tax rates on both ordinary income and long-term capital gains. This summary is for general information only and does not constitute tax advice. It does not purport to discuss all aspects of U.S. federal income taxation that may be important to a particular investor in light of its investment or tax circumstances, or to investors subject to special tax rules, such as:

•	financial institutions;

•	insurance companies;

•	subchapter S corporations;

•	U.S. expatriates;

•	broker-dealers;

•	persons who mark-to-market our common stock;

•	regulated investment companies;

•	REITs;

•	partnerships and trusts;

•	persons who hold our stock on behalf of other persons as nominees;

•	persons who receive our stock through the exercise of employee stock option or otherwise as compensation;

•	persons subject to the alternative minimum tax provisions of the Code;

•	persons holding their interest in us through a partnership or similar pass-through entity;

•	persons holding a 10.0% or more (by vote or value) beneficial interest in American Healthcare REIT, Inc.

•	persons holding our stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security,” or other integrated investment;

•	stockholders subject to special tax accounting rules as a result of their use of “applicable financial statements” (within the meaning of Section 451(b)(3) of the Code); and

•	except to the extent discussed below, tax-exempt organizations and foreign investors.

This summary assumes that investors will hold their common stock as a capital asset within the meaning of Section 1221 of the Code, which generally means property held for investment. In addition, this summary does not address state, local, and foreign tax considerations, or taxes other than U.S. federal income taxes (except where specifically noted).

The U.S. federal income tax treatment of holders of our common stock depends in some instances on determinations of fact and interpretations of complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. In addition, the tax consequences to any particular stockholder of holding our common stock will depend on the stockholder’s particular tax circumstances. You should consult your tax advisor regarding the federal, state, local, and foreign income and other tax consequences to you in light of your particular investment or tax circumstances of acquiring, holding, exchanging, or otherwise disposing of our common stock.

Taxation of Our Company

General

We were formed as a Maryland corporation in January 2015 and have elected to be taxed as a REIT for U.S. federal income tax purposes commencing with our taxable year ended December 31, 2016. We believe that commencing with our taxable year ended December 31, 2016, we have been organized and operated, and we intend to continue to operate, in conformity with the requirements for qualification and taxation as a REIT under the Code. However, qualification and taxation as a REIT depend upon our ability to meet the various qualification tests imposed under the Code, including through actual annual operating results, asset composition, distribution levels, and diversity of stock ownership. Accordingly, no assurance can be given that we have been organized and have operated, or will continue to be organized and operate, in a manner so as to qualify or remain qualified as a REIT. See “—Failure to Qualify.”

Sidley Austin LLP has acted as our tax counsel in connection with this offering of our common stock and our federal income tax status as a REIT. Sidley Austin LLP has rendered an opinion to us to the effect that commencing with our taxable year ended December 31, 2016, we have been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and our current and proposed method of operation will enable us to continue to meet the requirements for qualification and taxation as a REIT under the Code. It must be emphasized that this opinion will be based on various assumptions and representations as to factual matters, including representations made by us in a factual certificate provided by one or more of our officers. In addition, this opinion will be based upon our factual representations set forth in this prospectus. Moreover, our qualification and taxation as a REIT depend upon our ability to meet the various qualification tests imposed under the Code, which are discussed below, including through actual annual operating results, asset composition, distribution levels, and diversity of stock ownership, the results of which have not been and will not be reviewed by Sidley Austin LLP. Accordingly, no assurance can be given that our actual results of operations for any particular taxable year will satisfy those requirements. Further, the anticipated U.S. federal income tax treatment described in this discussion may be changed, perhaps retroactively, by legislative, administrative, or judicial action at any time. Sidley Austin LLP has no obligation to update its opinion subsequent to the date of such opinion. Sidley Austin LLP will have no obligation to advise us or the holders of our stock of any subsequent change in the matters addressed in its opinion, the factual representations or assumptions on which the conclusions in the opinion are based, or of any subsequent change in applicable law.

Provided we qualify for taxation as a REIT, we generally will not be required to pay U.S. federal corporate income taxes on our REIT taxable income that is currently distributed to our stockholders. This treatment substantially eliminates the “double taxation” that ordinarily results from investment in a C corporation. A C corporation is a corporation that generally is required to pay tax at the corporate level. Double taxation means taxation once at the corporate level when income is earned and once again at the stockholder level when the income is distributed. We will, however, be required to pay U.S. federal income tax as follows:

•	We will be required to pay tax at the corporate rate on any undistributed REIT taxable income, including undistributed net capital gains.

•

If we have (1) net income from the sale or other disposition of “foreclosure property” held primarily for sale to customers in the ordinary course of business or (2) other nonqualifying income from foreclosure property, we will be required to pay tax at the corporate rate on this income. To the extent that income from foreclosure property is otherwise qualifying income for purposes of the 75.0% gross income test, this tax is not applicable. Subject to certain other requirements, foreclosure property generally is defined as property we acquired through foreclosure or after a default on a loan secured by the property or a lease of the property.

•

We will be required to pay a 100% tax on any net income from prohibited transactions. Prohibited transactions are, in general, sales or other taxable dispositions of property, other than foreclosure property, held as inventory or primarily for sale to customers in the ordinary course of business.

•

If we fail to satisfy the 75.0% gross income test or the 95.0% gross income test, as described below, but have otherwise maintained our qualification as a REIT because certain other requirements are met, we will be required to pay a tax equal to (1) the greater of (a) the amount by which we fail to satisfy the 75.0% gross income test and (b) the amount by which we fail to satisfy the 95.0% gross income test, multiplied by (2) a fraction intended to reflect our profitability.

•

If we fail to satisfy any of the asset tests (other than a de minimis failure of the 5.0% or 10.0% asset test), as described below, due to reasonable cause and not due to willful neglect, and we nonetheless maintain our REIT qualification because of specified cure provisions, we will be required to pay a tax equal to the greater of $50,000 or the corporate tax rate multiplied by the net income generated by the nonqualifying assets that caused us to fail such test.

•

If we fail to satisfy any provision of the Code that would result in our failure to qualify as a REIT (other than a violation of the gross income tests or certain violations of the asset tests, as described below) and the violation is due to reasonable cause and not due to willful neglect, we may retain our REIT qualification but we will be required to pay a penalty of $50,000 for each such failure.

•

We will be required to pay a 4.0% excise tax to the extent we fail to distribute during each calendar year at least the sum of (1) 85.0% of our ordinary income for the year, (2) 95.0% of our capital gain net income for the year, and (3) any undistributed taxable income from prior periods.

•

If we acquire any asset from a corporation that is or has been a C corporation in a transaction in which the adjusted tax basis of the asset in our hands is determined by reference to the adjusted tax basis of the asset in the hands of the transferor corporation and our initial tax basis in the asset is less than the fair market value of the asset on the date on which we acquired the asset, and we subsequently recognize gain on the disposition of the asset during the five-year period beginning on the date on which we acquired the asset, then we will be required to pay tax at the corporate tax rate on this gain to the extent of the excess of (1) the fair market value of the asset over (2) our adjusted tax basis in the asset, in each case determined as of the date on which we acquired the asset. The results described in this paragraph with respect to the recognition of gain assume that the C corporation will refrain from making an election to receive different treatment under applicable Treasury Regulations on its tax return for the year in which we acquire the asset from the C corporation. Under applicable Treasury Regulations, any gain from the sale of real property we acquired in an exchange under Section 1031 (a like-kind exchange) or Section 1033 (an involuntary conversion) of the Code generally is excluded from the application of this built-in gains tax. See “—Built-In Gains Tax.”

•

Our subsidiaries that are C corporations, including our TRSs generally will be required to pay U.S. federal corporate income tax on their earnings (including potentially a 15% alternative minimum tax on the adjusted financial statement income (“AFSI”) of C corporations, including TRSs, whose three-year average AFSI exceeds $1 billion).

•

We will be required to pay a 100% tax on any “redetermined rents,” “redetermined deductions,” “excess interest,” or “redetermined TRS service income.” See “—Income Tests” and “—Penalty Tax.” In general, redetermined rents are rents from real property that are overstated as a result of services furnished to any of our tenants by a TRS of ours. Redetermined deductions and excess interest generally represent amounts that are deducted by a TRS of ours for amounts paid to us that are in excess of the amounts that would have been deducted based on arm’s length negotiations. Redetermined TRS service income generally represents income of a TRS that is understated as a result of services provided to us or on our behalf.

•

We may elect to retain and pay income tax on our net capital gain. In that case, a stockholder would include its proportionate share of our undistributed net capital gain (to the extent we make a timely designation of such gain to the stockholder) in its income, would be deemed to have paid the tax that we paid on such gain, and would be allowed a credit for its proportionate share of the tax deemed to have been paid, and an adjustment would be made to increase the basis of the stockholder in our common stock.

•

We may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet record-keeping requirements intended to monitor its compliance with rules relating to the composition of our stockholders, as described below under “—Requirements for Qualification as a REIT.”

Requirements for Qualification as a REIT

The Code defines a REIT as a corporation, trust, or association:

•	that is managed by one or more trustees or directors;

•	that issues transferable shares or transferable certificates to evidence its beneficial ownership;

•	that would be taxable as a domestic corporation, but for the special provisions under the Code and Treasury Regulations applicable to REITs;

•	that is neither a financial institution nor an insurance company within the meaning of the Code;

•	that is beneficially owned by 100 or more persons;

•

not more than 50.0% in value of the outstanding stock of which is owned, actually or constructively, by five or fewer individuals, including certain specified entities, during the last half of each taxable year;

•	that uses the calendar year for U.S. federal income tax purposes;

•	that makes an election to be taxed as a REIT, or has made such an election for a previous taxable year which has not been revoked or terminated; and

•	that meets other tests, described below, regarding the nature of its income and assets and the amount of its distributions.

The Code provides that the first through fourth conditions above, inclusive, must be met during the entire taxable year and that the fifth condition must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. The fifth and sixth conditions do not apply until after the first taxable year for which an election is made to be taxed as a REIT. For purposes of the sixth condition, the term “individual” includes a supplemental unemployment compensation benefit plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes, but generally does not include a qualified pension plan or profit sharing trust. For purposes of the seventh condition, we use a calendar taxable year, and we thereby satisfy this requirement.

We believe that we have been organized, have operated, and have issued sufficient shares of stock with sufficient diversity of ownership to allow us to satisfy the conditions listed above, during the relevant time periods. In addition, our charter provides for restrictions regarding ownership and transfer of our shares which are intended to assist us in continuing to satisfy the share ownership requirements described in the fifth and sixth bullet points above. A description of the share ownership and transfer restrictions relating to our common stock is contained in the discussion in this prospectus under the heading “Description of Our Capital Stock—Restrictions on Ownership and Transfer.” These restrictions, however, do not ensure that we have previously satisfied, and may not ensure that we will, in all cases, be able to continue to satisfy, the share ownership requirements described in the fifth and sixth bullet points listed above. If we fail to satisfy these share ownership requirements, except as provided in the next sentence, our status as a REIT will terminate. If, however, we comply with the rules contained in applicable Treasury Regulations that require us to ascertain the actual ownership of our shares and we do not know, or would not have known through the exercise of reasonable diligence, that we failed to meet the requirement described in the sixth bullet point above, we will be treated as having met this requirement. See “—Failure to Qualify.”

Ownership of Interests in Partnerships and Limited Liability Companies

In the case of a REIT that is a partner in a partnership or a member in a limited liability company treated as a partnership for U.S. federal income tax purposes, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership or limited liability company, as the case may be, based on its interest in partnership capital, subject to special rules relating to the 10.0% asset test described below. Also, the REIT will be deemed to be entitled to its proportionate share of the income of that entity. The assets and gross income of the partnership or limited liability company retain the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income tests and the asset tests. Thus, our pro rata share of the assets and items of income of any partnership or limited liability company treated as a partnership or disregarded entity for U.S. federal income tax purposes, including such partnership’s or limited liability company’s share of these items of any partnership or limited liability company treated as a partnership or disregarded entity for U.S. federal income tax purposes in which it owns an interest, would be treated as our assets and items of income for purposes of applying the requirements described in this discussion, including the gross income and asset tests described below. A brief summary of the rules governing the U.S. federal income taxation of partnerships and limited liability companies is set forth below in “—Tax Aspects of the Operating Partnership, the Subsidiary Partnerships, and the Limited Liability Companies.”

We generally will have control of the Operating Partnership and the subsidiary partnerships and limited liability companies and intend to operate them in a manner consistent with the requirements for our qualification as a REIT. If we become a limited partner or non-managing member in any partnership or limited liability company and such entity takes or expects to take actions that could jeopardize our status as a REIT or require us to pay tax, we may be forced to dispose of our interest in such entity. In addition, it is possible that a partnership or limited liability company could take an action which could cause us to fail a gross income or asset test, and that we would not become aware of such action in time to dispose of our interest in the partnership or limited liability company or take other corrective action on a timely basis. In that case, we could fail to qualify as a REIT unless we were entitled to relief, as described below.

Ownership of Interests in TRSs

We, through the Operating Partnership, own interests in companies that have elected, together with us, to be treated as our TRSs, and we may acquire securities in additional TRSs in the future. A TRS is a corporation (or other entity treated as a corporation for U.S. federal income tax purposes), other than a REIT, in which a REIT directly or indirectly holds stock, and that has made a joint election with such REIT to be treated as TRS. If a TRS owns more than 35.0% of the total voting power or value of the outstanding securities of another corporation (or other entity treated as a corporation for U.S. federal income tax purposes), such other corporation will also be treated as a TRS. Other than some activities relating to lodging and healthcare facilities, a TRS may generally engage in any business, including the provision of customary or non-customary services to tenants of its parent REIT. A TRS is subject to U.S. federal income tax as a regular C corporation. A REIT’s ownership of securities of a TRS is not subject to the 5.0% or 10.0% asset test described below. See “—Asset Tests.” The aggregate value of all securities of any TRS held by us may not exceed 20.0% (25.0% for tax years before 2018) of the value of our total assets.

Taxpayers are subject to a limitation on their ability to deduct net business interest generally equal to 30.0% of adjusted taxable income, subject to certain exceptions. See “—Annual Distribution Requirements.” While not certain, this provision may limit the ability of our TRS to deduct interest, which could increase its taxable income.

Ownership of Interests in Subsidiary REITs

We, through the Operating Partnership, own and may acquire direct or indirect interests in one or more entities that have elected or will elect to be taxed as REITs under the Code (each, a “Subsidiary REIT”). A Subsidiary REIT, such as Trilogy REIT, is subject to the various REIT qualification requirements and other limitations described herein that are applicable to us. Investments in Subsidiary REITs may pose additional challenges, such as smaller income and asset bases against which to absorb nonqualifying income and assets and, in the case of Subsidiary REITs acquired by purchase, reliance on the seller’s compliance with the REIT requirements for periods prior to acquisition. If a Subsidiary REIT were to fail to qualify as a REIT, then (1) that Subsidiary REIT would become subject to U.S. federal income tax and (2) the Subsidiary REIT’s failure to qualify could have an adverse effect on our ability to comply with the REIT income and asset tests, and thus could impair our ability to qualify as a REIT unless we could avail ourselves of certain relief provisions.

Income Tests

We must satisfy two gross income requirements annually to maintain our qualification as a REIT. First, in each taxable year we must derive directly or indirectly at least 75.0% of our gross income (excluding gross income from prohibited transactions, certain hedging transactions, and certain foreign currency gains) from investments relating to real property or mortgages on real property or on interests in real property, including “rents from real property,” dividends from other REITs, interest on obligations adequately secured by mortgages on real property, and certain types of temporary investments. Second, in each taxable year we must derive at least 95.0% of our gross income (excluding gross income from prohibited transactions, certain hedging transactions, and certain foreign currency gains) from the real property investments described above or dividends, interest, and gain from the sale or disposition of stock or securities, or from any combination of the foregoing. For these purposes, the term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of all or some of the amount depends in any way on the income or profits of any person.

However, an amount received or accrued generally will not be excluded from the term “interest” solely by reason of being based on a fixed percentage or percentages of receipts or sales.

Rents we receive from a tenant will qualify as “rents from real property” for the purpose of satisfying the gross income requirements for a REIT described above only if all of the following conditions are met:

•

The amount of rent is not based in whole or in part on the income or profits of any person. However, an amount we receive or accrue generally will not be excluded from the term “rents from real property” solely because it is based on a fixed percentage or percentages of receipts or sales;

•

Neither we nor an actual or constructive owner of 10.0% or more of our capital stock actually or constructively owns 10.0% or more of the interests in the assets or net profits of a non-corporate tenant, or, if the tenant is a corporation, 10.0% or more of the total combined voting power of all classes of stock entitled to vote or 10.0% or more of the total value of all classes of stock of the tenant. Rents we receive from such a tenant that is a TRS of ours, however, will not be excluded from the definition of “rents from real property” as a result of this condition if at least 90.0% of the space at the property to which the rents relate is leased to third parties, and the rents paid by the TRS are substantially comparable to rents paid by our other tenants for comparable space. Whether rents paid by a TRS are substantially comparable to rents paid by other tenants is determined at the time the lease with the TRS is entered into, extended and modified, if such modification increases the rents due under such lease. Notwithstanding the foregoing, however, if a lease with a “controlled TRS” is modified and such modification results in an increase in the rents payable by such TRS, any such increase will not qualify as “rents from real property.” For purposes of this rule, a “controlled TRS” is a TRS in which the parent REIT owns stock possessing more than 50.0% of the voting power or more than 50.0% of the total value of the outstanding stock of such TRS;

•

Rent attributable to personal property, leased in connection with a lease of real property, is not greater than 15.0% of the total rent received under the lease. If this condition is not met, then the portion of the rent attributable to personal property will not qualify as “rents from real property.” To the extent that rent attributable to personal property, leased in connection with a lease of real property, exceeds 15.0% of the total rent received under the lease, we may transfer a portion of such personal property to a TRS; and

•

We generally may not operate or manage the property or furnish or render services to our tenants, subject to a 1.0% de minimis exception (for purposes of such exception, the gross income received from such non-customary services is deemed to be at least 150.0% of the direct cost of providing the services) and except as provided below. We are permitted, however, to perform directly certain services that are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not otherwise considered “rendered to the occupant” of the property. Examples of these permitted services include the provision of light, heat, or other utilities, trash removal, and general maintenance of common areas. In addition, we are permitted to employ an independent contractor from whom we derive no revenue to provide customary services to our tenants, or a TRS (which may be wholly or partially owned by us) to provide both customary and non-customary services to our tenants, without causing the rent we receive from those tenants to fail to qualify as “rents from real property.” Any amounts we receive from a TRS with respect to the TRS’s provision of non-customary services will, however, be nonqualifying income under the 75.0% gross income test and, except to the extent received through the payment of dividends, the 95.0% gross income test.

Predominantly all of our integrated senior health campuses, and all of our SHOP are operated using a RIDEA structure. Under a RIDEA structure, we lease certain integrated senior health campuses and all our

SHOP to one or more TRSs, and the applicable TRS, in turn, engages an independent third party in the business of operating integrated senior health campuses or SHOP, as applicable, to manage those integrated senior health campuses or SHOP. Under this structure, we receive rents from the TRS and the TRS receives revenues from the operation of the integrated senior health campuses or the SHOP, as applicable, net of expenses (including intercompany rent payments and corporate income taxes) for the operation of the campuses or facilities, as applicable, and the fees payable to the third-party operator. In order for the rent payable under each of these leases to constitute “rents from real property,” each lease must be respected as a true lease for U.S. federal income tax purposes and must not be treated as a service contract, joint venture, or some other type of arrangement. We believe that each such lease is a true lease for U.S. federal income tax purposes. However, this determination is inherently a question of fact, and we cannot assure you that the IRS will not successfully assert a contrary position. If any lease is not respected as a true lease, part or all of the payments that we receive as rent from our TRS with respect to such lease may not be considered rent or may not otherwise satisfy the various requirements for qualification as “rents from real property.” In that case, we may not be able to satisfy either the 75.0% or 95.0% gross income test and, as a result, could fail to qualify as a REIT.

Also, our TRSs may not operate or manage a health care property (such as an integrated senior health campus or SHOP) or provide rights to any brand name under which any health care property is operated. However, rents we receive from a lease of a health care property to our TRS will constitute “rents from real property” if the following conditions are satisfied:

•

First, the health care property must be a “qualified health care property.” A qualified health care property is any real property (including interests therein), and any personal property incident to such real property, which is (or is necessary or incidental to the use of) a hospital, nursing facility, assisted living facility, congregate care facility, qualified continuing care facility, or other licensed facility which extends medical or nursing or ancillary services to patients and which is operated by a provider of such services which is eligible for participation in Medicare with respect to such facility; and

•

Second, the health care property must be managed by an EIK. An EIK is an independent contractor that, at the time the management contract is entered into, is actively engaged in the trade or business of operating qualified health care properties for any person not related to us or any of our TRSs. For this purpose, an independent contractor means any person (1) that does not own (taking into account relevant attribution rules) more than 35.0% of our capital stock, and (2) with respect to which no person or group owning directly or indirectly (taking into account relevant attribution rules) 35.0% or more of our capital stock owns 35.0% or more directly or indirectly (taking into account relevant attribution rules) of the ownership interest.

We believe each integrated senior health campus and SHOP that we lease to a TRS is a qualified health care property, and each property manager engaged by our TRSs to manage each property is an EIK. Furthermore, while we will monitor the activities of the EIKs to maximize the value of our health care property investments, neither we nor our TRS lessees will directly or indirectly operate or manage our health care properties. Thus, we believe that the rents we derive from our TRSs with respect to the leases of our health care properties will qualify as “rents from real property.”

We generally do not intend, and as the sole owner of the general partner of the Operating Partnership, do not intend to permit the Operating Partnership, to take actions we believe will cause us to fail to satisfy the rental conditions described above. However, we may intentionally fail to satisfy some of these conditions to the extent we determine, based on the advice of our tax counsel, that the failure will not jeopardize our tax status as a REIT. In addition, with respect to the limitation on the rental of personal property, we have not appraised the relative values of the real property and personal property leased to tenants. Accordingly, there can be no assurance that the IRS will not disagree with our determinations of value of such property.

Hedging

From time to time, we may enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase these items, and futures and forward contracts. Except to the extent provided by Treasury Regulations, any income from the following hedging transactions, including gain from the sale or disposition of such a transaction, that is clearly identified as such before the close of the day on which it was acquired, originated, or entered into, will not constitute gross income for purposes of the 75.0% or 95.0% gross income test:

•	a hedging transaction we enter into:

•

in the normal course of our business primarily to manage risk of interest rate or price changes or currency fluctuations with respect to borrowings made or to be made to acquire or carry real estate assets; or

•	primarily to manage risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75.0% or 95.0% income tests; and

•

new hedging transactions we enter into to hedge the income or loss from prior hedging transactions, where the property or indebtedness which was the subject of the prior hedging transaction was extinguished or disposed of.

To the extent that we do not properly identify such transactions as hedges or we enter into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of both of the 75% and 95% gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize our status as a REIT.

TRS Income

To the extent our TRSs make distributions, we generally will derive our allocable share of such distribution through our interest in the Operating Partnership. Such distributions will be classified as dividend income to the extent of the current and accumulated earnings and profits of the distributing corporation. Such distributions will generally constitute qualifying income for purposes of the 95.0% gross income test, but not for purposes of the 75.0% gross income test. We monitor the amount of the dividend and other income from our TRSs and will take actions intended to keep this income, and any other nonqualifying income, within the limitations of the gross income tests. Although we expect these actions will be sufficient to prevent a violation of the gross income tests, we cannot guarantee that such actions will in all cases prevent such a violation.

Failure to Satisfy Gross Income Tests

If we fail to satisfy one or both of the 75.0% or 95.0% gross income tests for any taxable year, we may nevertheless qualify as a REIT for the year if we are entitled to relief under certain provisions of the Code. We generally may make use of the relief provisions if:

•

following our identification of the failure to meet the 75.0% or 95.0% gross income tests for any taxable year, we file a schedule with the IRS setting forth each item of our gross income for purposes of the 75.0% or 95.0% gross income tests for such taxable year in accordance with Treasury Regulations to be issued; and

•	our failure to meet these tests was due to reasonable cause and not due to willful neglect.

It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. For example, if we fail to satisfy the gross income tests because nonqualifying income that we intentionally accrue or receive exceeds the limits on nonqualifying income, the IRS could conclude that our failure to satisfy the tests was not due to reasonable cause. If these relief provisions do not apply to a particular set of circumstances, we will not qualify as a REIT. As discussed above in “—Taxation of Our Company—General,” even if these relief provisions apply, and we retain our status as a REIT, a tax would be imposed with respect to our nonqualifying income. We may not always be able to comply with the gross income tests for REIT qualification despite periodic monitoring of our income.

Prohibited Transaction Income

Any gain that we realize on the sale of property (other than foreclosure property) held as inventory or otherwise held primarily for sale to customers in the ordinary course of business, including our share of any such gain realized by the Operating Partnership, either directly or through its subsidiary partnerships and limited liability companies, will be treated as income from a prohibited transaction that is subject to a 100% penalty tax, unless certain safe harbor exceptions apply. This prohibited transaction income may also adversely affect our ability to satisfy the gross income tests for qualification as a REIT. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances surrounding the particular transaction. As the sole owner of the general partner of the Operating Partnership, we intend to cause the Operating Partnership to hold its properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing, and owning its properties and to make occasional sales of the properties as are consistent with our investment objectives. We do not intend, and do not intend to permit the Operating Partnership or its subsidiary partnerships or limited liability companies, to enter into any sales that are prohibited transactions. However, the IRS may successfully contend that some or all of the sales made by the Operating Partnership or its subsidiary partnerships or limited liability companies are prohibited transactions. We would be required to pay the 100% penalty tax on our allocable share of the gains resulting from any such sales. The 100% penalty tax will not apply to gains from the sale of assets that are held through a TRS, but such income will be subject to tax at regular U.S. federal corporate income tax rates.

Penalty Tax

Any redetermined rents, redetermined deductions, excess interest, or redetermined TRS service income we generate will be subject to a 100% penalty tax. In general, redetermined rents are rents from real property that are overstated as a result of any services furnished to any of our tenants by a TRS of ours, redetermined deductions and excess interest represent any amounts that are deducted by a TRS of ours for amounts paid to us that are in excess of the amounts that would have been deducted based on arm’s length negotiations, and redetermined TRS service income is income of a TRS that is understated as a result of services provided to us or on our behalf. Rents we receive will not constitute redetermined rents if they qualify for certain safe harbor provisions contained in the Code.

We do not believe we have been, and do not expect to be, subject to this penalty tax, although any rental or service arrangements we enter into from time to time may not satisfy the safe-harbor provisions described above. We intend to set any fees paid to a TRS for such services, and any rent payable to us by a TRS, at arm’s length rates, although the amounts paid may not satisfy the safe-harbor provisions described above. These determinations are inherently factual, and the IRS has broad discretion to assert that amounts paid between related parties should be reallocated to clearly reflect their respective incomes. If the IRS successfully made such an assertion, we would be required to pay a 100% penalty tax on the excess of an arm’s length fee for tenant services over the amount actually paid, or on the excess rents paid to us.

Asset Tests

At the close of each calendar quarter of our taxable year, we must also satisfy certain tests relating to the nature and diversification of our assets:

•

At least 75.0% of the value of our total assets must be represented by real estate assets, cash, cash items, and U.S. government securities. For this purpose, “real estate assets” include interests in real property, such as land, buildings, leasehold interests in real property, stock (or transferable certificates of beneficial interest) in other REITs, debt instruments of publicly offered REITs, any stock or debt instrument attributable to the investment of the proceeds of a stock offering or a public offering of debt with a term of at least five years, but only for the one-year period beginning on the date we receive such proceeds, certain kinds of mortgage-backed securities, and mortgage loans as well as personal property leased in connection with a lease of real property for which the rent attributable to personal property does not exceed 15.0% of the total rent received under the lease. Assets that do not qualify for purposes of the 75.0% test are subject to the additional asset tests described below.

•	Not more than 25.0% of the value of our total assets may be represented by securities (including securities of TRSs), other than those securities includable in the 75.0% test.

•

The aggregate value of all securities of any TRSs held by us may not exceed 20.0% of the value (25.0% for tax years before 2018) of our total assets. As long as each of these companies qualifies as a TRS of ours, we will not be subject to the 5.0% asset test, the 10.0% voting securities limitation or the 10.0% value limitation with respect to our ownership of the securities of such companies. We believe that the aggregate value of any TRSs in which we may own an interest will not exceed 20.0% of the aggregate value of our gross assets. We generally do not obtain independent appraisals to support these conclusions. In addition, there can be no assurance that the IRS will not disagree with our determinations of value.

•	Not more than 25.0% of the value of our total assets may be represented by debt instruments of publicly offered REITs to the extent those debt instruments are not otherwise secured by real property.

•

Of the investments included in the 25.0% asset class, and except for certain investments in our TRSs, the value of any one issuer’s securities may not exceed 5.0% of the value of our total assets, and we may not own more than 10.0% of the total vote or value of the outstanding securities of any one issuer except for certain types of securities that are disregarded as securities solely for purposes of the 10.0% value test, including securities satisfying the “straight debt” safe-harbor, securities issued by a partnership that itself would satisfy the 75.0% income test if it were a REIT, any loan to an individual or an estate, any obligation to pay rents from real property and any security issued by a REIT. In addition, solely for purposes of the 10.0% value test, the determination of our interest in the assets of a partnership or limited liability company in which we own an interest will be based on our proportionate interest in any securities issued by the partnership or limited liability company, excluding for this purpose certain securities described in the Code.

The asset tests must be satisfied at the close of each calendar quarter of our taxable year in which we (directly or through any partnership or limited liability company) acquire securities in the applicable issuer, and also at the close of each calendar quarter in which we increase our ownership of securities of such issuer (including as a result of an increase in our interest in any partnership or limited liability company that owns such securities). For example, our indirect ownership, through the Operating Partnership, of securities of each issuer will increase as a result of our capital contributions to the Operating Partnership or as limited partners exercise any redemption/exchange rights. Also, after initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If we fail to satisfy an asset test because we acquire securities or other property during a quarter (including as a result of an increase in our interest in any partnership or limited liability company that owns such securities), we may cure this failure by disposing of sufficient nonqualifying assets within 30 days after the close of that quarter. We believe that we have maintained, and we intend to maintain, adequate records of the value of our assets to ensure compliance with the asset tests. If we fail to cure any noncompliance with the asset tests within the 30-day cure period, we would cease to qualify as a REIT unless we are eligible for certain relief provisions discussed below.

Certain relief provisions may be available to us if we discover a failure to satisfy the asset tests described above after the 30-day cure period. Under these provisions, we will be deemed to have met the 5.0% and 10.0% asset tests if the value of our nonqualifying assets:

•	does not exceed the lesser of:

•	1.0% of the total value of our assets at the end of the applicable quarter; or

•	$10,000,000; and

•

we dispose of the nonqualifying assets or otherwise satisfy such tests within (1) six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered or (2) the period of time prescribed by Treasury Regulations to be issued. For violations of any of the asset tests due to reasonable cause and not due to willful neglect and that are, in the case of the 5.0% and 10.0% asset tests, in excess of the de minimis exception described above, we may avoid disqualification as a REIT after the 30-day cure period by taking steps including:

•

the disposition of sufficient nonqualifying assets, or the taking of other actions, which allow us to meet the asset tests within (1) six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered or (2) the period of time prescribed by Treasury Regulations to be issued.

•	paying a tax equal to the greater of:

•	$50,000; and

•	the corporate income tax rate multiplied by the net income generated by the nonqualifying assets; and

•	disclosing certain information to the IRS.

Although we believe we have satisfied the asset tests described above and plan to take steps to ensure that we satisfy such tests for any quarter with respect to which retesting is to occur, there can be no assurance that we will always be successful, or will not require a reduction in our overall interest in an issuer (including in a TRS). If we fail to cure any noncompliance with the asset tests in a timely manner, and the relief provisions described above are not available, we would cease to qualify as a REIT.

Annual Distribution Requirements

To maintain our qualification as a REIT, we are required to distribute dividends, other than capital gain dividends, to our stockholders each year in an amount at least equal to the sum of:

•	90.0% of our “REIT taxable income”; and

•	90.0% of our after-tax net income, if any, from foreclosure property; minus

•	the excess of the sum of certain items of non-cash income over a specified percentage of our income.

For these purposes, our “REIT taxable income” is computed without regard to the dividends paid deduction and our net capital gain. In addition, for purposes of this test, non-cash income means income attributable to leveled stepped rents, original issue discount on purchase money debt, cancellation of indebtedness, or a like-kind exchange that is later determined to be taxable.

In addition, if we acquired any asset from a corporation which was or had been a C corporation in a transaction in which our initial tax basis in the asset was less than the fair market value of the asset on the acquisition date, and we dispose of the asset within the five-year period following such acquisition, our REIT taxable income will be reduced by any taxes we are required to pay on any gain we recognize from the disposition. See “—Built-In Gains Tax.”

Subject to the election discussed below, our deduction for net business interest expense will generally be limited to 30.0% of our taxable income, as adjusted for certain items of income, gain, deduction, or loss. Any business interest deduction that is disallowed due to this limitation may be carried forward to future taxable years, subject to special rules applicable to partnerships. If we or any of our subsidiary partnerships or Subsidiary REITs are subject to this interest expense limitation, our REIT taxable income for a taxable year may be increased. Taxpayers that conduct certain real estate businesses may elect to not have this interest expense limitation apply to them, provided that they use an alternative depreciation system to depreciate certain property. We anticipate that we or any of our subsidiary partnerships or Subsidiary REITs that are subject to this interest expense limitation will be eligible to make this election. If such election is made, although we or such subsidiary partnership or Subsidiary REIT, as applicable, would not be subject to the interest expense limitation described above, depreciation deductions may be reduced, and, as a result, our REIT taxable income for a taxable year may be increased. The Operating Partnership has made the election described in this paragraph.

We generally must pay, or be treated as paying, the distributions described above in the taxable year to which they relate. At our election, a distribution will be treated as paid in a taxable year if it is declared before we timely file our tax return for such year and paid on or before the first regular dividend payment after such declaration, provided such payment is made during the 12-month period following the close of such year. These distributions are treated as received by our stockholders in the year in which they are paid. This is so even though these distributions relate to the prior year for purposes of the 90.0% distribution requirement. In order to be taken into account for purposes of our distribution requirement, except as provided below, the amount distributed must not be preferential—i.e., every stockholder of the class of stock to which a distribution is made must be treated the same as every other stockholder of that class, and no class of stock may be treated other than according to its dividend rights as a class. This preferential dividend limitation will not apply to distributions made by us, provided we qualify as a “publicly offered REIT.” We believe that we are, and expect we will continue to be, a publicly offered REIT. However, Subsidiary REITs we may own from time to time may not be publicly offered REITs. To the extent that we do not distribute all of our net capital gain, or distribute at least 90.0%, but less than 100%, of our “REIT taxable income,” as adjusted, we will be required to pay tax on the undistributed amount at the corporate tax rate. In addition, we may elect to retain, rather than distribute, our net long-term capital gains and pay tax on such gains. In this case, we would elect to have our stockholders include their proportionate share of such undistributed long-term capital gains in their income and receive a corresponding credit for their proportionate share of the tax paid by us. Our stockholders would then increase their adjusted basis in our stock by the difference between the designated amounts included in their long-term capital gains and the tax deemed paid with respect to their proportionate shares. In order to satisfy the requirements for us to qualify and maintain our qualification as a REIT for U.S. federal income tax purposes and generally not be subject to U.S. federal income tax and excise tax (as described below), we intend to make distributions of at least 100% of our REIT taxable income to holders of our common stock in each taxable year. In this regard, the partnership agreement of the Operating Partnership will authorize us, as the sole owner of the general partner of the Operating Partnership, to take such steps as may be necessary to cause the Operating Partnership to distribute to its partners an amount sufficient to permit us to meet these distribution requirements and to minimize our corporate tax obligation.

We expect that our REIT taxable income will be less than our cash flow because of depreciation and other non-cash charges included in computing REIT taxable income. Accordingly, we anticipate that we generally will have sufficient cash or liquid assets to enable us to satisfy the distribution requirements described above. However, from time to time, we may not have sufficient cash or other liquid assets to meet these distribution requirements due to timing differences between the actual receipt of income and actual payment of deductible expenses, and the inclusion of income and deduction of expenses in determining our taxable income. In addition, we may decide to retain our cash, rather than distribute it, in order to repay debt or for other reasons. If these timing differences occur, we may borrow funds to pay dividends or pay dividends in the form of taxable stock dividends in order to meet the distribution requirements, while preserving our cash.

Under certain circumstances, we may be able to rectify an inadvertent failure to meet the 90.0% distribution requirement for a year by paying “deficiency dividends” to our stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends. However, we will be required to pay interest to the IRS based upon the amount of any deduction claimed for deficiency dividends. While the payment of a deficiency dividend will apply to a prior year for purposes of our REIT distribution requirements, it will be treated as an additional distribution to our stockholders in the year such dividend is paid.

Furthermore, we will be required to pay a 4.0% excise tax to the extent we fail to distribute during each calendar year at least the sum of 85.0% of our ordinary income for such year, 95.0% of our capital gain net income for the year and any undistributed taxable income from prior periods. Any ordinary income and net capital gain on which U.S. federal corporate income tax is imposed for any year is treated as an amount distributed during that year for purposes of calculating this excise tax.

For purposes of the 90.0% distribution requirement and excise tax described above, dividends declared during the last three months of the taxable year, payable to stockholders of record on a specified date during such period and paid during January of the following year, will be treated as paid by us and received by our stockholders on December 31 of the year in which they are declared.

Like-Kind Exchanges

We may dispose of real property that is not held primarily for sale in transactions intended to qualify as like-kind exchanges under the Code. Such like-kind exchanges are intended to result in the deferral of gain for U.S. federal income tax purposes. The failure of any such transaction to qualify as a like-kind exchange could require us to pay U.S. federal income tax, possibly including the 100% prohibited transaction tax, depending on the facts and circumstances surrounding the particular transaction.

Failure to Qualify

If we discover a violation of a provision of the Code that would result in our failure to qualify as a REIT, certain specified cure provisions may be available to us. Except with respect to violations of the gross income tests and asset tests (for which the cure provisions are described above), and provided the violation is due to reasonable cause and not due to willful neglect, these cure provisions generally impose a $50,000 penalty for each violation in lieu of a loss of REIT status. If we fail to satisfy the requirements for taxation as a REIT in any taxable year, and the relief provisions do not apply, we will be required to pay tax on our taxable income at the corporate rate. Distributions to stockholders in any year in which we fail to qualify as a REIT will not be deductible by us. As a result, we anticipate that our failure to qualify as a REIT would reduce the cash available for distribution by us to our stockholders. In addition, if we fail to qualify as a REIT, we will not be required to distribute any amounts to our stockholders and all distributions to stockholders will be taxable as regular corporate dividends to the extent of our current and accumulated earnings and profits. In such event, corporate distributees may be eligible for the dividends-received deduction. In addition, non-corporate stockholders, including individuals, may be eligible for the preferential tax rates on qualified dividend income. Non-corporate U.S. stockholders, including individuals, generally may deduct 20.0% of dividends from a REIT, other than capital gain dividends and dividends treated as qualified dividend income, for taxable years beginning before January 1, 2026, for purposes of determining their U.S. federal income tax, subject to certain holding period requirements. If we fail to qualify as a REIT, such stockholders may not claim this deduction with respect to dividends paid by us. Unless entitled to relief under specific statutory provisions, we would also be ineligible to elect to be treated as a REIT for the four taxable years following the year for which we lose our qualification. It is not possible to state whether in all circumstances we would be entitled to this statutory relief.

Tax Aspects of the Operating Partnership, the Subsidiary Partnerships, and the Limited Liability Companies

General

All of our investments will be held indirectly through the Operating Partnership. We are the sole owner of the general partner of the Operating Partnership. Such general partner entity is treated as a disregarded entity for U.S. federal income tax purposes. The Operating Partnership is treated as a partnership for U.S. federal income tax purposes, and we are treated as owning our proportionate share of the items of income, gain, loss, deduction and credit of the Operating Partnership for such purposes. In addition, the Operating Partnership holds certain of its investments indirectly through subsidiary partnerships and limited liability companies that we believe are treated as disregarded entities for U.S. federal income tax purposes. We also hold investments through entities treated as partnerships for U.S. federal income tax purposes. In general, entities that are treated as partnerships or disregarded entities for U.S. federal income tax purposes are “pass-through” entities which are not required to pay U.S. federal income tax. Rather, partners or members of such entities are allocated their shares of the items of income, gain, loss, deduction, and credit of the partnership or limited liability company, and are potentially required to pay tax on this income, without regard to whether they receive a distribution from the partnership or limited liability company. We will include in our income our share of these partnership and limited liability company items for purposes of the various gross income tests, the computation of our REIT taxable income, and the REIT distribution requirements. Moreover, for purposes of the asset tests, we will include our pro rata share of assets held by the Operating Partnership, including its share of its subsidiary partnerships and limited liability companies, based on our capital interests in each such entity. See “—Taxation of Our Company.” A disregarded entity is not treated as a separate entity for U.S. federal income tax purposes, and all assets, liabilities, and items of income, gain, loss, deduction, and credit of a disregarded entity are treated as assets, liabilities, and items of income, gain, loss, deduction, and credit of its parent that is not a disregarded entity for all purposes under the Code, including all REIT qualification tests.

Entity Classification

Our interests in the Operating Partnership and the subsidiary partnerships and limited liability companies involve special tax considerations, including the possibility that the IRS might challenge the status of these entities as disregarded entities or partnerships for U.S. federal income tax purposes. For example, an entity that would otherwise be treated as a partnership for U.S. federal income tax purposes may nonetheless be taxable as a corporation if it is a “publicly traded partnership” and certain other requirements are met. A partnership or limited liability company would be treated as a publicly traded partnership if its interests are traded on an established securities market or are readily tradable on a secondary market or a substantial equivalent thereof, within the meaning of applicable Treasury Regulations. We do not anticipate that the Operating Partnership or any subsidiary partnership or limited liability company will be treated as a publicly traded partnership that is taxable as a corporation. However, if any such entity were treated as a corporation, it would be required to pay an entity-level tax on its income. In this situation, the character of our assets and items of gross income would change and could prevent us from satisfying the REIT asset tests and possibly the REIT income tests. See “—Taxation of Our Company—Asset Tests” and “—Income Tests.” This, in turn, could prevent us from qualifying as a REIT. See “—Failure to Qualify” for a discussion of the effect of our failure to meet these tests. In addition, a change in the tax status of the Operating Partnership or a subsidiary partnership or limited liability company might be treated as a taxable event. If so, we might incur a tax liability without any related cash payment. We believe the Operating Partnership will be treated as a partnership for U.S. federal income tax purposes, and each of its subsidiary partnerships and limited liability companies will be treated as disregarded entities for U.S. federal income tax purposes.

Allocations of Items of Income, Gain, Loss, and Deduction

A partnership agreement (or, in the case of a limited liability company treated as a partnership for U.S. federal income tax purposes, the limited liability company agreement) will generally determine the allocation of income and loss among partners. These allocations, however, will be disregarded for tax purposes if they do not comply with the provisions of Section 704(b) of the Code and the Treasury Regulations thereunder. Generally, Section 704(b) of the Code and the Treasury Regulations thereunder require that partnership allocations respect the economic arrangement of the partners. If an allocation of partnership income or loss does not comply with the requirements of Section 704(b) of the Code and the Treasury Regulations thereunder, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the partnership. This reallocation will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. We intend that the allocations of taxable income and loss in each of the partnerships in which we own an interest from time to time comply with the requirements of Section 704(b) of the Code and the Treasury Regulations thereunder.

Tax Allocations with Respect to the Properties

Under Section 704(c) of the Code, items of income, gain, loss, and deduction attributable to appreciated or depreciated property that is contributed to a partnership (including a limited liability company treated as a partnership for U.S. federal income tax purposes) in exchange for an interest in the partnership must be allocated in a manner so that the contributing partner is charged with the unrealized gain or benefits from the unrealized loss associated with the property at the time of the contribution. The amount of the unrealized gain or unrealized loss generally is equal to the difference between the fair market value or book value and the adjusted tax basis of the contributed property at the time of contribution (this difference is referred to as a book-tax difference), as adjusted from time to time. These allocations are solely for U.S. federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners.

The Operating Partnership may, from time to time, acquire interests in property in exchange for interests in the Operating Partnership. In that case, the tax basis of these property interests will generally carry over to the Operating Partnership, notwithstanding their different book (i.e., fair market) value. The partnership agreement will require that income and loss allocations with respect to these properties be made in a manner consistent with Section 704(c) of the Code. Treasury Regulations issued under Section 704(c) of the Code provide partnerships (including a limited liability company treated as a partnership for U.S. federal income tax purposes) with a choice of several methods of accounting for book-tax differences. Depending on the method we choose in connection with any particular contribution, and as adjusted from time to time, the carryover basis of each of the contributed interests in the properties in the hands of the Operating Partnership:

•

could cause us to be allocated lower amounts of depreciation deductions for tax purposes than would be allocated to us if any of the contributed properties were to have a tax basis equal to its respective fair market value at the time of the contribution; and

•

could cause us to be allocated taxable gain in the event of a sale of such contributed interests or properties in excess of the economic or book income allocated to us as a result of such sale, with a corresponding benefit to the other partners in the Operating Partnership.

An allocation described in the second bullet point above might cause us or the other partners to recognize taxable income in excess of cash proceeds in the event of a sale or other disposition of property, which might adversely affect our ability to comply with the REIT distribution requirements. See “—General—Requirements for Qualification as a REIT” and “—Annual Distribution Requirements.”

Any property acquired by the Operating Partnership in a taxable transaction will initially have a tax basis equal to its fair market value, and Section 704(c) of the Code generally will not apply.

Partnership Audit Rules

The Bipartisan Budget Act of 2015 changed the rules applicable to U.S. federal income tax audits of partnerships apply to the Operating Partnership and any entity in which we directly or indirectly invest that is treated as a partnership for U.S. federal income tax consequences. Under the new rules, any audit adjustment to items of income, gain, loss, deduction, or credit of a partnership (and any partner’s distributive share thereof) is determined, and taxes, interest, or penalties attributable thereto are assessed and collected, at the partnership level regardless of changes in composition of the partners (or their relative ownership) between the year under audit and the year of the adjustment. The rules also include an elective alternative method under which the additional taxes resulting from the adjustment are assessed from the affected partners, subject to a higher rate of interest than otherwise would apply. The rules could result in partnerships in which we directly or indirectly invest being required to pay additional taxes, interest, and penalties as a result of an audit adjustment, and we, as a direct or indirect partner of these partnerships, could be required to bear the economic burden of those taxes, interest, and penalties even though we, as a REIT, may not otherwise have been required to pay additional corporate-level taxes as a result of the related audit adjustment. Investors should consult their own tax advisors with respect to these changes and their potential impact on their investment in our common stock.

Built-In Gains Tax

From time to time, we may acquire C corporations in transactions in which the basis of the corporations’ assets in our hands is determined by reference to the basis of the assets in the hands of the acquired corporations, or carry-over basis transactions. In the case of assets we acquire from a C corporation in a carry-over basis transaction, if we dispose of any such asset in a taxable transaction (including by deed in lieu of foreclosure) during the five-year period beginning on the date of the carry-over basis transaction, then we will be required to pay tax at the corporate tax rate on the gain recognized to the extent of the excess of (1) the fair market value of the asset over (2) our adjusted tax basis in the asset, in each case determined as of the date of the carry-over basis transaction. The foregoing result with respect to the recognition of gain assumes that the C corporation will refrain from making an election to receive different treatment under applicable Treasury Regulations on its tax return for the year in which we acquire the asset from the C corporation. To the extent it is determined that GAHR III lost is qualification as a REIT in any year prior to the Merger, without being entitled to any relief under the statutory provisions to preserve its REIT status, but, we were entitled to relief provisions and did not lose our REIT status, we could be subject to such corporate tax on any built in gains on the properties we acquired pursuant to the Merger. Any taxes we pay as a result of such gain would reduce the amount available for distribution to our stockholders.

Material U.S. Federal Income Tax Considerations for Our Common Stockholders

The following summary describes the principal U.S. federal income tax consequences to you of purchasing, owning, and disposing of our common stock. This summary assumes you hold shares of our common stock as “capital assets” (generally, property held for investment within the meaning of Section 1221 of the Code). It does not address all the tax consequences that may be relevant to you in light of your particular circumstances. In addition, this discussion does not address the tax consequences relevant to persons who receive special treatment under the U.S. federal income tax law, except where specifically noted.

If you are considering purchasing our common stock, you should consult your tax advisors concerning the application of U.S. federal income tax laws to your particular situation as well as any consequences of the purchase, ownership, and disposition of our common stock arising under the laws of any state, local, or non-U.S. taxing jurisdiction.

When we use the term “U.S. stockholder,” we mean a holder of shares of our common stock who, for U.S. federal income tax purposes, is:

•	an individual who is a citizen or resident of the United States;

•

a corporation, including an entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any state thereof or in the District of Columbia; an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more United States persons (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

If you hold shares of our common stock and are neither a U.S. stockholder nor a partnership for U.S. federal income tax purposes, you are a “non-U.S. stockholder.”

If a partnership or other entity treated as a partnership for U.S. federal income tax purposes holds shares of our common stock, the tax treatment of a partner in such partnership generally will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding shares of our common stock and the partners in such partnerships are encouraged to consult their tax advisors regarding the U.S. federal income tax consequences to them.

Taxation of Taxable U.S. Stockholders

Distributions Generally

Distributions out of our current or accumulated earnings and profits will be treated as dividends and, other than with respect to capital gain dividends and certain amounts which have previously been subject to corporate level tax, as discussed below, will be taxable to our taxable U.S. stockholders as ordinary income when actually or constructively received. See “—Tax Rates” below. As long as we qualify as a REIT, these distributions will not be eligible for the dividends-received deduction in the case of U.S. stockholders that are corporations or, except to the extent described in “—Tax Rates” below, the preferential rates on qualified dividend income applicable to non-corporate U.S. stockholders, including individuals. For taxable years beginning before January 1, 2026, dividends that we distribute to U.S. stockholders other than corporations that are not designated as capital gain dividends or otherwise treated as qualified dividends generally are eligible for a deduction equal to 20.0% of the amount of such dividends, subject to certain holding period requirements described in “—Tax Rates” below.

To the extent that we make distributions on our common stock in excess of our current and accumulated earnings and profits allocable to such stock, these distributions will be treated first as a tax-free return of capital to a U.S. stockholder to the extent of the U.S. holder’s adjusted tax basis in such shares of stock. This treatment will reduce the U.S. stockholder’s adjusted tax basis in such shares of stock by the amount of the distribution, but not below zero. Distributions in excess of our current and accumulated earnings and profits and in excess of a U.S. stockholder’s adjusted tax basis in its shares will be taxable as capital gain. Such gain will be taxable as long-term capital gain if the shares have been held for more than one year. Dividends we declare in October, November, or December of any year and which are payable to a stockholder of record on a specified date in any of these months will be treated as both paid by us and received by the stockholder on December 31 of that year, provided we actually pay the dividend on or before January 31 of the following year. U.S. stockholders may not include in their own income tax returns any of our net operating losses or capital losses.

U.S. stockholders that receive taxable stock distributions, including distributions partially payable in our common stock and partially payable in cash, would be required to include the full amount of the distribution (i.e., the cash and the stock portion) as a dividend (subject to limited exceptions) to the extent of our current and accumulated earnings and profits for U.S. federal income tax purposes, as described above. The amount of any distribution payable in our common stock generally is equal to the amount of cash that could have been received instead of the common stock. Depending on the circumstances of a U.S. stockholder, the tax on the distribution may exceed the amount of the distribution received in cash, in which case such U.S. stockholder would have to pay the tax using cash from other sources. If a U.S. stockholder sells the common stock it received in connection with a taxable stock distribution in order to pay this tax and the proceeds of such sale are less than the amount required to be included in income with respect to the stock portion of the distribution, such U.S. stockholder could have a capital loss with respect to the stock sale that could not be used to offset such income. A U.S. stockholder that receives common stock pursuant to such distribution generally has a tax basis in such common stock equal to the amount of cash that could have been received instead of such common stock as described above, and has a holding period in such common stock that begins on the day immediately following the payment date for the distribution.

Capital Gain Dividends

Dividends that we properly designate as capital gain dividends will be taxable to our taxable U.S. stockholders as a gain from the sale or disposition of a capital asset held for more than one year, to the extent that such gain does not exceed our actual net capital gain for the taxable year and do not exceed the total amount of dividends paid for the taxable year, including dividends paid the following year that are treated as paid in the current year, without regard to the period for which a U.S. stockholder has held its stock. U.S. stockholders that are corporations may, however, be required to treat up to 20.0% of certain capital gain dividends as ordinary income. If we properly designate any portion of a dividend as a capital gain dividend, then, except as otherwise required by law, we presently intend to allocate a portion of the total capital gain dividends paid or made available to holders of all classes of our capital stock for the year to the holders of each class of our capital stock in proportion to the amount that our total dividends, as determined for U.S. federal income tax purposes, paid or made available to the holders of each such class of our capital stock for the year bears to the total dividends, as determined for U.S. federal income tax purposes, paid or made available to holders of all classes of our capital stock for the year.

Retention of Net Capital Gains

We may elect to retain, rather than distribute as a capital gain dividend, all or a portion of our net capital gains. If we make this election, we would pay tax on our retained net capital gains. In addition, to the extent we so elect, our earnings and profits (determined for U.S. federal income tax purposes) would be adjusted accordingly, and a U.S. stockholder generally would:

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include its pro rata share of our undistributed net capital gains in computing its long-term capital gains in its U.S. federal income tax return for its taxable year in which the last day of our taxable year falls, subject to certain limitations as to the amount that is includable;

•	be deemed to have paid its share of the capital gains tax imposed on us on the designated amounts included in the U.S. stockholder’s income as long-term capital gain;

•	receive a credit or refund for the amount of tax deemed paid by it;

•	increase the adjusted tax basis of its common stock by the difference between the amount of includable gains and the tax deemed to have been paid by it; and

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in the case of a U.S. stockholder that is a corporation, appropriately adjust its earnings and profits for the retained capital gains in accordance with Treasury Regulations to be promulgated by the IRS.

Passive Activity Losses and Investment Interest Limitations

Distributions we make and gain arising from the sale or exchange by a U.S. stockholder of our shares will not be treated as passive activity income. As a result, U.S. stockholders generally will not be able to apply any “passive losses” against this income or gain. A U.S. stockholder may elect to treat capital gain dividends, capital gains from the disposition of our stock and income designated as qualified dividend income, described in “—Tax Rates” below, as investment income for purposes of computing the investment interest limitation, but in such case, the stockholder will be taxed at ordinary income rates on such amount. Other distributions made by us, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation.

Dispositions of Our Common Stock

If a U.S. stockholder sells or disposes of shares of our common stock, it will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property received on the sale or other disposition and the U.S. stockholder’s adjusted tax basis in the shares. This gain or loss, except as provided below, will be long-term capital gain or loss if the U.S. stockholder has held such common stock for more than one year. However, if a U.S. stockholder recognizes a loss upon the sale or other disposition of common stock that it has held for six months or less, after applying certain holding period rules, the loss recognized will be treated as a long-term capital loss to the extent the U.S. stockholder received distributions from us which were required to be treated as long-term capital gains.

Tax Rates

The maximum tax rate for non-corporate taxpayers for (1) long-term capital gains, including certain “capital gain dividends,” is currently 20.0% (although depending on the characteristics of the assets which produced these gains and on designations which we may make, certain capital gain dividends may be taxed at a 25.0% rate) and (2) “qualified dividend income” is currently 20.0%. However, dividends payable by REITs are generally not eligible for the reduced tax rate on qualified dividend income, except to the extent that certain holding period requirements have been met and the REIT’s dividends are attributable to dividends received from taxable corporations (such as its TRSs) or to income that was subject to tax at the corporate/REIT level (for example, if the REIT distributed taxable income that it retained and paid tax on in the prior taxable year) or to dividends properly designated by the REIT as “capital gain dividends.” In addition, U.S. stockholders that are corporations may be required to treat up to 20.0% of some capital gain dividends as ordinary income. As described above, for taxable years beginning before January 1, 2026, dividends that we distribute to non-corporate U.S. stockholders that are not designated as capital gain dividends or otherwise treated as qualified dividends generally will be eligible for a deduction equal to 20.0% of the amount of such dividends. To qualify for this deduction, the stockholder receiving a dividend must hold the dividend paying REIT shares for at least 46 days (taking into account certain special holding period rules) of the 91-day period beginning 45 days before the shares become ex dividend, and cannot be under an obligation to make related payments with respect to a position in substantially similar or related property. U.S. stockholders should consult their tax advisors as to their ability to claim this deduction.

Medicare Tax on Unearned Income

Certain U.S. stockholders that are individuals, estates or trusts will be required to pay a 3.8% tax on “net investment income,” which includes, among other things, dividends on and gains from the sale or other disposition of shares. U.S. stockholders should consult their tax advisors regarding the effect, if any, of this tax on their ownership and disposition of our common stock.

Information Reporting and Backup Withholding

We are required to report to our U.S. stockholders and the IRS the amount of dividends paid during each calendar year, and the amount of any tax withheld. Under the backup withholding rules, a stockholder may be subject to backup withholding with respect to dividends paid unless the holder is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A U.S. stockholder that does not provide us with its correct taxpayer identification number may also be subject to penalties imposed by the IRS. Backup withholding is not an additional tax. Any amount paid as backup withholding will be creditable against the stockholder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS. In addition, we may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status. See “—Taxation of Non-U.S. Stockholders.”

Taxation of Tax-Exempt Stockholders

Dividend income from us and gain arising upon a sale of our shares generally should not be unrelated business taxable income (“UBTI”) to a U.S. tax-exempt stockholder, except as described below. This income or gain will be UBTI, however, if a tax-exempt U.S. stockholder holds its shares as “debt-financed property” within the meaning of the Code. Generally, “debt-financed property” is property the acquisition or holding of which was financed through a borrowing by the tax-exempt U.S. stockholder.

For tax-exempt U.S. stockholders that are social clubs, voluntary employee benefit associations, or supplemental unemployment benefit trusts exempt from U.S. federal income taxation under Sections 501(c)(7), (c)(9) or (c)(17) of the Code, respectively, income from an investment in our shares will constitute UBTI unless the organization is able to properly claim a deduction for amounts set aside or placed in reserve for specific purposes so as to offset the income generated by its investment in our shares. These prospective investors should consult their tax advisors concerning these “set aside” and reserve requirements.

Notwithstanding the above, however, a portion of the dividends paid by a “pension-held REIT” may be treated as UBTI as to certain “qualified trusts” (as defined in Section 856(h)(3)(E) of the Code) that hold more than 10.0%, by value, of the interests in the REIT. We will not be a pension-held REIT unless (1) either (a) one qualified trust owns more than 25.0% of the value of our stock, or (b) a group of qualified trusts, each individually holding more than 10.0% of the value of our stock, collectively owns more than 50.0% of such stock and (2) we would not have qualified as a REIT but for the fact that Section 856(h)(3) of the Code provides that stock owned by such trusts shall be treated, for purposes of the requirement that not more than 50.0% of the value of the outstanding stock of a REIT is owned, directly or indirectly, by five or fewer “individuals” (as defined in the Code to include certain entities), as owned by the beneficiaries of such trusts. Tax-exempt U.S. stockholders are urged to consult their tax advisors regarding the U.S. federal, state, local and foreign tax consequences of the acquisition, ownership and disposition of our stock.

Taxation of Non-U.S. Stockholders

The following discussion addresses the rules governing U.S. federal income taxation of the purchase, ownership, and disposition of our common stock by non-U.S. stockholders. These rules are complex, and no attempt is made herein to provide more than a brief summary of such rules. Accordingly, the discussion does not address all aspects of U.S. federal income taxation and does not address state, local, or non-U.S. tax consequences that may be relevant to a non-U.S. stockholder in light of its particular circumstances. Non-U.S. stockholders should consult their tax advisors to determine the impact of federal, state, local, and non-U.S.

income tax laws and any applicable tax treaty on the purchase, ownership, and disposition of shares of our common stock, including any tax return filing and other reporting requirements.

If you are a non-U.S. stockholder, this discussion further assumes that:

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you will not have held more than 10.0% of our common stock (taking into account applicable constructive ownership rules) at any time during the five-year period ending on the date on which you dispose of our common stock or receive distributions from us;

•	you are not a qualified foreign pension fund (within the meaning of Section 897(l)(2) of the Code);

•

our common stock will be “regularly traded” on an established securities market located in the United States within the meaning of the FIRPTA, although there can be no assurance that this will be the case; and

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that you are not a “qualified shareholder,” as defined in Section 897(k)(3)(A) of the Code, which describes certain partnerships and other collective investment vehicles that satisfy various recordkeeping, administrative and other requirements.

If you are a non-U.S. stockholder as to which any of these assumptions is not accurate, and in particular if you are a “qualified shareholder” within the meaning of FIRPTA, you should consult your tax advisor concerning the tax consequence to you of sales of our stock and the receipt of dividends and other distributions from us.

If a partnership, including for this purpose any entity that is treated as a partnership for U.S. federal income tax purposes, holds our stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. An investor that is a partnership and the partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of the acquisition, ownership, and disposition of our stock.

Distributions Generally

Distributions (including any taxable stock dividends) that are neither attributable to gains from sales or exchanges by us of U.S. real property interests (“USRPIs”), nor designated by us as capital gain dividends (except as described below) will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. Such distributions ordinarily will be subject to withholding of U.S. federal income tax at a 30.0% rate or such lower rate as may be specified by an applicable income tax treaty, unless the distributions are treated as effectively connected with the conduct by the non-U.S. stockholder of a U.S. trade or business (and, if required by an applicable income tax treaty, the non-U.S. stockholder maintains a permanent establishment in the Unites States to which such dividends are attributable). Under certain tax treaties, however, lower withholding rates generally applicable to U.S. corporate dividends do not apply to dividends from a U.S. REIT. Foreign sovereigns and their agencies and instrumentalities may be exempt from such withholding taxes on REIT dividends under the Code, and non-U.S. pension funds and other tax-exempt non-U.S. organizations from certain countries may be exempt from such withholding taxes under an applicable tax treaty. Dividends that are treated as effectively connected with a U.S. trade or business will generally not be subject to withholding but will be subject to U.S. federal income tax on a net basis at graduated rates, in the same manner as dividends paid to U.S. stockholders are subject to U.S. federal income tax. Any such effectively connected dividends received by a non-U.S. stockholder that is a corporation may also be subject to an additional branch profits tax at a 30.0% rate (applicable after deducting U.S. federal income taxes paid on such effectively connected income) or such lower rate as may be specified by an applicable income tax treaty.

Except as otherwise provided below, we expect to withhold U.S. federal income tax at the rate of 30.0% on any distributions made to a non-U.S. stockholder unless:

•

the non-U.S. stockholder is a foreign government or a foreign government’s agency or instrumentality not engaged in commercial activities, or a foreign governmental entity that is eligible for Section 892 of the Code and the applicable Treasury Regulations and eligible for exemption from U.S. withholding tax thereunder and the non-U.S. stockholder files with us an IRS form W-8EXP;

•	a lower treaty rate applies and the non-U.S. stockholder files with us an IRS Form W-8BEN or W-8BEN-E evidencing eligibility for that reduced treaty rate; or

•	the non-U.S. stockholder files an IRS Form W-8ECI with us claiming that the distribution is income effectively connected with the non-U.S. stockholder’s trade or business.

Distributions in excess of our current and accumulated earnings and profits will not be taxable to a non-U.S. stockholder to the extent that such distributions do not exceed the adjusted tax basis of the non-U.S. stockholder’s common stock, but rather will reduce the adjusted tax basis of such stock. To the extent that such distributions exceed the non-U.S. stockholder’s adjusted tax basis in such common stock, they will give rise to gain from the sale or exchange of such stock, the tax treatment of which is described below. For withholding purposes, because we generally cannot determine at the time we make a distribution whether the distribution will exceed our current and accumulated earnings and profits, we expect to treat all distributions as made out of our current or accumulated earnings and profits for withholding purposes. However, amounts withheld may be refundable if it is subsequently determined that the distribution was, in fact, in excess of our current and accumulated earnings and profits, provided that certain conditions are met.

Capital Gain Dividends

Distributions attributable to gain from the disposition of a USRPI will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. See “—Taxation of Non-U.S. Stockholders—Distributions Generally.”

Distributions to a non-U.S. stockholder that do not arise from the disposition of a USRPI and that we properly designate as capital gain dividends generally should not be subject to U.S. federal income taxation, unless:

•

the investment in our common stock is treated as effectively connected with the conduct by the non-U.S. stockholder of a U.S. trade or business (and, if required by an applicable income tax treaty, the non-U.S. stockholder maintains a permanent establishment in the Unites States to which such dividends are attributable), in which case the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain, except that a non-U.S. stockholder that is a non-U.S. corporation may also be subject to a branch profits tax of up to 30.0%, as discussed above; or

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the non-U.S. stockholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and certain other conditions are met, in which case the non-U.S. stockholder will be subject to U.S. federal income tax at a rate of 30.0% on the non-U.S. stockholder’s capital gains (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of such non-U.S. stockholder (even though the individual is not considered a resident of the United States), provided the non-U.S. stockholder has timely filed U.S. federal income tax returns with respect to such losses.

Retention of Net Capital Gains

Although the law is not clear on the matter, it appears that amounts we designate as retained net capital gains in respect of the common stock held by stockholders generally should be treated with respect to non-U.S. stockholders in the same manner as actual distributions of capital gain dividends. Under this approach, the non-U.S. stockholders would be able to offset as a credit against their U.S. federal income tax liability their proportionate share of the tax that we paid on such retained net capital gains and to receive from the IRS a refund to the extent their proportionate share of such tax that we paid exceeds their actual U.S. federal income tax liability. If we were to designate any portion of our net capital gain as retained net capital gain, non-U.S. stockholders should consult their tax advisors regarding the taxation of such retained net capital gain.

Dispositions of Our Stock

Subject to the previously noted assumptions, a non-U.S. stockholder generally will not be subject to U.S. federal income tax on the gain realized upon a sale of our common stock unless:

•

the non-U.S. stockholder’s investment in our common stock is treated as effectively connected with the conduct by the non-U.S. stockholder of a U.S. trade or business (and, if required by an applicable income tax treaty, the non-U.S. stockholder maintains a permanent establishment in the United States to which such dividends are attributable, in which case the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain, except that a non-U.S. stockholder that is a non-U.S. corporation may also be subject to a branch profits tax of up to 30.0%); or

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the non-U.S. stockholder is a nonresident alien individual who is present in the United States for 183 days or more during the calendar year and certain other conditions are met, in which case the non-U.S. stockholder will be subject to U.S. federal income tax at a rate of 30.0% on the non-U.S. stockholder’s capital gains (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of such non-U.S. stockholder (even though you are not considered a resident of the United States), provided the non-U.S. stockholder has timely filed U.S. federal income tax returns with respect to such losses.

Information Reporting and Backup Withholding

Generally, we must report annually to the IRS the amount of dividends paid to a non-U.S. stockholder, such stockholder’s name and address, and the amount of tax withheld, if any. A similar report is sent to the non-U.S. stockholder. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the non-U.S. stockholder’s country of residence.

Payments of dividends or of proceeds from the disposition of stock made to a non-U.S. stockholder may be subject to information reporting and backup withholding unless such stockholder establishes an exemption, for example, by properly certifying its non-U.S. status on an IRS Form W-8BEN or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we have or our paying agent has actual knowledge, or reason to know, that a non-U.S. stockholder is a United States person.

Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may be obtained, provided that the required information is timely furnished to the IRS.

Foreign Account Tax Compliance Act (FATCA)

The Foreign Account Tax Compliance Act (“FATCA”) provisions of the Code currently impose a 30.0% withholding tax on U.S. source dividends, interest, and other income items paid to (1) foreign financial institutions that do not agree to comply with certain diligence, reporting, and withholding obligations with respect to their U.S. accounts and (2) non-financial foreign entities that do not identify (or confirm the absence of) substantial U.S. owners. The withholding tax of 30.0% would apply to dividends paid to certain foreign entities unless various information reporting requirements are satisfied. Proposed U.S. Treasury Regulations, which non-U.S. stockholders may rely on, eliminate the FATCA withholding tax on gross proceeds, but such regulations are currently only in proposed form and are subject to change. For these purposes, a foreign financial institution generally is defined as any non-U.S. entity that (1) accepts deposits in the ordinary course of a banking or similar business, (2) is engaged in the business of holding financial assets for the account of others, or (3) is engaged or holds itself out as being engaged primarily in the business of investing, reinvesting, or trading in securities, partnership interests, commodities, or any interest in such assets.

Other Tax Consequences

State, local, and non-U.S. income tax laws may differ substantially from the corresponding federal income tax laws, and this discussion does not purport to describe any aspect of the tax laws of any state, local, or non-U.S. jurisdiction. You should consult your tax advisor regarding the effect of state, local, and non-U.S. tax laws with respect to our tax treatment as a REIT and an investment in our common stock.

ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the purchase and holding of shares of our common stock by Benefit Plan Investors. A “Benefit Plan Investor” is (1) an “employee benefit plan” (as defined in Section 3(3) of ERISA), that is subject to Title I of ERISA, (2) a plan, individual retirement account, “Keogh” plan or other arrangement subject to Section 4975 of the Code, or provisions under any U.S. federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of the Code or ERISA, (3) an entity whose underlying assets are considered to include “plan assets” by reason of a plan’s investment in such entity (including, but not limited to, an insurance company general account), each of (1), (2), and (3), called a Plan, and (iv) any entity that otherwise constitutes a “benefit plan investor” within the meaning of the Plan Asset Regulations set forth at 29 C.F.R. Section 2510.3-101 promulgated under ERISA by the U.S. Department of Labor (“DOL”), as modified by Section 3(42) of ERISA or the DOL Plan Asset Regulations.

The following is merely a summary, however, and should not be construed as legal advice or as complete in all relevant respects. All investors are urged to consult their own legal advisors before investing assets of a Plan in our common stock and to make their own independent decision.

General Fiduciary Matters

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code and prohibit certain transactions involving the assets of a Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such a Plan or the management or disposition of the assets of such a Plan, or who renders investment advice for a fee or other compensation to such a Plan, is generally considered to be a fiduciary of the Plan.

In considering an investment in our common stock with a portion of the assets of any Plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any similar law relating to a fiduciary’s duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable federal, state, local, non-U.S. or other laws or regulations that are similar to the Code or ERISA (collectively, “Similar Laws”).

Prohibited Transaction Considerations

Section 406 of ERISA and Section 4975 of the Code prohibit Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of Section 406 of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code and may result in the disqualification of an individual retirement account. In addition, the fiduciary of the Plan that engages in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and/or the Code.

Regardless of whether or not our underlying assets are deemed to include “plan assets,” as described below, the acquisition and/or holding of our common stock by a Plan with respect to which we or an underwriter is considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the DOL has issued prohibited transaction class exemptions (“PTCEs”) that may apply to the acquisition and holding of our common stock. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1 respecting insurance company pooled separate accounts, PTCE 91-38 respecting bank collective investment funds, PTCE 95-60 respecting life insurance company general accounts, and PTCE 96-23 respecting transactions determined by in-house asset managers. In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code provide an exemption from the prohibited transaction provisions of Section 406 of ERISA and Section 4975 of the Code for certain transactions, provided that neither the issuer of the securities nor any of its affiliates (directly or indirectly) has or exercises any discretionary authority or control or renders any investment advice with respect to the assets of any Plan involved in the transaction, and provided further that the Plan receives no less, and pays no more, than adequate consideration in connection with the transaction. There can be no assurance that all of the conditions of any such exemptions will be satisfied or that any such exemptions will be available with respect to investments in our common stock.

Plan Asset Considerations

The DOL Plan Asset Regulations generally provide that when a Plan acquires an equity interest in an entity that is not (1) a “publicly-offered security,” (2) a security issued by an investment company registered under the Investment Company Act or (3) an “operating company,” the Plan’s assets are deemed to include both the equity interest and an undivided interest in each of the underlying assets of the entity unless it is established that the equity participation in the entity by Benefit Plan Investors is not “significant” or the Insignificant Participation Test.

For purposes of the DOL Plan Asset Regulations, a “publicly offered security” is a security that is (1) “freely transferable,” (2) part of a class of securities that is “widely held,” and (3) (a) sold to the Plan as part of an offering of securities to the public pursuant to an effective registration statement under the Securities Act, provided that the class of securities to which such security is a part is registered under the Exchange Act within 120 days after the end of the fiscal year of the issuer during which the offering of such securities to the public has occurred, or (b) is part of a class of securities that is registered under Section 12 of the Exchange Act. We intend to effect such a registration under the Securities Act and the Exchange Act. The DOL Plan Asset Regulations provide that a security is “widely held” only if it is part of a class of securities that is owned by 100 or more investors independent of the issuer and one another. A security will not fail to be “widely held” because the number of independent investors falls below 100 subsequent to the initial offering thereof as a result of events beyond the control of the issuer. It is anticipated that our common stock will be “widely held” within the meaning of the DOL Plan Asset Regulations, although no assurance can be given in this regard. The DOL Plan Asset Regulations provide that whether a security is “freely transferable” is a factual question to be determined on the basis of all the relevant facts and circumstances. It is anticipated that our common stock will be “freely transferable” within the meaning of the DOL Plan Asset Regulations, although no assurance can be given in this regard.

For purposes of the Insignificant Participation Test, the DOL Plan Asset Regulations provide that equity participation in an entity by Benefit Plan Investors is not significant if, immediately after the most recent acquisition of an equity interest in the entity, the Benefit Plan Investors’ aggregate interest is less than 25% of the value of each class of equity interests in the entity, disregarding, for purposes of such determination, any interests held by any person that has discretionary authority or control with respect to our assets or who provides investment advice for a fee with respect to our assets, or an affiliate of such a person (each a Controlling Person), other than Benefit Plan Investors. Following this offering, it is possible that Benefit Plan Investors will hold and will continue to hold, less than 25% of the value of any class of equity interests of our company, disregarding, for purposes of such determination, any interests held by any Controlling Person other than Benefit Plan Investors and, as such, that our company may rely on the Insignificant Participation Test; however, we cannot be certain or make any assurance that this will be the case, and no monitoring or other measures will be undertaken with respect to the level of such ownership with respect to any class of equity interests of our company.

Plan Asset Consequences

If our assets were deemed to constitute “plan assets” pursuant to the DOL Plan Asset Regulations, the operation and administration of our company would become subject to the requirements of ERISA, including the fiduciary duty rules and the “prohibited transaction” prohibitions of ERISA, as well as the “prohibited transaction” prohibitions contained in the Code. If we become subject to these regulations, unless appropriate administrative exemptions are available (and there can be no assurance that they would be), we could, among other things, be restricted from acquiring otherwise desirable investments and from entering into otherwise favorable transactions, and certain transactions entered into by us in the ordinary course of business could constitute non-exempt prohibited transactions and/or breaches of applicable fiduciary duties under ERISA and/or the Code, which could, in turn, result in potentially substantial excise taxes and other penalties and liabilities under ERISA and the Code.

Representation

Because of the foregoing, our common stock should not be acquired or held by any Benefit Plan Investor or any other person investing “plan assets” of any Plan, unless such acquisition and holding will not constitute a non-exempt prohibited transaction under ERISA and the Code and will not constitute a similar violation of any applicable Similar Law.

Any purchaser or subsequent transferee, including, without limitation, any fiduciary purchasing on behalf of a Plan, a Benefit Plan Investor, or a governmental, church or non-U.S. plan which is subject to Similar Laws will be deemed to have represented and warranted, in its corporate and fiduciary capacity, that if the purchaser or subsequent transferee is a Benefit Plan Investor, none of our company or the underwriters, or any of our or their respective affiliates, has acted as the Plan’s fiduciary (within the meaning of ERISA or the Code), or has been relied upon for any advice, with respect to the purchaser or transferee’s decision to acquire and hold our common stock, and shall not at any time be relied upon as the ERISA Plan’s fiduciary with respect to any decision to acquire, continue to hold or transfer our common stock.

The foregoing discussion is general in nature and is not intended to be all-inclusive. Such discussion should not be construed as legal advice. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering investing in our company on behalf of, or with the assets of, any Plan consult with counsel regarding the potential applicability of ERISA, Section 4975 of the Code and Similar Laws to such investment and whether an exemption would be applicable to the acquisition and/or holding of our common stock.

UNDERWRITING

BofA Securities, Inc. and Morgan Stanley & Co. LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed severally and not jointly to purchase from us, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
BofA Securities, Inc.
Morgan Stanley & Co. LLC
KeyBanc Capital Markets Inc.
Citigroup Global Markets Inc.
RBC Capital Markets, LLC
Barclays Capital Inc.
Truist Securities, Inc.
Citizens JMP Securities, LLC
Fifth Third Securities, Inc.
Regions Securities LLC
Credit Agricole Securities (USA) Inc.

Total	56,000,000

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the other party may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as, and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel, or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the front cover of this prospectus and to dealers at that price less a concession not in excess of $    per share. After the initial offering, the public offering price, concession, or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares to cover overallotments.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount(1)	$	$	$
Proceeds, before expenses, to us	$	$	$

(1)

Danny Prosky, our Chief Executive Officer and President, and Mathieu B. Streiff, one of our directors, intend to purchase shares of our common stock sold in this offering, at the public offering price per share, with an aggregate purchase price of $2,000,000. No underwriting discount will be paid in respect of these purchases.

The expenses of the offering, not including the underwriting discount, are estimated at $7,000,000 and are payable by us, except as provided below.

We will reimburse the underwriters for the reasonable fees and disbursements of counsel to the underwriters in connection with the review by FINRA of the terms of the sale of our shares of common stock in this offering up to $30,000. The underwriters have agreed to reimburse us for certain documented expenses incurred in connection with this offering.

Option to Purchase Additional Shares

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus to cover overallotments, if any, to purchase up to 8,400,000 additional shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We, our directors and executive officers, and OP unitholders have agreed that, without the prior written consent of the representatives on behalf of the underwriters, during the restricted period (i.e., the period ending 180 days after the date of listing of our common stock for trading on a national securities exchange), we and they will not, and will not publicly disclose an intention to, directly or indirectly, among others, subject to certain exceptions, and as applicable:

(1)

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, any Lock-up Securities;

(2)

enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Lock-up Securities; whether any such swap or transaction is to be settled by delivery of shares of common stock, OP units or other securities, in cash or otherwise;

(3)	during the restricted period, exercise any right with respect to the registration of any of the Lock-up Securities; or

(4)	file, cause to be filed or cause to be confidentially submitted any registration statement relating to the offering of any of the Lock-up Securities.

The lock-up applies to Lock-up Securities owned now or acquired later by the person executing the lock-up agreement or for which the person executing the lock-up agreement later acquires the power of disposition.

Our charter provides that upon the listing of our common stock offered by this prospectus on the NYSE (or such later date not exceeding 12 months from the date of listing as may be approved by our Board), each share of our Class T common stock and Class I common stock will automatically, and without any stockholder action, convert into one share of our listed common stock. Our Board has approved the 180th day after the date of the listing of our common stock offered by this prospectus on the NYSE as the date on which our Class T common stock and Class I common stock will automatically convert into our listed common stock. We have agreed that, without the prior written consent of the representatives on behalf of the underwriters, we will not approve the conversion of any of the outstanding shares of our Class T common stock and Class I common stock into shares of our common stock before the 180th day after the date of the listing of our common stock offered by this prospectus on the NYSE.

NYSE Listing

Our common stock has been approved for listing on the NYSE, subject to official notice of issuance, under the symbol “AHR.” In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of shares to a minimum number of beneficial owners as required by that exchange.

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

•	our financial information;

•	our history and prospects and the industry in which we compete;

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions, and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix, or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales, and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the NYSE, in the over-the-counter market, or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Certain affiliates of BofA Securities, Inc., KeyBanc Capital Markets Inc., Fifth Third Securities, Inc., Regions Securities LLC and Truist Securities, Inc. are acting as lenders under our Credit Facility and will receive their pro rata portion of the net proceeds from this offering used to repay amounts outstanding under our Credit Facility. In their capacities as lenders, such affiliates will receive certain financing fees in connection with our Credit Facility in addition to the underwriting discount that may result from this offering. Accordingly, more than 5% of the net proceeds of this offering are intended be used to repay amounts owed to affiliates of BofA Securities, Inc. and KeyBanc Capital Markets Inc.

Certain affiliates of BofA Securities, Inc., KeyBanc Capital Markets Inc. and Regions Securities LLC are acting as lenders under the 2019 Trilogy Credit Facility.

Notice to Prospective Investors in European Economic Area

In relation to each Member State of the European Economic Area (each a “Relevant State”), no securities have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the securities which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation (as defined below), except that offers of securities may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

(1)	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(2)

to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(3)

in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of securities shall require the issuer or any manager to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

Each person in a Relevant State who initially acquires any securities or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with us and the representatives that it is a qualified investor within the meaning of the Prospectus Regulation.

In the case of any securities being offered to a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the securities acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in a Relevant State to qualified investors, in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

We, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to any securities in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any securities to be offered so as to enable an investor to decide to purchase or subscribe for any securities, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

The above selling restriction is in addition to any other selling restrictions set out below.

In connection with the offering, the underwriters are not acting for anyone other than the issuer and will not be responsible to anyone other than the issuer for providing the protections afforded to their clients nor for providing advice in relation to the offering.

The securities are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (1) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (2) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the shares of common stock or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the securities or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPS Regulation. This prospectus has been prepared on the basis that any offer of securities in any Member State of the EEA will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of securities. This prospectus is not a prospectus for the purposes of the Prospectus Regulation.

Notice to Prospective Investors in United Kingdom

In relation to the United Kingdom (“UK”), no securities have been offered or will be offered pursuant to the offering to the public in the UK prior to the publication of a prospectus in relation to the securities which has been approved by the Financial Conduct Authority in the UK in accordance with the UK Prospectus Regulation and the FSMA (as defined below), except that offers of securities may be made to the public in the UK at any time under the following exemptions under the UK Prospectus Regulation and the FSMA:

(1)	to any legal entity which is a qualified investor as defined under the UK Prospectus Regulation;

(2)

to fewer than 150 natural or legal persons (other than qualified investors as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(3)

at any time in other circumstances falling within section 86 of the FSMA, provided that no such offer of securities shall require the Issuer or any Manager to publish a prospectus pursuant to Section 85 of the FSMA or Article 3 of the UK Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

Notwithstanding the above, each person in the UK who initially acquires any securities or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with us and the managers that it is a qualified investor within the meaning of the UK Prospectus Regulation.

In the case of any securities being offered to a financial intermediary as that term is used in Article 5(1) of the UK Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the securities acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in the UK to qualified investors, in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

We, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to any securities in the UK means the communication in any form and by any means of sufficient information on the terms of the offer and any securities to be offered so as to enable an investor to decide to purchase or subscribe for any securities, the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, and the expression “FSMA” means the Financial Services and Markets Act 2000, as amended.

In connection with the offering, the underwriters are not acting for anyone other than the issuer and will not be responsible to anyone other than the issuer for providing the protections afforded to their clients nor for providing advice in relation to the offering.

The securities are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the UK. For these purposes, a retail investor means a person who is one (or more) of (1) a retail client, as defined in point (8) of Article 2 of Regulation (EU) 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (“EUWA”); or (2) a customer within the meaning of the provisions of the FSMA and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) 600/2014 as it forms part of domestic law by virtue of the EUWA. Consequently, no key information document required by Regulation (EU) 1286/2014 as it forms part of domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the securities or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the securities or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation. This prospectus has been prepared on the basis that any offer of securities in the UK will be made pursuant to an exemption under the UK Prospectus Regulation and the FSMA from the requirement to publish a prospectus for offers of securities. This prospectus is not a prospectus for the purposes of the UK Prospectus Regulation or the FSMA.

Our partnership may constitute a “collective investment scheme” as defined by section 235 of the FSMA that is not a “recognised collective investment scheme” for the purposes of FSMA (“CIS”) and that has not been authorized or otherwise approved. As an unregulated scheme, it cannot be marketed in the UK to the general public, except in accordance with FSMA. This prospectus is only being distributed to:

(1)

if we are a CIS and are marketed by a person who is an authorized person under FSMA: (a) investment professionals falling within Article 14(5) of the FSMA (Promotion of Collective Investment Schemes) Order 2001, as amended (the “CIS Promotion Order”); or (b) high net worth companies and other persons falling within Article 22(2)(a) to (d) of the CIS Promotion Order; or

(2)

otherwise, if marketed by a person who is not an authorized person under FSMA: (a) persons who fall within Article 19(5) of the FSMA (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”); or (b) persons falling within Article 49(2)(a) to (d) of the Financial Promotion Order; and

(3)

in both cases (1) and (2) to: any other person to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) in connection with the issue or sale of any securities may otherwise lawfully be made; or to persons outside the United Kingdom (all such persons together being referred to as “relevant persons”).

This prospectus is directed only at relevant persons and must not be acted on or replied upon by persons who are not relevant persons. Any investment or investment activity to which this document related is available only to relevant persons and will be engaged in only with relevant persons.

Notice to Prospective Investors in The Netherlands

This prospectus or any free writing prospectus we may provide in connection with this offering is not addressed to or intended for, and the shares of common stock described in the prospectus are not and will not be, directly or indirectly, offered, sold, transferred or delivered to, any individual or legal entity in the Netherlands except to individuals or entities that are qualified investors (gekwalificeerde beleggers) within the meaning of the Prospectus Regulation (2017/1129), as amended. As a consequence, no approved prospectus has to be made generally available in the Netherlands pursuant to Article 3 of the Prospectus Regulation (2017/1129), as amended.

Notice to Prospective Investors in Norway

This prospectus has not been produced in accordance with the prospectus requirements laid down in the Norwegian Securities Trading Act of 29 June 2007 (in Norwegian: lov om verdipapirhandel av 29. juni 2007

nr. 75) (the “STA”), implementing the Prospectus Regulation. Neither this prospectus nor any other offering or marketing material relating to us or our shares have been approved by, or registered with, the Norwegian Financial Supervisory Authority (in Norwegian: Finanstilsynet), the Norwegian Company Registry (in Norwegian: Foretaksregisteret) or any other Norwegian public authority. Accordingly, our shares will only be offered or sold in Norway to professional investors in compliance with the exemptions from the prospectus requirements as set out in the Prospectus Regulation, and otherwise in compliance with the provisions of the STA and appurtenant regulations, as well as any other laws and regulations applicable in Norway, governing the issue, offering and sale of securities. The offering of our shares is not subject to the provisions of the Norwegian Alternative Investment Fund Act of 20 June 2014 (implementing the AIFMD) (in Norwegian: lov om forvaltning av alternative investeringsfond av 28. juni 2014 nr. 28) nor the Norwegian Investment Fund Act of 25 November 2011 (implementing the UCITS directive) (in Norwegian: lov om verdipapirfond 377 november 2011 nr. 44), and consequently no marketing approvals have been sought or granted under these acts. This prospectus is for the recipient only and may not in any way be forwarded to any other person or to the public in Norway. This prospectus must not be copied or otherwise distributed by the recipient. Each potential investor should carefully consider individual tax questions before deciding to invest in us.

Notice to Prospective Investors in Germany

This prospectus has not been prepared in accordance with the requirements for a prospectus or any other disclosure document under the Prospectus Regulation (as defined above), the German Securities Prospectus Act (Wertpapierprospektgesetz), the German Capital Investment Code (Kapitalanlagegesetzbuch), or the German Investment Products Act (Vermoegensanlagegesetz). Neither the German Federal Financial Services Supervisory Authority (Bundesanstalt für Finanzdienstleistungs–ufsicht - BaFin) nor any other competent authority has been, or will be, notified of the intention to distribute the shares of common stock in Germany. Consequently, our common stock may not be distributed in Germany by way of public offering, public advertisement or in any similar manner and this prospectus and any other document relating to this offering, as well as information or statements contained therein, may not be supplied to the public in Germany or used in connection with any offer for subscription of the common stock to the public in Germany or any other means of public marketing. The common stock is being offered and sold in Germany only to persons who are “qualified investors” within the meaning of Article 2(e) of the Prospectus Regulation (as defined above). This prospectus is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the common stock may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the common stock without disclosure to investors under Chapter 6D of the Corporations Act.

The common stock applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring common stock must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an “Exempt Offer” in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with “Exempt Offers.” The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The common stock to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the common stock offered should conduct their own due diligence on the common stock. If you do not understand the contents of this prospectus, you should consult an authorized financial advisor.

Notice to Prospective Investors in Hong Kong

The common stock have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (1) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (2) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the common stock has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Canada

The common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (the “FIEL”) has been made or will be made with respect to the solicitation of the application for the acquisition of the shares of common stock.

Accordingly, the shares of common stock have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

For Qualified Institutional Investors (“QII”)

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred to QIIs.

For Non-QII Investors

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred en bloc without subdivision to a single investor.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus under the Securities and Futures Act 2001 (“SFA”) by the Monetary Authority of Singapore, and the offer of the shares of common stock is made primarily pursuant to the exemption under Section 304 of the SFA. Accordingly, the shares of common stock were not offered or sold, or caused to be made the subject of an invitation for subscription or purchase and will not be offered or sold or caused to be made the subject of an invitation for subscription or purchase, and this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the common stock, has not been circulated or distributed, nor will it be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (1) to an institutional investor (as defined in Section 4A of the SFA) pursuant to Section 304 of the SFA, or (2) otherwise pursuant to, and in accordance with, the conditions of any other applicable exemption or provision of the SFA.

LEGAL MATTERS

Certain legal matters, including certain tax matters, will be passed upon for us by Sidley Austin LLP, New York, New York. Goodwin Procter LLP, New York, New York, will act as counsel to the underwriters. Venable LLP, Baltimore, Maryland, will pass upon the validity of the shares of our common stock offered by this prospectus and certain other matters under Maryland law.

EXPERTS

The financial statements of American Healthcare REIT, Inc. as of December 31, 2022 and 2021, and for each of the three years in the period ended December 31, 2022, incorporated by reference in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are incorporated by reference in reliance upon the report of such firm given their authority as experts in accounting and auditing.

The statements included in this prospectus under the caption “Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters—Estimated Per Share NAV,” relating to the role of Stanger, have been reviewed by Stanger, an independent third-party real estate valuation and advisory firm, and are included in our prospectus given the authority of such firm as experts in property valuation and appraisals.

The statements included in this prospectus under the caption “Industry and Market Data,” as well as certain information in “Prospectus Summary,” “Our Business and Properties,” and other sections in this prospectus where indicated, have been prepared and reviewed by JLL, an independent third-party real estate advisory and consulting services firm, and are included in our prospectus given the authority of such advisor as an expert on such matters.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-11 with the SEC with respect to the shares of our common stock to be issued in this offering. This prospectus is a part of that registration statement and, as permitted by SEC rules, does not include all of the information you can find in the registration statement or the exhibits to the registration statement. For additional information relating to us, we refer you to the registration statement and the exhibits to the registration statement filed therewith or incorporated by reference therein. Statements contained in, or incorporated by reference into, this prospectus as to the contents of any contract or document are necessarily summaries of such contract or document and in each instance, if we have filed or incorporated by reference the contract or document as an exhibit to the registration statement, we refer you to the copy of the contract or document filed or incorporated by reference as an exhibit to the registration statement.

We are subject to the information requirements of the Exchange Act, and in accordance with the Exchange Act, we file annual, quarterly and current reports, proxy statements and other information with the SEC. We furnish our stockholders by mail (or, where permitted, by electronic delivery and notification) with annual reports containing consolidated financial statements certified by an independent registered public accounting firm. The registration statement is, and all of these filings with the SEC are, available to the public over the internet at the SEC’s website at www.sec.gov.

Our website at www.AmericanHealthcareREIT.com contains additional information about our business. Information contained on, or accessible through, our website is not incorporated by reference into and does not constitute a part of this prospectus.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC’s rules allow us to “incorporate by reference” information into this prospectus. This means that we can disclose important information to you by referring you to another document. The information incorporated by reference is considered to be a part of this prospectus. The following documents previously filed with the SEC are incorporated by reference into this prospectus, except for any documents or portions thereof deemed to be “furnished” and not filed in accordance with SEC rules:

•	our Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on March 17, 2023;

•

our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2023, June 30, 2023 and September 30, 2023, filed with the SEC on May 15, 2023, August 14, 2023 and November 13, 2023, respectively;

•

our Current Reports on Form 8-K filed with SEC on January 10, 2023, February 17, 2023, March 7, 2023, March 17, 2023, April 11, 2023, June 16, 2023, September 20, 2023, November  7, 2023 and December 15, 2023; and

•	our definitive Proxy Statement on Schedule 14A, filed with the SEC on April 11, 2023.

Any statement made in a document incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus, or in any other subsequently filed document that is incorporated by reference into this prospectus, modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You can obtain any of the filings incorporated by reference into this prospectus through us or from the SEC through the SEC’s website at www.sec.gov. We will provide, without charge, to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon written or oral request of such person, a copy of any or all of the reports and documents referred to above which have been incorporated by reference into this prospectus. You should direct requests for those documents to:

American Healthcare REIT, Inc.

18191 Von Karman Avenue, Suite 300

Irvine, California 92612

Attention: Secretary

(949) 270-9200

Our website at www.AmericanHealthcareREIT.com contains additional information about our business. Information contained on, or accessible through, our website is not incorporated by reference into and does not constitute a part of this prospectus.

56,000,000 Shares

AMERICAN HEALTHCARE REIT, INC.

Common Stock

Prospectus

Lead Book-Running Managers

BofA Securities

Morgan Stanley

Bookrunners

KeyBanc Capital Markets

Citigroup

RBC Capital Markets

Barclays

Truist Securities

Co-Managers

JMP Securities

   A CITIZENS COMPANY

Fifth Third Securities

Regions Securities LLC

Credit Agricole CIB

   , 2024

Through and including     , 2024 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 31. Other Expenses of Issuance and Distribution

The following table itemizes the expenses incurred by us in connection with the issuance and distribution of the securities being registered hereunder. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee, and the NYSE listing fee.

SEC registration fee	$137,092
NYSE listing fee	300,000
FINRA fee	145,400
Printing expenses	565,000
Legal fees and expenses	4,174,000
Accounting fees and expenses	452,000
Transfer agent fees and expenses	240,000
Other fees and expenses	986,508

Total	$7,000,000

Item 32. Sales to Special Parties.

None.

Item 33. Recent Sales of Unregistered Securities.

On November 18, 2021, we granted an aggregate of 8,204 shares of our restricted Class T common stock to our independent directors pursuant to our incentive plan as compensation for their services as independent directors to our Board. The shares of restricted stock issued pursuant to our incentive plan were issued in transactions exempt from registration pursuant to Section 4(a)(2) of the Securities Act.

On April 1, 2022, we granted an aggregate of 19,200 time-based RSUs to certain of our key employees pursuant to our incentive plan. Such RSUs were issued in transactions exempt from registration pursuant to Section 4(a)(2) of the Securities Act.

On June 15, 2022, we granted an aggregate of 13,725 shares of our restricted Class T common stock to our independent directors pursuant to our incentive plan as compensation for services in connection with their re-election as independent directors to our Board at our annual meeting of stockholders. Such shares of restricted stock were issued in transactions exempt from registration pursuant to Section 4(a)(2) of the Securities Act and vested on June 15, 2023.

On August 8, 2022, we granted 3,154 time-based shares of our restricted Class T common stock and 1,051 performance-based RSUs representing the right to receive up to 2,103 shares of our Class T common stock upon vesting (such number of shares assumes that we issue shares of our common stock underlying such unvested performance-based awards at maximum levels for performance and market conditions that have not yet been achieved; to the extent that performance or market conditions do not meet maximum levels, the actual number of shares of our common stock issued under our incentive plan would be less than the amount reflected above) to one of our executive officers pursuant to our incentive plan in connection with their appointment. The shares of restricted stock and RSUs were issued pursuant to our incentive plan and were issued in a transaction exempt from registration pursuant to Section 4(a)(2) of the Securities Act.

On August 30, 2022, we granted 1,811 shares of our restricted Class T common stock to one of our independent directors pursuant to our incentive plan as compensation for services in connection with their initial appointment as an independent director to our Board. Such shares of restricted stock were issued in a transaction exempt from registration pursuant to Section 4(a)(2) of the Securities Act and vested on June 15, 2023.

On January 10, 2023, we granted an aggregate of 1,956 shares of our restricted Class T common stock to two of our independent directors pursuant to our incentive plan in connection with their initial appointment as independent directors to our Board. Such shares of restricted stock were issued in transactions exempt from registration pursuant to Section 4(a)(2) of the Securities Act and vested on June 15, 2023.

On April 3, 2023 and June 19, 2023, we granted an aggregate of 150,329 time-based RSUs to our executive officers and certain of our key employees pursuant to our incentive plan. Such RSUs were issued in transactions exempt from registration pursuant to Section 4(a)(2) of the Securities Act.

On April 3, 2023, we granted an aggregate of 41,399 performance-based RSUs representing the right to receive up to 82,798 shares of our Class T common stock upon vesting (such number of shares assumes that we issue shares of our common stock underlying such unvested performance-based awards at maximum levels for performance and market conditions that have not yet been achieved; to the extent that performance or market conditions do not meet maximum levels, the actual number of shares of our common stock issued under our incentive plan would be less than the amount reflected above) to our executive officers pursuant to our incentive plan. Such performance-based RSUs were issued pursuant to our incentive plan and were issued in a transaction exempt from registration pursuant to Section 4(a)(2) of the Securities Act.

On June 15, 2023, we granted an aggregate of 24,200 shares of our restricted Class T common stock to our non-executive and independent directors pursuant to our incentive plan as compensation for services in connection with their re-election as independent directors to our Board at our annual meeting of stockholders. Such shares of restricted stock were issued in transactions exempt from registration pursuant to Section 4(a)(2) of the Securities Act and vest on June 15, 2024.

Item 34. Indemnification of Directors and Officers.

Maryland law permits a Maryland corporation to include in its charter a provision eliminating the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (1) actual receipt of an improper benefit or profit in money, property or services or (2) active and deliberate dishonesty established by a final judgment as being material to the cause of action. Our charter contains such a provision that eliminates such liability to the maximum extent permitted by Maryland law. Our charter contains a provision that eliminates the liability of our directors and officers to the maximum extent permitted by Maryland law.

The MGCL requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity against reasonable expenses actually incurred in connection with such proceeding. The MGCL permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless the following can be established: (1) an act or omission of the director or officer was material to the matter giving rise to the proceeding, and was committed in bad faith or was the result of active and deliberate dishonesty; (2) the director or officer received an improper personal benefit in money, property or services; or (3) with respect to any criminal proceeding, the director or officer had reasonable cause to believe his or her act or omission was unlawful.

Under the MGCL, a court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received. However, indemnification for an adverse judgment in a suit by the corporation or in its right, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses. The MGCL also permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

Our charter requires us, to the maximum extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to any present or former director or officer of us or any of our subsidiaries who is made or threatened to be made a party to, or witness in, the proceeding by reason of his or her service in that capacity or any individual who, while a director or officer of us or any of our subsidiaries and at our request or at the request of any of our subsidiaries, serves or has served another corporation, real estate investment trust, partnership, joint venture, limited liability company, trust, employee benefit plan or other enterprise as a director, officer, partner, manager, member or trustee and who is made or threatened to be made a party to, or witness in, the proceeding by reason of his or her service in that capacity.

We have also entered into indemnification agreements with each of our directors and officers that provide for indemnification to the maximum extent permitted by Maryland law.

The partnership agreement of our operating partnership, the partnership of which we serve as the sole member of the sole general partner, also provides that we, as general partner, are indemnified to the extent provided therein. The partnership agreement further provides that our directors, officers, and designees are indemnified to the extent provided therein.

We have purchased and intend to maintain insurance on behalf of all of our directors and executive officers against liability asserted against or incurred by them in their official capacities, whether or not we are required or have the power to indemnify them against the same liability.

Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 35. Treatment of Proceeds from Stock Being Registered.

None of the net proceeds will be credited to an account other than the appropriate capital share account.

Item 36. Financial Statements and Exhibits.

(a)

Financial Statements. See Part II, Item 8 and Part IV, Item 15 of our Annual Report on Form 10-K filed with the SEC on March 17, 2023, which is incorporated in this registration statement by reference.

(b)

Exhibits. See the Exhibit Index on the page immediately preceding the signature page for a list of exhibits filed as part of this registration statement on Form S-11, which Exhibit Index is incorporated herein by reference.

Item 37. Undertakings.

(a)

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(b)	The undersigned registrant hereby undertakes that:

(i)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(ii)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBITS INDEX

(a)	Financial Statement Schedules

See Part II, Item 8 and Part IV, Item 15 of our Annual Report on Form 10-K filed with the SEC on March 17, 2023, which is incorporated in this registration statement by reference.

(b)	Exhibits

Exhibit Number	Exhibit Description

1.1***	Form of Underwriting Agreement

2.1	Agreement and Plan of Merger, dated June 23, 2021, by and among Griffin-American Healthcare REIT IV, Inc., Griffin-American Healthcare REIT IV Holdings, LP, Continental Merger Sub, LLC, Griffin-American Healthcare REIT III, Inc. and Griffin-American Healthcare REIT III Holdings, LP (included as Exhibit 2.1 to our Current Report on Form 8-K (File No. 000-55775) filed June 24, 2021 and incorporated herein by reference)

3.1	Fourth Articles of Amendment and Restatement of Griffin-American Healthcare REIT IV, Inc., dated October 1, 2021 (included as Exhibit 3.1 to our Current Report on Form 8-K (File No. 000-55775) filed October 1, 2021 and incorporated herein by reference)

3.2	Articles of Amendment (Reverse Stock Split) of American Healthcare REIT, Inc., dated November 15, 2022 (included as Exhibit 3.1 to our Current Report on Form 8-K (File No. 000-55775) filed November 16, 2022 and incorporated herein by reference)

3.3	Articles of Amendment (Par Value Decrease) of American Healthcare REIT, Inc., dated November 15, 2022 (included as Exhibit 3.2 to our Current Report on Form 8-K (File No. 000-55775) filed November 16, 2022 and incorporated herein by reference)

3.4	Amended and Restated Bylaws of American Healthcare REIT, Inc. (included as Exhibit 3.1 to our Current Report on Form 8-K (File No. 000-55775) filed February 17, 2023 and incorporated herein by reference)

3.5***	Form of Articles Supplementary of American Healthcare REIT, Inc. reclassifying shares of Class I common stock

3.6***	Form of Articles Supplementary of American Healthcare REIT, Inc. opting out from Section 3-803 of the Maryland General Corporation Law

4.1***	Statement regarding restrictions on transferability of shares of common stock (to appear on stock certificate or to be sent upon request and without charge to stockholders issued shares without certificates)

4.2	Amended and Restated Distribution Reinvestment Plan of Griffin-American Healthcare REIT IV, Inc. (included as Exhibit 4.6 to our Registration Statement on Form S-3 (File No. 333-229301) filed January 18, 2019 and incorporated herein by reference)

5.1**	Opinion of Venable LLP regarding the validity of the securities being registered

8.1**	Opinion of Sidley Austin LLP regarding certain tax matters

10.1†

American Healthcare REIT, Inc. Second Amended and Restated 2015 Incentive Plan, effective as of June 15, 2023 (included as Exhibit 10.1 to our Quarterly Report on Form 10-Q (File No. 000-55775) filed August 14, 2023 and incorporated herein by reference)

Exhibit Number	Exhibit Description

10.2	First Amended and Restated Senior Secured Credit Agreement dated as of September 5, 2019, among Trilogy RER, LLC, and certain subsidiaries of Trilogy RER, LLC, KeyBank National Association and the other lenders which are parties thereto from time to time, CIT Bank, N.A., Regions Bank, KeyBanc Capital Markets Inc., Regions Capital Markets, Bank of America, N.A. and The Huntington National Bank (included as Exhibit 10.1 to Griffin-American Healthcare REIT III, Inc.’s Current Report on Form 8-K (File No. 000-55434) filed September 11, 2019 and incorporated herein by reference)

10.3	Unconditional Guaranty of Payment dated as of September 5, 2019, by Trilogy Investors, LLC, Trilogy Healthcare Holdings, Inc., Trilogy Pro Services, LLC and Trilogy OpCo, LLC for the benefit of KeyBank National Association and the other lenders which are parties thereto from time to time, CIT Bank, N.A., Regions Bank, KeyBanc Capital Markets Inc., Regions Capital Markets, Bank of America, N.A. and The Huntington National Bank (included as Exhibit 10.2 to Griffin-American Healthcare REIT III, Inc.’s Current Report on Form 8-K (File No. 000-55434) filed September 11, 2019 and incorporated herein by reference)

10.4†	Form of Indemnification Agreement (included as Exhibit 10.1 to our Current Report on Form 8-K (File No. 000-55775) filed October 1, 2021 and incorporated herein by reference)

10.5	Second Amended and Restated Agreement of Limited Partnership of American Healthcare REIT Holdings, LP, dated October 1, 2021 (included as Exhibit 10.1 to our Current Report on Form 8-K (File No. 000-55775) filed October 5, 2021 and incorporated by reference)

10.6	Amended and Restated Share Repurchase Plan (included as Exhibit 10.2 to our Current Report on Form 8-K (File No. 000-55775) filed October 5, 2021 and incorporated herein by reference)

10.7	Registration Rights Agreement, dated October 1, 2021, by and between Griffin-American Healthcare REIT III, Inc. and Griffin-American Healthcare REIT III Holdings, LP (included as Exhibit 10.1 to Griffin-American Healthcare REIT III, Inc’s Current Report on Form 8-K (File No. 000-55434) filed October 1, 2021 and incorporated herein by reference)

10.8†	Offer Letter, dated October 1, 2021, between Griffin-American Healthcare REIT III, Inc. and Jeffrey T. Hanson (included as Exhibit 10.2 to Griffin-American Healthcare REIT III, Inc.’s Current Report on Form 8-K (File No. 000-55434) filed October 1, 2021 and incorporated herein by reference)

10.9†	Offer Letter, dated October 1, 2021, between Griffin-American Healthcare REIT III, Inc. and Danny Prosky (included as Exhibit 10.3 to Griffin-American Healthcare REIT III, Inc.’s Current Report on Form 8-K (File No. 000-55434) filed October 1, 2021 and incorporated herein by reference)

10.10†	Offer Letter, dated October 1, 2021, between Griffin-American Healthcare REIT III, Inc. and Mathieu B. Streiff (included as Exhibit 10.4 to Griffin-American Healthcare REIT III, Inc.’s Current Report on Form 8-K (File No. 000-55434) filed October 1, 2021 and incorporated herein by reference)

10.11†	Offer Letter, dated October 1, 2021, between Griffin-American Healthcare REIT III, Inc. and Brian S. Peay (included as Exhibit 10.5 to Griffin-American Healthcare REIT III, Inc.’s Current Report on Form 8-K (File No. 000-55434) filed October 1, 2021 and incorporated herein by reference)

10.12†	American Healthcare Opps Holdings, LLC Executive Severance and Change in Control Plan, effective as of November 18, 2021 (included as Exhibit 10.12 to our Annual Report on Form 10-K (File No. 000- 22771369) filed on March 25, 2022 and incorporated herein by reference)

10.13	Eighth Amended and Restated Limited Liability Company Agreement of Trilogy Investors, LLC dated as of December 31, 2021, entered into by and among Trilogy Real Estate Investment Trust, Trilogy Management Services, LLC and Members, effective as of December 31, 2021 (included as Exhibit 10.13 to our Annual Report on Form 10-K (File No. 000- 22771369) filed on March 25, 2022 and incorporated herein by reference)

Exhibit Number	Exhibit Description

10.14	Amended and Restated Credit Agreement by and among American Healthcare REIT Holdings, LP, American Healthcare REIT, Inc. and certain subsidiaries, Bank of America, N.A., KeyBank, National Association, Citizens Bank, National Association, Bank of the West, Fifth Third Bank, National Association, Truist Bank, Regions Bank, KeyBanc Capital Markets and BofA Securities, Inc. dated January 19, 2022 (included as Exhibit 10.1 to our Current Report on Form 8-K (File No. 000-55775) filed January 25, 2022 and incorporated herein by reference)

10.15†	Transition Services Agreement by and among American Healthcare REIT, Inc., American Healthcare Opps Holdings, LLC and Jeffrey T. Hanson, dated March 24, 2022 (included as Exhibit 10.15 to our Annual Report on Form 10-K (File No. 000- 22771369) filed on March 25, 2022 and incorporated herein by reference)

10.16†	Transition Services Agreement by and among American Healthcare REIT, Inc., American Healthcare Opps Holdings, LLC and Mathieu B. Streiff, dated July 14, 2022 (included as Exhibit 10.1 to our Current Report on Form 8-K (File No. 000-55775) filed on July 18, 2022 and incorporated herein by reference)

10.17†	Offer Letter, dated July 14, 2022, between American Healthcare REIT, Inc. and Gabriel M. Willhite (included as Exhibit 10.2 to our Current Report on Form 8-K (File No. 000-55775) filed on July 18, 2022 and incorporated herein by reference)

10.18	First Amendment to Amended and Restated Credit Agreement dated as of March 1, 2023 among American Healthcare REIT Holdings, LP, American Healthcare REIT, Inc. and certain subsidiaries, Bank of America, N.A., KeyBank, National Association, Citizens Bank, National Association, and certain other lenders named therein (included as Exhibit 10.1 to our Current Report on Form 8-K (File No. 000-55775) filed March 7, 2023 and incorporated herein by reference)

10.19	First Amendment to the First Amended and Restated Senior Secured Credit Agreement and dated as of April 30, 2021, among Trilogy RER, LLC, and certain subsidiaries of Trilogy RER, LLC, Trilogy Investors, LLC, Trilogy Healthcare Holdings, Inc., Trilogy OpCo, LLC and Trilogy Pro Services, LLC, KeyBank National Association and the other lenders which are parties thereto from time to time, CIT Bank, N.A., Regions Bank, KeyBanc Capital Markets, Inc., Regions Capital Markets, Bank of America, N.A. and The Huntington National Bank (included as Exhibit 10.4 to our Annual Report on Form 10-K (File No. 000-55775) filed March 17, 2023 and incorporated herein by reference)

10.20	Second Amendment to the First Amended and Restated Senior Secured Credit Agreement and dated as of September 29, 2021, among Trilogy RER, LLC, and certain subsidiaries of Trilogy RER, LLC, Trilogy Investors, LLC, Trilogy Healthcare Holdings, Inc., Trilogy OpCo, LLC and Trilogy Pro Services, LLC, KeyBank National Association and the other lenders which are parties thereto from time to time, CIT Bank, N.A., Regions Bank, KeyBanc Capital Markets, Inc., Regions Capital Markets, Bank of America, N.A. and The Huntington National Bank (included as Exhibit 10.5 to our Annual Report on Form 10-K (File No. 000-55775) filed March 17, 2023 and incorporated herein by reference)

10.21	Third Amendment to the First Amended and Restated Senior Secured Credit Agreement and Amendment to Unconditional Guaranty of Payment and Performance dated as of December 20, 2022, among Trilogy RER, LLC, and certain subsidiaries of Trilogy RER, LLC, Trilogy Investors, LLC, Trilogy Healthcare Holdings, Inc., Trilogy OpCo, LLC and Trilogy Pro Services, LLC, KeyBank National Association and the other lenders which are parties thereto from time to time, CIT Bank, N.A., Regions Bank, KeyBanc Capital Markets, Inc., Regions Capital Markets, Bank of America, N.A. and The Huntington National Bank (included as Exhibit 10.6 to our Annual Report on Form 10-K (File No. 000-55775) filed March 17, 2023 and incorporated herein by reference)

Exhibit Number	Exhibit Description

10.22	Fourth Amendment to the First Amended and Restated Senior Secured Credit Agreement, dated as of March 30, 2023, among Trilogy RER, LLC and certain subsidiaries of Trilogy RER, LLC, Trilogy Investors, LLC, Trilogy Healthcare Holdings, Inc., Trilogy OpCo, LLC and Trilogy Pro Services, LLC, KeyBank National Association and the other lenders which are parties thereto from time to time (included as Exhibit 10.2 to our Quarterly Report on Form 10-Q (File No. 000-55775) filed May 15, 2023 and incorporated herein by reference)

10.23

Extension Letter to the First Amended and Restated Senior Secured Credit Agreement, dated as of September 5, 2023, among Trilogy RER, LLC, certain subsidiaries of Trilogy RER, LLC, Trilogy Investors, LLC, Trilogy Healthcare Holdings, Inc., Trilogy OpCo, LLC, Trilogy Pro Services, LLC, and KeyBank National Association (included as Exhibit 10.23 to Pre-Effective Amendment No. 2 to our Registration Statement on Form S-11 (File No. 333-267464) filed November 7, 2023 and incorporated herein by reference)

10.24	Membership Interest Purchase Agreement by and among GAHC3 Trilogy JV, LLC, American Healthcare REIT, Inc., Trilogy Holdings NT-HCI, LLC and NorthStar Healthcare Income Operating Partnership, LP, dated as of November 3, 2023, including, as exhibits, the forms of the Articles Supplementary, the Preferred Stock Registration Rights Agreement and the Common Stock Registration Rights Agreement (included as Exhibit 10.1 of our Current Report on Form 8-K (File No. 000-55775) filed November 7, 2023 and incorporated herein by reference)

10.25***	Fifth Amendment to the First Amended and Restated Senior Secured Credit Agreement, dated as of December 21, 2023, by and among Trilogy RER, LLC and certain subsidiaries of Trilogy RER, LLC, Trilogy Investors, LLC, Trilogy Healthcare Holdings, Inc., Trilogy OpCo, LLC and Trilogy Pro Services, LLC, KeyBank National Association and the other lenders which are parties thereto from time to time (included as Exhibit 10.25 to Pre- Effective Amendment No. 3 to our Registration Statement on Form S-11 (File No. 333-267464) filed January 2, 2024 and incorporated herein by reference)

10.26†**	Form of Executive Listing Equity Award Agreement

10.27†**	Form of Independent Director Listing Equity Award Agreement

21.1***	Subsidiaries of American Healthcare REIT, Inc.

23.1**	Consent of Deloitte & Touche LLP

23.2**	Consent of Venable LLP (included in Exhibit 5.1)

23.3**	Consent of Sidley Austin LLP (included in Exhibit 8.1)

23.4***	Consent of Robert A. Stanger & Co., Inc.

23.5***	Consent of Jones Lang LaSalle Americas Inc.

24.1***	Power of Attorney

107**	Calculation of Filing Fee Table

**	Filed herewith
***	Filed previously
†	Management contract or compensatory plan

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that the registrant meets all of the requirements for filing on Form S-11 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California, on January 29, 2024.

American Healthcare REIT, Inc.

By:	/s/ Danny Prosky
Danny Prosky
Chief Executive Officer and President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ Danny Prosky Danny Prosky	Chief Executive Officer, President and Director (Principal Executive Officer)	January 29, 2024

/s/ Brian S. Peay Brian S. Peay	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	January 29, 2024

* Jeffrey T. Hanson	Non-executive Chairman of the Board	January 29, 2024

* Mathieu B. Streiff	Director	January 29, 2024

* Scott A. Estes	Director	January 29, 2024

* Brian J. Flornes	Director	January 29, 2024

* Dianne Hurley	Director	January 29, 2024

* Marvin R. O’Quinn	Director	January 29, 2024

* Valerie Richardson	Director	January 29, 2024

* Wilbur H. Smith III	Director	January 29, 2024

*	By:	/s/ Brian S. Peay
	Name:	Brian S. Peay
	Title:	Attorney-in-Fact